Exhibit 99.1

THE MADISON SQUARE GARDEN COMPANY

TWO PENNSYLVANIA PLAZA

NEW YORK, NY 10121

[●], 2020

Dear Stockholder:

I am pleased to report that the previously announced spin-off by The Madison Square Garden Company, which we refer to as “MSG,” of all of the outstanding shares of common stock of its MSG Entertainment Spinco, Inc. subsidiary is expected to become effective on [●], 2020. MSG Entertainment Spinco, Inc., a Delaware corporation, which we refer to as “Spinco,” will become a public company on that date and will own the entertainment business currently owned and operated by MSG through its MSG Entertainment business segment and the sports bookings business currently owned and operated by MSG through its MSG Sports business segment, as described in this information statement. We expect that on or prior to the Distribution, The Madison Square Garden Company will change its name to “Madison Square Garden Sports Corp.” and Spinco will change its name to “Madison Square Garden Entertainment Corp.” Spinco’s Class A Common Stock will be listed on the New York Stock Exchange, which we will refer to as “NYSE,” under the symbol “MSGE” and we expect that The Madison Square Garden Company (renamed “Madison Square Garden Sports Corp.”) will change its symbol on NYSE to “MSGS” in connection with the spin-off.

Holders of record of MSG’s Class A Common Stock as of the close of business, New York City time, on [●], 2020, which will be the record date, will receive one share of Spinco Class A Common Stock for every [●] share(s) of MSG’s Class A Common Stock held. Holders of record of MSG’s Class B Common Stock as of the close of business on the record date will receive one share of Spinco Class B Common Stock for every [●] share(s) of MSG Class B Common Stock held. No action is required on your part to receive your Spinco shares. You will not be required either to pay anything for the new shares or to surrender any shares of MSG stock.

No fractional shares of Spinco stock will be issued. If you otherwise would be entitled to a fractional share you will receive a check for the cash value thereof, which generally will be taxable to you. In due course you will be provided with information to enable you to compute your tax bases in both MSG and Spinco stock. MSG expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the distribution by MSG of our Class A Common Stock and Class B Common Stock to the holders of MSG Class A Common Stock and MSG Class B Common Stock, respectively (i.e., the distribution), will qualify as a tax-free distribution for U.S. federal income tax purposes.

The enclosed information statement describes the distribution of shares of Spinco stock and contains important information about Spinco, including financial statements. I suggest that you read it carefully. If you have any questions regarding the Distribution, please contact MSG’s transfer and distribution agent, EQ Shareowner Services, at 1-800-468-9716 (U.S. toll free) or 651-450-4064 (International).

Sincerely,

James L. Dolan

Executive Chairman and Chief Executive Officer

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission.

PRELIMINARY INFORMATION STATEMENT

SUBJECT TO COMPLETION, DATED MARCH 25, 2020

INFORMATION STATEMENT

MSG Entertainment Spinco, Inc.

Distribution of

Class A Common Stock

Par Value, $0.01 Per Share

Class B Common Stock

Par Value, $0.01 Per Share

This information statement is being furnished in connection with the distribution by The Madison Square Garden Company (“MSG”) to holders of its common stock of all of the outstanding shares of MSG Entertainment Spinco, Inc. (collectively, “we,” “us,” “our,” “Spinco,” or the “Company”) common stock. Prior to such distribution, we will enter into a series of transactions with MSG pursuant to which we will own the entertainment business that was owned and operated by MSG through its MSG Entertainment business segment, as well as the sports bookings business that was owned and operated by MSG through its MSG Sports business segment, as described in this information statement.

Shares of our Class A Common Stock will be distributed to holders of MSG Class A Common Stock of record as of the close of business, New York City time, on [●], 2020, which will be the record date. Each such holder will receive one share of our Class A Common Stock for every [●] share(s) of MSG’s Class A Common Stock held on the record date. Shares of our Class B Common Stock will be distributed to holders of MSG’s Class B Common Stock as of the close of business on the record date. Each holder of MSG’s Class B Common Stock will receive one share of our Class B Common Stock for every [●] share(s) of MSG’s Class B Common Stock held on the record date. We refer to this distribution of securities as the “Distribution.” The Distribution will be effective at 11:59 p.m., New York City time, on [●], 2020. For MSG stockholders who own common stock in registered form, in most cases the transfer and distribution agent will credit their shares of Spinco common stock to book entry accounts established to hold their MSG common stock. Our transfer and distribution agent will send these stockholders a statement reflecting their Spinco common stock ownership shortly after [●], 2020. For stockholders who own MSG common stock through a broker or other nominee, their shares of Spinco common stock will be credited to their accounts by the broker or other nominee. Stockholders will receive a cash payment in lieu of fractional shares, which generally will be taxable. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

No stockholder approval of the Distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. MSG stockholders will not be required to pay for the shares of our common stock to be received by them in the Distribution, or to surrender or to exchange shares of MSG common stock in order to receive our common stock, or to take any other action in connection with the Distribution. There is currently no trading market for our common stock.

We expect that on or prior to the Distribution, The Madison Square Garden Company will change its name to “Madison Square Garden Sports Corp.” and MSG Entertainment Spinco, Inc. will change its name to “Madison Square Garden Entertainment Corp.” We will apply to list our Class A Common Stock on the New York Stock Exchange (“NYSE”) under the symbol “MSGE” and we expect that The Madison Square Garden Company (renamed “Madison Square Garden Sports Corp.”) will change its symbol on NYSE to “MSGS” in connection with the Distribution. We will not list our Class B Common Stock on any securities exchange.

IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 28.

WE ARE AN EMERGING GROWTH COMPANY AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT OF 2012. REFER TO “RISK FACTORS — THE REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO US AS AN ‘EMERGING GROWTH COMPANY’ MAY MAKE OUR CLASS A COMMON STOCK LESS ATTRACTIVE TO INVESTORS” AND “BUSINESS — EMERGING GROWTH COMPANY STATUS.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

Stockholders of MSG with inquiries related to the Distribution should contact MSG’s transfer and distribution agent, EQ Shareowner Services, at 1-800-468-9716 (U.S. toll free) or 651-450-4064 (International).

The date of this information statement is [●], 2020.

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SUMMARY

The following is a summary of certain of the information contained in this information statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by more detailed information contained elsewhere in this information statement, which should be read in its entirety.

Unless the context otherwise requires, all references to “we,” “us,” “our,” “Spinco” or the “Company” refer to MSG Entertainment Spinco, Inc., together with its direct and indirect subsidiaries. Where we describe in this information statement our business activities, we do so as if the transfer of the entertainment business owned and operated by MSG through its MSG Entertainment business segment and the sports bookings business owned and operated by MSG through its MSG Sports business segment, to Spinco has already occurred.

We expect that on or prior to the Distribution, The Madison Square Garden Company will change its name to “Madison Square Garden Sports Corp.” and MSG Entertainment Spinco, Inc. will change its name to “Madison Square Garden Entertainment Corp.”

Our Company

The Company is a leader in live experiences comprised of iconic venues; marquee entertainment content; popular dining and nightlife offerings; and a premier music festival that, together, entertain approximately 12 million guests a year. Utilizing our powerful brands and live entertainment expertise, the Company delivers unique experiences that set the standard for excellence and innovation while forging deep connections with diverse and passionate audiences. The Company’s portfolio of venues includes: Madison Square Garden (“The Garden”), Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, the Forum in Inglewood, CA and The Chicago Theatre. In addition, the Company is constructing a state-of-the-art venue, MSG Sphere, in Las Vegas and plans to build a second MSG Sphere in London. The Company also includes the original production, the Christmas Spectacular Starring the Radio City Rockettes (“Christmas Spectacular”), as well as Boston Calling Events, LLC (“BCE”), the entertainment production company that owns and operates the Boston Calling Music Festival, and TAO Group Holdings LLC (“Tao Group Hospitality”), a hospitality group with globally recognized entertainment dining and nightlife brands.

Coronavirus Impacts

Our operations and operating results have been, and continue to be, materially impacted by the coronavirus pandemic and government actions taken in response. On the date of this information statement, virtually all of our business operations are shut down and it is not clear when those operations will resume.

As of March 24, 2020, as a result of government mandated assembly limitations and closures, all of our scheduled events at The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, The Chicago Theatre and the Forum are postponed or cancelled through April. We are not recognizing any revenue from those events and it is unclear whether and to what extent those events will be rescheduled. Additionally, public officials have imposed mandates limiting restaurants and bars to only take-out and delivery service and requiring that nightlife venues close in the cities in which Tao Group Hospitality operates. As a result, all Tao Group Hospitality venues in the United States and a majority of Tao Group Hospitality venues outside of the United States are currently closed, which has resulted in the business being materially impacted. It is unclear how long these restrictions will be in effect. In addition, as a result of coronavirus, there have been disruptions beyond our control, including to our supply chain for the construction of the MSG Sphere in Las Vegas.

We are unable to predict when we will be permitted or able to resume normal business operations and what the longer-term effects, if any, of these events will be. See “Risk Factors — Our Operations and Operating Results Have Been, and Continue to be, Materially Impacted by Coronavirus and Government Actions Taken in Response” and “Management’s Discussion and Analysis — Introduction — Coronavirus Impacts.”

Following the completion of the spin-off, MSG Entertainment and MSG will be parties to Arena License Agreements (the “Arena License Agreements”) pursuant to which MSG will make payments to MSG Entertainment for use of The Garden. Absent the current suspension of our ability to operate The Garden, these payments would have been approximately $0.9 million per month for the remainder of our 2020 fiscal year and were anticipated to be approximately $39.1 million for our 2021 fiscal year. Rent actually received will be reduced from these amounts for so long as the National Basketball Association (“NBA”) and National Hockey League (“NHL”) seasons are delayed or cancelled. As a result of the suspension of our business due to coronavirus, however, rent payments due under the Arena License Agreements are not required to be made during the suspension of our ability to operate at The Garden as a result of the force majeure provisions in the agreements. Even if our operation of The Garden and the NBA and NHL seasons were to resume during the coronavirus outbreak, or thereafter, if capacity at The Garden is limited to 1,000 or fewer attendees, amounts payable under the Arena License Agreements would be reduced by 80%. If our operation of The Garden resumes, future rent payments due under the Arena License Agreements will be payable even if the NBA or NHL seasons do not resume simultaneously or at all. See “Certain Relationships and Related Party Transactions — Relationship between MSG and Us After the Distribution — Arena License Agreements” for more detail.

Pending Sale of the Forum

Since June 2012, we have owned the Forum in Inglewood, CA, which serves the Greater Los Angeles area. The Forum, which has flexible seating that ranges from 7,000 seats to 17,600 seats, is the only arena-sized venue in the country dedicated to music and entertainment.

On March 24, 2020, MSG and certain of its subsidiaries, which will become subsidiaries of the Company following the Distribution, entered into a Membership Interest Purchase Agreement contemplating the sale of the Forum and the settlement of related litigation described under “Risk Factors — Our Business Faces Intense and Wide-Ranging Competition Which May Have a Material Negative Effect on Our Business and Results of Operations.” Pursuant to the Membership Interest Purchase Agreement, the buyer has agreed to pay the Company total cash consideration of $400 million for the sale of the Forum and the legal settlement, subject to certain adjustments, and the transaction is estimated to result in net proceeds to the Company of approximately $320 million (which amount remains subject to change). The transaction is subject to customary closing conditions and is expected to close during the second calendar quarter of 2020. See “Business — Pending Sale of the Forum — Membership Interest Purchase Agreement” for a description of the Membership Interest Purchase Agreement.

The pending sale of the Forum has been reflected in the unaudited pro forma combined financial information presented in this information memorandum. See “Unaudited Pro Forma Combined Financial Information.” The unaudited pro forma combined balance sheet includes an adjustment to retained earnings for the $274 million gain on sale (net of tax) related to the pending transaction, which reflects proceeds related to (i) the sale of the Forum and (ii) the settlement of certain related litigation, both of which are components of other income (expense).

Our Strengths

•	Strong and growing presence in major live entertainment markets through:

•	A portfolio of world-renowned venues;

•	Marquee live entertainment brands and content; and

•	Many of the most recognized brands in entertainment dining and nightlife.

•	Deep industry relationships that drive top-tier performers and a wide variety of events to the Company’s venues;

•	Proven track record of delivering significant value for partners through innovative sponsorships and premium hospitality;

•	Reputation for world-class customer experience driven by decades of expertise in marketing, ticket sales and venue operations;

•	Expertise in utilizing data to drive decisions to maximize revenue and the guest experience;

•	Established history of successfully planning and executing comprehensive venue design and construction projects;

•	Long-term agreements to host home games at The Garden for two of the most recognized franchises in professional sports — the NBA’s New York Knicks and the NHL’s New York Rangers; and

•	Strong and seasoned management team.

Our Strategy

Our strategy is to create world-class live experiences, utilizing our iconic venues, exclusive entertainment content, and expertise in venue management, bookings, marketing, sales and premium hospitality. We believe the Company’s unique assets and capabilities, coupled with our deep relationships in the entertainment industry and our strong connection with our diverse and passionate audiences, are what set the Company apart. As an entertainment pioneer, we remain committed to pursuing new opportunities to innovate through the use of technology that will heighten the entertainment experience.

Key components of our strategy include:

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A unique strategy for our performance venues. The Company has a collection of iconic performance venues through which we deliver live entertainment and sporting events. This portfolio includes our New York venues — The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall and the Beacon Theatre; as well as the Forum in Inglewood, CA and The Chicago Theatre. These venues, along with our venue management capabilities, effective bookings strategies and proven expertise in sponsorships, marketing, ticketing and hospitality, have positioned the Company as an industry leader in live entertainment. We intend to leverage our unique assets, expertise and approach to ensure we create unmatched experiences for the benefit of all our stakeholders.

In addition to our existing venues, in February 2018, the Company unveiled its vision for MSG Sphere, new state-of-the-art venues that we believe will change entertainment by pioneering the next generation of immersive experiences. The Company is constructing its first MSG Sphere venue in Las Vegas — one of the world’s most important entertainment destinations — with the goal of opening in calendar year 2021. The Company has also purchased land in Stratford, London, which we expect will become home to the second MSG Sphere.

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Maximizing the live entertainment experience for our customers. We use our first-class operations, coupled with new innovations and our ability to attract top talent, to deliver unforgettable experiences for our guests — whether they are first-time visitors or repeat customers — ensuring they return to our venues. We have a track record of designing world-class facilities that exceed our customers’ expectations. This includes our renovations of The Garden, the Forum, Radio City Music Hall and the Beacon Theatre to deliver top-quality amenities such as state-of-the-art lighting, sound and staging, a full suite of hospitality offerings and enhanced premium products. In addition to better on-site amenities, we continue to explore new ways to utilize technology to improve the customer experience and create communities around our live events. From the way our customers buy their food and beverage; to how we market and process their tickets; to the content we provide them to enhance their entertainment experience, we strive to give our customers the best experience in the industry. For example, we survey thousands of guests annually across our venues to collect data on how we can better optimize their experience. Our commitment to exceptional service and innovation will be elevated even further with the introduction of MSG Sphere — a venue that is being built, from the ground up, to deliver an entirely new guest experience through the use of advanced, cutting-edge architectural, visual and audio technologies that will create a fully immersive and customized entertainment experience. See “Business — Our Business — Our Performance Venues — MSG Sphere” for a description of the key design features of MSG Sphere that we believe will deliver this entirely new guest experience.

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Leveraging our live entertainment expertise to increase productivity across our performance venues. Part of what drives our success is our “artist first” approach, which has created significant growth at our venues over our history. This is reflected in our renovation of the Forum, which set a new bar for the artist experience by delivering superior acoustics and an intimate feel, along with amenities such as star-caliber dressing rooms and dedicated areas for production and touring crews. This talent-friendly environment, coupled with more date availability and our top-tier service, not only attracts artists to our West Coast venue, but also brings them back for repeat performances. We will continue to use our “artist first” approach to attract the industry’s top talent with the goal of increasing utilization across all our venues through more multi-night and multi-market concerts and other events, including more recurring high-profile shows that help expand our base of events. Examples of this strategy include our residencies, which feature legendary performers playing our venues each month, and have included Billy Joel at The Garden and Jerry Seinfeld at the Beacon Theatre.

Another part of our “artist first” approach is how we use our diverse collection of venues. With seating capacities and configurations that range from 2,800 to 21,000, our venue pipeline enables us to shepherd an artist through their growth and development, helping us to cultivate and develop deeper industry relationships. Examples of this include Trevor Noah, whose history with us includes a succession of sold-out shows — first at the Beacon Theatre in 2016, followed by Radio City in 2018, and ultimately, at Madison Square Garden in 2019. Brandi Carlile, who, after playing the Beacon Theatre, The Chicago Theatre and Radio City throughout her career, headlined The Garden in September 2019. Our portfolio of venues also enables us to work with artists across multiple markets, further strengthening our partnerships as well as our opportunities for more extensive engagements. In 2018, we announced a dual-city, multi-year booking agreement with the Tedeschi Trucks Band that includes the band performing multi-shows annually through 2022 at both the Beacon Theatre and Chicago Theatre.

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Selectively expanding our performance venues in key music and entertainment markets. We believe our proven ability to deliver entertainment-focused venues, coupled with our unique capabilities, technologies and “artist first” approach, can deliver a differentiated experience for artists, fans and partners. In February 2018, we unveiled our vision for MSG Sphere, along with our plans to construct these state-of-the-art venues in Las Vegas and London. MSG Sphere venues will utilize advanced, cutting-edge technologies to create an entirely new platform that is expected to redefine how immersion and storytelling come together in entertainment experiences. Because of the transformative nature of these venues, we believe there will be other markets — both domestic and international — where MSG Sphere can be successful. The design of MSG Sphere will be flexible to accommodate a wide range of sizes and capacities — from large-scale to smaller and more intimate — based on the needs of the individual market. Controlling and booking a network of world-class venues provides the Company with a number of avenues for potential growth, including driving increased bookings and greater marketing and sponsorship opportunities. As we explore selectively extending the MSG Sphere network, we will be open to multiple types of transaction structures, including owned, operated, managed, licensed and joint ventures. As we work with various companies to develop the technologies needed for MSG Sphere venues, we are focused on obtaining appropriate strategic rights with respect to intellectual property.

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An innovative approach to marketing and sales. Our Company possesses powerful and attractive assets able to deliver significant exposure for marketing partners who share our vision of creating brand new experiences and innovative opportunities to engage with audiences. We also benefit from being part of a broader entertainment and sports offering as a result of our various agreements with MSG and MSG Networks Inc. (“MSG Networks”), under which the Company will offer an integrated approach to marketing partnerships and corporate hospitality solutions to drive sponsorship, signage and suite sales.

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Delivering unrivaled exposure for our partners. Our assets are highly sought after by companies that value the popularity of our venues and brands, which include Madison Square Garden — The World’s Most Famous Arena — as well as Radio City’s cherished holiday tradition, the celebrated Christmas Spectacular production. Utilizing these powerful platforms, we collaborate with companies to create elevated experiences that showcase their brands in meaningful ways. With the debut of MSG Sphere, we expect the value proposition for our partners to continue to expand as we introduce unprecedented opportunities for them to connect with our guests. MSG Sphere in Las Vegas will feature cutting-edge technology capable of delivering innovative activations. For example, the 366-feet tall by 516-feet wide venue will feature an exterior covered in fully programmable LED, creating a digital showcase for brands, events and partners.

The attractiveness of our assets is further strengthened by various agreements that enable our Company to deliver compelling, broad-based marketing platforms by combining our live entertainment assets, MSG’s professional sports brands, and MSG Networks’ media inventory. This integrated approach to marketing partnerships — which delivers unrivaled entertainment, sports and media exposure in the New York market — has already attracted world-class partners such as JPMorgan Chase, Anheuser-Busch, Charter Communications, Delta Air Lines, Kia, Lexus, PepsiCo and Squarespace.

The Company also offers premium corporate hospitality offerings. For example, The Garden — which, in fiscal 2019, hosted more than 230 entertainment and sporting events, offers a wide array of hospitality products that cater to a variety of audiences. These suites and clubs — which provide exclusive private spaces, first-class amenities and some of the best seats in The Garden — are primarily licensed to corporate customers through multi-year agreements, most of which have annual escalators. We believe the unique combination of our entertainment offerings and MSG’s premium live sporting events, along with the continued importance of corporate hospitality to our guests, positions us well to continue to grow this business. And as the Company’s expansion plans progress, our MSG Sphere venues will deliver additional hospitality options in other major markets.

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Understanding our customers. We continue to forge deep direct-to-consumer relationships with customers and fans, with a focus on understanding how consumers interact with every aspect of the Company. A key component of this strategy is our large and growing proprietary database of millions of customers, which drives revenue and engagement across our events, benefiting the Company through ticket sales and sponsorship activation. This database provides us with an opportunity to tailor offerings and cross-promote our products and services, introducing customers to our wide range of assets and brands.

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A growing portfolio of proprietary content. We continue to explore the creation of proprietary content — including the development of attraction-like shows for our existing and planned venues — that enables us to benefit from being both content creator and venue operator. Content development will ultimately give us greater control over the utilization of our venues, making us less reliant on touring schedules. The Company is supporting this strategy with the creation of a groundbreaking studio that will include expertise from all areas of entertainment. In addition, we are developing a set of tools specifically for MSG Sphere that makes content creation for this powerful platform an intuitive experience and maximizes the potential of the venues’ immersive technologies — whether someone is adapting existing content or developing original creations. The Company expects to collaborate with third-party creators and to also develop its own catalogue of unique and compelling material that can be used across MSG Sphere venues. This will range from original attractions, purpose-built for MSG Sphere, to the establishment of a dynamic library of content that can be used by artists or third parties who want to bring their experiences to life — whether for concerts, residencies or corporate events. The Company’s creation of new proprietary content will also include exploring opportunities for our world-renowned entertainment brand — the Radio City Rockettes.

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Utilizing our world-class hospitality expertise. The Company owns a controlling interest in Tao Group Hospitality — a leader in the hospitality industry. Tao Group Hospitality currently operates 30 entertainment dining and nightlife venues in New York City, Las Vegas, Los Angeles, Chicago, Singapore and Sydney, Australia with widely recognized brands that include: Tao, Marquee, Lavo, Avenue, Beauty & Essex and Cathédrale. Tao Group Hospitality is actively developing opportunities in select markets — both domestically and internationally — to expand. Since September 2018, Tao Group Hospitality has opened TAO Chicago, along with new entertainment dining and nightlife venues as part of the Moxy Chelsea and Moxy East Village hotels in New York City. Tao Group Hospitality also debuted three new venues in Singapore — Marquee, Avenue, and KOMA. In addition to its expansion plans, Tao Group Hospitality has become a valuable strategic partner for the Company. This includes at The Garden, where Tao Group Hospitality is playing a larger role in our food and hospitality offerings, as well as in Las Vegas, where it has a 14-year history in the market and is helping to create a world-class guest experience for MSG Sphere.

Key Challenges

Following the Distribution, we may face a number of challenges, both pre-existing and as a result of the Distribution, including:

•	Effectively managing the impacts of coronavirus and the government mandated suspension of our business operations;

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Intense competition in the market and industry in which we operate, including with other leisure-time activities such as television, motion pictures and sporting events and other live performances, concert venues, restaurants and nightlife venues;

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Dependence upon the continued popularity of the entertainment and sporting events presented in our venues and our existing brands (including the Christmas Spectacular and the NBA’s New York Knicks and the NHL’s New York Rangers), which are sensitive to customer tastes, and our ability to attract popular artists, groups and events to our venues;

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Difficulties in successfully designing, constructing, financing and operating new venues in Las Vegas, London and other markets, including the impact of any unexpected construction delays and/or cost overruns. Because we plan to include many new features in MSG Sphere in Las Vegas and MSG Sphere in London, we may face challenges in the design and implementation of these new venues. In addition, we expect the costs of these new ventures to be substantial and, while it is always difficult to provide a definitive construction cost and timing estimate for large-scale construction projects, it is particularly challenging for a project such as MSG Sphere. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — MSG Spheres” for additional cost-related information;

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The growth of revenue at Tao Group Hospitality depends upon continually adding new venues, as well as maximizing the revenues of existing venues. Successfully adding new venues depends upon Tao Group Hospitality’s ability to identify desirable locations and to design and open appealing venues;

•	Lack of an operating history as a stand-alone public company;

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Strength or weakness of, as well as volatility and less predictability in, our operating results and cash flow because the Company’s results will no longer include cash flows from the MSG Sports business, certain of which are more predictable; and

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Volatility in the market price and trading volume of our common stock. The market price for our common stock could fluctuate significantly for many reasons following the Distribution, including the lack of an existing public market for our stock, the information set forth under “Risk Factors” and other reasons unrelated to our performance.

See the section entitled “Risk Factors” for more information on each of these key challenges.

Company Information

We are a Delaware corporation with our principal executive offices at Two Pennsylvania Plaza, New York, NY 10121. Our telephone number is +1 (212) 465-6000. Spinco is a holding company and conducts substantially all of its operations through its subsidiaries.

Spinco was incorporated on November 21, 2019 and is a direct, wholly owned subsidiary of MSG. Prior to the Distribution, the Company will acquire the subsidiary of MSG that owns, directly and indirectly, the subsidiaries, businesses and other assets described in this information statement. Where we describe in this information statement our business activities, we do so as if these transfers have already occurred.

We expect that on or prior to the Distribution, The Madison Square Garden Company will change its name to “Madison Square Garden Sports Corp.” and MSG Entertainment Spinco, Inc. will change its name to “Madison Square Garden Entertainment Corp.” We will apply for our Class A Common Stock to be listed on NYSE under the symbol “MSGE” and we expect that The Madison Square Garden Company (renamed “Madison Square Garden Sports Corp.”) will change its symbol on NYSE to “MSGS” in connection with the Distribution. We will not list our Class B Common Stock on any securities exchange.

THE DISTRIBUTION

Please see “The Distribution” for a more detailed description of the matters described below.

Distributing Company	MSG, which is a live sports and entertainment business. In addition to the MSG Entertainment business that is being transferred to Spinco, MSG also owns and operates a sports business under its MSG Sports business segment.

Distributed Company	Spinco, a wholly owned subsidiary of MSG, which will own and operate the entertainment business currently owned and operated by MSG through its MSG Entertainment business segment as well as the sports bookings business currently owned and operated by MSG through its MSG Sports business segment, as described in this information statement. Please see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information concerning this business.

Distribution Ratio	Each holder of MSG Class A Common Stock will receive a distribution of one share of our Class A Common Stock for every [●] share(s) of MSG Class A Common Stock held on the record date and each holder of MSG Class B Common Stock will receive a distribution of one share of our Class B Common Stock for every [●] share(s) of MSG Class B Common Stock held on the record date.

Securities to be Distributed	Based on [●] shares of MSG Class A Common Stock and [●] shares of MSG Class B Common Stock outstanding on [●], 2020, approximately [●] shares of our Class A Common Stock and [●] shares of our Class B Common Stock will be distributed. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the Distribution. MSG stockholders will not be required to pay for the shares of our common stock to be received by them in the Distribution, or to surrender or exchange shares of MSG common stock in order to receive our common stock, or to take any other action in connection with the Distribution.

Fractional Shares	Fractional shares of our common stock will not be distributed. Fractional shares of our Class A Common Stock will be aggregated and sold in the public market by the transfer and distribution agent and stockholders will receive a cash payment in lieu of a fractional share. Similarly, fractional shares of our Class B Common Stock will be aggregated, converted to Class A Common Stock, and sold in the public market by the transfer and distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to the stockholders who would otherwise have received fractional interests. These proceeds generally will be taxable to those stockholders.

Distribution Agent, Transfer Agent and Registrar for the Shares	EQ Shareowner Services will be the distribution agent, transfer agent and registrar for the shares of our common stock.

Record Date	The record date is the close of business, New York City time, on [●], 2020.

Distribution Date	11:59 p.m., New York City time, on [●], 2020.

Material U.S. Federal Income Tax Consequences of the Distribution	MSG expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the distribution by MSG of our Class A Common Stock and Class B Common Stock to the holders of MSG Class A Common Stock and MSG Class B Common Stock, respectively (i.e., the Distribution), will qualify as a tax-free distribution under the Internal Revenue Code of 1986, as amended (the “Code”). For U.S. federal income tax purposes, the Distribution is not expected to result in the recognition of gain to MSG with respect to the distribution of our Class A Common Stock or our Class B Common Stock to the MSG stockholders and, except to the extent a stockholder receives cash in lieu of fractional shares of our common stock, no income, gain or loss will be recognized by, and no amount will be included in the income of, such holder upon the receipt of shares of our common stock pursuant to the Distribution. The opinion will not be binding on the Internal Revenue Service (“IRS”) or the courts. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.” Certain transactions related to the Distribution that are not addressed (or expected to be addressed) by the opinion could result in the recognition of income or gain by MSG. The opinion will rely on factual representations and reasonable assumptions, which, if incorrect or inaccurate, may jeopardize the ability to rely on such opinion.

Stock Exchange Listing	There is not currently a public market for our common stock. We will apply for our Class A Common Stock to be listed on NYSE under the symbol “MSGE” and we expect that The Madison Square Garden Company (renamed “Madison Square Garden Sports Corp.”) will change its symbol on NYSE to “MSGS” in connection with the Distribution. It is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the date of the Distribution, when-issued trading in respect of our Class A Common Stock will end and regular way trading will begin. Our Class B Common Stock will not be listed on any securities exchange.

Relationship between MSG and Us after the Distribution

Following the Distribution, we will be a separate public company. Prior to the Distribution, we and MSG will enter into a distribution agreement (the “Distribution Agreement”) and several ancillary agreements for the purpose of accomplishing the distribution of our common stock to MSG’s common stockholders. These agreements also will govern our relationship with MSG subsequent to the Distribution and provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to, at and after the Distribution. These agreements also will include arrangements with respect to transition services (the “Transition Services Agreement”) and a number of ongoing commercial relationships. The Distribution Agreement will include an agreement that we and MSG will provide each other with appropriate indemnities with respect to liabilities arising out of the business being transferred to us by MSG. In connection with the Distribution, a subsidiary of ours will enter into Arena License Agreements with subsidiaries of MSG that will require two of MSG’s professional sports teams — the Knicks and Rangers — to play their home games at The Garden. We will also be party to other arrangements with MSG and its subsidiaries. See “Certain Relationships and Related Party Transactions — Relationship between MSG and Us After the Distribution.”

Overlapping Directors and Officers and Potential Conflicts of Interest	Following the Distribution, there will be an overlap between certain officers of the Company, MSG and MSG Networks. James L. Dolan will serve as the Executive Chairman and Chief Executive Officer of the Company and as the Executive Chairman of both MSG and MSG Networks. Andrew Lustgarten will serve as the President of the Company and as the President and Chief Executive Officer of MSG. In addition, Gregg G. Seibert will serve as a Vice Chairman of the Company, MSG, MSG Networks and AMC Networks, Inc. (“AMC Networks”), a company controlled by members of the Dolan family. Furthermore, immediately following the Distribution, 10 of the members of Board of Directors of the Company (the “Board of Directors” or the “Board”) will also serve as directors of MSG, nine will serve as directors of MSG Networks and eight will serve as directors of AMC Networks (each of MSG, MSG Networks and AMC Networks is referred to as an “Other Entity”), including our Executive Chairman and Chief Executive Officer.

The overlapping directors and officers may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. In addition, after the Distribution, certain of our directors and officers will continue to own stock and/or stock options or other equity awards of an Other Entity. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our Company and an Other Entity.

The Company’s amended and restated certificate of incorporation will acknowledge that directors and officers of the Company may also be serving as directors, officers, employees or agents of an Other Entity (the “Overlap Persons”), and that the Company may engage in material business transactions with such Other Entities. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated certificate of incorporation will provide that no Overlap Person will be liable to the Company or its stockholders for breach of any fiduciary duty that would otherwise occur by reason of the fact that any such individual directs a corporate opportunity (other than certain limited types of opportunities set forth in our amended and restated certificate of incorporation) to one or more of the Other Entities instead of the Company, or does not refer or communicate information regarding such corporate opportunities to the Company. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, arrangements and transactions (and amendments, modifications or terminations thereof) between the Company and the Other Entities and, to the fullest extent permitted by law, will provide that the actions of the Overlap Persons in connection therewith are not breaches of fiduciary duties owed to the Company, any of its subsidiaries or their respective stockholders.

See “Certain Relationships and Related Party Transactions — Certain Relationships and Potential Conflicts of Interest” and “Description of Capital Stock — Certain Corporate Opportunities and Conflicts.”

Control by Dolan Family	Following the Distribution, we will be controlled by the Dolan family, including trusts for the benefit of members of the Dolan family (collectively, the “Dolan Family Group”). We have been informed that the Dolan Family Group will enter into a stockholders agreement (the “Stockholders Agreement”) relating, among other things, to the voting of its shares of our Class B Common Stock. As a result, following the Distribution, we will be a “controlled company” under the corporate governance rules of NYSE. Our Board of Directors has elected not to comply with the NYSE requirements for a majority-independent board of directors and an independent corporate governance and nominating committee because of our status as a controlled company. The Dolan Family Group also controls MSG, MSG Networks and AMC Networks.

See “Risk Factors — We are Controlled by the Dolan Family.” Immediately following the Distribution, 10 of the members of our Board of Directors will be members of the Dolan family.

Post-Distribution Dividend Policy	We do not expect to pay any cash dividends on our common stock in the foreseeable future. All decisions regarding the payment of dividends will be made by our Board of Directors from time to time in accordance with applicable law.

Risk Factors	Stockholders should carefully consider the matters discussed under “Risk Factors.”

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The historical operating and balance sheet data included in the following selected financial data table have been derived from the combined financial statements as of December 31, 2019 and June 30, 2019 and for the six months ended December 31, 2019 and 2018 and the combined financial statements as of June 30, 2019, 2018 and 2017 and for the three years ended June 30, 2019, 2018 and 2017 of Spinco. The historical financial information presented below does not necessarily reflect what our results of operations and financial position would have been if we had operated as a separate publicly-traded entity during those periods. The selected historical financial data presented below should be read in conjunction with the combined financial statements included elsewhere in this information statement and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Also set forth below are summary unaudited pro forma combined balance sheet data as of December 31, 2019 and summary unaudited pro forma combined statements of income data for the six months ended December 31, 2019 and the year ended June 30, 2019. See “Unaudited Pro Forma Combined Financial Information” for more information.

As discussed in note (a) below, our operating results for the year ended June 30, 2018 are not directly comparable with the year ended June 30, 2017 primarily due to the timing of our acquisition of a controlling interest in Tao Group Hospitality.

	Pro Forma Combined (f) (h)		Historical
	Six Months Ended December 31,	Year Ended June 30,	Six Months Ended December 31,		Years Ended June 30,
	2019	2019	2019	2018	2019	2018	2017
	(in thousands, except per share information)
Operating Data (a), (b):
Revenues	$569,140	$1,044,625	$567,177	$582,366	$1,048,909	$988,990	$711,022

Operating income (loss)	(2,068)	(43,388)	(455)	31,110	(45,597)	(31,282)	(98,406)

Net income (loss)	16,970	(35,129)	22,284	48,811	(30,138)	1,887	(112,611)
Less: Net loss attributable to redeemable noncontrolling interests	(1,404)	(7,299)	(1,404)	(3,655)	(7,299)	(628)	(4,370)
Less: Net income (loss) attributable to nonredeemable noncontrolling interests	(157)	(4,945)	(157)	(2,441)	(4,945)	(4,383)	304

Net income (loss) attributable to the Company	$18,531	$(22,885)	$23,845	$54,907	$(17,894)	$6,898	$(108,545)

Balance Sheet Data (a):
Total assets	$4,257,175		$3,579,993	$3,325,651	$3,315,759	$3,287,771	$3,271,497
Long-term debt (including current portion), net of deferred financing costs (c)	257,952		35,952	102,846	54,598	105,700	105,433
Total company divisional/stockholders’ equity	3,155,253		2,605,885	2,572,299	2,572,048	2,478,113	2,442,418
Pro forma earnings (loss) per share (d)
Basic	$0.78	$(0.96)
Diluted	$0.77	$(0.96)
Pro forma weighted-average common shares outstanding (d):
Basic	23,870	23,767
Diluted	23,977	23,767

	Pro Forma (f) (h)
	Six Months Ended December 31,	Year Ended June 30,
	2019	2019
	(in thousands, except per share information)
Other Financial Data:
Reconciliation of Operating income (loss) to Adjusted operating income (loss) (e)
Operating income (loss) (f)	$(2,068)	$(43,388)
Share-based compensation	16,025	37,780
Depreciation and amortization (g)	50,600	101,828
Other purchase accounting adjustments	3,396	4,764

Adjusted operating income	$67,953	$100,984

(a)

Operating and balance sheet data beginning in fiscal year 2017 includes results from the acquisition of Tao Group Hospitality operating information from February 1, 2017 to March 26, 2017. Operating and balance sheet data beginning in fiscal year 2018 includes results from the acquisition of Obscura Digital (“Obscura”) since the acquisition date of November 20, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Overview — Factors Affecting Operating Results.” In addition, see “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies — Business Combinations and Noncontrolling Interests and Note 17. Acquisitions” for more information on our acquisition of Tao Group Hospitality.

(b)

The Company’s operating results for the year ended June 30, 2019 were impacted by the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606. The Company used the modified retrospective method of adoption. Results for reporting periods beginning after July 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting guidance under ASC Topic 605. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies — Recently Adopted Accounting Pronouncements” for more information.

(c)

Historical long-term debt presented above is net of debt issuance costs of $935 and $3,144 as of December 31, 2019 and 2018, respectively, and $1,039, $3,613, and $4,567 as of June 30, 2019, 2018 and 2017, respectively. See “Combined Financial Statements as of December 31, 2019 and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 — Notes to Combined Financial Statements — Note 10. Credit Facilities” and “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 10. Credit Facilities” for more information. See note c) within the Unaudited Pro Forma Combined Financial Information for further information on pro forma long-term debt.

(d)

Pro forma earnings per share and pro forma weighted-average basic shares outstanding are based on the number of shares of MSG Class A Common Stock and MSG Class B Common Stock outstanding of 23.9 million during the six months ended December 31, 2019 and 23.8 million during the year ended June 30, 2019, respectively. Spinco’s weighted average shares outstanding assumes a distribution ratio of one share of our common stock for each share of MSG Class A Common Stock and MSG Class B Common Stock held on the record date of the Distribution. See note (r) within the Unaudited Pro Forma Combined Financial Information for further information.

(e)

The Company defines adjusted operating income (loss), which is a non-U.S. generally accepted accounting principles (“GAAP”) financial measure, as operating income (loss) before (i) depreciation, amortization and impairments of property and equipment and intangible assets, (ii) share-based compensation expense or benefit, (iii) restructuring charges or credits, (iv) gains or losses on sales or dispositions of businesses and (v) the impact of purchase accounting adjustments related to business acquisitions. Because it is based upon operating income (loss), adjusted operating income (loss) also excludes interest expense (including cash interest expense) and other non-operating income and expense items. The Company believes that the exclusion of share-based compensation expense or benefit allows investors to better track the performance of the various operating units of the Company’s business without regard to the settlement of an obligation that is not expected to be made in cash.

The Company believes adjusted operating income (loss) is an appropriate measure for evaluating the operating performance of the Company on a combined basis. Adjusted operating income (loss) and similar measures with similar titles are common performance measures used by investors and analysts to analyze the Company’s performance. The Company uses revenues and adjusted operating income (loss) measures as the most important indicators of its business performance and evaluates management’s effectiveness with specific reference to these indicators.

Adjusted operating income (loss) should be viewed as a supplement to and not a substitute for operating income (loss), net income (loss), cash flows from operating activities, and other measures of performance and/or liquidity presented in accordance with GAAP. Since adjusted operating income (loss) is not a measure of performance calculated in accordance with GAAP, this measure may not be comparable to similar measures with similar titles used by other companies. The Company has presented the components that reconcile operating income (loss), the most directly comparable GAAP financial measure, to adjusted operating income (loss).

(f)

Included within operating income (loss) is $31,981 and $67,963 of pro forma lease revenue related to the Company’s Arena License Agreements with MSG for the six months ended December 31, 2019 and the year ended June 30, 2019. Pursuant to GAAP, recognition of pro forma lease revenue is recorded on a straight-line basis over the term of the lease based upon the value of total future payments under the arrangement. As a result, pro forma lease revenue is comprised of a contractual cash component and a non-cash component for each period presented. Pro forma lease revenue includes (i) $19,570 and $38,000 of revenue collected in cash and (ii) a non-cash component of $12,411 and $29,963 for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively. See note (l) within the Unaudited Pro Forma Combined Financial Information for further information.

(g)	Depreciation and amortization includes purchase accounting adjustments of $5,928 and $15,901 for the six months ended December 31, 2019 and for the year ended June 30, 2019, respectively.
(h)

In addition to giving effect to the Distribution, the pro forma results described herein reflect the probable disposition of the Company’s ownership interest in the Forum in Inglewood, CA. On March 24, 2020, the Company signed a Membership Interest Purchase Agreement contemplating the sale of the Forum and the settlement of related litigation. Pursuant to the Membership Interest Purchase Agreement, the buyer has agreed to pay the Company total cash consideration of $400,000 for the sale of the Forum and the legal settlement, subject to certain adjustments, and the transaction is estimated to result in net proceeds to the Company of approximately $320,000 (which amount remains subject to change). The transaction is subject to customary closing conditions and is expected to close during the second calendar quarter of 2020.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

The following is a brief summary of the terms of the Distribution. Please see “The Distribution” for a more detailed description of the matters described below.

Q:	What is the Distribution?

A:

The Distribution is the method by which MSG will separate the business of our Company from MSG’s other business, creating two separate, publicly-traded companies. In the Distribution, MSG will distribute to its stockholders shares of our Class A Common Stock and Class B Common Stock that it owns. Following the Distribution, we will be a separate company from MSG and MSG will not retain any ownership interest in us. The number of shares of MSG common stock you own will not change as a result of the Distribution.

Q:	What is being distributed in the Distribution?

A:

Approximately [●] million shares of our Class A Common Stock and [●] million shares of our Class B Common Stock will be distributed in the Distribution, based upon the number of shares of MSG Class A Common Stock and MSG Class B Common Stock outstanding on the record date. The shares of our Class A Common Stock and Class B Common Stock to be distributed by MSG will constitute all of the issued and outstanding shares of our Class A Common Stock and Class B Common Stock immediately after the Distribution. For more information on the shares being distributed in the Distribution, see “Description of Capital Stock — Class A Common Stock and Class B Common Stock.”

Q:	Which business and assets will remain with MSG Sports and which business and assets will transfer to the Company?

A:	Following the Distribution, the Company will include:

•	the following venues: The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, the Forum in Inglewood, CA, and The Chicago Theatre;

•	the MSG Sphere under construction in Las Vegas and the MSG Sphere planned to be built in London;

•

the bookings business, including live entertainment bookings, the sports bookings business that was owned and operated by MSG through its MSG Sports business segment, and Arena License Agreements that will require the Knicks and Rangers to play their home games at The Garden;

•	the Christmas Spectacular starring the Radio City Rockettes;

•

majority interests in Tao Group Hospitality, a hospitality group with globally recognized entertainment dining and nightlife brands, and BCE, the entertainment production company that owns and operates the Boston Calling Music Festival; and

•	approximately $1 billion in cash.

Following the Distribution, MSG Sports will include:

•	the New York Knicks professional NBA franchise and its development team, the Westchester Knicks;

•	the New York Rangers professional NHL franchise and its development team, the Hartford Wolf Pack;

•	Knicks Gaming, the official NBA 2K esports franchise of the New York Knicks, and a majority interest in Counter Logic Gaming, a leading North American esports organization; and

•	MSG’s professional sports team training center in Greenburgh, New York.

Q:	What will I receive in the Distribution?

A:	Holders of MSG Class A Common Stock will receive a distribution of one share of our Class A Common Stock for every [●] share(s) of MSG Class A Common Stock held by them on the record date, and holders of MSG Class B Common Stock will receive a distribution of one share of our Class B Common Stock for every [●] share(s) of MSG Class B Common Stock held by them on the record date. As a result of the Distribution, your proportionate interest in MSG will not change. For a more detailed description, see “The Distribution.”

Q:	What is the record date for the Distribution?

A:

Record ownership will be determined as of the close of business, New York City time, on [●], 2020, which we refer to as the “record date.” The person in whose name shares of MSG common stock are registered as of the close of business on the record date is the person to whom shares of the Company’s common stock will be issued in the Distribution. As described below, MSG Class A Common Stock will not trade on an ex-dividend basis with respect to our common stock and, as a result, if a record holder of MSG Class A Common Stock sells those shares after the record date and on or prior to the Distribution date, the seller will be obligated to deliver to the purchaser the shares of our common stock that are issued in respect of the transferred MSG Class A Common Stock.

Q:	When will the Distribution occur?

A:

We expect that shares of our Class A Common Stock and Class B Common Stock will be distributed by the transfer and distribution agent, on behalf of MSG, effective at 11:59 p.m., New York City time, on [●], 2020, which we refer to as the “Distribution date.”

Q:	What will the relationship between MSG and us be following the Distribution?

A:

Following the Distribution, we will be a separate public company and MSG will have no continuing stock ownership interest in us. In connection with the Distribution, we and MSG will enter into a Distribution Agreement and several other agreements for the purpose of accomplishing the Distribution of our common stock to MSG’s common stockholders. These agreements also will govern our relationship with MSG subsequent to the Distribution and will provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to, at and after the Distribution. These agreements also will include arrangements with respect to transition services under the Transition Services Agreement and a number of ongoing commercial relationships. The Distribution Agreement will provide that we and MSG will provide each other with appropriate indemnities with respect to liabilities arising out of the business being transferred to us by MSG. In connection with the Distribution, a subsidiary of ours will enter into Arena License Agreements with subsidiaries of MSG that will require two of MSG’s professional sports teams — the Knicks and Rangers — to play their home games at The Garden. See “Certain Relationships and Related Party Transactions — Relationship Between MSG and Us After the Distribution — Arena License Agreements.” We will also be party to other arrangements with MSG and its subsidiaries. See “Certain Relationships and Related Party Transactions.” Following the Distribution, we and MSG will both be controlled by the Dolan Family Group.

Following the Distribution, there will be an overlap between certain officers of the Company and MSG. James L. Dolan will serve as the Executive Chairman and Chief Executive Officer of the Company and as Executive Chairman of MSG. Andrew Lustgarten will serve as the President of the Company and as President and Chief Executive Officer of MSG. In addition, Gregg G. Seibert will serve as a Vice Chairman of the Company and MSG. Furthermore, immediately following the Distribution, 10 of the members of our Board of Directors will also be directors of MSG, including our Executive Chairman and Chief Executive Officer.

See “Certain Relationships and Related Party Transactions — Certain Relationships and Potential Conflicts of Interest” for a discussion of the policy that will be in place for dealing with potential conflicts of interest that may arise from our ongoing relationships with MSG, MSG Networks and AMC Networks.

Q:	What do I have to do to participate in the Distribution?

A:

No action is required on your part. Stockholders of MSG on the record date for the Distribution are not required to pay any cash or deliver any other consideration, including any shares of MSG common stock, for the shares of our common stock distributable to them in the Distribution.

Q:

If I sell, on or before the Distribution date, shares of MSG Class A Common Stock that I held on the record date, am I still entitled to receive shares of Spinco Class A Common Stock distributable with respect to the shares of MSG Class A Common Stock I sold?

A:

No. No ex-dividend market will be established for our Class A Common Stock until the first trading day following the Distribution date. Therefore, if you own shares of MSG Class A Common Stock on the record date and thereafter sell those shares on or prior to the Distribution date, you will also be selling the shares of our Class A Common Stock that would have been distributed to you in the Distribution with respect to the shares of MSG Class A Common Stock you sell. Conversely, a person who purchases shares of MSG Class A Common Stock after the record date and on or prior to the Distribution date will be entitled to receive from the seller of those shares the shares of our Class A Common Stock issued in the Distribution with respect to the transferred MSG Class A Common Stock.

Q:	How will fractional shares be treated in the Distribution?

A:

If you would be entitled to receive a fractional share of our common stock in the Distribution, you will instead receive a cash payment. See “The Distribution — Manner of Effecting the Distribution” for an explanation of how the cash payments will be determined and “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution” for an explanation of the tax consequences of such cash payments.

Q:	How will MSG distribute shares of Spinco common stock to me?

A:

Holders of shares of MSG Class A Common Stock or MSG Class B Common Stock on the record date will receive shares of the same class of our common stock, in book entry form. See “The Distribution — Manner of Effecting the Distribution” for a more detailed explanation.

Q:	What is the reason for the Distribution?

A:	The potential benefits considered by MSG’s board of directors in making the determination to consummate the Distribution included the following:

•

to provide each of MSG and the Company with increased flexibility to fully pursue and fund its business plan including capital expenditures, investments and acquisitions that would be more difficult to consider or effectuate in the absence of the Distribution. This increased financial flexibility reflects additional aggregate debt capacity and the belief that investors in a company with the mix of assets that each of MSG and the Company will own following the Distribution will be more receptive to strategic initiatives that MSG and the Company may respectively pursue; and

•

to increase the aggregate value of the stock of MSG and the Company above the value that the stock of MSG would have had if it had continued to represent an interest in both the businesses of MSG and the Company, so as to: (i) allow each company to use its stock to pursue and achieve strategic objectives including evaluating and effectuating acquisitions and increasing the long-term attractiveness of equity compensation programs in a significantly more efficient and effective manner with significantly less dilution to existing stockholders; and (ii) allow each company to offer a more focused investment profile to investors.

MSG’s board of directors also considered several factors that might have a negative effect on MSG as a result of the Distribution. MSG’s common stock may come under initial selling pressure as certain MSG stockholders sell their shares because they are not interested in holding an investment in MSG’s remaining business. Moreover, certain factors such as a lack of comparable public companies may limit investors’ ability to appropriately value MSG’s common stock. In addition, the Distribution would separate from MSG the business and assets of the Company, which represent significant value. Because the Company will no longer be part of MSG, the Distribution will also affect the terms upon which MSG can pursue cross-company business transactions and initiatives with the Company. Finally, following the Distribution, MSG and its remaining business will need to absorb certain corporate and administrative costs previously allocated to MSG Entertainment and Corporate and Other.

MSG’s board of directors considered certain aspects of the Distribution that may be adverse to the Company. The Company’s common stock may come under initial selling pressure as certain MSG stockholders sell their shares in the Company because they are not interested in holding an investment in the Company’s business. Moreover, certain factors such as a lack of comparable public companies may limit investors’ ability to appropriately value the Company’s common stock. Because the Company will no longer be part of MSG, the Distribution will also affect the terms upon which the Company can pursue cross-company business transactions and initiatives with MSG’s other business. In addition, after the Distribution, the Company’s results will not reflect the generally more predictable cash flow from the MSG Sports business, which may result in more volatile and less predictable operating results and cash flow for the Company, although this will be partially offset by payments that the Company will receive from MSG under the Arena License Agreements and other commercial arrangements to be entered into between the Company and MSG. As a result of the Distribution, the Company will bear significant incremental costs associated with being a publicly held company and will need to absorb certain corporate and operational support costs previously allocated to MSG. This cost increase will be partially offset by payments that the Company will receive from MSG resulting from the establishment of the Transition Services Agreement, which will be recorded as a reduction of operating expenses. Refer to the “Unaudited Pro Forma Combined Financial Information” section for further details.

Q:	Why did MSG revise its plan for the Distribution?

A:

In June 2018, MSG announced that its board of directors had authorized MSG’s management to explore a possible spin-off that would create a separately-traded public company comprised of its sports businesses, including the New York Knicks and New York Rangers professional sports franchises (the “Sports Spinco”). In connection with the sports spin-off, it was anticipated that the record holders of MSG’s common stock would have received a pro-rata distribution, expected to be equivalent, in the aggregate, to an approximately two-thirds economic interest in Sports Spinco. The remaining common stock, equivalent to an approximately one-third economic interest in Sports Spinco, was to be retained by MSG and used primarily to fund a portion of construction costs of MSG Spheres in Las Vegas and London. In November 2019, MSG’s board of directors reassessed the desirability of the retained interest based on the evolving timeline of the MSG Sphere in London (and related capital needs), MSG’s access to liquidity, greater tax efficiencies and the board of directors’ interest in each stockholder continuing to own their current economic interest in both the entertainment and sports companies. Based on those considerations, MSG’s board of directors authorized MSG’s management to proceed with pursuing the separation of MSG’s sports assets from its entertainment assets in the form of the Distribution without creating a retained interest. MSG believes that the proposed Distribution of MSG’s entertainment assets will have the benefits described under the question entitled “— What is the reason for the Distribution?” above.

Q:	What are the federal income tax consequences to me of the Distribution?

A:

MSG expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the distribution by MSG of our Class A Common Stock and Class B Common Stock to the holders of MSG Class A Common Stock and MSG Class B Common Stock, respectively (i.e., the Distribution), will qualify as a tax-free distribution under the Code. For U.S. federal income tax purposes, the Distribution is not expected to result in the recognition of gain to MSG with respect to the distribution of our Class A Common Stock or our Class B Common Stock to the MSG stockholders and, except to the extent that you receive cash in lieu of fractional shares of our common stock, you will not recognize income, gain or loss, and no amount will be included in your income upon the receipt of shares of our common stock pursuant to the Distribution. The opinion will not be binding on the IRS or the courts. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.” Certain transactions related to the Distribution that are not addressed (or expected to be addressed) by the opinion could result in the recognition of income or gain by MSG. The opinion will rely on factual representations and reasonable assumptions, which, if incorrect or inaccurate, may jeopardize the ability to rely on such opinion.

Q:	Does Spinco intend to pay cash dividends?

A:

No. We do not expect to pay any cash dividends on our common stock in the foreseeable future. All decisions regarding the payment of dividends will be made by our Board of Directors from time to time in accordance with applicable law.

Q:	How will Spinco common stock trade?

A:

Currently, there is no public market for our common stock. We will apply for our Class A Common Stock to be listed on NYSE under the symbol “MSGE” (and change our name to “Madison Square Garden Entertainment Corp.”) and we expect that The Madison Square Garden Company will change its symbol on NYSE to “MSGS” (and be renamed “Madison Square Garden Sports Corp.”) in connection with the Distribution. It is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in respect of our Class A Common Stock will end and regular way trading will begin. Our Class B Common Stock will not be listed on a securities exchange.

Q:	Will the Distribution affect the trading price of my MSG Class A Common Stock?

A:

Yes. After the initial distribution of our Class A Common Stock, the trading price of MSG Class A Common Stock may be lower than the trading price of the MSG Class A Common Stock immediately prior to the Distribution. Moreover, until the market has evaluated the operations of MSG without the operations of the entertainment business that was owned and operated by the MSG Entertainment business segment and the sports bookings business that was owned and operated by MSG through its MSG Sports business segment, the trading price of MSG Class A Common Stock may fluctuate significantly. MSG believes that the separation of the Company from MSG offers its stockholders the greatest long-term value. However, the combined trading prices of MSG Class A Common Stock and Spinco Class A Common Stock after the Distribution may be lower than the trading price of MSG Class A Common Stock prior to the Distribution. See “Risk Factors” beginning on page 28.

Q:	Can MSG decide to cancel the Distribution?

A:

Yes. The occurrence of the Distribution will be subject to certain conditions, including the final approval of the MSG board of directors. The MSG board of directors may, in its sole and absolute discretion, determine to impose or waive conditions to the Distribution or abandon the Distribution. If the MSG board of directors decides to cancel the Distribution or otherwise materially amend the terms of the Distribution, MSG will notify stockholders of such decision by issuing a press release and/or filing a current report on Form 8-K.

Q:	Do I have appraisal rights?

A:	No. Holders of MSG common stock are not entitled to appraisal rights in connection with the Distribution.

Q:	Who is the transfer and distribution agent for Spinco common stock?

A:	EQ Shareowner Services, P.O. Box 64874, St. Paul, Minnesota 55164-0854. Telephone: 1-800-468-9716 (U.S. toll free) or 651-450-4064 (International). Corporate website: www.shareowneronline.com.

Q:	Where can I get more information?

A:	If you have questions relating to the mechanics of the Distribution of shares of Spinco common stock, you should contact the transfer and distribution agent:

EQ Shareowner Services, P.O. Box 64874, St. Paul, Minnesota 55164-0874. Telephone: 1-800-468-9716 (U.S. toll free) or 651-450-4064 (International). Corporate website: www.shareowneronline.com.

If you have questions relating to the Distribution or Spinco, you should contact:

The Madison Square Garden Company

Investor Relations Department

Two Pennsylvania Plaza

New York, NY 10121

Telephone: 1-212-631-5422

THE DISTRIBUTION

General

MSG will distribute all of the outstanding shares of our Class A Common Stock to the holders of MSG’s Class A Common Stock and all of the outstanding shares of our Class B Common Stock to the holders of MSG Class B Common Stock. We refer to this distribution of securities as the “Distribution.”

In the Distribution, each holder of MSG common stock will receive a distribution of one share of our common stock for every [●] share(s) of MSG common stock held as of the close of business, New York City time, on [●], 2020, which will be the record date.

Manner of Effecting the Distribution

The general terms and conditions relating to the Distribution will be set forth in the Distribution Agreement between us and MSG. Under the Distribution Agreement, the Distribution will be effective at 11:59 p.m., New York City time, on [●], 2020. For most MSG stockholders who own MSG common stock in registered form on the record date, our transfer and distribution agent will credit their shares of our common stock to book entry accounts established to hold these shares. Our transfer and distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own MSG common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. Following the Distribution, stockholders whose shares are held in book entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.

MSG STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF MSG COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF MSG STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND MSG STOCKHOLDERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

Fractional shares of our common stock will not be issued to MSG stockholders as part of the Distribution or credited to book entry accounts. In lieu of receiving fractional shares, each holder of MSG common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which generally will be taxable to such holder. An explanation of the tax consequences of the Distribution can be found below in the subsection captioned “— Material U.S. Federal Income Tax Consequences of the Distribution.” The transfer and distribution agent will, as soon as practicable after the Distribution date, aggregate fractional shares of our Class A Common Stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to stockholders otherwise entitled to fractional interests in our Class A Common Stock. Similarly, fractional shares of our Class B Common Stock will be aggregated, converted to Class A Common Stock, and sold in the public market by the transfer and distribution agent. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the transfer and distribution agent in the open market shortly after the Distribution date.

See “Executive Compensation — Treatment of Outstanding Awards,” for a discussion of how outstanding MSG options, restricted stock units and performance stock units will be affected by the Distribution.

In order to be entitled to receive shares of our common stock in the Distribution, MSG stockholders must be stockholders of record of MSG common stock at the close of business, New York City time, on the record date, [●], 2020.

Reasons for the Distribution

MSG’s board of directors has determined that separation of our business from MSG’s other business is in the best interests of MSG and its stockholders. The potential benefits considered by MSG’s board of directors in making the determination to consummate the Distribution included the following:

•

to provide each of MSG and the Company with increased flexibility to fully pursue and fund its business plan including capital expenditures, investments and acquisitions that would be more difficult to consider or effectuate in the absence of the Distribution. This increased financial flexibility reflects additional aggregate debt capacity and the belief that investors in a company with the mix of assets that each of MSG and the Company will own following the Distribution will be more receptive to strategic initiatives that MSG and the Company may respectively pursue; and

•

to increase the aggregate value of the stock of MSG and the Company above the value that the stock of MSG would have had if it had continued to represent an interest in both the businesses of MSG and the Company, so as to: (i) allow each company to use its stock to pursue and achieve strategic objectives including evaluating and effectuating acquisitions and increasing the long-term attractiveness of equity compensation programs in a significantly more efficient and effective manner with significantly less dilution to existing stockholders; and (ii) allow each company to offer a more focused investment profile to investors.

MSG’s board of directors also considered several factors that might have a negative effect on MSG as a result of the Distribution. MSG’s common stock may come under initial selling pressure as certain MSG stockholders sell their shares because they are not interested in holding an investment in MSG’s remaining business. Moreover, certain factors such as a lack of comparable public companies may limit investors’ ability to appropriately value MSG’s common stock. In addition, the Distribution would separate from MSG the business and assets of the Company, which represent significant value. Because the Company will no longer be part of MSG, the Distribution will also affect the terms upon which MSG can pursue cross-company business transactions and initiatives with the Company. Finally, following the Distribution, MSG and its remaining business will need to absorb certain corporate and administrative costs previously allocated to MSG Entertainment and Corporate and Other.

MSG’s board of directors considered certain aspects of the Distribution that may be adverse to the Company. The Company’s common stock may come under initial selling pressure as certain MSG stockholders sell their shares in the Company because they are not interested in holding an investment in the Company’s business. Moreover, certain factors such as a lack of comparable public companies may limit investors’ ability to appropriately value the Company’s common stock. Because the Company will no longer be part of MSG, the Distribution will also affect the terms upon which the Company can pursue cross-company business transactions and initiatives with MSG’s other business. In addition, after the Distribution, the Company’s results will not reflect the generally more predictable cash flow from the MSG Sports business, which may result in more volatile and less predictable operating results and cash flow for the Company, although this will be partially offset by payments that the Company will receive from MSG under the Arena License Agreements and other commercial arrangements to be entered into between the Company and MSG. As a result of the Distribution, the Company will bear significant incremental costs associated with being a publicly held company and will need to absorb certain corporate and operational support costs previously allocated to MSG. This cost increase will be partially offset by payments that the Company will receive from MSG resulting from the establishment of the Transition Services Agreement, which will be recorded as a reduction of operating expenses. Refer to the “Unaudited Pro Forma Combined Financial Information” section for further details.

Results of the Distribution

After the Distribution, we will be a public company owning and operating the entertainment business currently owned and operated by MSG through its MSG Entertainment business segment as well as the sports bookings business currently owned and operated by MSG through its MSG Sports business segment. Immediately after the Distribution, we expect to have approximately [●] holders of record of our Class A Common Stock and [●] holders of record of our Class B Common Stock and approximately [●] million shares of Class A Common Stock and [●] million shares of Class B Common Stock outstanding, based on the number of stockholders of record and outstanding shares of MSG common stock on [●], 2020 and after giving effect to the delivery to stockholders of cash in lieu of fractional shares of our common stock. The actual number of shares to be distributed will be determined on the record date. You can find information regarding options, restricted stock units and performance stock units that will be outstanding after the Distribution in the section captioned, “Executive Compensation — Treatment of Outstanding Awards.” We and MSG will both be controlled by the Dolan Family Group.

In connection with the Distribution, we will enter into Arena License Agreements with MSG that will require two of MSG’s professional sports teams — the Knicks and the Rangers — to continue to play their home games at The Garden and allow us to continue to host their fans in The World’s Most Famous Arena. Prior to the Distribution, we will enter into a number of other agreements with MSG (and certain of its subsidiaries) covering such areas as employee matters, tax, sales and sponsorships and other services.

The Distribution will not affect the number of outstanding shares of MSG common stock or any rights of MSG stockholders.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the Distribution to us, MSG and MSG stockholders. This summary is based on the Code, the regulations promulgated under the Code by the Department of the Treasury, and interpretations of such authorities by the courts and the IRS, all as of the date of this information statement and all of which are subject to change at any time, possibly with retroactive effect. This summary is limited to holders of MSG common stock that are U.S. holders, as defined below, that hold their shares of MSG common stock as capital assets, within the meaning of Section 1221 of the Code. Further, this summary does not discuss all tax considerations that may be relevant to holders of MSG common stock in light of their particular circumstances, nor does it address the consequences to holders of MSG common stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including arrangements treated as partnerships for U.S. federal income tax purposes), persons who acquired such shares of MSG common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for the alternative minimum tax, persons who hold their shares of MSG common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes, and persons whose functional currency is not the U.S. dollar. This summary does not address any U.S. federal estate, gift or other non-income tax consequences or any applicable state, local, foreign, or other tax consequences. Each stockholder’s individual circumstances may affect the tax consequences of the Distribution.

For purposes of this summary, a “U.S. holder” is a beneficial owner of MSG common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable U.S. Department of Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of MSG common stock that is not a U.S. holder for U.S. federal income tax purposes.

If a partnership (including any arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of MSG common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of MSG common stock should consult its tax advisor regarding the tax consequences of the Distribution.

MSG expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the distribution by MSG of our Class A Common Stock and Class B Common Stock to the holders of MSG Class A Common Stock and MSG Class B Common Stock, respectively (i.e., the Distribution), will qualify as a tax-free distribution under the Code. The opinion will not be binding on the IRS or the courts. Certain transactions related to the Distribution that are not addressed (or expected to be addressed) by the opinion could result in the recognition of income or gain by MSG. The opinion will rely on factual representations and reasonable assumptions, which, if incorrect or inaccurate, may jeopardize the ability to rely on such opinion.

On the basis of the opinion we expect to receive, and assuming that MSG common stock is a capital asset in the hands of an MSG stockholder on the Distribution date:

•

Except for any cash received in lieu of a fractional share of our common stock, an MSG stockholder will not recognize any income, gain or loss as a result of the receipt of our common stock in the Distribution.

•

An MSG stockholder’s holding period for our common stock received (including, for this purpose, any fractional share of our common stock for which cash is received) in the Distribution will include the period for which that stockholder’s MSG common stock was held.

•

An MSG stockholder’s tax basis for our common stock received in the Distribution will be determined by allocating to that common stock, on the basis of the relative fair market values of MSG common stock and our common stock at the time of the Distribution, a portion of the stockholder’s tax basis in its MSG common stock. An MSG stockholder’s tax basis in its MSG common stock will be decreased by the portion allocated to our common stock. Within a reasonable period of time after the Distribution, MSG will provide its stockholders who receive our common stock pursuant to the Distribution with a worksheet for calculating their tax bases in our common stock and their MSG common stock.

•

The receipt of cash in lieu of a fractional share of our common stock generally will be treated as a sale of the fractional share of our common stock, and an MSG stockholder will recognize gain or loss equal to the difference between the amount of cash received and the stockholder’s tax basis in the fractional share of our common stock, as determined above. The gain or loss will be long-term capital gain or loss if the holding period for the fractional share of our common stock, as determined above, is more than one year.

•

The Distribution will not be a taxable transaction to us or MSG. However, certain transactions related to the Distribution that are not expected to be addressed by the opinion could result in the recognition of income or gain by MSG.

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, MSG would recognize taxable gain in an amount equal to the excess of the fair market value of our common stock distributed in the Distribution over MSG’s tax basis therein, (i.e., as if it had sold such common stock in a taxable sale for its fair market value). In addition, the receipt by MSG stockholders of our common stock would be a taxable distribution, and each U.S. holder that receives our common stock in the Distribution would be treated as if the U.S. holder had received a distribution equal to the fair market value of our common stock that was distributed to it, which generally would be treated first as a taxable dividend to the extent of such holder’s pro rata share of MSG’s earnings and profits, then as a non-taxable return of capital to the extent of the holder’s tax basis in its MSG common stock, and thereafter as capital gain with respect to any remaining value.

Even if the Distribution otherwise qualifies for tax-free treatment under the Code, the Distribution may be taxable to MSG and would result in a significant U.S. federal income tax liability to MSG (but not to the MSG stockholders) under Section 355(e) of the Code if the Distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value, in MSG or us. For this purpose, any acquisitions of MSG’s stock or our stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although MSG or we may be able to rebut that presumption. The process for determining whether a prohibited acquisition has occurred under the rules described in this paragraph is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. MSG or we might inadvertently cause or permit a prohibited change in the ownership of MSG or us to occur, thereby triggering tax to MSG, which could have a material adverse effect. If such an acquisition of our stock or MSG’s stock triggers the application of Section 355(e) of the Code, MSG would recognize taxable gain equal to the excess of the fair market value of our common stock distributed in the Distribution over MSG’s tax basis therein, but the Distribution would be tax-free to each MSG stockholder. In certain circumstances, under the tax disaffiliation agreement between MSG and us (the “Tax Disaffiliation Agreement”), we would be required to indemnify MSG against certain taxes imposed on MSG if they resulted from certain actions by us after the Distribution. Please see “Certain Relationships and Related Party Transactions — Relationship Between MSG and Us After the Distribution — Tax Disaffiliation Agreement” for a more detailed discussion of the Tax Disaffiliation Agreement between MSG and us.

Payments of cash in lieu of a fractional share of our common stock made in connection with the Distribution may, under certain circumstances, be subject to backup withholding, unless a holder provides proof of an applicable exception or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that the holder furnishes the required information to the IRS.

U.S. Treasury regulations require certain MSG stockholders with significant ownership in MSG that receive shares of our stock in the Distribution to attach to their U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show that the Distribution is tax-free under the Code. Within a reasonable period of time after the Distribution, MSG will provide its stockholders who receive our common stock pursuant to the Distribution with the information necessary to comply with such requirement.

The Company has not made a determination as to whether we will be deemed to be a “United States real property holding corporation” (a “USRPHC”), as defined in section 897(c)(2) of the Code. In general, we will be a USRPHC if 50% or more of the fair market value of our assets constitute “United States real property interests” within the meaning of the Code. However, the determination of whether we are a USRPHC turns on the relative fair market value of our United States real property interests and our other assets, and because the USRPHC rules are complex and the determination of whether we are a USRPHC depends on facts and circumstances that may be beyond our control, we can give no assurance as to our USRPHC status after the Distribution.

If we are treated as a USRPHC, certain adverse U.S. federal income tax consequences might apply to non-U.S. holders that hold our Class A Common Stock and Class B Common Stock after the Distribution. Specifically, a non-U.S. holder that holds a class of shares that is traded on an established securities market will be subject to the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”) in respect of a sale or disposition of such shares if the holder owned more than 5% of the shares of such class at any time during the shorter of the period that the non-U.S. holder owned such shares or the five-year period ending on the date when the holder sold or disposed of the shares. We expect that our Class A Common Stock, but not our Class B Common Stock, will be traded on an established securities market after the Distribution, but there can be no assurance that our Class A Common Stock will in fact be traded on an established securities market after the Distribution. A non-U.S. holder that holds our Class B Common Stock will be subject to FIRPTA in respect of a sale or disposition of such stock if on the date the stock was acquired by the holder, it had a fair market value greater than the fair market value on that date of 5% of our Class A Common Stock. If a non-U.S. holder holds our Class B Common Stock, and subsequently acquires additional interests of the same class, then all such interests must be aggregated and valued as of the date of the subsequent acquisition for purposes of the 5% test that is described in the preceding sentence. If tax under FIRPTA applies to the gain on the sale or disposition of shares, non-U.S. holders will be taxed at the normal capital gain rates applicable to U.S. holders, subject to any applicable alternative minimum tax in the case of nonresident alien individuals. For purposes of determining the amount of shares owned by a holder, complex constructive ownership rules apply.

Furthermore, if we are treated as a USRPHC, we could potentially be required to withhold at least 15% of any distribution in excess of our current and accumulated earnings and profits, even if the non-U.S. holder is not liable for U.S. tax on the receipt of that distribution. However, a non-U.S. holder may seek a refund of these amounts from the IRS if the non-U.S. holder’s tax liability with respect to the distribution is less than the amount withheld. Such withholding should generally not be required if a non-U.S. holder would not be taxed under FIRPTA upon a sale or disposition of our shares, as discussed in the previous paragraph.

A beneficial owner of MSG common stock that is a non-U.S. holder should consult its tax advisor as to the particular tax consequences that would be applicable to such holder if we are treated as a USRPHC after the Distribution.

EACH MSG STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Listing and Trading of Our Common Stock

There is not currently a public market for our common stock. We will apply for our Class A Common Stock to be listed on NYSE under the symbol “MSGE” (and change our name to “Madison Square Garden Entertainment Corp.”) and we expect that The Madison Square Garden Company will change its symbol on NYSE to “MSGS” (and be renamed “Madison Square Garden Sports Corp.”) in connection with the Distribution. Assuming that such listing application is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in our Class A Common Stock will end and regular-way trading will begin. “When-issued trading” refers to trading which occurs before a security is actually issued. These transactions are conditional with settlement to occur if and when the security is actually issued and NYSE determines transactions are to be settled. “Regular way trading” refers to normal trading transactions, which are settled by delivery of the securities against payment on the third business day after the transaction.

We cannot assure you as to the price at which our Class A Common Stock will trade before, on or after the Distribution date. Until our Class A Common Stock is fully distributed and an orderly market develops in our Class A Common Stock, the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of our Class A Common Stock and MSG Class A Common Stock held by stockholders after the Distribution may be less than, equal to, or greater than the trading price of the MSG Class A Common Stock prior to the Distribution. Our Class B Common Stock will not be listed on a securities exchange or publicly traded.

The shares of our common stock distributed to MSG stockholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us or shares subject to contractual restrictions. People who may be considered our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include certain of our officers, directors and significant stockholders, including MSG. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act, or in compliance with Rule 144 under the Securities Act. As described under “Shares Eligible for Future Sale  — Registration Rights Agreements,” we expect that certain persons will have registration rights with respect to our stock.

Reason for Furnishing this Information Statement

This information statement is being furnished by MSG solely to provide information to stockholders of MSG who will receive shares of our common stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. We and MSG will not update the information in this information statement except in the normal course of our and MSG’s respective public disclosure obligations and practices.

RISK FACTORS

You should carefully consider the following risk factors and all the other information contained in this information statement in evaluating us and our common stock.

Our Operations and Operating Results Have Been, and Continue to be, Materially Impacted by Coronavirus and Government Actions Taken in Response.

In December 2019, an outbreak of a novel strain of coronavirus, COVID-19, was identified in Wuhan, China, which subsequently spread to other countries, including the United States.

On the date of this information statement, virtually all of our business operations have been suspended and it is not clear when those operations will resume.

As of March 24, 2020, as a result of government mandated assembly limitations and closures, all of our scheduled events at The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, The Chicago Theatre and the Forum are postponed or cancelled through April. All NBA and NHL games have been suspended. We are not recognizing revenue from those events and it is unclear whether and to what extent those events will be rescheduled. Additionally, public officials have imposed mandates limiting restaurants and bars to only take-out and delivery service and requiring that nightlife venues close in the cities in which Tao Group Hospitality operates. As a result, all Tao Group Hospitality venues in the United States and a majority of Tao Group Hospitality venues outside of the United States are currently closed, which has resulted in the business being materially impacted. It is unclear how long these restrictions will be in effect.

Even if the ban on public assembly and closures are lifted in the near future, concerns about the coronavirus pandemic could deter artists from touring and/or substantially decrease the use of and demand for our venues. It is also possible that continuing concerns could cause professional sports teams in the United States to play games without an audience or deter our employees and vendors from working at our venues. As a result of the government mandates and possibility of continued concerns, we are facing a potentially lengthy period of time in which we are unable to host and book events due to the uncertainty around coronavirus. It is also unclear whether and to what extent coronavirus concerns will impact the use of and/or demand for our entertainment and dining and nightlife venues, and demand for our sponsorship and advertising assets, even after the restrictions are lifted.

The impact of cancelled events, closed venues and reduced attendance, including at our dining and nightlife venues, will substantially decrease our revenues. In all cases, we will not be able to reduce our expenses, many of which are fixed over the near-term, to the same degree as our decline in revenues, which will adversely affect our results of operations and cash flow to a greater extent.

Our business is particularly sensitive to reductions in travel and discretionary consumer spending. We cannot predict the time period over which our business will be impacted by coronavirus. Over the long-term, coronavirus could impede economic activity in impacted regions or globally, causing a global recession, leading to a further decline in discretionary spending on sports and entertainment events and other leisure activities, which could result in long-term effects on our business. For example, Tao Group Hospitality, which has dining and nightlife venues in New York City, Las Vegas, Los Angeles, Chicago, Singapore and Australia, would be adversely affected by a decline in discretionary spending.

Even after our businesses resume operations there can be no assurances that fans attending events at our venues or vendors and employees working at our venues will not contract coronavirus at one of our venues. Any such occurrence could result in litigation, legal and other costs and reputational risk that could materially and adversely impact our business and results of operations.

We are building the MSG Sphere in Las Vegas. This is a complex construction project with cutting-edge technology that relies on subcontractors obtaining components from a variety of sources around the world.

As a result of the coronavirus, there have been disruptions beyond our control, including to our supply chain for the construction of the MSG Sphere in Las Vegas. These disruptions, as well as other possible coronavirus-related impacts, will lead to delays in construction. At this time, we are unable to determine the full impact of coronavirus-related disruptions on the project, but they are likely to impact our goal of opening MSG Sphere in Las Vegas in calendar year 2021 and may impact our cost estimates. In addition, if the construction is suspended, we would expect to incur additional expenses as a result of stopping and restarting construction.

For the reasons set forth above and other reasons that may come to light as the coronavirus outbreak and protective measures expand, we cannot reasonably estimate the impact to our future revenues, results of operations, cash flows or financial condition, but such impacts have been and will continue to be significant and could have a material adverse effect on our business, revenues, results of operations, cash flows and financial condition.

Our Business Faces Intense and Wide-Ranging Competition Which May Have a Material Negative Effect on Our Business and Results of Operations.

Our business competes, in certain respects and to varying degrees, with other leisure-time activities such as television, radio, motion pictures, sporting events and other live performances, restaurants and nightlife venues, the Internet, social media and social networking platforms, and online and mobile services, including sites for online content distribution, video on demand and other alternative sources of entertainment and information, in addition to competing for concerts with other event venues, and other restaurants and nightlife venues, for total entertainment dollars in our marketplace. The success of our business is largely dependent on the continued success of our Christmas Spectacular and the Tao Group Hospitality business, and the availability of, and our venues’ ability to attract, concerts, family shows, sporting events and other events, competition for which is intense, and the ability of acts to attract strong attendance at our venues. For example, The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall and the Beacon Theatre all compete with other entertainment options in the New York City metropolitan area. The Forum and The Chicago Theatre face similar competition from other entertainment options in their respective markets and elsewhere. A new entertainment complex, which will include both a football stadium and a 6,000 seat performing arts venue, is under construction in Inglewood, CA adjacent to the Forum, and is reportedly scheduled to open during the summer of 2020. In addition, the Los Angeles Clippers NBA team has announced plans to open a new multi-purpose, 18,000 to 20,000-seat arena, by 2024, featuring NBA basketball, concerts and other events to be located in Inglewood, CA, approximately one mile from the Forum. A subsidiary of the Company has filed a lawsuit against the City of Inglewood and other defendants contending that, among other claims, the City of Inglewood’s entry into exclusive negotiations with the Los Angeles Clippers, and other actions in support of the proposed arena, breach the development agreement between the City of Inglewood and the Company, and that the Company’s decision to enter into a termination agreement with respect to its lease and option to buy a portion of the property where the proposed arena would be built was procured by fraud and should be rescinded. Such an entertainment complex could, and the Los Angeles Clippers arena would, materially adversely affect the performance and operations of the Forum. As further described under “Business — Pending Sale of the Forum — Membership Interest Purchase Agreement,” the Company has entered into an agreement to sell the Forum and settle the related litigation. The restaurant, nightlife and hospitality industries are intensely competitive with respect to, among other things, service, price, food quality and presentation, location, atmosphere, overall experience, and the nature and condition of the setting. Competitors of Tao Group Hospitality’s business include a large and diverse group of well-recognized upscale restaurants and nightlife venues and brands. Some of our competitors may have a larger network of venues and/or greater financial resources.

Further, in order to maintain the competitive positions of The Garden and our other venues, we must invest on a continuous basis in state-of-the-art technology. In addition, we must maintain a competitive pricing structure for events that may be held in our venues, many of which have alternative venue options available to them in New York and other cities. We also invest a substantial amount in our Christmas Spectacular and in new productions to continue to attract audiences. We cannot be assured that such investments will generate revenues that are sufficient to justify our investment or even that exceed our expenses. For a discussion of substantial investments in state-of-the-art technology by the Company in connection with the MSG Sphere, see “— We Are

Building and Plan to Build and Operate Entertainment Venues in Las Vegas and London and Are Exploring Other Potential Sites. These State-of-the-Art Venues Will Use Cutting-Edge Technologies and Will Require Significant Capital Investment by the Company. There Can Be No Assurance That the MSG Spheres Will Be Successful.”

The Success of Our Business Depends on the Continued Popularity of Our Live Productions, Particularly the Christmas Spectacular, and the Sporting Events We Host at Our Venues, the Decline of Which Could Have a Material Negative Effect on Our Business and Results of Operations.

The financial results of our business are dependent on the popularity of our live productions, particularly the Christmas Spectacular, which represented 12% of our revenues in fiscal year 2019. Should the popularity of the Christmas Spectacular decline, our revenues from ticket sales, and concession and merchandise sales would likely also decline, and we might not be able to replace the lost revenue with revenues from other sources.

As a result of our commercial agreements with MSG, the success of our business is also expected to be impacted in part by the popularity of MSG’s Knicks and Rangers franchises with their fan bases and, in varying degrees, the teams achieving on-court and on-ice success, which can generate fan enthusiasm, resulting in additional suite, sponsorship, food and beverage and merchandise sales during the teams’ regular seasons. Furthermore, success in the regular season may qualify the Knicks and Rangers for participation in post-season playoffs, which provides us with additional revenue by increasing the number of games played by the teams at The Garden and helping improve attendance in subsequent seasons, as well as increasing the popularity of our suites and sponsorships.

We Are Building and Plan to Build and Operate Entertainment Venues in Las Vegas and London and Are Exploring Other Potential Sites. These State-of-the-Art Venues Will Use Cutting-Edge Technologies and Will Require Significant Capital Investment by the Company. There Can Be No Assurance That the MSG Spheres Will Be Successful.

The Company is progressing with its venue strategy to create, build and operate new music and entertainment-focused venues — called MSG Sphere — that will use cutting-edge technologies to create the next generation of immersive experiences. There is no assurance that the MSG Sphere in Las Vegas or London will be successful. We have begun building the first MSG Sphere in Las Vegas with the goal of opening in calendar year 2021. For the MSG Sphere in London, the Company has submitted a planning application to the local planning authority. The planning authority’s process has continued in 2020. We also want to apply our learnings in Las Vegas to our design and construction plans for the MSG Sphere in London. As a result, the timeline for the MSG Sphere in London continues to evolve. We may also continue to explore additional domestic and international markets where these next-generation venues can be successful. While both the Las Vegas and London venues would have a scalable capacity of approximately 17,500 seats, moving forward, our goal is to develop a venue model that will accommodate a wide range of sizes and seating capacities — from large-scale to more intimate — based on the needs of any individual market.

We expect the costs of the MSG Spheres to be substantial. While it is always difficult to provide a definitive construction cost estimate for large-scale construction projects, it is particularly challenging for one as unique as MSG Sphere. In May 2019, the Company’s preliminary cost estimate for MSG Sphere at The Venetian was approximately $1.2 billion. This estimate was based only upon schematic designs for purposes of developing the Company’s budget and financial projections. Our current cost estimate is now based on detailed construction drawings and is approximately $1.66 billion. For more information regarding the costs of MSG Spheres, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — MSG Spheres.”

As the Company moves forward with the planning and construction of these and other major new venues, the Company may face unexpected project delays, costs and other complications. Our agreement with Las Vegas Sands Corp. (“Sands”) to lease the land where the MSG Sphere in Las Vegas is being constructed requires that we start, and complete, construction within specified time periods. The failure to meet these specified deadlines could result in a termination of the lease. In light of the ambitious and unique design of MSG Sphere, including the use of technologies that have not previously been employed in major entertainment venues, the risk of delays and higher than anticipated costs are elevated. In connection with the construction of the MSG Sphere venues, the Company will likely need to obtain additional capital beyond what is available from cash-on-hand and cash flows from operations. There is no assurance that we will be able to obtain such capital. The NBA and NHL have imposed restrictions on certain financing transactions that require a secured interest in The Garden.

The MSG Sphere will employ novel and transformative technologies and new applications of existing technologies. As a result, there can be no assurance that the MSG Sphere will achieve the technical, operational and artistic goals the Company is seeking. Any failure to do so could have a material negative effect on our business and results of operations.

While the Company believes that these next-generation venues will enable new experiences and innovative opportunities to engage with audiences, there can be no assurance that customers, artists, promoters, advertisers and marketing partners will embrace this new platform. The substantial cost of building the MSG Spheres in Las Vegas and London may constrain the Company’s ability to undertake other initiatives during the multi-year construction period.

Our Business is Highly Sensitive to Customer Tastes and Depends on Our Ability to Attract Artists and Events.

The success of our business depends in part upon our ability to offer live entertainment that is popular with customers. We contract with promoters and others to provide performers and events at our venues. There may be a limited number of popular artists, groups or events that can attract audiences to our venues, and our business would suffer to the extent that we are unable to continue to attract such artists, groups and events to perform at our venues.

We Depend on Licenses from Third Parties for the Performance of Musical Works at Our Venues, the Loss of Which or Renewal of Which on Less Favorable Terms May Have a Negative Effect on Our Business and Results of Operations.

We are required to obtain public performance licenses from music performing rights organizations, commonly known as “PROs” in connection with the performance of musical works at concerts and certain other live events held at our venues. In exchange for public performance licenses, PROs are paid a per-event royalty, calculated either as a percentage of ticket revenue or a per-ticket amount. The PRO royalty obligation is generally paid by, or charged to, the promoter of the event concerned.

If we are unable to obtain these licenses, or are unable to obtain them on terms consistent with past practice, it may have a negative effect on our business and results of operations. An increase in the royalty rate and/or the revenue base on which the royalty rate is applied could substantially increase the cost of presenting concerts and certain other live events at our venues. If we are no longer able to pass all or a portion of these royalties on to promoters, it may have a negative effect on our business and results of operations.

Our Business Strategy Includes the Development of New Live Productions and the Possible Addition of New Venues, Each of Which Could Require Us to Make Considerable Investments for Which There Can Be No Guarantee of Success.

As part of our business strategy, we intend to develop new productions, attractions and live entertainment events, which may include expansions or enhancements of our existing productions or relationships or the creation of entirely new live productions. Expansion or enhancement of productions and/or the development of new productions, attractions and live entertainment events could require significant upfront investment in sets, staging, creative processes, commissioning and/or licensing of intellectual property, casting and advertising and dislocation of other alternative sources of entertainment that may have played in our venues absent these productions. To the extent that any efforts at expanding or enhancing productions or creating new productions do not result in a viable live show, or to the extent that any such productions do not achieve expected levels of popularity among audiences, we may be subject to a write-down of all or a portion of such investments. In addition, any delay in launching such productions or enhancements could result in the incurrence of operating costs which may not be recouped. For example, in fiscal 2016 and 2017 we wrote off approximately $41.8 million and $33.6 million, respectively, of deferred production costs related to the New York Spectacular Starring the Radio City Rockettes.

The Geographic Concentration of Our Business Could Subject Us to Greater Risk Than Our Competitors and Have a Material Negative Effect on Our Business and Results of Operations.

The Company primarily operates in three markets — New York City, Las Vegas and Los Angeles — and, as a result, is subject to greater degrees of risk than competitors with more operating properties or that operate in more markets. The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall and the Beacon Theatre are all located in New York City and Tao Group Hospitality currently operates 13 venues in New York City, including the food and beverage operations at the Dream Downtown and Dream Midtown hotels and the Moxy Chelsea and Moxy East Village hotels. In addition, Tao Group Hospitality currently operates six venues in Las Vegas, where the Company is constructing its first MSG Sphere. The Forum is located in Inglewood, California, which is adjacent to Los Angeles, where Tao Group Hospitality currently operates five venues. Therefore, the Company is particularly vulnerable to adverse events (including acts of terrorism, natural disasters, epidemics, weather conditions, labor market disruptions and government actions) and economic conditions in New York City, Las Vegas, Los Angeles and surrounding areas. For example, our operations and operating results have been, and continue to be, materially impacted by the coronavirus and government and league actions taken in response. See “— Our Operations and Operating Results Have Been, and Continue to be, Materially Impacted by Coronavirus and Government Actions Taken in Response” and “Management’s Discussion and Analysis — Introduction — Coronavirus Impacts.”

Tao Group Hospitality’s Revenue Growth Depends Upon its Strategy of Adding New Venues and Tao Group Hospitality Plans to Add a Significant Number of New Venues. This Will Require Additional Capital and There Can Be No Guarantee of Success.

Tao Group Hospitality’s ability to increase its revenues depends upon opening new venues. Tao Group Hospitality has plans to open new venues both domestically and internationally. In pursuing its expansion strategy, Tao Group Hospitality faces risks associated with cost overruns and construction delays, obtaining financing and operating in new or existing markets. In addition, Tao Group Hospitality faces the risk that new venues may not be successful and that Tao Group Hospitality may lose all or a part of its investment in such new venues, which could have a material negative effect on our business and results of operations. Tao Group Hospitality has financed its operations under its Senior Credit Agreement, which includes a $25.0 million revolving credit facility. As a result of the government restrictions imposed to address coronavirus concerns by limiting restaurants and bars to only take-out and delivery service and requiring that nightlife venues close, Tao Group Hospitality’s business has been materially impacted. If these restrictions remain in effect for a significant period of time or concerns regarding coronavirus impact the use of and demand for Tao Group Hospitality’s venues even after the restrictions are lifted, Tao Group Hospitality may not have access to financing for its operations and expansion strategy. Any failure to maintain liquidity to finance its business operations could have a material adverse effect on the business and operations of Tao Group Hospitality.

A Lack of Availability of Suitable Locations for New Tao Group Hospitality Venues or a Decline in the Quality of the Locations of Current Tao Group Hospitality Venues May Have a Material Negative Effect on Our Business and Results of Operations.

The success of the existing Tao Group Hospitality venues depends in large part on their locations. Possible declines in neighborhoods where Tao Group Hospitality venues are located or adverse economic conditions in areas surrounding those neighborhoods could result in reduced sales in those venues. Further, Tao Group Hospitality’s growth strategy is based, in part, on the expansion of Tao Group Hospitality venues into new geographic markets where its business has not previously operated. Desirable locations for new openings or for the relocation of existing venues may not be available at an acceptable cost when Tao Group Hospitality identifies a particular opportunity for a new venue or relocation. In addition, the success of new Tao Group Hospitality venues tends to expand or revive interest in Tao Group Hospitality venues that have been in operation for an extended period of time. Thus, the inability to successfully open new Tao Group Hospitality venues could also negatively impact the existing Tao Group Hospitality business. The occurrence of one or more of these events could have a material negative effect on our business and results of operations.

The Success of Tao Group Hospitality Depends in Part Upon the Continued Retention of Certain Key Personnel.

The success of Tao Group Hospitality depends, in part, on certain key members of its management, including its four original founders. The expertise of Tao Group Hospitality’s senior management team in developing, acquiring, reinventing, integrating and growing businesses, particularly those focused on entertainment and hospitality, has been and will continue to be a significant factor in the growth of Tao Group Hospitality’s business and the ability of Tao Group Hospitality to execute its business strategy. The loss of such key personnel could have a material negative effect on our business and results of operations.

Negative Publicity with Respect to Any of the Existing or Future Tao Group Hospitality Brands Could Reduce Sales at One or More of the Existing or Future Tao Group Hospitality Venues and Make the Tao Group Hospitality Brands Less Valuable, Which Could Have a Material Negative Effect on Our Business and Results of Operations.

The success of Tao Group Hospitality depends upon the reputation and popularity of the Tao Group Hospitality venues and brands. If customers have a poor experience at a restaurant or nightlife venue owned, operated or managed by Tao Group Hospitality, the Tao Group Hospitality venues may experience a decrease in customer traffic. Negative publicity with respect to any of the Tao Group Hospitality brands could adversely affect Tao Group Hospitality. Such publicity could relate to food quality, illness, injury or other health concerns, poor service, negative experiences or other problems and reduce demand in the Tao Group Hospitality business. The risk of negative publicity is exacerbated by the growing influence of social media, which can result in immediate and widespread dissemination of information (which may be false) with limited ability on our part to respond or correct such reports.

Increases in Labor Costs Could Slow the Growth of or Harm Tao Group Hospitality.

Tao Group Hospitality has a substantial number of hourly employees whose compensation may be impacted by increases in government-imposed minimum wage rates. In addition, Tao Group Hospitality employs a substantial number of employees whose income is supplemented through the receipt of gratuities. In certain jurisdictions in which Tao Group Hospitality operates, the minimum hourly wage to which gratuity-eligible employees are entitled under law is lower than the minimum wage required to be paid to other employees, subject to the former’s receipt of sufficient gratuities. The difference between the two minimum rates is referred to as a “tip credit.” Governmental entities, including in New York, Las Vegas and Chicago, have acted to increase minimum wage rates in jurisdictions where Tao Group Hospitality operates or may operate in the future. In addition, governmental entities have acted to eliminate, or considered the elimination of, tip credits in the application of minimum wage laws. As minimum wage rates increase, or if tip credits are reduced or eliminated, Tao Group Hospitality may need to increase wages paid to a substantial number of employees, which will increase the labor costs of Tao Group Hospitality. In addition, Tao Group Hospitality’s labor costs may increase if certain employees elect to be union represented and to collectively bargain their compensation. Tao Group Hospitality may be unable offset these increased labor costs either through increased prices or changes to its operations, which could have a material negative effect on our business and results of operations.

Our Business Has Been Adversely Impacted and May, in the Future, Be Materially Adversely Impacted by an Economic Downturn and Financial Instability or Changes in Consumer Tastes and Preferences.

Our business depends upon the ability and willingness of consumers and businesses to purchase tickets at our venues, license suites and club memberships at The Garden, spend on food and beverages and merchandise, and drive continued advertising and sponsorship revenues. Further, the restaurant, nightlife and hospitality industries are often affected by changes in consumer tastes, national, regional and local economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing businesses. As a result, instability and weakness of the U.S. and global economies and the negative effects on consumers’ and businesses’ discretionary spending may materially negatively affect our business and results of operations.

We Have Incurred Substantial Operating Losses, Negative Adjusted Operating Income and Negative Cash Flow and There is No Assurance We Will Have Operating Income, Positive Adjusted Operating Income or Positive Cash Flow in the Future.

We incurred operating losses of $45.6 million, $31.3 million and $98.4 million in fiscal years 2019, 2018 and 2017, respectively. In addition, we have in prior periods incurred operating losses and negative cash flow and there is no assurance that we will have operating income or positive cash flow in the future. Significant operating losses may limit our ability to raise necessary financing, or to do so on favorable terms, as such losses could be taken into account by potential investors, lenders and the organizations that issue investment ratings on indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Operating Results.”

Our Operating Results and Cash Flow Can Vary Substantially from Period to Period.

Our operating results and cash flow reflect significant variation from period to period and will continue to do so in the future. Therefore, period-to-period comparisons of our operating results may not necessarily be meaningful and the operating results of one period are not indicative of our financial performance during a full fiscal year. This variability may adversely affect our business, results of operations and financial condition.

Weather or Other Conditions May Impact Events at Our Venues, Which May Have a Material Negative Effect on Our Business and Results of Operations.

Weather or other conditions, including natural disasters, acts of terrorism and similar events, in the New York metropolitan area and other locations in which we own or operate venues may affect patron attendance as well as sales of food and beverages and merchandise, among other things. Weather conditions may also require us to cancel or postpone events. Any of these events may have a material negative effect on our business and results of operations.

Our Business Could Be Adversely Affected by Terrorist Activity or the Threat of Terrorist Activity and Other Developments That Discourage Congregation at Prominent Places of Public Assembly.

The success of our businesses is dependent upon the willingness and ability of patrons to attend events at our venues. The venues we operate, like all prominent places of public assembly, could be the target of terrorist activities, including acts of domestic terrorism, or other actions that discourage attendance. Any such activity at or near one of our venues or other similar venues could result in a material negative effect on our business and results of operations. In addition, terrorist activity, including acts of domestic terrorism, or other actions that discourage attendance at other locations, or even the threat of such activity, could result in reduced attendance at our venues.

Similarly, a major epidemic or pandemic, or the threat of such an event, could adversely affect attendance at our events and venues by discouraging public assembly at our events and venues.

We May Pursue Acquisitions and Other Strategic Transactions to Complement or Expand Our Business That May Not Be Successful; We Have Significant Investments in Businesses We Do Not Control.

From time to time, we explore opportunities to purchase or invest in other businesses, venues or assets that we believe will complement, enhance or expand our current business or that might otherwise offer us growth opportunities, including opportunities that may differ from the Company’s current business. Any transactions that we are able to identify and complete may involve risks, including the commitment of significant capital, the incurrence of indebtedness, the payment of advances, the diversion of management’s attention and resources, litigation or other claims in connection with acquisitions or against companies we invest in or acquire, our lack of control over certain companies, including joint ventures and other minority investments, the inability to successfully integrate such business into our operations or even if successfully integrated, the risk of not achieving the intended results and the exposure to losses if the underlying transactions or ventures are not successful. We have significant investments in businesses that we account for under the equity method of accounting. These investments have generated operating losses in the past and certain have required additional investments from us in the form of equity or loans. We incurred losses in our equity method investments of approximately $3.8 million and $30.1 million in fiscal years 2018 and 2017, respectively. There can be no assurance that these investments will become profitable individually or in the aggregate or that they will not require material additional funding from us in the future.

We do not control the day-to-day operations of these and certain other investments. We have in the past written down and, to the extent that these investments are not successful in the future, we may write down all or a portion of such investments. Additionally, these businesses are subject to laws, rules and other circumstances, and have risks in their operations, which may be similar to, or different from, those to which we are subject. Any of the foregoing risks could result in a material negative effect on our business and results of operations or adversely impact the value of our investments.

We Do Not Own All of Our Venues and Our Failure to Renew Our Leases or Venue Management Agreements on Economically Attractive Terms May Have a Material Negative Effect on Our Business and Results of Operations; Our Lease on Radio City Music Hall Requires Us to Maintain a Certain Net Worth or Meet Certain Other Requirements.

The lease on Radio City Music Hall expires in 2023. We have the option to renew the lease at fair market value for an additional 10 years by providing two years’ notice prior to the initial expiration date. Similarly, we lease the Beacon Theatre pursuant to a lease that expires in 2026. If we are unable to renew these leases on economically attractive terms, our business could be materially negatively affected. MSG Sports & Entertainment, LLC, the entity that guarantees the Radio City Music Hall lease, is required to maintain a certain net worth or, if such net worth is not maintained, the entity must either post a letter of credit or provide cash collateral. The MSG Sphere in Las Vegas is being constructed on property we lease from Sands under a 50-year lease.

Tao Group Hospitality operates venues under various agreements that include leases with third parties and management agreements. The long-term success of Tao Group Hospitality will depend in part on the availability of real estate, the ability to lease this real estate and the ability to enter into management agreements. As many of these agreements are with third parties over whom Tao Group Hospitality has little or no control, they may be unable to renew these agreements or enter into new agreements on acceptable terms or at all, and may be unable to obtain favorable agreements with venues. In addition, some of these agreements include conditions that, if not met, would permit the counterparty to terminate the management agreement under certain circumstances. The ability to renew these agreements and obtain new agreements on favorable terms depends on a number of other factors, many of which are beyond the control of us or Tao Group Hospitality, such as national and local business conditions and competition from other businesses. There can be no assurance that Tao Group Hospitality will be able to renew these agreements on acceptable terms or at all, or that they will be able to obtain attractive agreements with appropriate venues or real estate owners, which could have a material negative effect on our business and results of operations.

We Are Subject to Extensive Governmental Regulation and Our Failure to Comply with These Regulations May Have a Material Negative Effect on Our Business and Results of Operations.

Our business is subject to the general powers of federal, state and local governments, as well as foreign governmental authorities, to deal with matters of health and public safety. We are also subject to the rules, regulations and decisions of the NBA and NHL. As of March 24, 2020, as a result of government mandated assembly limitations and closures, all of our scheduled events at The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, The Chicago Theatre and the Forum are postponed or cancelled. Additionally, public officials have imposed mandates limiting restaurants and bars to only take-out and delivery service and requiring that nightlife venues close in the cities in which Tao Group Hospitality operates. As a result, all Tao Group Hospitality venues in the United States and a majority of Tao Group Hospitality venues outside of the United States are currently closed, which has resulted in a material impact to the business.

We are unable to predict when we will be permitted or able to resume normal business operations and what the longer term effects, if any, of these events will be. See “— Our Operations and Operating Results Have Been, and Continue to be, Materially Impacted by Coronavirus and Government Actions Taken in Response” and “Management’s Discussion and Analysis — Introduction — Coronavirus Impacts.”

Our operations are subject to federal, state and local laws and regulations.

We hold liquor licenses at each of our venues and are subject to licensing requirements with respect to the sale of alcoholic beverages in the jurisdictions in which we serve those beverages. Failure to receive or retain, or the suspension of, liquor licenses or permits could interrupt or terminate our ability to serve alcoholic beverages at the applicable venue and could have a material negative effect on our business and our results of operations. Additional regulation relating to liquor licenses may limit our activities in the future or significantly increase the cost of compliance, or both. In the jurisdictions in which our venues are located, we are subject to statutes that generally provide that serving alcohol to a visibly intoxicated or minor patron is a violation of the law and may provide for strict liability for certain damages arising out of such violations. Our liability insurance coverage may not be adequate or available to cover any potential liability.

We and our venues are subject to environmental laws and regulations relating to the use, disposal, storage, emission and release of hazardous and non-hazardous substances, as well as zoning and noise level restrictions which may affect, among other things, the operations of our venues. Additionally, certain laws and regulations could hold us strictly, jointly and severally responsible for the remediation of hazardous substance contamination at our facilities or at third-party waste disposal sites, and could hold us responsible for any personal or property damage related to any contamination. Any requirements to dispose of, or remediate, such hazardous or non-hazardous materials and any associated costs and impact on operations of such efforts may be heightened as a result of the purchase, construction or renovation of a venue.

Our venues are subject to zoning and building regulations including permits relating to the operation of The Garden. In addition, The Garden requires a zoning special permit. The original permit was granted by the New York City Planning Commission in 1963 and renewed in July 2013 for 10 years. In connection with the renewal, certain government officials and special interest groups sought to use the renewal process to pressure us to improve Pennsylvania Station (“Penn Station”) or to relocate The Garden. There can be no assurance regarding the future renewal of the permit or the terms thereof.

We are subject to various data privacy laws in the jurisdictions in which we operate. These include, but are not limited to, the E.U. General Data Protection Regulation and the California Consumer Privacy Act (“CCPA”). These laws obligate us to comply with certain consumer and employee rights concerning data we may collect about these individuals. In addition, some of these laws have only recently become effective and new laws may create additional obligations in the future. Actions required to comply with these rights are complex and violations could expose us to fines and other penalties that may be significant.

Our business is, and may in the future be, subject to a variety of other laws and regulations, including licensing, permitting, and historic designation and similar requirements; working conditions, labor, immigration and employment laws; health, safety and sanitation requirements; and compliance with the Americans with Disabilities Act (and related state and local statutes).

Our failure to comply with applicable governmental laws and regulations, or to maintain necessary permits or licenses, could have a material negative effect on our business and results of operations.

We Face Continually Evolving Cybersecurity and Similar Risks, Which Could Result in Loss, Disclosure or Misappropriation of, or Access to, Our Confidential Information and Cause Disruption of Our Business, Damage to Our Brands and Reputation, Legal Exposure and Financial Losses.

We may collect and store, including by electronic means, certain personal information, including payment card information, that is provided to us through purchases, registration on our websites, or otherwise in communication or interaction with us. These activities require the use of centralized data storage, including through third-party service providers. Data maintained in electronic form is subject to the risk of security incidents, including breach, compromise, intrusion, tampering, theft, misappropriation or other malicious activity. Further, hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of such systems. Our ability to safeguard such personal information and other confidential information, including information regarding the Company and our customers, sponsors, partners and employees, is important to our business. We take these matters seriously and take significant steps to protect our stored information, including the implementation of systems and processes to thwart malicious activity. These protections are costly and require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. In addition, in the event of a security incident, changes in legislation may increase the risk of potential litigation. For example, the CCPA, which provides a private right of action (in addition to statutory damages) for California residents whose sensitive personal information is breached as a result of a business’s violation of its duty to reasonably secure such information, took effect on January 1, 2020.

Despite our efforts, the risks of a security incident cannot be entirely eliminated and our information technology and other systems that maintain and transmit consumer, sponsor, partner, Company, employee and other confidential information may be compromised. Such compromise could affect the security of information on our network or that of a third-party service provider, and could result in personal information and/or confidential information being lost, disclosed, accessed or taken without consent. For example, in November 2016, a payment card issue that affected cards used at merchandise and food and beverage locations at several of our New York venues and The Chicago Theatre was identified and addressed with the assistance of security firms. The issue was promptly fixed and enhanced security measures were implemented.

The Company also continues to review and enhance our security measures in light of the constantly evolving techniques used to gain unauthorized access to networks, data, software and systems. The Company may be required to incur significant expenses in order to address any actual or potential security incidents that arise. If we experience a security incident, our ability to conduct business may be interrupted or impaired, we may incur damage to our systems, we may lose profitable opportunities or the value of those opportunities may be diminished and we may lose revenue as a result of unlicensed use of our intellectual property. Further, a security incident affecting personal or confidential information could subject us to business and litigation risk and damage our reputation, including with customers, sponsors, and partners, which could have a material negative effect on our business and results of operations.

Our Properties Are Subject to, and Benefit from, Certain Easements, the Availability of Which May Not Continue on Terms Favorable to Us or at All.

Our properties are subject to, and benefit from, certain easements. For example, the “breezeway” into the Madison Square Garden Complex from Seventh Avenue in New York City is a significant easement that we share with other property owners. Additionally, our planned MSG Sphere in Las Vegas will have the benefit of easements with respect to the planned pedestrian bridge to the Sands Expo Convention Center. Our ability to continue to utilize these and other easements, including for advertising and promotional purposes, requires us to comply with a number of conditions. Moreover, certain adjoining property owners have easements over our property, which we are required to maintain so long as those property owners meet certain conditions. It is possible that we will be unable to continue to access or maintain any easements on terms favorable to us, or at all, which could have a material negative effect on our business and results of operations.

A Change to or Withdrawal of a New York City Real Estate Tax Exemption May Have a Material Negative Effect on Our Business and Results of Operations.

Many arenas, ballparks and stadiums nationally and in New York City have received significant public support, such as tax exempt financing, other tax benefits, direct subsidies and other contributions, including for public infrastructure critical to the facilities such as parking lots and transit improvements. Our Madison Square Garden Complex benefits from a more limited real estate tax exemption pursuant to an agreement with the City of New York, subject to certain conditions, and legislation enacted by the State of New York in 1982. For fiscal year 2019, the tax exemption was $42.4 million. From time to time there have been calls to repeal or amend the tax exemption. Repeal or amendment would require legislative action by New York State.

As described under “Certain Relationships and Related Party Transactions — Relationship between MSG and Us After the Distribution — Arena License Agreements,” we will enter into Arena License Agreements with subsidiaries of MSG that will require two of MSG’s professional sports teams – the Knicks and Rangers – to play all of their home games at The Garden. Under the Arena License Agreements, which will each have a term of 35 years (unless extended), the Knicks and the Rangers will pay an annual license fee in connection with their use of The Garden. In addition, the Arena License Agreements provide us with additional revenue opportunities. Under the Arena License Agreements, the teams will be responsible for 100% of any real property or similar taxes applicable to The Garden.

If the tax exemption is repealed or the teams are otherwise subject to the property tax due to no fault of the teams, the revenue opportunity that we may generate from team events will be reduced on a percentage basis as set forth in the Arena License Agreements. The value of any such revenue opportunity reduction could be significant but is expected to be substantially less than the property tax to be paid by the teams. There can be no assurance that the tax exemption will not be amended in a manner that imposes property tax or repealed in its entirety, either of which could have a material negative effect on our business and results of operations.

Certain of Our Subsidiaries Have Incurred or May Incur Indebtedness, and the Occurrence of an Event of Default Under Our Subsidiaries’ Credit Facilities Could Substantially Impair the Assets of Those Subsidiaries; Failure of Our Joint Ventures or Other Parties to Perform as Expected, Including the Repayment of Outstanding Loans, Could Have a Negative Effect on Our Business.

Certain of our subsidiaries have incurred or may incur indebtedness, which indebtedness in the case of Tao Group Hospitality is significant relative to the assets of Tao Group Hospitality’s business. The occurrence of an event of default under our subsidiaries’ credit facilities could substantially impair the assets of those subsidiaries and, as a result, have a negative effect on our business and results of operations. In addition, in May 2019 we extended a $49 million subordinated loan to Tao Group Hospitality, of which $44 million remains outstanding. The occurrence of an event of default under Tao Group Hospitality’s senior credit agreement could lead to an event of default under our subordinated loan to Tao Group Hospitality and could impair our ability to have the Company’s subordinated loan repaid.

In addition, we have made investments in, or otherwise extended loans to, one or more of our joint ventures or other parties and may make additional investments in, or otherwise extend loans to, one or more of such parties in the future. To the extent that such parties do not perform as expected, including with respect to repayment of such loans, it could impair such assets or create losses related to such loans, and, as a result, have a negative effect on our business and results of operations.

We Will Require Financing to Fund Our Ongoing Operations and Capital Expenditures, the Availability of Which Is Highly Uncertain.

The capital and credit markets can experience volatility and disruption. Such markets can exert extreme downward pressure on stock prices and upward pressure on the cost of new debt capital and can severely restrict credit availability for most issuers.

Our business has been characterized by significant expenditures for properties, businesses, renovations and productions. In the future we may engage in transactions that depend on our ability to obtain financing. We may also seek financing to fund our ongoing operations.

Depending upon conditions in the financial markets and/or the Company’s financial performance, we may not be able to raise additional capital on favorable terms, or at all. If we are unable to pursue our current and future spending programs, we may be forced to cancel or scale back those programs. Failure to successfully pursue our capital expenditure and other spending plans could negatively affect our ability to compete effectively and have a material negative effect on our business and results of operations.

In addition, as described above, the NBA and NHL have imposed restrictions on certain financing transactions that require a secured interest in The Garden.

Our Business Is Subject to Seasonal Fluctuations, and Our Operating Results Could Vary Substantially from Period to Period.

Our revenues and expenses have been seasonal and we expect they will continue to be seasonal. For example, 12% of our revenues in fiscal year 2019 were derived from the Christmas Spectacular. Our revenues are highest in the second quarter of our fiscal year when these performances primarily occur. As a result, our business earns a disproportionate amount of its revenue and operating income in the second quarter of each fiscal year. Therefore, our operating results and cash flow reflect significant variation from period to period and will continue to do so in the future. Consequently, period-to-period comparisons of our operating results may not necessarily be meaningful and the operating results of one period are not indicative of our financial performance during a full fiscal year. This variability may adversely affect our business, results of operations and financial condition.

Organized Labor Matters May Have a Material Negative Effect on Our Business and Results of Operations.

Our business is dependent upon the efforts of unionized workers. More than half, or approximately 58%, of our employees are represented by unions. Approximately half of our union employees are subject to collective bargaining agreements (“CBAs”) that have already expired or will expire by June 30, 2020 if not extended. Any labor disputes, such as strikes or lockouts, with the unions with which we have CBAs could have a material negative effect on our business and results of operations (including our ability to produce or present concerts, theatrical productions, sporting events and other events).

Additionally, NBA and NHL players are covered by CBAs. Both leagues have experienced labor difficulties in the past and may have labor issues in the future, such as players’ strikes or management lockouts. If any Knicks or Rangers home games at The Garden are cancelled because of any such labor difficulties, the loss of revenue from customers who would have attended such games could have a negative impact on our business and results of operations.

The Unavailability of Systems Upon Which We Rely May Have a Material Negative Effect on Our Business and Results of Operations.

We rely upon various internal and third-party software or systems in the operation of our business, including, with respect to ticket sales, credit card processing, email marketing, point of sale transactions, database, inventory, human resource management and financial systems. From time to time, certain of these arrangements may not be covered by long-term agreements. The failure or unavailability of these internal or third-party services or systems, depending upon its severity and duration, could have a material negative effect on our business and results of operations.

We May Become Subject to Infringement or Other Claims Relating to Our Content or Technology.

From time to time, third parties may assert against us alleged intellectual property (e.g., copyright, trademark and patent) or other claims relating to our productions, technologies or other content or material, some of which may be important to our business. In addition, our productions could potentially subject us to claims of defamation or similar types of allegations. Any such claims, regardless of their merit, could cause us to incur significant costs. In addition, if we are unable to continue use of certain intellectual property rights, our business and results of operations could be materially negatively impacted.

There Is the Risk of Personal Injuries and Accidents in Connection with Our Venues, Which Could Subject Us to Personal Injury or Other Claims; We are Subject to the Risk of Adverse Outcomes in Other Types of Litigation.

There are inherent risks associated with producing and hosting events and operating, maintaining or renovating our venues and in operating the restaurant and nightlife venues. As a result, personal injuries, accidents and other incidents have occurred and may occur from time to time, which could subject us to claims and liabilities.

These risks might not be covered by insurance or could involve exposures that exceed the limits of any applicable insurance. Incidents in connection with events at any of our venues could also reduce attendance at our events, and cause a decrease in our revenue and results of operations. We seek to obtain contractual indemnities for events at our venues that we do not promote, and under the Arena License Agreements, MSG and the Company will have reciprocal indemnity obligations to each other in connection with the home games of the Knicks and Rangers held at The Garden. While we also maintain insurance policies that provide coverage for incidents in the ordinary course of business, there can be no assurance that such indemnities or insurance will be adequate at all times and in all circumstances.

From time to time, we become subject to other kinds of litigation. The outcome of litigation is inherently unpredictable. As a result, we could incur liability from litigation which could be material and for which we may have inadequate or no insurance coverage or be subject to other forms of relief which might adversely affect the Company.

We Face Risk from Doing Business Internationally

We have operations and own property outside of the United States. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

•	laws and policies affecting trade and taxes, including laws and policies relating to currency, the repatriation of funds and withholding taxes, and changes in these laws;

•	changes in local regulatory requirements, including restrictions on foreign ownership;

•	exchange rate fluctuation;

•	exchange controls, tariffs and other trade barriers;

•	differing degrees of protection for intellectual property and varying attitudes towards the piracy of intellectual property;

•	foreign privacy and data protection laws and regulations, such as the E.U. General Data Protection Regulation, and changes in these laws;

•	The impact of Brexit, particularly in the event of the U.K.’s departure from the E.U. without an agreement on terms;

•	The instability of foreign economies and governments;

•	War and acts of terrorism;

•

Anti-corruption laws and regulations such as the Foreign Corrupt Practices Act and the U.K. Bribery Act that impose stringent requirements on how we conduct our foreign operations and changes in these laws and regulations; and

•	Shifting consumer preferences regarding entertainment.

Events or developments related to these and other risks associated with international operations could have a material negative effect on our business and results of operations.

Following the Distribution, We Will Be Materially Dependent on MSG’s Performance Under Various Agreements.

We will enter into various agreements with MSG related to the Distribution, including a distribution agreement, a tax disaffiliation agreement, a transition services agreement and an employee matters agreement, as well as certain other arrangements (including other support services). These agreements will include the allocation of employee benefits, taxes and certain other liabilities and obligations attributable to periods prior to, at and after the Distribution. In connection with the Distribution, we will agree to provide MSG with indemnities with respect to liabilities arising out of our business and MSG will agree to provide us with indemnities with respect to liabilities arising out of the business retained by MSG.

We will also enter into various agreements with MSG that will govern our ongoing commercial relationship subsequent to the Distribution, including Arena License Agreements that will require two of MSG’s professional sports teams — the Knicks and the Rangers — to play home games at The Garden, sponsorship agency agreements in connection with the sale of sponsorships and advertising for the Knicks and Rangers, as well as MSG’s other teams, and a trademark license agreement regarding the use of the “MSG” name. These agreements, other than the Arena License Agreements, will each be subject to potential termination by MSG in the event MSG and the Company are no longer affiliates.

The Company will provide to MSG certain business services that were performed by MSG prior to the Distribution, such as information technology, accounts payable, payroll, tax, certain legal functions, human resources, insurance and risk management, government affairs, investor relations, corporate communications, benefit plan administration and reporting, and internal audit functions as well as certain marketing functions. These services include the collection and storage of certain personal information regarding employees and/or customers as well as information regarding the Company, MSG and our sponsors and partners. See also “We Face Continually Evolving Cybersecurity and Similar Risks, Which Could Result in Loss, Disclosure or Misappropriation of, or Access to, Our Confidential Information and Cause Disruption of Our Business, Damage to Our Brands and Reputation, Legal Exposure and Financial Losses.”

The Company and MSG will each rely on the other to perform its obligations under all of these agreements. If MSG were to breach, be unable to satisfy its material obligations under these agreements, including a failure to satisfy its indemnification or other financial obligations, or these agreements otherwise terminate or expire and we do not enter into replacement agreements, we could suffer operational difficulties and/or significant losses.

Because There Has Not Been Any Public Market for Our Common Stock, the Market Price and Trading Volume of Our Common Stock May Be Volatile and You May Not Be Able to Resell Your Shares at or Above the Initial Market Price of Our Stock Following the Distribution.

Prior to the Distribution, there will have been no regular way trading market for our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative developments for our customers, competitors or suppliers, as well as general economic and industry conditions.

The Combined Post-Distribution Value of MSG and Spinco Shares May Not Equal or Exceed the Pre-Distribution Value of MSG Shares.

After the Distribution, MSG Class A Common Stock will continue to be listed and traded on NYSE. We cannot assure you that the combined trading prices of MSG Class A Common Stock and Spinco Class A Common Stock after the Distribution, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of MSG Class A Common Stock prior to the Distribution. Until the market has fully evaluated the business of MSG without the business of Spinco, the price at which MSG Class A Common Stock trades may fluctuate significantly. Similarly, until the market has fully evaluated the business of Spinco, the price at which shares of Spinco Class A Common Stock trade may fluctuate significantly.

The Distribution Could Result in Significant Tax Liability.

MSG expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the distribution by MSG of our Class A Common Stock and Class B Common Stock to the holders of MSG Class A Common Stock and MSG Class B Common Stock, respectively (i.e., the Distribution), will qualify as a tax-free distribution under the Code. Accordingly, for U.S. federal income tax purposes, the Distribution is not expected to result in the recognition of gain to MSG with respect to the distribution of our Class A Common Stock or our Class B Common Stock to the MSG stockholders and, except to the extent a stockholder receives cash in lieu of fractional shares of our common stock, no income, gain or loss will be recognized by, and no amount will be included in the income of such holder upon the receipt of shares of our common stock pursuant to the Distribution. The opinion will not be binding on the IRS or the courts. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.” Certain transactions related to the Distribution that are not addressed (or expected to be addressed) by the opinion could result in the recognition of income or gain by MSG. The opinion will rely on factual representations and reasonable assumptions, which, if incorrect or inaccurate, may jeopardize the ability to rely on such opinion.

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, MSG would recognize taxable gain in an amount equal to the excess of the fair market value of our common stock distributed in the Distribution over MSG’s tax basis therein (i.e., as if it had sold such common stock in a taxable sale for its fair market value). In addition, the receipt by MSG stockholders of common stock of our Company would be a taxable distribution, and each U.S. holder that receives our common stock in the Distribution would be treated as if the U.S. holder had received a distribution equal to the fair market value of our common stock that was distributed to it, which generally would be treated first as a taxable dividend to the extent of such holder’s pro rata share of MSG’s earnings and profits, then as a non-taxable return of capital to the extent of the holder’s tax basis in its MSG common stock, and thereafter as capital gain with respect to any remaining value. It is expected that the amount of any such taxes to MSG stockholders and MSG would be substantial. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

We May Have a Significant Indemnity Obligation to MSG if the Distribution Is Treated as a Taxable Transaction.

We will enter into a Tax Disaffiliation Agreement with MSG, which will set out each party’s rights and obligations with respect to federal, state, local or foreign taxes for periods before and after the Distribution and related matters such as the filing of tax returns and the conduct of IRS and other audits. Pursuant to the Tax Disaffiliation Agreement, we will be required to indemnify MSG for losses and taxes of MSG resulting from the breach of certain covenants and for certain taxable gain recognized by MSG, including as a result of certain acquisitions of our stock or assets. If we are required to indemnify MSG under the circumstances set forth in the Tax Disaffiliation Agreement, we may be subject to substantial liabilities, which could materially adversely affect our financial position.

The Tax Rules Applicable to the Distribution May Restrict Us from Engaging in Certain Corporate Transactions or from Raising Equity Capital Beyond Certain Thresholds for a Period of Time After the Distribution.

To preserve the tax-free treatment of the Distribution to MSG and its stockholders, under the Tax Disaffiliation Agreement with MSG, for the two-year period following the Distribution, we will be subject to restrictions with respect to:

•	entering into any transaction pursuant to which 50% or more of our shares or assets would be acquired, whether by merger or otherwise, unless certain tests are met;

•	issuing equity securities, if any such issuances would, in the aggregate, constitute 50% or more of the voting power or value of our capital stock;

•	certain repurchases of our common shares;

•	ceasing to actively conduct our business;

•	amendments to our organizational documents (i) affecting the relative voting rights of our stock or (ii) converting one class of our stock to another;

•	liquidating or partially liquidating; and

•	taking any other action that prevents the Distribution and certain related transactions from being tax-free.

These restrictions may limit our ability during such period to pursue strategic transactions of a certain magnitude that involve the issuance or acquisition of our stock or engage in new businesses or other transactions that might increase the value of our business. These restrictions may also limit our ability to raise significant amounts of cash through the issuance of stock, especially if our stock price were to suffer substantial declines, or through the sale of certain of our assets. For more information, see the sections entitled “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions — Relationship Between MSG and Us After the Distribution — Tax Disaffiliation Agreement.”

Certain Adverse U.S. Federal Income Tax Consequences Might Apply to Non-U.S. Holders That Hold Our Class A Common Stock and Class B Common Stock After the Distribution If We Are Treated as a USRPHC.

The Company has not made a determination as to whether we will be deemed to be a USRPHC, as defined in section 897(c)(2) of the Code. In general, we will be a USRPHC if 50% or more of the fair market value of our assets constitute “United States real property interests” within the meaning of the Code. However, the determination of whether we are a USRPHC turns on the relative fair market value of our United States real property interests and our other assets, and because the USRPHC rules are complex and the determination of whether we are a USRPHC depends on facts and circumstances that may be beyond our control, we can give no assurance as to our USRPHC status after the Distribution. If we are treated as a USRPHC, certain adverse U.S. federal income tax consequences might apply to non-U.S. holders that hold our Class A Common Stock and Class B Common Stock after the Distribution. A beneficial owner of MSG common stock that is a non-U.S. holder should consult its tax advisor as to the particular tax consequences that would be applicable to such holder if we are treated as a USRPHC after the Distribution. For more information, see the section entitled “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

We Do Not Have an Operating History as a Stand-Alone Public Company.

In the past, our operations have been a part of MSG and MSG provided us with various financial, operational and managerial resources for conducting our business. Following the Distribution, we will maintain our own credit and banking relationships and perform certain of our own financial and operational functions. We cannot assure you that we will be able to successfully put in place the financial, operational and managerial resources necessary to operate as a public company or that we will be able to be profitable doing so.

Our Historical Financial Results and Our Unaudited Pro Forma Combined Financial Statements May Not Be Representative of Our Results as a Separate, Stand-Alone Company.

The historical financial information we have included in this information statement has been derived from the consolidated financial statements and accounting records of MSG and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone company during the periods presented. Although MSG did account for our business (other than the sports bookings business) as a separate business segment, we were not operated as a separate, stand-alone company for the historical periods presented. The historical costs and expenses reflected in our combined financial statements include an allocation for certain corporate functions historically provided by MSG, including general corporate expenses and employee benefits and incentives. These allocations were based on what we and MSG considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. In addition, following the Distribution, our business will include the results of the sports bookings business that were previously reported as part of MSG’s Sports business segment. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Our pro forma financial information set forth under “Unaudited Pro Forma Combined Financial Information” reflects changes to our operations as a result of the separation. However, there can be no assurances that this unaudited pro forma combined financial information will appropriately reflect our financial position or results of operations as a separate, stand-alone company.

We May Incur Material Costs and Expenses as a Result of Our Separation from MSG.

We may incur costs and expenses greater than those we currently incur as a result of our separation from MSG. These increased costs and expenses may arise from various factors, including financial reporting and costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”)). In addition, we expect to either maintain similar or have increased corporate and administrative costs and expenses to those we incurred while part of MSG, even though following the Distribution we will be a smaller, stand-alone company. We cannot assure you that these costs will not be material to our business.

If, Following the Distribution, We Are Unable to Satisfy the Requirements of Section 404 of the Sarbanes-Oxley Act, or Our Internal Control Over Financial Reporting is Not Effective, the Reliability of Our Financial Statements May Be Questioned and Our Stock Price May Suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will eventually be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and our independent auditors will be required to issue an opinion on the Company’s internal controls over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer.

The Reduced Disclosure Requirements Applicable to Us as an “Emerging Growth Company” May Make Our Class A Common Stock Less Attractive to Investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may avail ourselves of certain exemptions from various reporting requirements of public companies that are not “emerging growth companies,” including, but not limited to, an exemption from complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and, like smaller reporting companies, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirement of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may remain an emerging growth company for up to five full fiscal years following the Distribution. We would cease to be an emerging growth company, and, therefore, become ineligible to rely on the above exemptions, if we: (a) have more than $1.07 billion in annual revenue in a fiscal year; (b) issue more than $1 billion of non-convertible debt over a three-year period; or (c) become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which would generally occur after: (i) we have filed at least one annual report; (ii) we have been a Securities and Exchange Commission (“SEC”) reporting company for at least 12 months; and (iii) the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions.

If some investors find our common stock less attractive as a result of the exemptions available to us as an emerging growth company, there may be a less active trading market for our common stock and our value may be more volatile than that of an otherwise comparable company that does not avail itself of the same or similar exemptions.

We Are Controlled by the Dolan Family. As a Result of Their Control, the Dolan Family Has the Ability to Prevent or Cause a Change in Control or Approve, Prevent or Influence Certain Actions by the Company.

We have two classes of common stock:

•	Class A Common Stock, par value $0.01 per share, which is entitled to one vote per share and is entitled collectively to elect 25% of our Board of Directors; and

•	Class B Common Stock, par value $0.01 per share, which is entitled to 10 votes per share and is entitled collectively to elect the remaining 75% of our Board of Directors.

As of the Distribution date, the Dolan Family Group will collectively own all of our Class B Common Stock, approximately [●]% of our outstanding Class A Common Stock and approximately [●]% of the total voting power of all our outstanding common stock. The members of the Dolan Family Group holding Class B Common Stock will execute prior to the Distribution a Stockholders Agreement that will have the effect of causing the voting power of the holders of our Class B Common Stock to be cast as a block with respect to all matters to be voted on by holders of Class B Common Stock. Under the Stockholders Agreement, the shares of Class B Common Stock owned by members of the Dolan Family Group (representing all of the outstanding Class B Common Stock) are to be voted on all matters in accordance with the determination of the Dolan Family Committee (as defined below), except that the decisions of the Dolan Family Committee are non-binding with respect to the Class B Common Stock owned by certain Dolan family trusts that collectively own [●]% of the outstanding Class B Common Stock (“Excluded Trusts”). The “Dolan Family Committee” will consist of Charles F. Dolan and his six children, James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney. The Dolan Family Committee generally acts by majority vote, except that approval of a going-private transaction must be approved by a two-thirds vote and approval of a change-in-control transaction must be approved by not less than all but one vote. The voting members of the Dolan Family Committee will be James L. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Deborah A. Dolan-Sweeney and Marianne Dolan Weber, with each member having one vote other than James L. Dolan, who has two votes. Because James L. Dolan has two votes, he will have the ability to block Dolan Family Committee approval of any Company change in control transaction. Shares of Class B Common Stock owned by Excluded Trusts will on all matters be voted on in accordance with the determination of the Excluded Trusts holding a majority of the Class B Common Stock held by all Excluded Trusts, except in the case of a vote on a going-private transaction or a change in control transaction, in which case a vote of trusts holding two-thirds of the Class B Common Stock owned by Excluded Trusts will be required.

The Dolan Family Group is able to prevent a change in control of our Company and no person interested in acquiring us will be able to do so without obtaining the consent of the Dolan Family Group. The Dolan Family Group, by virtue of its stock ownership, has the power to elect all of our directors subject to election by holders of Class B Common Stock, and is able collectively to control stockholder decisions on matters on which holders of all classes of our common stock vote together as a single class. These matters could include the amendment of some provisions of our certificate of incorporation and the approval of fundamental corporate transactions.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Class B Common Stock, voting separately as a class, is required to approve:

•	the authorization or issuance of any additional shares of Class B Common Stock, and

•	any amendment, alteration or repeal of any of the provisions of our certificate of incorporation that adversely affects the powers, preferences or rights of the Class B Common Stock.

As a result, the Dolan Family Group has the power to prevent such issuance or amendment.

The members of the Dolan Family Group will enter into an agreement with the Company in which they agree that, during the 12-month period beginning on the Distribution date, the Dolan Family Group must obtain the prior approval of a majority of the Company’s Independent Directors prior to acquiring common stock of the Company through a tender offer that results in members of the Dolan Family Group owning more than 50% of the total number of outstanding shares of common stock of the Company. For purposes of this agreement, the term “Independent Directors” means the directors of the Company who have been determined by our Board of Directors to be independent directors for purposes of NYSE corporate governance standards.

Following the Distribution, the Company and MSG will still be controlled by the Dolan Family Group. The Dolan Family Group also controls MSG Networks and AMC Networks.

We Have Elected to Be a “Controlled Company” for NYSE Purposes Which Allows Us Not to Comply with Certain of the Corporate Governance Rules of NYSE.

We have been informed that, prior to the Distribution, the members of the Dolan Family Group will enter into a Stockholders Agreement relating, among other things, to the voting of their shares of our Class B Common Stock. As a result, following the Distribution, we will be a “controlled company” under the corporate governance rules of NYSE. As a controlled company, we will have the right to elect not to comply with the corporate governance rules of NYSE requiring: (i) a majority of independent directors on our Board of Directors; (ii) an independent corporate governance and nominating committee; and (iii) an independent compensation committee. Our Board of Directors has elected for the Company to be treated as a “controlled company” under NYSE corporate governance rules and not to comply with the NYSE requirement for a majority-independent board of directors and for an independent corporate governance and nominating committee because of our status as a controlled company. Nevertheless, we expect our Board of Directors to elect to comply with the NYSE requirement for an independent compensation committee.

Future Stock Sales, Including as a Result of the Exercise of Registration Rights by Certain of Our Stockholders, Could Adversely Affect the Trading Price of Our Class A Common Stock.

All of the shares of Class A Common Stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 which is summarized under “Shares Eligible for Future Sale.” Further, we plan to file a registration statement to cover the shares issued under our equity-based benefit plans.

As described under “Shares Eligible for Future Sale — Registration Rights Agreements,” certain parties have registration rights covering a portion of our shares.

We expect to enter into registration rights agreements with Charles F. Dolan, certain Dolan family interests, the Dolan Children’s Foundation and the Dolan Family Foundation that provide them with “demand” and “piggyback” registration rights with respect to approximately [●] million shares of Class A Common Stock, including shares issuable upon conversion of shares of Class B Common Stock.

Sales of a substantial number of shares of Class A Common Stock could adversely affect the market price of the Class A Common Stock and could impair our future ability to raise capital through an offering of our equity securities.

We Will Share Certain Key Directors and Officers with MSG, MSG Networks and/or AMC Networks, Which Means Those Officers Will Not Devote Their Full Time and Attention to Our Affairs and the Overlap May Give Rise to Conflicts.

Following the Distribution, there will be an overlap between certain key directors and officers of the Company, MSG and MSG Networks. James L. Dolan will serve as the Executive Chairman and Chief Executive

Officer of the Company and as the Executive Chairman of both MSG and MSG Networks. Andrew Lustgarten will serve as the President of the Company and as President and Chief Executive Officer of MSG. As a result, following the Distribution, not all of our executive officers will be devoting their full time and attention to the Company’s affairs. In addition, Gregg G. Seibert will serve as a Vice Chairman of the Company, MSG, MSG Networks and AMC Networks. Furthermore, immediately following the Distribution, 10 members of our Board of Directors will also be directors of MSG, nine will serve as directors of MSG Networks and eight will serve as directors of AMC Networks. The Overlap Persons may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we on the one hand, and MSG, MSG Networks, and/or AMC Networks and their respective subsidiaries and successors on the other hand, look at certain acquisitions and other corporate opportunities that may be suitable for more than one of the companies. Also, conflicts may arise if there are issues or disputes under the commercial arrangements that will exist between an Other Entity and us. In addition, after the Distribution, certain of our directors and officers will continue to own stock and/or stock options or other equity awards of an Other Entity. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our Company and an Other Entity. See “Certain Relationships and Related Party Transactions — Certain Relationships and Potential Conflicts of Interest” for a discussion of certain procedures we will institute to help ameliorate such potential conflicts that may arise.

Our Overlapping Directors and Officers with MSG, MSG Networks and/or AMC Networks May Result in the Diversion of Corporate Opportunities to MSG, MSG Networks and/or AMC Networks and Other Conflicts and Provisions in Our Amended and Restated Certificate of Incorporation May Provide Us No Remedy in That Circumstance.

The Company’s amended and restated certificate of incorporation will acknowledge that directors and officers of the Company may also be serving as directors, officers, employees or agents of an Other Entity, and that the Company may engage in material business transactions with such Other Entities. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated certificate of incorporation will provide that no Overlap Person will be liable to the Company or its stockholders for breach of any fiduciary duty that would otherwise occur by reason of the fact that any such individual directs a corporate opportunity (other than certain limited types of opportunities set forth in our amended and restated certificate of incorporation) to one or more of the Other Entities instead of the Company, or does not refer or communicate information regarding such corporate opportunities to the Company. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, arrangements and transactions (and amendments, modifications or terminations thereof) between the Company and the Other Entities and, to the fullest extent permitted by law, provide that the actions of the Overlap Person in connection therewith are not breaches of fiduciary duties owed to the Company, any of its subsidiaries or their respective stockholders. See “Description of Capital Stock — Certain Corporate Opportunities and Conflicts.”

BUSINESS

We are a Delaware corporation with our principal executive offices at Two Pennsylvania Plaza, New York, NY, 10121. Our telephone number is +1 (212) 465-6000. Spinco is a holding company and conducts substantially all of its operations through its subsidiaries.

Spinco was incorporated on November 21, 2019 and is a direct, wholly owned subsidiary of MSG. Prior to the Distribution, the Company will acquire the subsidiaries of MSG that own, directly and indirectly, the subsidiaries, businesses and other assets described in this information statement. Where we describe in this information statement our business activities, we do so as if these transfers have already occurred.

We expect that on or prior to the Distribution, The Madison Square Garden Company will change its name to “Madison Square Garden Sports Corp.” and MSG Entertainment Spinco, Inc. will change its name to “Madison Square Garden Entertainment Corp.”

General

The Company is a leader in live experiences comprised of iconic venues; marquee entertainment content; popular dining and nightlife offerings; and a premier music festival that, together, entertain approximately 12 million guests a year. Utilizing our powerful brands and live entertainment expertise, the Company delivers unique experiences that set the standard for excellence and innovation while forging deep connections with diverse and passionate audiences. The Company’s portfolio of venues includes: The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, the Forum in Inglewood, CA and The Chicago Theatre. In addition, the Company is constructing a state-of-the-art venue, MSG Sphere, in Las Vegas and plans to build a second MSG Sphere in London. The Company also includes the original production, the Christmas Spectacular, as well as BCE, the entertainment production company that owns and operates the Boston Calling Music Festival, and Tao Group Hospitality, a hospitality group with globally recognized entertainment dining and nightlife brands.

Coronavirus Impacts

Our operations and operating results have been, and continue to be, materially impacted by the coronavirus and government actions taken in response. On the date of this information statement, virtually all of our business operations are shut down and it is not clear when those operations will resume.

As of March 24, 2020, as a result of government mandated assembly limitations and closures, all of our scheduled events at The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, The Chicago Theatre and the Forum are postponed or cancelled through April. We are not recognizing any revenue from those events and it is unclear whether and to what extent those events will be rescheduled. Additionally, public officials have imposed mandates limiting restaurants and bars to only take-out and delivery service and requiring that nightlife venues close in the cities in which Tao Group Hospitality operates. As a result, all Tao Group Hospitality venues in the United States and a majority of Tao Group Hospitality venues outside of the United States are currently closed, which has resulted in the business being materially impacted. It is unclear how long these restrictions will be in effect.

We are unable to predict when we will be permitted or able to resume normal business operations and what the longer-term effects, if any, of these events will be. See “Risk Factors — Our Operations and Operating Results Have Been, and Continue to be, Materially Impacted by Coronavirus and Government Actions Taken in Response” and “Management’s Discussion and Analysis — Introduction — Coronavirus Impacts.”

Our Strengths

•	Strong and growing presence in major live entertainment markets through:

•	A portfolio of world-renowned venues;

•	Marquee live entertainment brands and content; and

•	Many of the most recognized brands in entertainment dining and nightlife.

•	Deep industry relationships that drive top-tier performers and a wide variety of events to the Company’s venues;

•	Proven track record of delivering significant value for partners through innovative sponsorships and premium hospitality;

•	Reputation for world-class customer experience driven by decades of expertise in marketing, ticket sales and venue operations;

•	Expertise in utilizing data to drive decisions to maximize revenue and the guest experience;

•	Established history of successfully planning and executing comprehensive venue design and construction projects;

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Long-term agreements to host home games at The Garden for two of the most recognized franchises in professional sports — the NBA’s New York Knicks (the “Knicks”) and the NHL’s New York Rangers (the “Rangers”); and

•	Strong and seasoned management team.

Our Strategy

Our strategy is to create world-class live experiences, utilizing our iconic venues, exclusive entertainment content, and expertise in venue management, bookings, marketing, sales and premium hospitality. We believe the Company’s unique assets and capabilities, coupled with our deep relationships in the entertainment industry and our strong connection with our diverse and passionate audiences, are what set the Company apart. As an entertainment pioneer, we remain committed to pursuing new opportunities to innovate through the use of technology that will heighten the entertainment experience.

Key components of our strategy include:

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A unique strategy for our performance venues. The Company has a collection of iconic performance venues through which we deliver live entertainment and sporting events. This portfolio includes our New York venues — The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall and the Beacon Theatre; as well as the Forum in Inglewood, CA and The Chicago Theatre. These venues, along with our venue management capabilities, effective bookings strategies and proven expertise in sponsorships, marketing, ticketing and hospitality, have positioned the Company as an industry leader in live entertainment. We intend to leverage our unique assets, expertise and approach to ensure we create unmatched experiences for the benefit of all our stakeholders.

In addition to our existing venues, in February 2018, the Company unveiled its vision for MSG Sphere, new state-of-the-art venues that we believe will change entertainment by pioneering the next generation of immersive experiences. The Company is constructing its first MSG Sphere venue in Las Vegas — one of the world’s most important entertainment destinations — with the goal of opening in calendar year 2021. The Company has also purchased land in Stratford, London, which we expect will become home to the second MSG Sphere.

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Maximizing the live entertainment experience for our customers. We use our first-class operations, coupled with new innovations and our ability to attract top talent, to deliver unforgettable experiences for our guests — whether they are first-time visitors or repeat customers — ensuring they return to our venues. We have a track record of designing world-class facilities that exceed our customers’ expectations. This includes our renovations of The Garden, the Forum, Radio City Music Hall and the Beacon Theatre to deliver top-quality amenities such as state-of-the-art lighting, sound and staging, a full suite of hospitality offerings and enhanced premium products. In addition to better on-site amenities, we continue to explore new ways to utilize technology to improve the customer experience and create communities around our live events. From the way our customers buy their food and beverage; to how we market and process their tickets; to the content we provide them to enhance their entertainment experience, we strive to give our customers the best experience in the industry. For example, we survey thousands of guests annually across our venues to collect data on how we can better optimize their experience. Our commitment to exceptional service and innovation will be elevated even further with the introduction of MSG Sphere — a venue that is being built, from the ground up, to deliver an entirely new guest experience through the use of advanced, cutting-edge architectural, visual and audio technologies that will create a fully immersive and customized entertainment experience. See “— Our Business — Our Performance Venues — MSG Sphere” for a description of the key design features of MSG Sphere that we believe will deliver this entirely new guest experience.

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Leveraging our live entertainment expertise to increase productivity across our performance venues. Part of what drives our success is our “artist first” approach, which has created significant growth at our venues over our history. This is reflected in our renovation of the Forum, which set a new bar for the artist experience by delivering superior acoustics and an intimate feel, along with amenities such as star-caliber dressing rooms and dedicated areas for production and touring crews. This talent-friendly environment, coupled with more date availability and our top-tier service, not only attracts artists to our West Coast venue, but also brings them back for repeat performances. We will continue to use our “artist first” approach to attract the industry’s top talent with the goal of increasing utilization across all our venues through more multi-night and multi-market concerts and other events, including more recurring high-profile shows that help expand our base of events. Examples of this strategy include our residencies, which feature legendary performers playing our venues each month, and have included Billy Joel at The Garden and Jerry Seinfeld at the Beacon Theatre.

Another part of our “artist first” approach is how we use our diverse collection of venues. With seating capacities and configurations that range from 2,800 to 21,000, our venue pipeline enables us to shepherd an artist through their growth and development, helping us to cultivate and develop deeper industry relationships. Examples of this include Trevor Noah, whose history with us includes a succession of sold-out shows — first at the Beacon Theatre in 2016, followed by Radio City in 2018, and ultimately, at Madison Square Garden in 2019. And Brandi Carlile, who, after playing the Beacon Theatre, The Chicago Theatre and Radio City throughout her career, headlined The Garden in September 2019. Our portfolio of venues also enables us to work with artists across multiple markets, further strengthening our partnerships as well as our opportunities for more extensive engagements. In 2018, we announced a dual-city, multi-year booking agreement with the Tedeschi Trucks Band that includes the band performing multi-shows annually through 2022 at both the Beacon Theatre and Chicago Theatre.

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Selectively expanding our performance venues in key music and entertainment markets. We believe our proven ability to deliver entertainment-focused venues, coupled with our unique capabilities, technologies and “artist first” approach, can deliver a differentiated experience for artists, fans and partners. In February 2018, we unveiled our vision for MSG Sphere, along with our plans to construct these state-of-the-art venues in Las Vegas and London. MSG Sphere venues will utilize advanced, cutting-edge technologies to create an entirely new platform that is expected to redefine how immersion and storytelling come together in entertainment experiences. Because of the transformative nature of these venues, we believe there will be other markets — both domestic and international — where MSG Sphere can be successful. The design of MSG Sphere will be flexible to accommodate a wide range of sizes and capacities — from large-scale to smaller and more intimate — based on the needs of the individual market. Controlling and booking a network of world-class venues provides the Company with a number of avenues for potential growth, including driving increased bookings and greater marketing and sponsorship opportunities. As we explore selectively extending the MSG Sphere network, we will be open to multiple types of transaction structures, including owned, operated, managed, licensed and joint ventures. As we work with various companies to develop the technologies needed for MSG Sphere venues, we are focused on obtaining appropriate strategic rights with respect to intellectual property.

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An innovative approach to marketing and sales. Our Company possesses powerful and attractive assets able to deliver significant exposure for marketing partners who share our vision of creating brand new experiences and innovative opportunities to engage with audiences. We also benefit from being part of a broader entertainment and sports offering as a result of our various agreements with MSG and MSG Networks, under which the Company will offer an integrated approach to marketing partnerships and corporate hospitality solutions to drive sponsorship, signage and suite sales.

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Delivering unrivaled exposure for our partners. Our assets are highly sought after by companies that value the popularity of our venues and brands, which include Madison Square Garden — The World’s Most Famous Arena — as well as Radio City’s cherished holiday tradition, the celebrated Christmas Spectacular production. Utilizing these powerful platforms, we collaborate with companies to create elevated experiences that showcase their brands in meaningful ways. With the debut of MSG Sphere, we expect the value proposition for our partners to continue to expand as we introduce unprecedented opportunities for them to connect with our guests. MSG Sphere in Las Vegas will feature cutting-edge technology capable of delivering innovative activations. For example, the 366-feet tall by 516-feet wide venue will feature an exterior covered in fully programmable LED, creating a digital showcase for brands, events and partners.

The attractiveness of our assets is further strengthened by various agreements that enable our Company to deliver compelling, broad-based marketing platforms by combining our live entertainment assets, MSG’s professional sports brands, and MSG Networks’ media inventory. This integrated approach to marketing partnerships — which delivers unrivaled entertainment, sports and media exposure in the New York market — has already attracted world-class partners such as JPMorgan Chase, Anheuser-Busch, Charter Communications, Delta Air Lines, Kia, Lexus, PepsiCo and Squarespace.

The Company also offers premium corporate hospitality offerings. For example, The Garden — which, in fiscal 2019, hosted more than 230 entertainment and sporting events, offers a wide array of hospitality products that cater to a variety of audiences. These suites and clubs — which provide exclusive private spaces, first-class amenities and some of the best seats in The Garden — are primarily licensed to corporate customers through multi-year agreements, most of which have annual escalators. We believe the unique combination of our entertainment offerings and MSG’s premium live sporting events, along with the continued importance of corporate hospitality to our guests, positions us well to continue to grow this business. And as the Company’s expansion plans progress, our MSG Sphere venues will deliver additional hospitality options in other major markets.

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Understanding our customers. We continue to forge deep direct-to-consumer relationships with customers and fans, with a focus on understanding how consumers interact with every aspect of the Company. A key component of this strategy is our large and growing proprietary database of millions of customers, which drives revenue and engagement across our events, benefiting the Company through ticket sales and sponsorship activation. This database provides us with an opportunity to tailor offerings and cross-promote our products and services, introducing customers to our wide range of assets and brands.

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A growing portfolio of proprietary content. We continue to explore the creation of proprietary content — including the development of attraction-like shows for our existing and planned venues — that enables us to benefit from being both content creator and venue operator. Content development will ultimately give us greater control over the utilization of our venues, making us less reliant on touring schedules. The Company is supporting this strategy with the creation of a groundbreaking studio that will include expertise from all areas of entertainment. In addition, we are developing a set of tools specifically for MSG Sphere that makes content creation for this powerful platform an intuitive experience and maximizes the potential of the venues’ immersive technologies — whether someone is adapting existing content or developing original creations. The Company expects to collaborate with third-party creators and to also develop its own catalogue of unique and compelling material that can be used across MSG Sphere venues. This will range from original attractions, purpose-built for MSG Sphere, to the establishment of a dynamic library of content that can be used by artists or third parties who want to bring their experiences to life — whether for concerts, residencies or corporate events. The Company’s creation of new proprietary content will also include exploring opportunities for our world-renowned entertainment brand — the Radio City Rockettes.

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Utilizing our world-class hospitality expertise. The Company owns a controlling interest in Tao Group Hospitality — a leader in the hospitality industry. Tao Group Hospitality currently operates 30 entertainment dining and nightlife venues in New York City, Las Vegas, Los Angeles, Chicago, Singapore and Sydney, Australia with widely recognized brands that include: Tao, Marquee, Lavo, Avenue, Beauty & Essex and Cathédrale. Tao Group Hospitality is actively developing opportunities in select markets — both domestically and internationally — to expand. Since September 2018, Tao Group Hospitality has opened TAO Chicago, along with new entertainment dining and nightlife venues as part of the Moxy Chelsea and Moxy East Village hotels in New York City. Tao Group Hospitality also debuted three new venues in Singapore — Marquee, Avenue, and KOMA. In addition to its expansion plans, Tao Group Hospitality has become a valuable strategic partner for the Company. This includes at The Garden, where Tao Group Hospitality is playing a larger role in our food and hospitality offerings, as well as in Las Vegas, where it has a 14-year history in the market and is helping to create a world-class guest experience for MSG Sphere.

Our Business

Our Company delivers unforgettable live experiences — all in extraordinary settings that span some of the country’s largest entertainment markets. This creates a significant demand for an association with our brands by a wide selection of artists, sporting events, premier companies and the public. And with a foundation of iconic venues, our Company has a proven ability to leverage the strength of our industry relationships, marketing assets, customer database and live event expertise to create compelling performance, promotion and distribution opportunities for artists, events and productions.

Specifically, our Company produces, presents and hosts a variety of live entertainment events, such as concerts, sporting events, family shows, performing arts events, special events and wholly owned productions. In addition, the Company hosts two of the most recognized franchises in professional sports — the NBA’s New York Knicks and the NHL’s New York Rangers. These live events are held at the Company’s venues, which are: The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, the Forum and The Chicago Theatre. With seating capacities and configurations that range from 2,800 to 21,000, our diverse collection of venues enables us to showcase a plethora of acts and events that cover a wide spectrum of genres, to significantly varied audiences. The Company is also expanding its portfolio of venues with the construction of a new venue in Las Vegas, MSG Sphere at The Venetian, and has plans to build an MSG Sphere venue in London, which is still subject to approvals.

Our productions include the beloved holiday show, the Christmas Spectacular — created for Radio City Music Hall and featuring the world-famous Radio City Rockettes.

In addition, the Company has a controlling interest in BCE, the entertainment production company that owns and operates the Boston Calling Music Festival, and Tao Group Hospitality, a hospitality group with globally recognized entertainment dining and nightlife brands.

Our Bookings Business

Live Entertainment

Our Company is an established industry leader that books a wide variety of live entertainment events in our venues, which perennially include some of the biggest names in music and entertainment. Over the last several years, our venues have been key destinations for artists such as the Eagles, U2, Pearl Jam, Foo Fighters,

Paul McCartney, Drake, Bruno Mars, Justin Bieber, Dead and Company, Madonna, Mumford & Sons, Phish, Fleetwood Mac, Adele, Eric Clapton, Bruce Springsteen, Rihanna, Justin Timberlake, P!nk, Kanye West, Stevie Wonder, Ariana Grande and Dave Chappelle.

In addition, we have successfully developed new ways to increase the utilization of our venues, while creating unique experiences for artists and fans with our various residencies — including The Garden’s first music franchise: Billy Joel at The Garden. As part of this extraordinary residency, Billy Joel has appeared monthly at MSG since January 2014, for a total of 73 shows, bringing his overall performances at The World’s Most Famous Arena to 119 overall (through February 2020). In 2016, the Company launched its second residency, as legendary New Yorker and comedian Jerry Seinfeld began a successful two-year run at the Beacon Theatre, with all 36 performances — which concluded in December 2017 — selling out. In 2019, Seinfeld resumed his successful residency, which now includes 76 total performances (through February 2020). That was also the year that kicked off a new multi-year, dual-city residency with Tedeschi Trucks Band at both the Beacon Theatre and The Chicago Theatre — the first residency to span two cities.

Our venues also attract family shows and theatrical productions, which this past year included: PAW Patrol Live!, Sesame Street Live!, Cirque du Soleil’s Twas’ the Night Before . . ., The Lightning Thief: The Percy Jackson Musical, and Pride & Joy: The Marvin Gaye Musical. In addition, we frequently serve as the backdrop for high-profile special events, such as the 60th Annual Grammy Awards, which returned to The Garden for the first time in 15 years in 2018. Other significant events that have taken place at our venues include the Tony Awards, America’s Got Talent, the final season premiere of HBO’s Game of Thrones and the MTV Video Music Awards. We have also hosted appearances by luminaries such as His Holiness Pope Francis, His Holiness the Dalai Lama and the Prime Minister of India, Narendra Modi; along with graduations, television upfronts, product launches and film premieres.

Although we primarily license our venues to third-party promoters for a fee, we also promote or co-promote shows where we have economic risk relating to the event. The Company currently does not promote or co-promote events outside of our venues.

Sports

MSG’s professional sports teams, the Knicks and Rangers, are two of the most storied franchises in sports, with passionate, multi-generational fanbases. In connection with the Distribution, we will enter into long-term Arena License Agreements with MSG that will require the Knicks and the Rangers to continue to play their home games at The Garden, which will allow us to continue to host their long-time fans in The World’s Most Famous Arena.

Our Company also promotes, produces and/or presents a broad array of other live sporting events, including professional boxing, college basketball, college hockey, professional bull riding, mixed martial arts, esports and college wrestling. Many of these events are among the most popular in our history and are perennial highlights on our annual calendar, as well as some of The Garden’s longest-running associations.

Professional boxing has had a long history with The Garden. The Arena famously hosted Muhammad Ali and Joe Frazier’s 1971 “Fight of the Century,” considered among the greatest sporting events in modern history, as well as numerous other boxing greats, including: Joe Louis, Rocky Marciano, Sugar Ray Robinson, Willie Pep, Emile Griffith, George Foreman, Roberto Duran, Oscar De La Hoya, Sugar Ray Leonard, Lennox Lewis, Roy Jones, Jr., Mike Tyson, Evander Holyfield, Miguel Cotto and Wladimir Klitschko. The Garden has recently hosted the World Heavyweight Championship, as well as several marquee matchups featuring the world’s top fighters, including the New York debut of international superstar Canelo Alvarez.

In recent years, the Company has also expanded its presence in mixed martial arts. In June 2016, the Forum hosted its first-ever Ultimate Fighting Championship (“UFC”) event with UFC 199. Since the return of professional mixed martial arts in New York State in 2016, The Garden has annually hosted UFC events, including in November 2019 a highly anticipated card featuring Jorge Masvidal and Nate Diaz. Bellator MMA has also hosted internationally broadcasted events at both The Garden and the Forum, including, most recently, Bellator 238 at the Forum in January 2020. The Professional Fighters League has also held events at Hulu Theater at Madison Square Garden, including its inaugural World Championships.

College sports have been a mainstay at The Garden for decades, with college basketball celebrating 85 years at The World’s Most Famous Arena during the 2018-19 season. In addition to St. John’s University calling The Garden its “home away from home,” this past year The Garden played host to the highly anticipated Big East Tournament, as well as the annual Jimmy V Classic and the 2K Empire Classic. Additionally, The Garden continues to build its college hockey tradition, with a popular biennial event featuring Cornell University vs. Boston University, as well as visits from such top national teams such as Boston College, North Dakota, Harvard, Michigan and Minnesota.

Other recent world-class sporting events have included the NBA All-Star Game in 2015, and the NCAA Division I Men’s Basketball East Regional Finals, which The Garden hosted in 2014 and 2017, and will again in March 2020.

Our Productions

One of the Company’s core properties, the Christmas Spectacular — created for Radio City Music Hall and featuring the world-famous Rockettes — has been performed at Radio City Music Hall for 87 years. This cherished production has become an annual tradition for many, creating a holiday touchstone that generations of fans want to return to time and again. The show’s enduring popularity is driven by the awe-inspiring performance of the beloved Rockettes, as well as by festive holiday scenes, cherished traditional elements and state-of-the-art special effects. In recent years, the show has also incorporated several new technology enhancements, including an all-new groundbreaking finale scene, “Christmas Lights.” Additionally, large-scale digital projections have been added to enhance both the finale and classic numbers throughout the show, creating an immersive environment that extends beyond the stage onto all eight of Radio City’s proscenium arches. During the 2019 holiday season, the Christmas Spectacular once again sold more than one million tickets.

We acquired the rights to the Christmas Spectacular in 1997, and those rights are separate from, and do not depend on the continuation of, our lease of Radio City Music Hall. We also hold rights to the Rockettes brand in the same manner.

The Company believes it has a significant and unique asset in the Rockettes and continues to strengthen and broaden the Rockettes brand by targeting the most prominent and effective vehicles that elevate their visibility and underscore their reputation as beloved American cultural icons. The Rockettes have appeared or performed at high-profile events, including Presidential Inaugurations, the Macy’s Thanksgiving Day Parade, Macy’s 4th of July Fireworks event, the New Year’s Eve Times Square Ball Drop, the Tony Awards, and television shows (America’s Got Talent, Project Runway, The Today Show, Live with Kelly and Ryan and The Tonight Show with Jimmy Fallon), among many others. We continue to pursue opportunities to generate greater brand awareness, including television and public appearances and dance education offerings. In addition, we are also exploring future shows that incorporate new styles of dance and serve as a complement to the long-running Christmas Spectacular.

Our Entertainment Dining and Nightlife Offerings

The Company owns a controlling interest in Tao Group Hospitality, which strengthens the Company’s portfolio of live offerings with a complementary, hospitality group with widely recognized brands that include: Tao, Marquee, Lavo, Avenue, Beauty & Essex and Cathédrale. Since 2000, Tao Group Hospitality has been creating some of the most innovative premium experiences in the entertainment dining and hospitality industry. Today, Tao Group Hospitality operates 30 venues — 13 venues in New York City, six venues in Las Vegas, five venues in Los Angeles, one venue in Chicago, four venues in Singapore and one venue in Sydney, Australia — and is actively developing opportunities to expand on their success with new venues. Since September 2018, Tao Group Hospitality has opened TAO Chicago, along with new entertainment dining and nightlife venues as part of the Moxy Chelsea and Moxy East Village hotels in New York City. Tao Group Hospitality also debuted three new venues in Singapore — Marquee, Avenue and KOMA.

Essentially all of the venues have either long-term leases or long-term management agreements, with some having options to extend the term for multiple years.

Our Festival Offering

The Company owns a controlling interest in BCE, the entertainment production company known for successfully creating and operating New England’s premier music festival — Boston Calling, which last year celebrated its 10th edition. The 2019 three-day festival took place over Memorial Day weekend at the Harvard Athletic Complex and featured more than 50 performances from a diverse array of musicians, bands and comedians, including headliners Twenty One Pilots, Tame Impala and Travis Scott. BCE is now gearing up for its 2020 festival, which includes headliners the Foo Fighters, Rage Against the Machine and Red Hot Chili Peppers.

Our Performance Venues

The Company operates a mix of iconic performance venues that continue to build on their historic prominence as destinations for unforgettable experiences and events. Individually, these venues are each premier showplaces, with a passionate and loyal following of fans, performers and events. Taken together, we believe they represent an outstanding, unmatched collection of venues.

We own or operate under long-term leases a total of six venues in New York City, Chicago and Inglewood, CA. Our New York City venues are the Madison Square Garden Complex (which includes both The Garden and Hulu Theater at Madison Square Garden), Radio City Music Hall and the Beacon Theatre. Our portfolio of venues also includes the Forum in Inglewood, CA and The Chicago Theatre. The Company is also currently building a new venue in Las Vegas, MSG Sphere at The Venetian, and has plans to build an MSG Sphere venue in London, once we have received all necessary approvals and have further advanced our design for the venue, which will also incorporate learnings from our MSG Sphere in Las Vegas.

The Garden

The Garden has been a celebrated center of New York life since it first opened its doors in 1879. Over its 140-year history, there have been four Garden buildings, each known for showcasing the best of the era’s live sports and entertainment offerings. We believe that The Garden has come to epitomize the power and passion of live sports and entertainment to people around the world, with an appearance at The Garden often representing a pinnacle of an athlete’s or performer’s career. Known as “The World’s Most Famous Arena,” The Garden has been the site of some of the most memorable events in sports and entertainment, and, together with Hulu Theater at Madison Square Garden, has hosted hundreds of events and millions of visitors this past year. In 2009, Billboard magazine ranked The Garden the number-one venue of the decade in its respective class based upon gross ticket sales, and for the past two years Billboard has awarded The Garden “Top Arena” in its annual Live Music Awards. Music industry subscribers to the trade magazine Pollstar have voted The Garden “Arena of the Year” 23 times since the inception of the awards in 1989. The Garden is the highest-grossing entertainment venue of its size in the world based on Billboard magazine’s 2019 year-end rankings.

Over the Garden’s history, it has been the setting for countless “big events,” inspired performances and one-of-a-kind moments that have helped define sports, entertainment and culture. Highlights include: “The Fight of the Century” between Muhammad Ali and Joe Frazier in 1971; the 1970 Knicks’ NBA Championship; the Rangers’ 1994 Stanley Cup Championship; three Democratic National Conventions and one Republican National

Convention; Marilyn Monroe’s famous birthday serenade to President John F. Kennedy; Frank Sinatra’s “Main Event” concert in 1974; the only U.S. concerts from the reunited Cream; the 25th Anniversary Rock and Roll Hall of Fame concerts; the 60th Annual Grammy Awards; and Billy Joel’s record-breaking 119 total performances at The Garden (through February 2020). In September 2015, His Holiness Pope Francis celebrated Mass at The Garden as part of his successful U.S. visit, which marked the first time a current pope has visited The Garden since Pope John Paul II in 1979. The Garden has also hosted four prominent benefit concerts, which galvanized the public to respond to national and global crises, including the first of its kind, “The Concert for Bangladesh” in 1972, as well as “The Concert for New York City,” following the events of 9/11; “From the Big Apple to the Big Easy,” held after Hurricane Katrina in 2005; and “12-12-12, The Concert for Sandy Relief” in 2012. Through the Arena License Agreements, The Garden will continue to be home to two of MSG’s professional sports franchises — the Knicks and Rangers.

The current Madison Square Garden Complex, located between 31st and 33rd streets and Seventh and Eighth avenues on Manhattan’s West Side, opened on February 11, 1968 with a salute to the United Service Organizations hosted by Bob Hope and Bing Crosby. From a structural standpoint, the construction of the current Garden was considered an engineering wonder for its time, including its famous circular shape and unique, cable-supported ceiling, which contributes to its intimate feel. It was the first large structure built over an active railroad track. The builder, R.E. McKee, had a national reputation and was later recognized as a “Master Builder” by the construction industry. Architect Charles Luckman had one of the largest firms in the country and designed such buildings as the Prudential Tower in Boston, NASA’s flight center in Houston and the Forum in Inglewood, CA.

Following a three-year, top-to-bottom transformation, in October 2013, the Garden was fully transformed, featuring improved sightlines; additional entertainment and dining options; new concourses; upgraded hospitality areas; new technology; unique historic exhibits; and a completely transformed interior, where the intimacy of the arena bowl and The Garden’s world-famous ceiling were maintained. Focused on the total fan experience, the transformation was designed to benefit everyone in attendance, whether first-time visitors, season ticket subscribers, athletes, artists, suite holders or marketing partners. The Garden’s transformation ensured that attending an event at “The World’s Most Famous Arena” remained unlike anywhere else.

We own the Madison Square Garden Complex, the platform on which it is built and development rights (including air rights) above our property. Madison Square Garden sits atop Penn Station, a major commuter hub in Manhattan, which is owned by the National Railroad Passenger Corporation (Amtrak). While the development rights we own would permit us to expand in the future, any such use of development rights would require various approvals from the City of New York. The Garden seats up to approximately 21,000 spectators for entertainment and sporting events and, along with Hulu Theater at Madison Square Garden, contains approximately 1,100,000 square feet of floor space over 11 levels.

Hulu Theater at Madison Square Garden

Hulu Theater at Madison Square Garden, which has approximately 5,600 seats, opened as part of the fourth Madison Square Garden Complex in 1968, with seven nights of performances by Judy Garland. Since then, some of the biggest names in live entertainment have played the theater, including: The Who, Bob Dylan, Diana Ross, Elton John, James Taylor, Mary J Blige, Pentatonix, John Legend, Ellie Goulding, Chris Rock, Neil Young, Bill Maher, Radiohead, Jerry Seinfeld and Van Morrison. Hulu Theater at Madison Square Garden has also hosted boxing events and the NBA Draft, upfronts, product launches, award shows, and other special events such as Wheel of Fortune and audition shows for America’s Got Talent, as well as a variety of theatrical productions and family shows, including Cirque du Soleil’s ’Twas the Night Before…, A Christmas Story, Elf The Musical, Paw Patrol Live!, and Sesame Street Live!. Our Company has a multi-faceted marketing partnership with Hulu, a leading premium streaming service, that includes exclusive naming rights. Hulu Theater at Madison Square Garden is the tenth highest-grossing entertainment venue of its size in the world, based on Billboard magazine’s 2019 year-end rankings.

Radio City Music Hall

Radio City Music Hall has a rich history as a national theatrical and cultural mecca since it was first built by theatrical impresario S.L. “Roxy” Rothafel in 1932. Known as “The Showplace of the Nation,” it was the first building in the Rockefeller Center complex and, at the time, the largest indoor theater in the world. Radio City Music Hall, a venue with approximately 6,000 seats, hosts concerts, family shows and special events, and is home to the Christmas Spectacular. See “— Our Business — Our Productions.” Over its history, entertainers who have graced the Great Stage include: Aretha Franklin, Lady Gaga, Brian Wilson, Harry Styles, Bastille, John Mulaney, Mariah Carey, Nine Inch Nails, Christina Aguilera, Britney Spears, Tony Bennett, Billie Eilish, Sebastian Maniscalco, Dave Chappelle and Yes. In 2009, Billboard magazine ranked Radio City Music Hall the number-one venue of the decade in its respective class based upon gross ticket sales. Radio City Music Hall is the highest-grossing entertainment venue of its size in the world, based on Billboard magazine’s 2019 year-end rankings.

In 1978, Radio City Music Hall was designated a New York City landmark by the NYC Landmarks Preservation Commission and a national landmark on the National Register of Historic Places. We acquired the lease in 1997, and in 1999, performed a complete restoration that returned the legendary theater to its original grandeur. The acclaimed restoration touched all aspects of the venue, including burnishing the ceilings of Radio City Music Hall with 720,000 sheets of gold and aluminum leaf, replacing the existing stage curtain with a new 112-foot wide golden silk curtain, and cleaning the three-story tall mural “The Fountain of Youth,” by Ezra Winter, which looms above the grand staircase. State-of-the-art sound systems, lighting and HDTV capabilities were also installed.

We lease Radio City Music Hall, located at Sixth Avenue and 50th Street in Manhattan, pursuant to a long-term lease agreement. The lease on Radio City Music Hall expires in 2023. We have the option to renew the lease for an additional 10 years by providing two years’ notice prior to the initial expiration date.

Beacon Theatre

In November 2006, we entered into a long-term lease agreement to operate the legendary Beacon Theatre, a venue with approximately 2,800 seats, which sits on the corner of Broadway and 74th Street in Manhattan. The Beacon Theatre was conceived by S. L. “Roxy” Rothafel and is considered the “older sister” to Radio City Music Hall. Designed by Chicago architect Walter Ahlschlager, the Beacon Theatre opened in 1929 as a forum for vaudeville acts, musical productions, drama, opera and movies. The Beacon Theatre was designated a New York City landmark by the NYC Landmarks Preservation Commission in 1979 and a national landmark on the National Register of Historic Places in 1982. Over its history, the Beacon Theatre has been a venerable rock and roll room for some of the greatest names in music, including: Steely Dan, Coldplay, Alice Cooper, Dave Matthews Band, Crosby Stills & Nash, Elton John, John Fogerty, Hozier, Tom Petty and the Heartbreakers, Tedeschi Trucks Band, Eddie Vedder and Bob Dylan, as well as The Allman Brothers Band, which played their 238th show at the Beacon Theatre in October 2014, marking their final concert as a band. The venue has also hosted special events, such as film premieres for the Tribeca Film Festival and comedy events, including our Jerry Seinfeld residency, along with numerous luminaries such as His Holiness the Dalai Lama in 2009 and 2013, and President Bill Clinton in 2006, when the Rolling Stones played a private concert in honor of his 60th birthday.

In August 2008, the Beacon Theatre was closed for a seven-month restoration project to return the theater to its original 1929 grandeur. The restoration of the Beacon Theatre focused on all historic, interior public spaces of the building, backstage and back-of-house areas, and was based on extensive historic research, as well as detailed, on-site examination of original, decorative painting techniques that had been covered by decades-old layers of paint. The Beacon Theatre has won several architectural awards recognizing its outstanding restoration. The widely acclaimed, comprehensive restoration was similar to our restoration of Radio City Music Hall, and reflects our commitment to New York City. The Beacon Theatre is the sixth-highest-grossing entertainment venue of its size in the world, based on Billboard magazine’s 2019 year-end rankings.

Our lease on the Beacon Theatre expires in 2026.

The Forum

In June 2012, we added a West Coast home with the purchase of the Forum in Inglewood, CA, which serves the Greater Los Angeles area. Following an extensive reinvention of the historic venue, on January 15, 2014, the Forum re-opened with the first of six concerts by the legendary Eagles and is once again a thriving destination for both artists and music fans.

The Forum is the only arena-sized venue in the country dedicated to music and entertainment. Architecturally, the interior of the bowl has been completely modernized and features superior acoustics, along with flexible seating that ranges from 7,000 seats to 17,600 seats. Fans seated on the floor have access to one of the largest general admission floors in the country, with approximately 8,000 square feet of event level hospitality offerings. The Forum also offers exclusive spaces for VIP customers, including the historic Forum Club, and, for artists, delivers a first-class experience that includes nine, star-caliber dressing rooms with high-end amenities. Among the key features that were resurrected in an effort to replicate the original design is the exterior color of the venue, which was returned to the 1960’s “California sunset red,” and is now known as “Forum Red.” Other outdoor features include the addition of a distinct and iconic Forum marquee and a 40,000-square-foot terrace that surrounds the perimeter of the building, which serves as a premier pre-show hospitality space.

The original Forum was designed by renowned architect Charles Luckman, who also designed The Garden that opened in 1968. The historic West Coast venue, which opened in 1967, has played host to some of the greatest musical performers of all time, including The Rolling Stones, The Jackson 5, Bob Dylan, Led Zeppelin, Madonna, Van Halen, Coldplay, Prince and many others. In addition, the Forum was home to the Los Angeles Lakers and Los Angeles Kings until 1999.

Since re-opening in 2014, the Forum has received several architectural awards recognizing its outstanding restoration. The venue’s impressive lineup of entertainers since the restoration has included: the Eagles, Justin Timberlake, U2, Drake, Kanye West, Eric Clapton, Guns N’ Roses, Stevie Wonder, Aerosmith, Steely Dan, Fleetwood Mac, Jennifer Lopez, KISS, Mumford & Sons, Foo Fighters, The Weeknd, P!nk and Rihanna as well as His Holiness the Dalai Lama. The Forum has also hosted a number of special events such as the MTV Video Music Awards and Nickelodeon’s Kids’ Choice Awards, as well as select sporting events, including Championship Boxing and mixed martial arts. The Forum is the third highest-grossing entertainment venue of its size in the world, based on Billboard magazine’s 2019 year-end rankings.

As further described under “Business — Pending Sale of the Forum — Membership Interest Purchase Agreement,” on March 24, 2020 the Company entered into a Membership Interest Purchase Agreement contemplating the sale of the Forum and the settlement of related litigation described under “Risk Factors — Our Business Faces Intense and Wide-Ranging Competition Which May Have a Material Negative Effect on Our Business and Results of Operations.” Pursuant to the Membership Interest Purchase Agreement, the buyer has agreed to pay the Company total cash consideration of $400 million for the sale of the Forum and the legal settlement, subject to certain adjustments, and the transaction is estimated to result in net proceeds to the Company of approximately $320 million (which amount remains subject to change). The transaction is subject to customary closing conditions and is expected to close during the second calendar quarter of 2020.

The Chicago Theatre

In October 2007, to provide us with an anchor for content and distribution in a key market in the Midwest, we purchased the legendary Chicago Theatre, a venue with approximately 3,600 seats. The Chicago Theatre, which features its famous six-story-high “C-H-I-C-A-G-O” marquee, was built in 1921 and designed in the French Baroque style by architects Cornelius W. Rapp and George L. Rapp. It is the oldest surviving example of this architectural style in Chicago today, and was designated a Chicago landmark building in 1983.

The Chicago Theatre has become a highly attractive destination for concerts, comedy shows and other live events, hosting a wide range of entertainers, including: Bob Dylan, Mumford & Sons, David Byrne, Neil Young, Janelle Monae, Jerry Seinfeld, Janet Jackson, Bob Weir, Jim Gaffigan, Conan O’Brien, Amy Schumer and Steely Dan. The venue has also hosted theatrical tours such as Cirque du Soleil’s ’Twas the Night Before…, A Christmas Story, The Wizard of Oz, Paw Patrol Live! and Dr. Seuss’ How The Grinch Stole Christmas! The Musical. The Chicago Theatre is the third highest-grossing entertainment venue of its size in the world, based on Billboard magazine’s 2019 year-end rankings.

MSG Sphere

The Company is progressing with its plans to create the “venue of the future” with MSG Sphere, which will utilize cutting-edge technologies to create the next-generation of immersive experiences. Key design features of MSG Sphere are expected to include:

•	A fully programmable LED exterior and an interior bowl that features the world’s largest and highest resolution LED screen known today — more than 160,000 square feet of display surface;

•	An advanced acoustics system featuring beamforming technology that will deliver crystal-clear audio;

•	An infrasound haptic system that will use deep vibrations so guests can “feel” the experience;

•	A custom video system capable of capturing, curating and distributing both today’s and tomorrow’s content; and

•	An advanced architecture for connectivity that will enable a broader range of content, greater interaction among guests and more immersive entertainment experiences.

These technologies will come together to create a powerful platform, which we believe will make MSG Sphere the venue of choice for a wide variety of content — including attractions, concerts, residencies, corporate events, product launches and select sporting events.

The Company will build its first MSG Sphere in Las Vegas on land leased from Las Vegas Sands Corp. (“Sands”), which is adjacent to The Venetian Resort. The Company broke ground on the approximately 17,500-seat venue in September 2018 with the start of site preparations, and construction is currently ongoing. Our goal is to open MSG Sphere in Las Vegas in calendar year 2021. Sands agreed to provide us with $75 million to help fund the construction costs, including the cost of a pedestrian bridge that links MSG Sphere to the Sands Expo Convention Center. Through December 31, 2019, Sands paid us $37.5 million of the amount for construction costs. Sands will receive priority access to purchase tickets to events at the venue for inclusion in hotel packages or other uses, as well as certain rent-free use of the venue to support its Sands Expo Convention Center business. The ground lease has no fixed rent; however, if certain return objectives are achieved, Sands will receive 25% of the after-tax cash flow in excess of such objectives. The lease is for a term of 50 years.

In February 2018, we announced the purchase of land in Stratford, London, which we expect will become home to a future MSG Sphere. We currently expect that MSG Sphere in London will be substantially similar to MSG Sphere in Las Vegas, including having approximately the same seating capacity. The Company submitted a planning application to the local planning authority in March 2019 and the planning application process has continued in 2020. The Company is using this time to continue building on its design and construction learnings in Las Vegas, which it will leverage in London. As we work through this planning application and design process, we expect our timeline will evolve and, therefore, we do not have a target opening date at this time. Building the MSG Sphere in Las Vegas is a complex construction project with cutting-edge technology that relies on subcontractors obtaining components from a variety of sources around the world. As a result of the coronavirus, there have been disruptions beyond our control, including to our supply chain for the construction of MSG Sphere in Las Vegas. These disruptions, as well as other possible coronavirus-related impacts, will lead to delays in construction. At this time, we are unable to determine the full impact of coronavirus-related disruptions on the project, but they are likely to impact our goal of opening the MSG Sphere in Las Vegas in calendar year 2021 and may impact our cost estimates. In addition, if the construction is suspended, we would expect to incur additional expenses as a result of stopping and restarting construction. We continue to monitor the progress of both London and Las Vegas.

Because of the transformative nature of these venues, we believe there could be other markets — both domestic and international — where MSG Sphere can be successful. The design of MSG Sphere will be flexible to accommodate a wide range of sizes and capacities — from large-scale to smaller and more intimate — based on the needs of any individual market. As we explore selectively extending the MSG Sphere network, we will be open to multiple types of transaction structures, including owned, operated, managed, licensed and joint ventures.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — MSG Spheres.”

Pending Sale of Forum — Membership Interest Purchase Agreement

On March 24, 2020, MSG, through three of its wholly-owned subsidiaries, all of which will be subsidiaries of the Company at the time of the Distribution, MSG National Properties, LLC (the “Seller”), MSG Sports & Entertainment, LLC (“Seller Parent”), and MSG Forum, LLC (“MSG Forum”) entered into a Membership Interest Purchase Agreement (the “MIPA”) with CAPSS LLC (the “Buyer”) and Polpat LLC (“Buyer Parent”). Pursuant to the MIPA, (i) the Seller has agreed to sell 100% of the membership interests of MSG Forum to the Buyer, (ii) MSG Forum, Seller Parent, the Buyer and certain other parties have agreed to mutually release all claims and counterclaims related to the litigations (as defined below) and (iii) the Buyer has agreed to pay the Seller cash consideration, to be deposited in escrow, of $400 million, subject to certain adjustments. Pursuant to the MIPA, the Buyer has agreed to pay the Company cash consideration of $400 million for the sale of the Forum and the legal settlement, subject to certain adjustments, and the transaction is estimated to result in net proceeds to the Company of approximately $320 million (which amount remains subject to change).

We currently expect the transaction to close during the second calendar quarter of 2020. The closing of the transaction is subject to, among other things, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the execution of the settlement and mutual release agreement by MSG Forum, Seller Parent, the Buyer and certain other parties providing for a mutual release of all claims and counterclaims at issue in the previously disclosed Company subsidiary lawsuit against the City of Inglewood and other defendants, including the Buyer, related to the planned new Los Angeles Clippers arena project of the Buyer (the “Buyer Project”), as well as other related litigations (collectively, the “litigations”), and (iii) certain other customary conditions, including relating to the parties’ representations and warranties in the MIPA and the performance of their respective obligations. The closing of the transaction is not conditioned on the receipt of any third party consents or financing. There is no assurance that the Seller will complete the sale of MSG Forum on the terms provided for in the MIPA, or at all.

The MIPA contains customary representations and warranties made by each of the Seller, Seller Parent, MSG Forum, the Buyer and Buyer Parent. The MIPA also contains customary pre-closing covenants, including covenants, among others, (i) by MSG Forum to operate its businesses in the ordinary course consistent with past practice, subject to actions MSG Forum reasonably believes are necessary or appropriate to respond to the COVID-19 virus, (ii) by MSG Forum and the Buyer to cause the existing stays of the litigations to be extended to a date that is after May 29, 2020 (the “Outside Closing Date”), (iii) by the Seller, Seller Parent and MSG Forum to refrain from taking specified actions, including from taking any actions in opposition to the Buyer Project, (iv) by Buyer Parent to maintain certain levels of net worth and unencumbered assets, and (v) by each party to use reasonable best efforts to obtain antitrust clearance and to cause the conditions to the MIPA to be satisfied. If the MIPA is terminated prior to closing, the covenant restricting Seller, Seller Parent and MSG Forum from opposing the Buyer Project terminates simultaneously therewith.

The MIPA contains customary termination rights, including, among others and subject to certain exceptions, (i) for either the Buyer or the Seller, if the transaction is not consummated by the Outside Closing Date, as such date may be extended by an additional 60 days under certain circumstances or by mutual agreement of the Buyer and the Seller and (ii) for the Buyer, in connection with the breach of certain specified default provisions (the “specified default provisions”) prior to the closing of the transaction, which prohibit the Seller and Seller Parent

(and MSG Forum prior to closing) from taking specified actions to oppose the Buyer Project. The MIPA provides that, in connection with the termination of the MIPA under specified circumstances, the Seller may be entitled to retain approximately $40 million in cash from the purchase price deposited into escrow by the Buyer.

The MIPA also provides that, in connection with a breach of the specified default provisions after the closing of the transaction, the Seller and Seller Parent, jointly and severally, may be required to pay the Buyer $100 million.

The MIPA has been filed as an exhibit to the registration statement, of which this information statement forms a part, that we have filed with the SEC, and the foregoing summary of such agreement is qualified in its entirety by reference to such agreement.

Other Investments

Our Company explores investment opportunities that strengthen its existing position within the entertainment landscape and/or allow us to exploit our assets and core competencies for growth.

The Company owns a 30% interest in SACO, a global provider of high-performance LED video lighting and media solutions. The Company is utilizing SACO as a preferred display technology provider for MSG Spheres and is benefitting from agreed-upon commercial terms. In addition, the Company also has other investments in various entertainment companies and related technologies, accounted for either under the equity method or at fair value.

Garden of Dreams Foundation

Our Company has a close association with the Garden of Dreams Foundation (the “Foundation”), a non-profit charity that is dedicated to bringing life-changing opportunities to young people in need. The Foundation provides young people in our communities with access to educational and skills opportunities; mentoring programs; and memorable experiences that enhance their lives, help shape their futures and create lasting joy. Since its inception in 2006, the Foundation has impacted more than 375,000 young people and their families. We participate in many of the hundreds of events and programs the Foundation hosts each year, notably the annual Garden of Dreams Talent Show, which features children from Garden of Dreams’ 30 partner organizations and takes place on the Great Stage at Radio City Music Hall; the Adopt-a-Family program, which provides gifts and resources to families in need; the “Make A Dream Come True Program,” where children enjoy unforgettable experiences with celebrities and at events; special behind-the-scenes experiences at concerts and family shows; and, unveiling ceremonies for the Foundation’s special projects. This has included the refurbishment of gymnasiums and pediatric areas at local hospitals, and the construction of new dance and music studios.

Regulation

Our business is subject to the general powers of federal, state and local governments, as well as foreign governmental authorities, to deal with matters of health and public safety. As of March 24, 2020, as a result of government mandated assembly limitations and closures, all of our scheduled events at The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, The Chicago Theatre and the Forum are postponed or cancelled through April. We are not recognizing any revenue from those events and it is unclear whether and to what extent those events will be rescheduled. Additionally, public officials have imposed mandates limiting restaurants and bars to only take-out and delivery service and requiring that nightlife venues close in the cities in which Tao Group Hospitality operates. As a result, all Tao Group Hospitality venues in the United States and a majority of Tao Hospitality Group venues outside of the United States are currently closed, which has resulted in the business being materially impacted. It is unclear how long these restrictions will be in effect. We are unable to predict when we will be permitted or able to resume normal business operations and what the longer-term effects, if any, of these events will be. See “Risk Factors — Our Operations and Operating Results Have Been, and Continue to be, Materially Impacted by Coronavirus and Government Actions Taken in Response” and “Management’s Discussion and Analysis — Introduction — Coronavirus Impacts.”

Our business is subject to legislation governing the sale and resale of tickets and consumer protection statutes generally.

Our venues, like all public spaces, are subject to building and health codes and fire regulations imposed by the state and local governments in the jurisdictions in which they are located. Our venues are also subject to zoning and outdoor advertising regulations, and, with respect to Radio City Music Hall and the Beacon Theatre, landmark regulations which restrict us from making certain modifications to our facilities as of right or from operating certain types of businesses. Our venues also require a number of licenses to operate, including occupancy permits, exhibition licenses, food and beverage permits, liquor licenses and other authorizations and, with respect to The Garden, a zoning special permit granted by the New York City Planning Commission. In the jurisdictions in which these venues are located, the operator is subject to statutes that generally provide that serving alcohol to a visibly intoxicated or minor guest is a violation of the law and may provide for strict liability for certain damages arising out of such violations. In addition, our venues are subject to the federal Americans with Disabilities Act (and related state and local statutes), which requires us to maintain certain accessibility features at each of our facilities. We and our venues themselves are also subject to environmental laws and regulations. See “Risk Factors — We Are Subject to Extensive Governmental Regulation and Our Failure to Comply with These Regulations May Have a Material Negative Effect on Our Business and Results of Operations.”

Our business is also subject to certain regulations applicable to our Internet websites and mobile applications. We maintain various websites and mobile applications that provide information and content regarding our business, offer merchandise and tickets for sale, make available sweepstakes and/or contests and offer hospitality services. The operation of these websites and applications may be subject to a range of federal, state and local laws such as privacy and protection of personal information, accessibility for persons with disabilities and consumer protection regulations. In addition, to the extent any of our websites collect information from children under 13 years of age or are intended primarily for children under 13 years of age, we must comply with certain limits on commercial matter.

Our business is also subject to regulation regarding working conditions and minimum wage requirements. See “Risk Factors — Increases in Labor Costs Could Slow the Growth of or Harm Tao Group Hospitality.”

Our international operations are subject to laws and regulations of the countries in which they operate, as well as international bodies, such as the European Union. We are subject to laws and regulations relating to, among other things, foreign privacy and data protection, such as the E.U. General Data Protection Regulation, currency and repatriation of funds, anti-bribery, anti-money laundering and anti-corruption, such as the Foreign Corrupt Practices Act and the U.K. Bribery Act. These laws and regulations apply to the activities of the Company and, in some cases, to individual directors, officers and employees of the Company and agents acting on our behalf. Certain of these laws impose stringent requirements on how we can conduct our foreign operations and could place restrictions on our business and partnering activities.

Competition

Our business competes, in certain respects and to varying degrees, with other live performances, sporting events, movies, home entertainment (including the Internet and online services, social media and social networking platforms, television, video and gaming devices), restaurants and nightlife venues, and the large number of other entertainment and public attraction options available to members of the public. Our businesses typically represent alternative uses for the public’s entertainment dollars. The primary geographic area in which we operate, New York City, is among the most competitive entertainment markets in the world, with the world’s largest live theater industry and extensive performing arts venues, 12 major professional sports teams, thousands of restaurants and nightlife venues, numerous museums, galleries and other attractions, and numerous movie theaters available to the public. We also have significant operations in Los Angeles and Las Vegas. Our venues and live offerings outside of New York City similarly compete with other entertainment, dining and nightlife options in their respective markets and elsewhere. We compete with these other entertainment options on the basis of the quality of our productions, the public’s interest in our content, the price of our tickets, the quality, location and atmosphere, including the nature and condition of the setting, of our venues, our service, the price, quality and presentation of our food and the overall experience we provide.

We compete for bookings with a large number of other venues both in the cities in which our venues are located and in alternative locations capable of booking the same productions and events. Generally, we compete for bookings on the basis of the size, quality, expense and nature of the venue required for the booking. Some of our competitors may have a larger network of venues and/or greater financial resources.

In addition to competition for bookings and ticket sales, we also compete to varying degrees with other productions and sporting events for advertising and sponsorship dollars.

Employees

As of June 30, 2019, we had approximately 2,300 full-time union and non-union employees and 9,000 part-time union and non-union employees. Approximately 58% of our employees were represented by unions as of June 30, 2019. Approximately 14% of such union employees are subject to CBAs that were expired as of June 30, 2019 and approximately 37% of such employees are subject to CBAs that will expire by June 30, 2020 if they are not extended prior thereto. Labor relations can be volatile, though our current relationships with our unions taken as a whole are positive. We have from time to time faced labor action or had to make contingency plans because of threatened or potential labor actions.

As of March 24, 2020, we had approximately 1,600 full-time union and non-union employees and 7,900 part-time union and non-union employees. The decrease in the number of employees as compared to June 30, 2019 is primarily due to the furlough of employees of Tao Group Hospitality as a result of the suspension of Tao Group Hospitality’s business because of coronavirus.

Properties

We own the Madison Square Garden Complex, which includes The Garden (with a maximum capacity of approximately 21,000 seats) and Hulu Theater at Madison Square Garden (approximately 5,600 seats) in New York City, comprising approximately 1,100,000 square feet; The Chicago Theatre (approximately 3,600 seats) in Chicago comprising approximately 72,600 square feet; and the Forum (approximately 17,600 seats) in Inglewood, CA comprising approximately 307,000 square feet.

Significant properties that are leased in New York City include approximately 324,000 square feet housing Madison Square Garden’s administrative and executive offices, approximately 577,000 square feet comprising Radio City Music Hall (approximately 6,000 seats) and approximately 57,000 square feet comprising the Beacon Theatre (approximately 2,800 seats). We also lease storage space in various other locations. For more information on our venues, see “Business — Our Business — Our Performance Venues.”

We also lease property in Las Vegas, Nevada and Paddington, London and own property in Stratford, London on which we intend to construct new venues — known as “MSG Sphere.” See “Business — Our Business — Our Performance Venues — MSG Sphere.”

Our Madison Square Garden Complex is subject to and benefits from various easements, including over the “breezeway” into Madison Square Garden from Seventh Avenue in New York City (which we share with other property owners). Additionally, our planned MSG Sphere in Las Vegas will have the benefit of easements with respect to the planned pedestrian bridge to the Sands Expo Convention Center. Our ability to continue to utilize these and other easements requires us to comply with certain conditions. Moreover, certain adjoining property owners have easements over our property, which we are required to maintain so long as those property owners meet certain conditions.

In addition, Tao Group Hospitality is engaged in the management and operation of restaurants, nightlife and hospitality venues in New York City, Las Vegas, Los Angeles, Chicago, Singapore and Australia, of which 14 venues are leased properties. The size of the Tao Group Hospitality’s leased venues ranges from approximately 5,400 to 34,000 square feet and totals approximately 206,000 square feet. Tao Group Hospitality also manages 16 venues (including one venue located in Australia and four venues located in Singapore) that are not owned or leased properties.

Legal Proceedings

The Company is a defendant in various lawsuits. Although the outcome of these lawsuits cannot be predicted with certainty, management of the Company does not believe that resolution of these lawsuits will have a material adverse effect on the Company.

On March 29, 2019, a purported stockholder of MSG filed a complaint in the Court of Chancery of the State of Delaware, derivatively on behalf of MSG, against certain directors of MSG who are members of the Dolan Family Group and against the directors of MSG who are members of the compensation committee of MSG’s board of directors (collectively, the “Director Defendants”). MSG is also named as a nominal defendant in the complaint. The complaint alleges that the Director Defendants breached their fiduciary duties to MSG’s stockholders in approving the compensation packages for James L. Dolan in his capacity as the Executive Chairman and Chief Executive Officer of MSG. The complaint seeks monetary damages in an unspecified amount from the Director Defendants in favor of MSG; rescission of Mr. Dolan’s employment agreements; restitution and disgorgement by Mr. Dolan in respect of his compensation; and costs and disbursements for the plaintiff. On June 5, 2019, the board of directors of MSG formed a Special Litigation Committee to investigate the claims made by the plaintiff and to determine MSG’s response thereto. The litigation has been stayed while the Special Litigation Committee’s work is ongoing.

Financial Information About Geographic Areas

Substantially all of the Company’s revenues and a significant majority of assets are attributed to or located in the United States and are primarily concentrated in the New York City metropolitan area. Tao Group Hospitality, in which the Company has a controlling interest, operates globally with locations in New York City, Las Vegas, Los Angeles, Chicago, Singapore and Sydney, Australia.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions generally include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Although we are still evaluating the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an emerging growth company, except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.

We will, in general, remain as an emerging growth company for up to five full fiscal years following the Distribution. We would cease to be an emerging growth company and, therefore, become ineligible to rely on the above exemptions, if we:

•	have more than $1.07 billion in annual revenue in a fiscal year;

•	issue more than $1 billion of non-convertible debt during the preceding three-year period; or

•

become a “large accelerated filer” as defined in Exchange Act Rule 12b-2, which would occur after: (i) we have filed at least one annual report pursuant to the Exchange Act; (ii) we have been an SEC-reporting company for at least 12 months; and (iii) the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

DIVIDEND POLICY

We do not expect to pay any cash dividends on our common stock in the foreseeable future. All decisions regarding the payment of dividends will be made by our Board of Directors from time to time in accordance with applicable law.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined balance sheet as of December 31, 2019 and the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019 have been derived from the historical annual and interim combined financial statements of MSG Entertainment Spinco, Inc. (“Spinco” or the “Company”), including the unaudited combined balance sheet as of December 31, 2019, the unaudited combined statement of operations for the six months ended December 31, 2019, and the audited combined statement of operations for the year ended June 30, 2019, included elsewhere in this information statement. The unaudited pro forma combined financial statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical annual and interim combined financial statements and corresponding notes thereto included elsewhere in this information statement. The unaudited pro forma combined financial statements reflect certain known impacts as a result of the Distribution to separate the Company from MSG, as well as the impact of the probable disposition of the Company’s ownership interest in the Forum a Company-owned venue in Inglewood, California (the “Forum”). The pro forma adjustments give effect to amounts that are directly attributable to the transactions described below, factually supportable, and with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the Company. The unaudited pro forma condensed combined balance sheet as of December 31, 2019, and the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively, are presented herein. The unaudited pro forma condensed combined balance sheet has been prepared giving effect to the Distribution as if this transaction had occurred as of December 31, 2019. The unaudited pro forma condensed combined statements of operations have been prepared giving effect to the Distribution as if this transaction had occurred on July 1, 2018. The unaudited pro forma combined financial information also reflects certain assumptions that we believe are reasonable given the information currently available.

In connection with the Distribution, the Company will acquire the subsidiaries, businesses and other assets owned by MSG, directly or indirectly, that own and operate (i) the entertainment business currently owned and operated by MSG through its MSG Entertainment business segment and (ii) the sports bookings business currently owned and operated by MSG through its MSG Sports business segment, as described in this information statement. These transfers to the Company by MSG are treated as a contribution to our capital at MSG’s historical cost.

We expect to experience changes in our ongoing cost structure when we become an independent, publicly-traded company. Our historical combined financial statements include allocations of certain corporate expenses from MSG, including certain public company costs incurred as a combined entity, of $61.8 million for the six months ended December 31, 2019 and $115.4 million for the year ended June 30, 2019, respectively. Following the Distribution, the Company will bear substantially all corporate overhead and support costs, including amounts previously allocated to MSG. The Company will continue to provide support services to MSG pursuant to the Transition Services Agreement (“TSA”). Payments received by MSG for transition services provided will be presented as a reduction of direct operating expense. Refer to note (m) for further details related to the pro forma impact of these adjustments. We believe these costs will not be representative of the future costs we will incur as an independent public company. As such, we estimate incremental public costs ranging between $2 million and $4 million on an annual basis. This range is based on subjective estimates and assumptions therefore, we have not adjusted the accompanying unaudited pro forma combined statements of operations for these estimated costs.

As discussed above, the costs to operate our business as an independent public entity are expected to vary from the historical allocations, including corporate and administrative charges from MSG for the six months ended December 31, 2019 and for the year ended June 30, 2019 reflected in the accompanying historical annual and interim combined financial statements included elsewhere within this information statement. Such costs principally relate to areas that include, but are not limited to:

•	corporate personnel overhead expenses as a result of the Company operating on a stand-alone basis, as well as costs related to the TSA with MSG;

•	professional fees associated with external audits, tax, legal and other services;

•	anticipated executive compensation costs related to existing and new executive management and excluding future share-based compensation expense;

•	costs relating to board of directors’ fees; and

•	stock market listing fees, investor relations costs and fees for preparing and distributing periodic filings with the SEC.

Costs related to the separation of approximately $4.8 million have been incurred by MSG for the six months ended December 31, 2019. No costs related to the separation were incurred for the year ended June 30, 2019. These costs include accounting, legal and consulting fees. MSG has assumed all of these costs to date and it will be responsible for all similar costs prior to the separation of the Company from MSG. Therefore, in the historical and unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, no transaction costs incurred by MSG were allocated to the Company or otherwise reflected in our financial results. Similarly, no adjustment related to separation costs has been made to the unaudited pro forma combined balance sheet as of December 31, 2019.

In addition to the Distribution, the Company decided to divest its ownership interest in the Forum and settle certain litigation among the parties to that sale. On March 24, 2020, the Company signed a Membership Interest Purchase Agreement contemplating the sale of the Forum and the settlement of certain related litigation. Pursuant to the Membership Interest Purchase Agreement, the buyer has agreed to pay the Company total cash consideration of $400 million, subject to certain adjustments, and the transaction is estimated to result in net proceeds to the Company of approximately $320 million (which amount remains subject to change). The transaction is subject to customary closing conditions and is expected to close during the second calendar quarter of 2020. The Forum meets the definition of a business under SEC Regulation S-X Rule 11-01(d)-1 and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 — Business Combinations. In addition, this probable disposition was determined to be significant under SEC Regulation S-X Rule 1-02(w), and the closing of this transaction has been deemed probable by management. This probable disposition does not represent a strategic shift with a major effect on the Company’s operations, and as such, has not been reflected as a discontinued operation under FASB ASC 205-20 — Discontinued Operations. As such, the Company has reflected adjustments related to this probable disposition in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively, as well as the unaudited pro forma combined balance sheet as of December 31, 2019.

In preparing the pro forma combined financial statements, we did not include adjustments for the following items:

Amounts that we collect for sponsorships and suite rentals in advance are recorded as deferred revenue and are recognized as revenues when earned for both accounting and tax purposes. In connection with the reorganization transactions related to the Distribution, the tax recognition for certain of these deferred revenues will be accelerated to the date of the Distribution, rather than recognized over the course of the year ended June 30, 2020. Assuming the Distribution occurred on December 31, 2019, the estimated tax on the acceleration of such deferred revenue is approximately $20 million. Such tax will be the responsibility of MSG and not the Company. The Company will not reimburse MSG for such taxes. This one-time benefit will not recur in the future.

The Company’s historical combined financial statements reflect net operating loss (“NOL”) carryforwards calculated on a separate return basis. These NOL carryforwards were calculated as if the Company operated as a separate stand-alone entity for the periods presented in the historical annual and interim combined financial statements of the Company included elsewhere in this information statement. Because the proposed transaction involves a spin-off of the Company, these NOLs do not carry over to the Company in connection with the reorganization transactions related to the Distribution. In general, the resulting incremental tax benefit or expense associated with pro forma adjustments will be offset by a corresponding increase or decrease in the valuation allowance.

The Company expects to enter into two delayed draw term loan facilities with MSG on or prior to the date of the Distribution. Two of MSG’s subsidiaries, MSG NYK Holdings, LLC and MSG NYR Holdings, LLC will be able to draw up to $110,000 and $90,000, respectively (the “Delayed Draw Term Loans”) for general corporate purposes for a period of 18 months following the effective date of the facilities. Each Delayed Draw Term Loan will bear interest at a rate equal to LIBOR plus 2.00%, or at the option of MSG, a base rate plus 1.00%. MSG’s ability to draw down on the Delayed Draw Term Loans will be subject to certain conditions, including (i) that it has less than $50,000 of liquidity on the date a borrowing is requested, and (ii) MSG shall have used commercially reasonable efforts to obtain additional liquidity from other financing sources. If MSG draws down on one or both Delayed Draw Term Loans, the outstanding principal balance of each term loan will be due, together with any unpaid interest thereon, 18 months following the Distribution. The Delayed Draw Term Loans will also include certain optional and mandatory prepayments, along with commitment reductions. There are no financial covenants associated with the Delayed Draw Term Loans.

The Company does not expect MSG to draw on the Delayed Draw Term Loans prior to or following the completion of the Distribution; however, if MSG were to do so, the Company’s cash balance would decrease up to $200,000 and it would recognize a corresponding loan receivable from MSG. In addition, future periods would reflect an interest receivable from MSG and the related interest income. If the full capacity of the Delayed Draw Term Loans was utilized as of the assumed transaction date of July 1, 2018, the Company would have recorded approximately $2,800 and $5,700 of interest income for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively, in its unaudited pro forma combined statements of operations. The amounts of deferred financing costs attributable to the Delayed Draw Term Loans have not yet been determined. As MSG is not currently expected to exercise its right to utilize the Delayed Draw Term Loans, management has not adjusted the unaudited pro forma combined financial information herein as such amounts do not yet meet the factually supportable criterion of SEC Regulation S-X Article 11.

The adjustments made in preparing the pro forma combined financial statements related to the Distribution included the following:

In connection with the Distribution, Spinco and MSG will enter into Sponsorship Sales and Service Representation Agreements with the New York Knickerbockers (“Knicks”) of the National Basketball Association (“NBA”) and the New York Rangers (“Rangers”) of the National Hockey League (“NHL”). Such agreements will provide Spinco with the exclusive right and obligation, for a commission, to sell MSG’s sponsorships for an initial stated term of 10 years. These agreements will be subject to certain termination rights, including: (i) MSG and Spinco’s right to terminate if Spinco and MSG are no longer affiliates and (ii) MSG’s right to terminate if certain sales thresholds are not met and Spinco fails to pay MSG the shortfall. Additionally, MSG’s advertising sales personnel will become employees of Spinco. Revenues and expenses related to the operations that will transfer to Spinco were reflected in the Company’s historical annual combined financial statements. The pro forma adjustments included herein reflect the impact of these agreements. Refer to notes (g) and (h) for further details regarding the pro forma impact of these agreements.

The Company’s historical combined financial statements reflect expenses associated with the ownership, maintenance and operation of The Madison Square Garden Arena (“The Garden”), which both the Company and MSG use in their operations. Historically, the Company did not charge rent expense to MSG for use of The Garden. However, an allocation of venue usage charges from the Company to MSG for hosting its professional sports franchises’ home games at The Garden (i.e., the Knicks of the NBA and the Rangers of the NHL) was

recorded in the Company’s historical annual and interim combined financial statements. In connection with the Distribution, the Company will enter into the Arena License Agreements with the Knicks and Rangers (see “Certain Relationships and Related Party Transactions — Relationship between MSG and Us After the Distribution — Arena License Agreements”). Following the Distribution, the Arena License Agreements will require the Knicks and Rangers to pay venue usage fees to Spinco that exceed amounts historically allocated to MSG in the Company’s annual and interim combined financial statements. This resulted in pro forma adjustments to the unaudited pro forma combined statements of operations. Refer to note (l) of the unaudited pro forma combined financial statements for further details.

In addition, the Arena License Agreements will impact the manner in which the Company recognizes revenue in future periods. The impacted revenue streams are listed below and pro forma adjustments are described in more detail in the notes to the unaudited pro forma combined financial statements:

•	Venue signage and sponsorship revenue — notes (g) and (h);

•	In-venue sales of merchandise and sports league merchandise revenue — note (i);

•	In-venue food and beverage sales — note (j); and

•	Suite license and single event revenue — note (k).

These unaudited pro forma combined financial statements also reflect other adjustments that, in the opinion of management, are necessary to present fairly the pro forma combined results of operations and combined financial position of the Company as of and for the periods indicated. The unaudited pro forma combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the Company operated historically as a company independent of MSG, or if the Distribution had occurred on the dates indicated. The unaudited pro forma combined financial information also should not be considered representative of our future combined financial condition or combined results of operations.

ENTERTAINMENT BUSINESS

OF THE MADISON SQUARE GARDEN COMPANY

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of December 31, 2019 (in thousands)

	Historical Spinco (a)	Pro Forma Adjustments		Notes	Spinco Distribution - Subtotal	Pro Forma Adjustments for Probable Disposition (s)	Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$997,677		$471,505	(b),(c),(d)	$1,469,182	$320,000	$1,789,182
Restricted cash	17,898				17,898		17,898
Short-term investments	113,020				113,020		113,020
Accounts receivable, net	90,497				90,497		90,497
Net related party receivables	1,853		838	(e)	2,691		2,691
Prepaid expenses	32,982				32,982	(277)	32,705
Other current assets	44,284		(3,291)	(b),(c)	40,993	(338)	40,655

Total current assets	1,298,211		469,052		1,767,263	319,385	2,086,648
Investments and loans to nonconsolidated affiliates	63,241				63,241		63,241
Property and equipment, net	1,535,179				1,535,179	(106,325)	1,428,854
Right-of-use lease assets	240,728				240,728		240,728
Amortizable intangible assets, net	162,498				162,498		162,498
Indefinite-lived intangible assets	65,421		(1,080)	(b)	64,341		64,341
Goodwill	165,558				165,558	(3,850)	161,708
Other assets	49,157				49,157		49,157

Total assets	$3,579,993		$467,972		$4,047,965	$209,210	$4,257,175

LIABILITIES, REDEEMABLE NONCONTROLLING
INTERESTS AND STOCKHOLDERS’ / DIVISIONAL EQUITY
Current Liabilities:
Accounts payable	$40,703	$			$40,703	$(6,053)	$34,650
Net related party payables	28,530				28,530		28,530
Current portion of long-term debt, net of deferred financing costs	4,792				4,792		4,792
Accrued liabilities:
Employee related costs	62,530		(9,958)	(b)	52,572	(206)	52,366
Other accrued liabilities	107,170				107,170	11,545	95,625
Operating lease liabilities, current	50,829				50,829		50,829
Collections due to promoters	60,815				60,815		60,815
Deferred revenue	186,438		(10,168)	(b)	176,270	(44,975)	131,295

Total current liabilities	541,807		(20,126)		521,681	(62,779)	458,902
Long-term debt, net of deferred financing costs	31,160		222,000	(c)	253,160		253,160
Operating lease liabilities, noncurrent	189,127				189,127		189,127
Defined benefit and other postretirement obligations	33,255		(7,192)	(b)	26,063		26,063
Other employee related costs	17,270		(1,942)	(b)	15,328		15,328
Deferred tax liabilities, net	23,488		(185)	(q)	23,303		23,303
Other liabilities	54,971				54,971	(1,962)	53,009

Total Liabilities	891,078		192,555		1,083,633	(64,741)	1,018,892

Redeemable noncontrolling interests	66,223				66,223		66,223
Equity
MSG Investment	2,638,955		(2,638,955)	(f)	—		—
Common stock - Class A	—		193,570	(f)	193,570		193,570
Common stock - Class B	—		45,300	(f)	45,300		45,300
Additional paid-in capital	—		2,675,502	(b),(d),(e),(f),(q)	2,675,502		2,675,502
Retained earnings	—				—	273,951	273,951
Accumulated other comprehensive loss	(33,070)				(33,070)		(33,070)

Total Company divisional / stockholders’ equity	2,605,885		275,417		2,881,302	273,951	3,155,253
Nonredeemable noncontrolling interests	16,807				16,807		16,807

Total divisional / stockholders’ equity	2,622,692		275,417		2,898,109	273,951	3,172,060

Total liabilities, redeemable noncontrolling interests and divisional / stockholders’ equity	$3,579,993		$467,972		$4,047,965	$209,210	$4,257,175

71

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OF THE MADISON SQUARE GARDEN COMPANY

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended December 31, 2019

(in thousands, except per share data)

	Historical Spinco (a)	Pro Forma Adjustments	Notes	Spinco Distribution - Subtotal	Pro Forma Adjustments for Probable Disposition (s)	Pro Forma Combined
Revenues	$567,177	$1,935	(g),(i),(j),(k)	$569,112	$(33,393)	$535,719
Lease Revenues		33,421	(l),(n)	33,421		33,421
Operating expenses:			(g),(h),(i),(j),
Direct operating expenses	339,773	13,937	(k),(l),(m),(o)	353,710	(13,251)	340,459
Selling, general and administrative expenses	173,784	20,425	(g),(m),(n),(p)	194,209	(14,060)	180,149
Depreciation and amortization	54,075			54,075	(3,475)	50,600

Operating income (loss)	(455)	994		539	(2,607)	(2,068)

Other income (expense):
Loss in equity method investments	(2,643)			(2,643)		(2,643)
Interest income	13,583			13,583		13,583
Interest expense	(1,249)	(3,701)	(c)	(4,950)		(4,950)
Miscellaneous expense, net	14,488			14,488		14,488

Income from operations before income taxes	23,724	(2,707)		21,017	(2,607)	18,410
Income tax expense	(1,440)		(q)	(1,440)		(1,440)

Net income	22,284	(2,707)		19,577	(2,607)	16,970
Less: Net loss attributable to redeemable noncontrolling interests	(1,404)			(1,404)		(1,404)
Less: Net loss attributable to nonredeemable noncontrolling interests	(157)			(157)		(157)

Net income (loss) attributable to the Company	$23,845	$(2,707)		$21,138	$(2,607)	$18,531

Pro forma earnings per share			(r)
Basic				$0.89		$0.78
Diluted				0.88		0.77
Pro forma weighted-average common shares outstanding:			(r)
Basic				23,870		23,870
Diluted				23,977		23,977

72

ENTERTAINMENT BUSINESS

OF THE MADISON SQUARE GARDEN COMPANY

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended June 30, 2019

(in thousands, except per share data)

	Historical Spinco (a)	Pro Forma Adjustments	Notes	Spinco Distribution - Subtotal	Pro Forma Adjustments for Probable Disposition (s)	Pro Forma Combined
Revenues	$1,048,909	$(3,824)	(g),(i),(j),(k)	$1,045,085	$(71,257)	$973,827
Lease Revenues		70,798	(l),(n)	70,798		70,798
Operating expenses:
			(g),(h),(i),(j),
Direct operating expenses	670,641	18,830	(k),(l),(m),(o)	689,471	(32,404)	657,067
Selling, general and administrative expenses	314,522	43,511	(g),(m),(n),(p)	358,033	(28,915)	329,118
Depreciation and amortization	109,343			109,343	(7,515)	101,828

Operating loss	(45,597)	4,633		(40,964)	(2,423)	(43,388)

Other income (expense):
Earnings in equity method investments	7,062			7,062		7,062
Interest income	30,163			30,163		30,163
Interest expense	(15,262)	(7,385)	(c)	(22,647)		(22,647)
Miscellaneous expense, net	(6,061)			(6,061)		(6,061)

Loss from operations before income taxes	(29,695)	(2,752)		(32,447)	(2,423)	(34,871)
Income tax benefit (expense)	(443)	185	(q)	(258)		(258)

Net loss	(30,138)	(2,567)		(32,705)	(2,423)	(35,129)
Less: Net loss attributable to redeemable noncontrolling interests	(7,299)			(7,299)		(7,299)
Less: Net loss attributable to nonredeemable noncontrolling interests	(4,945)			(4,945)		(4,945)

Net loss attributable to the Company	$(17,894)	$(2,567)		$(20,461)	$(2,423)	$(22,885)

Pro forma loss per share
Basic and Diluted			(r)	$(0.86)		$(0.96)
Pro forma weighted-average common shares outstanding:
Basic and Diluted			(r)	23,767		23,767

73

ENTERTAINMENT BUSINESS

OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

All amounts included in the following Notes to Unaudited Pro Forma Combined Financial Statements are presented in thousands, except per share data or as otherwise noted.

a)

Represents Spinco’s unaudited combined balance sheet as of December 31, 2019, unaudited combined statement of operations for the six months ended December 31, 2019 and audited combined statement of operations for the year ended June 30, 2019.

b)

Adjustments reflect assets and liabilities attributed to Spinco in the historical combined balance sheet as of December 31, 2019 that will not be transferred from MSG to Spinco in connection with the Distribution. Refer to the below table for further details on specific adjustments:

Unaudited Pro Forma Combined Balance Sheet Line Item	Amount	Description
Cash and cash equivalents	$50,000	Cash and cash equivalents that will be transferred to MSG
Other current assets	3,786	Contract asset
Indefinite-lived intangible assets	1,080	Photographic rights transferred to MSG
Employee related costs	9,958	Current portion of pension plans and postretirement plan obligations and employee compensation liability for employees that will remain at MSG
Deferred revenue	10,168	Current portion of deferred revenue
Defined benefit and other postretirement obligations	7,192	Noncurrent portion of pension plans and postretirement plan obligations for employees that will remain at MSG
Other employee related costs	1,942	Noncurrent portion of employee compensation liability for employees that will remain at MSG

Refer to Note 11. Pension Plans and Other Postretirement Benefit Plan of our annual historical audited combined financial statements for further discussion of our pension liabilities.

As a result of a new contractual agreement between the Company and MSG to be entered into at the time of the Distribution related to photographic rights, photographic rights for certain images will be retained by MSG.

Refer to Note 1. Basis of Presentation of our annual historical audited combined financial statements for further discussion of the Company’s attribution of assets and liabilities.

Refer to Note 3. Revenue Recognition of our annual historical audited combined financial statements for further discussion of the Company’s contract balances.

c)

The following table summarizes the pro forma adjustments related to the new long-term financing arrangements (the “New Debt”) for the unaudited pro forma condensed combined balance sheet as of December 31, 2019. After the completion of the Distribution, the Company expects to incur $400,000 of New Debt which is expected to be comprised of a term loan of $225,000 and a revolving credit facility with $175,000 of borrowing capacity, the latter of which is not expected to be drawn upon immediately following the Distribution. The New Debt is expected to have a term of 5 years for both the term loan and the revolving credit facility. Borrowings under both the term loan and revolving credit facility are expected to bear interest at a floating rate of LIBOR plus a margin of 1.75% per annum, based on current market rates. The Company estimates payment of $3,000 of deferred financing costs, which are reflected as a direct deduction from the fact amount of the New Debt. Additionally, the revolving credit facility is expected to require the Company to pay an annual commitment fee of 0.25% in respect of the average daily unused commitments.

	Cash and cash equivalents	Other current assets	Long-term debt, net of current portion
Issuance of New Debt term loan	$225,000	$0	$225,000
Deferred financing costs and annual commitment fees incurred in connection with the New Debt	$(3,495)	$495	$(3,000)

Adjustments to interest expense of $3,701 and $7,385 included in the unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively, reflect the issuance of the term loan and additional interest from the amortization of debt issuance costs and commitment fees. As the New Debt is based on LIBOR, this may cause the interest rate applied in the unaudited pro forma condensed combined statements of operations to vary, depending on fluctuations in market interest rates. A 0.125% change in the interest rate will result in an increase or a decrease in interest expense of $143 and $286 for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively.

d)

In connection with the Distribution, subsidiaries of MSG will draw $350,000 from their existing revolving credit facilities, distribute that amount to MSG, after which MSG will contribute $300,000 to Spinco. An adjustment of $300,000 was recorded to reflect the cash contribution from MSG in the pro forma combined balance sheet as of December 31, 2019.

e)

Adjustment reflects the effect of the Employee Matters Agreement, which entitles the Company to receive reimbursement for services provided to MSG prior to the Distribution. An adjustment of $838 was recorded to recognize a Net receivable balance from MSG to the Company in the unaudited pro forma combined balance sheet as of December 31, 2019.

f)

Adjustment reflects the pro forma recapitalization of our equity. As of the Distribution date, MSG’s net investment in the Company will be distributed to MSG’s stockholders through the distribution of all of Spinco’s common stock. The par value of Spinco’s stock was recognized as a component of common stock, with the remaining balance recorded as additional paid-in capital in the unaudited pro forma combined balance sheet as of December 31, 2019.

Common stock reflects approximately 19.4 million shares of Class A Common Stock, par value $0.01 per share, and approximately 4.5 million shares of Class B Common Stock, par value $0.01 per share. The number of shares of common stock assumes each MSG Class A and Class B common stockholder will receive one SpinCo Class A or Class B common share for each MSG Class A or Class B common share held on the record date for the Distribution. This adjustment is based on MSG’s December 31, 2019 issued and outstanding Class A and Class B common shares, although the actual number of shares issued will not be known until the record date for the Distribution.

The adjustment to additional paid-in capital of $2,400,085 represents MSG’s contribution of the assets, liabilities and businesses described in this information statement to Spinco valued at MSG’s historical cost. Additionally, the adjustments to additional paid-in capital include assets and liabilities transferred between MSG and Spinco, the cash contribution from MSG and the effect of the Employee Matters Agreement (refer to notes (b), (d) and (e), respectively).

g)

Reflects a portion of the impact of the Arena License Agreements, which will require the Company to recognize venue signage and sponsorship revenue generated from the sale of MSG specific sponsorship assets on a net basis. Such amounts were historically recognized on a gross basis. Adjustments of $20,651 and $51,711 were recorded to reduce revenue and reduce direct operating expenses in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and year ended June 30, 2019, respectively.

The Company will also be entitled to a commission related to the sale of MSG teams’ sponsorship assets, which resulted in adjustments of $3,155 and $7,802 to increase revenues in the unaudited pro forma combined statement of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively. Additionally, adjustments of $2,577 and $5,052 to increase selling, general and administrative expenses were recorded in the unaudited pro forma combined statement of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively. Adjustments to increase selling, general and administrative expense resulted from the reversal of overhead costs historically allocated to MSG, net of Spinco’s right to cost recovery from MSG pursuant to the Sponsorship Sales and Representation Agreement.

h)

Represents a portion of the impact of the Sponsorship Sales and Representation Agreement and Arena License Agreements. Prior to the Distribution, revenue generated from the sale of venue signage and sponsorship assets that were not specific to the MSG teams or Spinco was recognized on a gross basis. Prior to the Distribution, revenue sharing expenses attributable to MSG were allocated proportionally and recognized as a component of direct operating expenses.

Following the Distribution, such amounts will continue to be recorded on a gross basis. However, per the Arena License Agreements the Company will be required to pay 48% of such revenues to MSG in future periods. Adjustments of $3,951 and $9,427 to reduce direct operating expenses were recognized in the unaudited pro forma combined statement of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively. Such amounts continue to be presented as direct operating expense.

i)

Prior to the Distribution, MSG and the Company each recorded revenue generated from merchandise sales for their respective events on a gross basis. As a result of the Arena License Agreements, the Company will receive 30% of revenues, net of taxes and credit card fees, from the sale of MSG teams merchandise sold at the Arena. Adjustments of $1,459 and $2,771 to increase revenues were recorded in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively.

The Arena License Agreements also require the Company to incur certain day-of-game expenses that were historically incurred by MSG. Adjustments of $745 and $1,426 to increase direct operating expenses were recorded in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively.

j)

As a result of the Arena License Agreements, the Company will recognize revenue generated from in-venue food and beverages sales at MSG events on a gross basis, along with the related direct operating expense. The agreement requires the Company to pay 50% of the net profits generated from in-venue food and beverage sales at MSG events to MSG. Adjustments of $15,971 to increase revenue and $13,099 to increase direct operating expenses were recorded in the unaudited pro forma combined statement of operations for the six months ended December 31, 2019, to reflect the impact of these new contractual agreements. In addition, adjustments of $32,737 to increase revenue and $26,446 to increase direct operating expenses were recorded for the year ended June 30, 2019, to reflect the impact of these new contractual agreements.

k)

Prior to the Distribution, suite and club license revenue was recorded on a gross basis as the Company is the principal in such transactions and controls the related goods or services until transfer to the customer. MSG’s share of the Company’s suite and club license revenue was recognized as a component of direct operating expenses.

As a result of the Arena License Agreements, MSG’s share of suite and club license revenue decreased to 67.5% for certain hospitality offerings. As such, adjustments of $325 and $731 were recorded to reduce directing operating expenses in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and year ended June 30, 2019, respectively.

The Arena License Agreements also entitle the Company to a commission of up to 25% related to the sale of team only and single event suites. Adjustments of $2,001 and $4,577 to increase revenues were recorded in the unaudited pro forma combined statements of operations for six months ended December 31, 2019 and the year ended June 30, 2019, respectively. Additionally, adjustments of $1,600 and $3,662 were recorded to increase direct operating expenses in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively to reflect the impact of the Arena License Agreements which now requires the Company to record expenses related to team only and single event suites on a gross basis.

l)

The Company’s historical combined financial statements reflect expenses associated with the ownership, maintenance and operation of The Garden, which both the Company and MSG use in their operations. 46% of MSG’s historical depreciation expense and other operating costs related to the ownership and operation of The Garden were allocated to MSG based on proportional event count and revenue. The Company historically recognized such amounts allocated to MSG as a reduction of direct operating expense in its historical combined financial statements.

The Arena License Agreements will require MSG to pay a license fee to the Company in exchange for the right to use The Garden. The term of each Arena License Agreement is 35 years and each Arena License Agreement requires MSG to pay the Company base rent subject to an annual 3% escalator. The Company will recognize lease revenue on a straight-line basis over the 35-year term based upon the value of total future payments under the Arena License Agreements.

The adjustments described in the table below were recorded in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively, to reflect the impact of the Arena License Agreements.

	For the six months ended December 31, 2019	For the year ended June 30, 2019
Increase in lease revenue	$31,981	$67,963
Increase in direct operating expense	$22,104	$47,093

Pursuant to GAAP, recognition of lease revenue is recorded on a straight-line basis over the term of the lease based upon the value of total future payments under the arrangement. As a result, lease revenue is comprised of a contractual cash component and a non-cash component for each period presented. Lease revenue includes (i) $19,570 and $38,000 of revenue collected in cash and (ii) a non-cash component of $12,411 and $29,963 for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively.

m)

Reflects the impact of the TSA, which resulted in incremental corporate and administrative costs not included in the Company’s historical audited combined financial statements. The adjustment was derived by comparing contractual payments required by the TSA to amounts historically allocated to MSG in the Company’s historical combined financial statements. Adjustments of $736 to increase direct operating expenses and $16,472 to increase selling, general and administrative expenses were recorded in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019. In addition, adjustments of $947 to increase direct operating expenses and $24,036 to increase selling, general and administrative expenses were recorded in the unaudited pro forma combined statements of operations for the year ended June 30, 2019.

n)	Reflects the impact of the Sublease Agreement that will be entered into between the Company and MSG at the time of the Distribution.

The Company historically allocated costs to MSG in connection with MSG’s use of shared corporate office space, resulting in a reduction in selling, general and administrative expense. As a result of the Sublease Agreement, the Company will begin recognizing sublease income from MSG. An adjustment in the amount of $5,759 and $11,131 to increase selling, general and administrative expense for the six months ended December 31, 2019 and for the year ended June 30, 2019, respectively, was recorded in the unaudited pro forma combined statements of operations. Additionally, an adjustment to increase lease revenue from MSG in the amount of $1,440 for the six months ended December 31, 2019 and $2,835 for the year ended June 30, 2019, respectively, was recorded in the unaudited pro forma combined statements of operations.

o)

Reflects the impact of the Group Ticket Sales Representation Agreement, pursuant to which the Company will appoint MSG as its sales and service representative to sell group tickets related to Company events in exchange for a commission. Adjustments of $580 and $1,125 were recorded based on tickets sold during the period to increase direct operating expenses in the unaudited combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively.

p)

Reflects the impact of new compensation agreements between certain shared executives and the Company and MSG. These adjustments relate primarily to increases in salary and bonus, and the modification of one executive’s retirement eligible date to coincide with the date of the Distribution.

To reflect the impact of these agreements, adjustments to decrease selling, general and administrative expenses by $4,383 were recorded for the six months ended December 31, 2019, to reflect the impact of these new contractual agreements. In addition, an adjustment of $3,292 was recorded to increase selling, general and administrative expenses for the year ended June 30, 2019, to reflect the impact of these new contractual agreements.

q)

The income tax effects of pro forma adjustments are recorded at the applicable statutory tax rate of 31.8% for both the six months ended December 31, 2019 and the year ended June 30, 2019, net of adjustments to the Company’s valuation allowance. This resulted in an overall tax impact of $185 for the year ended June 30, 2019 on the unaudited pro forma combined statement of operations.

This adjustment of $185 represents a change in the allocation of the deferred tax balance related to indefinite lived intangible assets on the unaudited pro forma combined balance sheet. This adjustment also reflects $19,654 related to the deferred tax asset recognized for the Company’s deferred revenues that will be recognized with a corresponding and offsetting adjustment to the valuation allowance by MSG for tax purposes. Refer to note (b) above for further details regarding the Company’s deferred revenues at the time of the Distribution.

r)

Pro forma earnings per share and pro forma weighted-average basic shares outstanding are based on the number of shares of MSG Class A Common Stock and MSG Class B Common Stock outstanding of 23.9 million during the six months ended December 31, 2019 and 23.8 million during the year ended June 30, 2019, respectively. Spinco’s weighted average shares outstanding assumes a distribution ratio of 1 share of our common stock for each share of MSG Class A Common Stock and MSG Class B Common Stock held on the record date for the Distribution.

Pro forma diluted weighted-average shares outstanding reflect potential dilution from the issuance of Spinco common shares from MSG equity plans, giving effect to the distribution ratio and conversion of certain MSG equity awards into Spinco equity awards. Potentially dilutive shares for the year ended June 30, 2019 are excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. While the actual impact on a go-forward basis will depend on various factors, including employees who may change employment from one company to another, we believe the estimate provided yields a reasonable approximation of the dilutive impact of MSG equity plans. We expect that the actual amounts will differ from these estimates.

s)

Reflects the probable disposition of the Forum, and the removal of certain assets and liabilities related to the Forum. The pro forma adjustment for goodwill relates to the relative fair value allocation of goodwill to the Forum disposed business and is preliminary in nature. The final determination of goodwill that is allocated to the Forum will be determined based on a relative fair value basis on the date of disposition. As this amount is preliminary in nature, the amounts reflected as adjustments to the unaudited pro forma combined balance sheet as of December 31, 2019 could change upon finalization of the relative fair value calculation upon disposition.

The unaudited pro forma combined balance sheet includes an adjustment to retained earnings for the $273,951 gain on sale (net of tax), as the probable disposition and use of the proceeds do not have a continuing impact on the Company’s operations. The gain on sale reflects proceeds related to (i) the sale of the Forum and (ii) the settlement of certain related litigation, both of which are components of other income (expense). The gain on sale, based on the December 31, 2019 balance sheet, will likely be different from the actual gain on sale that would be realized at the closing of the probable disposition because of the differences in the carrying values of assets and liabilities at closing date, including the potential for an adjustment for working capital, the estimation of transaction costs, and the final determination of the components of proceeds attributable to (i) the sale of the Forum and (ii) settlement of the litigation.

For purposes of the Company’s pro forma combined financial statements, it has been assumed that net operating loss (“NOL”) carryforwards are available to offset any gain on the sale of the Forum. However, the NOLs of MSG do not carry over to the Company following the Distribution because the proposed transaction involves a tax free spin-off of the Company. Based on current available information, the Company estimates that after-tax cash from the Forum sale will be approximately $320,000.

The adjustments recorded in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively, reflect the removal of the historical results of operations of the Forum. Lastly, in conjunction with the disposition, the Company will enter into a Transition Services Agreement with the buyer for various administrative services. The term of this arrangement will last between one and three months and as the fees the Company will receive under this arrangement are immaterial, no adjustments were recorded to the unaudited pro forma combined statements of operations for this agreement.

SELECTED FINANCIAL DATA

The operating and balance sheet data included in the following selected financial data table have been derived from the combined financial statements as of December 31, 2019 and June 30, 2019 and for the six months ended December 31, 2019 and 2018 and the combined financial statements as of June 30, 2019, 2018 and 2017 and for the three years ended June 30, 2019, 2018 and 2017 of Spinco. The financial information presented below does not necessarily reflect what our results of operations and financial position would have been if we had operated as a separate publicly-traded entity during those periods. The selected financial data presented below should be read in conjunction with the combined financial statements included elsewhere in this information statement and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As discussed in note (a) below, our operating results for the year ended June 30, 2018 are not directly comparable with the year ended June 30, 2017 primarily due to the timing of our acquisition of a controlling interest in Tao Group Hospitality.

	Six Months Ended December 31,		Years Ended June 30,
	2019	2018	2019	2018	2017
	(in thousands)
Operating Data (a), (b):
Revenues	$567,177	$582,366	$1,048,909	$988,990	$711,022

Net income (loss)	22,284	48,811	(30,138)	1,887	(112,611)
Less: Net loss attributable to redeemable noncontrolling interests	(1,404)	(3,655)	(7,299)	(628)	(4,370)
Less: Net income (loss) attributable to nonredeemable noncontrolling interests	(157)	(2,441)	(4,945)	(4,383)	304

Net income (loss) attributable to the Company	$23,845	$54,907	$(17,894)	$6,898	$(108,545)

Balance Sheet Data (a):
Total assets	$3,579,993	$3,325,651	$3,315,759	$3,287,771	$3,271,497
Long-term debt (including current portion), net of deferred financing costs (c)	35,952	102,846	54,598	105,700	105,433
Total company divisional equity	2,605,885	2,572,299	2,572,048	2,478,113	2,442,418

(a)

Operating and balance sheet data beginning in fiscal year 2017 includes results from the acquisition of Tao Group Hospitality operating information from February 1, 2017 to March 26, 2017. Operating and balance sheet data beginning in fiscal year 2018 includes results from the acquisition of Obscura since the acquisition date of November 20, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Overview — Factors Affecting Results of Operations.” In addition, see “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies — Business Combinations and Noncontrolling Interests” and Note 17. Acquisitions for more information on our acquisition of Tao Group Hospitality.

(b)

The Company’s operating results for the year ended June 30, 2019 were impacted by the adoption of FASB ASC Topic 606. The Company used the modified retrospective method of adoption. Results for reporting periods beginning after July 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting guidance under ASC Topic 605. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies — Recently Adopted Accounting Pronouncements” for more information.

(c)

Long-term debt presented above is net of debt issuance costs of $935 and $3,144 as of December 31, 2019 and 2018, respectively, and $1,039, $3,613, and $4,567 as of June 30, 2019, 2018 and 2017, respectively. See “Combined Financial Statements as of December 31, 2019 and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 — Notes to Combined Financial Statements — Note 10. Credit Facilities” and “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 10. Credit Facilities” for more information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In this MD&A, there are statements concerning the future operating and future financial performance of Spinco, including our potential spin-off from MSG, the timing and costs of new venue construction, increased investment in personnel, content and technology for the MSG Spheres, and the winding down of Obscura’s third-party production business. Words such as “expects,” “anticipates,” “believes,” “estimates,” “may,” “will,” “should,” “could,” “potential,” “continue,” “intends,” “plans,” and similar words and terms used in the discussion of future operating and future financial performance identify forward-looking statements. Investors are cautioned that such forward-looking statements are not guarantees of future performance, results or events and involve risks and uncertainties and that actual results or developments may differ materially from the forward-looking statements as a result of various factors. Factors that may cause such differences to occur include, but are not limited to:

•	our ability to effectively manage the impacts of the coronavirus and the government mandated suspension of our business operations;

•	our ability to successfully consummate the contemplated sale of the Forum and the settlement of related litigation;

•

our ability to successfully design, construct, finance and operate new venues in Las Vegas, London and other markets, and the investments, costs and timing associated with those efforts, including the impact of any unexpected construction delays and/or cost overruns;

•	the level of our revenues, which depends in part on the popularity of the Christmas Spectacular and other entertainment and sports events which are presented in our venues;

•	the level of our capital expenditures and other investments;

•	general economic conditions, especially in the New York City, Los Angeles, Las Vegas and London metropolitan areas where we have business activities;

•	the demand for sponsorship arrangements and for advertising;

•	competition, for example, from other venues and other sports and entertainment options, including the construction of new competing venues;

•	changes in laws, guidelines, bulletins, directives, policies and agreements or regulations under which we operate;

•	any economic actions, such as boycotts, protests, work stoppages or campaigns by labor organizations;

•	seasonal fluctuations and other variations in our operating results and cash flow from period to period;

•	the level of our expenses, including our corporate expenses as a stand-alone publicly-traded company;

•

the successful development of new live productions, enhancements or changes to existing productions and the investments associated with such development, enhancements, or changes, as well as investment in personnel, content and technology for the MSG Spheres;

•

business, reputational and litigation risk if there is a security incident resulting in loss, disclosure or misappropriation of stored personal information or other breaches of our information security;

•	activities or other developments that discourage or may discourage congregation at prominent places of public assembly, including our venues;

•

the continued popularity and success of the Tao Group Holdings LLC (“Tao Group Hospitality”) entertainment dining and nightlife venues, as well as its existing brands, and the ability to successfully open and operate new entertainment dining and nightlife venues;

•	the ability of BCE to attract attendees and performers to its festival;

•	the acquisition or disposition of assets or businesses and/or the impact of, and our ability to successfully pursue, acquisitions or other strategic transactions;

•	our ability to successfully integrate acquisitions, new venues or new businesses into our operations;

•	the operating and financial performance of our strategic acquisitions and investments, including those we do not control;

•	the costs associated with, and the outcome of, litigation and other proceedings to the extent uninsured, including litigation or other claims against companies we invest in or acquire;

•

the impact of governmental regulations or laws, including changes in how those regulations and laws are interpreted and the continued benefit of certain tax exemptions and the ability to maintain necessary permits or licenses;

•	the impact of any government plans to redesign New York City’s Pennsylvania Station;

•	a default by our subsidiaries under their respective credit facilities;

•	financial community and rating agency perceptions of our business, operations, financial condition and the industry in which we operate;

•	the ability of our investees and others to repay loans and advances we have extended to them;

•	our status as an emerging growth company;

•	the tax-free treatment of the Distribution;

•	lack of operating history as an operating company and costs associated with being an independent public company;

•	failure of the Company or MSG to satisfy its obligations under transition services agreements or other agreements entered into in connection with the Distribution; and

•	the additional factors described under “Risk Factors” in this information statement.

We disclaim any obligation to update or revise the forward-looking statements contained herein, except as otherwise required by applicable federal securities laws.

All dollar amounts included in the following MD&A are presented in thousands, except as otherwise noted.

Introduction

This MD&A is provided as a supplement to, and should be read in conjunction with, the Company’s unaudited combined interim financial statements and footnotes thereto and audited combined annual financial statements and footnotes thereto included elsewhere in this information statement to help provide an understanding of our financial condition, changes in financial condition and results of operations. The information included in this MD&A should also be read in conjunction with the financial data set forth under “Selected Financial Data” and the pro forma combined financial information set forth under “Unaudited Pro Forma Combined Financial Information.”

Our MD&A is organized as follows:

Proposed Distribution and Basis of Presentation. This section provides a general description of the proposed spin-off that would separate our business from the other businesses of The Madison Square Garden Company.

Business Overview. This section provides a general description of our business, as well as other matters that we believe are important in understanding our results of operations and financial condition and in anticipating future trends.

Combined Results of Operations. This section provides an analysis of our results of operations for the six months ended December 31, 2019 and 2018 and the years ended June 30, 2019, 2018 and 2017.

Liquidity and Capital Resources. This section provides a discussion of our financial condition and liquidity, an analysis of our cash flows for the six months ended December 31, 2019 and 2018 and the years ended June 30, 2019, 2018 and 2017, as well as certain contractual obligations and off-balance sheet arrangements that existed at June 30, 2019.

Seasonality of Our Business. This section discusses the seasonal performance of our Christmas Spectacular production and Tao Group Hospitality.

Recently Issued Accounting Pronouncements and Critical Accounting Policies. This section includes a discussion of accounting policies considered to be important to our financial condition and results of operations and which require significant judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies, including our critical accounting policies, are discussed in the notes to our audited combined annual financial statements included elsewhere in this information statement. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies” and “—Note 3. Revenue Recognition” for discussion of revenue recognition in connection with the adoption of ASC Topic 606, Revenue from Contracts with Customers, in fiscal year 2019. In addition, see “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the six months ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 2. Accounting Policies” and “— Note 6. Leases” for discussion of leases in connection with the adoption of ASC Topic 842, Leases in fiscal year 2020.

Coronavirus Impacts

Our operating results have been, and continue to be, materially impacted by the coronavirus and government and league actions taken in response (“COVID Effects”). On the date of this information statement, virtually all of our business operations have been suspended and it is not clear when those operations will resume.

As of March 24, 2020, as a result of government mandated assembly limitations and closures, all of our scheduled events at The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, The Chicago Theatre and the Forum are postponed or cancelled through April. We are not recognizing revenue from those events and it is unclear whether and to what extent those events will be rescheduled. Additionally, public officials have imposed mandates limiting restaurants and bars to only take-out and delivery service and requiring that nightlife venues close in the cities in which Tao Group Hospitality operates. As a result, all Tao Group Hospitality venues in the United States and a majority of Tao Group Hospitality venues outside of the United States are currently closed, which has resulted in the business being materially impacted. The NBA and the NHL have also announced that all NBA and NHL games were suspended. It is unclear how long these restrictions will be in effect.

Revenue Impacts

The COVID Effects have adversely impacted our revenues. The most significant impacts are as follows:

•

As a result of government mandates on assembly limitation and other mandated closures, all of our scheduled events at The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, The Chicago Theatre and the Forum are postponed or cancelled through April. We have not received revenue from those events and it is unclear whether and to what extent those events will be rescheduled.

•

The NBA and NHL have postponed their seasons, which means all Knicks and Rangers games are currently suspended. Following the completion of the spin-off, MSG Entertainment and MSG will be parties to Arena License Agreements pursuant to which MSG will make payments to MSG

Entertainment for use of The Garden. Absent the current suspension of our ability to operate The Garden, these payments would have been approximately $0.9 million per month for the remainder of our 2020 fiscal year and were anticipated to be approximately $39.1 million for our 2021 fiscal year. Rent actually received will be reduced from these amounts for so long as the NBA and NHL seasons are delayed or cancelled. As a result of the suspension of our business due to coronavirus, however, rent payments due under the Arena License Agreements are not required to be made during the suspension of our ability to operate at The Garden as a result of the force majeure provisions in the agreements. Even if our operation of The Garden and the NBA and NHL seasons were to resume during the coronavirus outbreak, or thereafter, if capacity at The Garden is limited to 1,000 or fewer attendees, amounts payable under the Arena License Agreements would be reduced by 80%. If our operation of The Garden resumes, future rent payments due under the Arena License Agreements will be payable even if the NBA or NHL seasons do not resume simultaneously or at all. See “Certain Relationships and Related Party Transactions —Relationship between MSG and Us After the Distribution — Arena License Agreements” for more detail.

•

During the suspensions of events at our venues, we are not realizing revenue from sponsorships, suite licenses and in-venue advertising and if the events are not rescheduled, this revenue will not be made up. Additionally, we may need to provide rebates or credits to our sponsors, suite holders and advertisers depending on the duration and outcome of the suspension of our business.

•

As a result of the government imposed mandates limiting restaurants and bars to only take-out and delivery service and requiring that nightlife venues close, our Tao Group Hospitality dining and nightlife business has suspended all operations in the United States and a majority of its operations outside of the United States and is not receiving any revenue.

•	Mandated assembly limitations may cause us to cancel or postpone our Boston Calling music festival. If the festival is cancelled or postponed, we will experience reduced revenues.

Expense Impacts

We have the ability to reduce our operating expenses as a result of the COVID Effects, but those expense reduction opportunities will not fully offset revenue losses. The principal expense opportunities are noted below:

•

We will not incur any direct event expenses at any of our performance venues during the period our business operations are suspended. We will continue to incur various venue expenses (including for security and maintenance) and other labor related expense even though games and events are not played.

•	We will reduce the amount we spend on advertising and promotion for suspended and cancelled games and events.

•

We will reduce certain direct operating and SG&A expenses at our Tao Group Hospitality business, but base rent payments and corporate overhead in most cases will still be required despite the government imposed limitations.

In light of the suspension of our operations, we have already reduced SG&A and discretionary expenses and are working to identify additional areas for expense reductions.

Capital Expenditures

We are building the MSG Sphere in Las Vegas. This is a complex construction project with cutting-edge technology that relies on subcontractors obtaining components from a variety of sources around the world. As a result of the coronavirus, there have been disruptions beyond our control, including to our supply chain for the construction of MSG Sphere in Las Vegas. These disruptions, as well as other possible coronavirus-related impacts, will lead to delays in construction. At this time, we are unable to determine the full impact of coronavirus-related disruptions on the project, but they are likely to impact our goal of opening the MSG Sphere in Las Vegas in calendar year 2021 and may impact our cost estimates. In addition, if the construction is suspended, we would expect to incur additional expenses as a result of stopping and restarting construction. We continue to monitor the progress of both London and Las Vegas.

Spin-off

Following the completion of the spin-off, MSG Entertainment and MSG will be parties to Arena License Agreements pursuant to which MSG will make payments to MSG Entertainment for use of The Garden. Absent the current suspension of our ability to operate The Garden, these payments would have been approximately $0.9 million per month for the remainder of our 2020 fiscal year and were anticipated to be approximately $39.1 million for our 2021 fiscal year. Rent actually received will be reduced from these amounts for so long as the NBA and NHL seasons are delayed or cancelled. As a result of the suspension of our business due to coronavirus, however, rent payments due under the Arena License Agreements are not required to be made during the suspension of our ability to operate at The Garden as a result of the force majeure provisions in the agreements. Even if our operation of The Garden and the NBA and NHL seasons were to resume during the coronavirus outbreak, or thereafter, if capacity at The Garden is limited to 1,000 or fewer attendees, amounts payable under the Arena License Agreements would be reduced by 80%. If our operation of The Garden resumes, future rent payments under the Arena License Agreements will be payable even if the NBA or NHL seasons do not resume simultaneously or at all. See “Certain Relationships and Related Party Transactions —Relationship between MSG and Us After the Distribution — Arena License Agreements” for more detail.

Proposed Distribution and Basis of Presentation

At a meeting on November 7, 2019, the board of directors of The Madison Square Garden Company (together with its subsidiaries, “MSG”) authorized MSG’s management to proceed with pursuing the separation of the MSG entertainment business (including sports bookings) from its sports businesses. On November 21, 2019, the newly formed registrant, MSG Entertainment Spinco, Inc. (together with its subsidiaries, “Spinco” or the “Company”), was incorporated in the State of Delaware. The spin-off is expected to be completed through a tax-free pro rata distribution of all the common stock of Spinco (the “Distribution”) to MSG stockholders.

Completion of the transaction is subject to various conditions, including final approval by the board of directors of MSG, approvals from the National Basketball Association and National Hockey League, receipt of a tax opinion from counsel and the effectiveness of the registration statement with the Securities and Exchange Commission (“SEC”). References to “Spinco” or the “Company” include the subsidiaries of MSG that will be subsidiaries of Spinco at the time of the Distribution.

The combined financial statements of the Company (the “combined financial statements”) were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of MSG. These financial statements reflect the combined historical results of operations, financial position and cash flows of the Company in accordance with GAAP and SEC Staff Accounting Bulletin Topic 1-B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) are to the FASB Accounting Standards Codification, also referred to as the “Codification” or “ASC.”

Historically, separate financial statements have not been prepared for the Company, and it has not operated as a stand-alone business from MSG. The combined financial statements include certain assets and liabilities that have historically been held by MSG or by other MSG subsidiaries but are specifically identifiable or otherwise attributable to the Company. All significant intercompany transactions and balances between MSG and the Company have been included as components of MSG investment in the combined financial statements, as they are to be considered effectively settled upon effectiveness of the Distribution. The combined financial statements are presented as if the Spinco businesses had been combined for all periods presented. The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as immediately prior to the Distribution all of the assets and liabilities presented are wholly-owned by MSG and are being transferred to the Company at carry-over basis.

The combined statements of operations include allocations for certain support functions that are provided on a centralized basis and not historically recorded at the business unit level by MSG, such as expenses related to executive management, finance, legal, human resources, government affairs, information technology, and venue operations, among others. As part of the Distribution, certain corporate and operational support functions are being transferred to Spinco and therefore, charges were reflected in order to properly burden all business units comprising MSG’s historical operations. These expenses have been allocated to MSG on the basis of direct usage when identifiable, with the remainder allocated on a pro-rata basis of combined revenues, headcount or other measures of Spinco or MSG, which is recorded as a reduction of either direct operating expenses or selling, general & administrative expense. In addition, certain of Spinco’s revenue contracts with its customers contain performance obligations that are fulfilled by both Spinco and MSG for suite license, sponsorship and venue signage arrangements. Revenue sharing expenses attributable to MSG have primarily been recorded on the basis of specific identification where possible, with the remainder allocated proportionately as a component of direct operating expenses within the combined statements of operations. See “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 3. Revenue Recognition” and “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 3. Revenue Recognition” for additional information.

Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses, are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred by the Company and may not reflect its combined results of operations, financial position and cash flows had it been a stand-alone company during the periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The Company is unable to quantify the amounts that it would have recorded during the historical periods on a stand-alone basis as it is not practicable to do so. See “Unaudited Pro Forma Combined Financial Information — Notes to Unaudited Pro Forma Combined Financial Statements” and “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies” for additional information.

Business Overview

The Company is a leader in live experiences comprised of iconic venues; marquee entertainment content; popular dining and nightlife offerings; and a premier music festival that, together, entertain approximately 12 million guests a year. Utilizing our powerful brands and live entertainment expertise, the Company delivers unique experiences that set the standard for excellence and innovation while forging deep connections with diverse and passionate audiences. The Company’s portfolio of venues includes: The Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, the Forum in Inglewood, CA and The Chicago Theatre. In addition, the Company is constructing a state-of-the-art venue, MSG Sphere, in Las Vegas and plans to build a second MSG Sphere in London. The Company also includes the original production, the Christmas Spectacular, as well as BCE, the entertainment production company that owns and operates the Boston Calling Music Festival, and Tao Group Hospitality, a hospitality group with globally recognized entertainment dining and nightlife brands.

The Company operates and reports financial information as one reportable segment. Substantially all of the Company’s revenues and assets are attributed to or located in the United States and are primarily concentrated in the New York City metropolitan area.

Revenue Sources

We earn revenue from several primary sources: ticket sales to our audiences for live events that we produce or promote/co-promote, license fees for our venues paid by third-party promoters in connection with events that we do not produce or promote/co-promote, facility and ticketing fees, concessions, sponsorships and signage, suite license fees at The Garden, merchandising and tours at certain of our venues. The amount of revenue and expense we record for a given event depends to a significant extent on whether we are promoting or co-promoting the event or are licensing our venue to a third-party. In addition, a significant component of our revenues are generated by Tao Group Hospitality through entertainment dining and nightlife offerings, which primarily consist of food and beverage sales and venue management fees.

Ticket Sales and Suite Licenses

For our productions and events in our venues that we promote, we recognize revenues from the sale of tickets to our audiences. We sell tickets to the public through our box office, via our websites and ticketing agencies and through group sales. The amount of revenue we earn from ticket sales depends on the number of shows and the mix of events that we promote, the capacity of the venue used, the extent to which we can sell to fully utilize the capacity and our ticket prices. During fiscal year 2017, we implemented significant changes to how we sell Christmas Spectacular tickets. By eliminating block sales to third-party brokers, we brought a significant number of tickets back in-house, which created the opportunity for more customers to buy tickets to the production directly from us.

The Garden has 21 Event Level suites, 58 Lexus Madison Level suites, and 18 Signature Level suites. Suite licenses at The Garden are generally sold to corporate customers pursuant to multi-year licenses. Under standard suite licenses, the licensees pay an annual license fee, which varies depending on the location of the suite. The license fee includes, for each seat in the suite, tickets for events at The Garden for which tickets are sold to the general public, subject to certain exceptions. In addition, suite holders separately pay for food and beverage service in their suites at The Garden.

Revenue for the Company’s suite license arrangements is recorded on a gross basis, as the Company is the principal in such transactions and controls the related goods or services until transfer to the customer. MSG’s share of the Company’s suite license revenue is recognized in the combined statements of operations as a component of direct operating expenses. The revenue sharing expense allocation between the Company and MSG for suite licenses at The Garden prior to the Distribution is 67.5% to MSG. This allocation may change after the Distribution. See “Unaudited Pro Forma Combined Financial Information — Notes to Unaudited Pro Forma Combined Financial Statements” for additional information.

Venue License Fees

For events held at our venues that we do not produce, promote or co-promote, we typically earn revenue from venue license fees charged to the third-party promoter of the event. The amount of license fees we charge varies by venue, as well as by the size of the production and the number of days utilized, among other factors. Our fees typically include both the cost of renting space in our venues and costs for providing event staff, such as front-of-house and back-of-house staff, including stagehands, electricians, laborers, box office staff, ushers and security as well as production services such as staging, lighting and sound.

Facility and Ticketing Fees

For all public and ticketed events held in our venues, we also earn additional revenues on substantially all tickets sold, whether we promote/co-promote the event or license the venue to a third-party. These revenues are earned in the form of certain fees and assessments, including the facility fee we charge, and vary by venue.

Concessions

We sell food and beverages during substantially all events held at our venues. In addition to concession-style sales of food and beverages, which represent the majority of our concession revenues, we also generate revenue from catering for our suites at The Garden. In connection with the Distribution, the Company and MSG will enter into Arena License Agreements related to the use of The Garden by MSG, under which the Company will share revenues and the related expenses with MSG associated with sales of food and beverages during Knicks and Rangers games at The Garden. See “Unaudited Pro Forma Combined Financial Information — Notes to Unaudited Pro Forma Combined Financial Statements” for additional information.

Merchandise

We earn revenues from the sale of merchandise relating to our proprietary productions and other events that take place at our venues. The majority of our merchandise revenues are generated through on-site sales during performances of our productions and other events. We also generate revenues from the sales of our Christmas Spectacular merchandise, such as ornaments and apparel, through traditional retail channels. Typically, revenues from our merchandise sales at our non-proprietary events relate to sales of merchandise provided by the artist, the producer or promoter of the event and are generally subject to a revenue sharing arrangement. In connection with the Distribution, the Company and MSG will enter into Arena License Agreements related to the use of The Garden by MSG, under which the Company will have the rights and obligations to sell, for a commission, Knicks and Rangers merchandise at The Garden. See “Unaudited Pro Forma Combined Financial Information — Notes to Unaudited Pro Forma Combined Financial Statements” for additional information.

Venue Signage and Sponsorship

We earn revenues through the sale of signage space and sponsorship rights in connection with our venues, productions and other events. Signage revenues generally involve the sale of advertising space at The Garden during events and otherwise in our venues.

Sponsorship rights may require us to use the name, logos and other trademarks of sponsors in our advertising and in promotions for our venues, productions and other events. Sponsorship arrangements may be exclusive within a particular sponsorship category or non-exclusive and generally permit a sponsor to use the name, logos and other trademarks of our productions, events and venues in connection with their own advertising and in promotions in our venues or in the community.

For sponsorship agreements entered into by the Company or that have performance obligations satisfied solely by the Company, revenue is generally recorded on a gross basis as the Company is the principal in such arrangements and controls the related goods or services until transfer to the customer. MSG’s share of the Company’s sponsorship and signage revenue is recognized in the combined statements of operations as a component of direct operating expenses. The revenue sharing expense has been specifically identified where possible, with the remainder allocated proportionally based upon revenue. This allocation may change after the Distribution. See “Unaudited Pro Forma Combined Financial Information — Notes to Unaudited Pro Forma Combined Financial Statements” for additional information.

In connection with the Distribution, the Company and MSG will enter into Arena License Agreements related to the use of The Garden by MSG, under which the Company will share certain sponsorship and signage revenues with MSG. Under these agreements MSG will also have the rights to its teams’ sponsorship and signage revenue that is specific to Knicks and Rangers events. In addition, in connection with the Distribution, the Company and MSG will enter into sponsorship sales representation agreements, under which the Company will have the right and obligation to sell and service sponsorships for the Knicks and Rangers, in exchange for a fee. See “Unaudited Pro Forma Combined Financial Information — Notes to Unaudited Pro Forma Combined Financial Statements” for additional information.

Advertising Sales (“Ad Sales”) Commission

The Company and MSG Networks are parties to an advertising sales representation agreement. Pursuant to the agreement, we have the exclusive right and obligation to sell advertising availabilities of MSG Networks. We are entitled to and earn commission revenue on such sales. The expense associated with advertising personnel, which was transferred from MSG Networks in connection with this advertising sales representation agreement, is recognized in selling, general and administrative expenses.

Entertainment Dining and Nightlife Offerings

We earn revenues from entertainment dining and nightlife offerings through our operations of Tao Group Hospitality’s restaurants and nightlife and hospitality venues. These revenues primarily consist of food and beverage sales and banquet hosting services at Tao Group Hospitality leased restaurants and nightclubs. In addition, we earn fees from our real estate partners for operating certain of our restaurants and nightclubs.

Expenses

Our principal expenses are payments made to performers of our productions, staging costs and day-of-event costs associated with events, and advertising costs.

We record actual expenses associated with the ownership, lease, maintenance and operation of our venues.

Performer Payments

Our productions are performed by talented actors, dancers, singers, musicians and entertainers. In order to attract and retain this talent, we are required to pay our performers an amount that is commensurate with both their abilities and the demand for their services from other entertainment companies. Our productions typically feature ensemble casts (such as the Rockettes), where most of our performers are paid based on a standard “scale,” pursuant to collective bargaining agreements (“CBAs”) we negotiate with the performers’ unions. Certain performers, however, have individually negotiated contracts.

Staging Costs

Staging costs for our proprietary events as well as other events that we promote include the costs of sets, lighting, display technologies, special effects, sound and all of the other technical aspects involved in presenting a live event. These costs vary substantially depending on the nature of the particular show, but tend to be highest for large-scale theatrical productions, such as the Christmas Spectacular. For concerts we promote, the performer usually provides a fully-produced show. Along with performer salaries, the staging costs associated with a given production are an important factor in the determination of ticket prices.

Day-of-Event Costs

For days on which we stage our productions, promote an event or provide one of our venues to a third-party promoter under a license fee arrangement, the event is charged the variable costs associated with such event, including box office staff, stagehands, ticket takers, ushers, security, and other similar expenses. In situations where we provide our venues to a third-party promoter under a license fee arrangement, day-of-event costs are typically included in the license fees charged to the promoter.

Venue Usage

The Company’s combined financial statements include expenses associated with the ownership, maintenance and operation of The Garden, which the Company and MSG use in their respective operations. Historically, the Company did not charge rent expense to MSG for use of The Garden. However, for purposes of the Company’s combined financial statements, a portion of the historical depreciation expense as well as other non-event related venue operations costs have been allocated to MSG, in order to properly burden all business units comprising MSG’s historical operations related to use of The Garden. This allocation was based on event count and revenue, which the Company’s management believes is a reasonable allocation methodology. This allocation is reported as a reduction of direct operating expense in the combined statements of operations. See “— Combined Results of Operations — Comparison of the Six Months Ended December 31, 2019 versus the Six Months Ended December 31, 2018 — Direct operating expenses” and “— Combined Results of Operations — Comparison of the Year Ended June 30, 2019 versus the Year Ended June 30, 2018 — Direct operating expense” for more information.

In connection with the Distribution, the Company and MSG will enter into Arena License Agreements related to the use of The Garden by MSG. See “Unaudited Pro Forma Combined Financial Information — Notes to Unaudited Pro Forma Combined Financial Statements” for additional information.

Revenue Sharing Expenses

As discussed above, MSG’s share of the Company’s suites licenses, venue signage and sponsorship revenue has been reflected within direct operating expense as revenue sharing expenses. Such amounts were either specifically identified where possible or allocated proportionally.

Marketing and Advertising Costs

We incur significant costs promoting our productions and other events through various advertising campaigns, including advertising on outdoor platforms and in newspapers, on television and radio, and on social and digital platforms. In light of the intense competition for live events, such expenditures are a necessity to drive interest in our productions and encourage members of the public to purchase tickets to our shows.

Entertainment Dining and Nightlife Offerings Costs

Through our ownership in the operations of the Tao Group Hospitality restaurants and nightlife and hospitality venues, we incur costs for providing food and beverage as well as banquet hosting services to our customers. Our dining and nightlife offering costs primarily include the following:

•	labor costs, consisting of restaurant management salaries, hourly staff payroll and other payroll-related items, including taxes and fringe benefits;

•	food and beverage costs;

•	operating costs, consisting of maintenance, utilities, bank and credit card charges, and any other restaurant-level expenses; and

•	occupancy costs, consisting of both fixed and variable portions of rent, common area maintenance charges, insurance premiums and taxes.

Other Expenses

Selling, general and administrative expenses primarily consist of administrative costs, including compensation, professional fees, as well as sales and marketing costs, including non-event related advertising expenses. Selling, general and administrative expenses also include corporate overhead costs, as well as costs associated with the development of MSG Sphere, including technology and content development costs.

Factors Affecting Operating Results

General

Our operating results are largely dependent on our ability to attract concerts and other events to our venues, as well as the continuing popularity of the Christmas Spectacular at Radio City Music Hall. The Company’s operating loss for the year ended June 30, 2017 included a $33,629 write-off of deferred production costs related to the New York Spectacular Starring the Radio City Rockettes (“New York Spectacular”).

Our future performance is dependent in part on general economic conditions and the effect of these conditions on our customers. Weak economic conditions may lead to lower demand for our entertainment and nightlife offerings, suite licenses and tickets to our live productions and other events, which would also negatively affect concession and merchandise sales, as well as lower levels of sponsorship and venue signage. These conditions may also affect the number of concerts and other events that take place in the future. An economic downturn would adversely affect our business and results of operations.

The Company continues to explore additional opportunities to expand our presence in the entertainment industry. Any new investment may not initially contribute to operating income, but is intended to become operationally profitable over time. Our results will also be affected by investments in, and the success of, new productions.

Adoption of ASC Topic 606, Revenue From Contracts With Customers

The Company’s combined operating results for the year ended June 30, 2019 were impacted by the adoption of ASC Topic 606. As a result, the Company’s revenues were lower by $23,860 and direct operating expenses were lower by $26,239 for the year ended June 30, 2019, primarily due to the application of principal versus agent revenue recognition on event-related revenues from food, beverage and merchandise activities and accounts for its performance obligations of multi-year sponsorship agreements and suite license arrangements as a series.

Prior year period results have not been adjusted to reflect the adoption of ASC Topic 606 and, therefore, the Company’s operating results for the year ended June 30, 2019 are not directly comparable to results for the year ended June 30, 2018.

See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies — Recently Adopted Accounting Pronouncements and Note 3. Revenue Recognition” for further discussion of the adoption of ASC Topic 606.

Renewal of a Ticketing Agreement

The Company’s combined operating results for the year ended June 30, 2019 were impacted by the recognition of revenue for events that took place during the prior year due to the renewal of the agreement with the Company’s ticketing platform provider during fiscal year 2019. The impact on the Company’s combined revenues, operating income and adjusted operating income for the year ended June 30, 2019 from the events held in the prior year as a result of the ticketing agreement renewal was $2,493.

Acquisitions

Tao Group Hospitality’s Operating Results

The Company completed the Tao Group Hospitality acquisition on January 31, 2017. Tao Group Hospitality’s financial statements are not available within the time constraints the Company requires to ensure the financial accuracy of the operating results. Therefore, the Company records Tao Group Hospitality’s operating results in its combined statements of operations on a three-month lag basis. As a result, Tao Group Hospitality’s related operating results for the year ended June 30, 2019 are for the period from April 2, 2018 to March 31, 2019. Tao Group Hospitality’s related operating results for the year ended June 30, 2018 are for the period from March 27, 2017 to April 1, 2018. Tao Group Hospitality’s related operating results for the year ended June 30, 2017 are for the period from February 1, 2017 to March 26, 2017. In addition, Tao Group Hospitality’s related operating results for the six months ended December 31, 2019 and 2018 are for the periods from April 1, 2019 to September 29, 2019 and from April 2, 2018 to September 30, 2018, respectively.

Obscura’s Operating Results

The results of operations of the Company for the year ended June 30, 2018 include Obscura’s results of operations from the date of acquisition, which was November 20, 2017. The Company’s results for the year ended June 30, 2017 do not include any of Obscura’s operating results.

Purchase Accounting Adjustments

In connection with the acquisitions in the fiscal years 2018 and 2017, the Company recorded certain fair value adjustments related to acquired assets and liabilities in accordance with ASC Topic 805, Business Combinations. For the Company’s acquisitions, the Company recognized fair value adjustments primarily for (i) recognition of intangible assets such as trade names, venue management contracts, favorable leases, and festival rights, (ii) step-up of property and equipment, (iii) step-up of inventory, (iv) unfavorable lease obligation, and (v) goodwill. The aforementioned fair value adjustments, except for goodwill, will be expensed as incremental non-cash expenses in the Company’s combined statements of operations based on their estimated useful lives (“Purchase Accounting Adjustments”).

Investments in Nonconsolidated Affiliates

In July 2018, the Company acquired a 30% interest in SACO, a global provider of high-performance LED video lighting and media solutions for a total consideration of approximately $47,244. The Company is utilizing SACO as a preferred display technology provider for MSG Spheres and is benefiting from agreed-upon commercial terms.

In addition, the Company also has other investments in various sports and entertainment companies and related technologies, accounted for either under the equity method or at fair value. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 5. Investments and Loans to Nonconsolidated Affiliates” and “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the six months ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 5. Investments and Loans to Nonconsolidated Affiliates” for more information on our investments in nonconsolidated affiliates.

Combined Results of Operations

Comparison of the Six Months Ended December 31, 2019 versus the Six Months Ended December 31, 2018

The table below sets forth, for the periods presented, certain historical financial information.

	Six Months Ended
	December 31,		Change
	2019	2018	Amount	Percentage
Revenues	$567,177	$582,366	$(15,189)	(3)%
Direct operating expenses	339,773	348,539	(8,766)	(3)%
Selling, general and administrative expenses	173,784	147,879	25,905	18%
Depreciation and amortization	54,075	54,838	(763)	(1)%

Operating income (loss)	(455)	31,110	(31,565)	NM
Other income (expense):
Earnings (loss) in equity method investments	(2,643)	20,012	(22,655)	NM
Interest income, net	12,334	7,204	5,130	71%
Miscellaneous income (expense), net	14,488	(8,731)	23,219	NM

Income from operations before income taxes	23,724	49,595	(25,871)	(52)%
Income tax expense	(1,440)	(784)	(656)	(84)%

Net income	22,284	48,811	(26,527)	(54)%
Less: Net loss attributable to redeemable noncontrolling interests	(1,404)	(3,655)	2,251	62%
Less: Net loss attributable to nonredeemable noncontrolling interests	(157)	(2,441)	2,284	94%

Net income attributable to the Company	$23,845	$54,907	$(31,062)	(57)%

NM — Percentage is not meaningful

Revenues

Revenues for the six months ended December 31, 2019 decreased $15,189, or 3%, to $567,177 as compared to the prior year period. The net decrease was attributable to the following:

Decrease in revenues from Obscura due to the decision to wind down its third-party production business to focus on the development of MSG Sphere	$(8,129)
Decrease in event-related revenues from concerts due to lower per-event revenues, partially offset by additional events held at the Company’s venues	(4,906)
Decrease in venue-related signage and sponsorship revenues due to lower sales of existing sponsorship and signage inventory	(4,753)
Decrease in event-related revenues from other live sporting events primarily due to fewer events partially offset by higher per-event revenue	(3,500)
Decrease in revenues associated with the expiration of the Wang Theatre booking agreement in February 2019	(3,251)
Increase in revenues associated with entertainment dining and nightlife offerings primarily due to the impact of new venues, partially offset by lower revenues at other venues, including closing one venue in New York in January 2019 (a)	6,540
Increase in event-related revenues from other live entertainment events	1,821
Increase in revenues from the presentation of the Christmas Spectacular	1,769
Other net decreases	(780)

$(15,189)

(a)

Tao Group Hospitality’s operating results are recorded in the Company’s combined statements of operations on a three-month lag basis. See “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 2. Accounting Policies” for further discussion of Tao Group Hospitality’s consolidation.

The increase in event-related revenues from other live entertainment events was primarily due to higher per-event revenue from a theatrical production at the Hulu Theater at Madison Square Garden and The Chicago Theatre partially offset by the impact of a large-scale special event held at Radio City Music Hall during the prior year period. The Company did not have a comparable special event in the current year period.

The increase in revenues from the presentation of the Christmas Spectacular, as compared to the prior year period, was primarily due to the following:

•	higher per-show ticket-related revenue from higher average ticket prices, an increase in average per-show paid attendance, and higher ticket-related fees in the current year period; and

•

higher merchandise revenue due to recording certain merchandise sales on a gross basis (as principal) as a result of transitioning those operations in-house in the current year period that were outsourced in the prior year period.

The increase in per-show ticket-related revenue and merchandise revenue discussed above were partially offset by the impact on ticket-related revenue due to fewer scheduled performances in the current year period as compared to the prior year period. The Company had 199 scheduled Christmas Spectacular performances in this year’s holiday season, of which 186 took place in the second quarter of fiscal year 2020, as compared to 210 scheduled performances in the prior year’s holiday season, of which 197 took place in the second quarter of fiscal year 2019. For this year’s holiday season, more than one million tickets were sold, representing a low-single-digit percentage decrease as compared to the prior year period.

Direct operating expenses

Direct operating expenses for the six months ended December 31, 2019 decreased $8,766, or 3%, to $339,773 as compared to the prior year period. The net decrease is attributable to the following:

Decrease in direct operating expenses associated with Obscura due to the decision to wind down its third-party production business to focus on the development of MSG Sphere	$(6,492)
Decrease in direct operating expenses associated with the venue-related signage and sponsorship primarily due to lower revenue sharing expenses associated with venue-related signage and sponsorship revenues decreases	(3,672)
Decrease in direct operating expenses associated with the expiration of the Wang Theatre booking agreement in February 2019	(1,694)
Decrease in event-related expenses associated with live sporting events primarily due to fewer events partially offset by higher per-event expenses	(1,666)
Decrease in event-related direct operating expenses associated with other live entertainment events	(1,269)
Increase in venue operating costs, net of recovery charges from MSG	3,231
Increase in direct operating expenses associated with entertainment dining and nightlife offerings primarily due to costs associated with a new venue which opened in September 2018, partially offset by lower food and beverage costs and employee compensation and related benefits, as well as the absence of costs related to one venue in New York which closed in January 2019	2,453
Other net increases	343

$(8,766)

The decrease in event-related direct operating expenses from other live entertainment events was due to the impact of a large-scale special event held at Radio City Music Hall during the prior year period. The Company did not have a comparable special event in the current year period. The decrease was partially offset by higher per-event expenses from a theatrical production at the Hulu Theater at Madison Square Garden and The Chicago Theatre.

The increase in venue operating costs, net reflects higher labor costs and higher repair and maintenance costs at the Company’s venues, and to a lesser extent, lower recovery charges for venue usage from MSG for hosting the professional sports franchises’ home games of the Knicks and Rangers at The Garden in the current year period as compared to the prior year period.

Selling, general and administrative expenses

Selling, general and administrative expenses for the six months ended December 31, 2019 increased $25,905, or 18%, to $173,784 as compared to the prior year period primarily due to (i) higher expenses related to the Company’s MSG Sphere initiative of $18,642, which include increases in personnel, content development and technology costs, (ii) an increase in employee compensation and related benefits of $8,816, and (iii) higher professional fees of $4,786. The increase was partially offset by (i) lower selling, general and administrative expenses associated with Obscura of $5,129 due to the Company’s decision to wind down Obscura’s third-party production business to focus on the development of MSG Sphere, and (ii) the absence of venue pre-opening costs of $3,738 associated with entertainment dining and nightlife offerings that were recorded in the prior year period.

In connection with its MSG Sphere initiative, the Company expects to continue increasing its investment in personnel, content and technology. Based on the timing of these efforts, the Company expects higher expenses for the remaining periods in fiscal year 2020.

Depreciation and amortization

Depreciation and amortization for the six months ended December 31, 2019 decreased $763, or 1%, to $54,075 as compared to the prior year period. The decrease was primarily due to certain assets and purchase accounting adjustments being fully depreciated and amortized, partially offset by depreciation and amortization related to a new entertainment dining and nightlife venue and equipment associated with the development of MSG Sphere initiative in the current year period.

Operating income (loss)

Operating loss for the six months ended December 31, 2019 was $455 as compared to an operating income of $31,110 in the prior year period due to higher selling, general and administrative expenses and lower revenues slightly offset by a decrease in direct operating expenses and lower depreciation and amortization, as discussed above.

Earnings (loss) in equity method investments

Loss in equity method investments for the six months ended December 31, 2019 was $2,643 as compared to earnings of $20,012 in the prior year period. The decrease was due to the absence of equity earnings from AMSGE and Tribeca Enterprises as the Company sold these investments in December 2018 and August 2019, respectively. For the six months ended December 31, 2018, the Company reported net earnings in equity method investments of $10,658 and $21,986, respectively, from those investments.

Interest income, net

Net interest income for the six months ended December 31, 2019 increased $5,130, or 71%, to $12,334 as compared to the prior year period primarily due to lower interest expense associated with the Tao Group Hospitality, as a result of the refinancing of its credit facility in May 2019, which resulted in a reduction of the outstanding balance payable to the third parties by entering into an intercompany subordinated credit agreement with the Company, as well as lower variable interest rates under the Tao Senior Credit Agreement in the current year period as compared to the previous credit facility in the prior year period. See “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 10. Credit Facilities” for further details of the Tao Senior Credit Agreement.

Miscellaneous income (expense), net

Net miscellaneous income for the six months ended December 31, 2019 increased $23,219 to $14,488 as compared to a net miscellaneous expense of $8,731 in the prior year period. The increase was primarily due to the unrealized gain of $14,725 related to the Company’s investment in Townsquare in the current year period as compared to an unrealized loss of $7,667 in the prior year period.

Income taxes

See “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 14. Income Taxes” for discussions of the Company’s income taxes.

Adjusted operating income

The following is a reconciliation of operating income (loss) to adjusted operating income:

	Six Months Ended
	December 31,		Change
	2019	2018	Amount	Percentage
Operating income (loss)	$(455)	$31,110	$(31,565)	NM
Share-based compensation	20,458	19,203
Depreciation and amortization (a)	54,075	54,838
Other purchase accounting adjustments	3,396	2,648

Adjusted operating income	$77,474	$107,799	$(30,325)	(28)%

NM — Percentage is not meaningful

(a)	Depreciation and amortization includes purchase accounting adjustments of $5,928 and $8,371 for the six months ended December 31, 2019 and 2018, respectively.

Adjusted operating income for the six months ended December 31, 2019 decreased $30,325, or 28%, to $77,474 as compared to the prior year period. The decrease in adjusted operating income was lower than the decrease in operating income primarily due to higher share-based compensation of $1,255 and other purchase accounting adjustments of $748, partially offset by lower depreciation and amortization of $763.

Net loss attributable to redeemable and nonredeemable noncontrolling interests

For the six months ended December 31, 2019, the Company recorded $1,404 of net loss attributable to redeemable noncontrolling interests, including proportional share of expenses related to purchase accounting adjustments (“PPA Expenses”) of $3,290, and $157 of net loss attributable to nonredeemable noncontrolling interests, including $114 of PPA Expenses, as compared to $3,655 of net loss attributable to redeemable noncontrolling interests, including $3,904 of PPA Expenses, and $2,441 of net loss attributable to nonredeemable noncontrolling interests, including $174 of PPA Expenses, for the six months ended December 31, 2018.

These amounts represent the share of net loss from the Company’s investments in Tao Group Hospitality and BCE that are not attributable to the Company.

Comparison of the Year Ended June 30, 2019 versus the Year Ended June 30, 2018

Results of Operations

The table below sets forth, for the periods presented, certain historical financial information.

	Years Ended June 30,		Change
	2019	2018	Amount	Percentage
Revenues	$1,048,909	$988,990	$59,919	6%
Direct operating expenses	670,641	635,218	35,423	6%
Selling, general and administrative expenses	314,522	272,996	41,526	15%
Depreciation and amortization	109,343	112,058	(2,715)	(2)%

Operating loss	(45,597)	(31,282)	(14,315)	(46)%
Other income (expense):
Earnings (loss) in equity method investments	7,062	(3,758)	10,820	NM
Interest income, net	14,901	9,198	5,703	62%
Miscellaneous expenses, net	(6,061)	(3,101)	(2,960)	(95)%

Loss from operations before income taxes	(29,695)	(28,943)	(752)	(3)%
Income tax benefit (expense)	(443)	30,830	(31,273)	NM

Net income (loss)	(30,138)	1,887	(32,025)	NM
Less: Net loss attributable to redeemable noncontrolling interests	(7,299)	(628)	(6,671)	NM
Less: Net loss attributable to nonredeemable noncontrolling interests	(4,945)	(4,383)	(562)	(13)%

Net income (loss) attributable to the Company	$(17,894)	$6,898	$(24,792)	NM

NM — Percentage is not meaningful

The results of operations for the year ended June 30, 2018 include Obscura’s results of operations associated with its third-party production business from the date of acquisition, which was November 20, 2017. The current year results include activities from Obscura for a full fiscal year as compared to approximately seven months (from November 20, 2017 to June 30, 2018) in fiscal year 2018. In fiscal year 2019, the Company made a decision to wind down Obscura’s third-party production business to focus those resources on MSG Sphere development.

Revenues

Revenues for the year ended June 30, 2019 increased $59,919, or 6%, to $1,048,909 as compared to the prior year. The net increase is attributable to the following:

Increase in event-related revenues from concerts	$19,966
Increase in event-related revenues from live sporting events	16,172
Increase in revenues from the presentation of the Christmas Spectacular	14,797
Increase in revenues associated with entertainment dining and nightlife offerings	10,837
Increase in venue-related signage and sponsorship revenues	8,069
Increase in revenues from Obscura	5,311
Increase in suite license fee revenues	4,019
Increase in ad sales commission	1,912
Decrease in event-related revenues from other live entertainment events	(16,899)
Decrease in BCE event-related revenues	(3,255)
Other net decreases	(1,010)

$59,919

The increase in event-related revenues from concerts was primarily due to additional events and higher per event revenue during the current year, and to a lesser extent, the impact from the recognition during the current year of $1,278 of revenue associated with events that took place in prior year as a result of the ticketing agreement renewal. The increase was partially offset by the impact of the new revenue recognition standard in the current year.

The increase in event-related revenues from live sporting events was due to higher per event revenue, slightly offset by fewer events during the current year as compared to the prior year.

The increase in revenues from the presentation of the Christmas Spectacular was primarily due to (i) higher ticket-related revenue mainly as a result of higher average ticket prices, (ii) an increase in paid attendance in the current year as compared to the prior year, and (iii) the recognition during the current year of $880 of revenue associated with performances that took place in prior year as a result of the ticketing agreement renewal. The Company had 210 performances of the production in fiscal year 2019, as compared to 200 performances in fiscal year 2018 due to an extension of the show’s run announced in December 2018. For fiscal year 2019, more than one million tickets were sold, representing a mid-single-digit percentage increase as compared to the prior year.

The increase in revenues associated with entertainment dining and nightlife offerings was primarily due to the impact of the opening of a new venue, partially offset by (i) the impact of the current year containing 52 weeks of operations as compared to 53 weeks during the prior year, due to the timing of the retail calendar, (ii) closing of one venue, and (iii) other decreases. Tao Group Hospitality’s operating results are recorded in the Company’s combined statements of operations on a three-month lag basis. As a result, Tao Group Hospitality’s related revenues for fiscal year 2019 are for the period from April 2, 2018 to March 31, 2019, as compared to Tao Group Hospitality’s related revenues for fiscal year 2018, which are for the period from March 27, 2017 to April 1, 2018.

The increase in venue-related signage and sponsorship revenues was due to increased sales of existing sponsorship and signage inventory.

Revenues from Obscura are included as a result of its acquisition by the Company on November 20, 2017. The current year results include revenues from Obscura for a full fiscal year as compared to approximately seven months (from November 20, 2017 to June 30, 2018) in fiscal year 2018. Revenues from Obscura are principally related to its third-party production business.

The increase in suite license fee revenues was due to rate increases and, to a lesser extent, the impact of the new revenue recognition standard in the current year. The increase was partially offset by lower sales of suite products.

The increase in ad sales commissions was due to increased sales in advertising availabilities of MSG Networks.

The decrease in event-related revenues from other live entertainment events was primarily due to (i) the impact of a large-scale special event series held at The Garden and Hulu Theater at Madison Square Garden during the prior year, (ii) lower per event revenue during the current year as compared to the prior year and, to a lesser extent, (iii) the impact of the new revenue recognition standard in the current year. The decrease was slightly offset by additional events held at the Company’s venues during the current year as compared to the prior year.

The decrease in BCE event-related revenues was primarily due to lower ticket-related revenues from the Boston Calling Music Festival.

Direct operating expenses

Direct operating expenses primarily include:

•	event costs related to the presentation, production and marketing of our events;

•	revenue sharing expenses associated with the venue-related signage, sponsorship and suite license fee revenues that are attributable to MSG;

•

venue lease, maintenance and other operating expenses, net of recovery charges for venue usage from MSG for hosting the professional sports franchises’ home games of the Knicks and Rangers at The Garden;

•	the cost of concessions, merchandise and food and beverage sold at our venues; and

•	restaurant operating expenses, inclusive of labor costs.

Direct operating expenses for the year ended June 30, 2019 increased $35,423, or 6%, to $670,641 as compared to the prior year. The net increase is attributable to the following:

Increase in direct operating expenses associated with entertainment dining and nightlife offerings	$16,246
Increase in event-related expenses associated with live sporting events	10,501
Increase in direct operating expenses associated with Obscura	5,871
Increase in direct operating expenses associated with the presentation of the Christmas Spectacular	5,187
Increase in direct operating expenses associated with suite licenses	3,405
Increase in venue operating costs, net of recovery charges from MSG	2,192
Increase in direct operating expenses associated with the venue-related signage and sponsorship	2,063
Increase in direct operating expenses associated with the Company’s exploration of a new theatrical production	1,485
Decrease in event-related direct operating expenses associated with other live entertainment events	(9,757)
Decrease in BCE event-related direct operating expenses	(1,914)
Decrease in event-related direct operating expenses associated with concerts	(978)
Other net increases	1,122

$35,423

The increase in direct operating expenses associated with entertainment dining and nightlife offerings was primarily due to the costs associated with the opening of a new venue inclusive of increases in (i) employee compensation and related benefits, (ii) costs of food and beverage, and (iii) performer costs.

The increase in event-related expenses associated with live sporting events was due to higher per event expenses, slightly offset by fewer events during the current year as compared to the prior year.

Direct operating expenses from Obscura are included as a result of its acquisition by the Company on November 20, 2017. The current year results include direct operating expenses from Obscura for a full fiscal year as compared to approximately seven months (from November 20, 2017 to June 30, 2018) in fiscal year 2018. Direct operating expenses from Obscura are principally related to third-party production business.

The increase in direct operating expenses associated with the presentation of the Christmas Spectacular was primarily due to (i) higher labor costs, (ii) higher costs associated with more performances in the current year, (iii) costs related to show enhancements, and (iv) higher marketing expenses during the current year as compared to the prior year. The Company had 210 performances of the production in fiscal year 2019, as compared to 200 performances in fiscal year 2018 due to an extension of the show’s run announced in December 2018.

The increase in direct operating expenses associated with suite licenses was primarily due to higher revenue sharing expenses associated with suite license fee revenues increases.

The increase in venue operating costs, net was primarily due to lower recovery charges for venue usage from MSG for hosting the professional sports franchises’ home games of the Knicks and Rangers at The Garden in the current year as compared to the prior year.

The increase in direct operating expenses associated with the venue-related signage and sponsorship was primarily due to increased sales of existing sponsorship inventory.

The decrease in event-related direct operating expenses associated with other live entertainment events was primarily due to (i) the impact of a large-scale special event series held at The Garden and Hulu Theater at Madison Square Garden during the prior year, (ii) the impact of the new revenue recognition standard in the current year, and (iii) to a lesser extent, lower per event expenses during the current year as compared to the prior year. The decrease was slightly offset by additional events held at the Company’s venues during the current year as compared to the prior year.

The decrease in BCE event-related direct operating expenses was due to lower costs related to the Boston Calling Music Festival in the current year as compared to the prior year.

The decrease in event-related direct operating expenses associated with concerts was primarily due to the impact of the new revenue recognition standard in the current year. The decrease was largely offset by additional events held at the Company’s venues and higher per event expenses during the current year as compared to the prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of administrative costs, including compensation, professional fees, sales and marketing costs, including non-event related advertising expenses, and business development costs, as well as costs associated with the development of MSG Sphere, including technology and content development costs.

Selling, general and administrative expenses for the year ended June 30, 2019 increased $41,526, or 15%, to $314,522 as compared to the prior year mainly due to (i) higher employee compensation and related benefits, excluding share-based compensation, of $10,166, which reflects an 11% increase as compared to the prior year, (ii) an increase in share-based compensation of $6,603, mainly attributable to new awards granted in fiscal year 2019, (iii) higher professional fees of $11,986, (iv) the inclusion of Obscura’s selling, general and administrative costs of $4,381 related to its third-party production business for a full fiscal year as compared to approximately seven months (from November 20, 2017 to June 30, 2018) in fiscal year 2018, and (v) venue pre-opening costs of $3,113 associated with entertainment dining and nightlife offerings primarily for non-cash deferred rent expense.

In connection with its MSG Sphere initiative, the Company expects to continue increasing its investment in personnel, content and technology. Based on the timing of these efforts, the Company expects increased expenses in fiscal year 2020.

Depreciation and amortization

Depreciation and amortization for the year ended June 30, 2019 decreased $2,715, or 2%, to $109,343 as compared to the prior year primarily due to certain assets being fully depreciated and amortized.

Operating loss

Operating loss for the year ended June 30, 2019 increased $14,315, or 46%, to $45,597 as compared to the prior year. The increase was primarily due to increases in selling, general and administrative expenses and direct operating expenses, partially offset by higher revenues and, to a lesser extent, lower depreciation and amortization, as discussed above.

Earnings (loss) in equity method investments

Earnings in equity method investments for the year ended June 30, 2019 were $7,062 as compared to a loss of $3,758 in the prior year. The year-over-year improvement is primarily due to (i) the improvement in the net earnings of $10,480 attributable to the Company’s investees as compared to the prior year and (ii) gains of approximately $9,000 related to the sale of the Company’s interest in Azoff MSG Entertainment LLC (“AMSGE”) during the current year as well as the sale of an AMSGE investment during the current year prior to the Company’s sale of its interest in AMSGE. The increase was partially offset by an impairment charge of $8,113 recorded for the Company’s investment in Tribeca Enterprises LLC (“Tribeca Enterprises”) and the amortization of basis difference of $3,348 attributable to intangible assets for the new investment in the current year. The Company sold its interest in Tribeca Enterprises, including the outstanding loan and payments-in-kind (“PIK”) interest, effective August 5, 2019. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 5. Investments and Loans to Nonconsolidated Affiliates” for further discussion of an impairment charge recorded for the Company’s investment in Tribeca Enterprises.

Interest income, net

Net interest income for the year ended June 30, 2019 increased $5,703, or 62%, to $14,901 as compared to the prior year primarily due to higher interest income earned by the Company as a result of higher interest rates. The increase was partially offset by higher interest expense incurred under the Tao Senior Credit Agreement and 2017 Tao Credit Agreement. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 10. Credit Facilities” for further discussion of the Tao Senior Credit Agreement entered in May 2019.

Miscellaneous expenses, net

Miscellaneous expenses, net for the year ended June 30, 2019 increased by $2,960, or 95% primarily due to a loss of $3,977 recorded on the extinguishment of debt in connection with the 2017 Tao Credit Agreement in the fourth quarter of fiscal year 2019.

Income taxes

On December 22, 2017, the enactment of the Tax Cuts and Jobs Act (“TCJA”) significantly changed U.S. tax law and included a reduction in the corporate federal income tax rate from 35% to 21% effective January 1, 2018. Since the Company did not have any current federal tax expense for the year ended June 30, 2018, the federal rate of 21% was used for the entire year.

The income tax expense or benefit has been determined on a stand-alone basis as if the Company filed separate income tax returns for the periods presented. Although deferred tax assets have been recognized for net operating loss (“NOLs”) carry forwards and tax credits in accordance with the separate return method, such NOLs and credits will not carry over with the Company in connection with the Distribution.

Income tax expense for the year ended June 30, 2019 of $443 differs from income tax benefits derived from applying the statutory federal rate of 21% to pretax loss primarily due to a decrease in valuation allowance of $71, tax expense of $7,655 relating to nondeductible officers’ compensation, tax expense of $2,571 relating to noncontrolling interests, state income tax expense of $951, partially offset by excess tax benefit of $3,376 related to share-based payments awards.

Income tax benefit for the year ended June 30, 2018 of $30,830 differs from the income tax benefit derived from applying the statutory federal rate of 21% to pretax loss primarily as a result of a deferred income tax benefit of $32,347 related to the remeasurement of deferred tax assets and liabilities under provisions contained in the new tax legislation, of which (i) $33,852 was due to the reduction of net deferred tax assets in connection with the lower federal income tax rate of 21%, and (ii) $66,199 was due to a reduction in the valuation allowance attributable to the new rules, which provide that future federal NOLs have an unlimited carry-forward period. These rules on future federal NOLs allow the Company to recognize a portion of its unrecognized deferred tax assets for future deductible items. Partially offsetting this tax benefit was an increase in the valuation allowance of $7,494 related to current year changes in deferred assets and liabilities.

See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 15. Income Taxes” for further details on the components of income tax and a reconciliation of the statutory federal rate to the effective tax rate.

Adjusted operating income

The Company evaluates performance based on several factors, of which the key financial measure is the operating income (loss) before (i) depreciation, amortization and impairments of property and equipment and intangible assets, (ii) share-based compensation expense or benefit, (iii) restructuring charges or credits, and (iv) gains or losses on sales or dispositions of businesses, which is referred to as adjusted operating income (loss), a non-GAAP measure. In addition to excluding the impact of items discussed above, the impact of purchase accounting adjustments related to business acquisitions is also excluded in evaluating the Company’s combined adjusted operating income (loss). The Company has presented the components that reconcile operating income (loss) to adjusted operating income (loss).

The following is a reconciliation of operating loss to adjusted operating income:

	Years Ended June 30,		Change
	2019	2018	Amount	Percentage
Operating loss	$(45,597)	$(31,282)	$(14,315)	(46)%
Share-based compensation	35,401	27,286
Depreciation and amortization (a)	109,343	112,058
Other purchase accounting adjustments (b)	4,764	4,768

Adjusted operating income	$103,911	$112,830	$(8,919)	(8)%

(a)	Depreciation and amortization included purchase accounting adjustments of $15,901 and $15,188 for the years ended June 30, 2019 and 2018, respectively.
(b)	Other purchase accounting adjustments for the years ended June 30, 2019 and 2018 primarily included the amortization of favorable leases in connection with the Tao Group Hospitality acquisition.

Adjusted operating income for the year ended June 30, 2019 decreased $8,919, or 8%, to $103,911 as compared to the prior year. The decrease was lower than the increase in operating loss primarily due to higher share-based compensation expense, partially offset by lower depreciation and amortization.

Net loss attributable to redeemable and nonredeemable noncontrolling interests

For the year ended June 30, 2019, the Company recorded a net loss attributable to redeemable noncontrolling interests of $7,299 and a net loss attributable to nonredeemable noncontrolling interests of $4,945 as compared to $628 of net loss attributable to redeemable noncontrolling interests and $4,383 of net loss attributable to nonredeemable noncontrolling interests for the year ended June 30, 2018. These amounts represent the share of net loss of Tao Group Hospitality and BCE that are not attributable to the Company. In addition, the net loss attributable to redeemable and nonredeemable noncontrolling interests includes a proportional share of expenses related to purchase accounting adjustments.

Comparison of the Year Ended June 30, 2018 versus the Year Ended June 30, 2017

Results of Operations

The table below sets forth, for the periods presented, certain historical financial information.

	Years Ended June 30,		Change
	2018	2017	Amount	Percentage
Revenues	$988,990	$711,022	$277,968	39%
Direct operating expenses	635,218	517,078	118,140	23%
Selling, general and administrative expenses	272,996	194,281	78,715	41%
Depreciation and amortization	112,058	98,069	13,989	14%

Operating loss	(31,282)	(98,406)	67,124	68%
Other income (expense):
Loss in equity method investments	(3,758)	(30,132)	26,374	88%
Interest income, net	9,198	9,831	(633)	(6)%
Miscellaneous expense, net	(3,101)	(1,715)	(1,386)	(81)%

Loss from operations before income taxes	(28,943)	(120,422)	91,479	76%
Income tax benefit	30,830	7,811	23,019	NM

Net income (loss)	1,887	(112,611)	114,498	NM

Less: Net loss attributable to redeemable noncontrolling interests	(628)	(4,370)	3,742	86%
Less: Net income (loss) attributable to nonredeemable noncontrolling interests	(4,383)	304	(4,687)	NM

Net income (loss) attributable to the Company	$6,898	$(108,545)	$115,443	NM

NM — Percentage is not meaningful

Revenues

Revenues for the year ended June 30, 2018 increased $277,968, or 39%, to $988,990 as compared to the prior year. The net increase is attributable to the following:

Inclusion of revenues associated with entertainment dining and nightlife offerings	$208,629
Increase in event-related revenues from concerts	46,327
Increase in event-related revenues from other live entertainment events	20,323
Increase in venue-related signage and sponsorship revenues	10,747
Increase in suite license fee revenues	5,638
Increase in revenues from the presentation of the Christmas Spectacular	5,055
Decrease in revenues from the presentation of the New York Spectacular as a result of no scheduled performances in fiscal year 2018	(11,483)
Decrease in event-related revenues from live sporting events	(10,817)
Decrease in BCE event-related revenues	(2,712)
Other net increases, primarily due to the inclusion of revenue associated with the acquisition of Obscura	6,261

$277,968

The inclusion of revenues associated with entertainment dining and nightlife offerings is the result of the acquisition of a 62.5% interest in Tao Group Hospitality on January 31, 2017, and primarily reflects revenues generated from food and beverage sales. Tao Group Hospitality’s operating results are recorded in the

Company’s combined statements of operations on a three-month lag basis. As a result, Tao Group Hospitality’s related revenues for fiscal year 2018 are for the period from March 27, 2017 to April 1, 2018, as compared to Tao Group Hospitality’s related revenues for fiscal year 2017, which are for the period from February 1, 2017 to March 26, 2017. See “— Business Overview — Factors Affecting Operating Results — Acquisitions — Tao Group Hospitality’s Operating Results” for further discussion.

The increase in event-related revenues from concerts was due to additional events and higher per event revenue during fiscal year 2018 as compared to the prior year.

The increase in event-related revenues from other live entertainment events was primarily due to higher per event revenue including the impact of a large-scale special event series held at The Garden and Hulu Theater at Madison Square Garden during fiscal year 2018 and, to a lesser extent, additional events held at the Company’s venues during fiscal year 2018 as compared to the prior year.

The increase in venue-related signage and sponsorship revenues was primarily due to sales of new sponsorship and signage inventory and increased sales of existing sponsorship and signage inventory.

The increase in suite license fee revenues was primarily due to rate increases.

The increase in revenues from the presentation of the Christmas Spectacular was primarily due to higher ticket-related revenue, mainly as a result of higher average ticket prices and the impact of additional scheduled performances, partially offset by a decrease in average per-show paid attendance in fiscal year 2018 as compared to the prior year. The Company had 200 scheduled performances of the production during the 2018 holiday season as compared to 197 scheduled performances during the 2017 holiday season. For the 2017 holiday season, more than one million tickets were sold, representing a low single-digit percentage decrease as compared to the 2016 holiday season.

The decrease in revenues from the presentation of the New York Spectacular was driven by no scheduled performances in fiscal year 2018 as compared to 56 scheduled performances presented in the prior year. This was a result of the Company’s decision to suspend the planned 2017 presentation announced in February 2017.

The decrease in event-related revenues from live sporting events was due to lower per event revenue during fiscal year 2018 as compared to the prior year and one event that generated lower revenue during fiscal year 2018 as compared to the prior year.

The decrease in BCE event-related revenues was primarily due to a decrease in ticket-related revenue.

Direct operating expenses

Direct operating expenses for the year ended June 30, 2018 increased $118,140, or 23%, to $635,218 as compared to the prior year. The net increase is attributable to the following:

Inclusion of direct operating expenses associated with entertainment dining and nightlife offerings	$118,076
Increase in event-related direct operating expenses associated with concerts	22,874
Increase in event-related direct operating expenses associated with other live entertainment events	11,210
Increase in direct operating expenses associated with venue-related signage and sponsorship	10,268
Increase in venue operating costs, net of recovery charges from MSG	9,022
Increase in BCE event-related direct operating expenses	3,954
Increase in direct operating expenses associated with suite licenses	3,662
Increase in direct operating expenses associated with the presentation of the Christmas Spectacular	1,386
Decrease in direct operating expenses associated with the presentation of the New York Spectacular as a result of no scheduled performances in fiscal year 2018	(56,196)
Decrease in event-related expenses associated with live sporting events	(5,612)
Other net decreases	(504)

$118,140

The inclusion of direct operating expenses associated with entertainment dining and nightlife offerings is the result of the acquisition of a 62.5% interest in Tao Group Hospitality on January 31, 2017, and primarily reflects costs associated with food and beverage sales, inclusive of labor costs, as well as venue-related operating expenses. Tao Group Hospitality’s operating results are recorded in the Company’s combined statements of operations on a three-month lag basis. As a result, Tao Group Hospitality’s related direct operating expenses for fiscal year 2018 are for the period from March 27, 2017 to April 1, 2018, as compared to Tao Group Hospitality’s related direct operating expenses for fiscal year 2017, which are for the period from February 1, 2017 to March 26, 2017. See “— Business Overview — Factors Affecting Operating Results — Acquisitions — Tao Group Hospitality’s Operating Results” for further discussion.

The increase in event-related direct operating expenses associated with concerts was primarily due to additional events held at the venues and higher per event expenses during fiscal year 2018 as compared to the prior year.

The increase in event-related direct operating expenses associated with other live entertainment events was primarily due to higher per event expenses including the impact of a large-scale special event series held at The Garden and Hulu Theater at Madison Square Garden during fiscal year 2018 and, to a lesser extent, additional events held at the Company’s venues during fiscal year 2018 as compared to the prior year.

The increase in direct operating expenses associated with the venue-related signage and sponsorship was primarily due to higher revenue sharing expenses associated with the venue-related signage and sponsorship that are attributable to MSG.

The increase in venue operating costs, net was primarily due to lower recovery charges for venue usage from MSG for hosting the professional sports franchises’ home games of the Knicks and Rangers at The Garden and higher labor-related costs at our venues during fiscal year 2018 as compared to the prior year.

The increase in BCE event-related direct operating expenses was due to higher costs related to the Boston Calling Music Festival in fiscal year 2018.

The increase in direct operating expenses associated with suite licenses was primarily due to higher revenue sharing expenses associated with suite license fee revenue increases.

The increase in direct operating expenses associated with the presentation of the Christmas Spectacular was primarily due to higher labor costs and an increase in deferred production cost amortization, partially offset by lower marketing expenses during fiscal year 2018 as compared to the prior year. The Company had 200 scheduled performances of the production during the 2018 holiday season as compared to 197 scheduled performances during the 2017 holiday season.

The decrease in direct operating expenses associated with the presentation of the New York Spectacular was driven by no scheduled performances in fiscal year 2018 as compared to 56 scheduled performances presented in the prior year. This was a result of the Company’s decision to suspend the planned 2017 presentation announced in February 2017.

The decrease in event-related expenses associated with live sporting events was primarily due to lower per event expenses during fiscal year 2018 as compared to the prior year, and to a lesser extent, one event that generated lower expense during fiscal year 2018 as compared to the prior year.

The other net decreases include lower purchase accounting adjustments in fiscal year 2018 as compared to the prior year offset by the inclusion of direct expenses related to Obscura’s third-party production business.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended June 30, 2018 increased $78,715, or 41%, to $272,996 as compared to the prior year mainly due to (i) the inclusion of Tao Group Hospitality’s selling, general and administrative costs of $54,220, (ii) the inclusion of Obscura’s selling, general and administrative costs of $9,451, and (iii) higher share-based compensation of $4,446, which reflects the impact of the change to the Company’s performance-based incentive awards from cash to restricted stock units. See “— Business Overview — Factors Affecting Operating Results — Acquisitions” for further discussion of the Company’s business acquisitions.

Depreciation and amortization

Depreciation and amortization for the year ended June 30, 2018 increased $13,989, or 14%, to $112,058 as compared to the prior year primarily due to purchase accounting adjustments and the inclusion of depreciation and amortization expense related to property and equipment associated with the business acquisitions (see “— Business Overview — Factors Affecting Operating Results — Acquisitions” for further discussion), partially offset by certain assets being fully depreciated and amortized.

Operating loss

Operating loss for the year ended June 30, 2018 decreased $67,124, or 68%, to $31,282 as compared to the prior year. The decrease was primarily due to higher revenues, partially offset by an increase in direct operating expenses, selling, general and administrative expenses, and depreciation and amortization.

Loss in equity method investments

Loss in equity method investments for the year ended June 30, 2018 improved $26,374, or 88%, to $3,758 as compared to the prior year. The year-over-year improvement is primarily due to a pre-tax non-cash impairment charge of $20,613 recorded during the prior year to write off the carrying value of the equity method investment in Fuse Media LLC (“Fuse Media”).

Interest income, net

Net interest income for the year ended June 30, 2018 decreased $633, or 6%, to $9,198 as compared to the prior year primarily due to interest expense incurred under the 2017 Tao Credit Agreement. See “— Business

Overview — Factors Affecting Operating Results — Acquisitions — Tao Group Hospitality’s Operating Results” for further discussion. The decrease was partially offset by higher interest income earned by the Company as a result of higher interest rates and a change in investment mix. In addition, during the year ended June 30, 2018, the Company recognized interest income of $938, which was received in connection with the repayment of a loan receivable from one of the Company’s nonconsolidated affiliates that was on a nonaccrual status.

Miscellaneous expense, net

Miscellaneous expense, net for the year ended June 30, 2018 increased by $1,386, or 88% primarily due to the inclusion in the year ended June 30, 2018 of a recovery of certain claims in connection with a third-party bankruptcy proceeding. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies” for further discussion of the retrospective adoption of ASU No. 2017-07.

Income taxes

On December 22, 2017, the enactment of TCJA significantly changed the U.S. tax laws and included a reduction in the corporate federal income tax rate from 35% to 21% effective January 1, 2018. Since the Company did not have any current federal tax expense for the year ended June 30, 2018, the federal rate of 21% was used for the entire year.

The income tax expense or benefit has been determined on a stand-alone basis as if the Company filed separate income tax returns for the periods presented. Although deferred tax assets have been recognized for NOLs and tax credits in accordance with the separate return method, such NOLs and credits will not carry over with the Company in connection with the Distribution.

Income tax benefit for the year ended June 30, 2018 of $30,830 differs from the income tax benefit derived from applying the statutory federal rate of 21% to pretax loss primarily as a result of a deferred income tax benefit of $32,347 related to the remeasurement of deferred tax assets and liabilities under provisions contained in the new tax legislation, of which (i) $33,852 was due to the reduction of net deferred tax assets in connection with the lower federal income tax rate of 21%, and (ii) $66,199 was due to a reduction in the valuation allowance attributable to the new rules, which provide that future federal NOLs have an unlimited carry-forward period. These rules on future federal NOLs allow the Company to recognize a portion of its unrecognized deferred tax assets for future deductible items. Partially offsetting this tax benefit was an increase in the valuation allowance of $7,494 related to current year changes in deferred assets and liabilities.

Income tax benefit for the year ended June 30, 2017 of $7,811 differs from the income tax benefit derived from applying the statutory federal rate of 35% to pretax loss primarily as a result of an increase in valuation allowance of $48,898, partially offset by (i) $11,368 of state tax benefits (net of federal effect) and (ii) $6,477 of tax benefit related to other comprehensive income gains recorded in continuing operations.

See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 15. Income Taxes” for further details on the components of income tax and a reconciliation of the statutory federal rate to the effective tax rate.

Adjusted operating income

The following is a reconciliation of operating loss to adjusted operating income:

	Years Ended June 30,		Change
	2018	2017	Amount	Percentage
Operating loss	$(31,282)	$(98,406)	$67,124	68%
Share-based compensation	27,286	22,182
Depreciation and amortization (a)	112,058	98,069
Other purchase accounting adjustments (b)	4,768	9,466

Adjusted operating income	$112,830	$31,311	$81,519	NM

NM — Percentage is not meaningful

(a)	Depreciation and amortization included purchase accounting adjustments of $15,188 and $3,152 for the years ended June 30, 2018 and 2017, respectively.
(b)

Other purchase accounting adjustments for the year ended June 30, 2018 primarily included the amortization of favorable leases in connection with the Tao Group Hospitality acquisition. Other purchase accounting adjustments for the year ended June 30, 2017 primarily included an inventory adjustment of $8,705 that was expensed to direct operating expenses and associated with the acquisition of Tao Group Hospitality on January 31, 2017 as the related inventory was consumed.

Adjusted operating income for the year ended June 30, 2018 increased $81,519 to $112,830 as compared to the prior year. The increase was higher than the decrease in operating loss primarily due to higher depreciation and amortization and, to a lesser extent, an increase in share-based compensation expense. This increase was partially offset by lower purchase accounting adjustments associated with the Company’s business acquisitions. See “— Business Overview — Factors Affecting Operating Results — Acquisitions — Tao Group Hospitality’s Operating Results” for further discussion.

Net income (loss) attributable to redeemable and nonredeemable noncontrolling interests

For the year ended June 30, 2018, the Company recorded net loss attributable to redeemable noncontrolling interests of $628 and a net loss attributable to nonredeemable noncontrolling interests of $4,383 as compared to $4,370 of net loss attributable to redeemable noncontrolling interests and $304 of net income attributable to nonredeemable noncontrolling interests for the year ended June 30, 2017. These amounts represent the share of net income (loss) of Tao Group Hospitality and BCE that are not attributable to the Company. In addition, the net income (loss) attributable to redeemable and nonredeemable noncontrolling interests includes a proportional share of expenses related to purchase accounting adjustments. See “— Business Overview — Factors Affecting Operating Results — Acquisitions” for further discussion.

Supplemental Management’s Discussion and Analysis of Pro Forma Segment Results (Unaudited)

The information presented below provides the pro forma segment results of the Company after giving effect to a proposed segment realignment resulting from the Distribution in the manner in which such information will be presented in the future in accordance with ASC Topic 280 — Segment reporting. Prior to the Distribution, the Company has presented one reportable segment in its historical audited combined financial statements for the years ended June 30, 2019, 2018 and 2017, respectively, as well as the unaudited combined financial statements for the six months ended December 31, 2019 and 2018, respectively, in accordance with US GAAP.

The unaudited pro forma segment results provide summary financial information and historical data that is on a basis consistent with how the Company will report financial information in the future after the completion of the Distribution. The unaudited pro forma segment information is for informational purposes only and does not purport to represent what the segment results would have been had the proposed segment realignment occurred during the periods presented herein, or to project the financial performance for any future periods.

After the Distribution, the Company’s reportable segments will be (i) Entertainment and (ii) Tao Group Hospitality, as this represents the level at which the chief operating decision maker (“CODM”) will assess performance and allocate resources of the Company in the future. For purposes of the years ended June 30, 2019, 2018 and 2017, respectively, and the six months ended December 31, 2019 and 2018, respectively, the Company’s financial results are presented as though the segment realignment had already occurred, and as such, historical combined financial information of the Company has been recast on this basis. Adjusted operating income (loss) (“adjusted operating income (loss)” or “AOI”) will be the primary measure of segment profitability used by the Company’s CODM in the future, which is consistent with the historical periods presented herein.

Information as to the operations of the Company’s reportable segments is set forth below.

	Year Ended June 30, 2019
	Entertainment	Tao Group Hospitality	Corporate and Other	Purchase accounting adjustments	Inter- segment eliminations	Total
Revenues	$797,058	$253,651	$—	$—	$(1,800)	$1,048,909
Direct operating expenses	512,926	153,969	382	4,240	(876)	670,641
Selling, general and administrative expenses (a)	155,904	75,529	83,090	524	(525)	314,522
Depreciation and amortization (b)	11,733	6,437	75,272	15,901	—	109,343

Operating income (loss)	$116,495	$17,716	$(158,744)	$(20,665)	$(399)	$(45,597)

Earnings in equity method investments						7,062
Interest income						30,163
Interest expense						(15,262)
Miscellaneous expense, net (c)						(6,061)

Loss from operations before income taxes						$(29,695)

Reconciliation of operating income (loss) to adjusted operating income (loss):
Operating income (loss)	$116,495	$17,716	$(158,744)	$(20,665)	$(399)	$(45,597)
Add back:
Share-based compensation	16,746	137	18,518	—	—	35,401
Depreciation and amortization	11,733	6,437	75,272	15,901	—	109,343
Other purchase accounting adjustments	—	—	—	4,764	—	4,764

Adjusted operating income (loss)	$144,974	$24,290	$(64,954)	$—	$(399)	$103,911

Other information:
Capital expenditures (d)	$3,698	$15,021	$165,283	$—	$—	$184,002

	Year Ended June 30, 2018
	Entertainment	Tao Group Hospitality	Corporate and Other	Purchase accounting adjustments	Inter- segment eliminations	Total
Revenues	$746,540	$242,814	$—	$—	$(364)	$988,990
Direct operating expenses	492,895	137,723	329	4,635	(364)	635,218
Selling, general and administrative expenses (a)	140,817	70,608	61,365	133	73	272,996
Depreciation and amortization (b)	11,274	7,241	78,355	15,188	—	112,058

Operating income (loss)	$101,554	$27,242	$(140,049)	$(19,956)	$(73)	$(31,282)

Loss in equity method investments						(3,758)
Interest income						21,348
Interest expense						(12,150)
Miscellaneous expense, net (c)						(3,101)

Loss from operations before income taxes						$(28,943)

Reconciliation of operating income (loss) to adjusted operating income (loss):
Operating income (loss)	$101,554	$27,242	$(140,049)	$(19,956)	$(73)	$(31,282)
Add back:
Share-based compensation	14,872	168	12,246	—	—	27,286
Depreciation and amortization	11,274	7,241	78,355	15,188	—	112,058
Other purchase accounting adjustments	—	—	—	4,768	—	4,768

Adjusted operating income (loss)	$127,700	$34,651	$(49,448)	$—	$(73)	$112,830

Other information:
Capital expenditures (d)	$12,119	$12,284	$162,959	$—	$—	$187,362

	Year Ended June 30, 2017
	Entertainment	Tao Group Hospitality	Corporate and Other	Purchase accounting adjustments	Inter- segment eliminations	Total
Revenues	$676,837	$34,185	$—	$—	$—	$711,022
Direct operating expenses (e)	487,642	19,647	323	9,466	—	517,078
Selling, general and administrative expenses (a)	131,313	11,738	51,230	—	—	194,281
Depreciation and amortization (b)	10,275	1,064	83,578	3,152	—	98,069

Operating income (loss)	$47,607	$1,736	$(135,131)	$(12,618)	$—	$(98,406)

Loss in equity method investments (f)						(30,132)
Interest income						11,757
Interest expense						(1,926)
Miscellaneous expense, net (c)						(1,715)

Loss from operations before income taxes						$(120,422)

Reconciliation of operating income (loss) to adjusted operating income (loss):
Operating income (loss)	$47,607	$1,736	$(135,131)	$(12,618)	$—	$(98,406)
Add back:
Share-based compensation	16,764	—	5,418	—	—	22,182
Depreciation and amortization	10,275	1,064	83,578	3,152	—	98,069
Other purchase accounting adjustments	—	—	—	9,466	—	9,466

Adjusted operating income (loss)	$74,646	$2,800	$(46,135)	$—	$—	$31,311

Other information:
Capital expenditures	$11,267	$193	$30,371	$—	$—	$41,831

	Six Months Ended December 31, 2019
	Entertainment	Tao Group Hospitality	Corporate and Other	Purchase accounting adjustments	Inter- segment eliminations	Total
Revenues	$445,022	$122,863	$—	$—	$(708)	$567,177
Direct operating expenses	263,046	73,675	164	3,390	(502)	339,773
Selling, general and administrative expenses (a)	78,836	34,626	60,080	6	236	173,784
Depreciation and amortization (b)	5,551	4,239	37,364	6,921	—	54,075

Operating income (loss)	$97,589	$10,323	$(97,608)	$(10,317)	$(442)	$(455)

Loss in equity method investments						(2,643)
Interest income						13,583
Interest expense						(1,249)
Miscellaneous income, net (c)						14,488

Income from operations before income taxes						$23,724

Reconciliation of operating income (loss) to adjusted operating income (loss):
Operating income (loss)	$97,589	$10,323	$(97,608)	$(10,317)	$(442)	$(455)
Add back:
Share-based compensation	8,640	28	11,790	—	—	20,458
Depreciation and amortization	5,551	4,239	37,364	6,921	—	54,075
Other purchase accounting adjustments	—	—	—	3,396	—	3,396

Adjusted operating income (loss)	$111,780	$14,590	$(48,454)	$—	$(442)	$77,474

Other information:
Capital expenditures (d)	$3,510	$2,436	$202,176	$—	$—	$208,122

	Six Months Ended December 31, 2018
	Entertainment	Tao Group Hospitality	Corporate and Other	Purchase accounting adjustments	Inter- segment eliminations	Total
Revenues	$466,479	$116,323	$—	$—	$(436)	$582,366
Direct operating expenses	275,527	71,222	59	2,167	(436)	348,539
Selling, general and administrative expenses (a)	75,627	37,218	34,431	481	122	147,879
Depreciation and amortization (b)	5,917	2,334	38,217	8,370	—	54,838

Operating income (loss)	$109,408	$5,549	$(72,707)	$(11,018)	$(122)	$31,110

Earnings in equity method investments (f)						20,012
Interest income						14,033
Interest expense						(6,829)
Miscellaneous expense, net (c)						(8,731)

Income from operations before income taxes						$49,595

Reconciliation of operating income (loss) to adjusted operating income (loss):
Operating income (loss)	$109,408	$5,549	$(72,707)	$(11,018)	$(122)	$31,110
Add back:
Share-based compensation	8,012	80	11,111	—	—	19,203
Depreciation and amortization	5,917	2,334	38,217	8,370	—	54,838
Other purchase accounting adjustments	—	—	—	2,648	—	2,648

Adjusted operating income (loss)	$123,337	$7,963	$(23,379)	$—	$(122)	$107,799

Other information:
Capital expenditures (d)	$2,547	$11,790	$64,586	$—	$—	$78,923

(a)

Corporate and Other’s selling, general and administrative expenses primarily consist of unallocated corporate general and administrative costs, including expenses associated with the Company’s business development initiatives, as well as costs associated with the development of MSG Sphere, including technology and content development costs.

(b)

Corporate and Other principally includes depreciation and amortization on The Garden, Hulu Theater at Madison Square Garden, the Forum, and certain corporate property, equipment and leasehold improvement assets not allocated to the Company’s reportable segments.

(c)

Miscellaneous income (expense), net primarily includes (i) unrealized gain (loss) for the Company’s investment in Townsquare in accordance with the adoption of ASU No. 2016-01 since July 1, 2018, (ii) dividend income from the investment in Townsquare, and (iii) non-service cost components of net periodic pension and postretirement benefit cost in accordance with ASU No. 2017-07.

(d)

Significant majority of Corporate and Other’s capital expenditures for the years ended June 30, 2019 and 2018 as well as the six months ended December 31, 2019 and 2018 are related to the Company’s planned MSG Spheres in Las Vegas and London including the purchase of land in London in fiscal year 2018. Tao Group Hospitality’s capital expenditures for the years ended June 30, 2019 and 2018 as well as the six months ended December 31, 2018 are primarily associated with the opening of a venue. Entertainment’s capital expenditures for the year ended June 30, 2018 including certain investments with respect to Radio City Music Hall.

(e)	Entertainment’s direct operating expenses for the year ended June 30, 2017 include $33,629, of write-offs of deferred production costs associated with the New York Spectacular production.

(f)

Loss in equity method investments for the year ended June 30, 2017 reflects a pre-tax non-cash impairment charge of $20,613 to write off the carrying value of its equity investment in Fuse Media. Earnings in equity method investments for the six months ended December 31, 2018 reflects a gain on the sale of the Company’s interest in Azoff MSG Entertainment LLC of $3,259 (net of transaction costs of $2,251).

Supplemental Unaudited Pro Forma Segment Results of Operations

Comparison of the Year Ended June 30, 2019 versus the Year Ended June 30, 2018

Supplemental Unaudited Pro Forma Business Segment Results

Entertainment

The table below sets forth, for the periods presented, certain historical financial information and a reconciliation of operating income to adjusted operating income for the Company’s Entertainment segment.

	Years Ended June 30,		Change
	2019	2018	Amount	Percentage
Revenues	$797,058	$746,540	$50,518	7%
Direct operating expenses	512,926	492,895	20,031	4%
Selling, general and administrative expenses	155,904	140,817	15,087	11%
Depreciation and amortization	11,733	11,274	459	4%

Operating income	$116,495	$101,554	$14,941	15%
Reconciliation to adjusted operating income:
Share-based compensation	16,746	14,872
Depreciation and amortization	11,733	11,274

Adjusted operating income	$144,974	$127,700	$17,274	14%

Revenues

Revenues for the year ended June 30, 2019 increased $50,518, or 7%, to $797,058 as compared to the prior year. The net increase was attributable to the following:

Increase in event-related revenues from concerts	$19,966
Increase in event-related revenues from live sporting events due to higher per event revenue, slightly offset by fewer events	16,172
Increase in revenues from the presentation of the Christmas Spectacular	14,797
Increase in venue-related signage and sponsorship revenues due to increased sales of existing sponsorship and signage inventory	8,069
Increase in revenues from Obscura	5,311
Increase in suite license fee revenues due to rate increases and, to a lesser extent, the impact of the new revenue recognition standard in the current year, partially offset by lower sales of suite products	4,528
Increase in ad sales commission due to increased sales in advertising availabilities of MSG Networks	1,912
Decrease in event-related revenues from other live entertainment events	(16,899)
Decrease in BCE event-related revenues primarily due to lower ticket-related revenues from the Boston Calling Music Festival	(3,255)
Other net decreases	(83)

$50,518

The increase in event-related revenues from concerts was primarily due to additional events and higher per event revenue during the current year and, to a lesser extent, the impact from the recognition during the current year of $1,278 of revenue associated with events that took place in prior year as a result of the ticketing agreement renewal. The increase was partially offset by the impact of the new revenue recognition standard in the current year.

The increase in revenues from the presentation of the Christmas Spectacular was primarily due to (i) higher ticket-related revenue mainly as a result of higher average ticket prices, (ii) an increase in paid attendance in the current year as compared to the prior year, and (iii) the recognition during the current year of $880 of revenue associated with performances that took place in prior year as a result of the ticketing agreement renewal. The Company had 210 performances of the production in fiscal year 2019, as compared to 200 performances in fiscal year 2018 due to an extension of the show’s run announced in December 2018. For fiscal year 2019, more than one million tickets were sold, representing a mid-single digit percentage increase as compared to the prior year.

Revenues from Obscura are included as a result of its acquisition by the Company on November 20, 2017. The current year results include revenues from Obscura for a full fiscal year as compared to approximately seven months (from November 20, 2017 to June 30, 2018) in fiscal year 2018. Revenues from Obscura are principally related to its third-party production business.

The decrease in event-related revenues from other live entertainment events was primarily due to (i) the impact of a large-scale special event series held at The Garden and Hulu Theater at Madison Square Garden during the prior year, (ii) lower per event revenue during the current year as compared to the prior year and, to a lesser extent, (iii) the impact of the new revenue recognition standard in the current year. The decrease was slightly offset by additional events held at the Company’s venues during the current year as compared to the prior year.

Direct operating expenses

Direct operating expenses for the year ended June 30, 2019 increased $20,031, or 4%, to $512,926 as compared to the prior year. The net increase is attributable to the following:

Increase in event-related expenses associated with live sporting events due to higher per event expenses, slightly offset by fewer events	$10,501
Increase in direct operating expenses associated with Obscura	5,871
Increase in direct operating expenses associated with the presentation of the Christmas Spectacular	5,187
Increase in direct operating expenses associated with suite licenses primarily due to higher revenue sharing expenses associated with suite license fee revenues increases	3,914
Increase in venue operating costs, net of recovery charges from MSG primarily due to lower recovery charges for venue usage from MSG for hosting the professional sports franchises’ home games of the Knicks and Rangers at The Garden	2,192
Increase in direct operating expenses associated with the venue-related signage and sponsorship primarily due to increased sales of existing sponsorship inventory	2,063
Increase in direct operating expenses associated with the Company’s exploration of a new theatrical production	1,485
Decrease in event-related direct operating expenses associated with other live entertainment events	(9,757)
Decrease in BCE event-related direct operating expenses due to lower costs related to the Boston Calling Music Festival	(1,914)
Decrease in event-related direct operating expenses associated with concerts	(978)
Other net increases	1,467

$20,031

Direct operating expenses from Obscura are included as a result of its acquisition by the Company on November 20, 2017. The current year results include direct operating expenses from Obscura for a full fiscal year as compared to approximately seven months (from November 20, 2017 to June 30, 2018) in fiscal year 2018. Direct operating expenses from Obscura are principally related to third-party production business.

The increase in direct operating expenses associated with the presentation of the Christmas Spectacular was primarily due to (i) higher labor costs, (ii) higher costs associated with more performances in the current year, (iii) costs related to show enhancements, and (iv) higher marketing expenses during the current year as compared to the prior year. The Company had 210 performances of the production in fiscal year 2019, as compared to 200 performances in fiscal year 2018 due to an extension of the show’s run announced in December 2018.

The decrease in event-related direct operating expenses associated with other live entertainment events was primarily due to (i) the impact of a large-scale special event series held at The Garden and Hulu Theater at Madison Square Garden during the prior year, (ii) the impact of the new revenue recognition standard in the current year, and (iii) to a lesser extent, lower per event expenses during the current year as compared to the prior year. The decrease was slightly offset by additional events held at the Company’s venues during the current year as compared to the prior year.

The decrease in event-related direct operating expenses associated with concerts was primarily due to the impact of the new revenue recognition standard in the current year. The decrease was largely offset by additional events held at the Company’s venues and higher per event expenses during the current year as compared to the prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended June 30, 2019 increased $15,087 or 11%, to $155,904 as compared to the prior year due to i) higher employee compensation and related benefits of $6,145, (ii) an increase in professional fees of $4,545, and (iii) the inclusion of Obscura’s selling, general and administrative costs related to its third-party production business for a full fiscal year as compared to approximately seven months (from November 20, 2017 to June 30, 2018) in fiscal year 2018 of $2,125.

Operating income

Operating income for the year ended June 30, 2019 increased $14,941, or 15%, to $116,495 as compared to the prior year due to higher revenues, partially offset by an increase in direct operating expenses and an increase in selling, general and administrative expenses, as discussed above.

Adjusted operating income

Adjusted operating income for the year ended June 30, 2019 increased $17,274, or 14%, to $144,974 as compared to the prior year. The increase in adjusted operating income is higher than the increase in operating income primarily due to higher share-based compensation.

Tao Group Hospitality

The table below sets forth, for the periods presented, certain historical financial information and a reconciliation of operating income to adjusted operating income for the Company’s Tao Group Hospitality segment.

	Years Ended June 30,		Change
	2019	2018	Amount	Percentage
Revenues	$253,651	$242,814	$10,837	4%
Direct operating expenses	153,969	137,723	16,246	12%
Selling, general and administrative expenses	75,529	70,608	4,921	7%
Depreciation and amortization	6,437	7,241	(804)	(11)%

Operating income	$17,716	$27,242	$(9,526)	(35)%
Reconciliation to adjusted operating income:
Share-based compensation	137	168
Depreciation and amortization	6,437	7,241

Adjusted operating income	$24,290	$34,651	$(10,361)	(30)%

Tao Group Hospitality’s operating results are recorded in the Company’s combined statements of operations on a three-month lag basis. As a result, Tao Group Hospitality’s related revenues for fiscal year 2019 are for the period from April 2, 2018 to March 31, 2019, as compared to Tao Group Hospitality’s related revenues for fiscal year 2018, which are for the period from March 27, 2017 to April 1, 2018.

Revenues

Revenues for the year ended June 30, 2019 increased $10,837, or 4%, to $253,651 as compared to the prior year. The net increase was attributable to the following:

Increase in revenues associated with new venue sales primarily due to the opening of TAO Chicago in September 2018	$20,590
Decrease in revenues associated with comparable sales primarily due to New York and Los Angeles venues inclusive of the impact of the current year containing 52 weeks of operations as compared to 53 weeks during the prior year due to the timing of the retail calendar	(7,437)
Decrease in revenues associated with the closing of Stanton Social in New York	(2,419)
Other net increases	103

$10,837

Direct operating expenses

Direct operating expenses for the year ended June 30, 2019 increased $16,246 or 12%, to $153,969 as compared to the prior year. The net increase is attributable to the following:

Increase in direct operating expenses associated with employee compensation and related benefits	$8,278
Increase in direct operating expenses associated with performer costs	4,554
Increase in direct operating expenses associated with costs of food and beverage	2,046
Increase in direct operating expenses associated with leased costs	992
Other net increases	376

$16,246

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended June 30, 2019 increased $4,921 or 7%, to $75,529 as compared to the prior year primarily due to higher employee compensation and related benefits of $3,200 and venue pre-opening costs of $3,113 primarily for non-cash deferred rent expense, slightly offset by other net decreases.

Depreciation and amortization

Depreciation and amortization for the year ended June 30, 2019 decreased $804, or 11%, to $6,437 as compared to the prior year primarily due to certain assets being fully depreciated.

Operating income

Operating income for the year ended June 30, 2019 decreased $9,526, or 35%, to $17,716 as compared to the prior year due to higher direct operating expenses and, to a lesser extent, increase in selling, general and administrative expenses, partially offset by higher revenues and, to a lesser extent, lower depreciation and amortization, as discussed above.

Adjusted operating income

Adjusted operating income for the year ended June 30, 2019 decreased $10,361, or 30%, to $24,290 as compared to the prior year. The decrease in adjusted operating income is higher than the decrease in operating income primarily due to lower depreciation and amortization.

Comparison of the Year Ended June 30, 2018 versus the Year Ended June 30, 2017

Supplemental Unaudited Pro Forma Business Segment Results

Entertainment

The table below sets forth, for the periods presented, certain historical financial information and a reconciliation of operating income to adjusted operating income for the Company’s Entertainment segment.

	Years Ended June 30,		Change
	2018	2017	Amount	Percentage
Revenues	$746,540	$676,837	$69,703	10%
Direct operating expenses	492,895	487,642	5,253	1%
Selling, general and administrative expenses	140,817	131,313	9,504	7%
Depreciation and amortization	11,274	10,275	999	10%

Operating income	$101,554	$47,607	$53,947	NM
Reconciliation to adjusted operating income:
Share-based compensation	14,872	16,764
Depreciation and amortization	11,274	10,275

Adjusted operating income	$127,700	$74,646	$53,054	71%

NM — Percentage is not meaningful

Revenues

Revenues for the year ended June 30, 2018 increased $69,703, or 10%, to $746,540 as compared to the prior year. The net increase is attributable to the following:

Increase in event-related revenues from concerts due to additional events and higher per event revenue	$46,327
Increase in event-related revenues from other live entertainment events	20,323
Increase in venue-related signage and sponsorship revenues primarily due to sales of new sponsorship and signage inventory and increased sales of existing sponsorship and signage inventory	10,747
Increase in suite license fee revenues primarily due to rate increases	6,002
Increase in revenues from the presentation of the Christmas Spectacular	5,055
Decrease in revenues from the presentation of the New York Spectacular as a result of no scheduled performances in fiscal year 2018	(11,483)
Decrease in event-related revenues from live sporting events	(10,817)
Decrease in BCE event-related revenues primarily due to a decrease in ticket-related revenue	(2,712)
Other net increases, primarily due to the inclusion of revenue associated with the acquisition of Obscura	6,261

$69,703

The increase in event-related revenues from other live entertainment events was primarily due to higher per event revenue including the impact of a large-scale special event series held at The Garden and Hulu Theater at Madison Square Garden during fiscal year 2018 and, to a lesser extent, additional events held at the Company’s venues during fiscal year 2018 as compared to the prior year.

The increase in revenues from the presentation of the Christmas Spectacular was primarily due to higher ticket-related revenue, mainly as a result of higher average ticket prices and the impact of additional scheduled performances, partially offset by a decrease in average per-show paid attendance in fiscal year 2018 as compared to the prior year. The Company had 200 scheduled performances of the production during the 2018 holiday season as compared to 197 scheduled performances during the 2017 holiday season. For the 2017 holiday season, more than one million tickets were sold, representing a low single digit percentage decrease as compared to the 2016 holiday season.

The decrease in revenues from the presentation of the New York Spectacular was driven by no scheduled performances in fiscal year 2018 as compared to 56 scheduled performances presented in the prior year. This was a result of the Company’s decision to suspend the planned 2017 presentation announced in February 2017.

The decrease in event-related revenues from live sporting events was due to lower per event revenue during fiscal year 2018 as compared to the prior year and one event that generated lower revenue during fiscal year 2018 as compared to the prior year.

Direct operating expenses

Direct operating expenses for the year ended June 30, 2018 increased $5,253, or 1%, to $492,895 as compared to the prior year. The net increase is attributable to the following:

Increase in event-related direct operating expenses associated with concerts primarily due to additional events held at the venues and higher per event expenses	$22,874
Increase in event-related direct operating expenses associated with other live entertainment events	11,210
Increase in direct operating expenses associated with venue-related signage and sponsorship primarily due to higher revenue sharing expenses associated with the venue-related signage and sponsorship that are attributable to MSG	10,268
Increase in venue operating costs, net of recovery charges from MSG primarily due to lower recovery charges for venue usage from MSG for hosting the professional sports franchises’ home games of the Knicks and Rangers at The Garden and higher labor-related costs at our venues	9,022
Increase in BCE event-related direct operating expenses due to higher costs related to the Boston Calling Music Festival	3,954
Increase in direct operating expenses associated with suite licenses primarily due to higher revenue sharing expenses associated with suite license fee revenue increases	4,310
Increase in direct operating expenses associated with the presentation of the Christmas Spectacular	1,386
Decrease in direct operating expenses associated with the presentation of the New York Spectacular as a result of no scheduled performances in fiscal year 2018	(56,196)
Decrease in event-related expenses associated with live sporting events	(5,612)
Other net increases include lower purchase accounting adjustments in fiscal year 2018 as compared to the prior year offset by the inclusion of direct expenses related to Obscura’s third-party production business	4,037

$5,253

The increase in event-related direct operating expenses associated with other live entertainment events was primarily due to higher per event expenses including the impact of a large-scale special event series held at The Garden and Hulu Theater at Madison Square Garden during fiscal year 2018 and, to a lesser extent, additional events held at the Company’s venues during fiscal year 2018 as compared to the prior year.

The increase in direct operating expenses associated with the presentation of the Christmas Spectacular was primarily due to higher labor costs and an increase in deferred production cost amortization, partially offset by lower marketing expenses during fiscal year 2018 as compared to the prior year. The Company had 200 scheduled performances of the production during the 2018 holiday season as compared to 197 scheduled performances during the 2017 holiday season.

The decrease in direct operating expenses associated with the presentation of the New York Spectacular was driven by no scheduled performances in fiscal year 2018 as compared to 56 scheduled performances presented in the prior year. This was a result of the Company’s decision to suspend the planned 2017 presentation announced in February 2017.

The decrease in event-related expenses associated with live sporting events was primarily due to lower per event expenses during fiscal year 2018 as compared to the prior year, and to a lesser extent, one event that generated lower expense during fiscal year 2018 as compared to the prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended June 30, 2018 increased $9,504, or 7%, to $140,817 as compared to the prior year primarily due to higher professional fees.

Depreciation and amortization

Depreciation and amortization for the year ended June 30, 2018 increased $999, or 10%, to $11,274 as compared to the prior year primarily due to certain investments with respect to Radio City Music Hall.

Operating income

Operating income for the year ended June 30, 2018 increased $53,947 to $101,554 as compared to the prior year due to higher revenues slightly offset by higher selling, general and administrative expenses and an increase in direct operating expenses, as discussed above.

Adjusted operating income

Adjusted operating income for the year ended June 30, 2018 increased $53,054, or 71%, to $127,700 as compared to the prior year. The increase in adjusted operating income is lower than the increase in operating income primarily due to lower share-based compensation of $1,892, partially offset by higher depreciation and amortization of $999.

Tao Group Hospitality

The table below sets forth, for the periods presented, certain historical financial information and a reconciliation of operating income to adjusted operating income for the Company’s Tao Group Hospitality segment.

	Years Ended June 30,		Change (a)
	2018	2017	Amount	Percentage
Revenues	$242,814	$34,185	$208,629	NM
Direct operating expenses	137,723	19,647	118,076	NM
Selling, general and administrative expenses	70,608	11,738	58,870	NM
Depreciation and amortization	7,241	1,064	6,177	NM

Operating income	$27,242	$1,736	$25,506	NM
Reconciliation to adjusted operating income:
Share-based compensation	168	—
Depreciation and amortization	7,241	1,064

Adjusted operating income	$34,651	$2,800	$31,851	NM

NM — Percentage is not meaningful

(a)

The Company completed the acquisition of Tao Group Hospitality on January 31, 2017. Tao Group Hospitality’s financial statements are not available within the time constraints the Company requires to ensure the financial accuracy of the operating results. Therefore, the Company records Tao Group Hospitality’s operating results in its consolidated statements of operations on a three-month lag basis. Tao Group Hospitality reports on a fiscal year reflecting the retail calendar that ends on the last Sunday of the calendar year (containing 4-4-5 week calendar quarters). As a result, Tao Group Hospitality’s related operating results for the year ended June 30, 2018 are for the period from March 27, 2017 to April 1, 2018. Tao Group Hospitality’s related operating results for the year ended June 30, 2017 are for the period from February 1, 2017 to March 26, 2017.

Comparison of the Six Months Ended December 31, 2019 versus the Six Months Ended December 31, 2018

Supplemental Unaudited Pro Forma Business Segment Results

Entertainment

The table below sets forth, for the periods presented, certain historical financial information and a reconciliation of operating income to adjusted operating income for the Company’s Entertainment segment.

	Six Months Ended December 31,		Change
	2019	2018	Amount	Percentage
Revenues	$445,022	$466,479	$(21,457)	(5)%
Direct operating expenses	263,046	275,527	(12,481)	(5)%
Selling, general and administrative expenses	78,836	75,627	3,209	4%
Depreciation and amortization	5,551	5,917	(366)	(6)%

Operating income	$97,589	$109,408	$(11,819)	(11)%
Reconciliation to adjusted operating income:
Share-based compensation	8,640	8,012
Depreciation and amortization	5,551	5,917

Adjusted operating income	$111,780	$123,337	$(11,557)	(9)%

Revenues

Revenues for the six months ended December 31, 2019 decreased $21,457, or 5%, to $445,022 as compared to the prior year period. The net decrease was attributable to the following:

Decrease in revenues from Obscura due to the decision to wind down its third-party production business to focus on the development of MSG Sphere	$(8,129)
Decrease in event-related revenues from concerts due to lower per-event revenues, partially offset by additional events held at the Company’s venues	(4,906)
Decrease in venue-related signage and sponsorship revenues due to lower sales of existing sponsorship and signage inventory	(4,753)
Decrease in event-related revenues from other live sporting events primarily due to fewer events partially offset by higher per-event revenue	(3,500)
Decrease in revenues associated with the expiration of the Wang Theatre booking agreement in February 2019	(3,251)
Increase in event-related revenues from other live entertainment events	1,821
Increase in revenues from the presentation of the Christmas Spectacular	1,769
Other net decreases	(508)

$(21,457)

The increase in event-related revenues from other live entertainment events was primarily due to higher per-event revenue from a theatrical production at the Hulu Theater at Madison Square Garden and The Chicago Theatre partially offset by the impact of a large-scale special event held at Radio City Music Hall during the prior year period. The Company did not have a comparable special event in the current year period.

The increase in revenues from the presentation of the Christmas Spectacular, as compared to the prior year period, was primarily due to the following:

•	higher per-show ticket-related revenue from higher average ticket prices, an increase in average per-show paid attendance, and higher ticket-related fees in the current year period; and

•

higher merchandise revenue due to recording certain merchandise sales on a gross basis (as principal) as a result of transitioning those operations in-house in the current year period that were outsourced in the prior year period.

The increase in per-show ticket-related revenue and merchandise revenue discussed above were partially offset by the impact on ticket-related revenue due to fewer scheduled performances in the current year period as compared to the prior year period. The Company had 199 scheduled Christmas Spectacular performances in this year’s holiday season, of which 186 took place in the second quarter of fiscal year 2020, as compared to 210 scheduled performances in the prior year’s holiday season, of which 197 took place in the second quarter of fiscal year 2019. For this year’s holiday season, more than one million tickets were sold, representing a low-single digit percentage decrease as compared to the prior year period.

Direct operating expenses

Direct operating expenses for the six months ended December 31, 2019 decreased $12,481, or 5%, to $263,046 as compared to the prior year period. The net decrease is attributable to the following:

Decrease in direct operating expenses associated with Obscura due to the decision to wind down its third-party production business to focus on the development of MSG Sphere	$(6,492)
Decrease in direct operating expenses associated with the venue-related signage and sponsorship primarily due to lower revenue sharing expenses associated with venue-related signage and sponsorship revenues decreases	(3,672)
Decrease in direct operating expenses associated with the expiration of the Wang Theatre booking agreement in February 2019	(1,694)
Decrease in event-related expenses associated with live sporting events primarily due to fewer events partially offset by higher per-event expenses	(1,666)
Decrease in event-related direct operating expenses associated with other live entertainment events	(1,269)
Increase in venue operating costs, net of recovery charges from MSG	3,231
Other net decreases	(919)

$(12,481)

The decrease in event-related direct operating expenses from other live entertainment events was due to the impact of a large-scale special event held at Radio City Music Hall during the prior year period. The Company did not have a comparable special event in the current year period. The decrease was partially offset by higher per-event expenses from a theatrical production at the Hulu Theater at Madison Square Garden and The Chicago Theatre.

The increase in venue operating costs, net reflects higher labor costs and higher repair and maintenance costs at the Company’s venues, and to a lesser extent, lower recovery charges for venue usage from MSG for hosting the professional sports franchises’ home games of the Knicks and Rangers at The Garden in the current year period as compared to the prior year period.

Selling, general and administrative expenses

Selling, general and administrative expenses for the six months ended December 31, 2019 increased $3,209, or 4%, to $78,836 as compared to the prior year period primarily due to higher employee compensation and related benefits of $6,542 and an increase in professional fees of $861. The increase was partially offset by lower selling, general and administrative expenses associated with Obscura of $5,129 due to the Company’s decision to wind down Obscura’s third-party production business to focus on the development of MSG Sphere.

Operating income

Operating income for the six months ended December 31, 2019 decreased $11,819, or 11%, to $97,589 as compared to the prior year period primarily due to lower revenues and, to a lesser extent, higher selling, general and administrative expenses, partially offset by a decrease in direct operating expenses, as discussed above.

Adjusted operating income

Adjusted operating income for the six months ended December 31, 2019 decreased $11,557, or 9%, to $111,780 as compared to the prior year period. The decrease in adjusted operating income is lower than the decrease in operating income primarily due to higher share-based compensation of $628, partially offset by lower depreciation and amortization of $366.

Tao Group Hospitality

The table below sets forth, for the periods presented, certain historical financial information and a reconciliation of operating income to adjusted operating income for the Company’s Tao Group Hospitality segment.

	Six Months Ended December 31,		Change
	2019	2018	Amount	Percentage
Revenues	$122,863	$116,323	$6,540	6%
Direct operating expenses	73,675	71,222	2,453	3%
Selling, general and administrative expenses	34,626	37,218	(2,592)	(7)%
Depreciation and amortization	4,239	2,334	1,905	82%

Operating income	$10,323	$5,549	$4,774	86%
Reconciliation to adjusted operating income:
Share-based compensation	28	80
Depreciation and amortization	4,239	2,334

Adjusted operating income	$14,590	$7,963	$6,627	83%

Revenues

Revenues for the six months ended December 31, 2019 increased $6,540, or 6%, to $122,863 as compared to the prior year period. The net increase was attributable to the following:

Increase in revenues associated with new venue sales primarily due to the opening of TAO Chicago in September 2018	$14,420
Decrease in revenues associated with comparable sales primarily due to New York venues	(6,747)
Decrease in revenues associated with the closing of Stanton Social in New York	(2,099)
Other net increases	966

$6,540

Direct operating expenses

Direct operating expenses for the six months ended December 31, 2019 increased $2,453 or 3%, to $73,675 as compared to the prior year period. The net increase is attributable to the following:

Increase in direct operating expenses associated with employee compensation and related benefits	$1,934
Increase in direct operating expenses associated with leased costs	721
Decrease in direct operating expenses associated with costs of food and beverage	(766)
Other net increases	564

$2,453

Selling, general and administrative expenses

Selling, general and administrative expenses for the six months ended December 31, 2019 decreased $2,592 or 7%, to $34,626 as compared to the prior year period primarily due to the absence of venue pre-opening costs of $3,738 that were recorded in the prior year period, slightly offset by higher employee compensation and related benefits of $834 and higher professional fees of $207.

Depreciation and amortization

Depreciation and amortization for the six months ended December 31, 2019 increased $1,905 or 82%, to $4,239 as compared to the prior year period primarily due to capital expenditures associated with the opening of a new venue in September 2018.

Operating income

Operating income for the six months ended December 31, 2019 increased $4,774, or 86%, to $10,323 as compared to the prior year period due to higher revenues and, to a lesser extent, lower selling, general and administrative expenses, partially offset by an increase in direct operating expenses and higher depreciation and amortization, as discussed above.

Adjusted operating income

Adjusted operating income for the six months ended December 31, 2019 increased $6,627, or 83%, to $14,590 as compared to the prior year period. The increase in adjusted operating income was higher than the increase in operating income primarily due to higher depreciation and amortization of $1,905.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash and cash equivalents, cash flows from the operations of our businesses and maximum borrowing capacity under the $25,000 Tao Revolving Credit Facility (as defined below) through the consolidation of Tao Group Hospitality. Our principal uses of cash include working capital-related items, capital spending (including our planned construction of large-scale venues in Las Vegas and London), investments and related loans that we may fund from time to time, repayment of debt, and the payment of earn-out obligations and mandatory purchases from prior acquisitions. We may also use cash to repurchase our common stock. The decisions of the Company as to the use of its available liquidity will be based upon the ongoing review of the funding needs of the business, the optimal allocation of cash resources, and the timing of cash flow generation. To the extent the Company desires to access alternative sources of funding through the capital and credit markets, challenging U.S. and global economic conditions could adversely impact its ability to do so at that time.

Our operations and operating results have been, and continue to be, materially impacted by the coronavirus and government actions taken in response. On the date of this information statement, our business operations have been suspended and it is not clear when those operations will resume. As an additional source of liquidity for MSG in response to the coronavirus, the Company expects to enter into two delayed draw term loan agreements with subsidiaries of MSG on or prior to the date of the Distribution. Two of MSG’s subsidiaries, MSG NYK Holdings, LLC and MSG NYR Holdings, LLC will be able to draw up to $110,000 and $90,000, respectively (the “DDTL Facilities”) for general corporate purposes for a period of 18 months following the effective date of the facilities. Each DDTL Facility will bear interest at a rate equal to LIBOR plus 2.00%, or at the option of MSG, a base rate plus 1.00%. If MSG draws down on one or both DDTL Facilities, the outstanding principal balance of each term loan will be due, together with any unpaid interest thereon, on the day that is 18 months following the effective date of the applicable facility. The Company does not expect MSG to draw on the DDTL Facilities prior to or following the completion of the Distribution; however, if MSG were to do so, the Company’s cash balance would decrease by up to $200,000. For more information on the DDTL Facilities, see “Certain Relationships and Related Party Transactions — Relationship between MSG and Us After the Distribution — MSG Delayed Draw Term Loan Agreements.”

MSG uses a centralized approach to cash management and financing of operations. Cash is managed centrally with net earnings reinvested and working capital requirements met from existing liquid funds. The Company and MSG’s cash was available for use and was regularly “swept” historically. Most of the cash and cash equivalents held at the corporate level by MSG were attributed to Spinco for each of the periods presented, as such cash was held in accounts legally owned by Spinco.

Following the Distribution, the Company expects to institute a share repurchase program pursuant to an authorization from our Board of Directors to repurchase up to $350 million of the Company’s Class A Common Stock. Under the authorization, shares of Class A Common Stock may be purchased from time to time in open market transactions, in accordance with applicable insider trading and other securities laws and regulations. The timing and amount of purchases will depend on market conditions and other factors.

We regularly monitor and assess our ability to meet our net funding and investing requirements. We believe we have sufficient liquidity, including approximately $998,000 in unrestricted cash and cash equivalents and $113,000 of short-term investments as of December 31, 2019, along with available borrowing capacity under the Tao Revolving Credit Facility combined with operating cash flows and cash from anticipated borrowings under the MSG revolving credit facilities, over the next 12 months to fund our operations and to pursue the development of the new venues discussed below and other new business opportunities. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies — Short-Term Investments”, and “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 9. Fair Value Measurements” for a discussion of the Company’s short-term investments.

Tao Group Hospitality’s principal uses of cash include working capital related-items, investments in new venues, tax-related cash distributions, interest expense payments, and repayments of debt. Tao Group Hospitality plans to grow its business through the opening of new venues. Tao Group Hospitality regularly monitors and assesses its ability to meet its funding and investment requirements. Prior to the impacts of the coronavirus impacting the business of Tao Group Hospitality, the Company believed that Tao Group Hospitality would have sufficient liquidity from cash-on-hand, cash generated from operations and its revolving credit facility to fund its operations, service debt obligations and pursue new business opportunities over the next 12 months. As a result of the government restrictions to address coronavirus concerns limiting restaurants and bars to only take-out and delivery service and requiring that nightlife venues close, Tao Group Hospitality’s business has been materially impacted. If these restrictions remain in effect for a significant period of time or concerns regarding coronavirus continue to impact the use of and demand for Tao Group Hospitality’s venues even after the restrictions are lifted, Tao Group Hospitality may not have sufficient liquidity from cash-on-hand, cash generated from operations and its revolving credit facility to fund its operations, service debt obligations or pursue new business opportunities over the next 12 months.

MSG Spheres

The Company has made significant progress on MSG Sphere at The Venetian, its state-of-the-art entertainment venue currently under construction in Las Vegas. As a result of the coronavirus, there have been disruptions beyond our control, including to our supply chain for the construction of the MSG Sphere in Las Vegas. These disruptions, as well as other possible coronavirus-related impacts, will lead to delays in construction. At this time, we are unable to determine the full impact of coronavirus-related disruptions on the project, but they are likely to impact our goal of opening the MSG Sphere in Las Vegas in calendar year 2021 and may impact our cost estimates. In addition, if the construction is suspended, we would expect to incur additional expenses as a result of stopping and restarting construction. We continue to monitor the progress of both London and Las Vegas.

The Company expects the venue to have a number of significant revenue streams, including a wide variety of content such as attractions, concert residencies, corporate and select sporting events, as well as sponsorship and premium hospitality opportunities. As a result, we anticipate that MSG Sphere at The Venetian will generate substantial revenue and adjusted operating income on an annual basis.

Our current cost estimate, inclusive of core technology and soft costs, for MSG Sphere at The Venetian is approximately $1,660,000. This cost estimate is net of $75,000 that the Las Vegas Sands Corp. has agreed to pay to defray certain construction costs and also excludes significant capitalized and non-capitalized costs for items such as content creation, internal labor, and furniture and equipment. Relative to our current cost estimate above, our actual construction costs for MSG Sphere at The Venetian incurred through December 31, 2019 were approximately $248,000, which is net of $37,500 received from Las Vegas Sands Corp. during the six months ended December 31, 2019. Our goal is to open MSG Sphere at The Venetian in calendar year 2021. As with any major construction project, the construction of MSG Sphere is subject to potential unexpected delays, costs or other complications. See “Risk Factors — We Are Building And Plan to Build and Operate Entertainment Venues in Las Vegas and London and are Exploring Other Potential Sites. These State-of-the-Art Venues Will Use Cutting-Edge Technologies and Will Require Significant Capital Investment by the Company. There Can Be No Assurance That the MSG Spheres Will Be Successful.”

See Exhibit 10.18 to the registration statement of which this information statement forms a part that we have filed with the SEC for a copy of the Construction Agreement, dated May 31, 2019, by and between MSG Las Vegas, LLC and Hunt Construction Group Inc. (AECOM).

In February 2018, we announced the purchase of land in Stratford, London, which we expect will become home to a future MSG Sphere. Cost estimates for MSG Sphere in London are still in development as the Company continues to refine its design, which it currently expects will be substantially similar to MSG Sphere in Las Vegas, including having approximately the same seating capacity. The Company submitted a planning application to the local planning authority in March 2019 and the planning application process has continued in 2020. The Company is using this time to continue building on its design and construction learnings in Las Vegas, which it will leverage in London. And as we work through this planning application and design process, we expect our timeline will evolve and, therefore, we do not have a target opening date at this time.

With regard to MSG Sphere at The Venetian, the Company plans to finance the construction of the venue primarily from cash-on-hand, cash flows from operations and cash from borrowings under the MSG revolving credit facilities, as well as additional debt financing. There is no assurance that the Company will be able to obtain such capital.

While the Company plans to self-fund the construction of MSG Sphere at The Venetian, the Company’s intention for any future venues is to explore other options, including non-recourse debt financing, joint ventures, equity partners and a managed venue model.

Financing Agreements

On May 23, 2019, Tao Group Intermediate Holdings LLC (“TAOIH”) and Tao Group Operating LLC (“TAOG”), entered into a credit agreement (the “Tao Senior Credit Agreement”) with JPMorgan Chase Bank, N.A., and the lenders party thereto. The Tao Senior Credit Agreement provides TAOG with senior secured credit facilities (the “Tao Senior Secured Credit Facilities”) consisting of: (i) an initial $40,000 term loan facility with a term of five years and (ii) a $25,000 revolving credit facility with a term of five years (the “Tao Revolving Credit Facility”). The Tao Senior Secured Credit Facilities were obtained without recourse to the Company or any of its affiliates (other than TAOG, TAOIH and its subsidiaries). There was no outstanding amount drawn on the Tao Revolving Credit Facility as of December 31, 2019. As of December 31, 2019, TAOIH was in compliance with the required financial covenants.

Tao Group Hospitality has financed its operations under the Tao Senior Credit Agreement, including with the $25.0 million revolving credit facility. As a result of the restrictions imposed by various city and state governments addressing coronavirus concerns limiting restaurants and bars to only take-out and delivery service and requiring that nightlife venues close, Tao Group Hospitality’s business has been materially impacted. If these restrictions remain in effect for a significant period of time or concerns regarding coronavirus impact the use of and demand for Tao Group Hospitality’s venues even after the restrictions are lifted, Tao Group Hospitality may not have access to the revolving credit facility under the Tao Senior Credit Agreement to finance its operations and expansion strategy, and may not be able to secure alternative sources of financing.

On May 23, 2019, a subsidiary of the Company and a subsidiary of Tao Group Hospitality entered into an intercompany subordinated term loan credit agreement providing for a credit facility of $49,000 that matures in August 2024 (the “Tao Subordinated Credit Agreement”). During the six months ended December 31, 2019, Tao Group Hospitality repaid $5,000 under the Tao Subordinated Credit Agreement. The balances and interest-related activities pertaining to the Tao Subordinated Credit Agreement have been eliminated in the combined financial statements in accordance with ASC Topic 810, Consolidation. As of December 31, 2019, Tao Group Hospitality was in compliance with the required financial covenants.

See “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 10. Credit Facilities” for discussions of the Company’s debt obligations and various financing agreements.

Bilateral Letters of Credit Lines

The Company has established bilateral credit lines with a bank to issue letters of credit in support of the Company’s business operations. The Company pays fees for the letters of credit that are credited against interest income the Company receives in return from its investments in notes receivable with the same bank. As of December 31, 2019, the Company had $12,512 of letters of credit outstanding pursuant to which fees were credited against a note investment, which included two letters of credit for $750 pertaining to Tao Group Hospitality as of September 29, 2019.

Cash Flow Discussion

As of December 31, 2019, cash, cash equivalents and restricted cash totaled $1,015,575, as compared to $1,092,065 as of June 30, 2019, $1,234,097 as of December 31, 2018, $1,232,356 as of June 30, 2018, and

$1,241,908 as of June 30, 2017. The following table summarizes the Company’s cash flow activities for the six months ended December 31, 2019 and 2018 and for the years ended June 30, 2019, 2018 and 2017:

	Six Months Ended December 31,		Years Ended June 30,
	2019	2018	2019	2018	2017
Net income (loss)	$22,284	$48,811	$(30,138)	$1,887	$(112,611)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	68,192	64,609	149,192	114,454	184,315

Subtotal	$90,476	$113,420	$119,054	$116,341	$71,704
Changes in working capital assets and liabilities	5,124	(88,728)	(27,330)	28,044	24,611

Net cash provided by operating activities	$95,600	$24,692	$91,724	$144,385	$96,315
Net cash used in investing activities	(129,700)	(13,748)	(228,063)	(169,624)	(260,055)
Net cash provided by (used in) financing activities	(44,083)	(9,601)	(8,621)	15,356	(38,625)
Effect of exchange rates on cash, cash equivalents and restricted cash	1,693	398	4,669	331	—

Net increase (decrease) in cash, cash equivalents and restricted cash	$(76,490)	$1,741	$(140,291)	$(9,552)	$(202,365)

Operating Activities

Net cash provided by operating activities for the six months ended December 31, 2019 improved by $70,908 to $95,600 as compared to the prior year period primarily due to changes in working capital assets and liabilities which include (i) higher increase in accrued and other liabilities primarily due to funds received from Las Vegas Sands Corp. in connection with the ground lease in Las Vegas, (ii) lower increase in accounts receivable due to timing, (iii) lower decrease in collections due to promoters due to timing, and (iv) lower net decreases in other working capital, partially offset by lower net income in the current year period as compared to the prior year period.

Net cash provided by operating activities for the year ended June 30, 2019 decreased by $52,661 to $91,724 as compared to the prior year primarily due to a net decrease in working capital assets and liabilities which include lower (i) collections due to promoters, (ii) prepaid expenses and other assets, and (iii) deferred revenue, partially offset by higher accrued liabilities, all due to timing. The net decrease was slightly offset by cash operating results which include the change from net income to a net loss in the current year as compared to the prior year adjusted for non-cash items as described in the “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Combined Statements of Cash Flows.”

Net cash provided by operating activities for the year ended June 30, 2018 improved by $48,070 to $144,385 as compared to the prior year primarily due to cash operating results which include the change from a net loss to a net income in fiscal year 2018 as compared to the prior year adjusted for non-cash items as described in the “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Combined Statements of Cash Flows.”

Investing Activities

Net cash used in investing activities for the six months ended December 31, 2019 increased by $115,952 to $129,700 as compared to the prior year period primarily due to (i) higher capital expenditures in the current year period as compared to the prior year period, of which substantially all are related to the Company’s planned MSG Spheres in Las Vegas and London, and (ii) lower proceeds received from the sale of the Company’s 50% interest in AMSGE in the prior year period compared to the sale of the Company’s 50% interest in Tribeca in the current year period. This increase was partially offset by (i) a loan repayment received from a subordinated note, (ii) lower investments made in nonconsolidated affiliates as compared to the prior year period, and (iii) acquisition of notes receivable during the prior year period as compared to none during the current year period.

Net cash used in investing activities for the year ended June 30, 2019 increased by $58,439 to $228,063 as compared to the prior year primarily due to the Company’s investment in a British pound-denominated time deposit, an investment in SACO and repayments received from loans to nonconsolidated affiliates in the prior year. The increase in cash used was partially offset by proceeds received from the sale of the Company’s 50% interest in AMSGE and other net investing activities.

Net cash used in investing activities for the year ended June 30, 2018 decreased by $90,431 to $169,624 as compared to the prior year primarily due to (i) a net decrease in business acquisitions, (ii) repayments received from loans to nonconsolidated affiliates, and (iii) the acquisition of available-for-sale securities in the prior year. These decreases were partially offset by (i) higher capital expenditures in fiscal year 2018, primarily associated with the purchase of land in London and costs incurred in developing the Company’s new venues in Las Vegas and London, (ii) new investments made in nonconsolidated affiliates, and (iii) payments to acquire notes receivable during fiscal year 2018 as compared to cash received upon maturity of a note receivable during the prior year.

Financing Activities

Net cash used in financing activities for the six months ended December 31, 2019 increased by $34,482 to $44,083 as compared to the prior year period due to net transfers to MSG and MSG’s subsidiaries and a repayment on the Tao Revolving Credit Facility.

Net cash used in financing activities for the year ended June 30, 2019 increased by $23,977 to $8,621 as compared to the prior year due to the repayment of all obligations under the 2017 Tao Credit Agreement partially offset by proceeds received from borrowings under the Tao Senior Credit Agreement, net transfers from MSG and MSG’s subsidiaries, and other net financing activities.

Net cash provided by financing activities for the year ended June 30, 2018 increased by $53,981 to $15,356 as compared to the prior year due to net transfers from MSG and MSG’s subsidiaries slightly offset by distributions to noncontrolling interest holders related to the acquisition of Tao Group Hospitality in fiscal year 2018.

Contractual Obligations and Off-Balance Sheet Arrangements

Future cash payments required under contracts entered into by the Company in the normal course of business and outstanding letters of credit as of June 30, 2019 are summarized in the following table:

	Payments Due by Period
	Total	Year 1	Years 2-3	Years 4-5	More Than 5 Years
Off-balance sheet arrangements: (a)
Contractual obligations	$3,250	$2,712	$538	$—	$—
Operating lease obligations (b)	376,866	55,212	108,649	89,647	123,358
Letters of credit (c)	12,512	12,512	—	—	—

	392,628	70,436	109,187	89,647	123,358

Contractual obligations reflected on the balance sheet (d)	66,598	32,848	11,250	22,500	—

Total (e)	$459,226	$103,284	$120,437	$112,147	$123,358

(a)

Off-balance sheet arrangements disclosed in the table above do not include MSG Sphere related commitments that are not reflected on the balance sheet of $1,049,781. Such arrangements are associated with the development and construction of MSG Sphere in Las Vegas. The timing of the future cash payments disclosed is uncertain and may change as the development and construction of MSG Sphere in Las Vegas progresses.

(b)

Operating lease obligations primarily represent future minimum rental payments on various long-term, noncancelable leases for the Company’s venues, including the Tao Group Hospitality venues and various corporate offices.

(c)	Consist of letters of credit obtained by the Company as collateral for development of MSG Sphere in Las Vegas and lease agreements.
(d)

Includes scheduled principal repayments required under the long-term debt outstanding as of June 30, 2019. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 10. Credit Facilities” for discussions of the Company’s principal repayment requirement under the Tao Term Loan Facility. In addition, the amounts on the table above do not include a repayment of $15,000 made by the Company in October 2019 under the Tao Revolving Credit Facility. Amount due in fiscal year 2020 also includes approximately $19,700 of payments related to commitments for MSG Sphere.

(e)

Pension obligations have been excluded from the table above as the timing of the future cash payments is uncertain. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 11. Pension Plans and Other Postretirement Benefit Plan” for more information on the future funding requirements under our pension obligations.

See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 5. Investments and Loans to Nonconsolidated Affiliates” for discussion of the revolving credit facilities provided by the Company to Tribeca Enterprises.

In connection with the acquisition of Tao Group Hospitality, the Company has accrued contingent consideration liabilities as part of the purchase price. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 9. Fair Value Measurements” for further details of the amount reflected on the balance sheet as of June 30, 2019.

The Company has the right to increase its equity interest in Tao Group Hospitality through a call right on the equity of the other Tao Group Hospitality equityholders after the fifth anniversary of the closing date (January 31, 2022) and prior to such date in certain events. The other Tao Group Hospitality equityholders have the right to put to Tao Group Hospitality their equity interests in Tao Group Hospitality after the fifth anniversary of the closing and, in certain circumstances to put to the Company prior to the fifth anniversary. The put and call prices are at fair market value (or in certain circumstances, subject to a discount). Consideration paid upon the exercise of any such put or call right shall be, at the Company’s option, in cash, debt, or Class A common stock (of MSG prior to the Distribution and the Company following the Distribution), subject to certain limitations. See “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 16. Subsequent Event” for more information related to the purchase of equity from Tao Group Hospitality equity holders on January 22, 2020.

The Company and a subsidiary of the Las Vegas Sands Corp. entered into a 50-year ground lease in Las Vegas pursuant to which the Company has agreed to construct a large-scale venue. MSG has announced plans to construct an MSG Sphere on that site. See “Business — Our Business — Our Performance Venues — MSG Sphere.”

The Company adopted ASU No. 2016-02, Leases (Topic 842), on July 1, 2019. As a result, the contractual obligations related to future lease payments, which were historically reported as off-balance sheet commitments, are now reflected on the combined balance sheet as lease liabilities as of December 31, 2019. See “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 6. Leases” for more details about the lease liabilities. Except as described above with respect to lease accounting, the Company did not have any material changes in its contractual obligations since the end of fiscal year 2019 other than activities in the ordinary course of business.

Seasonality of Our Business

The dependence on revenues from the Christmas Spectacular generally means the Company earns a disproportionate share of its revenues and operating income in the second quarter of the Company’s fiscal year. In addition, while it does not have a material impact on seasonality of our business, the first and third calendar quarters are seasonally lighter quarters for Tao Group Hospitality as compared to its second and fourth calendar quarters. As the Company reports Tao Group Hospitality results of operations on a three-month lag basis, the seasonally lighter quarters for Tao Group Hospitality are reflected in the second and fourth quarters of the Company’s fiscal year. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies — Business Combinations and Noncontrolling Interests” for more information regarding the consolidation on a three-month lag basis of Tao Group Hospitality.

Recently Issued Accounting Pronouncements and Critical Accounting Policies

Recently Issued Accounting Pronouncements

See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies” and “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 2. Accounting Policies” for discussion of recently issued accounting pronouncements.

Critical Accounting Policies

The preparation of the Company’s combined financial statements in conformity with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Management believes its use of estimates in the combined financial statements to be reasonable. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Arrangements with Multiple Performance Obligations and Principal versus Agent Revenue Recognition

See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 3. Revenue Recognition” for discussion of (i) the Company’s arrangements with multiple performance obligations, primarily multi-year sponsorship agreements and (ii) the application of principal versus agent revenue recognition guidance, and the related revenue sharing expenses attributable to MSG for suite license arrangements and venue signage and sponsorship agreements, as well as the advertising sales representation agreement with MSG Networks.

The following discussion has been included to provide the results of our annual impairment testing of goodwill and identifiable indefinite-lived intangible assets performed during the first quarter of fiscal year 2020. There have been no material changes to the Company’s critical accounting policies from those set forth in “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting

Policies” except for the adoption of ASC Topic 842, Leases in the first quarter of fiscal year 2020. See “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 6. Leases” for discussion of leases.

Impairment of Long-Lived and Indefinite-Lived Assets

The Company’s long-lived and indefinite-lived assets accounted for approximately 61% and 54% of the Company’s combined total assets as of December 31, 2019 and June 30, 2019, respectively, and consisted of the following:

	December 31, 2019	June 30, 2019
Goodwill	$165,558	$165,558
Indefinite-lived intangible assets	65,421	65,421
Amortizable intangible assets, net of accumulated amortization	162,498	214,391
Property and equipment, net	1,535,179	1,349,122
Right-of-use lease assets	240,728	—

	$2,169,384	$1,794,492

In assessing the recoverability of the Company’s long-lived and indefinite-lived assets, the Company must make estimates and assumptions regarding future cash flows and other factors to determine the fair value of the respective assets. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such charge. Fair value estimates are made at a specific point in time, based on relevant information. These estimates are subjective in nature and involve significant uncertainties and judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. If these estimates or material related assumptions change in the future, the Company may be required to record impairment charges related to its long-lived and/or indefinite-lived assets.

Goodwill

Goodwill is tested annually for impairment as of August 31st and at any time upon the occurrence of certain events or substantive changes in circumstances. The Company performs its goodwill impairment test at the reporting unit level, which is one level below the operating segment level. The Company has one operating and reportable segment consistent with the way the CODM makes decisions and allocates resources to the business.

For purposes of evaluating goodwill for impairment, the Company has two reporting units: Entertainment and Tao Group Hospitality. Tao Group Hospitality was acquired after the annual goodwill impairment test for fiscal year 2017 and represents a separate reporting unit within the Company for goodwill impairment testing.

The goodwill balance reported on the Company’s combined balance sheet as of December 31, 2019 and June 30, 2019 by reporting unit was as follows:

	December 31, 2019	June 30, 2019
Entertainment	$76,975	$76,975
Tao Group Hospitality	88,583	88,583

	$165,558	$165,558

The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the Company can support the conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would not need to perform the two-step impairment test for that reporting unit. If the Company cannot support such a conclusion or the Company does not elect to perform the qualitative assessment, the first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The estimates of the fair value of the Company’s reporting units are primarily determined using discounted cash flows and comparable market transactions. These valuations are based on estimates and assumptions including projected future cash flows, discount rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. Significant judgments inherent in a discounted cash flow analysis include the selection of the appropriate discount rate, the estimate of the amount and timing of projected future cash flows and identification of appropriate continuing growth rate assumptions. The discount rates used in the analysis are intended to reflect the risk inherent in the projected future cash flows. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination.

The Company elected to perform the qualitative assessment of impairment for both of the Company’s reporting units for the fiscal year 2020 and 2019 impairment tests. These assessments considered factors such as:

•	macroeconomic conditions;

•	industry and market considerations;

•	cost factors;

•	overall financial performance of the reporting units;

•	other relevant company-specific factors such as changes in management, strategy or customers; and

•	relevant reporting unit specific events such as changes in the carrying amount of net assets.

During the first quarter of fiscal year 2020, the Company performed its most recent annual impairment test of goodwill and determined that there were no impairments of goodwill identified for any of its reporting units as of the impairment test date. Based on these impairment tests, the Company’s Entertainment and Tao Group Hospitality reporting units had sufficient safety margins, representing the excess of the estimated fair value of each reporting unit, derived from the most recent quantitative assessments, less its respective carrying value (including goodwill allocated to each respective reporting unit). The most recent quantitative assessments were used in making this determination and due to the proximity of the acquisition date for Tao Group Hospitality to the goodwill impairment test date, the initial purchase price was assumed to be the fair value of the Tao Group Hospitality reporting unit for purposes of the goodwill impairment test. The Company believes that if the fair value of the reporting unit exceeds its carrying value by greater than 10%, a sufficient safety margin has been realized.

Identifiable Indefinite-Lived Intangible Assets

Identifiable indefinite-lived intangible assets are tested annually for impairment as of August 31st and at any time upon the occurrence of certain events or substantive changes in circumstances. The following table sets forth the amount of identifiable indefinite-lived intangible assets reported in the Company’s combined balance sheet as of December 31, 2019 and June 30, 2019:

	December 31, 2019	June 30, 2019
Trademarks	$62,421	$62,421
Photographic related rights	3,000	3,000

	$65,421	$65,421

The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. In the qualitative assessment, the Company must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset other than goodwill has a carrying amount that more likely than not exceeds its fair value. The Company must proceed to conducting a quantitative analysis, if the Company (i) determines that such an impairment is more likely than not to exist, or (ii) forgoes the qualitative assessment entirely. Under the quantitative assessment, the impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For all periods presented, the Company elected to perform the qualitative assessment of impairment for the photographic related rights and the majority of the trademarks. These assessments considered the events and circumstances that could affect the significant inputs used to determine the fair value of the intangible asset. Examples of such events and circumstances include:

•	cost factors;

•	financial performance;

•	legal, regulatory, contractual, business or other factors;

•	other relevant company-specific factors such as changes in management, strategy or customers;

•	industry and market considerations; and

•	macroeconomic conditions.

During the first quarter of fiscal year 2020, the Company performed its most recent annual impairment test of the identifiable indefinite-lived intangible assets, and determined that there were no impairments identified. Based on these impairment tests, the Company’s indefinite-lived intangible assets had sufficient safety margins, representing the excess of each identifiable indefinite-lived intangible asset’s estimated fair value over its respective carrying value. The Company believes that if the fair value of an indefinite-lived intangible asset exceeds its carrying value by greater than 10%, a sufficient safety margin has been realized.

Other Long-Lived Assets

For other long-lived assets, including intangible assets that are amortized, the Company evaluates assets for recoverability when there is an indication of potential impairment. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value.

The estimated useful lives and net carrying values of the Company’s intangible assets subject to amortization as of December 31, 2019 and June 30, 2019 are as follows:

	Net Carrying Value
	Estimated Useful Lives			December 31, 2019	June 30, 2019
Trade names	10	to	25 years	$83,820	$87,184
Venue management contracts	12	to	25 years	66,831	69,113
Favorable lease assets(a)	1.5	to	16 years	—	43,871
Non-compete agreements			5.75 years	4,826	5,609
Festival rights			15 years	6,195	6,463
Other intangibles	6 months	to	15 years	826	2,151

				$162,498	$214,391

(a)

Upon adoption of ASC Topic 842, the Company also reclassified favorable lease assets net balance of $43,871, which was recognized in connection with the acquisition of Tao Group Hospitality, from Amortizable intangible assets, net, to Right-of-use lease assets in the accompanying combined balance sheet as of July 1, 2019. In addition, the Company also reclassified unfavorable lease liability of $6,841, which was reported in Other liabilities in the accompanying combined balance sheet, to Right-of-use lease assets as of July 1, 2019.

The Company has recognized intangible assets for trade names, venue management contracts, favorable lease assets, non-compete agreements, festival rights and other intangibles as a result of purchase accounting. The Company has determined that these intangible assets have finite lives.

The useful lives of the Company’s long-lived assets are based on estimates of the period over which the Company expects the assets to be of economic benefit to the Company. In estimating the useful lives, the Company considers factors such as, but not limited to, risk of obsolescence, anticipated use, plans of the Company, and applicable laws and permit requirements. In light of these facts and circumstances, the Company has determined that its estimated useful lives are appropriate.

Contingent Consideration

The Company’s Tao Group Hospitality acquisition agreement includes contingent earn-out arrangements, which are generally based on the achievement of future operating targets.

The fair values of these earn-out arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. For each transaction, the Company estimates the fair value of contingent earn-out payments as part of the initial purchase price and records the estimated fair value of contingent consideration that the Company will pay to the former owners as a liability in Other liabilities on the combined balance sheets.

The Company measures its contingent earn-out liabilities at fair value on a recurring basis using significant unobservable inputs classified within Level III of the fair value hierarchy, which can result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent earn-out obligation. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings.

See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 9. Fair Value Measurements” and “Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the Six

Months Ended December 31, 2019 and 2018 (Unaudited) — Notes to Combined Financial Statements — Note 9. Fair Value Measurements” for more information regarding the fair value of the Company’s contingent consideration liabilities related to the acquisition of Tao Group Hospitality.

Defined Benefit Pension Plans and Other Postretirement Benefit Plan

The Company utilizes actuarial methods to calculate pension and other postretirement benefit obligations and the related net periodic benefit cost which are based on actuarial assumptions. Key assumptions, the discount rates and the expected long-term rate of return on plan assets, are important elements of the plans’ expense and liability measurement and we evaluate these key assumptions annually. Other assumptions include demographic factors, such as mortality, retirement age and turnover. The actuarial assumptions used by the Company may differ materially from actual results due to various factors, including, but not limited to, changing economic and market conditions. Differences between actual and expected occurrences could significantly impact the actual amount of net periodic benefit cost and the benefit obligation recorded by the Company. Material changes in the costs of the plans may occur in the future due to changes in these assumptions, changes in the number of the plan participants, changes in the level of benefits provided, changes in asset levels and changes in legislation. Our assumptions reflect our historical experience and our best estimate regarding future expectations.

Accumulated and projected benefit obligations reflect the present value of future cash payments for benefits. We use the Willis Towers Watson U.S. Rate Link: 40-90 Discount Rate Model (which is developed by examining the yields on selected highly rated corporate bonds) to discount these benefit payments on a plan by plan basis, to select a rate at which we believe each plan’s benefits could be effectively settled. Additionally, the Company measures service and interest costs by applying the specific spot rates along that yield curve to the plans’ liability cash flows (“Spot Rate Approach”). The Company believes the Spot Rate Approach provides a more accurate measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates on the yield curve.

Lower discount rates increase the present value of benefit obligations and will usually increase the subsequent year’s net periodic benefit cost. The weighted-average discount rates used to determine benefit obligations as of June 30, 2019 for the Company’s Pension Plans and Postretirement Plan were 3.58% and 3.18%, respectively. A 25 basis point decrease in each of these assumed discount rates would increase the projected benefit obligations for the Company’s Pension Plans and Postretirement Plan at June 30, 2019 by $5,950 and $80, respectively. The weighted-average discount rates used to determine service cost, interest cost and the projected benefit obligation components of net periodic benefit cost were 4.25%, 3.90% and 4.19%, respectively, for the year ended June 30, 2019 for the Company’s Pension Plans. The weighted-average discount rates used to determine service cost, interest cost and the projected benefit obligation components of net periodic benefit cost were 4.25%, 3.67% and 4.06%, respectively, for the year ended June 30, 2019 for the Company’s Postretirement Plan. A 25 basis point decrease in these assumed discount rates would increase the total net periodic benefit cost for the Company’s Pension Plans by $100 and decrease net periodic benefit cost for Postretirement Plan by $6 for the year ended June 30, 2019.

The expected long-term return on plan assets is based on a periodic review and modeling of the plans’ asset allocation structures over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling, and are based on comprehensive reviews of historical data, forward-looking economic outlook, and economic/financial market theory. The expected long-term rate of return was selected from within the reasonable range of rates determined by (a) historical real returns, net of inflation, for the asset classes covered by the investment policy, and (b) projections of inflation over the long-term period during which benefits are payable to plan participants. The expected long-term rate of return on plan assets for the Company’s funded pension plans was 3.72% for the year ended June 30, 2019.

Performance of the capital markets affects the value of assets that are held in trust to satisfy future obligations under the Company’s funded plans. Adverse market performance in the future could result in lower rates of return for these assets than projected by the Company which could increase the Company’s funding requirements related to these plans, as well as negatively affect the Company’s operating results by increasing the net periodic benefit cost. A 25 basis point decrease in the long-term return on pension plan assets assumption would increase total net periodic pension benefit cost by $300 for the year ended June 30, 2019.

Another important assumption for our Postretirement Plan is healthcare cost trend rates. We developed our estimate of the healthcare cost trend rates through examination of the Company’s claims experience and the results of recent healthcare trend surveys.

Assumptions for healthcare cost trend rates used to determine the net periodic benefit cost and benefit obligation for our Postretirement Plan as of and for the year ended June 30, 2019 are as follows:

	Net Periodic Benefit Cost	Benefit Obligation
Healthcare cost trend rate assumed for next year	7.00%	6.75%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2027	2027

A one percentage point change in assumed healthcare cost trend rates would have the following effects on the total net periodic postretirement benefit cost and benefit obligation for our postretirement plan as of and for the year ended June 30, 2019:

	Increase (Decrease) on Total of Service and Interest Cost Components	Increase (Decrease) on Benefit Obligation
One percentage point increase	$19	$335
One percentage point decrease	(17)	(303)

GAAP includes mechanisms that serve to limit the volatility in the Company’s earnings that otherwise would result from recording changes in the value of plan assets and benefit obligations in our combined financial statements in the periods in which those changes occur. For example, while the expected long-term rate of return on the plans’ assets should, over time, approximate the actual long-term returns, differences between the expected and actual returns could occur in any given year. These differences contribute to the deferred actuarial gains or losses, which are then amortized over time.

See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 11. Pension Plans and Other Postretirement Benefit Plan” for more information on our pension plans and other postretirement benefit plan.

CORPORATE GOVERNANCE AND MANAGEMENT

Corporate Governance

General

We will apply to list our Class A Common Stock on NYSE under the symbol “MSGE” (and change our name to “Madison Square Garden Entertainment Corp.”) and we expect that The Madison Square Garden Company will change its symbol on NYSE to “MSGS” (and be renamed “Madison Square Garden Sports Corp.”) in connection with the Distribution. As a result, we are generally subject to NYSE corporate governance listing standards.

A listed company that meets NYSE’s definition of a “controlled company” may elect not to comply with certain of these requirements. Holders of MSG Class B Common Stock who are members of the Dolan Family Group entered into a Stockholders Agreement relating to, among other things, the voting of their shares of MSG Class B Common Stock and filed a Schedule 13D with the SEC as a “group” under the rules of the SEC. We have been informed that prior to the Distribution, the members of the Dolan Family Group will enter into a similar Stockholders Agreement with respect to the voting of their shares of the Class B Common Stock that will be issued in the Distribution. As a result, following the Distribution, we will be a “controlled company.” As a controlled company, we will have the right to elect not to comply with the corporate governance rules of NYSE requiring: (i) a majority of independent directors on our Board, (ii) an independent corporate governance and nominating committee and (iii) an independent compensation committee. Our Board of Directors has elected for the Company to be treated as a “controlled company” under NYSE corporate governance rules and not to comply with the NYSE requirement for a majority-independent board of directors and for a corporate governance and nominating committee because of our status as a controlled company. Nevertheless, we expect our Board of Directors to elect to comply with the NYSE requirement for an independent compensation committee.

In connection with the consideration of the Distribution by MSG’s board of directors, a committee of MSG’s board of directors, comprising two independent Class A Directors, recommended to the full MSG board of directors the principal elements of our governance structure, including the replication in our amended and restated certificate of incorporation of the MSG common stock voting structure, which the MSG board adopted as part of its approval of the filing with the SEC of the registration statement, of which this information statement forms a part.

Corporate Governance Guidelines

Our Board of Directors has adopted our Corporate Governance Guidelines (“Governance Guidelines”). These guidelines set forth our practices and policies with respect to Board composition and selection, Board meetings, executive sessions of the Board, Board committees, the expectations we have of our directors, selection of the Executive Chairman and the Chief Executive Officer, management succession, Board and executive compensation, and Board self-assessment requirements. The full text of our Governance Guidelines may be viewed at our corporate website at [●]. A copy may be obtained by writing to MSG Entertainment Spinco, Inc., Two Pennsylvania Plaza, New York, NY 10121; Attention: Corporate Secretary.

Executive Sessions of Non-Management and Independent Board Members

Under our Governance Guidelines, either our directors who are not also executive officers of our Company (the “non-management directors”) or our directors who are independent under the NYSE rules are required to meet regularly in executive sessions with no members of management present. If non-management directors who are not independent participate in these executive sessions, the independent directors under the NYSE rules are required to meet separately in executive sessions at least once each year.

Communicating with Our Directors

Our Board has adopted policies designed to allow our stockholders and other interested parties to communicate with our directors. Any interested party who wishes to communicate directly with the Board or any director or the non-management directors as a group should send communications in writing to the Chairman of the Audit Committee, MSG Entertainment Spinco, Inc., Two Pennsylvania Plaza, New York, NY 10121. Any person, whether or not an employee, who has a concern with respect to our accounting, internal accounting controls, auditing issues or other matters, may, in a confidential or anonymous manner, communicate those concerns to our Audit Committee by contacting the MSG Integrity Hotline, which is operated by a third-party service provider, at 1-877-756-4306 or www.msg.ethicspoint.com.

Code of Conduct and Ethics

Our Board has adopted a Code of Conduct and Ethics for our directors, officers and employees. A portion of this Code of Conduct and Ethics also serves as a code of conduct and ethics for our senior financial officers, including our principal accounting officer and controller. Among other things, our Code of Conduct and Ethics covers conflicts of interest, disclosure responsibilities, legal compliance, reporting and compliance with the Code of Conduct and Ethics, confidentiality, corporate opportunities, fair dealing, protection and proper use of Company assets and equal employment opportunity and harassment. The full text of the Code of Conduct and Ethics is available on our website at [●]. In addition, a copy may be obtained by writing to MSG Entertainment Spinco, Inc., Two Pennsylvania Plaza, New York, NY 10121; Attention: Corporate Secretary.

Our Directors

The following individuals are expected to be elected to serve as directors of the Company commencing on the Distribution date:

Directors Elected by Class A Stockholders

We expect the following individuals to be appointed, prior to the Distribution, as directors of the Company, and to be designated as directors elected by the Class A Common Stockholders.

MARTIN BANDIER, 78. Mr. Bandier serves as the Chief Executive Officer of Bandier Ventures LP, a music publishing and recorded music acquisition company, since 2019. Previously, Mr. Bandier served as Chairman and Chief Executive Officer of Sony/ATV Music Publishing, a music publishing company, from 2007 to 2019, as Chairman and Chief Executive Officer of EMI Music Publishing Worldwide, a music publishing company, from 1991 to 2006 and as Vice Chairman from 1989 to 1991. Mr. Bandier serves as a director of the Songwriters Hall of Fame since 1975 and as a trustee of Syracuse University since 2006 and is a 1994 Arents Award winner. In 2006, Mr. Bandier founded The Bandier Program for Music and Entertainment Industries, a music and entertainment industry degree program, at Syracuse University that has become a leading music business program. Mr. Bandier previously served as a director and Vice President of the National Music Publishers’ Association from 1992 to 2019, as a director of the American Society of Composers, Authors, and Publishers (ASCAP) from 2007 to 2018 and from 1993 to 1998, as a trustee of the T.J. Martell Foundation. His civic and industry commitments also include extensive involvement with the City of Hope. Mr. Bandier brings to the Board his more than 30 years in the entertainment industry, including his leadership roles in music publishing companies and recognition with many industry awards including numerous Publisher of the Year awards from ASCAP and BMI, the GRAMMY’s President’s Merit Award in 2015 and the Visionary Leadership Award from the Songwriter’s Hall of Fame in 2019.

MATTHEW C. BLANK, 69. Mr. Blank has served as a director of MSG since December 2019 and Cumulus Media, Inc., a media and entertainment company, since 2018. It is expected that Mr. Blank will no longer serve as a director of MSG following the Distribution. He previously served as an advisor to Showtime

Networks Inc., a premium television network and a subsidiary of CBS Corporation, from January 2018 to December 2018. Prior to that, he served as Chairman of Showtime in 2016 and 2017, and he served as Chief Executive Officer of Showtime from 1995 through 2015. Mr. Blank was President and Chief Operating Officer of Showtime from 1993 through 1995 and he served as Executive Vice President of Marketing, Creative Services, and Public Affairs from 1988 to 1992. Prior to his service at Showtime, Mr. Blank served for over 12 years in various roles at Home Box Office, Inc., a premium television network, leaving HBO as its Senior Vice President of Consumer Marketing. Mr. Blank previously served on the board of directors of Geeknet, Inc. from 2010 to 2015 and the National Cable Television Association from 1994 to 2017. He is a member of the board of directors of The Cable Center and serves as a trustee of The Harlem Children’s Zone, The Manhattan Theater Club, as well as The Creative Coalition, and The Museum of the Moving Image. Mr. Blank brings to the Board his corporate management experience with Showtime Networks Inc. and Home Box Office, Inc., his service as a director of other public companies, and his knowledge of the entertainment and media industries.

JOSEPH J. LHOTA, 65. Mr. Lhota is the Executive Vice President, Vice Dean and Chief of Staff at NYU Langone Health since 2014. In 2013, Mr. Lhota was a candidate for Mayor of the City of New York. He previously served as Chairman and Chief Executive Officer of the New York Metropolitan Transportation Authority from 2011 to 2012 and Chairman from June 2017 to November 2018. Mr. Lhota was Executive Vice President of MSG Networks from 2010 to 2011 and Executive Vice President of Cablevision from 2002 to 2010. Mr. Lhota was also New York City’s Deputy Mayor for Operations from 1997 to 2001 and Budget Director from 1995 to 1997. Prior to government service, Mr. Lhota had a career in investment banking and public accounting from 1976 to 1994. Mr. Lhota has served as a director of MSG since 2017 and a director and chairman of the audit committee of MSG Networks since 2016, and previously served as a director and the chairman of the audit committee of FirstAviation Services, Inc. from 2002 until it became a private company in 2015, and a director of Cablevision from 2014 until its sale in 2016. It is expected that Mr. Lhota will no longer serve as a director of MSG following the Distribution. Mr. Lhota brings to the Board his experience as a former executive of MSG Networks, as well as the knowledge he has gained about the Company’s business and the contributions he has made during his tenure as a director of MSG, MSG Networks and Cablevision, his experience as a senior executive and director of other public companies, his knowledge of the media and entertainment industry, his government service (including leading a major governmental organization) and his experience as an investment banker and accountant.

JOHN L. SYKES, 64. Mr. Sykes is the President of Entertainment Enterprises for iHeartMedia, Inc. (formerly CC Media Holdings, Inc.), a global media and entertainment company, since 2012. In his role at iHeartMedia, Mr. Sykes is responsible for developing new business partnerships and platforms across a range of media, including broadcast television, digital video platforms and live events, as well as creating value for iHeartMedia’s advertisers and key partners. Mr. Sykes is the co-executive producer of iHeartRadio branded annual live events, including six annual iHeartRadio live events that are broadcast on network television. He also worked with iHeartMedia in a consulting role during 2011. Prior to joining iHeartMedia, Mr. Sykes was affiliated with the Pilot Group, a private equity and venture firm, from 2008 to 2011. He was a core member of the team at Viacom, Inc. that launched MTV Networks in 1981. During his more than 20-year tenure at Viacom, Mr. Sykes served as President of New Network Development for MTV from 2005 to 2008, Chairman and CEO of Infinity Broadcasting Corporation (now CBS Radio) from 2002 to 2005 and President of the VH1 Cable Television Network from 1994 to 2002. Mr. Sykes is a director of MSG Networks, Inc. since 2015, the founder and a director (since 1997) of VH1 Save the Music and has also served on the boards of Shazam Mobile from 2011 to 2014, Critical Content since 2016, the Robin Hood Foundation since 1996, the Rock and Roll Hall of Fame since 1997, If Only since 2013, and Syracuse University’s Newhouse School of Communications since 1994. Mr. Sykes brings to the Board approximately 40 years of business and management experience, as well as the knowledge and experience he has gained and contributions he has made during his tenure as a director of MSG Networks, his extensive experience in the media, television and entertainment industries and his service on the boards of other companies and charitable institutions.

FREDERIC V. SALERNO, 76. Mr. Salerno is a director of Akamai Technologies, Inc. (“Akamai”), a provider of web-based technology services, since 2002 and Chairman of the Board since March 2018. Mr. Salerno previously served as Akamai’s Lead Independent Director from 2013 to 2018. Previously, Mr. Salerno served as Vice Chairman and Chief Financial Officer of Verizon Communications, Inc., a provider of communications services, from 1991 to 2002, and in various other senior management positions with Verizon and its predecessors prior to that time. Mr. Salerno has served as a director of MSG since December 2019, Associated Capital Group, Inc. since 2017 and Intercontinental Exchange, Inc. since 2002. It is expected that Mr. Salerno will no longer serve as a director of MSG following the Distribution. Mr. Salerno previously served as a director of National Fuel Gas Company from 2008 to 2013, CBS Corporation from 2007 to 2016, Viacom, Inc. from 1996 to 2017 and FCB Financial Holdings, Inc. from 2010 to 2019. Mr. Salerno brings to the Board his experience as a senior executive and a director of other public companies and his knowledge of the media and entertainment industry.

Directors Elected by Class B Stockholders

The following individual is currently a director of the Company and is expected to continue to serve as a director elected by the Class B Common Stockholders at the time of the Distribution:

JAMES L. DOLAN, 64. Mr. Dolan is a director of the Company since November 21, 2019 and the Executive Chairman and Chief Executive Officer of the Company since November 21, 2019. Mr. Dolan is a director, the Executive Chairman (since 2015) and Chief Executive Officer (since November 2017) of MSG; however, it is expected that Mr. Dolan will serve as the Executive Chairman of MSG following the Distribution. Mr. Dolan has also served as a director and the Executive Chairman of MSG Networks since 2009. Mr. Dolan was the Chief Executive Officer of Cablevision Systems Corporation (“Cablevision”) from 1995 until its sale in 2016. He was President of Cablevision from 1998 to 2014; Chief Executive Officer of Rainbow Media Holdings, Inc., a former subsidiary of Cablevision, from 1992 to 1995; and Vice President of Cablevision from 1987 to 1992. In addition to MSG Networks, Mr. Dolan has served as a director of AMC Networks since 2011 and previously served as a director of Cablevision from 1991 until its sale in 2016. James L. Dolan is the son of Charles F. Dolan, the spouse of Kristin A. Dolan, the father of Charles P. Dolan, Quentin F. Dolan and Ryan T. Dolan, the brother of Marianne Dolan Weber and Thomas C. Dolan, the brother-in-law of Brian G. Sweeney and the cousin of Paul J. Dolan. Mr. Dolan brings to the Board his experience as Executive Chairman (since 2015) and Chief Executive Officer (since 2017) of MSG, as well as experience in various positions with Cablevision, including as its Chief Executive Officer, and in various positions with MSG Networks and its predecessors since 1999, including most recently as Executive Chairman, as well as the knowledge and experience he has gained about the Company’s businesses and contributions he has made during his tenure as a director of MSG, MSG Networks, AMC Networks and Cablevision.

We expect the following individuals to be appointed, prior to the Distribution, as directors of the Company, and to be designated as directors elected by the Class B Common Stockholders.

CHARLES F. DOLAN, 93. Mr. Dolan has served as a director and Executive Chairman of AMC Networks since 2011. He served as Chairman of Cablevision from 1985 until its sale in 2016. He was Chief Executive Officer of Cablevision from 1985 to 1995. Mr. Dolan founded and acted as the General Partner of Cablevision’s predecessor from 1973 to 1985 and established Manhattan Cable Television in 1961 and Home Box Office in 1971. In addition to AMC Networks, Mr. Dolan has served as a director of MSG since 2015, MSG Networks since 2009 and previously served as a director of Cablevision from 1985 until its sale in 2016. Charles F. Dolan is the father of James L. Dolan, Marianne Dolan Weber and Thomas C. Dolan, the father-in-law of Kristin A. Dolan and Brian G. Sweeney, the uncle of Paul J. Dolan and the grandfather of Charles P. Dolan, Quentin F. Dolan and Ryan T. Dolan. Mr. Dolan brings to the Board his experience in the cable television and cable programming industries, as well as his experience as founder of Cablevision, his service as Chairman and Chief Executive Officer of Cablevision and its predecessors, as well as the knowledge and experience he has gained about the Company’s business and contributions he has made during his tenure as a director of MSG, MSG Networks, AMC Networks and Cablevision.

KRISTIN A. DOLAN, 53. Ms. Dolan is the founder and has been the Chief Executive Officer of 605, LLC, an audience measurement and data analytics company in the media and entertainment industries, since its inception in 2016. Ms. Dolan previously served as the Chief Operating Officer of Cablevision from 2014 until its sale in 2016. Prior to becoming Chief Operating Officer, Ms. Dolan served in various other roles at Cablevision, including: President of Optimum Services from 2013 to 2014; Senior Executive Vice President of Product Management and Marketing from 2011 to 2013; and Senior Vice President from 2003 to 2011. Ms. Dolan has served as a director of MSG Networks since 2018, Revlon, Inc. since 2017, The Wendy’s Company since 2017, MSG since 2015 and AMC Networks since 2011, and previously served as a director of Cablevision from 2010 until its sale in 2016 and MSG Networks from 2010 to 2015. Kristin A. Dolan is the spouse of James L. Dolan, the step-mother of Charles P. Dolan, Quentin F. Dolan and Ryan T. Dolan, the daughter-in-law of Charles F. Dolan, the sister-in-law of Marianne Dolan Weber, Thomas C. Dolan and Brian G. Sweeney and the cousin of Paul J. Dolan. Ms. Dolan brings to the Board her experience as Chief Executive Officer of 605, LLC and in various positions at Cablevision, her service as a director of other public companies, as well as the knowledge and experience she has gained about the Company’s business and the contributions she has made during her tenure as a director of MSG, MSG Networks, AMC Networks and Cablevision.

THOMAS C. DOLAN, 67. Mr. Dolan served as Executive Vice President—Strategy and Development, Office of the Chairman of Cablevision from 2008 until its sale in 2016. He was Chief Executive Officer of Rainbow Media Corp. from 2004 to 2005; Executive Vice President and Chief Information Officer of Cablevision from 2001 until 2005; Senior Vice President and Chief Information Officer of Cablevision from 1996 to 2001; Vice President and Chief Information Officer of Cablevision from 1994 to 1996; General Manager of Cablevision’s East End Long Island cable system from 1991 to 1994; and System Manager of Cablevision’s East End Long Island cable system from 1987 to 1991. Mr. Dolan has served as a director of MSG since 2015, AMC Networks since 2011, MSG Networks since 2010 and previously served as a director of Cablevision from 2007 until its sale in 2016. Mr. Dolan is the son of Charles F. Dolan, the brother of James L. Dolan and Marianne Dolan Weber, the brother-in-law of Brian G. Sweeney and Kristin A. Dolan, the cousin of Paul J. Dolan and the uncle of Charles P. Dolan, Quentin F. Dolan and Ryan T. Dolan. Mr. Dolan brings to the Board his experience as a member of Cablevision’s founding family and in various positions with Cablevision, as well as the knowledge and experience he has gained about the Company’s business and contributions he has made during his tenure as a director of MSG, MSG Networks, AMC Networks and Cablevision.

PAUL J. DOLAN, 61. Mr. Dolan is the Chairman and Chief Executive Officer of the Cleveland Indians Major League Baseball (“MLB”) team since 2010. Mr. Dolan was President of the Cleveland Indians from 2004 to 2010 and Vice President and General Counsel from 2000 to 2004. Mr. Dolan has served on multiple committees of the MLB and is currently on the MLB’s Long Range Planning Committee, Ownership Committee and Diversity and Inclusion Committee. Mr. Dolan has been a director and member of the Executive Compensation Committee of the J.M. Smucker Company since 2006, and as of August 2017, serves as the Chair of the Executive Compensation Committee. Additionally, Mr. Dolan has served as a director of MSG since December 2019, MSG Networks Inc. since 2015, Dix & Eaton, a privately-owned communications and public relations firm, since 2014, and previously served as a director of Cablevision from 2015 until its sale in 2016. Mr. Dolan was Chairman and Chief Executive Officer of Fast Ball Sports Productions, a sports media company, from 2006 through 2012. Paul J. Dolan is the nephew of Charles F. Dolan, the cousin by marriage of Brian G. Sweeney and Kristin A. Dolan and the cousin of James L. Dolan, Thomas C. Dolan, Marianne Dolan Weber, Charles P. Dolan, Quentin F. Dolan and Ryan T. Dolan. Mr. Dolan brings to the Board his extensive business and management experience in the sports and media industries, his experience as a member of Cablevision’s founding family, the experience he has gained during his tenure as a director of MSG, MSG Networks and of Cablevision, and his service on the board of other public and private companies.

BRIAN G. SWEENEY, 55. Mr. Sweeney served as the President of Cablevision from 2014 and President and Chief Financial Officer of Cablevision from 2015 until its sale in 2016. Previously, Mr. Sweeney served in various other roles at Cablevision, including: Senior Executive Vice President, Strategy and Chief of Staff from 2013 to 2014; Senior Vice President — Strategic Software Solutions from 2012 to 2013; and Senior Vice

President—eMedia from January 2000 to 2012. Mr. Sweeney has served as a director of MSG since 2015, AMC Networks since 2011 and MSG Networks since 2010 and previously served as a director of Cablevision from 2005 until its sale in 2016. Brian G. Sweeney is the son-in-law of Charles F. Dolan, the brother-in-law of James L. Dolan, Marianne Dolan Weber, Thomas C. Dolan and Kristin A. Dolan, the cousin of Paul J. Dolan and the uncle of Charles P. Dolan, Quentin F. Dolan and Ryan T. Dolan. Mr. Sweeney brings to the Board his experience in various positions with Cablevision, as well as the knowledge and experience he has gained about the Company’s business and contributions he has made during his tenure as a director of MSG, MSG Networks, AMC Networks, and Cablevision.

CHARLES P. DOLAN, 32. Mr. Dolan is an employee of Knickerbocker Group LLC since 2010. Mr. Dolan has served as a director of MSG since 2015, and previously served as a director of MSG Networks from 2010 until the MSG Distribution. He is a graduate of New York University and has significant familiarity with the business of the Company as a member of the third generation of Cablevision’s founding family. Mr. Dolan is the son of James L. Dolan, the stepson of Kristin A. Dolan, the brother of Quentin F. Dolan and Ryan T. Dolan, the grandson of Charles F. Dolan, the nephew of Marianne Dolan Weber, Thomas C. Dolan and Brian G. Sweeney and the cousin of Paul J. Dolan. Mr. Dolan brings to the Board his significant familiarity with the Company’s business as a member of the third generation of Cablevision’s founding family, as well as the knowledge and experience he has gained and the contributions he has made during his tenure as a director of MSG and MSG Networks.

RYAN T. DOLAN, 30. Mr. Dolan is Vice President, Interactive Experiences of MSG Ventures, a wholly-owned subsidiary of MSG, since June 2019, and previously served as Director, Interactive Experiences since 2016. Mr. Dolan has played an integral role in the growth and development of MSG Ventures’ interactive gaming initiatives, and has significant familiarity with the business of the Company as a member of the third generation of Cablevision’s founding family. Mr. Dolan has served as a director of MSG since December 2019. Mr. Dolan is the son of James L. Dolan, the stepson of Kristin A. Dolan, the brother of Charles P. Dolan and Quentin F. Dolan, the grandson of Charles F. Dolan, the nephew of Marianne Dolan Weber, Thomas C. Dolan and Brian G. Sweeney and the cousin of Paul J. Dolan. Mr. Dolan brings to the Board his significant familiarity with the Company’s business as a member of the third generation of Cablevision’s founding family, as well as the knowledge and experience he has gained as an employee of MSG Ventures, a wholly-owned subsidiary of the Company and a key contributor to the Company’s growth strategy, and his service as a director of MSG.

MARIANNE DOLAN WEBER, 62. Ms. Dolan Weber is President of Heartfelt Wings Foundation since 2015 and a Member of the Board of Green Mountain Foundation Inc. since 2015. Ms. Dolan Weber served as Chairman of both the Dolan Family Foundation and the Dolan Children’s Foundation from 1999 to 2011 and Vice Chairman and Director of the Dolan Family Office, LLC from 1997 to 2011. Ms. Dolan Weber has served as a director of MSG since 2016, AMC Networks since 2011 and previously served as a director of Cablevision from 2005 until its sale in 2016 and MSG Networks from 2010 to 2014. Marianne Dolan Weber is the daughter of Charles F. Dolan, the sister of James L. Dolan and Thomas C. Dolan, the sister-in-law of Brian G. Sweeney and Kristin A. Dolan, and the aunt of Charles P. Dolan, Quentin F. Dolan and Ryan T. Dolan. Ms. Dolan brings to the Board her experience as a member of Cablevision’s founding family and as former Chairman of the Dolan Family Foundation and her experience as the former Vice Chairman of the Dolan Family Office, LLC, as well as the knowledge and experience she has gained about the Company’s business and contributions she has made during her tenure as a director of MSG, MSG Networks, AMC Networks and Cablevision.

VINCENT TESE, 77. Mr. Tese served as Executive Chairman of FCB Financial Holdings, Inc. (formerly known as Bond Street Holdings, LLC) from 2009 until January 2019 and Executive Chairman of its subsidiary Florida Community Bank from 2010 until January 2019. Mr. Tese served as New York State Superintendent of Banks from 1983 to 1985, Chairman and Chief Executive Officer of the New York State Urban Development Corporation from 1985 to 1987, Director of Economic Development for New York State from 1987 to 1994 and Commissioner and Vice Chairman of the Port Authority of New York and New Jersey from 1991 to 1995. Mr. Tese was the Commissioner of the Department of Economic Development and Chairman of both the Science and Technology Foundation and the Job Development Authority. Mr. Tese has served as Chairman of the board of ICE Clear Credit LLC since 2013, and as a director of AMC Networks since 2016, MSG since 2015 and Intercontinental Exchange, Inc. since 2004. Mr. Tese also serves as a director of New York Racing Association, Inc., and a trustee of New York Presbyterian Hospital since 1996 and New York University School of Law. Mr. Tese previously served as a director of Cablevision from 1996 until its sale in 2016, MSG Networks from 2010 until the MSG Distribution, FCB Financial Holdings, Inc. from 2010 until January 2019 and Mack-Cali Realty Corporation from 1997 until June 2019. He also served as a director of Gabelli Asset Management, National Wireless Holdings, Inc., and The Bear Stearns Companies, Inc. from 1994 to 2008. Mr. Tese brings to the Board his experience as the Chief Executive Officer of the New York State Urban Development Corporation, his other government service, his experience as the executive chairman of private companies, his service as a director of other public companies, as well as the knowledge and experience he has gained about the Company’s business and the contributions he has made during his tenure as a director of MSG, MSG Networks, AMC Networks and Cablevision.

QUENTIN F. DOLAN, 26. Mr. Dolan is a graduate of New York University. Mr. Dolan has held internship positions at Grubman Shire & Meiselas, P.C. and Azoff MSG Entertainment, LLC. Mr. Dolan has been a director of MSG Networks since 2015. Quentin F. Dolan is the son of James L. Dolan, the step-son of Kristin A. Dolan, the brother of Charles P. Dolan and Ryan T. Dolan, the grandson of Charles F. Dolan, the nephew of Marianne Dolan Weber, Thomas C. Dolan and Brian G. Sweeney, and the cousin of Paul J. Dolan. Mr. Dolan brings to the Board his significant familiarity with the Company’s business as a member of the third generation of Cablevision’s founding family, as well as the knowledge and experience he has gained and the contributions he has made during his tenure as a director of MSG Networks.

ISIAH L. THOMAS III, 58. Mr. Thomas is the Chairman and Chief Executive Officer of Isiah International, LLC, a holding company with interests in a diversified portfolio of businesses, since 2011. Mr. Thomas currently serves as a Commentator and Analyst for NBA TV, a sports broadcasting channel, since 2014 and Turner Sports, a sports broadcasting channel, since 2012. He previously served as the President & Alternate Governor of the New York Liberty of the Women’s National Basketball Association from 2015 to February 2019, the Head Basketball Coach at Florida International University, a higher education institution, from 2009 to 2012, the General Manager, President of Basketball Operation and Head Coach of the New York Knicks of the NBA, which is owned by MSG, from 2006 to 2008, the Head Coach of the Indiana Pacers of the NBA from 2000 to 2003, the Owner of the Continental Basketball Association from 1998 to 2000, Minority Owner & Executive Vice President of the Toronto Raptors of the NBA from 1994 to 1998 and point guard for the Detroit Pistons of the NBA from 1981 to 1994. Mr. Thomas has served as a director of Get in Chicago, an organization focused on stopping gun and related violence in Chicago, since 2013 and he is the Founder of Mary’s Court Foundation, a charitable organization established in 2010. Mr. Thomas brings to the Board over 25 years of business and management experience, his knowledge of the sports and entertainment industries, as well as his familiarity with the Company’s business through his previous roles as an executive of MSG.

The term of office of our directors will expire at the next annual meeting of stockholders and at each succeeding annual meeting after that. The business address for each director is c/o MSG Entertainment Spinco, Inc., Two Pennsylvania Plaza, New York, NY 10121 and each director is a citizen of the United States. We will encourage our directors to attend annual meetings of stockholders and believe that attendance at annual meetings is just as important as attendance at meetings of the Board.

Because we did not have any operations in fiscal year 2019, our Board did not hold any meetings during that year.

Director Compensation

A director who is a Company employee will receive no extra compensation for serving as a director. Each non-employee director will receive a base fee of $50,000 per year; $2,000 per Board or committee meeting attended in person; and $500 per Board, committee or non-management director meeting attended by telephone. Non-employee directors will also receive $5,000 annually per committee membership and $10,000 annually per committee chairmanship. In addition, we will reimburse our directors for reasonable expenses in connection with attendance at Board, committee and stockholder meetings.

We will also pay our non-employee directors compensation in restricted stock units. Each year, each non-employee director will receive a grant of restricted stock units for the number of shares of common stock equal to $110.000 divided by the average closing price over the twenty-trading-day period concluding on the date immediately preceding the grant date. The restricted stock units the non-employee directors will receive will be fully vested on the date of grant but will remain subject to a holding requirement until the first business day following 90 days after service on the Board ceases (other than in the event of a director’s death, in which case the restricted stock units will be settled as soon as practicable). Such compensation will be made pursuant to our Stock Plan for Non-Employee Directors. Please see “Executive Compensation — Our Equity Compensation Plan Information — Our Stock Plan for Non-Employee Directors” for information concerning our Director Stock Plan.

Board Committees

The Board will have two permanent committees: the Audit Committee and the Compensation Committee.

Audit Committee

At the time of the Distribution, our Audit Committee will consist of three members. The primary purposes and responsibilities of our Audit Committee are to: (a) assist the Board (i) in its oversight of the integrity of our financial statements, (ii) in its oversight of our compliance with legal and regulatory requirements, (iii) in assessing our independent registered public accounting firm’s qualifications and independence, and (iv) in assessing the performance of our internal audit function and independent registered public accounting firm; (b) appoint, compensate, retain, oversee and terminate the Company’s independent registered public accounting firm and pre-approve, or adopt appropriate procedures to pre-approve, all audit and non-audit services, if any, to be provided by the independent registered public accounting firm; (c) review the appointment and replacement of the head of our internal audit department and to review and coordinate the agenda, scope, priorities, plan and authority of the internal audit department; (d) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by Company employees or any provider of accounting-related services of concerns regarding questionable accounting and auditing matters and review of submissions and the treatment of any such complaints; (e) review and approve related party transactions that are required to be disclosed under SEC rules or that require such approval under the Company’s Related Party Transaction Approval Policy (if the Audit Committee is then serving as the Independent Committee under such policy); (f) conduct and review with the Board an annual self-assessment of the Audit Committee; (g) prepare any report of the Audit Committee required by the rules and regulations of the SEC for inclusion in our annual proxy statement; (h) review and reassess the Audit Committee charter at least annually; and (i) report to the Board on a regular basis. The text of our Audit Committee charter is available on our website at [●]. A copy may be obtained by writing to MSG Entertainment Spinco, Inc., Two Pennsylvania Plaza, New York, NY 10121; Attention: Corporate Secretary.

We expect our Board of Directors to determine that each member of our Audit Committee is “independent” within the meaning of the rules of both NYSE and the SEC, and that each has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years and is able to read and understand fundamental financial statements, including balance sheets, income statements and cash flow statements. All directors we add to the Audit Committee in the future will also meet those standards. We expect our Board to also determine that at least one member of our Audit Committee is an “audit committee financial expert” within the meaning of the rules of the SEC.

Our Board has established a procedure whereby complaints or concerns with respect to accounting, internal controls and auditing matters may be submitted to the Audit Committee. This procedure is described under “Communicating with Our Directors” above.

Our Audit Committee did not exist in 2019.

Compensation Committee

At the time of the Distribution, our Compensation Committee will consist of not less than two members. The primary purposes of our Compensation Committee are to: (a) establish our general compensation philosophy and, in consultation with management, oversee the development and implementation of compensation programs; (b) review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our other executive officers who are required to file reports with the SEC under Section 16 of the Exchange Act (together with the Chief Executive Officer, the “Senior Employees”), evaluate their performance in light of these goals and objectives and determine and approve their compensation based upon that evaluation; (c) approve any new equity compensation plan or material changes to an existing plan; (d) oversee the activities of the committee or committees administering our retirement and benefit plans; (e) in consultation with management, oversee regulatory compliance with respect to compensation matters including overseeing the Company’s policies on structuring compensation programs to preserve tax deductibility, and, as, when and if required, establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the Code, as in effect from time to time (“Section 162(m)”); (f) determine and approve any severance or similar termination payments to be made to Senior Employees (current or former); (g) determine the components and amount of Board compensation and review such determinations from time to time in relation to other similarly situated companies; (h) prepare any reports of the Compensation Committee to be included in the Company’s annual proxy statement in accordance with the applicable rules and regulations of the SEC; (i) conduct and review with the Board an annual self-assessment of the Compensation Committee; and (j) report to the Board on a regular basis, but not less than annually. The Compensation Committee may, in its discretion, delegate a portion of its duties and responsibilities to one or more subcommittees of the Compensation Committee. For example, the Compensation Committee may delegate the approval of certain transactions to a subcommittee consisting solely of members of the Compensation Committee who are (i) “non-employee directors” for the purposes of Rule 16b-3 issued by the SEC under the Exchange Act, and (ii) “outside directors” for the purposes of Section 162(m). The Compensation Committee may also engage outside compensation consultants to assist in the performance of its duties and responsibilities. The text of our Compensation Committee charter is available on our website at [●]. A copy may be obtained by writing to MSG Entertainment Spinco, Inc., Two Pennsylvania Plaza, New York, NY 10121; Attention: Corporate Secretary.

We expect our Board of Directors to determine that each member of our Compensation Committee is “independent” under the rules of NYSE.

Our Compensation Committee did not exist in 2019.

Absence of Nominating Committee

We will not have a nominating committee. We believe that it is appropriate not to have a nominating committee because of our stockholder voting structure. Under the terms of our amended and restated certificate of incorporation, the holders of our Class B Common Stock will have the right to elect 75% of the members of our Board. Our Corporate Governance Guidelines provide a mechanism for the selection of nominees for election as directors by the holders of our Class A Common Stock (“Class A Directors”) and by the holders of our Class B Common Stock (“Class B Directors”). The holders of our Class A Common Stock are currently entitled to elect 25% of the members of our Board. Under our Corporate Governance Guidelines, nominees for election as Class A Directors shall be recommended to the Board by the Class A Directors then in office who were elected by the holders of our Class A Common Stock. Nominees for election as Class B Directors shall be recommended to our Board by the Class B Directors then in office who were elected by the holders of the Class B Common Stock.

Our directors have not set specific, minimum qualifications that nominees must meet in order for them to be nominated for election to the Board, but rather believe that each nominee should be evaluated based on his or her individual merits, taking into account, among other matters, the factors set forth in our Corporate Governance Guidelines under “Board Composition” and “Selection of Directors.” Those factors include:

•	The desire to have a Board that encompasses a broad range of skills, expertise, industry knowledge, diversity of viewpoints, opinions, background and experience, and contacts relevant to our business;

•	Personal qualities and characteristics, accomplishments and reputation in the business community;

•	Ability and willingness to commit adequate time to Board and committee matters; and

•	The fit of the individual’s skill and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of our Company.

The Class A Directors will evaluate possible candidates to recommend to the Board for nomination as Class A Directors and suggest individuals for the Board to explore in more depth. The Board will consider nominees for Class A Directors recommended by our stockholders. Nominees recommended by stockholders will be given appropriate consideration in the same manner as other nominees. Stockholders who wish to submit nominees for consideration by the Board for election at our annual meeting of stockholders may do so by submitting in writing such nominees’ names, in compliance with the procedures and along with the other information required by our by-laws. Any such nominee must be submitted to the Corporate Secretary of the Company, at MSG Entertainment Spinco, Inc., Two Pennsylvania Plaza, New York, NY 10121 not less than 60 or more than 90 days prior to the date of our annual meeting of stockholders, provided that if the date of the meeting is publicly announced or disclosed less than 70 days prior to the date of the meeting, such notice must be given not more than 10 days after such date is first announced or disclosed.

The Class B Directors will consult from time to time with one or more of the holders of Class B Common Stock to assure that all Class B Director nominees recommended to the Board are individuals who will make a meaningful contribution as Board members and will be individuals likely to receive the approving vote of the holders of a majority of the outstanding Class B Common Stock. The Class B Directors do not intend to consider unsolicited suggestions of nominees by holders of our Class A Common Stock. We believe that this is appropriate in light of the voting provisions of our amended and restated certificate of incorporation which vest exclusively in the holders of our Class B Common Stock the right to elect our Class B Directors.

Other Committees

In addition to standing committees, the Company has adopted a policy whereby a committee of our Board of Directors consisting entirely of independent directors (an “Independent Committee”) will review and approve transactions with Other Entities. The Independent Committee will also review and approve or take such other action as it may deem appropriate with respect to transactions involving the Company and its subsidiaries, on the one hand, and in which any director, officer, greater than 5% stockholder of the Company or any other “related person” as defined in Item 404 of Regulation S-K of the SEC (“Item 404”) has or will have a direct or indirect material interest. This approval requirement covers any transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404, which currently apply to any transaction (or any series of similar transactions) in which the amount involved exceeds $120,000. The policy does not cover decisions on compensation or benefits or the hiring or retention of any person. The hiring or retention of executive officers is determined by our full Board of Directors. Compensation of executive officers is subject to the approval of our Compensation Committee. This policy also does not cover any pro rata distributions to all Company stockholders, including a pro rata distribution of our Class A Common Stock to holders of our Class A Common Stock and our Class B Common Stock to holders of our Class B Common Stock. No director on an Independent

Committee will participate in the consideration of a related party transaction with that director or any related person of that director.

Our by-laws provide for the formation of an Executive Committee of the Board of Directors which would have the power to exercise all of the powers and authority of the Board in the management of the business and affairs of the Company, except as limited by the Delaware General Corporation Law. Our Board has not formed an Executive Committee, although it could do so in the future.

Our by-laws also permit the Board of Directors to appoint other committees of the Board from time to time which would have such powers and duties as the Board properly determines.

Our Executive Officers

The following individuals are executive officers of the Company and are expected to continue to serve as our executive officers at the time of the Distribution. Additional executive officers may be appointed prior to the Distribution. It is expected that in connection with the Distribution Mr. D’Ambrosio and Mr. Yospe will cease to serve as executive officers of MSG.

JAMES L. DOLAN, 64. Mr. Dolan is a director of the Company since November 21, 2019 and the Executive Chairman and Chief Executive Officer of the Company since November 21, 2019. Mr. Dolan is a director, the Executive Chairman (since 2015) and Chief Executive Officer (since November 2017) of MSG; however, it is expected that Mr. Dolan will serve as the Executive Chairman of MSG following the Distribution. Mr. Dolan has also served as a director and the Executive Chairman of MSG Networks since 2009. Mr. Dolan was the Chief Executive Officer of Cablevision from 1995 until its sale in 2016. He was President of Cablevision from 1998 to 2014; Chief Executive Officer of Rainbow Media Holdings, Inc., a former subsidiary of Cablevision, from 1992 to 1995; and Vice President of Cablevision from 1987 to 1992. In addition to MSG Networks, Mr. Dolan has served as a director of AMC Networks since 2011 and previously served as a director of Cablevision from 1991 until its sale in 2016.

ANDREW LUSTGARTEN, 42. Mr. Lustgarten is the President of the Company since November 21, 2019. Mr. Lustgarten is President of MSG since December 2017, and it is expected that following the Distribution he will serve as the President and Chief Executive Officer of MSG and continue as President of the Company. As President of MSG, Mr. Lustgarten is responsible for driving both internal and external opportunities for growth. He oversees MSG’s entertainment and sports bookings and productions businesses, as well as all aspects of the business operations of MSG’s professional sports franchises. In addition, Mr. Lustgarten drives MSG’s corporate development activities, including new strategic opportunities, initiatives and partnerships, as well as MSG’s plans to build state-of-the-art venues, called MSG Sphere, in Las Vegas and London. Previously, Mr. Lustgarten served as Executive Vice President, Corporate Development and Strategy, since 2014. In his role as Executive Vice President, Corporate Development and Strategy, Mr. Lustgarten was responsible for developing both internal and external opportunities that advance MSG’s key growth initiatives, maintaining key industry and strategic alliances, and overseeing MSG’s involvement in new strategic transactions. Prior to his employment with MSG, Mr. Lustgarten worked at the NBA, as Senior Vice President, Global Strategy and Senior Vice President, Business and Strategic Development, from 2012 to 2014, and as Special Assistant to the Commissioner from 2007 to 2012. Prior to joining the NBA in 2007, Mr. Lustgarten held various positions, including Vice President, Finance at Cablevision, and as a financial analyst in the Media and Entertainment Investment Banking Group of Bear Stearns & Co. Mr. Lustgarten has served as a director of BCE since 2016, Tao Group Hospitality since 2017 and both the Garden of Dreams Foundation and Counter Logic Gaming since 2018, as well as the Lustgarten Foundation for Pancreatic Cancer Research since 2001, the nation’s largest private supporter of pancreatic cancer research. Mr. Lustgarten previously served as a director of Tribeca Enterprises LLC from 2017 to August 2019.

PHILIP D’AMBROSIO, 52. Mr. D’Ambrosio is the Interim Chief Financial Officer, Treasurer and Secretary since March 12, 2020 and served as Senior Vice President, Treasurer of the Company from November 2019 to March 2020. Mr. D’Ambrosio is Senior Vice President, Treasurer, of MSG since October 2018; however, it is expected that Mr. D’Ambrosio will no longer serve as the Senior Vice President, Treasurer of MSG following the Distribution. Mr. D’Ambrosio served as Senior Vice President, Tax and Treasury, of MSG from August 2016 through October 2018. Prior to joining MSG, Mr. D’Ambrosio was Senior Vice President, Tax, of Cablevision from 2002 through 2016. Prior to that, Mr. D’Ambrosio was a partner at Ernst & Young. Mr. D’Ambrosio has served as a director of the Broadband Tax Institute since 2005 and a trustee of the Rye Historical Society since 2018 and a director of the Bucknell University Parents Association since February 2019.

JOSEPH F. YOSPE, 61. Mr. Yospe is the Senior Vice President, Controller and Principal Accounting Officer of the Company since November 21, 2019. Mr. Yospe is the Senior Vice President, Controller and Principal Accounting Officer of MSG since July 2015; however, it is expected that Mr. Yospe will no longer serve as the Senior Vice President, Controller and Principal Accounting Officer of MSG following the Distribution. Previously, Mr. Yospe served as the Senior Vice President, Controller and Principal Accounting Officer of MSG Networks from 2010 until September 2015. Mr. Yospe was Senior Vice President, Corporate Controller and Chief Accounting Officer of ABM Industries Incorporated from 2008 to 2010 and Senior Vice President from October 2007 to December 2007; Assistant Controller and then Vice President and Assistant Controller of Interpublic Group of Companies, Inc. from 2004 to 2007; and Corporate Controller of Genmab A/S from 2002 to 2004.

EXECUTIVE COMPENSATION

Introduction

This section presents information concerning compensation arrangements for our named executive officers. We present historical and current fiscal year information concerning the compensation of Mr. James L. Dolan, our Executive Chairman and Chief Executive Officer; Mr. Andrew Lustgarten, our President; Mr. Philip D’Ambrosio, our Interim Chief Financial Officer, Treasurer and Secretary; and Joseph F. Yospe, our Senior Vice President, Controller and Principal Accounting Officer, from MSG for the year ended June 30, 2019.

The historical compensation information, including in particular the information set forth below under “— Historical Compensation Information,” is not directly relevant to the compensation that these officers will receive from the Company.

Each of the named executive officers holds various long-term incentive awards that were granted by MSG. Treatment of these in the Distribution is described under “— Treatment of Outstanding Awards.”

Compensation Discussion & Analysis

This Compensation Discussion & Analysis provides a discussion of MSG’s compensation philosophy and 2019 compensation from MSG for our NEOs (as defined below). MSG’s compensation philosophy may be relevant to the Company because it is anticipated that the elements of our compensation will be similar to the elements of MSG’s compensation. Our Compensation Committee will review the impact of the Distribution and will review all aspects of compensation and make any appropriate adjustments.

For purposes of this Compensation Discussion & Analysis, the Company’s named executive officers are James L. Dolan, Andrew Lustgarten, Philip D’Ambrosio and Joseph F. Yospe. These individuals are referred to collectively as Named Executive Officers (“NEOs”). Messrs. Dolan and Lustgarten are also named executive officers of MSG and will continue as officers of MSG following the Distribution.

Executive Summary

MSG’s Executive Compensation Program Objectives and Philosophy

MSG places great importance on its ability to attract, retain, motivate and reward experienced executive officers who can drive its business objectives and achieve strong financial, operational and stock price performance as well as long-term value creation. The compensation committee of the board of directors of MSG (“MSG’s Compensation Committee” or the “MSG Compensation Committee”) has designed executive compensation policies and programs that are consistent with, explicitly linked to, and supportive of, the financial and strategic objectives of growing MSG’s businesses and driving long-term stockholder value.

MSG’s Compensation Committee has designed a program that reflects four key overarching executive compensation principles:

Principle	Implementation
A significant portion of compensation opportunities should be at risk.	• The majority of executive compensation is at risk and based on MSG stockholder returns as well as the MSG’s performance against predetermined financial performance targets.

Long-term performance incentives should generally outweigh short-term performance incentives.	• Incentive compensation focuses more heavily on MSG’s long-term rather than short-term accomplishments and results.

Executive officers should be aligned with stockholders through equity compensation.	• Equity-based compensation comprises a substantial portion of executive compensation, ensuring alignment with MSG’s stockholder interests.

The compensation structure should enable MSG to attract, retain, motivate and reward the best talent.

•  MSG’s overall executive compensation program is competitive, equitable and thoughtfully structured so as to attract, retain, motivate and reward talent.

•  MSG’s Compensation Committee focuses on total direct compensation, as well as individual compensation elements when providing competitive compensation opportunities.

In designing MSG’s executive compensation program, MSG’s Compensation Committee seeks to fulfill these objectives by maintaining appropriate balances between (1) short-term and long-term compensation, (2) cash and equity compensation, and (3) performance-based and time-based vesting of compensation.

Elements of MSG’s Compensation Program

MSG compensates its executive officers through base salary, annual incentive awards, long-term incentive awards, perquisites and benefit programs. MSG’s annual and long-term incentive programs provide performance-based incentives for its executive officers tied to key financial and strategic measures that generate long-term stockholder value and reward sustained achievement of MSG’s key financial goals. MSG considers Total MSG Net Revenue and AOI to be the key measures of MSG’s operating performance. As such, MSG’s Compensation Committee has reflected these performance measures in its annual incentive awards and long-term incentive performance equity awards, along with other specific strategic and operating measures. MSG’s long-term incentive program also includes restricted stock units whose value is tied to the performance of the market value of MSG’s Class A Common Stock. In order to further align compensation opportunities with MSG’s strategic vision and focus on growth, MSG’s Compensation Committee has also occasionally granted certain awards in the form of stock options, where appropriate, which support the goal of generating long-term stockholder value.

The table below summarizes the current elements of MSG’s compensation program and how each element supports MSG’s compensation objectives:

Component		Performance Link		Description
Base Salary	Cash	• Fixed level of compensation determined primarily based on the role, job performance and experience • Intended to compensate MSG’s executive officers for day-to-day services performed
Annual Incentive	Cash	Financial (50%)	Total MSG Net Revenue (40%)	• Performance-based cash incentive opportunity • Designed to be based on the achievement of pre-determined financial and strategic performance measures approved by the MSG Compensation Committee
MSG AOI (60%)
		Strategic (50%)	Strategic Objectives
Long- Term Incentive	Performance Stock Units (50%)	Total MSG Net Revenue (50%)

•  Financial performance targets are pre-determined by the MSG Compensation Committee and reflect our long-term financial goals

•  Cliff-vest after three years to the extent that financial performance targets measured in the last year of the three-year period are achieved

MSG Business Unit AOI (50%)
	Restricted Stock Units (50%)	Stock Price Performance		• Share-based award establishes direct alignment with MSG stock price performance and stockholder interests • Vest ratably over three years

MSG’s 2019 Fiscal Year Annual Compensation Opportunities Mix

As described above, MSG’s compensation program is designed with significant long-term performance-based and at-risk components. For the 2019 fiscal year, a substantial majority of the named executive officers’ MSG compensation was at risk, with a majority of at-risk compensation granted in the form of long-term equity-based awards.

MSG’s Executive Chairman and Chief Executive Officer Pay Mix(1)(2)	MSG’s Average NEO Pay Mix(1)(2) (excluding Executive Chairman and Chief Executive Officer)

(1)

Reflects the allocation of base salary, annual target bonus opportunity, and long-term incentive award target value as set forth in the named executive officers’ MSG employment agreements; excludes awards that are not considered standard annual compensation for the 2019 fiscal year.

(2)	Totals may not equal 100% due to rounding.

MSG’s Compensation Governance Practices

MSG’s executive compensation program is overseen by the wholly independent MSG Compensation Committee, with the support of an independent compensation consultant. MSG maintains a compensation program with strong governance features, including:

MSG’s Compensation Practices

✓	Substantial proportion of compensation is at risk (92% for MSG’s Executive Chairman and Chief Executive Officer)

✓	Short- and long-term incentives earned based on the achievement of objective, pre-determined performance goals

✓	Stockholder feedback considered in MSG Compensation Committee review of compensation program

✓	Anti-hedging/pledging

✓	No excise tax gross-up provisions

✓	Review of tally sheets for each MSG executive officer by MSG Compensation Committee at least annually

✓	Fully independent MSG Compensation Committee oversight of compensation decisions

✓	MSG’s Compensation Committee utilizes support of the MSG compensation consultant

MSG’s 2019 Fiscal Year Alignment Awards

On October 3, 2018, MSG entered into a new employment agreement with James L. Dolan, effective as of that date, which provided for Mr. Dolan’s employment as the Executive Chairman and Chief Executive Officer of MSG. Mr. Dolan has served as a director and the Executive Chairman of MSG since 2015 and, in November 2017, also became MSG’s Chief Executive Officer.

Since 1987, Mr. Dolan has held a variety of leadership positions at Cablevision, MSG Networks and The Madison Square Garden Company and, as a result, has garnered valuable expertise in the sports, media and entertainment industries. For the 2019 fiscal year, Mr. Dolan spearheaded MSG’s vision to ensure that MSG remained at the forefront of live sports and entertainment innovation and excellence. This vision included MSG’s plans to build state-of-the-art venues, called MSG Sphere, that will pioneer the next generation of immersive experiences. In addition, Mr. Dolan was uniquely qualified to lead this Distribution—having served as the architect for Cablevision’s spin-off of the former Madison Square Garden Company and AMC Networks, and MSG Networks’ spin-off of the current Madison Square Garden Company.

The 2019 fiscal year was an important inflection point in MSG’s multi-year growth strategy. MSG determined this Distribution would more clearly highlight the unique value of its sports assets and brands, including the Knicks and Rangers franchises. With regard to the MSG Sphere initiative, MSG broke ground in Las Vegas in September 2018 with a goal of opening the first MSG Sphere venue in calendar year 2021. The substantial incremental revenue and adjusted operating income expected to be generated on an annual basis by the MSG Sphere in Las Vegas and the transformative nature of MSG’s strategy required a proactive approach to ensuring its leadership continuity and to retaining a talented executive team that will execute over the long-term. Mr. Dolan was identified as integral to the successful execution of MSG’s global growth strategy, including directing these large-scale undertakings and positioning MSG to drive long-term value.

MSG’s Compensation Committee sought to target reward opportunities and overall incentive approaches to continue to motivate successful execution, with realized compensation that is aligned with the returns to be created for MSG stockholders. MSG’s Compensation Committee decided that it was in the best interests of MSG and its stockholders to incentivize Mr. Dolan as MSG’s Chief Executive Officer. Considering the critical role he would play in the future success of MSG, and upon competitive review, the MSG Compensation Committee approved an employment agreement in October 2018 that keeps Mr. Dolan’s existing salary and annual bonus opportunity with MSG the same, while increasing his opportunity to realize long-term incentives from MSG in alignment with continued stockholder value creation. Consistent with his prior agreement with MSG, Mr. Dolan’s new MSG employment agreement provided for an annual base salary of not less than $1,000,000, and Mr. Dolan’s participation in MSG’s annual bonus program with an annual target bonus opportunity equal to not less than 200% of his base salary. He is also eligible, subject to his continued employment by MSG, to participate in such long-term incentive programs that are made available in the future to similarly situated executives at MSG. With a goal of furthering alignment with continued MSG stockholder value creation, Mr. Dolan’s new MSG employment agreement provided for an increased target annual long-term incentive value of not less than $9,000,000.

To further align Mr. Dolan’s interests with those of MSG stockholders as MSG executes its multi-year growth strategy, pursuant to the terms of Mr. Dolan’s MSG employment agreement, the MSG Compensation Committee also granted Mr. Dolan a one-time performance alignment award of (x) performance stock units with an aggregate grant date fair value of $10,000,000 (the “MSG Performance Alignment PSU Grant”) and (y) three grants of stock options, two of which are premium priced, and each with a grant date fair value of $10,000,000 (the “MSG Performance Alignment Option Grants”). The MSG Compensation Committee granted stock options and premium priced stock options for the majority of this award to establish direct alignment with stockholders. MSG believes that options are inherently performance-based because their value is directly tied to the creation of stockholder value, which is further underscored by the use of premium pricing. In order for Mr. Dolan to recognize the full target value of the MSG Performance Alignment Option Grants ($30 million), the price of a share of MSG Class A Common Stock would have to increase to a per share price of $416.39 (a 35% increase over the closing price on the NYSE on the date of grant).

Subject to the terms of Mr. Dolan’s MSG employment agreement and the award agreement, 75% of the MSG Performance Alignment PSU Grant is scheduled to vest in September 2021, which is at the same time as the performance stock units previously granted to Mr. Dolan by MSG with respect to MSG’s fiscal year ending on June 30, 2019, and the remaining 25% is expected to vest on September 15, 2022, in each case subject to the achievement of the same pre-determined MSG financial performance targets as the performance stock units granted by MSG to its eligible employees for the fiscal year ending June 30, 2019. The three MSG Performance Alignment Option Grants have exercise prices as follows: one equal to the closing price of a share of MSG Class A Common Stock on the NYSE on the date of grant ($308.75), one equal to 110% of the closing price of a share of MSG Class A Common Stock on the NYSE on the date of grant ($339.63) and one equal to 125% of the closing price of a share of MSG Class A Common Stock on the NYSE on the date of grant ($385.94). Each of the MSG Performance Alignment Option Grants will vest in four equal annual installments beginning on September 15, 2019, with the last installment vesting on September 15, 2022, subject to the terms of Mr.  Dolan’s MSG employment agreement and the award agreements, and expire not later than 7.5 years after the date of grant.

MSG’s Compensation Program Practices and Policies

The following discussion describes the practices and policies implemented by MSG’s Compensation Committee during the fiscal year ended June 30, 2019. For the 2019 fiscal year, compensation for each of the named executive officers was subject to an employment agreement approved by MSG’s Compensation Committee.

Role of the MSG Compensation Committee

MSG’s Compensation Committee administers MSG’s executive compensation program. The responsibilities of MSG’s Compensation Committee are set forth in its charter. Among other responsibilities, the MSG Compensation Committee: (1) establishes MSG’s general compensation philosophy and, in consultation with management, oversees the development and implementation of MSG’s compensation programs; (2) reviews and approves corporate goals and objectives relevant to the compensation of MSG’s executive officers who are required to file reports with the SEC under Section 16(a) of the Exchange Act, evaluates their performance in light of those goals and objectives, and determines and approves their respective compensation levels based on this evaluation; (3) oversees the activities of the committee or committees administering MSG’s retirement and benefit plans; and (4) administers MSG’s stockholder-approved compensation plans.

Role of the Independent MSG Compensation Consultant

MSG’s Compensation Committee has authority under its charter to engage outside consultants to assist in the performance of its duties and responsibilities. MSG’s Compensation Committee utilizes the services of ClearBridge Compensation Group LLC (the “MSG compensation consultant”), an independent compensation consultant, to assist in determining whether the elements of MSG’s executive compensation program are reasonable and consistent with MSG’s objectives.

The MSG compensation consultant reports directly to MSG’s Compensation Committee and, at the request of MSG’s Compensation Committee, the MSG compensation consultant meets with members of MSG’s management from time to time for the purpose of gathering information on management proposals and recommendations to be presented to MSG’s Compensation Committee.

The services provided by the MSG compensation consultant to MSG’s Compensation Committee during the fiscal year ended June 30, 2019 included:

•	Attended all MSG Compensation Committee meetings;

•	Provided information, research, and analysis pertaining to MSG’s executive compensation program for the 2019 fiscal year;

•	Regularly updated MSG’s Compensation Committee on market trends, changing practices, and legislation pertaining to compensation;

•	Assisted MSG’s Compensation Committee in making pay determinations for MSG’s executive officers;

•

Assisted MSG’s Compensation Committee in making compensation decisions in connection with MSG’s entry into new employment agreements with its (i) Executive Chairman and Chief Executive Officer; (ii) Executive Vice President and General Counsel; (iii) Executive Vice President and Chief Financial Officer; and (iv) Senior Vice President, Treasurer;

•	Advised on the design of MSG’s executive compensation program and the reasonableness of individual compensation targets and awards;

•	Conducted a compensation risk assessment;

•	Provided advice and recommendations that incorporated both market data and company-specific factors; and

•	Assisted MSG’s Compensation Committee in connection with its review of non-management director compensation.

During the 2019 fiscal year, the MSG compensation consultant provided no services to MSG other than those provided to MSG’s Compensation Committee.

MSG’s Compensation Committee charter requires MSG’s Compensation Committee to consider the NYSE independence factors before receiving advice from an advisor, despite the fact that such independence rules are not applicable to controlled companies. For the fiscal year ended June 30, 2019, MSG’s Compensation Committee concluded that the MSG compensation consultant satisfies the independence requirements of the NYSE rules. In addition, the MSG Compensation Committee believed that the independent consultant’s work did not raise any conflicts of interest during the fiscal year ended June 30, 2019. In reaching this conclusion, the MSG Compensation Committee considered the same rules regarding advisor independence.

Role of MSG Executive Officers in Determining Compensation

MSG’s Compensation Committee reviews the performance and compensation of MSG’s Executive Chairman and Chief Executive Officer and, following discussions with the MSG compensation consultant, establishes his compensation. MSG’s senior management assists MSG’s Compensation Committee and the MSG compensation consultant as described in this Compensation Discussion & Analysis, and provides to the MSG Compensation Committee, either directly or through the MSG compensation consultant, management’s recommendations on the compensation for MSG’s executive officers other than the Executive Chairman and Chief Executive Officer. Other members of MSG’s management provide support to MSG’s Compensation Committee as needed. Based upon a review of performance and historical compensation, recommendations and information from members of MSG’s management, and recommendations and discussions with the MSG compensation consultant, MSG’s Compensation Committee determines and approves compensation for its executive officers.

MSG’s Performance Objectives

As described below under “— Elements of MSG’s Compensation Program,” performance-based incentive compensation is an important element of MSG’s executive compensation program.

Generally, MSG’s Compensation Committee has historically based the performance objectives for MSG’s incentive compensation on Total MSG Net Revenues and/or on the AOI of MSG and its business segments. MSG considers these performance objectives to be key measures of MSG’s operating performance.

MSG defines “Total MSG Net Revenue” as total revenue for all business units other than specified divisions where contribution is the measure used, in which cases Total MSG Net Revenue includes the contribution of those units. Contribution is revenue less event-related expenses. In those instances, MSG’s management believes it serves as a more meaningful measure of revenue.

MSG defines “AOI,” which is a non-U.S. GAAP financial measure, as operating income (loss) before (i) depreciation, amortization and impairments of property and equipment and intangible assets, (ii) share-based compensation expense or benefit, (iii) restructuring charges or credits, (iv) gains or losses on sales or dispositions of businesses and (v) the impact of purchase accounting adjustments related to business acquisitions. Because it is based upon operating income (loss), AOI also excludes interest expense (including cash interest expense) and other non-operating income and expense items. “MSG Business Unit AOI” is based upon the AOI of MSG’s business segments less the cost of MSG’s long-term incentive program to the extent included as an expense of the segments. The performance measures used for purposes of annual incentives or long-term awards may contemplate certain potential future adjustments and exclusions.

Tally Sheets

MSG’s Compensation Committee has reviewed tally sheets prepared by the MSG compensation consultant, setting forth all components of compensation payable, and the benefits accruing, to MSG’s executive officers for the fiscal year ended June 30, 2019, including all cash compensation, benefits, perquisites and the current value of outstanding equity-based awards. The tally sheets also set forth potential payouts to MSG’s executive officers upon various termination scenarios.

Determining MSG Compensation Levels; Benchmarking

As part of the MSG Compensation Committee’s review of the total compensation for the fiscal year ended June 30, 2019, the MSG compensation consultant assisted MSG’s Compensation Committee in: (1) determining if a peer group should be used for comparative purposes, (2) assessing executive compensation in light of internal and external considerations and (3) reviewing MSG’s equity and cash-based executive incentive programs, taking into account evolving market trends. MSG’s Compensation Committee, in consultation with the MSG compensation consultant, considered broad market data (industry-related and general industry data) and multiple broad-based compensation surveys in order to appropriately assess compensation levels.

For the fiscal year ended June 30, 2019, MSG’s Compensation Committee, in consultation with the MSG compensation consultant, determined not to utilize a peer group or target positioning in determining compensation given the limited number of comparable publicly-traded companies.

In addition to the market data listed above, MSG’s Compensation Committee considered internal information (historical compensation, job responsibility, experience, parity among executive officers, contractual commitments and attraction and retention of talent) to determine compensation.

Elements of MSG’s Compensation Program

MSG’s executive compensation philosophy is reflected in the principal elements of its executive compensation program, each of which is important to MSG’s goal of attracting, retaining, motivating and rewarding highly-qualified executive officers. MSG’s compensation program included the following key elements for the fiscal year ended June 30, 2019: base salary, annual cash incentives, long-term incentives, retirement, health and welfare and other benefits, which are generally provided to all other eligible employees of MSG, and additional executive officer benefits, including post-termination compensation under certain circumstances and certain perquisites, each as described below.

A significant percentage of total direct compensation is allocated to incentive compensation in accordance with the philosophy of MSG’s Compensation Committee. MSG’s Compensation Committee reviews historical compensation, other information provided by the MSG compensation consultant and other factors, such as experience, performance, length of service and contractual commitments, to determine the appropriate level and mix of compensation for its executive officers. The allocation between cash and equity compensation and between short-term and long-term compensation is designed to provide a variety of fixed and at-risk compensation that is related to the achievement of MSG’s short-term and long-term objectives.

Mr. Dolan is also employed by MSG Networks as its Executive Chairman. Mr. Dolan receives separate compensation from MSG Networks with respect to such employment. The compensation program and philosophies discussed in this information statement reflect only compensation that is paid by MSG for services rendered to MSG, except as otherwise noted.

See “— Key Elements of 2020 Expected Compensation from the Company” below for information regarding the compensation expected to paid by the Company to the NEOs following the Distribution.

Base Salaries

MSG’s Compensation Committee is responsible for setting the base salaries of its executive officers, which are intended to compensate them for the day-to-day services that they perform for MSG. MSG set the base salaries for these executive officers at levels that are intended to reflect the competitive marketplace in attracting and retaining quality executive officers. The employment agreements between MSG and the executive officers contain a minimum base salary level. MSG’s Compensation Committee reviews the salaries of its executive officers at least annually. MSG’s Compensation Committee may adjust base salaries for its executive officers over time, based on their performance and experience and in accordance with the terms of their employment agreements.

The base salaries paid by MSG to Messrs. Dolan, Lustgarten, D’Ambrosio and Yospe in the fiscal year ended June 30, 2019 were as follows: $1,000,000, $1,423,077, $568,476 and $531,950, respectively. See footnote 1 to “— Historical Compensation Information — Summary Compensation Table” for additional information regarding the base salaries paid by MSG during its fiscal year. MSG’s Compensation Committee determined salaries for the NEOs after evaluation of MSG and individual performance, market pay levels, the range of increases generally provided to MSG’s employees and, to the extent appropriate, MSG management’s recommendations.

Annual Cash Incentives

Overview

MSG’s annual cash incentives historically were determined by performance against goals: under MSG’s Management Performance Incentive Plan (“MPIP”) for the purpose of determining the final annual incentive payouts, and under MSG’s Cash Incentive Plan (“CIP”) for the purpose of achieving tax deductibility pursuant to the performance compensation exception under Section 162(m) as in effect prior to the Tax Cuts and Jobs Act. MSG structured the annual cash incentives earned for performance in the 2019 fiscal year consistent with its historical practice. See “— Tax Deductibility of Compensation” below for a discussion of the impact of the Tax Cuts and Jobs Act on MSG’s compensation program.

•

Management Performance Incentive Plan: MSG’s annual incentive plan under which eligible members of MSG’s management were provided an opportunity to earn an annual cash award. The size of the bonus pool was based on performance measures tied to Total MSG Net Revenues and MSG AOI targets for the 2019 fiscal year as well as certain pre-determined strategic objectives.

•

Cash Incentive Plan: MSG’s 2019 fiscal year annual cash incentives granted to its executive officers and other individuals were subject to an additional performance threshold. Specifically, awards were subject to the achievement of a MSG Business Unit AOI threshold. If MSG Business Unit AOI performance exceeded the threshold goal, the potential bonus pool was funded. MSG’s Compensation Committee then, consistent with past practice, exercised negative discretion to determine the final annual incentive payouts, generally adjusting payouts down to align with the MPIP bonus pool funding level. If threshold performance had not been achieved, the payout would have been zero.

MSG’s annual incentive was designed to link executive compensation directly to MSG’s performance by providing incentives and rewards based upon business performance during the applicable fiscal year.

Target Award Opportunities

Each employee eligible for an annual incentive award from MSG was assigned a target award equal to a percentage of that employee’s base salary earned during the applicable fiscal year. Target annual incentive opportunities were based upon the applicable employee’s position, grade level, responsibilities, and historical and expected future contributions to MSG. In addition, each employment agreement between MSG and each of the named executive officers contains a minimum target annual incentive award level. MSG’s Compensation Committee, in its sole discretion and subject to the terms of employment agreements, may revise target annual incentive award levels for MSG’s executive officers.

Annual Incentive Payouts

The below table summarizes each NEO’s target annual incentive opportunity and actual 2019 fiscal year annual incentive payouts from MSG, as determined by MSG’s Compensation Committee. Consistent with prior years’ practice, payouts earned under MSG’s CIP were reduced so that actual 2019 fiscal year annual incentive payouts were in line with calculated payouts under MSG’s MPIP. The annual incentive payouts are described in more detail below:

Name	2019 Fiscal Year Base Salary	Target Incentive (% of Base Salary)	Maximum Incentive (% of Base Salary)(1)	2019 Fiscal Year MPIP as a % of Target	Actual 2019 Fiscal Year Annual Incentive Award
James L. Dolan	$1,000,000	200%	400%	127.5%	$2,550,800
Andrew Lustgarten	$1,423,077	200%	400%	127.5%	$3,629,985
Philip D’Ambrosio	$568,476	75%	150%	127.5%	$543,776
Joseph F. Yospe	$531,950	45%	90%	127.5%	$305,302

(1)

Upon achievement of the performance threshold established under MSG’s CIP, each participant was eligible to receive payment of an incentive bonus equal to the lesser of $10 million and two times the executive’s target annual incentive award. This maximum incentive bonus amount was then reduced in the discretion of the MSG Compensation Committee, as reflected in the “Actual 2019 Fiscal Year Annual Incentive Award” column and described in more detail below.

MSG’s MPIP

Overview

MPIP awards to all eligible MSG employees were conditioned upon the satisfaction of predetermined MSG financial and strategic objectives. Previously, MSG weighted financial and strategic objectives 75% and 25%, respectively, company-wide. For the 2019 fiscal year, MSG shifted to a business function-specific weighting system, with the weighting between its financial and strategic objectives for each business function depending on the specific challenges and desired focus of that function. MSG has 10 business functions, including Ticketing, Marketing Partnerships, Venue Operations and Corporate, with a varied range of strategic weighting depending on the particular business function. In connection with MSG’s robust long-term goals for transformative strategic growth and development, including initiatives such as the Distribution and development of MSG Spheres, the financial and strategic objectives for MSG’s Corporate function (including the NEOs) were each weighted 50%.

Final MPIP results were calculated based on performance achievement against these predetermined goals, as discussed below for MSG’s Corporate function.

Performance Targets & Achievement Levels

Financial Component (50%): For the fiscal year ended June 30, 2019, MSG’s MPIP financial performance objectives included rigorous Total MSG Net Revenue and MSG AOI targets, with potential payouts under this component ranging from 0-200% of target. The level of payout was determined based on the extent to which

MSG’s annual financial performance exceeded or missed the predetermined targets, which resulted in the payout outlined below:

Financial Metrics (Weighting)	2019 Fiscal Year Payout Result

Total MSG Net Revenue (40%)	99.7% of target

MSG AOI (60%)	107.4% of target

Based on MSG’s performance against these pre-determined financial performance objectives, the payout result of the financial component of MSG’s MPIP was 104.3%.

Strategic Component (50%): For the fiscal year ended June 30, 2019, MSG’s MPIP also included a performance component that measured achievement against relevant MSG strategic goals, objectives and metrics specified at the beginning of the fiscal year. These goals, objectives and metrics are reviewed and approved by the MSG Compensation Committee at the beginning of each year.

Goal Setting Process: Each year, MSG establishes specific goals for each business function. These goals are intended to align with MSG’s broad strategic initiatives and are subdivided into discrete objectives, which are further cascaded down into specific, measurable metrics that are used to enumerate year-end achievement. As part of this process, each goal of a specific MSG business function is assigned a weight, and at the end of the fiscal year the level of achievement of each goal by the business function is evaluated on a four-point scale.

2019 Fiscal Year Corporate Goals & Achievement: In the 2019 fiscal year, the Corporate function’s strategic component focused on numerous core strategies aimed at promoting MSG’s initiatives, which were supported by more than 64 individualized and measurable metrics and tactics. These goals, objectives and metrics, and the measurement of achievement against them, focused on MSG Sphere, the Distribution, strategic investments and divestitures, business initiatives that promote efficiency and future growth, becoming an employer of choice, and enhancing the customer experience.

The strategic component for MSG’s executive officer payouts was calculated based on the extent to which MSG’s Corporate-specific objectives and metrics were achieved or missed in the fiscal year.

Based on the performance against these predetermined MSG Corporate objectives, the MSG Compensation Committee determined that the payout result of the strategic component of MSG’s MPIP was achieved at 150.8% of target.

MPIP Payout: As a result of the level of MSG’s achievement of the Corporate financial and strategic objectives, as discussed above, MSG’s MPIP paid out at 127.5% of the target level.

MSG’s CIP

Overview

MSG’s executive officers received annual incentive awards under its CIP to preserve tax deductibility where possible, which awards were reduced to the level earned under MSG’s MPIP as discussed above. See “— Tax Deductibility of Compensation” for a discussion of the impact of the Tax Cuts and Jobs Act on MSG’s compensation program.

Performance Targets & Achievement Levels

For the 2019 fiscal year, MSG’s Compensation Committee used MSG Business Unit AOI as the financial measure for CIP funding, with no awards payable under the plan if an MSG Business Unit AOI threshold of

$159.9 million was not achieved. For the fiscal year ended June 30, 2019, MSG Business Unit AOI was $265.0 million, and MSG’s CIP bonus pool was funded. MSG’s Compensation Committee used negative discretion to bring CIP payout levels to the same level as payouts for the Corporate function calculated under MSG’s MPIP (i.e., 127.5% of the target level).

Long-term Incentives

Long-term incentives represent a substantial portion of MSG’s executive officers’ annual total direct compensation. For the fiscal year ended June 30, 2019, MSG’s standard long-term incentives were comprised of performance stock units and restricted stock units.

MSG’s Compensation Committee believes this equity mix:

•	Establishes strong alignment between its executive officers and the interests of MSG’s stockholders;

•	Provides meaningful incentive to drive actions that will improve MSG’s long term stockholder value;

•	Supports MSG’s objectives of attracting and retaining the best executive officer talent.

The following table summarizes MSG’s 2019 fiscal year standard annual long-term incentive awards for MSG’s executive officers:

Element	Weighting		Summary

MSG Performance Stock Units	50%	✓	Performance is measured by Total MSG Net Revenue and MSG Business Unit AOI, which are equally weighted and considered key value drivers of MSG’s business
		✓	Financial performance targets are pre-determined by MSG’s Compensation Committee and reflect MSG’s financial and strategic long-term goals
		✓	Cliff-vest after three years based on financial performance in the final year of the three-year period

MSG Restricted Stock Units	50%	✓	Share-based award establishes direct alignment with MSG’s stock price performance and its stockholder interests
		✓	Vest ratably over three years

Additional information regarding long-term incentive awards granted by MSG to the NEOs during the 2019 fiscal year is set forth in the “Summary Compensation Table” and the “Grants of MSG Plan-Based Awards” table under “Historical Compensation Information” below. See “— Treatment of Outstanding Awards” below for a discussion of the impact of the Distribution on outstanding MSG long-term incentive awards.

MSG Performance Stock Units

Performance stock units are intended to align MSG’s executive officers’ interests with those of its stockholders, with a focus on long-term financial results. Under MSG’s executive compensation program for the fiscal year ended June 30, 2019, performance stock units were granted to MSG’s executive officers and certain other members of its management pursuant to MSG’s 2015 Employee Stock Plan (the “MSG Employee Stock Plan”).

2019 Fiscal Year Grants

During the fiscal year ended June 30, 2019, the MSG Compensation Committee approved the following awards of MSG performance stock units to the NEOs, which unless otherwise noted, are for the 2019-2021 fiscal year period:

Name	MSG Performance Stock Units (at target)	Grant Date Fair Value(1)
James L. Dolan (2)	48,539	$14,943,922
Andrew Lustgarten	4,885	$1,491,244
Philip D’Ambrosio (3)	1,305	$397,806
Joseph F. Yospe	749	$228,647

(1)

The grant date fair value listed above is calculated in accordance with FASB ASC Topic 718. MSG determines the number of MSG performance stock units to grant by dividing the target grant value by the 20-trading day average ending on the day before the date of grant.

(2)

In addition to MSG’s standard grants, this amount includes awards granted by MSG as a result of an adjustment of Mr. Dolan’s target long-term incentive opportunities from the time that he was initially appointed MSG’s Chief Executive Officer. Specifically, it includes two awards granted by MSG in the 2019 fiscal year, consisting of 2,436 units ($752,115) for the 2019 fiscal year and 1,421 units ($438,734) for the 2018 fiscal year (pro-rated to cover the seven months of the 2018 fiscal year he served as MSG’s Chief Executive Officer). The pro rata grant of MSG performance stock units related to Mr. Dolan’s service during the 2018 fiscal year are for the 2018-2020 period. In addition, this amount includes the MSG Performance Alignment PSU Grant of 32,471 units ($10,025,421) granted by MSG in October 2018 and described below.

(3)

In addition to MSG’s standard grants, this amount includes 83 units ($24,766) granted in May 2019 to reflect the increased target long-term incentive opportunity (on a non-pro rata basis) as a result of Mr. D’Ambrosio’s promotion to MSG’s Senior Vice President, Treasurer.

MSG’s standard performance stock units are structured to be settled upon the later of September 15th following a three-year period, and the date of certification of achievement against pre-determined performance goals measured in the final year of such three-year period. Three quarters of the MSG Performance Alignment PSU Grant granted by MSG to Mr. Dolan in October 2018 vest upon the later of September 15, 2021 and the date of certification of achievement against the pre-determined performance goals established for MSG’s standard 2019 fiscal year performance stock units and the remaining one quarter will vest on September 15, 2022 (assuming achievement of the required performance goals).

Target Setting

For the standard 2019 fiscal year performance stock units granted for the 2019-2021 fiscal year period and the MSG Performance Alignment PSU Grant, MSG’s Compensation Committee selected Total MSG Net Revenue and MSG Business Unit AOI as the two financial metrics. The pro rata grant of performance stock units by MSG related to Mr. Dolan’s service during the 2018 fiscal year are for the 2018-2020 fiscal year period. For those awards, the MSG Compensation Committee also selected Total MSG Net Revenue and MSG Business Unit AOI as the two financial metrics, and have the same terms as the standard MSG performance stock units granted in the 2018 fiscal year as disclosed in the MSG 2018 fiscal year Definitive Proxy Statement, filed with the SEC on October 25, 2018. Goals were set at the beginning of the fiscal year based on MSG’s five-year strategic plan, which is subject to review by MSG’s Board in connection with its approval of the annual budget. MSG’s five-year strategic plan is confidential and disclosure of those targets could provide information that could lead to competitive harm, and for this reason the three-year performance stock unit financial performance targets are not disclosed; however, MSG’s Compensation Committee seeks to make target goals ambitious, requiring meaningful growth over the performance period, while threshold goals are expected to be achievable. MSG intends to disclose its Total MSG Net Revenue and MSG Business Unit AOI payout results as a percentage of target as well as the resulting payout for the 2019-2021 fiscal year performance stock units and the MSG Performance Alignment PSU Grant as a percentage of target after the end of the performance period.

MSG Financial Metrics (Weighting)	Threshold Performance	Maximum Performance

Total MSG Net Revenue (50%)	85% of target goal	115% of target goal

MSG Business Unit AOI (50%)	75% of target goal	125% of target goal

The performance stock unit payout opportunity ranges from 0 to 110% of target, based on MSG’s performance and subject to continued employment and employment agreement terms (as applicable). At the threshold performance level, 90% of the target performance stock units would pay out, and at or above the maximum performance level, 110% of the target performance stock units would pay out. If MSG exceeds threshold levels but does not achieve the targeted rates, or if MSG achieves or exceeds one target but not both, the award provides for partial payments. No performance stock units pay out if MSG fails to achieve both threshold levels of performance.

MSG Restricted Stock Units

MSG’s restricted stock units serve to align its executive officers’ interests with those of its stockholders and promote the retention of employees, including its executive officers.

MSG’s Compensation Committee approved the following awards of restricted stock units to the NEOs for the fiscal year ended June 30, 2019 pursuant to the MSG Employee Stock Plan:

Name	MSG Restricted Stock Units	Grant Value(1)
James L. Dolan (2)	16,068	$4,918,501
Andrew Lustgarten	4,885	$1,491,244
Philip D’Ambrosio (3)	1,305	$394,971
Joseph F. Yospe	749	$228,647

(1)

The grant date fair value listed above is calculated in accordance with ASC Topic 718. MSG determines the number of MSG restricted stock units to grant by dividing the target grant value by the 20-trading day average ending on the day before the date of grant.

(2)

In addition to MSG’s standard grants, this amount includes awards as a result of an adjustment of Mr. Dolan’s target long-term incentive opportunities from the time that he was initially appointed MSG’s Chief Executive Officer. Specifically, it includes two grants consisting of 2,436 units ($752,115) for the 2019 fiscal year and 1,421 units ($438,734) for the 2018 fiscal year (prorated to cover the seven months of the 2018 fiscal year he served as MSG’s Chief Executive Officer).

(3)

In addition to standard grants, this amount includes 83 units ($24,766) granted by MSG in May 2019 to reflect the increased target long-term incentive opportunity (on a non-pro rata basis) as a result of Mr. D’Ambrosio’s promotion to MSG’s Senior Vice President, Treasurer.

MSG’s standard restricted stock units vest ratably over three years on September 15th each year following the year of grant, subject to continued employment and employment agreement terms (as applicable). See footnote 7 to “Executive Compensation Tables — Grants of Plan Based Awards” for more information on the vesting of Mr. Dolan’s pro rata grant of restricted stock units related to his service as MSG’s Chief Executive Officer during the 2018 fiscal year. Historically, the restricted stock units granted to MSG’s named executive officers included a performance threshold designed to achieve tax deductibility pursuant to the performance compensation exception under Section 162(m) where possible. The restricted stock units granted by MSG to its named executive officers in the 2019 fiscal year were structured consistent with MSG’s historical practice. See

“— Tax Deductibility of Compensation” for a discussion of the impact of the Tax Cuts and Jobs Act on MSG’s compensation program.

For the 2019 fiscal year restricted stock units, the Section 162(m) performance objective required MSG Business Unit AOI in any of the fiscal years ending on June 30, 2019, June 30, 2020 or June 30, 2021 to exceed 60% of the 2018 fiscal year MSG Business Unit AOI. On August 29, 2019, MSG’s Compensation Committee certified the achievement of the performance objectives for the awards held by its executive officers, based on the MSG Business Unit AOI for the 2019 fiscal year ($265.0 million) exceeding 60% of the MSG Business Unit AOI for the 2018 fiscal year ($159.9 million).

MSG Stock Options

MSG believes that stock options establish a close alignment with stock price performance and with its stockholders’ interests. In October 2018, the MSG Compensation Committee, in consultation with its independent MSG compensation consultant and in accordance with the terms of his MSG employment agreement, granted Mr. Dolan, as a result of his increased responsibilities as MSG’s Chief Executive Officer, the MSG Performance Alignment Option Grants that consisted of stock options in three tranches, each with a grant date fair value of $10,000,000. The first tranche provides the option to purchase 125,015 shares of MSG Class A Common Stock with an option exercise price of $308.75 (the closing market price of MSG Class A Common Stock on the NYSE on the date of grant) (the “market priced stock options”). The second tranche provides the option to purchase 144,245 shares of MSG Class A Common Stock with an option exercise price of $339.63 (110% of the closing market price of MSG Class A Common Stock on the NYSE on the date of grant) (the “110% premium-priced stock options”). Finally, the third tranche provides the option to purchase 179,732 shares of MSG Class A Common Stock with an option exercise price of $385.94 (125% of the closing market price of MSG Class A Common Stock on the NYSE on the date of grant) (the “125% premium-priced stock options”). Each of the three tranches of MSG stock options vests in four equal installments on September 15, 2019, 2020, 2021 and 2022.

In addition, in connection with Mr. Lustgarten’s promotion to President of MSG, in December 2017 the MSG Compensation Committee, in consultation with its independent MSG compensation consultant and in accordance with the terms of his MSG employment agreement, granted Mr. Lustgarten stock options to purchase 93,826 shares of MSG Class A Common Stock with an option exercise price equal to $210.13 per share (the closing market price of MSG Class A Common Stock on the NYSE on the date of grant). The aggregate grant date fair value of this award was $5,000,000. The MSG stock options vest in three equal installments on each of the first three anniversaries of the effective date of Mr. Lustgarten’s MSG employment agreement, subject to continued employment.

MSG’s 2017 Fiscal Year Performance Stock Unit Awards

The performance stock units granted by MSG in September 2016 (the “2017 fiscal year performance stock units”) were subject to Total MSG Net Revenue and MSG Business Unit AOI performance objectives, weighted at 50% each, measured over a July 1, 2018 through June 30, 2019 performance period. The target and level of achievement for each performance objective was adjusted in accordance with the terms of the awards. In August 2019, the MSG Compensation Committee certified its Total MSG Net Revenue and MSG Business Unit AOI performance results as a percentage of target performance at 102.6% and 108.4%, respectively, with a resulting payout for the 2017 fiscal year performance stock units of 105.5% of target. The 2017 fiscal year MSG performance stock units were settled in August 2019.

MSG’s Hedging and Pledging Policies

MSG’s Insider Trading Policy prohibits all of its directors, consultants and employees (including its executive officers), and all members of their immediate families and any individual who is materially dependent upon them for financial support who reside in the same household, from directly or indirectly (i) engaging in short sales, short sales against the box or other “hedging” transactions unless otherwise permitted by MSG and (ii)  placing securities in margin accounts or otherwise pledging MSG securities.

Holding Requirements

Under MSG’s executive compensation program for the fiscal year ended June 30, 2019, standard annual restricted stock unit awards vest ratably over three years and standard annual performance stock unit awards cliff-vest after three years to the extent that pre-determined financial performance targets measured in the last year of the three-year period are achieved, in each case, so long as the recipient is continuously employed by MSG until the applicable vesting date (and subject to the performance conditions described above and any applicable terms of the award agreements and their MSG employment agreement). With respect to MSG’s non-management directors, compensation includes annual awards of MSG restricted stock units. Pursuant to MSG’s award agreements, directors’ restricted stock units are settled in shares of MSG Class A Common Stock (or, in the MSG Compensation Committee’s discretion, cash) on the first business day following 90 days after service on the board of directors of MSG ceases (other than in the event of a director’s death, where the MSG restricted stock units are settled immediately). One effect of the cliff and three-year ratable vesting (with respect to eligible MSG employees) and holding requirements (with respect to non-management MSG directors) applicable to MSG awards is to require MSG’s executive officers, directors and eligible MSG employees to maintain significant holdings of MSG securities at all times.

MSG’s Benefits

Benefits offered by MSG to its executive officers generally provide for retirement income and serve as a safety net against hardships that can arise from illness, disability or death. MSG’s executive officers are generally eligible to participate in the same health and welfare benefit plans made available to the other benefits-eligible employees of MSG, including, for example, medical, dental, vision, life insurance and disability coverage. Following the Distribution, we expect to offer health and welfare benefits and retirement plans that are substantially similar to the existing benefits and plans offered by MSG.

Defined Benefit Plans

MSG was an indirect, wholly owned subsidiary of MSG Networks until it was spun-off by MSG Networks into a separate, publicly-traded company on September 30, 2015 (the “MSG Distribution”). In connection with the MSG Distribution, MSG assumed from MSG Networks sponsorship of the MSG Holdings, L.P. Cash Balance Pension Plan, which was renamed the MSG Sports & Entertainment, LLC Cash Balance Pension Plan (the “Cash Balance Pension Plan”), a tax-qualified defined benefit plan, for its participating employees, including its executive officers. Effective March 1, 2011, MSG Networks merged the Madison Square Garden, L.P. Retirement Plan (the “Retirement Plan”), a frozen defined benefit pension plan, into the Cash Balance Pension Plan. Under the MSG Sports & Entertainment, LLC Excess Cash Balance Plan (the “Excess Cash Balance Plan”), a non-qualified deferred compensation plan, MSG provides additional benefits to its employees, including its executive officers, who are restricted by the applicable IRS annual compensation limitation. Each of the Cash Balance Pension Plan and Excess Cash Balance Plan were frozen to new participants and future benefit accruals effective as of December 31, 2015.

More information regarding the Cash Balance Pension Plan, the Excess Cash Balance Plan, and the Retirement Plan is provided in the Pension Benefits table under “Historical Compensation Information” below.

Defined Contribution Plans

In connection with the MSG Distribution, MSG assumed from MSG Networks the sponsorship of the MSG Holdings, L.P. 401(k) Savings Plan (the “Savings Plan”), a tax-qualified retirement savings plan, for its participating employees, including its executive officers. As of the MSG Distribution, the Savings Plan was renamed the Madison Square Garden 401(k) Savings Plan, and amended to be a multiple employer plan to which MSG Networks also contributes as a participating employer. Under the Savings Plan, participants may contribute into their plan accounts a percentage of their eligible pay on a pre-tax basis as well as a percentage of their eligible pay on an after-tax basis. The Savings Plan provides (a) fully-vested matching contributions equal to 100% of the first 4% of eligible pay contributed by participating employees and (b) a discretionary non-elective contribution by MSG. In March 2019, MSG provided a discretionary non-elective contribution with regards to the 2018 calendar year equal to 1.5% of eligible pay.

In addition, MSG offers the MSG Sports & Entertainment, LLC Excess Savings Plan (the “Excess Savings Plan”), a non-qualified deferred compensation plan, to its employees, including its executive officers, whose contributions to the Savings Plan are restricted by the applicable IRS annual compensation limitation and/or the pre-tax income deferral limitation. More information regarding the Excess Savings Plan is provided in the Nonqualified Deferred Compensation table under “Historical Compensation Information” below.

Matching contributions made by MSG in the fiscal year ended June 30, 2019 in respect of the NEOs under the Savings Plan and Excess Savings Plan are set forth in the Summary Compensation Table under “Historical Compensation Information” below.

MSG’s Perquisites

MSG provides certain perquisites to its executive officers as described below. Additional information concerning perquisites provided by MSG is set forth in the Summary Compensation Table under “Historical Compensation Information” below. We anticipate that the arrangements described below will continue following the Distribution.

Car and Driver

Messrs. Dolan and Lustgarten have regular access to a car and driver which each is permitted to use for personal use in addition to business purposes. For Mr. Dolan half of such costs are reimbursed by MSG Networks. In addition, certain other MSG executive officers and members of management have had access to cars and drivers on a limited basis for personal use. To the extent employees used a car and driver for personal use without reimbursement to MSG, those employees were imputed compensation for tax purposes.

Aircraft Arrangements

During the fiscal year ended June 30, 2019, MSG owned its own airplane, and also had access to various aircraft through arrangements with various Dolan family entities. Messrs. Dolan and Lustgarten have been permitted to use MSG’s aircraft (including aircraft to which MSG has access through various dry lease agreements) for personal use. Mr. Dolan is not required to reimburse MSG for personal use of MSG-owned aircraft. Additionally, Messrs. Dolan and Lustgarten have access to helicopter travel, including for personal travel. Helicopter use has primarily been for commutation and they are not required to reimburse MSG for such use. MSG and MSG Networks have agreed to share the costs of Mr. Dolan’s personal aircraft and helicopter use equally.

MSG is typically reimbursed for the incremental variable costs associated with the personal use of aircraft (except as noted above). To the extent any MSG executive officer or other employee of MSG used any of the aircraft, including helicopters, for personal travel without reimbursement to MSG, they were imputed compensation for tax purposes based on the Standard Industry Fare Level rates that are published biannually by the IRS. For compensation reporting purposes, MSG valued the incremental cost of the personal use of the aircraft based on the variable costs incurred by MSG net of any reimbursements received from its executive officers. The incremental cost of the use of the aircraft does not include any costs that would have been incurred by MSG whether or not the personal trip was taken.

See “Certain Relationships and Related Party Transactions — Relationship between MSG and Us After the Distribution — Aircraft Arrangements” for a description of certain aircraft arrangements that we will enter into with MSG prior to the Distribution.

Executive Security

Mr. Dolan participates in MSG’s executive security program. MSG and MSG Networks agreed to share the costs of such participation in their security program equally. Because certain of these costs can be viewed as conveying personal benefits to Mr. Dolan, they are reported as perquisites.

Other

From time to time certain MSG employees, including its executive officers (and their guests), have access to tickets to sporting events and other entertainment at MSG’s venues at no cost, and may also purchase tickets at face value. Attendance at such events is integrally and directly related to the performance of the executive officers’ duties, and, as such, MSG does not deem the receipt of such tickets to be perquisites.

MSG executive officers may also make incidental use from time to time of certain amenities made available through MSG resources, such as medical and other health-related services provided by MSG’s staff, as well as food and beverages at MSG’s nightlife, dining and entertainment venues.

MSG’s Post-Termination Compensation

MSG believes that post-termination benefits are integral to its ability to attract and retain qualified executive officers. See “—Employment Agreements” for a description of severance arrangements we have agreed to provide certain of our NEOs.

Under certain circumstances, payments or other benefits may be provided by MSG to its employees upon the termination of their employment with MSG. These may include payments or other benefits upon a termination by MSG without cause, termination by the employee for good reason, other voluntary termination by the employee, retirement, death, disability, or termination following a change in control of MSG or following a going-private transaction. With respect to the MSG executive officers, the amounts and terms of such payments and other benefits (including the definition of “cause” and “good reason”) are governed by each MSG employment agreement and any applicable award agreements with MSG.

Tax Deductibility of Compensation

For fiscal years beginning prior to December 31 2017, Section 162(m) established a $1 million limit on the amount that a publicly held corporation may deduct for compensation paid to the chief executive officer and the next three most highly paid named executive officers (other than the chief financial officer) in a taxable year. This limitation did not apply to any compensation that is “qualified performance-based compensation” under Section 162(m), which is defined as compensation paid in connection with certain stock options or that is paid only if the individual’s performance meets pre-established objective goals based on performance criteria established under a plan approved by stockholders. MSG’s short-term and long-term incentive compensation plans historically were generally designed in a manner intended to qualify for this exception from the deduction limitations of Section 162(m) and to be consistent with providing appropriate compensation to its executive officers. MSG’s stockholders approved the CIP and MSG Employee Stock Plan at MSG’s annual stockholders’ meeting on December 9, 2016.

Pursuant to the enactment of the Tax Cuts and Jobs Act on December 22, 2017, Section 162(m) was modified to remove the “qualified performance-based compensation” exception, unless such compensation qualifies for transition relief afforded to certain binding arrangements in effect on November 2, 2017 that have not been modified in any material respect on or after such date. Accordingly, restricted stock units, performance stock units and stock options granted to certain executives prior to November 2, 2017 are subject to transition relief and remain tax deductible.

Due to transition relief uncertainty with regard to the interpretation and implementation of the changes to Section 162(m) in the Tax Cuts and Jobs Act, MSG established performance objectives for the CIP and restricted stock units as part of its 2019 fiscal year compensation program in a manner intended to comply with the performance-based exception to the deduction limitations of Section 162(m). However, as a result of IRS guidance issued after such programs were established, MSG does not expect that such awards will be deductible to the extent total compensation exceeds the annual $1 million limit.

Employment Agreements

We expect to enter into an employment agreement with each of Messrs. Dolan and Lustgarten that will be effective as of the Distribution date, the material terms of which are described below. Effective as of the Distribution date, we also expect that MSG will assign to us, and we will assume, the employment agreements between MSG and each of Mr. D’ Ambrosio and Yospe, the material terms of which are described below. As noted above, Messrs. Dolan and Lustgarten will continue as officers of MSG following the Distribution. The terms of their employment with MSG will be governed by an employment agreement with MSG and each of Messrs. Dolan and Lustgarten, which are not described herein.

James L. Dolan

The Company expects to enter into an employment agreement with James L. Dolan that will be effective as of the Distribution date. The employment agreement provides for an annual base salary of not less than $600,000. Mr. Dolan is eligible to participate in the Company’s annual bonus program with an annual target bonus opportunity equal to not less than 200% of his base salary. Mr. Dolan is eligible for our standard benefits program. Commencing with the fiscal year starting July 1, 2020, he is also eligible, subject to his continued employment by the Company, to participate in such long-term incentive programs that are made available in the future to similarly situated executives at the Company, with an aggregate annual target value of not less than $5,400,000. Under the employment agreement, Mr. Dolan continues to be eligible to participate in the Company’s standard benefits program, subject to meeting the relevant eligibility requirements, payment of required premiums, and the terms of the plans.

If, on or prior to the first anniversary of the Distribution date, Mr. Dolan’s employment is either terminated by the Company for any reason other than “cause” (as defined in the agreement), or is terminated by Mr. Dolan for “good reason” (as defined in the agreement) and cause does not then exist (a “Qualifying Termination”), then, subject to Mr. Dolan’s execution of a separation agreement, the Company will provide him with the following benefits and rights: (a) a severance payment in an amount determined at the discretion of the Company, but in no event less than two times the sum of Mr. Dolan’s annual base salary and annual target bonus, (b) any unpaid annual bonus for the fiscal year prior to the fiscal year in which such termination occurred and a prorated annual bonus for the fiscal year in which such termination occurred, (c) each of Mr. Dolan’s outstanding unvested long-term cash awards will immediately vest in full and will be payable to Mr. Dolan to the same extent that other similarly situated active executives receive payment, (d) all of the time-based restrictions on each of Mr. Dolan’s outstanding unvested shares of restricted stock or restricted stock units (including restricted stock units subject to performance criteria) will immediately be eliminated and such restricted stock and restricted stock units will be payable or deliverable to Mr. Dolan subject to satisfaction of any applicable performance criteria, and (e) each of Mr. Dolan’s outstanding unvested stock options and stock appreciation awards will immediately vest.

If Mr. Dolan’s employment is terminated due to his death or disability before the first anniversary of the Distribution date, and at such time cause does not exist, then, subject to execution of a separation agreement (other than in the case of death), he or his estate or beneficiary will be provided with the benefits and rights set forth in clauses (b), (d) and (e) above and any long-term cash awards shall immediately vest in full, whether or not subject to performance criteria and will be payable on the 90th day after the termination of his employment; provided, that if any such long-term cash award is subject to any performance criteria, then (i) if the measurement period for such performance criteria has not yet been fully completed, then the payment amount will be at the target amount for such award, and (ii) if the measurement period for such performance criteria has already been fully completed, then the payment amount of such award will be at the same time and to the same extent that other similarly situated executives receive payment as determined by the Compensation Committee (subject to the satisfaction of the applicable performance criteria). If Mr. Dolan’s employment is terminated after the first anniversary of the Distribution date due to a Qualifying Termination, death or disability, then, subject to execution of a separation agreement (other than in the case of death), he or his estate or beneficiary will be provided with the benefits and rights set forth in clauses (c), (d) and (e) above.

The employment agreement contains certain covenants by Mr. Dolan, including a noncompetition agreement that restricts Mr. Dolan’s ability to engage in competitive activities until the first anniversary of a termination of his employment with the Company.

Andrew Lustgarten

The Company expects to enter into an employment agreement with Mr. Lustgarten that will be effective as of the Distribution date. The employment agreement provides for an annual base salary of not less than $800,000 (subject to annual review and increase in the discretion of our Compensation Committee) and an annual target bonus equal to not less than 200% of Mr. Lustgarten’s annual base salary, which target bonus opportunity will be effective for the current fiscal year. Mr. Lustgarten will also participate in future long-term incentive programs that are made available to similarly situated executives of the Company, subject to Mr. Lustgarten’s continued employment by the Company. It is expected that Mr. Lustgarten will receive one or more annual long-term awards with an aggregate target value of not less than $1,600,000. With respect to the Company’s current fiscal year ending June 30, 2020, Mr. Lustgarten will be recommended for a mid-year grant with a target value equal to a prorated portion of the Company’s allocable share of the aggregate increase to Mr. Lustgarten’s annual target value (with proration generally based on the number of full and partial months from and after the Distribution).

For the period in which Mr. Lustgarten is employed by MSG, Mr. Lustgarten will not be eligible to participate in the Company’s benefits program, except that Mr. Lustgarten will continue to be eligible to participate in the Excess Savings Plan (and Mr. Lustgarten’s full base salary will be used to determine his benefits under the Excess Savings Plan). If Mr. Lustgarten’s employment with MSG terminates while Mr. Lustgarten remains employed by the Company, then he will be eligible to participate in the Company’s standard benefits program, subject to meeting the relevant eligibility requirements, payment of required premiums, and the terms of the plans.

If Mr. Lustgarten’s employment with the Company is terminated on or prior to December 31, 2021 (i) by the Company other than for “cause” (as defined in the employment agreement), or (ii) by Mr. Lustgarten for “good reason” (as defined in the employment agreement) and cause does not then exist, then, subject to Mr. Lustgarten’s execution of a separation agreement with the Company, the Company will provide him with the following benefits and rights: (a) a severance payment in an amount determined at the discretion of the Company, but in no event less than two times the sum of Mr. Lustgarten’s annual base salary and annual target bonus; (b) any unpaid annual bonus for the fiscal year prior to the fiscal year in which such termination occurred and a prorated annual bonus for the fiscal year in which such termination occurred; (c) each of Mr. Lustgarten’s outstanding long-term cash awards will immediately vest in full and will be payable to Mr. Lustgarten to the same extent that other similarly situated active executives receive payment; (d) all of the time-based restrictions on each of Mr. Lustgarten’s outstanding restricted stock or restricted stock units granted to him under the plans of the Company will immediately be eliminated and will be payable or deliverable to Mr. Lustgarten subject to satisfaction of any applicable performance criteria; and (e) each of Mr. Lustgarten’s outstanding stock options and stock appreciation awards under the plans of the Company will immediately vest.

If Mr. Lustgarten’s employment is terminated due to his death or disability prior to December 31, 2021, and at such time cause does not exist, then, subject to execution of a separation agreement (other than in the case of death), he or his estate or beneficiary will be provided with the benefits and rights set forth in clauses (b), (d) and (e) of the preceding paragraph and each of his outstanding long-term cash awards will immediately vest in full, whether or not subject to performance criteria and will be payable on the 90th day after the termination of his employment; provided, that if any such long-term cash award is subject to any performance criteria, then (i) if the measurement period for such performance criteria has not yet been fully completed, then the payment amount will be at the target amount for such award, and (ii) if the measurement period for such performance criteria has already been fully completed, then the payment amount of such award will be at the same time and to the same extent that other similarly situated executives receive payment as determined by the Compensation Committee (subject to the satisfaction of the applicable performance criteria). If Mr. Lustgarten’s employment is terminated after December 31, 2021 by the Company without cause, by Mr. Lustgarten without good reason or as a result of death or disability, then, subject to execution of a separation agreement, he or his estate or beneficiary will be provided with the benefits and rights set forth in clauses (b), (d) and (e) above.

The employment agreement contains certain covenants by Mr. Lustgarten including a non-competition covenant that restricts Mr. Lustgarten’s ability to engage in competitive activities until the first anniversary of a termination of his employment with the Company on or prior to December 31, 2021; provided that the noncompetition covenant will not apply following a termination of Mr. Lustgarten’s employment either by the Company other than for cause or by Mr. Lustgarten for good reason (if cause does not then exist) if Mr. Lustgarten waives his entitlement to the severance benefits described above.

Philip D’Ambrosio

Pursuant to his employment agreement with MSG dated October 25, 2018, Mr. D’Ambrosio receives an annual base salary of not less than $575,000. He is eligible to participate in MSG’s annual bonus program with an annual target bonus opportunity equal to 75% of his base salary. Bonus payments are based on actual salary paid during the year for which they are awarded. Mr. D’Ambrosio is eligible for MSG’s standard benefits program. He is also eligible, subject to his continued employment and actual grant by the MSG Compensation Committee, to participate in such long-term incentive programs that are made available to similarly situated MSG executives, with an expected aggregate annual target value of not less than $800,000. Any such awards are subject to actual grant by the MSG Compensation Committee, and are pursuant to the applicable plan document and the terms and conditions established by the MSG Compensation Committee in its sole discretion.

If, prior to December 31, 2021, his employment is either involuntarily terminated by MSG for any reason other than “cause” (as defined in the agreement), or is terminated by Mr. D’Ambrosio for “good reason” (as defined in the agreement) and cause does not then exist, MSG is obligated to provide him with the following benefits and rights: (a) a severance payment in an amount determined at the discretion of MSG, but in no event less than the sum of Mr. D’Ambrosio’s annual base salary and annual target bonus and (b) any unpaid annual bonus for the fiscal year prior to the fiscal year in which such termination occurred and a prorated annual bonus for the fiscal year in which such termination occurred. Payment of any such amounts is subject to Mr. D’Ambrosio’s execution of a severance agreement including a release of claims in favor of MSG and its affiliates.

The employment agreement contains certain covenants by Mr. D’Ambrosio including a noncompetition agreement that restricts Mr. D’Ambrosio’s ability to engage in competitive activities until the first anniversary of a termination of his employment with MSG.

Joseph F. Yospe

Pursuant to his employment agreement with MSG dated January 23, 2020, Mr. Yospe receives an annual base salary of $550,000. He is eligible to participate in MSG’s discretionary annual bonus program with an annual target bonus opportunity equal to 50% of his base salary. For the Company’s current fiscal year ending June 30, 2020, Mr. Yospe’s target bonus will be based on this target percentage and his $550,000 base salary. Mr. Yospe is eligible for MSG’s standard benefits program. He is also eligible, subject to his continued

employment and actual grant by the MSG Compensation Committee, to participate in such long-term incentive programs that are made available in the future to similarly situated MSG executives, with an expected aggregate target value of not less than $500,000. Any such awards are subject to actual grant by the MSG Compensation Committee, and are pursuant to the applicable plan document and the terms and conditions established by the MSG Compensation Committee in its sole discretion.

If, prior to January 23, 2023, his employment is either involuntarily terminated by MSG for any reason other than “cause” (as defined in the agreement), or is terminated by Mr. Yospe for “good reason” (as defined in the agreement) and cause does not then exist, MSG is obligated to provide him with the following benefits and rights: (a) a severance payment in an amount determined at the discretion of MSG, but in no event less than the sum of Mr. Yospe’s annual base salary and annual target bonus and (b) any unpaid annual bonus for the fiscal year prior to the fiscal year in which such termination occurred and a prorated annual bonus for the fiscal year in which such termination occurred. Payment of any such amounts is subject to Mr. Yospe’s execution of a severance agreement including a release of claims in favor of MSG and its affiliates.

The employment agreement contains certain covenants by Mr. Yospe including a noncompetition agreement that restricts Mr. Yospe’s ability to engage in competitive activities until the first anniversary of a termination of his employment with MSG; provided that the noncompetition covenant will not apply following a termination of Mr. Yospe’s employment either by MSG other than for cause or by Mr. Yospe for good reason (if cause does not then exist) if Mr. Yospe waives his entitlement to the severance benefits described above.

Key Elements of 2020 Expected Compensation from the Company

As a newly-formed entity, we did not have any executive officers or pay any compensation during the year ended June 30, 2019. The following summarizes the principal components of the annual compensation that we expect to provide following the Distribution to Messrs. Dolan, Lustgarten, D’Ambrosio and Yospe. We have not yet determined the form of any long-term incentives to be granted.

James L. Dolan:
Base Salary	$600,000
Target Bonus	200% of Base Salary
Target Long-Term Incentives	$5,400,000
Andrew Lustgarten:
Base Salary	$800,000
Target Bonus	200% of Base Salary
Target Long-Term Incentives	$1,600,000
Philip D’Ambrosio:
Base Salary	$575,000
Target Bonus	75% of Base Salary
Target Long-Term Incentives	$800,000
Joseph F. Yospe:
Base Salary	$550,000
Target Bonus	50% of Base Salary
Target Long-Term Incentives	$500,000

In addition, the NEOs are expected to receive other benefits and perquisites, similar to those received by MSG’s named executive officers, as discussed above.

Historical Compensation Information

All of the information set forth in the following table reflects compensation earned during the years ended June 30, 2019, 2018 and 2017. MSG’s Executive Chairman and Chief Executive Officer is a shared employee of

MSG and MSG Networks; the information set forth below only reflects the compensation paid by MSG for services rendered to MSG, and excludes amounts for which MSG Networks reimbursed MSG.

References in the tables that follow to “2019,” “2018,” or “2017” refer to the year ended June 30, 2019, 2018 or 2017, respectively. The information below is therefore not necessarily indicative of the compensation these individuals will receive as executive officers of the Company.

Summary Compensation Table

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($) (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($) (6)	Total ($)
James L. Dolan Executive Chairman & Chief Executive Officer	2019	1,000,000	—	19,862,423	30,000,102	2,550,800	7,471	695,695	54,116,491
	2018	1,000,000	—	7,383,578	—	2,600,000	6,427	601,235	11,591,240
	2017	1,002,365	—	7,254,762	—	3,211,720	6,418	281,132	11,756,397

Andrew Lustgarten President	2019	1,423,077	—	2,982,488	—	3,629,985	92	496,922	8,532,564
	2018	914,423	—	1,436,517	5,000,000	1,783,125	3,040	112,908	9,250,013

Philip D’Ambrosio Senior Vice President, Treasurer (7)	2019	568,476	—	792,778	—	543,776	—	33,200	1,938,230
Joseph F. Yospe	2019	531,950	—	457,294	—	305,302	5,723	30,286	1,330,555
Senior Vice President,	2018	515,370	—	455,933	—	301,491	4,924	29,030	1,306,748
Controller and Principal Accounting Officer	2017	500,403	—	447,024	—	470,001	4,917	31,031	1,453,376

(1)

For 2019, salaries paid by MSG to the NEOs accounted for approximately the following percentages of their total compensation: Mr. Dolan – 2%; Mr. Lustgarten, 17%; Mr. D’Ambrosio – 29%; and Mr. Yospe – 40%.

(2)

This column reflects the aggregate grant date fair value of MSG restricted stock units and performance stock units granted to the NEOs, without any reduction for risk of forfeiture, as calculated in accordance with FASB ASC Topic 718 on the date of grant. The assumptions used by MSG in calculating these amounts are set forth in Note 14 to MSG’s financial statements included in its 2019 Form 10-K. The grant date fair value of the performance stock units is shown at target performance. For the 2019 figures, this column reflects the value of restricted stock units and performance stock units granted in August 2018, September 2018, October 2018 and May 2019, as applicable. At the highest level of performance, the value of such 2019 performance stock units on the applicable grant date would be: $16,438,314 for Mr. Dolan; $1,640,368 for Mr. Lustgarten; $437,587 for Mr. D’Ambrosio; and $251,512 for Mr. Yospe. With respect to Mr. Dolan, such amounts include awards with a grant date fair value of $12,407,119 granted in October 2018 as a result of an adjustment of Mr. Dolan’s target long-term incentive opportunities for the period from November 2017, the date that he was initially appointed MSG’s Chief Executive Officer, to bring the awards up to the target levels reflected in his new MSG employment agreement, as well as the MSG Performance Alignment PSU Grant. With respect to Mr. D’Ambrosio, such amounts include additional awards granted in May 2019 to reflect the increased target long-term incentive opportunity (on a non-pro rata basis) as a result of Mr. D’Ambrosio’s promotion to MSG’s Senior Vice President, Treasurer on October 3, 2018. For the 2018 figures, this column reflects the value of restricted stock units and performance stock units granted in September 2017. At the highest level of performance, the value of such 2018 performance stock units on the grant date would be $4,060,968 for Mr. Dolan, $790,084 for Mr. Lustgarten and $250,763 for Mr. Yospe. For the 2017 figures, this column reflects the value of restricted stock units and performance stock units granted in September 2016. At the highest level of performance, the value of such 2017 performance stock units on the grant date would be $3,990,119 for Mr. Dolan; and $245,863 for Mr. Yospe.

(3)

With respect to Mr. Dolan, this column reflects the MSG Performance Alignment Option Grants. See “— Executive Summary — MSG’s 2019 Fiscal Year Alignment Awards.” With respect to Mr. Lustgarten, this column reflects a grant of stock options in connection with his promotion to President of MSG.

(4)

For the 2019 figures, this column reflects the annual incentive award earned by each NEO with respect to performance during the fiscal year ended June 30, 2019 and paid in August 2019. For the 2018 figures, this column reflects the annual incentive award earned by each NEO with respect to performance during the fiscal year ended June 30, 2018 and paid in September 2018. For the 2017 figures, this column reflects the annual incentive award earned by each NEO with respect to performance during the fiscal year ended June 30, 2017 and paid in September 2017, and, for Messrs. Dolan and Yospe, the long-term cash performance awards granted by MSG Networks in September 2014 and paid at their target value in September 2017 (as a result of the MSG Networks compensation committee’s decision to exercise negative discretion with respect to such awards in connection with the MSG Distribution). These long-term cash performance amounts do not include amounts reimbursed by MSG Networks, representing 33% of the liability accrued for each award as of September 30, 2015 plus, with respect to Mr. Dolan, 30% of the liability accrued after September 30, 2015. These long-term cash performance awards were paid in September 2017 in the following amounts: Mr. Dolan: $875,000 ($273,438 of which was reimbursed by MSG Networks); and Mr. Yospe: $205,000 ($28,185 of which was reimbursed by MSG Networks).
(5)

For each period, this column represents the sum of the increase during such period in the present value of each individual’s accumulated Cash Balance Pension Plan account and accumulated Excess Cash Balance Plan account over the amount reported for the prior period. There were no above-market earnings on nonqualified deferred compensation. For more information regarding the NEOs’ pension benefits, please see the MSG Pension Benefits table below.

(6)	The table below shows the components of this column:

Name	Year	401(k) Plan Match (a)	401(k) Plan Discretionary Contribution (a)	Excess Savings Plan Match (a)	Excess Savings Plan Discretionary Contribution (a)	Life Insurance Premiums (b)	Perquisites (c)	Total
James L. Dolan	2019	11,200	4,125	28,800	10,875	4,896	635,799	695,695
Andrew Lustgarten	2019	11,200	4,125	47,604	13,471	1,224	419,298	496,922
Philip D’Ambrosio	2019	4,542	4,125	19,031	4,151	1,351	—	33,200
Joseph F. Yospe	2019	9,171	4,125	1,036	3,730	1,224	—	30,286

(a)

These columns represent, for each individual, a matching contribution and a 1.5% discretionary profit share contribution by MSG on behalf of such individual under the Savings Plan or Excess Savings Plan, as applicable.

(b)	This column represents amounts paid for each individual to participate in MSG’s group life insurance program.
(c)

This column represents the following aggregate estimated perquisites, as described in the table below. For more information regarding the calculation of these perquisites, please see “— MSG’s Compensation Program Practices and Policies — MSG’s Perquisites.”

Name	Year	Car and Driver (I)	Aircraft (II)	Executive Security (III)	Total ($)
James L. Dolan	2019	277,259	309,225	49,315	635,799
Andrew Lustgarten	2019	164,577	254,721	*	419,298
Philip D’Ambrosio	2019	*	*	*	**
Joseph F. Yospe	2019	*	*	*	**

*	Does not exceed the greater of $25,000 or 10% of the total amount of the perquisites of the NEO.
**	The aggregate value of the perquisites in 2019 for the individual is less than $10,000.
(I)

Amounts in this column represent MSG’s share of the cost of the personal use (which includes commutation) by Messrs. Dolan and Lustgarten of cars and drivers provided by MSG. These amounts are calculated using a portion of the cost of MSG’s driver plus maintenance, fuel and other related costs for the MSG vehicle, based on an estimated percentage of personal use.

(II)

As discussed under “— MSG’s Compensation Program Practices and Policies — MSG’s Perquisites — Aircraft Arrangements,” the amounts in the table reflect MSG’s share of the incremental cost for personal use of MSG’s aircraft and other aircraft MSG has access to pursuant to arrangements with various Dolan family entities, as well as personal helicopter use primarily for commutation. Incremental cost is determined as the actual additional cost incurred by MSG under the applicable arrangement.

(III)	The amounts in this column represent MSG’s share of the cost of executive security services provided to Mr. Dolan.
(7)

Effective October 3, 2018, Mr. D’Ambrosio was promoted to SVP, Treasurer of MSG. Mr. D’Ambrosio is the Interim Chief Financial Officer, Treasurer and Secretary of the Company. It is expected that Mr. D’Ambrosio will no longer serve as the Senior Vice President, Treasurer of MSG following the Distribution.

Grants of MSG Plan-Based Awards

The table below presents information regarding awards granted by MSG during the fiscal year ended June 30, 2019 to the NEOs under MSG’s plans, including estimated possible and future payouts under non-equity incentive plan awards and equity incentive plan awards of stock options, restricted stock units and performance stock units. See “— Treatment of Outstanding Awards” below for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

Name	Year	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh.)	Grant Date Fair Value of Stock and Option Awards ($) (1)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
James L. Dolan	2019	8/29/2018	(2)	—	2,000,000	4,000,000	—	—	—	—	—	—	—
	2019	9/20/2018	(3)	—	—	—	10,990	12,211	13,432	—	—	—	3,727,652
	2019	10/3/2018	(3)	—	—	—	2,192	2,436	2,680	—	—	—	752,115
	2019	10/3/2018	(4)	—	—	—	1,279	1,421	1,563	—	—	—	438,734
	2019	10/3/2018	(5)	—	—	—	29,224	32,471	35,718	—	—	—	10,025,421
	2019	9/20/2018	(6)	—	—	—	—	—	—	12,211	—	—	3,727,652
	2019	10/3/2018	(6)	—	—	—	—	—	—	2,436	—	—	752,115
	2019	10/3/2018	(7)	—	—	—	—	—	—	1,421	—	—	438,734
	2019	10/3/2018	(8)	—	—	—	—	—	—	—	125,015	308.75	10,000,022
	2019	10/3/2018	(8)	—	—	—	—	—	—	—	144,245	339.63	10,000,027
	2019	10/3/2018	(8)	—	—	—	—	—	—	—	179,732	385.94	10,000,053

Andrew Lustgarten	2019	8/29/2018	(2)	—	3,000,000	6,000,000	—	—	—	—	—	—	—
	2019	9/20/2018	(3)	—	—	—	4,397	4,885	5,374	—	—	—	1,491,244
	2019	9/20/2018	(6)	—	—	—	—	—	—	4,885	—	—	1,491,244

Philip D’Ambrosio	2019	8/29/2018	(2)	—	431,250	862,500	—	—	—	—	—	—	—
	2019	9/20/2018	(3)	—	—	—	1,100	1,222	1,344	—	—	—	373,040
	2019	5/24/2019	(3)	—	—	—	75	83	91	—	—	—	24,766
	2019	8/29/2018	(6)	—	—	—	—	—	—	1,222	—	—	370,205
	2019	5/24/2019	(6)	—	—	—	—	—	—	83	—	—	24,766

Joseph F. Yospe	2019	8/29/2018	(2)	—	240,525	481,050	—	—	—	—	—	—	—
	2019	9/20/2018	(3)	—	—	—	674	749	824	—	—	—	228,647
	2019	9/20/2018	(6)	—	—	—	—	—	—	749	—	—	228,647

(1)

This column reflects the aggregate grant date fair value of the stock option awards, restricted stock unit awards and performance stock unit awards, as applicable, granted to each NEO by MSG in the 2019 fiscal year without any reduction for risk of forfeiture as calculated in accordance with FASB ASC Topic 718 as of the date of grant. The grant date fair value of the performance stock units is shown at target performance. At the highest level of performance, the value of the performance stock units on the applicable grant date would be: $16,438,314 for Mr. Dolan; $1,640,368 for Mr. Lustgarten; $437,587 for Mr. D’Ambrosio; and $251,512 for Mr. Yospe.

(2)

This row reflects the possible payouts with respect to grants of annual incentive awards under MSG’s CIP for performance in the fiscal year ended June 30, 2019. MSG assigned each of its executive officers a target bonus that is a percentage of the named executive officer’s base salary for such year. There is no threshold amount for annual incentive awards. Under the terms of the awards, upon the achievement of the relevant performance targets, each of MSG’s executive officers was eligible to receive an annual incentive award equal to the lesser of $10,000,000 and two times their target bonus, subject to the MSG Compensation Committee’s discretion to reduce the award. The amounts of annual incentive awards actually paid by MSG in September 2019 for performance in the 2019 fiscal year are disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. For more information regarding the terms of these annual incentive awards, please see “— MSG’s Compensation Program Practices and Policies — Elements of MSG’s Compensation Program — Annual Cash Incentives.”

(3)

This row reflects the threshold, target and maximum number of MSG performance stock units awarded in the fiscal year ended June 30, 2019. Each performance stock unit award was granted with a target number of units, with an actual payment based upon the achievement of performance targets. These grants of performance stock units, which were made under the MSG Employee Stock Plan, will vest upon the later of September 15, 2021 and the date of certification of achievement against pre-determined performance goals measured in the 2021 fiscal year, subject to continued employment requirements and MSG employment agreement and award terms (as applicable). See “—MSG’s Compensation Program Practices and Policies — Elements of MSG’s Compensation Program — Long-Term Incentives —

MSG Performance Stock Units.” With respect to Mr. Dolan, these amounts include performance stock units awarded by MSG in October 2018 as a result of the adjustment of Mr. Dolan’s target long-term incentive opportunities for the fiscal year 2019.
(4)

This row reflects the threshold, target and maximum number of MSG performance stock units that were awarded to Mr. Dolan in October 2018 as a result of an adjustment of Mr. Dolan’s target long-term incentive opportunities from the time that he was initially appointed MSG’s Chief Executive Officer (prorated to cover the seven months he served as MSG’s Chief Executive Officer during the 2018 fiscal year). Each performance stock unit was granted with a target number of units, with an actual payment based upon the achievement of performance targets. This grant of performance stock units, which was made under the MSG Employee Stock Plan, will vest in the first quarter following the fiscal year ended June 30, 2020, subject to certification of pre-determined performance goals measured in the 2020 fiscal year and continued employment requirements and the terms of Mr. Dolan’s MSG employment agreement, which is consistent with performance stock units granted as part of MSG’s standard 2018 fiscal year compensation program. See “— MSG’s Compensation Program Practices and Policies — Elements of MSG’s Compensation Program — Long-Term Incentives — MSG Performance Stock Units.”

(5)

This row reflects the threshold, target and maximum number of MSG performance stock units underlying the MSG Performance Alignment PSU Grant, which was awarded to Mr. Dolan in October 2018. The MSG Performance Alignment PSU Grant was granted with a target number of units, with an actual payment based upon the achievement of performance targets. Three quarters of the MSG Performance Alignment PSU Grant, which was granted under the MSG Employee Stock Plan, will vest upon the later of September 15, 2021 and the date of certification of achievement against pre-determined performance goals measured in the 2021 fiscal year, with the remaining one quarter (assuming certification of such predetermined performance goals) vesting on September 15, 2022, subject to continued employment requirements and the terms of Mr. Dolan’s MSG employment agreement. See “—  MSG’s Compensation Program Practices and Policies — Elements of MSG’s Compensation Program — Long-Term Incentives — MSG Performance Stock Units.”

(6)

This row reflects the number of MSG restricted stock units awarded in the fiscal year ended June 30, 2019. These grants of restricted stock units, which were made under the MSG Employee Stock Plan, are expected to vest in three equal installments on September 15, 2019, 2020 and 2021, subject to continued employment requirements and MSG employment agreement and award terms (as applicable), and, are subject to performance criteria which have been satisfied. See “—  MSG’s Compensation Program Practices and Policies — Elements of MSG’s Compensation Program — Long-Term Incentives — MSG Restricted Stock Units.” With respect to Mr. Dolan, these amounts include restricted stock units awarded in October 2018 as a result of the adjustment of Mr. Dolan’s target long-term incentive opportunities from the time that he was initially appointed MSG’s Chief Executive Officer.

(7)

This row reflects the number of MSG restricted stock units that were awarded to Mr. Dolan in October 2018 as a result of an adjustment of Mr. Dolan’s target long-term incentive opportunities from the time that he was initially appointed MSG’s Chief Executive Officer (prorated to cover the seven months he served as MSG’s Chief Executive Officer during the 2018 fiscal year). Two-thirds of this grant of restricted stock units, which was made under the MSG Employee Stock Plan, vested on August 30, 2019, and one-third vests on August 30, 2020, subject to continued employment requirements and the terms of Mr. Dolan’s MSG employment agreement, which is consistent with restricted stock units granted as part of MSG’s standard 2018 fiscal year compensation program. See “— MSG’s Compensation Program Practices and Policies — Elements of MSG’s Compensation Program — Long-Term Incentives — MSG Restricted Stock Units.”

(8)

These rows reflect the number of shares underlying the MSG Performance Alignment Option Grants granted to Mr. Dolan in October 2018. Each tranche of the MSG Performance Alignment Option Grants, which were made under the MSG Employee Stock Plan, will vest in equal installments on September 15, 2019, 2020, 2021 and 2022, subject to continued employment requirements and the terms of Mr. Dolan’s MSG employment agreement. See “—  MSG’s Compensation Program Practices and Policies — Elements of MSG’s Compensation Program — Long-Term Incentives — MSG Stock Options.”

Outstanding MSG Equity Awards at June 30, 2019

The table below shows (i) each grant of MSG stock options that is unexercised and outstanding, and (ii) the aggregate number and value of unvested MSG restricted stock units and MSG performance stock units outstanding (assuming target performance) for each NEO, in each case, as of June 30, 2019. See “— Treatment of Outstanding Awards” below for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
James L. Dolan	—	125,015	(2)	308.75	4/3/2026	—		—
	—	144,245	(2)	339.63	4/3/2026	—		—
	—	179,732	(2)	385.94	4/3/2026	—		—
						122,104	(3)	34,181,794
Andrew Lustgarten	31,276	62,550	(4)	210.13	12/15/2027	—		—
						16,445	(5)	4,603,613
Philip D’Ambrosio	—	—		—	—	8,367	(6)	2,342,258
Joseph F. Yospe	—	—		—	—	5,045	(7)	1,412,297

(1)	Calculated using the closing market price of a share of MSG Class A Common Stock on the NYSE on June 28, 2019 of $279.94 per share.
(2)

This amount represents Mr. Dolan’s MSG Performance Alignment Option Grants granted on October 3, 2018, which vest in equal installments on September 15, 2019, 2020, 2021 and 2022, subject to continued employment and the terms of Mr. Dolan’s MSG employment agreement.

(3)

With respect to Mr. Dolan, the total in this column represents an award of 7,087 restricted stock units (from an original award of 21,260 restricted stock units) and 21,260 target performance stock units granted as long-term incentive awards on September 26, 2016, 11,660 restricted stock units (from an original award of 17,490 restricted stock units) and 17,490 target performance stock units granted as long-term incentive awards on August 30, 2017, 12,211 restricted stock units and 12,211 target performance stock units granted as long-term incentive awards on September 20, 2018, 1,421 restricted stock units and 1,421 target performance stock units granted on October 3, 2018 as a result of an adjustment of Mr. Dolan’s target long-term incentive opportunities from the time that he was initially appointed MSG’s Chief Executive Officer, prorated to cover the seven months he served as MSG’s Chief Executive Officer during the 2018 fiscal year (the “2018 fiscal year incremental awards”), 2,436 restricted stock units and 2,436 target performance stock units granted on October 3, 2018 as a result of an adjustment of Mr. Dolan’s target long-term incentive opportunities for the 2019 fiscal year (the “2019 fiscal year incremental awards”), and the MSG Performance Alignment PSU Grant of 32,471 target performance stock units granted on October 3, 2018.

The restricted stock units granted on September 26, 2016 vest in three equal installments on September 26, 2017, September 15, 2018 and September 15, 2019. The restricted stock units granted on August 30, 2017 vest in three equal installments on August 30, 2018, 2019 and 2020. Two-thirds of the restricted stock units granted as part of the 2018 fiscal year incremental awards vested on August 30, 2019, and one-third vest on August 30, 2020. All other restricted stock units, including those granted as part of the 2019 fiscal year incremental awards, vest ratably over three years on September 15th each year following the year of grant.

The performance stock units granted on September 26, 2016 and August 30, 2017 cliff-vest upon certification of predetermined performance goals that must be met in the final year of the three-year period ending June 30th of the applicable year. The performance stock units granted as part of the 2018 fiscal year incremental awards cliff-vest upon certification of pre-determined performance goals that must be met in the final year of the three-year period ending June 30, 2020. Three-quarters of the MSG Performance Alignment PSU Grant vest upon the later of September 15, 2021, and the date of certification of achievement against predetermined performance goals measured in the final year of the three-year period ending June 30, 2021, and the remaining one-quarter vest on September 15, 2022. All other performance stock units, including those granted as part of the 2019 fiscal year incremental awards, cliff-vest upon the later of September 15th following a three-year period, and the date of certification of achievement against predetermined performance goals measured in the final year of the three-year period ending June 30th of the applicable year.

All vestings are subject to continued employment and the terms of Mr. Dolan’s MSG employment agreement.

(4)

This amount represents Mr. Lustgarten’s 62,550 stock options (from an original award of 93,826 stock options) granted on December 15, 2017 in connection with his promotion to President of MSG, which vest in equal installments on December 15, 2018, 2019 and 2020, subject to continued employment and the terms of Mr. Lustgarten’s MSG employment agreement.

(5)

With respect to Mr. Lustgarten, the total in this column represents an award of 323 restricted stock units (from an original award of 970 restricted stock units) and 970 target performance stock units granted as long-term incentive awards on September 26, 2016, 1,400 restricted stock units (from an original award of 2,100 restricted stock units) and 2,100 target performance stock units granted as long-term incentive awards on August 30, 2017, 753 restricted stock units (from an original award of 1,129 restricted stock units) and 1,129 target performance stock units granted as long-term incentive awards on April 19, 2018, and 4,885 restricted stock units and 4,885 target performance stock units granted as long-term incentive awards on September 20, 2018. The restricted stock units granted on September 26, 2016 vested in three equal installments on September 26, 2017, September 15, 2018 and September 15, 2019. The restricted stock units granted on August 30, 2017 and April 19, 2018 each vest in three equal installments on August 30, 2018, 2019 and 2020. All other restricted stock units vest ratably over three years on September 15th each year following the year of grant. The performance stock units granted on September 26, 2016 and August 30, 2017 cliff-vest upon certification of predetermined performance goals that must be met in the final year of the three-year period ending June 30th of the applicable year. All other performance stock units cliff-vest upon the later of September 15th following a three-year period, and the date of certification of achievement against pre-determined performance goals measured in the final year of a three-year period ending June 30th of the applicable year. All vestings are subject to continued employment and the terms of Mr. Lustgarten’s MSG employment agreement.

(6)

With respect to Mr. D’Ambrosio, the total in this column represents 710 restricted stock units (from an original award of 2,130 restricted stock units) and 2,130 target performance stock units granted as long-term incentive awards on September 26, 2016, 1,167 restricted stock units (from an original award of 1,750 restricted stock units) and 1,750 target performance stock units granted as long-term incentive awards on August 30, 2017, 1,222 restricted stock units and 1,222 target performance stock units granted as long-term incentive awards on August 29, 2018 and September 20, 2018, respectively, and 83 restricted stock units and 83 performance stock units granted as long-term incentive awards on May 24, 2019. The restricted stock units granted on September 26, 2016 vested in three equal installments on September 26, 2017, September 15, 2018 and September 15, 2019. The restricted stock units granted on August 30, 2017 vest in three equal installments on August 30, 2018, 2019 and 2020. The restricted stock units granted on May 24, 2019, vest in three equal installments on September 15, 2019, 2020 and 2021. All other restricted stock units vest ratably over three years on September 15th each year following the year of grant. The performance stock units granted on September 26, 2016 and August 30, 2017 cliff-vest upon certification of predetermined performance goals that must be met in the final year of a three-year period ending June 30th of the applicable year. All other performance stock units cliff-vest upon the later of September 15th following a three-year period, and the date of certification of achievement against predetermined performance goals measured in the final year of the three-year period ending June 30th of the applicable year. All vestings are subject to continued employment and the terms of Mr. D’Ambrosio’s MSG awards.

(7)

With respect to Mr. Yospe, the total in this column represents an award of 437 restricted stock units (from an original award of 1,310 restricted stock units) and 1,310 target performance stock units granted as long-

term incentive awards on September 26, 2016, 720 restricted stock units (from an original award of 1,080 restricted stock units) and 1,080 target performance stock units granted as long-term incentive awards on August 31, 2017, and 749 restricted stock units and 749 target performance stock units granted as long-term incentive awards on September 20, 2018. The restricted stock units granted on September 26, 2016 vested in three equal installments on September 26, 2017, September 15, 2018 and September 15, 2019. The restricted stock units granted on August 30, 2017 vest in three equal installments on August 30, 2018, 2019 and 2020. All other restricted stock units vest ratably over three years on September 15th each year following the year of grant. The performance stock units granted on September 26, 2016 and August 30, 2017 cliff-vest upon certification of pre-determined performance goals that must be met in the final year of the three-year period ending June 30th of the applicable year. All other performance stock units cliff-vest upon the later of September 15th following a three-year period, and the date of certification of achievement against pre-determined performance goals measured in the final year of a three-year period ending June 30th of the applicable year.

MSG Stock Vested

The table below shows MSG restricted stock unit awards that vested during the fiscal year ended June 30, 2019. No stock options were exercised in the fiscal year ended June 30, 2019.

Name	Restricted Stock Units
	Number of Shares Acquired on Vesting	Value Realized on Vesting ($) (1)
James L. Dolan	17,793	5,473,868
Andrew Lustgarten	2,755	847,397
Philip D’Ambrosio	1,293	396,413
Joseph F. Yospe	2,432	751,930

(1)

Calculated using the closing market price of MSG Class A Common Stock on the NYSE on the vesting dates (or the immediately preceding business day, if the vesting date was not a business day), August 30, 2018, September 11, 2018, September 14, 2018 and January 1, 2019, of $303.52, $310.45, $309.10 and $267.70 per share, respectively.

MSG Pension Benefits

The table below shows the present value of accumulated benefits payable to each NEO, including the number of years of service credited to the NEO, under MSG’s defined benefit pension plans as of June 30, 2019 (which plans are being assigned to the Company in connection with the Distribution).

Name	Plan Name (1)	Number of Years of Credited Service (#)		Present Value of Accumulated Benefit ($) (2)
James L. Dolan	Cash Balance Pension Plan	0	(3)	—
	Excess Cash Balance Plan	7	(3)	252,415
Andrew Lustgarten	Cash Balance Pension Plan	1	(4)	3,132
	Excess Cash Balance Plan	1	(4)	—
Philip D’Ambrosio	Cash Balance Pension Plan	0	(5)	—
	Excess Cash Balance Plan	0	(5)	—
Joseph F. Yospe	Cash Balance Pension Plan	9	(4)	113,872
	Excess Cash Balance Plan	9	(4)	79,522

(1)	Accruals under both the Cash Balance Pension Plan and the Excess Cash Balance Plan were frozen as of December 31, 2015.
(2)	Additional information concerning Pension Plans and Postretirement Plan Assumptions is set forth in Note 13 to MSG’s financial statements included in its 2019 Form 10-K.

(3)

Mr. Dolan does not participate in the Cash Balance Pension Plan. Mr. Dolan commenced participation in the Excess Cash Balance Plan in connection with the MSG Distribution. Amounts accrued by Mr. Dolan prior to the MSG Distribution under MSG Networks’ excess cash balance plan were transferred to MSG’s Excess Cash Balance Plan. The number of years of credited service under the Excess Cash Balance Plan includes the period of Mr. Dolan’s participation in MSG Networks’ excess cash balance plan.

(4)

In connection with the MSG Distribution, Messrs. Lustgarten’s and Yospe’s accrued benefits under MSG Networks’ excess cash balance plan were transferred to the Excess Cash Balance Plan. The number of years of credited service under the Excess Cash Balance Plan includes the period of Messrs. Lustgarten’s and Yospe’s participation in the MSG Networks excess cash balance plan prior to the MSG Distribution.

(5)

As of the date that such plans were frozen, Mr. D’Ambrosio had not yet commenced participation in the Cash Balance Pension Plan and the Excess Cash Balance Plan as a result of such plans’ one-year waiting periods.

MSG maintains several benefit plans for its executive officers. The material terms and conditions are discussed below.

Cash Balance Pension Plan

Upon the MSG Distribution, MSG Sports & Entertainment, LLC assumed from MSG Networks the sponsorship of the Cash Balance Pension Plan, a tax-qualified defined benefit plan that generally covers regular full-time and part-time non-union employees of MSG and certain of its affiliates who have completed one year of service. The Cash Balance Pension Plan was frozen to future benefit accruals effective as of December 31, 2015 (though accrued benefits continue to earn interest credits). A notional account is maintained for each participant under the Cash Balance Pension Plan, including Mr. Lustgarten and Mr. Yospe, which consists of (i) annual allocations made by MSG as of the end of each year on behalf of each participant who has completed 800 hours of service during the year that range from 3% to 9% of the participant’s compensation, based on the participant’s age and (ii) monthly interest credits based on the average of the annual rate of interest on the 30-year U.S. Treasury Bonds for the months of September, October and November of the prior year. Compensation includes all direct cash compensation received while a participant as part of the participant’s primary compensation structure (excluding bonuses, fringe benefits, and other compensation that is not received on a regular basis), and before deductions for elective deferrals, subject to applicable IRS limits.

A participant’s interest in the Cash Balance Pension Plan is subject to vesting limitations for the first three years of employment. A participant’s account will also vest in full upon his or her termination due to death, disability or retirement after attaining age 65. Upon retirement or other termination of employment with MSG, the participant may elect a distribution of the vested portion of the cash balance account. Any amounts remaining in the Cash Balance Pension Plan will continue to be credited with interest until the account is paid. The normal form of benefit payment for an unmarried participant is a single life annuity and the normal form of benefit payment for a married participant is a 50% joint and survivor annuity. The participant, with spousal consent if applicable, can waive the normal form and elect a single life annuity or a lump sum.

Excess Cash Balance Plan

The Excess Cash Balance Plan is a non-qualified deferred compensation plan that is intended to provide eligible participants, including Mr. Lustgarten and Mr. Yospe, with a portion of their overall benefit that they would accrue under the Cash Balance Pension Plan but for Code limits on the amount of “compensation” (as defined in the Cash Balance Pension Plan) that can be taken into account in determining benefits under tax-qualified plans. The Excess Cash Balance Plan was frozen to future benefit accruals effective as of December 31, 2015 (though accrued benefits continue to earn interest credits). MSG maintains a notional excess cash balance account for each eligible participant, and for each calendar year, credits these accounts with the portion of the allocation that could not be made on his or her behalf under the Cash Balance Pension Plan due to the compensation limitation. In addition, MSG credits each notional excess cash balance account monthly with interest at the same rate used under the Cash Balance Pension Plan. A participant vests in the excess cash balance account according to the same schedule in the Cash Balance Pension Plan. The excess cash balance account, to the extent vested, is paid in a lump sum to the participant as soon as practicable following his or her retirement or other termination of employment with MSG.

Madison Square Garden 401(k) Savings Plan (“Savings Plan”)

Under the Savings Plan, a tax-qualified retirement savings plan, participating employees, including MSG’s executive officers, may contribute into their plan accounts a percentage of their eligible pay on a pre-tax basis as well as a percentage of their eligible pay on an after-tax basis. MSG provides a (a) fully-vested matching contribution equal to 100% of the first 4% of eligible pay contributed by participating employees and (b) discretionary non-elective fully-vested contribution by MSG. In March 2019, MSG made a discretionary non-elective contribution to each eligible employee’s account equal to 1.5% of eligible pay with respect to the 2018 calendar year. In connection with the MSG Distribution, the Savings Plan became a multiple-employer plan sponsored by MSG, to which MSG Networks also contributes for its employees.

MSG Excess Savings Plan

The Excess Savings Plan is an unfunded, non-qualified deferred compensation plan that operates in conjunction with MSG’s tax-qualified Savings Plan. An employee is eligible to participate in the Excess Savings Plan for a calendar year if his or her compensation (as defined in the Savings Plan) in the preceding year exceeded (or would have exceeded, if the employee had been employed for the entire year) the IRS limit on the amount of compensation that can be taken into account in determining contributions under tax-qualified retirement plans ($280,000 in calendar year 2019) and he or she makes an election to participate prior to the beginning of the year. An eligible employee whose contributions to the Savings Plan are limited as a result of this compensation limit or as a result of reaching the maximum 401(k) deferral limit ($19,000, or $25,000 if 50 or over, for calendar year 2019) can continue to make pre-tax contributions under the Excess Savings Plan of up to 4% of his or her eligible pay. In addition, MSG provides a (a) fully-vested matching contribution equal to 100% of the first 4% of eligible pay contributed by participating employees and (b) discretionary non-elective fully-vested contribution by MSG. Account balances under the Excess Savings Plan are credited monthly with the rate of return earned by the Stable Value Fund offered as an investment alternative under the Savings Plan. Distributions of vested benefits are made in a lump sum as soon as practicable after the participant’s termination of employment with MSG. In March 2019, MSG made a discretionary non-elective contribution to each eligible employee’s account equal to 1.5% of eligible pay with respect to the 2018 calendar year.

Our Retirement Benefits

Effective as of the Distribution, we will retain the assets and liabilities under the Cash Balance Pension Plan. Additionally, MSG will be added as a contributing employer of the MSG Savings Plan following the Distribution.

After the Distribution, we will retain the Excess Cash Balance Plan and the Excess Savings Plan and liabilities for benefits under those plans relating to MSG’s employees will be assumed by MSG. The actuarial present values of the accumulated pension benefits of Messrs. Dolan, Lustgarten, D’Ambrosio and Yospe, who have participated in certain of these plans as of June 30, 2019, are reported in the MSG Pension Benefits Table and MSG Non-Qualified Deferred Compensation Table herein.

MSG Nonqualified Deferred Compensation

The table below shows (i) the contributions made by the NEOs and MSG during the fiscal year ended June 30, 2019, (ii) aggregate earnings on the NEOs’ account balance during the fiscal year ended June 30, 2019 and (iii) the account balance of the NEOs under the Excess Savings Plan as of June 30, 2019.

Name	Plan Name	Executive Contributions in 2019 ($) (1)	Registrant Contributions in 2019 ($) (2)	Aggregate Earnings in 2019 ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at End of 2019 ($)
James L. Dolan	Excess Savings Plan	28,800	28,800	10,599	—	528,262
Andrew Lustgarten	Excess Savings Plan	47,604	47,604	3,918	—	241,947
Philip D’Ambrosio	Excess Savings Plan	19,685	19,031	972	—	68,768
Joseph F. Yospe	Excess Savings Plan	12,162	12,036	4,281	—	210,531

(1)

These amounts represent a portion of the NEOs’ salaries, which are included in the numbers reported in the “Salary” column of the Summary Compensation Table that the NEOs contributed to the Excess Savings Plan.

(2)	These amounts are reported in the “All Other Compensation” column of the Summary Compensation Table.
(3)	These amounts are not reported in the “All Other Compensation” column of the Summary Compensation Table.

Termination and Severance

This section describes the payments that would have been received by the NEOs as of June 28, 2019 (the last business day of MSG’s 2019 fiscal year) upon various terminations of employment from MSG scenarios. The information under “Separation from MSG” assumes that each of the NEOs was employed by MSG under his or her applicable employment agreement, and his or her employment terminated as of June 28, 2019. This information is presented to illustrate the payments the NEOs would have received from MSG under the various termination scenarios. See “ — Employment Agreements” for a description of severance arrangements we have agreed to provide certain of our NEOs.

Separation from MSG

Payments may be made to MSG’s executive officers upon the termination of their employment with MSG depending upon the circumstances of their termination, which include termination by MSG without cause, termination by MSG with cause, termination by the officer for good reason, other voluntary termination by the officer, retirement, death, disability, or termination following a change in control of MSG or following a going-private transaction. Certain of these circumstances are addressed in the employment agreements between MSG and each of its executive officers. In addition, MSG award agreements for long-term incentives also address some of these circumstances. The Distribution will not constitute a change in control of MSG for purposes of the employment agreements between MSG and its executive officers or MSG’s long-term incentive award agreements.

Quantification of Termination and Severance Payable by MSG

The following tables set forth a quantification of estimated severance and other benefits payable by MSG to the NEOs under various circumstances regarding the termination of their employment. In calculating these severance and other payments, the following was taken into consideration or otherwise assumed:

•	Termination of employment from MSG occurred after the close of business on June 28, 2019.

•

Equity awards (other than stock options) were valued using the closing market price of MSG’s Class A Common Stock on the NYSE on June 28, 2019, the last trading day of MSG’s fiscal year, of $279.94. Stock options were valued at their intrinsic value equal to the closing market price of MSG’s Class A Common

Stock of $279.94 on the NYSE on June 28, 2019, less the per share exercise price, multiplied by the number of MSG shares underlying the stock options.

•

In the event of termination of employment from MSG, the payment of certain long-term incentive awards and other amounts may be delayed, depending upon the terms of each specific MSG award agreement, the provisions of the applicable NEO’s employment agreement with MSG and the applicability of Section 409A of the Code. In quantifying aggregate termination payments, the timing of the payments was not taken into account and the value of payments that would be made over time was not discounted, except where otherwise disclosed.

•	It was assumed that all MSG performance objectives for performance-based awards are achieved (but not exceeded).

•	With respect to Mr. Dolan, it was assumed that on June 28, 2019, he is simultaneously terminated from both MSG and MSG Networks.

Benefits Payable as a Result of Voluntary Termination of Employment from MSG by NEO

In the event of a voluntary termination of employment from MSG, no NEO would have been entitled to any payments at June 30, 2019, excluding any pension or other vested retirement benefits.

Benefits Payable as a Result of Termination of Employment by NEO Due to Retirement

In the event of a retirement from MSG, no NEO would have been entitled to any payments at June 30, 2019, excluding any pension or other vested retirement benefits.

Benefits Payable as a Result of Termination of Employment by MSG for Cause

In the event of termination by MSG for Cause, no NEO would have been entitled to any payments at June 30, 2019, excluding any pension or other vested retirement benefits.

Benefits Payable as a Result of Termination of Employment by MSG Without Cause*

Elements	James L. Dolan		Andrew Lustgarten		Philip D’Ambrosio		Joseph F. Yospe
Severance	$6,000,000	(1)	$9,000,000	(1)	$1,006,250	(2)	$775,025	(2)
Pro rata bonus	$2,550,800	(3)	$3,629,985	(3)	$543,776	(3)	$306,766	(3)
Unvested restricted stock	$9,746,111	(4)	$2,060,638	(4)	—		—
Unvested performance stock	$24,435,683	(5)	$2,542,975	(5)	—		—
Unvested stock options	—	(6)	$4,366,616	(6)	—		—

*	The amounts in this table do not include any pension or other vested retirement benefits.
(1)	Represents severance equal to two times the sum of his annual base salary and annual target bonus.
(2)	Represents severance equal to the sum of his annual base salary and annual target bonus.
(3)

Represents a pro rata annual bonus for the year in which the termination occurred, payable to the same extent as annual bonuses are paid to the other NEOs without regard to personal performance objectives.

(4)

Represents the full vesting of the 2017, 2018 and 2019 fiscal year grants of restricted stock units, as applicable, which are: Mr. Dolan: 7,087 units ($1,983,935), 11,660 units ($3,264,100) and 16,068 units ($4,498,076), respectively; and Mr. Lustgarten: 323 units ($90,421), 1,400 units ($391,916) and 5,638 units ($1,578,302), respectively.

(5)

Represents the full vesting at target of the 2017, 2018 and 2019 fiscal year grants of performance stock units, as applicable, which are: Mr. Dolan: 21,260 units ($5,951,524), 17,490 units ($4,896,151) and 16,068 units ($4,498,076), respectively; and Mr. Lustgarten: 970 units ($271,542), 2,100 units ($587,874) and 6,014 units ($1,683,559), respectively. With respect to Mr. Dolan, the amount also represents the full vesting at target of the MSG Performance Alignment PSU Grant of 32,471 performance stock units ($9,089,932) granted in October 2018.

(6)

With respect to Mr. Lustgarten, represents the full vesting of 62,550 stock options ($4,366,616), which are the unvested portion of the 93,826 stock options granted in the 2018 fiscal year in connection with his promotion to President of MSG. With respect to Mr. Dolan, the MSG Performance Alignment Option Grants consisting of (i) 125,015 market-priced stock options, (ii) 144,245 110% premium-priced stock options and (iii) 179,732 125% premium-priced stock options, each granted in October 2018, would fully vest but have no impact on the value presented in the table above because they had an exercise price greater than the closing market price of a share of MSG Class A Common Stock on June 28, 2019.

Benefits Payable as a Result of Termination of Employment from MSG by NEO for Good Reason*

Elements	James L. Dolan		Andrew Lustgarten		Philip D’Ambrosio		Joseph F. Yospe
Severance	$6,000,000	(1)	$9,000,000	(1)	$1,006,250	(2)	$775,025	(2)
Pro rata bonus	$2,550,800	(3)	$3,629,985	(3)	$543,776	(3)	$306,766	(3)
Unvested restricted stock	$9,746,111	(4)	$2,060,638	(4)	—		—
Unvested performance stock	$24,435,683	(5)	$2,542,975	(5)	—		—
Unvested stock options	—	(6)	$4,366,616	(6)	—		—

*	The amounts in this table do not include any pension or other vested retirement benefits.
(1)	Represents severance equal to two times the sum of his annual base salary and annual target bonus.
(2)	Represents severance equal to the sum of his annual base salary and annual target bonus.
(3)

Represents a pro rata annual bonus for the year in which the termination occurred, payable to the same extent as annual bonuses are paid to the other MSG executive officers without regard to personal performance objectives.

(4)

Represents the full vesting of the 2017, 2018 and 2019 fiscal year grants of restricted stock units, as applicable, which are: Mr. Dolan: 7,087 units ($1,983,935), 11,660 units ($3,264,100) and 16,068 units ($4,498,076), respectively; and Mr. Lustgarten: 323 units ($90,421), 1,400 units ($391,916) and 5,638 units ($1,578,302), respectively.

(5)

Represents the full vesting at target of the 2017, 2018 and 2019 fiscal year grants of performance stock units, as applicable, which are: Mr. Dolan: 21,260 units ($5,951,524), 17,490 units ($4,896,151) and 16,068 units ($4,498,076), respectively; and Mr. Lustgarten: 970 units ($271,542), 2,100 units ($587,874) and 6,014 units ($1,683,559), respectively. With respect to Mr. Dolan, the amount also represents the full vesting at target of the MSG Performance Alignment PSU Grant of 32,471 performance stock units ($9,089,932) granted in October 2018.

(6)

With respect to Mr. Lustgarten, represents the full vesting of 62,550 stock options ($4,366,616), which are the unvested portion of the 93,826 stock options granted in the 2018 fiscal year in connection with his promotion to President of MSG. With respect to Mr. Dolan, the MSG Performance Alignment Option Grants consisting of (i) 125,015 market-priced stock options, (ii) 144,245 110% premium-priced stock options and (iii) 179,732 125% premium-priced stock options, each granted in October 2018, would fully vest but have no impact on the value presented in the table above because they had an exercise price greater than the closing market price of a share of MSG Class A Common Stock on June 28, 2019.

Benefits Payable as a Result of Termination of Employment from MSG Due to Death*

Elements	James L. Dolan		Andrew Lustgarten		Philip D’Ambrosio		Joseph F. Yospe
Severance	—		—		—		—
Pro rata bonus	$2,550,800	(1)	$3,629,985	(1)	—		—
Unvested restricted stock	$9,746,111	(2)	$2,060,638	(2)	$890,769	(2)	$533,566	(2)
Unvested performance stock	$24,435,683	(3)	$2,542,975	(3)	$1,095,032	(4)	$638,170	(4)
Unvested stock options	—	(5)	$4,366,616	(5)	—		—

*	The amounts in this table do not include any pension or other vested retirement benefits.
(1)

Represents a pro rata annual bonus for the year in which the termination occurred, payable to the same extent as annual bonuses are paid to the other MSG executive officers but without regard to personal performance objectives.

(2)

Represents the full vesting of the 2017, 2018 and 2019 fiscal year grants of restricted stock units, as applicable, which are: Mr. Dolan: 7,087 units ($1,983,935), 11,660 units ($3,264,100) and 16,068 units ($4,498,076), respectively; Mr. Lustgarten: 323 units ($90,421), 1,400 units ($391,916) and 5,638 units ($1,578,302), respectively; Mr. D’Ambrosio: 710 units ($198,757), 1,167 units ($326,690) and 1,305 units ($365,322), respectively; and Mr. Yospe: 437 units ($122,334), 720 units ($201,557) and 749 units ($209,675), respectively.

(3)

Represents the full vesting at target of the 2017, 2018 and 2019 fiscal year grants of performance stock units, as applicable, which are: Mr. Dolan: 21,260 units ($5,951,524), 17,490 units ($4,896,151) and 16,068 units ($4,498,076), respectively; and Mr. Lustgarten: 970 units ($271,542), 2,100 units ($587,874) and 6,014 units ($1,683,559), respectively. With respect to Mr. Dolan, the amount also represents the full vesting at target of the MSG Performance Alignment PSU Grant of 32,471 performance stock units ($9,089,932) granted in October 2018.

(4)

Represents the pro rata vesting at target of the 2017, 2018 and 2019 fiscal year grants of performance stock units, which are: Mr. D’Ambrosio: 2,310 units ($646,661), 1,167 units ($326,597), 435 units ($121,776), respectively; and Mr. Yospe: 1,310 units ($366,721), 720 units ($201,557) and 250 units ($69,892), respectively.

(5)

With respect to Mr. Lustgarten, represents the full vesting of 62,550 stock options ($4,366,616), which are the unvested portion of the 93,826 stock options granted in the 2018 fiscal year in connection with his promotion to President of MSG. With respect to Mr. Dolan, the MSG Performance Alignment Option Grants of (i) 125,015 market-priced stock options, (ii) 144,245 110% premium-priced stock options and (iii) 179,732 125% premium-priced stock options, each granted in October 2018, would fully vest but have no impact on the value presented in the table above because they had an exercise price greater than the closing market price of a share of MSG Class A Common Stock on June 28, 2019.

Benefits Payable as a Result of Termination of Employment from MSG Due to Disability*

Elements	James L. Dolan		Andrew Lustgarten		Philip D’Ambrosio(5)	Joseph F. Yospe(5)
Severance	—		—		—	—
Pro rata bonus	$2,550,800	(1)	$3,629,985	(1)	—	—
Unvested restricted stock	$9,746,111	(2)	$2,060,638	(2)	—	—
Unvested performance stock	$24,435,683	(3)	$2,542,975	(3)	—	—
Unvested stock options	—	(4)	$4,366,616	(4)	—	—

*	The amounts in this table do not include any pension or other vested retirement benefits.
(1)

Represents a pro rata annual bonus for the year in which the termination occurred, payable to the same extent as annual bonuses are paid to the other MSG executive officers but without regard to personal performance objectives.

(2)

Represents the full vesting of the 2017, 2018 and 2019 fiscal year grants of restricted stock units, as applicable, which are: Mr. Dolan: 7,087 units ($1,983,935), 11,660 units ($3,264,100) and 16,068 units ($4,498,076), respectively; and Mr. Lustgarten: 323 units ($90,421), 1,400 units ($391,916) and 5,638 units ($1,578,302), respectively.

(3)

Represents the full vesting at target of the 2017, 2018 and 2019 fiscal year grants of performance stock units, as applicable, which are: Mr. Dolan: 21,260 units ($5,951,524), 17,490 units ($4,896,151) and 16,068 units ($4,498,076), respectively; Mr. Lustgarten: 970 units ($271,542), 2,100 units ($587,874) and 6,014 units ($1,683,559), respectively. With respect to Mr. Dolan, the amount also represents the full vesting at target of the MSG Performance Alignment PSU Grant of 32,471 performance stock units ($9,089,932) granted in October 2018.

(4)

With respect to Mr. Lustgarten, represents the full vesting of 62,550 stock options ($4,366,616), which are the unvested portion of the 93,826 stock options granted in the 2018 fiscal year in connection with his promotion to President of MSG. With respect to Mr. Dolan, the MSG Performance Alignment Option Grants of (i) 125,015 market-priced stock options, (ii) 144,245 110% premium-priced stock options and (iii) 179,732 125% premium-priced stock options, each granted in October 2018, would fully vest but have no impact on the value presented in the table above because they had an exercise price greater than the closing market price of a share of MSG Class A Common Stock on June 28, 2019.

(5)

A termination by MSG of each of Messrs. D’Ambrosio and Yospe due to disability would be treated under his MSG employment agreement as a termination by MSG without cause. For details on the amounts due upon such termination by MSG without cause, please see the “Benefits Payable as a Result of Termination of Employment by MSG Without Cause” table.

Benefits Payable as a Result of Termination of Employment from MSG in Connection with a Change in Control or Going-Private Transaction (1)*

Elements	James L. Dolan		Andrew Lustgarten		Philip D’Ambrosio		Joseph F. Yospe
Severance	$6,000,000	(2)	$9,000,000	(2)	$1,006,250	(3)	$775,025	(3)
Pro rata bonus	$2,550,800	(4)	$3,629,985	(4)	$543,776	(4)	$306,766	(4)
Unvested restricted stock	$9,746,111	(5)	$2,060,638	(5)	$890,769	(6)	$533,566	(6)
Unvested performance stock	$24,435,683	(7)	$2,542,975	(7)	$1,451,489	(8)	$878,732	(8)
Unvested stock options	—		$4,366,616	(9)	—		—

*	The amounts in this table do not include any pension or other vested retirement benefits.
(1)

The information in this table and the footnotes hereto describe amounts payable as a result of certain terminations of employment by the NEO or MSG following a change in control of MSG. The amounts payable as a result of termination of employment by the NEO or MSG following an MSG going-private transaction are generally equal to or less than the amounts payable as a result of termination of employment by the NEO or MSG following a change in control of MSG. Notwithstanding the amounts set forth in this table, if any payment otherwise due to any of the NEOs would result in the imposition of an excise tax under Code Section 4999, then MSG would instead pay to the applicable NEO either (a) the amounts set forth in this table, or (b) the maximum amount that could be paid to such NEO without the imposition of the excise tax, whichever results in a greater amount of after-tax proceeds to such NEO.
(2)	Represents severance equal to two times the sum of his annual base salary and annual target bonus.
(3)	Represents severance equal to his annual base salary and annual target bonus.
(4)

Represents a pro rata annual bonus for the year in which the termination occurred, payable to the same extent as annual bonuses are paid to the other NEOs without regard to personal performance objectives.

(5)

Represents the full vesting of the 2017, 2018 and 2019 fiscal year grants of restricted stock units, as applicable, which are: Mr. Dolan: 7,087 units ($1,983,935), 11,660 units ($3,264,100) and 16,068 units ($4,498,076), respectively; and Mr. Lustgarten: 323 units ($90,421), 1,400 units ($391,916) and 5,638 units ($1,578,302), respectively.

(6)

Represents the full vesting of his 2017, 2018 and 2019 fiscal year grants of restricted stock units, which are: Mr. D’Ambrosio: 710 units ($198,757), 1,167 units ($326,690) and 1,305 units ($365,322), respectively; and Mr. Yospe: 437 units ($122,334), 720 units ($201,557) and 749 units ($209,675), respectively. Upon a change in control of MSG or MSG going-private transaction, he will be entitled to either (in the successor entity’s discretion) (a) cash equal to the unvested units multiplied by the per share price paid in such change in control or going-private transaction, or (b) only if the successor entity is a publicly-traded company, a replacement unit award from the successor entity with the same terms. Any such cash award would be payable upon the earliest of (x) the date the units were originally scheduled to vest so long as he remains continuously employed, (y) a termination without cause or a resignation for good reason, or (z) only if the successor entity elects clause (b) above, upon a resignation without good reason that is at least six months, but no more than nine months following such change in control or going-private transaction.

(7)

Represents the full vesting at target of the 2017, 2018 and 2019 fiscal year grants of performance stock units, as applicable, which are: Mr. Dolan: 21,260 units ($5,951,524), 17,490 units ($4,896,151) and 16,068 units ($4,498,076), respectively; and Mr. Lustgarten: 970 units ($271,542), 2,100 units ($587,874) and 6,014 units ($1,683,559), respectively. With respect to Mr. Dolan, the amount also represents the full vesting at target of the MSG Performance Alignment PSU Grant of 32,471 performance stock units ($9,089,932) granted in October 2018.

(8)

Represents the full vesting at target of his 2017, 2018 and 2019 fiscal year grants of performance stock units, which are: Mr. D’Ambrosio: 2,130 units ($596,272), 1,750 units ($489,895) and 1,305 units ($365,322), respectively; and Mr. Yospe: 1,310 units ($366,721), 1,080 units ($302,335) and 749 units ($209,675), respectively. Such awards become payable (i) upon a change in control of MSG, regardless of whether his employment is terminated, or (ii) following an MSG going-private transaction if he is employed through July 1, 2019 (in the case of the 2017 fiscal year award), July 1, 2020 (in the case of the 2018 fiscal year award) or July 1, 2021 (in the case of the 2019 fiscal year award) or is terminated without cause or resigns for good reason prior to such applicable date.

(9)

With respect to Mr. Lustgarten, represents the full vesting of 62,550 stock options ($4,366,616), which are the unvested portion of the 93,826 stock options granted in the 2018 fiscal year in connection with his promotion to President of MSG. With respect to Mr. Dolan, the MSG Performance Alignment Option Grants of (i) 125,015 market-priced stock options, (ii) 144,245 110% premium-priced stock options and (iii) 179,732 125% premium-priced stock options, each granted in October 2018, would fully vest but have no impact on the value presented in the table above because they had an exercise price greater than the closing market price of a share of MSG Class A Common Stock on June  28, 2019.

Our Equity Compensation Plan Information

We plan to adopt an Employee Stock Plan and a Stock Plan for Non-Employee Directors, which are discussed below.

Our Employee Stock Plan

Prior to the Distribution, we expect to adopt an Employee Stock Plan, subject to the approval of MSG as our sole shareholder at such time. A form of the Employee Stock Plan is filed as an exhibit to the registration statement, of which this information statement forms a part, that we have filed with the SEC, and the following description of the Employee Stock Plan is qualified in its entirety by reference to the Employee Stock Plan.

Overview

The purpose of the Employee Stock Plan will be to (i) compensate employees of the Company and its affiliates who are responsible for the management and growth of the business of the Company and its affiliates, and (ii) advance the interest of the Company by encouraging and enabling the acquisition of a personal proprietary interest in the Company by employees upon whose judgment and keen interest the Company and its affiliates are largely dependent for the successful conduct of their operations. It is anticipated that the acquisition of such a proprietary interest in the Company will stimulate the efforts of these employees on behalf of the Company and its affiliates, and strengthen their desire to remain with the Company and its affiliates. It is also expected that the opportunity to acquire such a proprietary interest will enable the Company and its affiliates to attract and retain desirable personnel and will better align the interests of participating employees with those of the Company’s stockholders. The Employee Stock Plan will provide for grants of incentive stock options (as defined in Section 422 of the Code), non-qualified stock options, stock appreciation rights, restricted shares, restricted stock units and other equity-based awards (collectively, “Awards”). The Employee Stock Plan is expected to terminate, and no more Awards will be granted, after the ten year anniversary of the Distribution (unless sooner terminated by our Board or our Compensation Committee). The termination of the Employee Stock Plan will not affect previously granted Awards.

Shares Subject to the Employee Stock Plan; Other Limitations

The Employee Stock Plan will be administered by the Company’s Compensation Committee. Awards may be granted under the Employee Stock Plan to such employees of the Company and its affiliates as the Compensation Committee may determine. An “affiliate” will be defined in the Employee Stock Plan to mean any entity controlling, controlled by, or under common control with the Company or any other affiliate and will also include any entity in which the Company owns at least five percent of the outstanding equity interests. It is expected that the total number of shares of the Company’s Class A Common Stock that may be issued pursuant to Awards under the Employee Stock Plan may not exceed an aggregate of 3,000,000, which may be either treasury shares or authorized and unissued shares. To the extent that (i) an Award is paid, settled or exchanged or expires, lapses, terminates or is cancelled for any reason without the issuance of shares, (ii) any shares under an Award are not issued because of payment or withholding obligations or (iii) restricted shares revert back to the Company prior to the lapse of the restrictions or are applied by the Company for purposes of tax withholding obligations, then it is expected that the Compensation Committee will also be able to grant Awards with respect to such shares or restricted shares. Awards payable only in cash or property other than shares will not reduce the aggregate remaining number of shares with respect to which Awards may be made under the Employee Stock Plan and shares relating to any other Awards that are settled in cash or property other than shares, when settled, will be added back to the aggregate remaining number of shares with respect to which Awards may be made under the Employee Stock Plan. Any shares underlying Awards that the Company becomes obligated to make through the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity will not count against the shares available to be delivered pursuant to Awards under the Employee Stock Plan. No single employee may be issued Awards during any one calendar year for, or that relate to, a number of shares exceeding 750,000. In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, forward or reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects shares such that the failure to make an adjustment to an Award would not appropriately protect the rights represented by the Award in accordance with the essential intent and principles thereof (each such event, an “Adjustment Event”), then it is expected that the Compensation Committee will, in such manner as it may determine to be equitable in its sole discretion, adjust any or all of the terms of an outstanding Award (including, without limitation, the number of shares covered by such outstanding Award, the type of property to which the Award is subject and the exercise price of such Award).

Awards

It is expected that all employees of the Company and its affiliates will be eligible to receive Awards under the Employee Stock Plan. Under the Employee Stock Plan, the Company will be able to grant options and stock appreciation rights, which will be exercisable at a price determined by the Compensation Committee on the date of the Award grant, which price will be no less than the fair market value of a share of Class A Common Stock on the date the option or stock appreciation right is granted. Other than in the case of the death of a participant, such options and stock appreciation rights may be exercised for a term fixed by the Compensation Committee but no longer than ten years from the date of grant. An award agreement may provide that, in the event the participant dies while the option or stock appreciation right is outstanding, the option or stock appreciation right will remain outstanding until the first anniversary of the participant’s death, whether or not such first anniversary occurs after such ten-year period. Upon its exercise, a stock appreciation right will be settled (and an option may be settled, in the Compensation Committee’s discretion) for an amount equal to the excess of the fair market value of a share of Class A Common Stock on the date of exercise over the exercise price of the stock appreciation right (or option). The Employee Stock Plan will prohibit (1) repricing options and stock appreciation rights (other than in connection with Adjustment Events), (2) repurchasing options or stock appreciation rights for cash when the exercise price equals or exceeds the fair market value of a share of the Company’s Class A Common Stock or (3) option or stock appreciation right automatic reload provisions, in each case without the approval of the Company’s stockholders.

It is expected that the Employee Stock Plan will also permit the Company to grant restricted shares and restricted stock units. A restricted share is a share of Class A Common Stock that is registered in the participant’s name, but that is subject to certain transfer and/or forfeiture restrictions for a period of time as specified in the applicable award agreement. The participant of a restricted share will have the rights of a stockholder, subject to any restrictions and conditions specified by the Compensation Committee in the participant’s award agreement. Notwithstanding the previous sentence, unless the Compensation Committee determines otherwise, all ordinary cash dividends paid upon any restricted share prior to its vesting will be retained by the Company for the account of the relevant participant and upon vesting will be paid to the relevant participant.

A restricted stock unit is an unfunded, unsecured right to receive a share of Class A Common Stock (or cash or other property) at a future date upon the satisfaction of the conditions specified by the Compensation Committee in the award agreement. Unless otherwise provided by the Compensation Committee, a restricted stock unit will also carry a dividend equivalent right representing an unfunded and unsecured promise to pay to the relevant participant, upon the vesting of the restricted stock unit, an amount equal to the ordinary cash dividends that would have been paid upon any share underlying a restricted stock unit had such shares been issued.

The Compensation Committee is also expected to be able to grant other equity-based or equity-related awards to participants subject to terms and conditions it may specify. These awards may entail the transfer of shares or payment in cash based on the value of shares.

It is expected that under the Employee Stock Plan, the Compensation Committee will have the authority, in its discretion, to add performance criteria as a condition to any employee’s ability to exercise a stock option or stock appreciation right, or the vesting or payment of any restricted shares or restricted stock units, granted under the Employee Stock Plan. Additionally, the Employee Stock Plan will specify certain performance criteria that may, in the case of certain executive officers of the Company, be conditions precedent to the vesting of awards granted to such executives under the Employee Stock Plan. The Employee Stock Plan will provide that such performance criteria, without limitation, may be determined by reference to the performance of the Company, an affiliate or a business unit, product, venue, production, event or service thereof or any combination of the foregoing. Such criteria may also be measured on a per customer, sponsor, basic or diluted share basis or any combination of the foregoing and may reflect absolute performance, incremental performance or comparative performance to other companies (or their products or services) determined on a gross, net, GAAP or non-GAAP basis, with respect to one or more of the following without limitation: (i) net or operating income or other measures of profit; (ii) measures of revenue; (iii) earnings before interest, taxes, depreciation and amortization (EBITDA); (iv) cash flow, free cash flow, adjusted operating cash flow and similar measures; (v) return on equity, investment, assets or capital; (vi) gross or operating margins or savings; (vii) performance relative to budget, forecast or market expectations; (viii) market share or penetration or customer acquisition or retention, facilities utilization or attendance; (ix) operating metrics relating to sales, sponsorships or customer service or satisfaction; (x) capital spending management, facility maintenance, construction or renovation or product or service deployments; (xi) achievement of strategic business objectives such as acquisitions, dispositions or investments; (xii) a specified increase in the fair market value of the Company’s Class A Common Stock; (xiii) a specified increase in the private market value of the Company; (xiv) the price of the Company’s Class A Common Stock; (xv) earnings per share; and/or (xvi) total stockholder return.

Amendment; Termination

It is expected that the Board or the Compensation Committee may discontinue the Employee Stock Plan at any time and from time to time may amend or revise the terms of the Employee Stock Plan or any award agreement, as permitted by applicable law, except that it may not (a) make any amendment or revision in a manner unfavorable to a participant (other than if immaterial), without the consent of the participant or (b) make any amendment or revision without the approval of the stockholders of the Company if such approval is required by the rules of the stock exchange on which the Company’s shares are listed. The consent of the participant will not be required solely pursuant to the previous sentence in respect of any adjustment made in light of an Adjustment Event, except to the extent the terms of an award agreement expressly refer to an Adjustment Event, in which case such terms will not be amended in a manner unfavorable to a participant (other than if immaterial) without such participant’s consent.

U.S. Federal Tax Implications of Certain Awards under the Plan

The following summary generally describes the principal Federal (but not state and local) income tax consequences of certain awards that are expected to be permitted under the Employee Stock Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular participant or the Company. The provisions of the Code and the regulations thereunder relating to these matters are complex and their impact in any one case may depend upon the particular circumstances.

Incentive Stock Options

An employee will not be subject to tax upon the grant of an incentive stock option (an “ISO”) or upon the exercise of an ISO. However, the excess of the fair market value of the shares on the date of exercise over the exercise price paid will be included in the employee’s alternative minimum taxable income. Whether the employee is subject to the alternative minimum tax will depend on his or her particular circumstances. The employee’s basis in the shares received will be equal to the exercise price paid, and the holding period in such shares will begin on the day following the date of exercise. If an employee disposes of the shares on or after (i) the second anniversary of the date of grant of the ISO and (ii) the first anniversary of the date of exercise of the ISO (the “statutory holding period”), the employee will recognize a capital gain or loss in an amount equal to the difference between the amount realized on such disposition and his or her basis in the shares.

Nonstatutory Stock Options

For the grant of an option that is not intended to be (or does not qualify as) an ISO, an employee will not be subject to tax upon the grant of such an option (a “nonstatutory stock option”). Upon exercise of a nonstatutory stock option, an amount equal to the excess of the fair market value of the shares acquired on the date of exercise over the exercise price paid is taxable to an employee as ordinary income, and such amount is generally deductible by the Company. This amount of income will be subject to income tax withholding and employment taxes. An employee’s basis in the shares received will equal the fair market value of the shares on the date of exercise, and an employee’s holding period in such shares will begin on the day following the date of exercise.

Restricted Stock

An employee will not be subject to tax upon receipt of an award of shares subject to forfeiture conditions and transfer restrictions (the “restrictions”) under the Plan unless the employee makes the election referred to below. Upon lapse of the restrictions, an employee will recognize ordinary income equal to the fair market value of the shares on the date of lapse (less any amount the employee may have paid for the shares), and such income will be subject to income tax withholding and employment taxes. An employee’s basis in the shares received will be equal to the fair market value of the shares on the date the restrictions lapse, and an employee’s holding period in such shares begins on the day after the restrictions lapse. If any dividends are paid on such shares prior to the lapse of the restrictions they will be includible in an employee’s income during the restricted period as additional compensation (and not as dividend income) and will be subject to income tax withholding and employment taxes.

If permitted by the applicable award agreement, an employee may elect, within thirty days after the date of the grant of the restricted stock, to recognize immediately (as ordinary income) the fair market value of the shares awarded (less any amount an employee may have paid for the shares), determined on the date of grant (without regard to the restrictions). Such income will be subject to income tax withholding and employment taxes at such time. This election is made pursuant to Section 83(b) of the Code and the regulations thereunder. If an employee makes this election, the employee’s holding period will begin the day after the date of grant, dividends paid on the shares will be subject to the normal rules regarding distributions on stock, and no additional income will be recognized by the employee upon the lapse of the restrictions. However, if the employee forfeits the restricted shares before the restrictions lapse, no deduction or capital loss will be available to the employee (even though the employee previously recognized income with respect to such forfeited shares).

In the taxable year in which an employee recognizes ordinary income on account of shares awarded to the employee, the Company generally will be entitled to a deduction equal to the amount of income recognized by the employee. In the event that the restricted shares are forfeited by an employee after having made the Section 83(b) election referred to above, the Company generally will include in our income the amount of our original deduction.

Stock Appreciation Rights

An employee will not be subject to tax upon the grant of a stock appreciation right. Upon exercise of a stock appreciation right, an amount equal to the cash and/or the fair market value (measured on the date of exercise) of shares receivable by the employee in respect of a stock appreciation right will be taxable to the employee as ordinary income, and such amount generally will be deductible by the Company. This amount of income will be subject to income tax withholding and employment taxes. An employee’s basis in any shares received will be equal to the fair market value of such shares on the date of exercise, and an employee’s holding period in such shares will begin on the day following the date of exercise.

Restricted Stock Units

An employee will not be subject to tax upon the grant of a restricted stock unit. Upon vesting of a restricted stock unit, the fair market value of the shares covered by the award on the vesting date will be subject to employment taxes. Upon distribution of the shares and/or cash underlying a restricted stock unit, an employee will recognize as ordinary income an amount equal to the cash and/or fair market value (measured on the Distribution date) of the shares received, and such amount will generally be deductible by the Company. This amount of income will generally be subject to income tax withholding on the date of distribution. An employee’s basis in any shares received will be equal to the fair market value of the shares on the date of distribution, and an employee’s holding period in such shares will begin on the date of distribution. If any dividend equivalent amounts are paid to an employee, they will be includible in the employee’s income as additional compensation (and not as dividend income) and will be subject to income and employment tax withholding.

Disposition of Shares

Unless stated otherwise above, upon the subsequent disposition of shares acquired under any of the preceding awards, an employee will recognize capital gain or loss based upon the difference between the amount realized on such disposition and the employee’s basis in the shares, and such amount will be long-term capital gain or loss if such shares were held for more than 12 months.

Section 162(m) Deductibility Rules

The Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the employee in connection with the exercise of an option or stock appreciation right. The Company generally is not entitled to a tax deduction with respect to any amount that represents compensation in excess of $1 million paid to “covered employees” under Section 162(m) of the Code.

Our Stock Plan for Non-Employee Directors

Prior to the Distribution, we expect to adopt a Stock Plan for Non-Employee Directors (the “Director Stock Plan”), subject to the approval of MSG as our sole shareholder at such time. A form of the Director Stock Plan is filed as an exhibit to the registration statement, of which this information statement forms a part, that we have filed with the SEC, and the following description of the Director Stock Plan is qualified in its entirety by reference to the Director Stock Plan.

Overview

We believe that the Company’s ability to attract and retain capable persons as non-employee directors will be enhanced if it can provide its non-employee directors with equity-based awards and that the Company will benefit from encouraging a sense of proprietorship of such persons stimulating the active interest of such persons in the development and financial success of the Company. The Director Stock Plan will provide for potential grants of non-qualified stock options, restricted stock units, restricted shares and other equity-based awards (collectively, “Director Awards”) to our non-employee directors. The Director Stock Plan is expected to terminate, and no more Director Awards will be granted, after the ten year anniversary of the Distribution (unless sooner terminated by our Board or our Compensation Committee). The termination of the Director Stock Plan will not affect previously granted Director Awards.

Shares Subject to the Director Stock Plan; Other Limitations

The Director Stock Plan will be administered by the Company’s Compensation Committee. The total number of shares of the Company’s Class A Common Stock that may be issued pursuant to Director Awards under the Director Stock Plan may not exceed an aggregate of 150,000 shares, which may be either treasury shares or authorized and unissued shares. To the extent that (i) a Director Award is paid, settled or exchanged or expires, lapses, terminates or is cancelled for any reason without the issuance of shares or (ii) any shares under a Director Award are not issued because of payment or withholding obligations, then it is expected that the Compensation Committee will also be able to grant Director Awards with respect to such shares. Director Awards payable only in cash or property other than shares will not reduce the aggregate remaining number of shares with respect to which Director Awards may be made under the Director Stock Plan and shares relating to any other Director Awards that are settled in cash or property other than shares, when settled, will be added back to the aggregate remaining number of shares with respect to which Director Awards may be made under the Director Stock Plan. Any shares underlying Director Awards that the Company becomes obligated to make through the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity will not count against the shares available to be delivered pursuant to Awards under the Director Stock Plan. In the event that any Adjustment Event affects shares such that the failure to make an adjustment to a Director Award would not appropriately protect the rights represented by the Director Award in accordance with the essential intent and principles thereof, then it is expected that the Compensation Committee will, in such manner as it may determine to be equitable in its sole discretion, be able to adjust any or all of the terms of an outstanding Director Award (including, without limitation, the number of shares covered by such outstanding Director Award, the type of property to which the Director Award is subject and the exercise price of such Director Award).

Director Awards

It is expected that under the Director Stock Plan, the Company will be able to grant stock options to participants. The options will be exercisable at a price determined by the Compensation Committee on the date of the Director Award grant, which price will be no less than the fair market value of a share of Class A Common Stock on the date the option is granted, and will otherwise be subject to such terms and conditions as specified by the Compensation Committee, provided that, unless determined otherwise by the Compensation Committee, such options will be fully vested and exercisable on the date of grant. Each option granted pursuant to the Director Stock Plan will terminate upon the earlier to occur of (i) the expiration of ten years following the date upon which the option is granted and (ii) a period fixed by the Compensation Committee in the award agreement; however, an award agreement may provide that in the event that a participant dies while an option is exercisable, the option will remain exercisable by the participant’s estate or beneficiary only until the first anniversary of the participant’s date of death and whether or not such first anniversary occurs prior to or following the expiration of the relevant period referred to above. It is expected that upon its exercise, an option may be settled, in the Compensation Committee’s discretion, for a cash amount equal to the excess of the fair market value of a share of Class A Common Stock on the date of exercise over the exercise price of the option. The Director Stock Plan will prohibit (1) repricing options and stock appreciation rights (other than in connection with Adjustment Events), (2) repurchasing options or stock appreciation rights for cash when the exercise price equals or exceeds the fair market value of a share of the Company’s Class A Common Stock or (3) option or stock appreciation right automatic reload provisions, in each case without the approval of the Company’s stockholders.

The Company is also expected to be able to grant restricted stock units to participants. A restricted stock unit is an unfunded, unsecured right to receive a share of Class A Common Stock (or cash or other property) at a future date upon the satisfaction of the conditions specified by the Compensation Committee in the award agreement. Unless otherwise provided by the Compensation Committee, such restricted stock units will be fully vested on the date of grant and will also carry a dividend equivalent right representing an unfunded and unsecured promise to pay to the relevant participant an amount equal to the ordinary cash dividends that would have been paid upon any share underlying a restricted stock unit had such shares been issued. If a restricted stock unit is not fully vested at the date of grant, the dividend equivalent right will not apply until such restricted stock unit is vested.

It is expected that the Compensation Committee will be permitted to grant other equity-based or equity-related awards (including without limitation restricted shares) to non-employee directors subject to terms and conditions it may specify. These awards may entail the transfer of shares or payment in cash based on the value of shares.

Amendment; Termination

It is expected that the Board or the Compensation Committee may discontinue the Director Stock Plan at any time and from time to time may amend or revise the terms of the Director Stock Plan or any award agreement, as permitted by applicable law, except that it may not (a) make any amendment or revision in a manner unfavorable to a participant (other than if immaterial), without the consent of the participant or (b) make any amendment or revision without the approval of the stockholders of the Company if such approval is required by the rules of the stock exchange on which the Company’s shares are listed. Consent of the participant will not be required solely pursuant to the previous sentence in respect of any adjustment made in light of a Director Stock Plan Adjustment Event, except to the extent the terms of an award agreement expressly refer to a Director Stock Plan Adjustment Event, in which case such terms will not be amended in a manner unfavorable to a participant (other than if immaterial) without such participant’s consent.

U.S. Federal Tax Implications of Options and Restricted Stock Units Under the Director Stock Plan

The following summary generally describes the principal Federal (but not state and local) income tax consequences of the issuance and exercise of options and restricted stock units that it is expected would be permitted under the Director Stock Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular participant or the Company. The provisions of the Code and the regulations thereunder relating to these matters are complex and subject to change and their impact in any one case may depend upon the particular circumstances.

A non-employee director will not realize any income, and the Company will not be entitled to a deduction, at the time that a stock option is granted under the Director Stock Plan. Upon exercising an option, a non-employee director will realize ordinary income (not as capital gain), and the Company will be entitled to a corresponding deduction, in an amount equal to the fair market value on the exercise date of the shares subject to the option over the exercise price of the option. The non-employee director will have a basis in the shares received as a result of the exercise, for purposes of computing capital gain or loss, equal to the fair market value of those shares on the exercise date and the non-employee director’s holding period in the shares received will commence on the day after the date of exercise. If an option is settled by the Company in cash, shares or a combination thereof, the non-employee directors will recognize ordinary income at the time of settlement equal to the fair market value of such cash, shares or combination thereof, and the Company will be entitled to a corresponding deduction.

A non-employee director will not realize any income, and the Company will not be entitled to a deduction, at the time that a restricted stock unit is granted under the Director Stock Plan. Upon payment or settlement of a restricted stock unit award in Class A Common Stock or cash, the non-employee director will recognize ordinary income, and the Company will be entitled to a corresponding deduction, equal to the fair market value of any Class A Common Stock or cash received.

Treatment of Outstanding Awards

MSG has issued options to purchase its MSG Class A Common Stock. In connection with the Distribution, each MSG option will become two options: one will be an option to acquire MSG Class A Common Stock and one an option to acquire our Class A Common Stock. We expect that options with respect to our Class A Common Stock will be issued under the Employee Stock Plan. The existing exercise price will be allocated between the existing MSG options and our new options based upon the weighted average prices of the MSG Class A Common Stock and our Class A Common Stock over the ten trading days immediately following the Distribution as reported by Bloomberg, and the underlying share amount will take into account the one-to-[●] distribution ratio (i.e., one share of our common stock will be issued for every [●] shares of MSG Class A Common Stock). The MSG options and our new options will not be exercisable during a period beginning on a date prior to the Distribution determined by MSG in its sole discretion, and continuing until the exercise prices of the MSG options and our new options are determined after the Distribution, or such longer period as MSG or we determine is necessary with respect to our and MSG’s respective awards. Other than the split of the MSG options and the allocation of the existing exercise price, upon issuance of our new options there will be no additional adjustment to the existing MSG options in connection with the Distribution and the terms of each employee’s applicable MSG award agreement will continue to govern the MSG options. The options that we issue in respect of outstanding MSG stock options will be affected by a change in control or going private transaction of the Company or MSG, as set forth in the terms of the award agreement.

MSG has issued restricted stock units and performance stock units to its employees, which represent unfunded, unsecured rights to receive shares of MSG Class A Common Stock (or cash or other property) at a future date upon the satisfaction of the conditions specified by the MSG Compensation Committee in the award agreement. In connection with the Distribution, each holder of an employee restricted stock unit will receive one Company restricted stock unit in respect of every [●] MSG restricted stock units owned on the record date and continue to be entitled to a share of MSG Class A Common Stock (or cash or other property) for each MSG restricted stock unit in accordance with the MSG award agreement. Additionally, each holder of an employee performance stock unit will receive one Company performance stock unit (at target performance) in respect of every [●] MSG performance stock units (at target performance) owned on the record date and continue to be entitled to a share of MSG Class A Common Stock (or cash or other property) for each MSG performance stock unit in accordance with the MSG award agreement. The performance conditions applicable to MSG performance stock units and Company performance stock units that have a performance period ending in 2020 will be equitably adjusted to reflect the Distribution in order to measure the achievement of the consolidated performance of MSG and the Company over the performance period. The performance conditions applicable to MSG performance stock units and Company performance stock units that have a performance period ending after 2020 will be equitably adjusted so that the performance conditions relate solely to whichever company employs the holder of the award as of the Distribution (or, for individuals employed by both companies, so that the performance conditions relate to both companies).

Our restricted stock units and performance stock units will be issued under our Employee Stock Plan and will be subject to the same conditions and restrictions as the MSG award except as described above. Except as described above, there will be no adjustment to the existing MSG restricted stock units or MSG performance stock units in connection with the Distribution and the terms of each employee’s applicable award agreement will continue to govern the MSG award. The restricted stock units and performance stock units that we issue in respect of outstanding MSG awards will be affected by a change in control or going private transaction of the Company or MSG, as set forth in the terms of the award agreement.

MSG has issued restricted stock units to its non-employee directors which represent unfunded, unsecured rights to receive shares of MSG Class A Common Stock (or cash or other property) at a future date. Such restricted stock units were fully vested on the date of grant. In connection with the Distribution, each holder of a director restricted stock unit will receive one share of our Class A Common Stock in respect of every [●] MSG restricted stock units owned on the record date and continue to be entitled to a share of MSG Class A Common Stock (or cash or other property) in accordance with the award agreement. Such shares of Class A Common Stock will be issued under our Stock Plan for Non-Employee Directors.

With respect to outstanding equity awards, the Company and MSG will not be regarded as competitive entities of each other for purposes of any non-compete provisions contained in the applicable award agreements. With respect to all outstanding MSG awards (and our awards issued in connection with such awards) holders of such awards will continue to vest so long as they remain employed by the Company, MSG or affiliates of either entity, provided that an employee who moves between the Company or one of its subsidiaries, on the one hand, and MSG or one of its subsidiaries, on the other hand, at a time when the two entities are no longer affiliates will not continue to vest in our awards and such change will constitute a termination of employment for purposes of the award agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Introduction

Following the Distribution, the Company and MSG will each be controlled by Charles F. Dolan, members of his family and certain related family entities. Charles F. Dolan, members of his family and certain related family entities also control MSG Networks and AMC Networks. For purposes of governing the ongoing relationships between the Company and MSG, respectively, after the Distribution, we will enter into certain agreements with those companies prior to the Distribution.

Relationship Between MSG and Us After the Distribution

Following the Distribution, we will be a public company and MSG will have no continuing common stock ownership interest in us. As described under “The Distribution — Results of the Distribution,” both MSG and Spinco will be under the control of Charles F. Dolan, members of his family and certain related family entities immediately following the Distribution. See “Unaudited Pro Forma Combined Financial Information,” “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 13. Related Party Transactions” for information concerning historical intercompany transactions between us and MSG.

For purposes of governing the ongoing relationships between MSG and us after the Distribution and to provide for an orderly transition, MSG and Spinco will enter into the agreements described in this section prior to the Distribution.

Certain of the agreements summarized in this section have been filed as exhibits to the registration statement, of which this information statement forms a part, that we have filed with the SEC, and the following summaries of those agreements are qualified in their entirety by reference to the agreements that have been filed prior to the Distribution.

Distribution Agreement

We will enter into a Distribution Agreement with MSG as part of a series of transactions pursuant to which we have acquired or will acquire prior to the Distribution the subsidiaries, businesses and other assets of MSG that constitute our business.

Under the Distribution Agreement, MSG will distribute all of our outstanding common stock to its common stockholders.

Under the Distribution Agreement, MSG will provide us with indemnities with respect to liabilities, damages, costs and expenses arising out of any of: (i) MSG’s businesses (other than businesses of ours); (ii) certain identified claims or proceedings; (iii) any breach by MSG of its obligations under the Distribution Agreement; (iv) any untrue statement or omission in the registration statement, of which this information statement forms a part, or in this information statement relating to MSG and its subsidiaries; and (v) indemnification obligations we may have to the NBA or NHL that result from acts or omissions of MSG. We will provide MSG with indemnities with respect to liabilities, damages, costs and expenses arising out of any of (i) its businesses; (ii) any breach by us of its obligations under the Distribution Agreement; and (iii) any untrue statement or omission in the registration statement, of which this information statement forms a part, or in this information statement other than any such statement or omission relating to MSG and its subsidiaries.

In the Distribution Agreement we will release MSG from any claims we might have arising out of:

•	the management of the businesses and affairs of MSG Entertainment on or prior to the Distribution;

•	the terms of the Distribution, our amended and restated certificate of incorporation, our by-laws and the other agreements entered into in connection with the Distribution; and

•	any decisions that have been made, or actions taken, relating to MSG Entertainment or the Distribution.

Additionally, in the Distribution Agreement, MSG will release us from any claims MSG might have arising out of:

•	the management of the businesses and affairs of MSG on or prior to the Distribution;

•	the terms of the Distribution and the other agreements entered into in connection with the Distribution; and

•	any decisions that have been made, or actions taken, relating to the Distribution.

The Distribution Agreement also provides that MSG will have the sole and absolute discretion to determine whether to proceed with the Distribution, including the form, structure and terms of any transactions to effect the Distribution and the timing of and satisfaction of conditions to the consummation of the Distribution.

The Distribution Agreement also provides for access to records and information, cooperation in defending litigation, as well as methods of resolution for certain disputes.

Transition Services Agreement

We will enter into a Transition Services Agreement with MSG under which, in exchange for the fees specified in such agreement, the Company will agree to provide certain management and other services to MSG, including with respect to such areas as information technology, accounts payable, payroll, tax, certain legal functions, human resources, insurance and risk management, government affairs, investor relations, corporate communications, benefit plan administration and reporting, and internal audit functions as well as certain marketing functions. MSG will similarly agree to provide certain transition services to the Company. The Company and MSG, as parties receiving services under the agreement, will agree to indemnify the party providing services for losses incurred by such party that arise out of or are otherwise in connection with the provision by such party of services under the agreement, except to the extent that such losses result from the providing party’s gross negligence, willful misconduct or breach of its obligations under the agreement. Similarly, each party providing services under the agreement will agree to indemnify the party receiving services for losses incurred by such party that arise out of or are otherwise in connection with the indemnifying party’s provision of services under the agreement if such losses result from the providing party’s gross negligence, willful misconduct or breach of its obligations under the agreement.

Tax Disaffiliation Agreement

We will enter into a Tax Disaffiliation Agreement with MSG that governs MSG’s and our respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. References in this summary description of the Tax Disaffiliation Agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

We and our eligible subsidiaries currently join with MSG in the filing of certain consolidated, combined, and unitary returns for state, local, and other applicable tax purposes. However, for periods (or portions thereof) beginning after the Distribution, we generally will not join with MSG or any of its subsidiaries (as determined after the Distribution) in the filing of any federal, state, local or other applicable consolidated, combined or unitary tax returns.

Under the Tax Disaffiliation Agreement, with certain exceptions, MSG will be generally responsible for all of our U.S. federal, state, local and other applicable income taxes for any taxable period or portion of such period ending on or before the Distribution date. We will be generally responsible for all taxes that are attributable to us or one of our subsidiaries after the Distribution date.

For any tax year, we will be generally responsible for filing all separate company tax returns that relate to us or one of our subsidiaries and that do not also include MSG or any of its subsidiaries. MSG will be generally responsible for filing all separate company tax returns that relate to MSG or its subsidiaries (other than tax returns that will be filed by us), and for filing consolidated, combined or unitary returns that include (i) one or more of MSG and its subsidiaries and (ii) one or more of us and our subsidiaries. Where possible, we will waive the right to carry back any losses, credits, or similar items to periods ending prior to or on the Distribution date, however, if we cannot waive the right, we will be entitled to receive the resulting refund or credit, net of any taxes incurred by MSG with respect to the refund or credit.

Generally, we will have the authority to conduct all tax proceedings, including tax audits, relating to taxes or any adjustment to taxes for which we are responsible for filing a return under the Tax Disaffiliation Agreement, and MSG will have the authority to conduct all tax proceedings, including tax audits, relating to taxes or any adjustment to taxes for which MSG is responsible for filing a return under the Tax Disaffiliation Agreement. However, if one party acknowledges a liability to indemnify the other party for a tax to which such proceeding relates, and provides evidence to the other party of its ability to make such payment, the first-mentioned party will have the authority to conduct such proceeding. The Tax Disaffiliation Agreement will further provide for cooperation between MSG and the Company with respect to tax matters, the exchange of information and the retention of records that may affect the tax liabilities of the parties to the agreement.

Finally, the Tax Disaffiliation Agreement will require that neither we nor any of our subsidiaries will take, or fail to take, any action where such action, or failure to act, would be inconsistent with or preclude the Distribution from qualifying as a tax-free transaction to MSG and to its stockholders under Section 355 of the Code, or would otherwise cause holders of MSG stock receiving our stock in the Distribution to be taxed as a result of the Distribution and certain transactions undertaken in connection with the Distribution. Additionally, for the two-year period following the Distribution, we will be restricted from engaging in certain activities that may jeopardize the tax-free treatment of the Distribution to MSG and its stockholders, unless we receive MSG’s consent or otherwise obtain a ruling from the IRS or a legal opinion, in either case reasonably satisfactory to MSG, that the activity will not alter the tax-free status of the Distribution to MSG and its stockholders. Such restricted activities will include:

•	entering into any transaction pursuant to which all or a significant portion of our shares or assets would be acquired, whether by merger or otherwise, unless certain tests are met;

•	issuing equity securities, if any such issuances would, together with certain other transactions, constitute 50% or more of the voting power or value of our capital stock;

•	certain repurchases of our common shares;

•	ceasing to actively conduct our business;

•	amendments to our organizational documents (i) affecting the relative voting rights of our stock or (ii) converting one class of our stock to another;

•	liquidating or partially liquidating; and

•	taking any other action that prevents the Distribution and certain related transactions from being tax-free.

Moreover, we will be required to indemnify MSG and its subsidiaries, directors and officers for any taxes, resulting from action or failure to act, if such action or failure to act precludes the Distribution from qualifying as a tax-free transaction (including taxes imposed as a result of a violation of the restrictions set forth above).

Employee Matters Agreement

We will have in place an employee matters agreement (the “Employee Matters Agreement”) with MSG that will allocate assets, liabilities and responsibilities with respect to certain employee compensation and benefit plans and programs and certain other related matters upon completion of the Distribution. In general, MSG employees currently participate in various of our retirement, health and welfare, and other employee benefit plans. After the Distribution, it is anticipated that MSG employees will generally participate in similar plans and arrangements established and maintained by MSG; however, MSG may continue to be a participating company in certain of our employee benefit plans during a transition period. Effective as of the Distribution date, we and MSG generally will each hold responsibility for our respective employees and compensation plans.

For a description of the impact of the Distribution on holders of MSG options, restricted stock units and performance stock units, see “Executive Compensation — Treatment of Outstanding Awards.”

Arena License Agreements

A subsidiary of the Company will enter into Arena License Agreements with subsidiaries of MSG that will require the Knicks and Rangers to play their home games at The Garden. Under the Arena License Agreements, which will each have a term of 35 years, the Knicks and the Rangers will pay an annual license fee in connection with their respective use of The Garden. For each, the license fee for the initial contract year ending June 30, 2020 will be prorated based on the number of games scheduled to be played at The Garden between the Distribution date and the end of that contract year. The license fee for the first full contract year ending June 30, 2021 will be approximately $22.5 million for the Knicks and approximately $16.7 million for the Rangers, and then for each subsequent year, the license fees will be 103% of the license fees for the immediately preceding contract year. If, due to a force majeure event, capacity at The Garden is limited to 1,000 or fewer attendees, the teams may schedule and play home games at The Garden with amounts payable under the Arena License Agreements reduced by up to 80%. The teams are not required to pay the license fee during the period in which The Garden is unavailable for home games due to a force majeure event, but if The Garden becomes available following a force majeure event (including the government mandated suspension of events at The Garden as a result of the coronavirus outbreak) future rent payments due under the Arena License Agreements will be payable by the teams even if the NBA or NHL seasons do not resume simultaneously or at all.

The Arena License Agreements set forth the terms of the teams’ use of The Garden, including arrangements for the provision of amenities, game day and other services. While the Company will provide game day services for the Knicks and Rangers, most of the associated costs will be borne by the teams. Pursuant to the Arena License Agreements, the Company will be responsible for the maintenance, equipment and other functions needed to operate, repair and maintain The Garden. The Company will also operate and manage the sale of food and beverage services during all Knicks and Rangers events, for which the Company will share an agreed portion of net profits with the applicable team. The Company will also have the right and obligation to operate and manage team merchandise sales at The Garden, and the Company will retain a portion of revenues from team merchandise sold in the arena.

The Company will have the exclusive right to license and manage suites and club memberships at The Garden, including for use during Knicks and Rangers games, subject to certain exceptions, and will share a portion of the revenues from such licenses and club memberships with the Knicks and the Rangers.

The Arena License Agreements will grant the Company the right to sell, and the Knicks and the Rangers the right to keep, a percentage of revenue from certain arena shared sponsorship assets, such as fixed signage or entitlements at The Garden. The teams will have the exclusive right to sell and keep the revenue from certain team sponsorship assets, such as courtside or rinkside advertising and other team or event-specific sponsorship assets.

The Knicks and Rangers will have the exclusive right to sell tickets and retain all revenues from ticket sales and resales. The Arena License Agreements set forth the Company’s responsibilities with respect to box office services and the teams’ respective responsibilities to comply with the Company’s ticket agent agreements.

The Arena License Agreements will provide that the teams will be responsible for 100% of any real property or similar taxes applicable to The Garden. If the tax exemption is repealed or the teams are otherwise subject to property tax through no fault of the teams, the revenue opportunity that we may generate from team events will be reduced on a percentage basis as set forth in the Arena License Agreements. See “Risk Factors — A Change to or Withdrawal of a New York City Real Estate Tax Exemption May Have a Material Negative Effect on Our Business and Results of Operations.” The value of any such revenue opportunity reduction could be significant but is expected to be substantially less than the property tax to be paid by the teams.

The Arena License Agreements will provide for the Company to prepare an annual budget, in consultation with the teams, subject to certain team consent rights.

NBA consent will be required to amend the Knicks’ Arena License Agreement.

Sponsorship Sales and Service Representation Agreements

The Company will enter into sponsorship sales and service representation agreements with the Knicks and the Rangers, which will have terms of more than 10 years (subject to an early termination right exercisable by May 31, 2025 and effective June 30, 2025). Under these agreements, the Company will be appointed as the exclusive sales and service representative for all sponsorship benefits available for sale in connection with the Knicks and Rangers, as well as the Knicks’ development team, the Westchester Knicks, and Knicks Gaming, the official NBA 2K esports franchise of the Knicks, subject to certain exceptions (e.g., regarding television and radio rights licensed to MSG Networks pursuant to separate media rights agreements). The Company will receive a commission from MSG, subject to certain exceptions set forth in the agreements. The Company will also receive annual sales operation fixed payments from the Knicks and Rangers to cover a share of the Company’s costs associated with providing sponsorship sales services. These agreements will be subject to certain termination rights, including the right of each of the Company and MSG to terminate if the Company and MSG are no longer affiliates, and MSG’s right to terminate if certain sales thresholds are not met (unless the Company pays MSG the shortfall). NBA consent will be required to amend the Knicks’ sponsorship sales and service representation agreement.

Team Sponsorship Allocation Agreement

The Company will also enter into a team sponsorship allocation agreement with MSG that will provide for the allocation between the two companies of revenue received by either with respect to sponsorships that include assets of both companies and for which the sponsor pays a lump sum.

Group Ticket Sales and Service Representation Agreement

The Company will enter into a group ticket sales and service representation agreement with MSG pursuant to which the Company will appoint MSG as its sales and service representative to sell group tickets and ticket packages. MSG will receive a commission on group ticket sales placed on behalf of the Company and will be reimbursed for a share of certain of its costs.

MSG Delayed Draw Term Loan Agreements

Our operations and operating results have been, and continue to be, materially impacted by the coronavirus and government actions taken in response. On the date of this information statement, our business operations have been suspended and it is not clear when those operations will resume. As an additional source of liquidity for MSG in response to the coronavirus, prior to or concurrently with the consummation of the Distribution, and subject to approval from the NBA, MSG Sports & Entertainment, LLC (to be renamed MSG Entertainment Group, LLC and referred to as the “DDTL Lender”) is expected to enter the DDTL Facilities with (i) a newly-formed holding company for the Knicks (“Knicks DDTL Facility Borrower”) and (ii) a newly-formed holding company for the Rangers (“Rangers DDTL Facility Borrower”), each of which will be a direct wholly-owned subsidiary of MSG. The loan agreements are expected to provide for (i) a $110 million senior unsecured delayed draw term loan facility for the Knicks DDTL Facility Borrower (the “Knicks DDTL Facility”) and (ii) a $90 million senior unsecured delayed draw term loan facility for the Rangers DDTL Facility Borrower (the “Rangers DDTL Facility”).

The DDTL Facilities will mature and any unused commitments thereunder will expire 18 months after the effective date thereof. Borrowings under the DDTL Facilities will bear interest at a variable rate equal to either, at the election of the applicable borrower, (i) LIBOR plus 2.00% per annum or (ii) a base rate plus 1.00% per annum. Subject to the borrowing conditions, each of the DDTL Facilities may be drawn in up to four separate borrowings of $10 million or more. Proceeds of the DDTL Facilities will be used for general corporate purposes.

The availability of each of the DDTL Facilities to the teams will be subject to certain conditions, including (a) the liquidity (including cash on hand and availability under revolving credit commitments) of MSG, MSG Sports, LLC, the Knicks DDTL Facility Borrower and its subsidiaries and the Rangers DDTL Facility Borrower and its subsidiaries must be less than $50.0 million, and (b) the Knicks DDTL Facility Borrower and certain of its affiliates must have used commercially reasonable efforts to raise alternative third-party financing (“New Third-Party Debt”), including additional commitments under existing revolving facilities, prior to drawing on the DDTL Facilities to the extent permitted by NBA debt policies. In addition, the commitments of the DDTL Lender to make advances under the Knicks DDTL Facility shall be permanently reduced and the Knicks DDTL Facility shall be subject to mandatory prepayments in an amount equal to the net cash proceeds received by MSG, MSG Sports, LLC, the Knicks DDTL Facility Borrower, or the subsidiaries of the Knicks DDTL Facility Borrower from any New Third-Party Debt.

The DDTL Facilities each contain certain customary representations and warranties and affirmative and negative covenants, including, among others, financial reporting, notices of material events, and limitations on indebtedness, liens, investments, asset dispositions, restricted payments, and affiliate transactions. In addition, each of the DDTL Facilities includes certain customary events of default, including, among others, defaults based on certain bankruptcy and insolvency events, nonpayment, cross-defaults to other debt, breach of specified covenants, ERISA events, material monetary judgments, change of control events and the material inaccuracy of the representations and warranties. If an event of default occurs and is continuing under either of the DDTL Facilities, the relevant agreement provides that the DDTL Lender may terminate the commitments under the agreement, declare amounts outstanding, including principal and accrued interest and fees, payable immediately, and enforce any and all of its rights and interests.

Aircraft Arrangements

The Company will own the Gulfstream Aerospace G550 airplane currently owned by MSG. We will enter into various arrangements with MSG, pursuant to which MSG will have the right to lease on a “time-sharing” basis certain aircraft that we have access to. MSG will be required to pay the Company specified expenses for each flight it elects to utilize, but not exceeding the maximum amount payable under Federal Aviation Administration (“FAA”) rules. In calculating the amounts payable under the agreement, the parties will allocate in good faith the treatment of any flight that is for the benefit of both companies. Additionally, the parties will agree on an allocation of the costs of certain helicopter use by any shared executive officers.

Other Arrangements and Agreements with MSG

The Company will also enter into a number of commercial and other arrangements and agreements with MSG and its subsidiaries. These include arrangements for the provision of services, allocations with respect to sponsorship agreements and other matters, aircraft sharing, and certain trademark licensing arrangements. The Company will also sublease approximately 47,000 square feet of office space at Two Pennsylvania Plaza in New York City to MSG.

Other Arrangements and Agreements with MSG Networks and/or AMC Networks

The Company expects to enter into a number of commercial and other arrangements and agreements with MSG Networks, AMC Networks and their respective subsidiaries. The Company will agree to share certain executive support costs, including office space, executive assistants, security and transportation costs, for the Company’s Executive Chairman with MSG Networks and for the Vice Chairman with MSG Networks and AMC Networks.

Additionally, the Company will agree on an allocation of the costs of certain personal aircraft use with MSG Networks (with respect to Mr. Dolan only) and helicopter use with MSG Networks and AMC Networks by their shared executives. Other arrangements may include the use of equipment, lease and use of offices and other premises, provision of transport services and vendor services, access to technology and lease of suites and sponsorships.

Dolan Family Arrangements

Standstill Agreement

Prior to the Distribution, the members of the Dolan Family Group will enter into an agreement (the “Standstill Agreement”) with the Company in which they will agree that during the 12-month period beginning on the Distribution date, the Dolan Family Group must obtain the prior approval of a majority of the Company’s Independent Directors prior to acquiring common stock of the Company through a tender offer that results in members of the Dolan Family Group owning more than 50% of the total number of outstanding shares of common stock of the Company. For purposes of this agreement, the term “Independent Directors” means the directors of the Company who have been determined by our Board of Directors to be independent directors for purposes of NYSE corporate governance standards. The Standstill Agreement has been filed as an exhibit to the registration statement of which this information statement forms a part, that we have filed with the SEC, and the foregoing discussion of that agreement is qualified in its entirety by reference to that exhibit.

Aircraft and Office Space Arrangements

A subsidiary of the Company is party to time sharing agreements, dry lease agreements and aircraft support services agreements with entities controlled by members of the Dolan Family with respect to various aircraft owned by either the Company or such Dolan Family members. Amounts paid or received by MSG pursuant to these arrangements during the fiscal year ended June 30, 2019 would have been paid or received by the Company if the Distribution had already occurred.

A subsidiary of the Company is party to an agreement with Quart 2C, LLC (“Q2C”), a company controlled by James. L. Dolan, the Executive Chairman and Chief Executive Officer, as well as a director, of the Company, pursuant to which Q2C has the right to lease on a “time-sharing” basis our Gulfstream Aerospace G550 aircraft (the “G550”). Q2C is required to pay us specified expenses for each flight it elects to utilize, but not exceeding the maximum amount payable under FAA rules. Q2C did not make any payments to MSG under this agreement during the fiscal year ended June 30, 2019 because it did not use the G550 during such time period. In addition, a subsidiary of the Company is party to an agreement with Q2C, pursuant to which the Company has the right to lease on a non-exclusive basis Q2C’s Gulfstream Aerospace G450 aircraft (the “G450”). We are required to pay Q2C rent at an hourly rate and specified expenses (which mirror the types of expenses we charge Q2C for use of the G550) for each flight we elect to utilize. The agreement includes a “true-up” mechanism such that, to the extent the Company’s annual usage of the G450 exceeds Q2C’s annual usage of the G550, the Company will pay an additional hourly rate with respect to excess hours intended to cover additional costs. Pursuant to this arrangement, MSG paid Q2C $201,619 for use of the G450 during the fiscal year ended June 30, 2019, inclusive of any true-up payments required under the agreement. In addition, the agreement provides for equitable adjustment in the event that discrepancies in hours of usage or other factors cause the arrangement to be economically unfair to either party.

A subsidiary of the Company is a party to an agreement with Charles F. Dolan, the father of James L. Dolan, pursuant to which Mr. Dolan has the right to lease on a “time-sharing” basis our G550. Mr. Dolan is required to pay us specified expenses for each flight he elects to utilize, but not exceeding the maximum amount payable under FAA rules. Pursuant to this arrangement, Mr. Dolan paid MSG $117,475 for use of the G550 during the fiscal year ended June 30, 2019. In addition, a subsidiary of the Company is party to an agreement with Sterling 2K, LLC (“S2K”), a company controlled by Deborah Dolan-Sweeney, the daughter of Charles F. Dolan and the sister of James L. Dolan, pursuant to which the Company has the right to lease on a non-exclusive basis S2K’s Gulfstream Aerospace GV-SP (G550) aircraft (the “DFO G550”). We are required to pay S2K rent at an hourly rate and specified expenses (which mirror the types of expenses we charge Q2C for use of the G550) for each flight we elect to utilize. The agreement includes a “true-up” mechanism such that, to the extent the Company’s annual usage of the DFO G550 exceeds Mr. Dolan’s annual usage of our G550, the Company will pay an additional hourly rate with respect to excess hours intended to cover additional costs. Pursuant to this arrangement, MSG paid S2K $142,534 for use of the DFO G550 during the fiscal year ended June 30, 2019, inclusive of any true-up payments required under the agreement (including “true-ups” pursuant to a prior arrangement that was replaced by this agreement). In addition, the agreement provides for equitable adjustment in the event that discrepancies in hours of usage or other factors cause the arrangement to be economically unfair to either party.

A subsidiary of the Company is party to various Aircraft Support Services Agreements (the “Services Agreements”) pursuant to which the Company provides aircraft support services to (i) an entity controlled by James L. Dolan, (ii) Charles F. Dolan and certain of his other children (specifically, Thomas C. Dolan, Deborah Dolan-Sweeney, Patrick F. Dolan, Marianne Dolan Weber and Kathleen Dolan) and (iii) an entity controlled by Patrick Dolan, the son of Charles F. Dolan and brother of James L. Dolan. Pursuant to the Services Agreements, the Company provides certain aircraft support services in exchange for a monthly agency fee, including providing pilots, crew and maintenance personnel, aircraft maintenance, FAA compliance, flight scheduling and dispatch services, negotiation/management of third-party contracts and other services necessary and appropriate for the support of aircraft. Pursuant to the Services Agreements, each of the parties noted above paid MSG (i) $175,000, (ii) $175,000 and (iii) $150,000, respectively, during the fiscal year ended June 30, 2019.

A subsidiary of the Company and Brighid Air, LLC (“Brighid”), a company controlled by Patrick Dolan, are parties to an agreement, pursuant to which the Company has a right to lease on a non-exclusive basis Brighid’s Bombardier BD100-1A10 Challenger 350 aircraft (the “Challenger”). The Company is required to pay Brighid specified expenses of each flight it elects to utilize, but not exceeding the maximum amount payable under FAA rules. Pursuant to this arrangement, MSG paid Brighid $7,789 for use of the Challenger during the fiscal year ended June 30, 2019. In connection with the agreement for the Company’s use of the Challenger, a subsidiary of the Company and Dolan Family Office, LLC, an entity controlled by Charles F. Dolan (“DFO”), are parties to a Flight Crew Services Agreement, pursuant to which the Company may utilize pilots employed by DFO for purposes of flying the Challenger when the Company is leasing the Challenger under its agreement with Brighid. The Company is required to pay DFO an hourly rate for the use of such pilots, as well as reimburse certain expenses of the pilots. Pursuant to this arrangement, MSG paid DFO $1,141 for use of DFO pilots during the fiscal year ended June 30, 2019.

The Company will charge the Knickerbocker Group, LLC, an entity owned by James L. Dolan, for office space equal to the allocated cost of such space and certain technology services provided in connection with the use of such space. In addition, from time to time, it is expected that certain other services of the Company may be made available to members of the Dolan family and to entities owned by them. It is the policy of the Company to receive reimbursement for the costs of these services.

605, LLC

James L. Dolan, a director and the Executive Chairman and Chief Executive Officer of the Company, and his wife Kristin Dolan own 50% of 605, LLC (“605”), an audience measurement and data analytics company in the media and entertainment industries. Kristin Dolan is also the founder and Chief Executive Officer of 605. MSG paid 605 $149,360 for data analytics services during the fiscal year ended June 30, 2019. The Company expects to engage 605 to provide certain data analytics services to the Company, subject to the approval of the Company’s Audit Committee.

Registration Rights

See “Shares Eligible for Future Sale — Registration Rights Agreements” for a description of registration rights agreements that will be entered into among Dolan family interests and the Company.

Certain Relationships and Potential Conflicts of Interest

Following the Distribution, there will be an overlap between certain officers of the Company, MSG and MSG Networks. James L. Dolan will serve as the Executive Chairman and Chief Executive Officer of the Company and as the Executive Chairman of both MSG and MSG Networks. Andrew Lustgarten will serve as the President of the Company and President and Chief Executive Officer of MSG. As a result, following the Distribution, not all of our executive officers will be devoting their full time and attention to the Company’s affairs. In addition, Gregg G. Seibert will serve as a Vice Chairman of the Company, MSG, MSG Networks and AMC Networks. In addition, immediately following the Distribution, 10 members of our Board of Directors will also be directors of MSG, nine will serve as directors of MSG Networks and eight will serve as directors of AMC Networks. The overlapping directors and officers may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we or MSG, MSG Networks, and/or AMC Networks and their respective subsidiaries and successors (each of the foregoing an “Other Entity”) look at certain acquisitions and other corporate opportunities that may be suitable for more than one of the companies. Also, conflicts may arise if there are issues or disputes under the commercial arrangements that will exist between an Other Entity on the one hand and us on the other hand. In addition, after the Distribution, certain of our directors and officers will continue to own stock and/or stock options or other equity awards of an Other Entity. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our Company and an Other Entity. See “Certain Relationships and Related Party Transactions — Related Party Transaction Approval Policy” for a discussion of certain procedures we will institute to help ameliorate such potential conflicts that may arise.

The Company’s amended and restated certificate of incorporation will acknowledge that directors and officers of the Company may also be serving as directors, officers, employees or agents of an Other Entity (the “Overlap Persons”), and that the Company may engage in material business transactions with such Other Entities. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated certificate of incorporation will provide that no Overlap Person will be liable to the Company or its stockholders for breach of any fiduciary duty that would otherwise occur by reason of the fact that any such individual directs a corporate opportunity (other than certain limited types of opportunities set forth in our amended and restated certificate of incorporation) to one or more of the Other Entities instead of the Company, or does not refer or communicate information regarding such corporate opportunities to the Company. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, arrangements and transactions (and amendments, modifications or terminations thereof) between the Company and the Other Entities and, to the fullest extent permitted by law, provide that the actions of the Overlap Persons in connection therewith are not breaches of fiduciary duties owed to the Company, any of its subsidiaries or their respective stockholders. See “Description of Capital Stock — Certain Corporate Opportunities and Conflicts.”

Related Party Transaction Approval Policy

We will adopt a written policy whereby an Independent Committee of our Board of Directors will review and approve or take such other action as it may deem appropriate with respect to transactions involving the Company and its subsidiaries, on the one hand, and in which any director, officer, greater than 5% stockholder of the Company or any other “related person” as defined in Item 404 has or will have a direct or indirect material interest. This approval requirement covers any transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404, which currently apply to transactions (or any series of similar transactions) in which the amount involved exceeds $120,000. To simplify the administration of the approval process under this policy, an Independent Committee may, where appropriate, establish guidelines for certain of those transactions. The policy does not cover decisions on compensation or benefits or the hiring or retention of any person. The hiring or retention of executive officers is determined by our full Board of Directors. Compensation of executive officers is subject to the approval of our Compensation Committee. This policy also does not cover any pro rata distributions to all Company stockholders, including a pro rata distribution of our Class A Common Stock to holders of our Class A Common Stock and our Class B Common Stock to holders of our Class B Common Stock. No director on an Independent Committee will participate in the consideration of a related party transaction with that director or any related person of that director. Following the Distribution, our Board of Directors will also adopt a special approval policy for transactions with the Other Entities whether or not such transactions qualify as “related party” transactions described above. Under this policy, an Independent Committee will oversee approval of all transactions and arrangements between the Company and its subsidiaries, on the one hand, and one or more of the Other Entities, on the other hand, in which the amount exceeds $120,000. To simplify the administration of the approval process under this policy, an Independent Committee may, where appropriate, establish guidelines for certain of these transactions. The approval requirement will not apply to the implementation and administration of these intercompany arrangements under the related party transaction approval policy but will cover any amendments, modifications, terminations or extensions, other than ministerial, nonsubstantive amendments or modifications, as well as the handling and resolution of any disputes. Our executive officers and directors who are also senior executives or directors of the Other Entities may participate in the negotiation, execution, implementation, amendment, modification, or termination of these intercompany arrangements, as well as in any resolution of disputes thereunder, on behalf of either or both of the Company and the Other Entities, in each case under the direction or ultimate approval of an Independent Committee or the comparable committee of the board of directors of the Other Entities.

Our related party transaction approval policy cannot be amended or terminated without the prior approval of a majority of the independent directors and by a majority of the directors elected by our Class B Common Stockholders. For purposes of this policy, “independent directors” means those directors who have been determined by our Board to be independent directors for purposes of NYSE corporate governance standards.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership of Stock

This table shows the number of shares of MSG Class A Common Stock and MSG Class B Common Stock, and the percentage of shares of our Class A Common Stock and our Class B Common Stock, that will be owned of record and beneficially at the time of the Distribution by each director and executive officer of the Company. The table also shows the name, address and the number of shares of MSG Class A Common Stock and MSG Class B Common Stock and percentage of shares of our Class A Common Stock and our Class B Common Stock owned by persons beneficially owning more than five (5%) percent of any class at the time of Distribution. All information in the table and related footnotes is based solely upon the Company’s review of SEC filings as of March 20, 2020 (and, in the case of members of the Dolan family and trusts for their benefit, information provided to the Company as of March 20, 2020) as to the ownership of MSG common stock and is presented as if the Distribution has occurred prior to the dates of ownership information used in the table.

Name and Address	Title of Stock Class (1)	MSG Beneficial Ownership	Percent of Class	Combined Voting Power of All Classes of Stock Beneficially Owned (1)(2)
Dolan Family Group (3) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	684,277	3.5%	71.0%
	Class B Common Stock	4,529,517	100.0%

Charles F. Dolan (3)(4)(5)(7)(24) — (28) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	185,864	1.0%	41.7%
	Class B Common Stock	2,682,470	59.2%

Helen A. Dolan (3)(4)(5)(7)(24) — (28) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	185,864	1.0%	41.7%
	Class B Common Stock	2,682,470	59.2%

James L. Dolan (3)(6)(7)(8)(12)(14)(15)(16)(23) P.O. Box 420 Oyster Bay, NY 11771	Class A Common Stock	317,374	1.6%	10.0%
	Class B Common Stock	618,369	13.7%

Kristin A. Dolan (3)(6)(7)(8)(12)(14)(15)(16)(23) P.O. Box 420 Oyster Bay, NY 11771	Class A Common Stock	317,374	1.6%	10.0%
	Class B Common Stock	618,369	13.7%

Thomas C. Dolan (3)(7)(13)(14)(18)(22) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	33,047	*	4.8%
	Class B Common Stock	308,986	6.8%

Brian G. Sweeney (3)(7)(10)(11)(14)(16)(20) 20 Audrey Avenue, 1st Floor Oyster Bay, NY 11771	Class A Common Stock	73,827	*	4.8%
	Class B Common Stock	306,327	6.8%

Name and Address	Title of Stock Class (1)	MSG Beneficial Ownership	Percent of Class	Combined Voting Power of All Classes of Stock Beneficially Owned (1)(2)

Paul J. Dolan (3)(7)(15) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	75,683	*	14.2%
	Class B Common Stock	910,651	20.1%

Marianne Dolan Weber (3)(7)(9)(14)(17)(21) MLC Ventures LLC P.O. Box 1014 Yorktown Heights, NY 10598	Class A Common Stock Class B Common Stock	57,066 296,934	* 6.6%	4.7%

Charles P. Dolan (7)(29)	Class A Common Stock	6,094	*	*
	Class B Common Stock	—	—

Ryan T. Dolan (6)(30)	Class A Common Stock	435	*	*
	Class B Common Stock	—	—

Quentin F. Dolan (31)	Class A Common Stock	308	*	*
	Class B Common Stock	—	—

Philip G. D’Ambrosio (6)	Class A Common Stock	3,302	*	*
	Class B Common Stock	—	—

Andrew Lustgarten (6)(32)	Class A Common Stock	62,551	*	*
	Class B Common Stock	—	—

Joseph Yospe (6)	Class A Common Stock	10,520	*	*
	Class B Common Stock	—	—

Martin Bandier	Class A Common Stock	—	—	—
	Class B Common Stock	—	—

Matthew C. Blank (7)	Class A Common Stock	—	—	—
	Class B Common Stock	—	—

Joseph J. Lhota (7)	Class A Common Stock	—	—	—
	Class B Common Stock	—	—

Frederic V. Salerno (7)	Class A Common Stock	—	—	—
	Class B Common Stock	—	—

John L. Sykes	Class A Common Stock	—	—	—
	Class B Common Stock	—	—

Vincent Tese (7)	Class A Common Stock	3,744	*	*
	Class B Common Stock	—	—	—

Isiah Thomas	Class A Common Stock	—	—	—
	Class B Common Stock	—	—

All executive officers and directors as a group	Class A Common Stock	766,994	3.9%	71.0%
	Class B Common Stock	4,519,413	99.8%

Deborah A. Dolan-Sweeney (3)(7)(10)(11)(14)(16)(20) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	73,827	*	4.8%
	Class B Common Stock	306,327	6.8%

Name and Address	Title of Stock Class (1)	MSG Beneficial Ownership	Percent of Class	Combined Voting Power of All Classes of Stock Beneficially Owned (1)(2)

Kathleen M. Dolan (3)(14)(15)(18)(19) — (23) MLC Ventures LLC P.O. Box 1014 Yorktown Heights, NY 10598	Class A Common Stock	125,123	*	28.5%
	Class B Common Stock	1,833,002	40.5%

Mary S. Dolan (3)(16) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	47,452	*	42.8%
	Class B Common Stock	2,763,412	61.0%

Matthew J. Dolan (3)(17) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	30,576	*	9.4%
	Class B Common Stock	605,920	13.4%

Corby Dolan Leinauer (3)(18) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	28,060	*	38.0%
	Class B Common Stock	2,457,085	54.2%

Charles F. Dolan Children Trust FBO Kathleen M. Dolan (3)(19) MLC Ventures LLC P.O. Box 1014 Yorktown Heights, NY 10598	Class A Common Stock	15,954	*	4.8%
	Class B Common Stock	306,327	6.8%

Charles F. Dolan Children Trust FBO Deborah A. Dolan-Sweeney (3)(20) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	15,954	*	4.8%
	Class B Common Stock	306,327	6.8%

Charles F. Dolan Children Trust FBO Marianne Dolan Weber (3)(21) MLC Ventures LLC P.O. Box 1014 Yorktown Heights, NY 10598	Class A Common Stock	15,954	*	4.6%
	Class B Common Stock	296,934	6.6%

Charles F. Dolan Children Trust FBO Thomas C. Dolan (3)(22) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	13,295	*	4.8%
	Class B Common Stock	308,986	6.8%

Charles F. Dolan Children Trust FBO James L. Dolan (3)(23) P.O. Box 420 Oyster Bay, NY 11771	Class A Common Stock	29,249	*	9.4%
	Class B Common Stock	604,324	13.3%

Name and Address	Title of Stock Class (1)	MSG Beneficial Ownership	Percent of Class	Combined Voting Power of All Classes of Stock Beneficially Owned (1)(2)

Charles F. Dolan 2009 Family Trust FBO James L. Dolan (3)(4)(5)(24) P.O. Box 420 Oyster Bay, NY 11771	Class A Common Stock	4,431	*	12.7%
	Class B Common Stock	824,477	18.2%

Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan (3)(4)(5)(25) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	4,431	*	6.7%
	Class B Common Stock	430,402	9.5%

Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan (3)(4)(5)(26) MLC Ventures LLC P.O. Box 1014 Yorktown Heights, NY 10598	Class A Common Stock	4,431	*	6.3%
	Class B Common Stock	405,402	9.0%

Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber (3)(4)(5)(27) MLC Ventures LLC P.O. Box 1014 Yorktown Heights, NY 10598	Class A Common Stock	4,431	*	6.6%
	Class B Common Stock	426,402	9.4%

Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (3)(4)(5)(28) 340 Crossways Park Drive Woodbury, NY 11797	Class A Common Stock	4,431	*	5.7%
	Class B Common Stock	370,402	8.2%

Silver Lake Entities (33) 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025	Class A Common Stock	1,865,862	9.6%	2.9%
	Class B Common Stock	—	—

The Vanguard Group (34) 100 Vanguard Blvd. Malvern, PA 19355	Class A Common Stock	1,617,667	8.3%	2.5%
	Class B Common Stock	—	—

GAMCO Investors, Inc. (35) One Corporate Center Rye, NY 10580	Class A Common Stock	1,386,548	7.1%	2.1%
	Class B Common Stock	—	—

BlackRock, Inc. (36) 55 East 52nd Street New York, NY 10055	Class A Common Stock	1,096,383	5.6%	1.7%
	Class B Common Stock	—	—

*	Less than 1%.
(1)

Beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding and relationship or otherwise. Unless indicated, beneficial ownership disclosed consists of sole voting and investment power. Beneficial ownership of Class A Common Stock is exclusive of the shares of Class A Common Stock that are issuable upon conversion of shares of Class B Common Stock. Share ownership reflects rounding for share based compensation in the aggregate, not by specific tranche or award.
(2)

Shares of Class B Common Stock are convertible into shares of Class A Common Stock at the option of the holder on a share for share basis. The holder of one share of Class A Common Stock has one vote per share at a meeting of our stockholders and the holder of one share of Class B Common Stock has ten votes per share at a meeting of our stockholders, except in the separate elections of directors. Holders of Class A Common Stock have the right to elect 25% of our Board rounded up to the nearest whole director and the holders of Class B Common Stock have the right to elect the remaining members of our Board.

(3)

Members of the Dolan family have formed a “group” for purposes of Section 13(d) of the Securities Exchange Act. The members of this group (the “Group Members”) are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2018 Grantor Retained Annuity Trust #1M (the “CFD 2018 GRAT #1M”) and the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M (the “CFD 2019 GRAT #1M”), and as a Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2018 Grantor Retained Annuity Trust #1M (the “HAD 2018 GRAT #1M”) and the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M (the “HAD 2019 GRAT #1M”); James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; CFD 2009 Trust; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2018 GRAT #1M; HAD 2018 GRAT #1M; CFD 2019 GRAT #1M; and HAD 2019 GRAT #1M. Individuals who are not Group Members but are trustees of trusts that are Group Members also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”); Paul J. Dolan, as a Trustee of the Dolan Children Trust FBO Kathleen M. Dolan and the Dolan Children Trust FBO James L. Dolan; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and the Dolan Children Trust FBO Thomas C. Dolan; and Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts. The Group Members may be deemed to beneficially own an aggregate of (i) 684,277 shares of Class A Common Stock (including 572,028 shares of Class A Common Stock owned of record in the aggregate, options to purchase 112,249 shares of Class A Common Stock that are exercisable within 60 days of March 20, 2020) and (ii) 4,529,517 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,529,517 shares of Class B Common Stock (representing all outstanding Class B Common Stock) and the equal number of shares of Class A Common Stock issuable upon conversion thereof by reason of the terms of an agreement among the group members. Individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 38,123 shares of Class A Common Stock.

(4)

Charles F. Dolan may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 112,693 shares of Class B Common Stock and the equal number of shares of

Class A Common Stock issuable upon conversion thereof (including 56,637 shares of Class B Common Stock owned of record by the CFD 2018 GRAT #1M and 56,056 shares of Class B Common Stock owned of record by the CFD 2019 GRAT #1M) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 185,864 shares of Class A Common Stock (including 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee, 130,137 shares of Class A Common Stock owned of record by the Dolan Family Foundation and an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts) and an aggregate of 2,569,777 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 56,636 shares of Class B Common Stock owned of record by the HAD 2018 GRAT #1M, 56,056 shares of Class B Common Stock owned of record by the HAD 2019 GRAT #1M and an aggregate of 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts). Includes an aggregate of 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts which Charles F. Dolan may be deemed to have the right to acquire because he has the right to substitute assets with each of the trusts, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. He disclaims beneficial ownership of 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 130,137 shares of Class A Common Stock owned of record by the Dolan Family Foundation and an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 2,569,777 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 56,636 shares of Class B Common Stock owned of record by the HAD 2018 GRAT #1M, 56,056 shares of Class B Common Stock owned of record by the HAD 2019 GRAT #1M and an aggregate of 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts).
(5)

Helen A. Dolan may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 112,692 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 56,636 shares of Class B Common Stock owned of record by the HAD 2018 GRAT #1M and 56,056 shares of Class B Common Stock owned of record by the HAD 2019 GRAT #1M) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 185,864 shares of Class A Common Stock (including 130,137 shares of Class A Common Stock owned of record by the Dolan Family Foundation, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee) and 2,569,778 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 56,637 shares of Class B Common Stock owned of record by the CFD 2018 GRAT #1M, 56,056 shares of Class B Common Stock owned of record by the CFD 2019 GRAT #1M and an aggregate of 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts). Includes an aggregate of 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts which her spouse may be deemed to have the right to acquire because he has the right to substitute assets with each of the trusts, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. She disclaims beneficial ownership of 130,137 shares of Class A Common Stock owned of record by the Dolan Family Foundation, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts and 33,572 shares of Class A Common Stock, owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee, and 2,569,778 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 56,637 shares of Class B Common Stock owned of record by the CFD 2018 GRAT #1M, 56,056 shares of Class B Common Stock owned of record by the CFD 2019 GRAT #1M and an aggregate of 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts).

(6)

Does not include unvested restricted stock units, target amount of unvested performance stock units and stock options granted under the Employee Stock Plan (except for restricted stock units and performance stock units subject to vesting and stock options exercisable, in each case, within 60 days of March 20, 2020). The excluded number of restricted stock units for the following individuals are: Messrs. James L.

Dolan, 32,266 units; Ryan T. Dolan, 108 units; Philip G. D’Ambrosio, 2,895 units; Andrew Lustgarten, 9,733 units; and Joseph Yospe, 1,688 units. The excluded number of target performance stock units for the following individuals are: Messrs. James L. Dolan, 82,226 units Ryan T. Dolan, 108 units; Philip G. D’Ambrosio, 4,495 units; Andrew Lustgarten, 13,513 units; and Joseph Yospe, 2,657 units. The excluded number of stock options for Messrs. Dolan and Lustgarten are 336,743 and 31,275, respectively.
(7)

Does not include restricted stock units granted under the Director Stock Plan. The excluded number of restricted stock units for each of the following individuals is: Messrs. Charles F. Dolan, 2,591 units; Thomas C. Dolan, 2,591 units; Brian G. Sweeney, 2,591 units; Charles P. Dolan, 2,591 units; and Paul J. Dolan, 398 units; Matthew C. Blank, 398 units; Joseph J. Lhota, 1,327 units; Frederic V. Salerno, 398 units; Vincent Tese, 2,591 units; and Mses. Kristin A. Dolan, 2,591 units; and Marianne Dolan Weber, 1,962 units.

(8)

James L. Dolan may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 280,105 shares of Class A Common Stock (including 167,365 shares of Class A Common Stock owned of record personally, options to purchase 112,249 shares of Class A Common Stock that are exercisable within 60 days of March 20, 2020, 491 shares of Class A Common Stock held as custodian for one or more minor children) and 14,045 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 37,269 shares of Class A Common Stock (including 416 shares of Class A Common Stock owned jointly with his spouse, 7,604 shares of Class A Common Stock owned of record personally by his spouse, and 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit) and 604,324 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 491 shares of Class A Common Stock held as custodian for one or more minor children, 7,604 shares of Class A common Stock owned of record personally by his spouse, and 29,249 shares of Class A Common Stock and 604,324 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trust for his benefit.

(9)

Marianne Dolan Weber may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 8,063 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 49,003 shares of Class A Common Stock (including 308 shares of Class A Common Stock owned of record by a member of her household, 208 shares of Class A Common Stock owned of record by her spouse, 32,533 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc. and 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit) and 296,934 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trust for her benefit. She disclaims beneficial ownership of 308 shares of Class A Common Stock owned of record by a member of her household, 208 shares of Class A Common Stock owned of record by her spouse, 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit, 32,533 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc. and 296,934 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trust for her benefit.

(10)

Brian G. Sweeney may be deemed to have (a) the sole power to vote or direct the vote of and dispose or direct the disposition of 15,182 shares of Class A Common Stock owned of record personally and (b) the shared power to vote or direct the vote of and to dispose of or direct the disposition of 58,645 shares of Class A Common Stock (including 6,872 shares of Class A Common Stock owned by his spouse, Deborah A. Dolan-Sweeney, an aggregate of 2,247 shares of Class A Common Stock held in trust for his children for which he serves as co-trustee, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 15,954 shares of Class A Common Stock owned by the Dolan Children Trust for the benefit of his spouse) and 306,327 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 306,327 shares of Class B Common Stock owned by the Dolan Children Trust for the benefit of his spouse). He disclaims beneficial ownership of the 6,872 shares of Class A Common Stock owned by his spouse, the 2,247 shares of Class A Common Stock held in trusts for his children for which he serves as co-trustee, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 15,954 shares of Class A Common Stock owned by the Dolan Children Trust for the benefit of his spouse and 306,327 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 306,327 shares of Class B Common Stock owned by the Dolan Children Trust for the benefit of his spouse).
(11)

Deborah A. Dolan-Sweeney may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,872 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 66,955 shares of Class A Common Stock (including 15,182 shares of Class A Common Stock owned of record by her spouse, 2,247 shares of Class A Common Stock held by trusts for her children for which her spouse serves as co-trustee, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit) and 306,327 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 306,327 shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 15,182 shares of Class A Common Stock owned of record by her spouse, 2,247 shares of Class A Common Stock held by trusts for her children for which her spouse serves as co-trustee, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 15,954 shares of Class A Common Stock and 306,327 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 306,327 shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit).

(12)

Kristin A. Dolan may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 7,604 shares of Class A Common Stock owned of record personally and (b) the shared power to vote or direct the vote of and to dispose of or direct the disposition of 309,770 shares of Class A Common Stock (including 416 shares of Class A Common Stock owned jointly with her spouse, James L. Dolan, 167,365 shares of Class A Common Stock owned of record by her spouse, options to purchase 112,249 shares of Class A Common Stock that are exercisable within 60 days of March 20, 2020 by her spouse, 491 shares of Class A Common Stock held by her spouse as custodian for one or more minor children, and 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse) and 618,369 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 14,045 shares of Class B Common Stock owned of record by her spouse and 604,324 shares of Class B Common Stock owned by the Dolan Children Trust for the benefit of her spouse). She disclaims beneficial ownership of 491 shares of Class A Common Stock held by her spouse as custodian for one or more minor children, 167,365 shares of Class A Common Stock owned of record by her spouse, options to purchase 112,249 shares of Class A Common Stock that are exercisable within 60 days of March 20, 2020 by her spouse, 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse and 618,369 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 14,045 shares of Class B Common Stock owned of record by her spouse and 604,324 shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse).

(13)

Thomas C. Dolan may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 19,752 shares of Class A Common Stock owned of record personally and (b) the shared power to vote or direct the vote of and to dispose of or to direct the disposition of 13,295 shares of Class A Common Stock and 308,986 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 13,295 shares of Class A Common Stock and 308,986 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trust for his benefit.

(14)

Kathleen M. Dolan may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 2,184 shares of Class A Common Stock (including 1,568 shares of Class A Common Stock owned of record personally and 616 shares of Class A Common Stock held as custodian for one or more minor children) and an aggregate of 10,104 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of an aggregate of 122,939 shares of Class A Common Stock (including 32,533 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc. and an aggregate of 90,406 shares of Class A Common Stock owned of record by the Dolan Children Trusts) and an aggregate of 1,822,898 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trusts. She disclaims beneficial ownership of 616 shares of Class A Common Stock held as custodian for one or more minor children, 32,533 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., an aggregate of 90,406 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 1,833,002 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.

(15)

Paul J. Dolan may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 30,480 shares of Class A Common Stock owned of record by the CFD Trust No. 10 and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 45,203 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 910,651 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan. He disclaims beneficial ownership of 30,480 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 45,203 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 910,651 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan.

(16)

Mary S. Dolan may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 2,274 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 45,178 shares of Class A Common Stock (including 2,603 shares of Class A Common Stock owned jointly with her spouse, 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, and an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts) and an aggregate of 2,763,412 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 306,327 shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney and an aggregate of 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 2,274 shares of Class A Common Stock held as custodian for one or more minor children, 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of

Class A Common Stock owned of record by the CFD 2012 Descendants Trust, and an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts and 306,327 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trust for the benefit of Deborah A. Dolan-Sweeney and an aggregate of 2,457,085 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the 2009 Family Trusts.
(17)

Matthew J. Dolan may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 795 shares of Class A Common Stock (including 408 shares of Class A Common Stock owned of record personally and 387 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 29,781 shares of Class A Common Stock (including 316 shares of Class A Common Stock owned jointly with his spouse, 216 shares of Class A Common Stock held by his spouse as custodian for a minor child and 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan) and an aggregate of 605,920 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan. He disclaims beneficial ownership of 387 shares of Class A Common Stock held as custodian for a minor child, 216 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 605,920 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan.

(18)

Corby Dolan Leinauer may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 540 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 27,520 shares of Class A Common Stock (including 214 shares of Class A Common Stock owned jointly with her spouse, 685 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, and an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts) and an aggregate of 2,457,085 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof (including 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 540 shares of Class A Common Stock held as custodian for one or more minor children, 685 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, and an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts and an aggregate of 2,457,085 shares of Class B Common Stock and the equal number of shares of Class A Common Stock issuable upon conversion thereof owned of record by the 2009 Family Trusts.

(19)	Kathleen M. Dolan and Paul J. Dolan are the trustees of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and have the shared power to vote and dispose of the shares held by the trust.
(20)	Kathleen M. Dolan and Mary S. Dolan are the trustees of the Charles F. Dolan Children Trust FBO Deborah A. Dolan-Sweeney and have the shared power to vote and dispose of the shares held by the trust.

(21)	Kathleen M. Dolan and Matthew J. Dolan are the trustees of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and have the shared power to vote and dispose of the shares held by the trust.
(22)	Kathleen M. Dolan and Matthew J. Dolan are the trustees of the Charles F. Dolan Children Trust FBO Thomas C. Dolan and have the shared power to vote and dispose of the shares held by the trust.
(23)	Kathleen M. Dolan and Paul J. Dolan are the trustees of the Charles F. Dolan Children Trust FBO James L. Dolan and have the shared power to vote and dispose of the shares held by the trust.
(24)	Corby Dolan Leinauer and Mary S. Dolan are the trustees of the Charles F. Dolan 2009 Family Trust FBO James L. Dolan and have the shared power to vote and dispose of the shares held by the trust.
(25)	Corby Dolan Leinauer and Mary S. Dolan are the trustees of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan and have the shared power to vote and dispose of the shares held by the trust.
(26)	Corby Dolan Leinauer and Mary S. Dolan are the trustees of the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and have the shared power to vote and dispose of the shares held by the trust.
(27)

Corby Dolan Leinauer and Mary S. Dolan are the trustees of the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber and have the shared power to vote and dispose of the shares held by the trust.

(28)

Corby Dolan Leinauer and Mary S. Dolan are the trustees of the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney and have the shared power to vote and dispose of the shares held by the trust.

(29)	Charles P. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,094 shares of Class A Common Stock.
(30)	Ryan T. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 435 shares of Class A Common Stock.
(31)	Quentin F. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 308 shares of Class A Common Stock.
(32)	Includes 62,551 time based options exercisable within 60 days of March 20, 2020 by Mr. Lustgarten.
(33)

SLP Investment Holdco, L.P. (“SLP Holdco”), SLP Investment Holdings, L.L.C., Silver Lake Technology Associates IV, L.P., SLTA IV (GP), L.L.C., Silver Lake Group, L.L.C., Silver Lake Partners V DE (AIV) Marquee, L.P. (“SLP V Marquee”), Silver Lake Technology Investors V DE (AIV) Marquee, L.P. (“SLTI V Marquee”), Silver Lake Technology Associates V Marquee, L.P., SLTA V (GP) Marquee, L.L.C., and SLP Marquee Investor, L.L.C. (together, the “Silver Lake Entities”) beneficially owned, in the aggregate, 1,865,862 shares of Class A Common Stock based upon information included in a Schedule 13D (Amendment No. 3) filed by the Silver Lake entities with the SEC on December 26, 2018. The 1,865,862 shares of Class A Common Stock beneficially owned by the Silver Lake Entities includes (i) 939,996 shares of Class A Common Stock held by SLP Holdco, (ii) 912,811 shares of Class A Common Stock held by SLP V Marquee and (iii) 13,055 shares of Class A Common Stock held by SLTI V Marquee. SLP Holdco has shared voting power over 939,996 shares of Class A Common Stock, and shared dispositive power over 939,996 shares of Class A Common Stock. SLP V Marquee has shared voting power over 912,811 shares of Class A Common Stock, and shared dispositive power over 912,811 shares of Class A Common Stock. SLTI V Marquee has shared voting power over 13,055 shares of Class A Common Stock, and shared dispositive power over 13,055 shares of Class A Common Stock.

(34)

Based upon a Schedule 13G (Amendment No. 4) filed with the SEC on February 12, 2020, The Vanguard Group (“Vanguard”) beneficially owns 1,617,667 shares of Class A Common Stock. Vanguard has sole voting power over 8,924 shares of Class A Common Stock, shared voting power over 3,871 shares of Class A Common Stock, sole dispositive power over 1,606,754 shares of Class A Common Stock and shared dispositive power over 10,913 shares of Class A Common Stock.

(35)

Based upon a Schedule 13D filed with the SEC on October 19, 2015, certain operating subsidiaries of GAMCO Investors, Inc. beneficially hold, or exercise investment discretion over various institutional accounts which would hold, an aggregate of 1,386,548 shares of Class A Common Stock. Mario J. Gabelli who directly or indirectly controls, or for which he acts as Chief Investment Officer of all the GAMCO filing entities, is deemed to have beneficial ownership of the shares of Class A Common Stock held by such entities.

(36)

Based upon a Schedule 13G filed with the SEC on February 7, 2020, BlackRock, Inc. (“BlackRock”) beneficially owns 1,096,383 shares of Class A Common Stock. BlackRock has sole voting power over 1,017,627 shares of Class A Common Stock and sole dispositive power over 1,096,383 shares of Class A Common Stock.

See “Risk Factors — We are Controlled by the Dolan Family” for more information regarding how the Company will be controlled by the Dolan Family Group following the Distribution, including a description of the Stockholders Agreement that the Dolan Family Group is expected to enter into relating, among other things, to the voting of its shares of our Class B Common Stock. See also “Shares Eligible for Future Sale — Registration Rights Agreements” and “Certain Relationships and Related Party Transactions — Dolan Family Arrangements — Standstill Agreement” for descriptions of the agreements that the Company will enter into with members of the Dolan Family Group regarding our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our Class A Common Stock in the public market could adversely affect the prevailing market price for such stock. Upon completion of the Distribution, we will have outstanding an aggregate of approximately [●] million shares of our Class A Common Stock and [●] million shares of our Class B Common Stock based upon the shares of MSG common stock outstanding on [●], 2020, excluding treasury stock and assuming no exercise of outstanding options. All of the shares of Class A Common Stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration or in compliance with Rule 144 under the Securities Act which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our Employee Stock Plan.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares of Class A Common Stock that does not exceed the greater of:

•	one percent of the number of shares of our Class A Common Stock then outstanding; or

•	the average weekly trading volume of our Class A Common Stock on NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain holding period requirements, manner of sale provisions and notice requirements and to the availability of current public information about us.

Employee Stock Awards

As described under “Executive Compensation — Treatment of Outstanding Awards,” in connection with the Distribution we will issue under our Employee Stock Plan options with respect to approximately [●] shares of our Class A Common Stock, approximately [●] restricted stock units and approximately [●] performance stock units (at the target level of performance) in respect of previously outstanding awards by MSG. In addition, we anticipate making other equity-based awards to our employees in the future. We currently expect to file a registration statement under the Securities Act to register shares to be issued under our Employee Stock Plan, including the options, restricted stock units and performance stock units that were granted in connection with the Distribution. Shares covered by such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Non-Employee Director Stock Awards

We also currently expect to file a registration statement under the Securities Act to register shares to be issued under our Director Stock Plan, including approximately [●] shares of the Company’s Class A Common Stock in connection with MSG’s restricted stock units, in each case held by MSG directors. These units will be granted, issued and fully vested as of the Distribution date. Shares covered by such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Registration Rights Agreements

Charles F. Dolan, all other holders of Class B Common Stock (other than the Charles F. Dolan Children Trusts), the Dolan Children’s Foundation and the Dolan Family Foundation (collectively, the “Dolan Parties”) will enter into the Dolan Registration Rights Agreement with the Company, which will become effective upon consummation of the Distribution. Under this agreement, the Company will provide the Dolan Parties (and, in certain cases, transferees and pledgees of shares of Class B Common Stock owned by these parties) with certain demand and piggy-back registration rights with respect to their shares of Class A Common Stock (including those issued upon conversion of shares of Class B Common Stock). The Dolan Parties are expected to receive [●] shares of our Class B Common Stock in the Distribution, which are expected to represent approximately [●]% of our Class B Common Stock as well as approximately [●] shares of Class A Common Stock, which are expected to represent less than [●]% of our Class A Common Stock. Such shares of Class B Common Stock and Class A Common Stock, collectively, are expected to represent approximately [●]% of our common stock and [●]% of the aggregate voting power of our common stock.

The Charles F. Dolan Children Trusts (the “Dolan Children Trusts”) and the Company will enter into the Children Trusts Registration Rights Agreement, which will become effective upon consummation of the Distribution. Under this agreement, the Company will provide the Dolan Children Trusts (and, in certain cases, transferees and pledgees of shares of Class B Common Stock owned by these parties) with certain demand and piggy-back registration rights with respect to their shares of Class A Common Stock (including those issued upon conversion of shares of Class B Common Stock). The Dolan Children Trusts are expected to receive Class B Common Stock in the Distribution (the “Children Trust Shares”), which are expected to represent approximately [●]% of our Class B Common Stock, as well as approximately [●] shares of Class A Common Stock, which are expected to represent less than [●]% of our Class A Common Stock. Such shares of Class B Common Stock and Class A Common Stock, collectively, are expected to represent approximately [●]% of our common stock and [●]% of the aggregate voting power of our common stock.

In the Children Trusts Registration Rights Agreement, each Dolan Children Trust will agree that in the case of any sale or disposition of its shares of Class B Common Stock by such Dolan Children Trust, or of any of the Children Trust Shares by any other Dolan family interest to which such shares of Class B Common Stock are transferred, such stock will be converted to Class A Common Stock. This conversion requirement will not apply to sales or dispositions of Class B Common Stock to Charles F. Dolan or other Dolan family interests. The Dolan Registration Rights Agreement will not include a comparable conversion obligation, and the conversion obligation in the Children Trusts Registration Rights Agreement will not apply to the Class B Common Stock received by the Dolan Parties in the Distribution.

The Dolan Registration Rights Agreement and the Children Trusts Registration Rights Agreement will be filed prior to the Distribution as exhibits to the registration statement, of which this information statement forms a part, that we have filed with the SEC, and the foregoing discussion of those agreements is qualified in its entirety by reference to those agreements that will be filed prior to the Distribution.

DESCRIPTION OF CAPITAL STOCK

We are currently authorized to issue 1,000 shares of common stock. Prior to the Distribution we will amend our certificate of incorporation to provide authorization for us to issue [●] shares of capital stock, of which [●] shares will be Class A Common Stock, par value $0.01 per share, [●] shares will be Class B Common Stock, par value $.01 per share, and [●] shares will be preferred stock, par value $.01 per share. The amended and restated certificate of incorporation will provide that our common stock and preferred stock will have the rights described below.

Class A Common Stock and Class B Common Stock

All shares of our common stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

Voting

Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to 10 votes per share. All actions submitted to a vote of stockholders are voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class, except for the election of directors and as otherwise set forth below. With respect to the election of directors, holders of Class A Common Stock will vote together as a separate class and be entitled to elect 25% of the total number of directors constituting the whole Board of Directors and, if such 25% is not a whole number, then the holders of Class A Common Stock, voting together as a separate class, will be entitled to elect the nearest higher whole number of directors that is at least 25% of the total number of directors. Holders of Class B Common Stock, voting together as a separate class, will be entitled to elect the remaining directors.

If, however, on the record date for any stockholders meeting at which directors are to be elected, the number of outstanding shares of Class A Common Stock is less than 10% of the total number of outstanding shares of both classes of common stock, the holders of Class A Common Stock and Class B Common Stock will vote together as a single class with respect to the election of directors and the holders of Class A Common Stock will not have the right to elect 25% of the total number of directors but will have one vote per share for all directors and the holders of Class B Common Stock will have 10 votes per share for all directors. (On the date of the Distribution, we anticipate that the number of outstanding shares of Class A Common Stock will represent approximately [●]% of the total number of outstanding shares of both classes of common stock.)

If, on the record date for notice of any stockholders meeting at which directors are to be elected, the number of outstanding shares of Class B Common Stock is less than 12 1/2% of the total number of outstanding shares of both classes of common stock, then the holders of Class A Common Stock, voting as a separate class, would continue to elect a number of directors equal to 25% of the total number of directors constituting the whole Board of Directors and, in addition, would vote together with the holders of Class B Common Stock, as a single class, to elect the remaining directors to be elected at such meeting, with the holders of Class A Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to 10 votes per share.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock, voting separately as a class, is required for the authorization or issuance of any additional shares of Class B Common Stock and for any amendment, alteration or repeal of any provisions of our amended and restated certificate of incorporation which would affect adversely the powers, preferences or rights of the Class B Common Stock. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the majority of the common stock. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Advance Notification of Stockholder Nominations and Proposals

Our amended by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors. In particular, stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our amended by-laws. To be timely, the notice must be received by our corporate secretary not less than 60 or more than 90 days prior to the date of the stockholders’ meeting, provided that if the date of the meeting is publicly announced or disclosed less than 70 days prior to the date of the meeting, the notice must be given not more than 10 days after such date is first announced or disclosed.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that, except as otherwise provided as to any series of preferred stock in the terms of that series, no action of stockholders required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting of stockholders, without prior notice and without a vote, and the power of the stockholders to consent in writing to the taking of any action without a meeting is specifically denied.

Conversions

The Class A Common Stock has no conversion rights. The Class B Common Stock is convertible into Class A Common Stock in whole or in part at any time and from time to time on the basis of one share of Class A Common Stock for each share of Class B Common Stock. In the case of any sale or disposition of Class B Common Stock by a Dolan Children Trust, or of any Children Trust Shares by any other Dolan family interest to which such shares have been transferred, such stock must be converted to Class A Common Stock on a one-for-one basis. This conversion requirement will not apply to sales or dispositions of Class B Common Stock to Charles F. Dolan or other Dolan family interests. Any conversion of Class B Common Stock into Class A Common Stock would result in the issuance of additional shares of Class A Common Stock. As a result of any such conversion, existing Class A Common Stockholders would own the same percentage of the outstanding Common Stock but a smaller percentage of the total number of shares of issued and outstanding Class A Common Stock. Additionally, the conversion of shares of Class B Common Stock, which are entitled to 10 votes per share, into shares of Class A Common Stock, which are entitled to one vote per share, would increase the voting power of Class A Common Stockholders with respect to all actions that are voted on by holders of Class A Common Stock and Class B Common Stock as a single class; however, the Class B Common Stockholders, voting as a separate class, would continue to have the right to elect up to 75% of our Board of Directors unless and until the Class B Common Stock represented less than 12 1/2% of the outstanding Common Stock and, when both classes vote together as one class, would continue to represent a majority of the outstanding voting power of the Common Stock unless and until the Class B Common Stock represented less than approximately 9.1% of the outstanding Common Stock. See “Description of Capital Stock — Class A Common Stock and Class B Common Stock —Voting” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters — Beneficial Ownership of Stock.”

Dividends

Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends equally on a per-share basis if and when such dividends are declared by the Board of Directors from funds legally available therefor. No dividend may be declared or paid in cash or property or shares of either Class A Common Stock or Class B Common Stock unless the same dividend is paid simultaneously on each share of the other class of common stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same dividend on a percentage basis (payable in shares of or securities convertible to shares of Class A Common Stock and other securities of us or any other person) as holders of Class B Common Stock receive (payable in shares of or securities convertible into shares of Class A Common Stock, shares of or securities convertible into shares of Class B Common Stock and other securities of us or any other person). The distribution of shares or other securities of the Company or any other person to common stockholders is permitted to differ to the extent that the common stock differs as to voting rights and rights in connection to certain dividends.

Liquidation

Holders of Class A Common Stock and Class B Common Stock share with each other on a ratable basis as a single class in the net assets available for distribution in respect of Class A Common Stock and Class B Common Stock in the event of a liquidation.

Other Terms

Neither the Class A Common Stock nor the Class B Common Stock may be subdivided, consolidated, reclassified or otherwise changed, except as expressly provided in our amended and restated certificate of incorporation, unless the other class of common stock is subdivided, consolidated, reclassified or otherwise changed at the same time, in the same proportion and in the same manner.

In any merger, consolidation or business combination the consideration to be received per share by holders of either Class A Common Stock or Class B Common Stock must be identical to that received by holders of the other class of common stock, except that in any such transaction in which shares of capital stock are distributed, such shares may differ as to voting rights only to the extent that voting rights now differ between Class A Common Stock and Class B Common Stock.

Transfer Agent

The transfer and distribution agent and registrar for the Class A Common Stock is EQ Shareowner Services.

Preferred Stock

Under our amended and restated certificate of incorporation, our Board of Directors will be authorized, without further stockholder action, to provide for the issuance of up to [●] shares of preferred stock in one or more series. The powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the preferred stock of each series will be fixed or designated by the Board of Directors pursuant to a certificate of designations. There will be no shares of our preferred stock outstanding at the time of the Distribution. Any issuance of preferred stock may adversely affect the rights of holders of our common stock and may render more difficult certain unsolicited or hostile attempts to take over the Company.

Certain Corporate Opportunities and Conflicts

Our amended and restated certificate of incorporation will recognize that Overlap Persons may serve as directors, officers, employees, and agents of an Other Entity and will provide that if a director or officer of the Company who is an Overlap Person is presented or offered, or otherwise acquires knowledge of, a potential transaction or matter that may constitute or present a business opportunity for the Company or any of its subsidiaries, in which the Company could have an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a “Potential Business Opportunity”), (i) such Overlap Person will, to the fullest extent permitted by law, have no duty or obligation to refrain from referring such Potential Business Opportunity to any Other Entity and, if such director or officer refers such Potential Business Opportunity to an Other Entity, such Overlap Person shall have no duty or obligation to refer such Potential Business Opportunity to the Company or to give any notice to the Company regarding such Potential Business Opportunity (or any matter related thereto), (ii) if such Overlap Person refers a Potential Business Opportunity to an Other Entity, such Overlap Person, to the fullest extent permitted by law, will not be liable to the Company as a director, officer, stockholder or otherwise, for any failure to refer such Potential Business Opportunity to the Company, or for referring such Potential Business Opportunity to any Other Entity, or for any failure to give any notice to the Company regarding such Potential Business Opportunity or any matter relating thereto, (iii) any Other Entity may participate, engage or invest in any such Potential Business Opportunity notwithstanding that such Potential Business Opportunity may have been referred to such Other Entity by an Overlap Person, and (iv) if a director or officer who is an Overlap Person refers a Potential Business Opportunity to an Other Entity, then, as between the Company, on the one hand, and such Other Entity, on the other hand, the Company shall be deemed to have renounced any interest, expectancy or right in or to such Potential Business Opportunity or to receive any income or proceeds derived therefrom solely as a result of such Overlap Person having been presented or offered, or otherwise acquiring knowledge of, such Potential Business Opportunity, unless in each case referred to in clause (i), (ii), (iii) or (iv), such Potential Business Opportunity is considered a “Restricted Potential Business Opportunity” as defined in our amended and restated certificate of incorporation. In our amended and restated certificate of incorporation, the Company has renounced to the fullest extent permitted by law, any interest or expectancy in any Potential Business Opportunity that is not a Restricted Potential Business Opportunity. In the event that the Company’s Board of Directors declines to pursue a Restricted Potential Business Opportunity, Overlap Persons are free to refer such Restricted Potential Business Opportunity to an Other Entity.

Our amended and restated certificate of incorporation will provide that no contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) entered into between the Company and/or any of its subsidiaries, on the one hand, and an Other Entity, on the other hand, before the Company ceased to be an indirect, wholly owned subsidiary of MSG shall be void or voidable or be considered unfair to the Company or any of its subsidiaries solely because an Other Entity is a party thereto, or because any directors, officers or employees of an Other Entity were present at or participated in any meeting of the Board of Directors, or a committee thereof, of the Company that authorized the contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof), or because his, her or their votes were counted for such purpose. The Company may from time to time enter into and perform, and cause or permit any of its subsidiaries to enter into and perform, one or more contracts, agreements, arrangements or transactions (or amendments, modifications or supplements thereto) with an Other Entity. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction (nor any such amendments, modifications or supplements), nor the performance thereof by the Company or an Other Entity, shall be considered contrary to any fiduciary duty owed to the Company (or to any stockholder of the Company) by any director or officer of the Company who is an Overlap Person. To the fullest extent permitted by law, no director or officer of the Company who is an Overlap Person thereof shall have or be under any fiduciary duty to the Company (or to any stockholder of the Company) to refrain from acting on behalf of the Company or an Other Entity in respect of any such contract, agreement, arrangement or transaction or performing any such contract, agreement, arrangement or transaction in accordance with its terms and each such director or officer of the Company who is an Overlap Person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and shall be deemed not to have breached his or her duties of loyalty to the Company (or to any stockholders of the Company) and not to have derived an improper personal benefit therefrom.

No alteration, amendment or repeal of, or adoption of any provision inconsistent with the foregoing provisions will have any effect upon: (a) any agreement between the Company or a subsidiary thereof and any Other Entity, that was entered into before the time of such alteration, amendment or repeal or adoption of any such inconsistent provision (the “Amendment Time”), or any transaction entered into in connection with the performance of any such agreement, whether such transaction is entered into before or after the Amendment Time; (b) any transaction entered into between the Company or a subsidiary thereof and any Other Entity, before the Amendment Time; (c) the allocation of any business opportunity between the Company or any subsidiary thereof and any Other Entity before the Amendment Time; or (d) any duty or obligation owed by any director or officer of the Company or any subsidiary of the Company (or the absence of any such duty or obligation) with respect to any Potential Business Opportunity which such director or officer was offered, or of which such director or officer otherwise became aware, before the Amendment Time (regardless of whether any proceeding relating to any of the above is commenced before or after the Amendment Time).

Section 203 of the Delaware General Corporation Law

Section 203 of the General Corporation Law of the State of Delaware prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the Company’s Board of Directors; (2) the interested stockholder acquired at least 85% of the aggregate voting power of the Company in the transaction in which the stockholder became an interested stockholder; or (3) the business combination is approved by a majority of the Board of Directors and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the Company’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. Our amended and restated certificate of incorporation will not contain such an election. However, we expect our Board of Directors to exercise its right under Section 203 to approve the acquisition of our common stock in the Distribution by members of the Dolan Family Group. This will have the effect of making Section 203 inapplicable to transactions between the Company and current and future members of the Dolan Family Group.

Limitation on Personal Liability

We have provided, consistent with the Delaware General Corporation Law, in our certificate of incorporation that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Neither the amendment nor repeal of such provision will adversely affect any right or protection of a person that exists at the time of such amendment or repeal.

INDEMNIFICATION

OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any current or former director, officer or employee or other individual against expenses, judgments, fines and amounts paid in settlement in connection with civil, criminal, administrative or investigative actions or proceedings, other than a derivative action by or in the right of the corporation, if the director, officer, employee or other individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented, or by any successor thereto, the Company will indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section. Such right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The right to indemnification provided under the certificate of incorporation is not exclusive of any other rights to which a person seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. The amended and restated certificate of incorporation also provides that no amendment, modification or repeal of the indemnification provision shall adversely affect any right or protection of a person that exists at the time of such amendment, modification or repeal.

Prior to the Distribution, we expect to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will provide that we will, to the fullest extent permitted by Delaware law, and subject to the terms and conditions of each indemnification agreement, indemnify each director and executive officer against certain types of liabilities and pay or reimburse certain expenses if the director or executive officer is involved in any manner (including as a party or witness) in certain types of proceedings by reason of the fact of such person’s service as a director, officer, partner, trustee, fiduciary, manager or employee of the Company or of any other corporation, limited liability company, public limited company, partnership, joint venture, trust, employee benefit plan, fund or other enterprise (a) that is affiliated with the Company or (b) at the written request of the Board, a Board committee, the Executive Chairman or the Chief Executive Officer of the Company.

The Distribution Agreement between us and MSG provides for indemnification by us of MSG and its directors, officers and employees and by MSG of us and our directors, officers and employees for some liabilities, including liabilities under the Securities Act and the Exchange Act. The amount of these indemnity obligations is unlimited.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement, of which this information statement forms a part, under the Exchange Act and the rules and regulations promulgated under the Exchange Act with respect to the shares of our Class A Common Stock being distributed to MSG stockholders in the Distribution. This information statement does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made hereby. Statements in this information statement as to the contents of any contract, agreement or other document are qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our Class A Common Stock, we refer you to the registration statement, of which this information statement forms a part, including the exhibits and the schedules filed as a part of it.

We intend to furnish the holders of our Class A Common Stock with annual reports and proxy statements containing financial statements audited by an independent public accounting firm and file with the SEC quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

The registration statement, of which this information statement forms a part, and its exhibits and schedules, and other documents which we file with the SEC can be inspected and copied at, and copies can be obtained from, the SEC’s public reference room. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You can also obtain reports, proxy statements and other information about us at the NYSE’s website at http://www.nyse.com.

Information that we file with the SEC after the date of this information statement may supersede the information in this information statement. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

INDEX TO COMBINED FINANCIAL STATEMENTS

Page
Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017	F-2
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of June 30, 2019 and 2018	F-3
Combined Statements of Operations for the years ended June 30, 2019, 2018 and 2017	F-4
Combined Statements of Comprehensive Income (Loss) for the years ended June 30, 2019, 2018 and 2017	F-5
Combined Statements of Cash Flows for the years ended June 30, 2019, 2018 and 2017	F-6
Combined Statements of Divisional Equity and Redeemable Noncontrolling Interests for the years ended June 30, 2019, 2018 and 2017	F-8
Notes to Combined Financial Statements	F-9
Schedule II Valuation and Qualifying Accounts	F-65
Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 (Unaudited)	F-66
Combined Balance Sheets as of December 31, 2019 (unaudited) and June 30, 2019	F-66
Combined Statements of Operations for the six months ended December 31, 2019 and 2018 (unaudited)	F-67
Combined Statements of Comprehensive Income (Loss) for the six months ended December 31, 2019 and 2018 (unaudited)	F-68
Combined Statements of Cash Flows for the six months ended December 31, 2019 and 2018 (unaudited)	F-69
Combined Statements of Divisional Equity and Redeemable Noncontrolling Interests for the six months ended December 31, 2019 and 2018 (unaudited)	F-71
Notes to Combined Financial Statements (unaudited)	F-72

COMBINED FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND 2018

AND FOR THE THREE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

MSG Entertainment Spinco, Inc.:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of MSG Entertainment Spinco, Inc. (the entertainment business of The Madison Square Garden Company) (the Company) as of June 30, 2019 and 2018, the related combined statements of operations, comprehensive income (loss), divisional equity and redeemable noncontrolling interests, and cash flows for each of the years in the three-year period ended June 30, 2019, and the related notes and financial statement schedule II (collectively, the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2019, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As described in Note 2 to the combined financial statements, the Company has changed its method of accounting for revenue recognition effective July 1, 2018 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

New York, New York

December 2, 2019

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

COMBINED BALANCE SHEETS AS OF JUNE 30, 2019 AND 2018

(in thousands)

	June 30,
	2019	2018
ASSETS
Current Assets:
Cash and cash equivalents	$1,082,055	$1,225,645
Restricted cash	10,010	6,711
Short-term investments	108,416	—
Accounts receivable, net	81,044	81,864
Net related party receivables	1,722	559
Prepaid expenses	24,067	11,668
Other current assets	39,430	26,901

Total current assets	1,346,744	1,353,348
Investments and loans to nonconsolidated affiliates	84,560	209,951
Property and equipment, net	1,349,122	1,225,007
Amortizable intangible assets, net	214,391	232,526
Indefinite-lived intangible assets	65,421	65,421
Goodwill	165,558	165,558
Other assets	89,963	35,960

Total assets	$3,315,759	$3,287,771

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND DIVISIONAL EQUITY
Current Liabilities:
Accounts payable	$23,974	$28,285
Net related party payables	18,911	13,533
Current portion of long-term debt, net of deferred financing costs	6,042	4,365
Accrued liabilities:
Employee related costs	82,411	70,220
Other accrued liabilities	88,614	61,609
Collections due to promoters	67,212	89,513
Deferred revenue	186,883	216,338

Total current liabilities	474,047	483,863
Related party payables, noncurrent	172	—
Long-term debt, net of deferred financing costs	48,556	101,335
Defined benefit and other postretirement obligations	41,318	49,240
Other employee related costs	15,703	14,145
Deferred tax liabilities, net	22,973	23,345
Other liabilities	59,525	49,541

Total liabilities	662,294	721,469

Commitments and contingencies (see Note 8)
Redeemable noncontrolling interests	67,627	76,684
Company Divisional Equity:
MSG Investment	2,618,971	2,525,031
Accumulated other comprehensive loss	(46,923)	(46,918)

Total Company divisional equity	2,572,048	2,478,113
Nonredeemable noncontrolling interests	13,790	11,505

Total Divisional equity	2,585,838	2,489,618

Total liabilities, redeemable noncontrolling interests and divisional equity	$3,315,759	$3,287,771

See accompanying notes to combined financial statements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

(in thousands)

	Years Ended June 30,
	2019	2018	2017
Revenues (a)	$1,048,909	$988,990	$711,022

Operating expenses:
Direct operating expenses (b)	670,641	635,218	517,078
Selling, general and administrative expenses (c)	314,522	272,996	194,281
Depreciation and amortization	109,343	112,058	98,069

Operating loss	(45,597)	(31,282)	(98,406)

Other income (expense):
Earnings (loss) in equity method investments	7,062	(3,758)	(30,132)
Interest income (d)	30,163	21,348	11,757
Interest expense	(15,262)	(12,150)	(1,926)
Miscellaneous expense, net (e)	(6,061)	(3,101)	(1,715)

	15,902	2,339	(22,016)

Loss from operations before income taxes	(29,695)	(28,943)	(120,422)
Income tax benefit (expense)	(443)	30,830	7,811

Net income (loss)	(30,138)	1,887	(112,611)
Less: Net loss attributable to redeemable noncontrolling interests	(7,299)	(628)	(4,370)
Less: Net income (loss) attributable to nonredeemable noncontrolling interests	(4,945)	(4,383)	304

Net income (loss) attributable to the Company	$(17,894)	$6,898	$(108,545)

(a)	Include revenues from related parties of $18,259, $16,187 and $16,238 for the years ended June 30, 2019, 2018 and 2017, respectively.
(b)	Include net charges from related parties of $94,014, $89,656 and $71,655 for the years ended June 30, 2019, 2018 and 2017, respectively.
(c)	Include net charges to related parties of $(119,666), $(111,553) and $(113,619) for the years ended June 30, 2019, 2018 and 2017, respectively.
(d)	Interest income includes interest income from nonconsolidated affiliates of $3,105, $5,696 and $4,157 for the years ended June 30, 2019, 2018 and 2017, respectively.
(e)	Miscellaneous expense, net includes charges to related parties of $(451), $(777) and $(839) for the years ended June 30, 2019, 2018 and 2017, respectively.

See accompanying notes to combined financial statements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

(in thousands)

	Years Ended June 30,
	2019		2018		2017
Net income (loss)		$(30,138)		$1,887		$(112,611)

Other comprehensive income (loss), before income taxes:
Pension plans and postretirement plan:
Net unamortized gains (losses) arising during the period	$(2,565)		$(3,415)		$4,027
Amounts reclassified from accumulated other comprehensive loss:
Amortization of net actuarial loss included in net periodic benefit cost	1,286		1,319		1,365
Amortization of net prior service credit included in net periodic benefit cost	(7)		(37)		(48)
Settlement loss	52	(1,234)	87	(2,046)	—	5,344

Cumulative translation adjustments		(4,341)		(502)		—
Net changes related to available-for-sale securities		—		(12,095)		9,629

Other comprehensive income (loss), before income taxes		(5,575)		(14,643)		14,973
Income tax expense related to items of other comprehensive income		—		—		(6,477)

Other comprehensive income (loss), net of income taxes		(5,575)		(14,643)		8,496

Comprehensive loss		(35,713)		(12,756)		(104,115)
Less: Comprehensive loss attributable to redeemable noncontrolling interests		(7,299)		(628)		(4,370)
Less: Comprehensive income (loss) attributable to nonredeemable noncontrolling interests		(4,945)		(4,383)		304

Comprehensive loss attributable to the Company		$(23,469)		$(7,745)		$(100,049)

See accompanying notes to combined financial statements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

(in thousands)

	Years Ended June 30,
	2019	2018	2017
Cash flows from operating activities:
Net income (loss)	$(30,138)	$1,887	$(112,611)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	109,343	112,058	98,069
Share-based compensation expense	35,401	27,286	22,182
(Earnings) loss in equity method investments, net of income distributions	(6,312)	3,758	30,132
Benefit from deferred income taxes	(371)	(31,270)	(7,811)
Write-off of deferred production costs	—	—	33,629
Purchase accounting adjustments associated with rent-related intangibles and deferred rent	4,240	4,628	718
Unrealized loss on equity investment with readily determinable fair value	3,496	—	—
Purchase accounting adjustments associated with amortization of inventory step-up	—	—	8,705
Loss on extinguishment of debt including deferred financing costs	3,977	—	—
Other non-cash adjustments	(582)	(2,006)	(1,309)
Change in assets and liabilities, net of acquisitions:
Accounts receivable, net	(345)	(4,067)	(16,394)
Net related party receivables	(1,163)	2,147	3,073
Prepaid expenses and other assets	(11,325)	20,911	4,318
Accounts payable	(4,311)	5,314	2,016
Net related party payables	5,550	(3,833)	2,101
Accrued and other liabilities	2,790	(29,709)	(62)
Collections due to promoters	(22,301)	17,113	26,523
Deferred revenue	3,775	20,168	3,036

Net cash provided by operating activities	$91,724	$144,385	$96,315

Cash flows from investing activities:
Capital expenditures, net of acquisitions	$(184,002)	$(187,362)	$(41,831)
Purchase of short-term investments	(112,693)	—	—
Payments to acquire available-for-sale securities	—	—	(23,222)
Payments for acquisition of businesses, net of cash acquired	—	(6,107)	(192,095)
Investments and loans to nonconsolidated affiliates	(52,707)	(11,255)	(7,382)
Proceeds from sales of nonconsolidated affiliates	125,750	—	—
Loan repayments received from nonconsolidated affiliates	—	36,600	—
Loan repayment received from subordinated debt	4,765	—	—
Cash received / (paid) for notes receivable	(9,176)	(1,500)	4,475

Net cash used in investing activities	$(228,063)	$(169,624)	$(260,055)

See accompanying notes to combined financial statements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017 (Continued)

(in thousands)

	Years Ended June 30,
	2019	2018	2017
Cash flows from financing activities:
Noncontrolling interest capital contributions	$6,310	$4,000	$—
Distributions to noncontrolling interest holders	(2,186)	(4,124)	—
Loans from noncontrolling interest holders	606	—	—
Proceeds from loan facility	40,000	—	—
Proceeds from revolving credit facility	15,000	—	—
Repayment on long-term debt	(109,312)	(688)	—
Payments for extinguishment of debt	(1,151)	—	—
Payments for financing costs	(1,488)	—	—
Net transfers from MSG and MSG’s subsidiaries	43,600	16,168	(38,625)

Net cash provided by (used in) financing activities	$(8,621)	$15,356	$(38,625)

Effect of exchange rates on cash, cash equivalents and restricted cash	4,669	331	—

Net decrease in cash, cash equivalents and restricted cash	(140,291)	(9,552)	(202,365)
Cash, cash equivalents and restricted cash at beginning of period	1,232,356	1,241,908	1,444,273

Cash, cash equivalents and restricted cash at end of period	$1,092,065	$1,232,356	$1,241,908

Non-cash investing and financing activities:
Investments and loans to nonconsolidated affiliates	$—	$16	$368
Capital expenditures incurred but not yet paid	$31,928	$9,377	$8,556
Tenant improvement paid by landlord	$14,528	$—	$—
Share-based compensation capitalized in property and equipment	$3,946	$—	$—
Accrued earn-out liability and other contingencies	$—	$1,918	$7,900

See accompanying notes to combined financial statements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

COMBINED STATEMENTS OF DIVISIONAL EQUITY

AND REDEEMABLE NONCONTROLLING INTERESTS

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

(in thousands)

	MSG Investment	Accumulated Other Comprehensive Loss	Total Company Divisional Equity	Nonredeemable Noncontrolling Interests	Total Divisional Equity	Redeemable Noncontrolling Interests
Balance as of June 30, 2016	$2,601,622	$(42,611)	$2,559,011	$—	$2,559,011	$—
Net income (loss)	(108,545)	—	(108,545)	304	(108,241)	(4,370)
Other comprehensive income	—	8,496	8,496	—	8,496	—

Comprehensive income (loss)	—	—	(100,049)	304	(99,745)	(4,370)
Net decrease in MSG Investment	(16,544)	—	(16,544)	—	(16,544)	—
Noncontrolling interests from acquisitions	—	—	—	11,394	11,394	85,000

Balance as of June 30, 2017	$2,476,533	$(34,115)	$2,442,418	$11,698	$2,454,116	$80,630
Adoption of ASU No. 2018-02	(1,840)	1,840	—	—	—	—
Net income (loss)	6,898	—	6,898	(4,383)	2,515	(628)
Other comprehensive loss	—	(14,643)	(14,643)	—	(14,643)	—

Comprehensive loss	—	—	(7,745)	(4,383)	(12,128)	(628)
Net increase in MSG Investment	43,440	—	43,440	—	43,440	—
Distributions to noncontrolling interest holders	—	—	—	(806)	(806)	(3,318)
Contributions from noncontrolling interest holders	—	—	—	4,996	4,996	—

Balance as of June 30, 2018	$2,525,031	$(46,918)	$2,478,113	$11,505	$2,489,618	$76,684
Adoption of ASU No. 2016-01	(5,570)	5,570	—	—	—	—
Adoption of ASC Topic 606	33,669	—	33,669	—	33,669	—
Net loss	(17,894)	—	(17,894)	(4,945)	(22,839)	(7,299)
Other comprehensive loss	—	(5,575)	(5,575)	—	(5,575)	—

Comprehensive loss	—	—	(23,469)	(4,945)	(28,414)	(7,299)
Net increase in MSG Investment	82,947	—	82,947	—	82,947	—
Distributions to noncontrolling interest holders	—	—	—	(428)	(428)	(1,758)
Contributions from noncontrolling interest holders	—	—	—	8,446	8,446	—
Adjustments to noncontrolling interests	788	—	788	(788)	—	—

Balance as of June 30, 2019	$2,618,971	$(46,923)	$2,572,048	$13,790	$2,585,838	$67,627

See accompanying notes to combined financial statements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

All amounts included in the following Notes to Combined Financial Statements are presented in thousands, except as otherwise noted.

Note 1. Description of Business and Basis of Presentation

The Proposed Distribution

At a meeting on November 7, 2019, the board of directors of The Madison Square Garden Company (together with its subsidiaries, “MSG”) authorized MSG’s management to proceed with pursuing the separation of the MSG entertainment and bookings business (including sports bookings) from its sports businesses. On November 21, 2019, the newly formed registrant, MSG Entertainment Spinco, Inc. (together with its subsidiaries, “Spinco” or the “Company”), was incorporated in the State of Delaware. The spin-off is expected to be completed through a tax-free pro rata distribution of all the common stock of Spinco (the “Distribution”) to MSG stockholders. Completion of the transaction is subject to various conditions, including final approval by the board of directors of MSG, approvals from the National Basketball Association (“NBA”) and National Hockey League (“NHL”), receipt of a tax opinion from counsel and the filing and effectiveness of the registration statement with the Securities and Exchange Commission (“SEC”). References to “Spinco” or the “Company” include the subsidiaries of MSG that will be subsidiaries of Spinco at the time of the Distribution.

Description of Business

The Company is a leader in live experiences comprised of iconic venues; marquee entertainment content; popular dining and nightlife offerings; and a premier music festival. Utilizing the Company’s powerful brands and live entertainment expertise, the Company delivers unique experiences that set the standard for excellence and innovation while forging deep connections with diverse and passionate audiences. The Company’s portfolio of venues includes: Madison Square Garden (“The Garden”), Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, the Forum in Inglewood, CA and The Chicago Theatre. In addition, the Company is constructing a state-of-the-art venue, MSG Sphere, in Las Vegas and plans to build a second MSG Sphere in London. The Company also includes the original production, the Christmas Spectacular Starring the Radio City Rockettes (“Christmas Spectacular”), as well as Boston Calling Events, LLC (“BCE”), the entertainment production company that owns and operates the Boston Calling Music Festival, and TAO Group Holdings LLC (“Tao Group Hospitality”) a hospitality group with globally recognized entertainment dining and nightlife brands.

The Company operates and reports its financial information as one segment. In making this determination, the Company (i) determines its Chief Operating Decision Maker (“CODM”), (ii) identifies and analyzes potential business components, (iii) identifies its operating segments, and (iv) determines whether there are multiple operating segments requiring presentation as reportable segments. The Company’s decision to report as one segment is based upon the following:

1)	its internal organizational structure;

2)	the manner in which its operations are managed; and

3)	the criteria used by the Company’s Executive Chairman and Chief Executive Officer, its CODM, to evaluate segment performance.

As part of the analysis in determining that the Company operates as one segment, the Company reviews the financial information that is provided to its CODM. While the Company’s CODM reviews total company operating results to assess overall performance and allocate resources, discrete financial information at the business component level is not provided to the CODM on a disaggregated basis. Therefore, the Company presents its financial information as one segment.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The following table presents goods or services by type in accordance with the required entity-wide disclosure requirements per Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Subtopic 280-10-50-38 to 40 and the disaggregation of revenue required disclosures in accordance with ASC Subtopic 606-10-50-5. See Note 3 for additional disaggregation of revenue disclosure based on the timing of transfer of goods or services in connection with the adoption of ASC Topic 606, Revenue from Contracts with Customers.

	Years Ended June 30,
	2019	2018	2017
Revenues
Ticketing and venue license fee revenues (a)	$420,285	$372,574	$340,055
Sponsorship and signage, suite, and advertising commission revenues (b)	265,331	252,007	233,871
Revenues from entertainment dining and nightlife offerings (c)	253,802	242,815	34,332
Food, beverage and merchandise revenues (d)	83,307	101,850	89,393
Others (e)	26,184	19,744	13,371

	$1,048,909	$988,990	$711,022

(a)

Amounts include ticket sales, including other ticket-related revenue, and venue license fees from the Company’s events such as (i) concerts, (ii) the presentations of the Christmas Spectacular, the Boston Calling Music Festival, and , in fiscal year 2017, the New York Spectacular, (iii) other live entertainment and sporting events, and (iv) revenues from the booking agreement with the Wang Theatre, which expired in February 2019. See Note 3 for further discussion related to the Company’s revenues from the sale of tickets and venue license fees.

(b)	See Note 3 for further discussion related to the revenues from sponsorship and signage, suite, and advertising commission from MSG Networks.
(c)	Primarily consists of revenues from (i) entertainment dining and nightlife offerings and venue management agreements.
(d)

In connection with the adoption of ASC Topic 606, Revenue from Contracts with Customers beginning in fiscal year 2019, the Company now applies the principal versus agent revenue recognition on a net basis for certain food, beverage and merchandise sales activities that were historically recorded on a gross basis under the previous accounting guidance. See Note 2 for additional information.

(e)

Revenues for the years ended June 30, 2019 and 2018 include Obscura’s third-party production business since the acquisition date on November 20, 2017. In fiscal year 2019, the Company made a decision to wind down Obscura’s third-party production business to focus those resources on the MSG Sphere development.

Substantially all of the Company’s revenues and assets are attributed to or located in the United States and are primarily concentrated in the New York City metropolitan area.

Basis of Presentation

The combined financial statements of the Company (the “combined financial statements”) were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of MSG. These financial statements reflect the combined historical results of operations, financial position and cash flows of the Company in accordance with U.S. generally accepted accounting principles (“GAAP”) and SEC Staff Accounting Bulletin Topic 1-B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification, also referred to as the “Codification” or “ASC.”

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Historically, separate financial statements have not been prepared for the Company and it has not operated as a stand-alone business from MSG. The combined financial statements include certain assets and liabilities that have historically been held by MSG or by other MSG subsidiaries but are specifically identifiable or otherwise attributable to the Company. All significant intercompany transactions between MSG and the Company have been included as components of MSG investment in the combined financial statements, as they are to be considered effectively settled upon effectiveness of the Distribution. The combined financial statements are presented as if the Spinco businesses had been combined for all periods presented. The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as immediately prior to the Distribution all of the assets and liabilities presented are wholly owned by MSG and are being transferred to Spinco at a carry-over basis.

The combined statements of operations include allocations for certain support functions that are provided on a centralized basis and not historically recorded at the business unit level by MSG, such as expenses related to executive management, finance, legal, human resources, government affairs, information technology, and venue operations among others. As part of the Distribution, certain corporate and operational support functions are being transferred to Spinco and therefore, charges were reflected in order to properly burden all business units comprising MSG’s historical operations. These expenses have been allocated to MSG on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of combined revenues, headcount or other measures of Spinco or MSG, which is recorded as a reduction of either direct operating expenses or selling, general and administrative expense. In addition, certain of Spinco’s revenue contracts with its customers contain performance obligations that are fulfilled by both Spinco and MSG for suite license, sponsorship and venue signage arrangements. Revenue sharing expenses attributable to MSG have primarily been recorded on the basis of specific identification where possible, with the remainder allocated proportionately as a component of direct operating expenses within the combined statements of operations. See Note 3 for more information regarding the Company’s policy for recognition of suites, sponsorship and venue signage revenues.

Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses, are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred by the Company and may not reflect its combined results of operations, financial position and cash flows had it been a stand-alone company during the periods presented. Actual costs that would have been incurred if Spinco had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The Company is unable to quantify the amounts that it would have recorded during the historical periods on a stand-alone basis as it is not practicable to do so. See Note 13 for more information regarding allocations of certain costs from the Company to MSG.

MSG uses a centralized approach to cash management and financing of operations. Cash is managed centrally with net earnings reinvested and working capital requirements met from existing liquid funds. The Company and MSG’s cash was available for use and was regularly “swept” historically. Most of the cash and cash equivalents held at the corporate level by MSG were attributed to Spinco for each of the periods presented, as such cash was held in accounts legally owned by Spinco. Therefore, such amounts were attributed to the combined balance sheets for each period presented. Transfers of cash both to and from MSG are included as components of MSG investment on the combined statements of divisional equity.

MSG’s net investment in the Company has been presented as a component of divisional equity in the combined financial statements. Distributions made by MSG to the Company or to MSG from the Company are recorded as transfers to and from MSG, and the net amount is presented on the combined statements of cash flows as “Net transfers to/from MSG and MSG’s subsidiaries.”

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies

Principles of Combination

The Company reports on a fiscal year basis ending on June 30th. In these combined financial statements, the years ended on June 30, 2019, 2018, and 2017 are referred to as “fiscal year 2019”, “fiscal year 2018”, and “fiscal year 2017”, respectively. The combined financial statements of the Company include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to Spinco. All intracompany accounts within Spinco combined businesses have been eliminated. All significant intercompany transactions between Spinco and MSG have been included in these combined financial statements as components of MSG investment. Expenses related to corporate allocations from Spinco to MSG prior to the Distribution, are considered to be effectively settled in the combined financial statements at the time the transaction is recorded, with the offset recorded against MSG investment.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, investments, goodwill, intangible assets, other long-lived assets, tax accruals and other liabilities. In addition, estimates are used in revenue recognition, income tax expense, performance and share-based compensation, depreciation and amortization, litigation matters and other matters, as well as in the valuation of contingent consideration and noncontrolling interests resulting from business combination transactions. Management believes its use of estimates in the financial statements to be reasonable.

Management evaluates its estimates on an ongoing basis using historical experience and other factors, including the general economic environment and actions it may take in the future. The Company adjusts such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management’s best judgment at a point in time and as such these estimates may ultimately differ from actual results. Changes in estimates resulting from weakness in the economic environment or other factors beyond the Company’s control could be material and would be reflected in the Company’s financial statements in future periods.

Business Combinations and Noncontrolling Interests

The acquisition method of accounting for business combinations requires management to use significant estimates and assumptions, including fair value estimates, as of the business combination date and to refine those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which the Company is allowed to adjust the provisional amounts recognized for a business combination).

Under the acquisition method of accounting, the Company recognizes separately from goodwill the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree, generally at the acquisition date fair value. The Company measures goodwill as of the acquisition date as the excess of consideration transferred, which is also measured at fair value if the consideration is non-cash, over the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed. Costs that the Company incurs to complete a business combination such as investment banking, legal and other professional fees are not considered part of consideration and the Company charges these costs to selling, general and administrative expense as they are incurred. In addition, the Company recognizes measurement-period adjustments in the period in which the amount is determined, including the effect on earnings of any amounts the Company would have recorded in previous periods if the accounting had been completed at the acquisition date.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Interests held by third parties in the Company’s majority-owned subsidiaries are presented as noncontrolling interests, which represent the noncontrolling stockholders’ interests in the underlying net assets of the Company’s majority-owned subsidiaries. Noncontrolling interests that are not redeemable are reported in the equity section of the combined balance sheets. Noncontrolling interests, where the Company may be required to repurchase under put options or other contractual redemption requirements that are not solely within the Company’s control, are reported in the combined balance sheets between liabilities and equity, as redeemable noncontrolling interests.

In July 2016, the Company acquired a controlling interest in BCE. In accordance with FASB ASC Topic 805, Business Combinations (“ASC Topic 805”), and ASC Topic 810, Consolidation (“ASC Topic 810”), the financial position of BCE has been included in the Company’s combined balance sheets as of June 30, 2019 and 2018. In addition, the results of operations for BCE have been included in the Company’s combined results of operations from the date of acquisition. The relevant amounts attributable to investors other than the Company are reflected under “Nonredeemable noncontrolling interests,” “Net income (loss) attributable to nonredeemable noncontrolling interests” and “Comprehensive income (loss) attributable to nonredeemable noncontrolling interests” on the accompanying combined balance sheets, combined statements of operations and combined statements of comprehensive income (loss), respectively.

On January 31, 2017, the Company acquired a controlling interest in Tao Group Hospitality. In accordance with ASC Topic 805 and ASC Topic 810, the financial position of Tao Group Hospitality has been included in the Company’s combined balance sheet as of June 30, 2019 and 2018. The financial statements of Tao Group Hospitality are not available within the time constraints the Company requires to ensure the financial accuracy of the operating results. Therefore, the Company records Tao Group Hospitality’s operating results in its combined statements of operations on a three-month lag basis. Any specific events having significant financial impact that occur during the lag period are included in the Company’s current period results. Tao Group Hospitality reports on a fiscal year reflecting the retail-based calendar (containing 4-4-5 week calendar quarters). Accordingly, the Company’s results of operations for the years ended June 30, 2019, 2018 and 2017 include Tao Group Hospitality’s operating results from April 2, 2018 to March 31, 2019 (a 52-week year), March 27, 2017 to April 1, 2018 (a 53-week year) and February 1, 2017 to March 26, 2017, respectively. In addition, the Company’s combined balance sheets as of June 30, 2019 and 2018 reflect the financial position of Tao Group Hospitality as of March 31, 2019 and April 1, 2018, respectively. With the exception of the balances and activities pertaining to the Tao Group Hospitality’s credit agreements entered into in May 2019, which are recorded as of June 30, 2019, as well as cash distributions, all other disclosures related to Tao Group Hospitality’s financial position are therefore reported as of March 31, 2019 and April 1, 2018, as applicable. See Note 10 for details regarding Tao Group Hospitality’s credit agreements entered in May 2019.

The Tao Group Hospitality purchase agreement contains a put option to require the Company to purchase the other owners’ equity interests under certain circumstances. The noncontrolling interest combined with the put option is classified as redeemable noncontrolling interest in the combined balance sheet, separate from equity. The relevant amounts attributable to investors other than the Company are reflected under “Redeemable noncontrolling interests,” “Net income (loss) attributable to redeemable noncontrolling interests” and “Comprehensive income (loss) attributable to redeemable noncontrolling interests” on the accompanying combined balance sheets, combined statements of operations and combined statements of comprehensive income (loss), respectively. The put option can be settled, at the Company’s option, in cash, debt or shares of Class A common stock (of MSG prior to the Distribution and the Company following the Distribution), subject to certain limitations. The ultimate amount paid upon the exercise of the put option will likely be different from the estimated fair value, given the calculation required pursuant to the Tao Group Hospitality operating agreement.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Revenue Recognition

See Recently Adopted Accounting Pronouncements below for disclosure related to the transitional impact of adopting ASC Topic 606 and Note 3 for details of accounting policies related to revenue recognition and other disclosures required under ASC Topic 606.

Direct Operating Expenses

Direct operating expenses include, but are not limited to, (i) event costs related to the presentation and production of the Company’s events; (ii) revenue sharing expenses associated with the venue-related signage, sponsorship and suite license fee revenues that are attributable to MSG (See Note 3 for further details); (iii) an allocation of charges for venue usage to MSG for hosting its professional sports franchises’ home games of the New York Knickerbockers (“Knicks”) of the NBA and the New York Rangers (“Rangers”) of the NHL at The Garden; and (iv) venue lease, maintenance and other operating expenses.

Production Costs for the Company’s Original Productions

The Company defers certain costs of productions such as creative design, scenery, wardrobes, rehearsal and other related costs for the Company’s proprietary shows. Deferred production costs are amortized on a straight-line basis over the course of a production’s performance period using the expected life of a show’s assets, which is currently 5 years. Deferred production costs are subject to recoverability assessments whenever there is an indication of potential impairment. During the fourth quarter of fiscal year 2017, the Company wrote off the remaining balance of deferred production costs related to the New York Spectacular Starring the Radio City Rockettes (“New York Spectacular”) of $33,629 due to assessments of the show’s creative direction, timing and scale. The Company has $7,427 and $6,288 of net deferred production costs recorded within other current assets and other assets in the accompanying combined balance sheets as of June 30, 2019 and 2018, respectively.

Allocation of Charges for Venue Usage to MSG

The Company’s combined financial statements include expenses associated with the ownership, maintenance and operation of The Garden, which the Company and MSG use in their respective operations. The Knicks and Rangers are the primary recurring occupants of The Garden, playing a combined total of 82 regular season home games. The number of home games increases if the Knicks and Rangers qualify for the playoffs. Historically, the Company did not charge rent expense to MSG for use of The Garden. However, for purposes of the Company’s combined financial statements, the Company allocated expenses to MSG for the usage of The Garden, which are reported as a reduction of direct operating expense in the accompanying combined statements of operations. This allocation was based on a combination of event count and revenue, which the Company’s management believes is a reasonable allocation methodology. The venue usage charge allocated to MSG was $47,093, $48,728 and $54,137 for the years ended June 30, 2019, 2018 and 2017, respectively.

Revenue Sharing Expenses

As discussed above, MSG’s share of the Company’s suites license, venue signage and sponsorship revenue has been reflected within direct operating expense as revenue sharing expenses. Such amounts were either specifically identified where possible or allocated proportionally.

Advertising Expenses

Advertising costs are typically charged to expense when incurred, however, advertising for productions and other events are generally deferred within interim periods and expensed over the run of the show, but by no later

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

than the end of the fiscal year. Total advertising costs classified in direct operating and selling, general and administrative expenses were $13,106, $14,756 and $16,029 for the years ended June 30, 2019, 2018 and 2017, respectively.

Income Taxes

Spinco accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC Topic 740”). Income taxes as presented herein attribute current and deferred income taxes of MSG to Spinco’s stand-alone financial statements in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by ASC Topic 740. Accordingly, Spinco’s income tax provision was prepared following the separate return method. The separate return method applies ASC Topic 740 to the stand-alone financial statements of each member of the combined group as if the group member were a separate taxpayer and the benefits of a consolidated return have been reflected where such returns have or could be filed based on the entities’ jurisdictions included in the combined financial statements. As a result, actual tax transactions included in the consolidated financial statements of MSG may not be included in the combined financial statements. Similarly, the tax treatment of certain items reflected in the combined financial statements may not be reflected in the consolidated financial statements and tax returns of MSG. Therefore, portions of items such as net operating losses (“NOLs”), credit carryforwards, other deferred taxes, and valuation allowances may exist in the combined financial statements that may or may not exist in MSG’s consolidated financial statements and vice versa. In addition, although deferred tax assets have been recognized for NOLs and tax credits in accordance with the separate return method, such NOLs and credits will not carry over with the Company in connection with the Distribution.

Share-based Compensation

Certain employees of the Company have historically participated in share-based compensation plans of MSG and MSG Networks Inc. (“MSG Networks”). Share-based compensation expense has been attributed to the Company based on the awards and terms previously granted to MSG’s employees. For purposes of the combined financial statements, an allocation to MSG of share-based compensation expense related to corporate employees was recorded in addition to the expense attributed to the Company’s direct employees. Share-based compensation expense related to directors and corporate executives of MSG has been allocated on a proportional basis, which management has deemed to be reasonable.

The Company measures the cost of employee services received in exchange for share-based compensation awards based on the award’s grant date fair value. Share-based compensation cost is recognized in earnings (net of forfeitures) over the period during which an employee is required to provide service in exchange for the award, except for restricted stock units granted to non-employee directors which, unless otherwise provided under the applicable award agreement, are fully vested and expensed at the grant date. Prior to the adoption of ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-based Payment Accounting in fiscal year 2018, the Company estimated forfeitures based upon historical experience and its expectations regarding future vesting of awards. To the extent actual forfeitures were different from the Company’s estimates, share-based compensation was adjusted accordingly.

Cash and Cash Equivalents

The Company considers the balance of its investment in funds that substantially hold highly liquid securities that mature within three months or less from the date the fund purchases these securities to be cash equivalents. The carrying amount of cash and cash equivalents either approximates fair value due to the short-term maturity of these instruments or is at fair value. Checks outstanding in excess of related book balances are included in

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

accounts payable in the accompanying combined balance sheets. The Company presents the change in these book cash overdrafts as cash flows from operating activities.

Restricted Cash

The Company’s restricted cash includes cash deposited in escrow accounts. For example, the Company has deposited cash in interest-bearing escrow accounts as collateral to its workers compensation and general liability insurance obligations. The carrying amount of restricted cash approximates fair value due to the short-term maturity of these instruments. Changes in restricted cash are reflected on the accompanying combined statement of cash flows in accordance with ASU No. 2016-18, Statement of Cash Flows (Topic 230), which is included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. See Adoption of other Accounting Pronouncements section below for further details of the Company’s adoption of ASU No. 2016-18 in fiscal year 2019.

Short-Term Investments

Short-term investments consist of investments that (i) have original maturities of greater than three months and (ii) the Company has the ability to convert into cash within one year. The Company classifies its short-term investments at the time of purchase as “held-to-maturity” and re-evaluates its classification quarterly based on whether the Company has the intent and ability to hold until maturity. Short-term investments, which are recorded at cost and adjusted for accrued interest, approximate fair value. Cash inflows and outflows related to the sale and purchase of short-term investments are classified as investing activities in the Company’s combined statements of cash flows.

Accounts Receivable

Accounts receivable is recorded at net realizable value. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. The allowance for doubtful accounts is estimated based on the Company’s analysis of receivables aging, specific identification of certain receivables that are at risk of not being paid, past collection experience and other factors. The Company’s allowance for doubtful accounts was $1,814 and $777 as of June 30, 2019 and 2018, respectively.

Investments in and Loans to Nonconsolidated Affiliates

The Company’s investments in nonconsolidated affiliates are primarily accounted for using the equity method of accounting and are carried at cost, plus or minus the Company’s share of net earnings or losses of the investment, subject to certain other adjustments. The cost of equity method investments includes transaction costs of the acquisition. As required by GAAP, to the extent that there is a basis difference between the cost and the underlying equity in the net assets of an equity investment, companies are required to allocate such differences between tangible and intangible assets. The Company’s share of net earnings or losses of the investment, inclusive of amortization expense for intangible assets associated with the investment, is reflected in Earnings (loss) in equity method investments on the Company’s combined statements of operations. Dividends received from the investee reduce the carrying amount of the investment. Due to the timing of receiving financial information from its nonconsolidated affiliates, the Company records its share of net earnings or losses of such affiliates on a three-month lag basis, with the exception of the amortization expense of intangible assets which are recorded currently.

In addition to the equity method investments, the Company also has other equity investments without readily determinable fair values. Upon adoption of ASU No. 2016-01, Financial Instruments — Overall

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(Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU No. 2016-01”) effective July 1, 2018, the Company elected to measure such investments at cost, less any impairment, adjusted for observable price changes from orderly transactions for identical or similar investments of the same issuer (“Measurement Alternative”). Changes in observable price are reflected within Miscellaneous expense, net in the accompanying combined statement of operations. Prior to adoption of ASU No. 2016-01, such investments were recorded at cost, less any impairment. See Recently Adopted Accounting Pronouncements below for further detail on the accounting policy related to accounting for equity investments after the adoption of ASU No. 2016-01.

The Company also provided revolving credit facilities to certain of its nonconsolidated affiliates. The outstanding loan balances, including accrued interest, are reflected in Investments in and loans to nonconsolidated affiliates in the accompanying combined balance sheets. Interest income on the outstanding loan balances and related facility fees are recorded currently and are reflected in interest income in the accompanying combined statements of operations.

Impairment of Investments

The Company reviews its investments at least quarterly to determine whether a decline in fair value below the cost basis is other-than-temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; future prospects of the investee; and the Company’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. In addition, the Company considers other factors such as general market conditions, industry conditions, and analysts’ ratings. If the decline in fair value is deemed to be other-than-temporary, the cost basis of the investment is written down to fair value and the loss is realized as a component of net income. See Note 5 for further discussion of impairments of investments.

Long-Lived and Indefinite-Lived Assets

The Company’s long-lived and indefinite-lived assets consist of property and equipment, goodwill, indefinite-lived intangible assets and amortizable intangible assets.

Property and equipment is stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets or, with respect to leasehold improvements, amortized over the shorter of the lease term or the asset’s estimated useful life. The useful lives of the Company’s long-lived assets are based on estimates of the period over which the Company expects the assets to be of economic benefit to the Company. In estimating the useful lives, the Company considers factors such as, but not limited to, risk of obsolescence, anticipated use, plans of the Company, and applicable laws and permit requirements. In July 2013, the permit for The Garden was renewed for 10 years and these financial statements have been prepared assuming further renewal of that permit.

Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over their respective estimated useful lives. Goodwill and identifiable intangible assets that have indefinite useful lives are not amortized.

Impairment of Long-Lived and Indefinite-Lived Assets

In assessing the recoverability of the Company’s long-lived and indefinite-lived assets, the Company must make estimates and assumptions regarding future cash flows and other factors to determine the fair value of the respective assets. These estimates and assumptions could have a significant impact on whether an impairment

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charge is recognized as well as the magnitude of any such charge. Fair value estimates are made at a specific point in time, based on relevant information. These estimates are subjective in nature and involve significant uncertainties and judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. If these estimates or material related assumptions change in the future, the Company may be required to record impairment charges related to its long-lived and/or indefinite-lived assets.

Goodwill is tested annually for impairment as of August 31st and at any time upon the occurrence of certain events or changes in circumstances. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the Company can support the conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would not need to perform the two-step impairment test for that reporting unit. If the Company cannot support such a conclusion or the Company does not elect to perform the qualitative assessment then the first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The Company generally determines the fair value of a reporting unit using an income approach, such as the discounted cash flow method, in instances when it does not perform the qualitative assessment of goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination.

The Company performs its goodwill impairment test at the reporting unit level, which is one level below the operating segment level. The Company has one operating and reportable segment consistent with the way management makes decisions and allocates resources to the business. For the year ended June 30, 2019, the Company had two reporting units for goodwill impairment testing purposes: Entertainment and Tao Group Hospitality. During the first quarter of fiscal year 2019, the Company performed its annual impairment test of goodwill and determined that there were no impairments of goodwill identified for any of its reporting units as of the impairment test date.

Identifiable indefinite-lived intangible assets are tested annually for impairment as of August 31st and at any time upon the occurrence of certain events or substantive changes in circumstances. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. In the qualitative assessment, the Company must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset other than goodwill has a carrying amount that more likely than not exceeds its fair value. The Company must proceed to conducting a quantitative analysis if the Company (i) determines that such an impairment is more likely than not to exist, or (ii) foregoes the qualitative assessment entirely. Under the quantitative assessment, the impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, then an impairment loss is recognized in an amount equal to that excess. The Company generally determines the fair value of an indefinite-lived intangible asset using an income approach, such as the relief from royalty method, in instances when it does not perform the qualitative assessment of the intangible asset.

For other long-lived assets, including intangible assets that are amortized, the Company evaluates assets for recoverability when there is an indication of potential impairment. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value. The Company generally

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

determines the fair value of a finite-lived intangible asset using an income approach, such as the discounted cash flow method.

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Contingent Consideration

Some of the Company’s acquisition agreements include contingent earn-out arrangements, which are generally based on the achievement of future operating targets.

The fair values of these earn-out arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. For each transaction, the Company estimates the fair value of contingent earn-out payments as part of the initial purchase price and records the estimated fair value of contingent consideration that the Company expects to pay to the former owners as a liability in “Other accrued liabilities” and “Other liabilities” on the combined balance sheets.

The Company measures its contingent earn-out liabilities at fair value on a recurring basis using significant unobservable inputs classified within Level III of the fair value hierarchy, which can result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent earn-out obligation. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings as operating expense.

See Note 9 for more information regarding the fair value of the Company’s contingent consideration liabilities related to the acquisitions.

Defined Benefit Pension Plans and Other Postretirement Benefit Plan

As more fully described in Note 11, certain employees of the Company participate in defined benefit pension plans (“Shared Plans”) sponsored by the Company, which also have historically included participants of MSG. Spinco accounts for the Shared Plans under the guidance of ASC 715, Compensation — Retirement Benefits. Accordingly, Spinco recorded an asset or liability to recognize the funded status of the Shared Plans (other than multiemployer plans), as well as a liability only for any required contributions to the Shared Plans that are accrued and unpaid at the balance sheet date. The related pension expenses attributed to Spinco are based primarily on pensionable compensation of active participants. For the Shared Plans’ liabilities, the combined financial statements reflect the full impact of such plans on both the combined statements of operations and combined balance sheets. The pension expense related to employees of other MSG businesses participating in any of the Shared Plans is reflected as a contributory credit from Spinco to MSG, resulting in a decrease to the expense recognized in the combined statements of operations.

The plan that is sponsored by Spinco and does not include participants of MSG (“Direct Plan”) is accounted for as a defined benefit pension plan. Accordingly, the funded and unfunded position of the Direct Plan is recorded in the Company’s combined balance sheets, as well as all costs related to the Direct Plan which are recorded in the combined statements of operations.

Actuarial gains and losses that have not yet been recognized through the combined statements of operations are recorded in accumulated other comprehensive income (loss) until they are amortized as a component of net periodic benefit cost through other comprehensive income (loss).

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Fair Value Measurements

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

•	Level I — Quoted prices for identical instruments in active markets.

•

Level II — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level III — Instruments whose significant value drivers are unobservable.

Foreign Currency Translations

The combined financial statements are presented in U.S. Dollars. Assets and liabilities of non-U.S. subsidiaries and the Company’s foreign-based equity method investments that operate in a local currency environment, where that local currency is the functional currency, are translated to U.S. Dollars at exchange rates in effect at the balance sheet date. Operating results of non-U.S. subsidiaries are translated at weighted-average exchange rates during the year which approximate the rates in effect at the transaction dates. For the Company’s foreign-based equity method investments, the proportionate share of the investee’s income is translated into U.S. dollars at the average exchange rate for the period and the investment is translated using the exchange rate as of the end of the reporting period. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive income (loss) as Changes in cumulative translation adjustments in the accompanying combined balance sheets.

Recently Adopted Accounting Pronouncements

Adoption of ASC Topic 606

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition. Subsequently, the FASB issued various updates related to ASC Topic 606 including: (i) ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, (ii) ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue versus Net), (iii) ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, (iv) ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606) — Narrow-Scope Improvements and Practical Expedients, and (v) ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The Company adopted ASC Topic 606 in the first quarter of fiscal year 2019 using the modified retrospective method for those contracts with customers which were not completed as of July 1, 2018. Results for reporting periods beginning after July 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting guidance under ASC Topic 605.

The Company earns revenue through the sale of suite and premium club licenses at The Garden. As a result of the adoption of ASC Topic 606, the Company now accounts for its performance obligations under suite license arrangements as a series and as a result, the related suite license fees for all years during the license term are aggregated for each license agreement and revenue is recognized proportionately when the underlying events at The Garden take place, as opposed to previously being recognized on a straight-line basis over the fiscal year under the prior standard.

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The Company, and in certain circumstances the Company through MSG, also enters into arrangements with multiple performance obligations, such as multi-year sponsorship agreements. To the extent these arrangements provide for performance obligations that are consistent over the multi-year contractual term, such performance obligations generally meet the definition of a series as provided for under the provisions of ASC Topic 606. As a result, the contractual fees for all years during the contract term are aggregated and the related revenue is recognized proportionately as the underlying performance obligations are satisfied. In general, sponsorship revenue was previously recognized by treating each year of the arrangement as a discrete contract year, and as such the stated contract price was recognized in each year.

The adoption of ASC Topic 606 had the following impact on revenues, operating expenses and operating loss for the year ended June 30, 2019:

	Year ended June 30, 2019
	As reported under ASC Topic 606	Changes due to the adoption of ASC Topic 606(a)	Amounts without adoption of ASC Topic 606
Revenues	$1,048,909	$23,860	$1,072,769
Operating expenses:
Direct operating expenses	670,641	26,239	696,880
Selling, general and administrative expenses	314,522	—	314,522
Depreciation and amortization	109,343	—	109,343

Operating loss	$(45,597)	$(2,379)	$(47,976)

(a)

The Company’s operating results for the year ended June 30, 2019 were impacted by the adoption of ASC Topic 606 primarily due to the application of principal versus agent revenue recognition on event-related revenues from food, beverage and merchandise activities and accounts for its performance obligations of multi-year sponsorship agreements and suite license arrangements as a series.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

In accordance with the new revenue recognition standard disclosure requirements, the following tables summarize the impact of adopting ASC Topic 606 on the Company’s combined balance sheet as of July 1, 2018.

	Combined Balance Sheet As of July 1, 2018
	Amounts without the adoption of ASC Topic 606	Changes due to the adoption of ASC Topic 606	Adjusted under ASC Topic 606
ASSETS
Current Assets:
Other current assets	$26,901	$3,259	$30,160

Total current assets	1,353,348	3,259	1,356,607

Total assets	$3,287,771	$3,259	$3,291,030

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND DIVISIONAL EQUITY
Current Liabilities:
Employee related costs	$70,220	$79	$70,299
Other accrued liabilities	61,609	562	62,171
Deferred revenue	216,338	(31,051)	185,287

Total current liabilities	483,863	(30,410)	453,453

Total liabilities	721,469	(30,410)	691,059

Company Divisional Equity:
MSG Investment	2,525,031	33,669	2,558,700

Total Company divisional equity	2,478,113	33,669	2,511,782

Total divisional equity	2,489,618	33,669	2,523,287

Total liabilities, redeemable noncontrolling interests and divisional equity	$3,287,771	$3,259	$3,291,030

The transition adjustments related to the Company’s adoption of ASC 606 relate to suites and venue signage and sponsorship agreements. The transition adjustment reflects amounts related to contracts containing performance obligations in which the Company was either a) the signatory to such contractual arrangements and deemed the principal, or b) solely obligated to fulfill all performance obligations in the contract but was not the executing party. An allocation of the transition adjustment related to contracts containing performance obligations that were not directly attributable or contractually bound by the Company was not recorded.

The Company enters into nonmonetary transactions that involve the exchange of goods or services, such as advertising and promotional benefits as well as tickets, for other goods or services. In accordance with the new revenue recognition standard, such transactions are measured and recorded at the fair value of the goods or services received unless the goods or services surrendered have a more readily determinable fair value. In addition, the Company enters into other monetary transactions in which nonmonetary consideration is also included and the entire transaction is recorded at fair value.

Adoption of other Accounting Pronouncements

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes the analysis to be performed in determining whether certain types of legal

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

entities should be consolidated. Specifically, ASU No. 2015-02 (i) modifies the assessment of whether limited partnerships are variable interest entities (each a “VIE”) or voting interest entities, (ii) eliminates the presumption that a limited partnership should be consolidated by its general partner, (iii) removes certain conditions for the evaluation of whether a fee paid to a decision maker constitutes a variable interest, and (iv) modifies the evaluation concerning the impact of related parties in the determination of the primary beneficiary of a VIE. This standard was adopted by the Company in the first quarter of fiscal year 2017. The adoption of the standard did not have an impact on the Company’s combined financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract and expense the cost as the services are received. This standard was adopted by the Company in the first quarter of fiscal year 2017 on a prospective basis for all arrangements entered into or materially modified after July 1, 2016. The adoption of the standard did not have an impact on the Company’s combined financial statements.

In January 2016, the FASB issued ASU No. 2016-01, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This standard, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income and (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which clarifies certain aspects of the guidance issued in ASU No. 2016-01. Among other things, the amendment clarifies that an entity that uses the measurement alternative for equity securities without readily determinable fair values can change its measurement approach to fair value. Once the election is made, the measurement approach is irrevocable and the entity is required to apply the selected approach to that security and all identical or similar investments of the same issuer. This change in accounting is expected to create greater volatility in the Company’s miscellaneous income or expense in the future. The primary impact of the adoption of ASU No. 2016-01 and ASU No. 2018-03 relate to the Company’s available-for-sale equity investment and resulted in unrecognized gains and losses from such investment being reflected in the Company’s combined statements of operations beginning in fiscal year 2019. The Company adopted ASU No. 2016-01 and ASU No. 2018-03 in the first quarter of fiscal year 2019 and recorded a cumulative-effect adjustment to the balance sheet by reclassifying the balance of the Accumulated other comprehensive loss to MSG investment of $5,570 including income tax expense effect of $3,104. See Notes 5 and 9 for more information on the Company’s equity investment with a readily determinable fair value in Townsquare Media, Inc. (“Townsquare”).

In March 2016, the FASB issued ASU No. 2016-07, Investments - Equity Method and Joint Ventures (Topic 323), Simplifying the Transition to the Equity Method of Accounting. ASU No. 2016-07 eliminates the requirement for an investor to retrospectively apply the equity method when an investment that it had accounted for by another method qualifies for use of the equity method. This standard was adopted by the Company prospectively in the first quarter of fiscal year 2018. The adoption of the standard did not have an impact on the Company’s combined financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-based Payment Accounting. ASU No. 2016-09, among other things, (i) requires the income tax effects of all awards to be recognized in the statement of operations when the awards

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

vest or are settled, (ii) allows an employer to repurchase more of an employee’s shares for tax withholding purposes than currently allowable, without triggering liability accounting, and provides companies with the option to make a policy election to account for forfeitures as they occur, and (iii) requires companies to present excess tax benefits as operating activity rather than as financing activity on the statement of cash flows. The Company adopted this standard in the first quarter of fiscal year 2018. The adoption of this standard did not have a material impact on the Company’s combined financial statements. In addition, the Company retrospectively adopted the provision regarding the presentation of excess tax benefits in the statement of cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230). ASU No. 2016-15 addresses eight specific cash flow issues and is intended to reduce diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted this standard in the first quarter of fiscal year 2019 retrospectively. The adoption of this standard did not have an impact on the Company’s combined financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. ASU No. 2016-16 requires the recognition of income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The Company adopted this standard in the first quarter of fiscal year 2019 on a modified retrospective basis. The adoption of this standard did not have an impact on the Company’s combined financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash. The primary purpose of ASU No. 2016-18 is to reduce diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. This standard requires that a statement of cash flows explains the change during the period in total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this standard in the first quarter of fiscal year 2019 retrospectively and the combined statements of cash flows for the years ended June 30, 2019, 2018 and 2017 presented have been prepared in accordance with ASU No. 2016-18. See Note 4 for a reconciliation of the cash, cash equivalents and restricted cash reported in the Company’s combined balance sheets to the amounts as reported on the combined statements of cash flows.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The primary purpose of this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses, which will affect many areas of accounting, including acquisitions, disposals, goodwill, and consolidation. The Company adopted this standard in the first quarter of fiscal year 2019. The adoption of this standard did not have an impact on the Company’s combined financial statements.

In March 2017, the FASB issued ASU No. 2017-07, Compensation — Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. ASU No. 2017-07 requires employers to disaggregate the service cost component from the other components of net benefit cost and disclose by line item the amount of net benefit cost that is included in the statement of operations or capitalized in assets. The standard requires employers to report the service cost component in the same line item(s) as other compensation costs arising from services rendered by the pertinent employees during the period and to report other components of net benefit cost separately and outside the subtotal of operating income (loss). The standard also allows only the service cost component to be eligible for capitalization. The guidance requires application on a retrospective basis for the presentation of the service cost component and the other components

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of net benefit cost in the statements of operations and on a prospective basis for the capitalization of the service cost component of net benefit cost in assets. The Company adopted this standard in the first quarter of fiscal year 2019 retrospectively and the combined statements of operations for the years ended June 30, 2019, 2018 and 2017 presented have been prepared in accordance with ASU No. 2017-07. See Note 11 for details of non-service cost components of costs related pension and postretirement benefits.

In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of ASC Topic 718 to include all share-based payment transactions for acquiring goods and services from nonemployees. ASU No. 2018-07 specifies that ASC Topic 718 applies to all share-based payment transactions in which the grantor acquires goods and services to be used or consumed in its own operations by issuing share-based payment awards. ASU No. 2018-07 also clarifies that ASC Topic 718 does not apply to share-based payments used to effectively provide (i) financing to the issuer or (ii) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC Topic 606. The Company early adopted this standard in the third quarter of fiscal year 2019. The adoption of this standard did not have an impact on the Company’s combined financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes existing guidance on accounting for leases in ASC Topic 840, Leases. ASU No. 2016-02, among other things, (i) requires lessees to account for leases as either finance leases or operating leases and generally requires all leases to be recorded on the balance sheet, including those leases classified as operating leases under previous accounting guidance, through the recognition of right-of-use (“ROU”) assets and corresponding lease liabilities, and (ii) requires extensive qualitative and quantitative disclosures about leasing activities. The accounting applied by a lessor is largely unchanged from that applied under previous accounting guidance. In January 2018, the FASB issued ASU No. 2018-01, Leases (Topic 842) — Land Easement Practical Expedient for Transition to Topic 842, which provides a lessee or lessor the option to not assess at transition whether existing land easements, not currently accounted for as leases under the current lease guidance, should be treated as leases under the new standard. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases and ASU No. 2018-11, Leases (Topic 842) Targeted improvements, which provides an additional (and optional) transition method whereby the new lease standard is applied at the adoption date and recognized as an adjustment to retained earnings. The effective date and transition requirements for ASU No. 2018-01, ASU No. 2018-10 and ASU No. 2018-11 are the same as ASU No. 2016-02. This standard, as amended, will be effective for the Company beginning in the first quarter of fiscal year 2020 and is required to be applied using the modified retrospective approach for all leases existing as of the effective date. The Company will adopt this standard using the optional transition method allowed by ASU No. 2018-11, whereby the Company will initially apply the new leases standard at July 1, 2019 and will recognize initial operating lease ROU assets of $259,840, current operating lease liabilities of $50,996, long-term operating lease liabilities of $206,418, and no adjustment to divisional equity. The adoption of this standard will not impact operating income (loss).

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses. ASU No. 2016-13 replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that will require the reflection of expected credit losses and will also require consideration of a broader range of reasonable and supportable information to determine credit loss estimates. In May 2019, the FASB issued ASU No. 2019-05, Targeted Transition Relief, which amends ASC Topic 326 to provide an option to irrevocably elect to measure certain individual financial assets at fair value instead of amortized cost. For most financial instruments, the standard will require the use of a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses, which will generally result in the earlier recognition of credit losses on

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

financial instruments. This standard will be effective for the Company beginning in the first quarter of fiscal year 2021, with early adoption permitted. The Company is currently evaluating the impact this standard will have on its combined financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. ASU No. 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard will be effective for the Company beginning in the first quarter of fiscal year 2021 and is required to be applied prospectively. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of this standard is not expected to have a material impact on the Company’s combined financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement as part of the FASB’s broader disclosure framework project. ASU No. 2018-13 removes, modifies and adds certain disclosures providing greater focus on requirements that clearly communicate the most important information to the users of the financial statements with respect to fair value measurements. The standard is effective for the Company beginning in the first quarter of fiscal year 2021, with early adoption permitted. Most of the disclosure requirements in ASU No. 2018-13 would need to be applied on a retrospective basis except for the guidance related to (i) unrealized gains and loss included in other comprehensive income, (ii) disclosure related to range and weighted average Level 3 unobservable inputs and (iii) narrative disclosure requirements on measurement uncertainty, which are required to be applied on a prospective basis. The Company is currently evaluating the impact this standard will have on its combined financial statements.

In August 2018, the FASB issued ASU No. 2018-14, Compensation-Retirement Benefits-Defined Benefit Plans — General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans. ASU No. 2018-14 removes certain disclosures that are not considered cost beneficial, clarifies certain required disclosures and adds additional disclosures. The standard will be effective for the Company in the fourth quarter of fiscal year 2021, with early adoption permitted. The amendments in ASU No. 2018-14 are required to be applied retrospectively. The Company is currently evaluating the impact this standard will have on its combined financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. ASU No. 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance also specifies that the balance sheet, income statement, and statement of cash flows presentation of capitalized implementation costs and the related amortization should align with the presentation of the hosting (service) element of the arrangement. The standard is effective for the Company in the first quarter of fiscal year 2021, with early adoption permitted. Entities have the option to apply the guidance prospectively to all implementation costs incurred after the date of adoption or retrospectively. The adoption of this standard is not expected to have a material impact on the Company’s combined financial statements.

In November 2018, the FASB issued ASU No. 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU No. 2018-17 amends the VIE guidance to align the evaluation of a decision maker’s or service provider’s fee in assessing a variable interest with the guidance in the primary beneficiary test. Specifically, indirect interests held by a related party that is under common control will now be considered on a

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

proportionate basis, rather than in their entirety, when assessing whether the fee qualifies as a variable interest. The proportionate basis approach is consistent with the treatment of indirect interests held by a related party under common control when evaluating the primary beneficiary of a VIE. This effectively means that when a decision maker or service provider has an interest in a related party, regardless of whether they are under common control, it will consider that related party’s interest in a VIE on a proportionate basis throughout the VIE model, for both the assessment of a variable interest and the determination of a primary beneficiary. The standard will be effective for the Company in the first quarter of fiscal year 2021, with early adoption permitted. The amendments in ASU No. 2018-17 are required to be applied retrospectively. The Company is currently evaluating the impact this standard will have on its combined financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. ASU No. 2018-18 clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC Topic 606 when the counterparty is a customer. In addition, ASU No. 2018-18 precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The standard will be effective for the Company in the first quarter of fiscal year 2021, with early adoption permitted. The amendments in ASU No. 2018-18 are required to be applied retrospectively to the date when the Company initially adopted ASC Topic 606. The Company is currently evaluating the impact this standard will have on its combined financial statements.

In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 — Financial Instruments. This ASU provides narrow-scope amendments to help apply these recent standards. The transition requirements and effective date of this ASU will be effective for the Company in the first quarter of fiscal year 2021 with early adoption permitted for certain amendments. The Company is currently evaluating the impact this standard will have on its combined financial statements.

Note 3. Revenue Recognition

Contracts with Customers

All revenue recognized in the combined statements of operations for the year ended June 30, 2019 is considered to be revenue from contracts with customers in accordance with ASC Topic 606. For the year ended June 30, 2019, the Company did not have any material impairment losses on receivables or contract assets arising from contracts with customers.

The Company recognizes revenue when, or as, performance obligations under the terms of a contract are satisfied, which generally occurs when, or as, control of promised goods or services are transferred to customers. Revenue is measured as the amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services (“transaction price”). To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount to which the Company expects to be entitled. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and the determination of whether to include such estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information that is reasonably available. The Company accounts for taxes collected from customers and remitted to governmental authorities on a net basis and excludes these amounts from revenues.

In addition, the Company defers certain costs to fulfill the Company’s contracts with customers to the extent such costs relate directly to the contracts, are expected to generate resources that will be used to satisfy the

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Company’s performance obligations under the contracts and are expected to be recovered through revenue generated under the contracts. Contract fulfillment costs are expensed as the Company satisfies the related performance obligations.

The Company earns event related revenues principally from the sale of tickets for events that the Company produces or promotes/co-promotes, and from venue license fees charged to third-party promoters for events held at the Company’s venues that the Company does not produce or promote/co-promote. The Company’s performance obligations with respect to event-related revenues from the sale of tickets, venue license fees from third-party promoters and sponsorships are satisfied as the related event occurs. Performance obligations related to concessions and merchandise are satisfied at the point of sale.

The Company’s revenues also include revenue from the license of The Garden’s suites. Suite license arrangements are generally multi-year fixed-fee arrangements that include annual fee increases. Payment terms for suite license arrangements can vary by contract, but payments are generally due in installments prior to each license year. The Company’s performance obligations under such arrangements is to provide the licensee with access to the suite when events occur at The Garden. The population of events generally includes both the Company’s events as well as MSG’s events. The Company accounts for the performance obligation under these types of arrangements as a series and, as a result, the related suite license fees for all years during the license term are aggregated and revenue is recognized proportionately over the license period as the Company satisfies the related performance obligation. Progress toward satisfaction of the Company’s annual suite license performance obligations is measured as access to the suite is provided to the licensee for each event throughout the contractual term of the license.

The Company also earns revenues from the sale of advertising in the form of venue signage and other forms of sponsorship, which are not related to any specific event of the Company or MSG. The Company’s performance obligations with respect to this advertising are satisfied as the related benefits are delivered over the term of the respective agreements.

Revenues from dining, nightlife and hospitality offerings through Tao Group Hospitality are recognized when food, beverages and/or services are provided to the customer as that is the point in which the related performance obligation is satisfied. In addition, management fee revenues which are earned in accordance with specific venue management agreements and are recorded as the management fees are earned. The Company typically earns venue management fees as a percentage of a venue’s performance, which typically is based on the venue’s revenue and overall earnings.

Amounts collected in advance of the Company’s satisfaction of its contractual performance obligations are recorded as a contract liability within deferred revenue and are recognized as the Company satisfies the related performance obligations. Amounts collected in advance of events for which the Company is not the promoter or co-promoter do not represent contract liabilities and are recorded as collections due to promoters on the accompanying combined balance sheet.

Arrangements with Multiple Performance Obligations

The Company enters into arrangements with multiple performance obligations, such as multi-year sponsorship agreements which may derive revenues for both the Company as well as MSG within a single arrangement. The Company also derives revenue from similar types of arrangements which are entered into by MSG. Payment terms for such arrangements can vary by contract, but payments are generally due in installments throughout the contractual term. The performance obligations included in each sponsorship agreement vary and may include various advertising benefits such as, but not limited to, signage at The Garden and the Company’s

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

other venues, digital advertising, event or property specific advertising, as well as non-advertising benefits such as suite licenses and event tickets. To the extent the Company’s multi-year arrangements provide for performance obligations that are consistent over the multi-year contractual term, such performance obligations generally meet the definition of a series as provided for under the accounting guidance. If performance obligations are concluded to meet the definition of a series, the contractual fees for all years during the contract term are aggregated and the related revenue is recognized proportionately as the underlying performance obligations are satisfied.

The timing of revenue recognition for each performance obligation is dependent upon the facts and circumstances surrounding the Company’s satisfaction of its respective performance obligation. The Company allocates the transaction price for such arrangements to each performance obligation within the arrangement based on the estimated relative stand-alone selling price of the performance obligation. The Company’s process for determining its estimated stand-alone selling prices involves management’s judgment and considers multiple factors including company specific and market specific factors that may vary depending upon the unique facts and circumstances related to each performance obligation. Key factors considered by the Company in developing an estimated stand-alone selling price for its performance obligations include, but are not limited to, prices charged for similar performance obligations, the Company’s ongoing pricing strategy and policies, and consideration of pricing of similar performance obligations sold in other arrangements with multiple performance obligations.

The Company may incur costs such as commissions to obtain its multi-year sponsorship agreements. The Company assesses such costs for capitalization on a contract by contract basis. To the extent costs are capitalized, the Company estimates the useful life of the related contract asset which may be the underlying contract term or the estimated customer life depending on the facts and circumstances surrounding the contract. The contract asset is amortized over the estimated useful life.

Principal versus Agent Revenue Recognition

The Company reports revenue on a gross or net basis based on management’s assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service before transfer to the customer. When the Company concludes that it controls the good or service before transfer to the customer, the Company is considered a principal in the transaction and records revenue on a gross basis. When the Company concludes that it does not control the good or service before transfer to the customer but arranges for another entity to provide the good or service, the Company acts as an agent and records revenue on a net basis in the amount it earns for its agency service.

Revenue for the Company’s suite license arrangements is recorded on a gross basis, as the Company is the principal in such transactions and controls the related goods or services until transfer to the customer. MSG’s share of the Company’s suite license revenue is recognized in the combined statements of operations as a component of direct operating expenses.

For sponsorship agreements entered into by the Company or that have performance obligations satisfied solely by the Company, revenue is generally recorded on a gross basis as the Company is the principal in such arrangements and controls the related goods or services until transfer to the customer. MSG’s share of the Company’s sponsorship and signage revenue is primarily recorded on the basis of specific identification, with the remainder allocated proportionately, as a component of direct operating expenses within the combined statement of operations.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended June 30, 2019, 2018 and 2017, the Company recorded expense of $145,723, $141,897, and $128,616, respectively, for MSG’s share of the Company’s suite license and sponsorship revenue on the basis of direct usage when specifically identified, with the remainder allocated proportionally.

For sponsorship agreements entered into by MSG that include performance obligations satisfied by both the Company and MSG, revenue is generally recorded on a net basis. The Company is not the principal in such arrangements as it does not control the related goods or services prior to transfer to the customer. For these arrangements, the Company records its share of revenue based on the amount received from MSG.

MSG was an indirect, wholly owned subsidiary of MSG Networks until it was spun-off by MSG Networks into a separate, publicly-traded company on September 30, 2015 (the “2015 Distribution”). In connection with the 2015 Distribution, MSG entered into an advertising sales representation agreement with MSG Networks. Pursuant to the agreement, the Company has the exclusive right and obligation to sell advertising on behalf of MSG Networks. The Company is entitled to and earns commission revenue as the advertisements are aired on MSG Networks. Since the Company acts as an agent, the Company recognizes the advertising commission revenue on a net basis.

Disaggregation of Revenue

In addition to the disaggregation of revenue disclosure by type of goods or services in Note 1, the following table disaggregates the Company’s revenue by major source based upon the timing of transfer of goods or services to the customer for the year ended June 30, 2019:

Event-related and entertainment dining and nightlife offerings (a)	$763,090
Sponsorship, signage and suite licenses (b)	244,758
Other (c)	41,061

Total revenues from contracts with customers	$1,048,909

(a)

Consists of (i) ticket sales and other ticket-related revenues, (ii) Tao Group Hospitality’s entertainment dining and nightlife offerings, (iii) venue license fees from third-party promoters, and (iv) food, beverage and merchandise sales. Event-related revenues and entertainment, dining and nightlife offerings are recognized as the related event occurs. As such, these revenues have been included in the same category in the table above.

(b)	Refer to the above discussion for further details on the pattern of recognition of sponsorship, signage and suite license revenues.
(c)	Primarily consists of (i) advertising commission revenue from MSG Networks, (ii) Tao Group Hospitality’s managed venue revenues, and (iii) revenues from Obscura’s third-party production business.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed receivables, contract assets and contract liabilities on the combined balance sheet. The following table provides information about contract balances from the Company’s contracts with customers as of June 30, 2019 and July 1, 2018.

	June 30, 2019	July 1, 2018
Receivables from contracts with customers, net (a)	$81,170	$82,069
Contract assets, current (b)	6,873	3,259
Deferred revenue, including non-current portion (c)	197,047	192,309

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(a)

Receivables from contracts with customers, which are reported in Accounts receivable, net and Net related party receivables in the Company’s combined balance sheets, represent the Company’s unconditional rights to consideration under its contracts with customers. As of June 30, 2019 and July 1, 2018, the Company’s receivables from contracts with customers above included $126 and $205, respectively, related to various related parties. See Note 13 for further details on these related party arrangements.

(b)

Contract assets, which are reported as Other current assets in the Company’s combined balance sheets, primarily relate to the Company’s rights to consideration for goods or services transferred to the customer, for which the Company does not have an unconditional right to bill as of the reporting date. Contract assets are transferred to accounts receivable once the Company’s right to consideration becomes unconditional.

(c)

Deferred revenue primarily relates to the Company’s receipt of consideration from a customer in advance of the Company’s transfer of goods or services to that customer. Deferred revenue is reduced and the related revenue is recognized once the underlying goods or services are transferred to the customer. Revenue recognized for the year ended June 30, 2019 relating to the deferred revenue balance as of July 1, 2018 was $171,841.

Transaction Price Allocated to the Remaining Performance Obligations

The following table depicts the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of June 30, 2019. This primarily relates to performance obligations under sponsorship and suite license arrangements. In developing the estimated revenue, the Company applies the allowable practical expedient and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Fiscal year ending June 30, 2020	$206,372
Fiscal year ending June 30, 2021	171,994
Fiscal year ending June 30, 2022	133,313
Fiscal year ending June 30, 2023	78,155
Fiscal year ending June 30, 2024	53,015
Thereafter	122,113

$764,962

Note 4. Cash, Cash Equivalents and Restricted Cash

The following table provides a summary of the amounts recorded as cash, cash equivalents and restricted cash.

	As of
	June 30, 2019	June 30, 2018	June 30, 2017	June 30, 2016
Captions on the combined balance sheets:
Cash and cash equivalents	$1,082,055	$1,225,645	$1,237,183	$1,444,023
Restricted cash (a)	10,010	6,711	4,725	250

Cash, cash equivalents and restricted cash on the combined statements of cash flows	$1,092,065	$1,232,356	$1,241,908	$1,444,273

(a)	See Note 2 for more information regarding the nature of restricted cash.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 5. Investments and Loans to Nonconsolidated Affiliates

The Company’s investments and loans to nonconsolidated affiliates which are accounted for under the equity method of accounting, equity investments without readily determinable fair values, and cost method of accounting in accordance with ASC Topic 323, Investments — Equity Method and Joint Ventures, ASC Topic 321, Investments — Equity Securities, and ASC Topic 325, Investments — Other, respectively, consisted of the following:

	Ownership Percentage	Investment	Loan	Total
June 30, 2019
Equity method investments:
SACO Technologies Inc. (“SACO”)	30%	$44,321	$—	$44,321
Tribeca Enterprises LLC (“Tribeca Enterprises”)	50%	—	18,000	18,000
Others		8,372	—	8,372
Equity investments without readily determinable fair values (a)		13,867	—	13,867

Total investments and loans to nonconsolidated affiliates		$66,560	$18,000	$84,560

June 30, 2018
Equity method investments:
Azoff MSG Entertainment LLC (“AMSGE”)	50%	$101,369	$63,500	$164,869
Tribeca Enterprises	50%	8,007	19,525	27,532
Others		6,977	—	6,977
Cost method investments (a)		10,573	—	10,573

Total investments and loans to nonconsolidated affiliates		$126,926	$83,025	$209,951

(a)

In accordance with ASU No. 2016-01 and ASU No. 2018-03, which were adopted on July 1, 2018, the cost method accounting for equity investments was eliminated. Such investments are required to be presented at fair value. The Company has elected to account for its equity securities without readily determinable fair values under the Measurement Alternative, which is classified within Level III of the fair value hierarchy, to its equity investments without readily determinable fair values as of June 30, 2019 and recorded a $3,738 increase in carrying value from observable price fluctuations and an impairment charge of $398. The Company did not identify any adjustments on July 1, 2018.

Equity Method Investments

The Company determined that these investments are not VIEs and therefore each was analyzed under the voting model. The Company determined that due to a lack of a voting majority and consistent with the accounting for partnership (or similar entities) interests, it does not control these entities. Accordingly, the Company accounts for these investments under the equity method of accounting in accordance with ASC Topic 323. In addition, for an investment in a limited liability company in which the Company has an ownership interest that exceeds 3-5%, the Company also accounts for such investment under the equity method of accounting.

In September 2013, the Company acquired a 50% interest in AMSGE for $125,000. AMSGE owns and operates businesses in the entertainment industry and focused on music management, performance rights, strategic marketing and venue management consulting services. The Company sold its equity interest in AMSGE (renamed The Azoff Company) to The Azoff Company Holdings (“Azoff Music”) on December 5, 2018 for $125,000. The Company recorded a gain on the sale of its interest in AMSGE of $3,219 (net of transaction costs

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

of $2,290), which is reported in Earnings (loss) in equity method investments in the accompanying combined statement of operations for the year ended June 30, 2019. The $63,500 outstanding under the revolving credit facility previously extended by the Company to AMSGE was also converted to a subordinated term loan with a maturity date of September 20, 2021. This subordinated term loan was assumed by The Azoff Company Equity LLC, a newly-formed holding company that owns, directly or indirectly, the investments previously owned by AMSGE. The subordinated term loan to The Azoff Company Equity LLC bears interest at a floating rate, which at the option of The Azoff Company Equity LLC, is either (i) a base rate plus a margin of 1.25% per annum or (ii) six-month LIBOR plus a margin of 2.25% per annum. See Note 9 for more information on this subordinated term loan receivable. Azoff Music directly or through its affiliates will continue to provide consulting services to the Company, including with respect to the Forum and other venues (including MSG Spheres). In addition, in connection with the arrangement, until October 8, 2020, the Company has the right to participate in the proceeds of a sale of certain of Azoff Music’s businesses above a specified amount, and Azoff Music has the right to participate in the proceeds of a sale of the Forum above a specified amount.

In August 2013, the Company acquired an interest in Brooklyn Bowl Las Vegas, LLC (“BBLV”). In March 2014, BBLV opened a new bowling, dining and live music venue in Las Vegas. The equity investment in BBLV of $23,600 was fully written-off in fiscal year 2015. In May 2019, the Company sold its interest in BBLV for $750 and recorded a gain on the sale of its interest for the same amount, which is reported in Earnings (loss) in equity method investments in the accompanying combined statements of operations for the year ended June 30, 2019.

In March 2014, the Company acquired a 50% interest in Tribeca Enterprises for $22,500. Tribeca Enterprises owns and operates the Tribeca Film Festival and certain other businesses. As of the acquisition date the carrying amount of the investment was greater than the Company’s equity in the underlying assets of Tribeca Enterprises. As such, the Company allocated the difference to indefinite-lived and amortizable intangible assets of $5,750 and $5,350, respectively. The difference attributable to amortizable intangible assets is being amortized straight-line over 10 years, the expected useful life of the intangible asset. In connection with the Company’s investment in Tribeca Enterprises, the Company has provided a $17,500 revolving credit facility to Tribeca Enterprises as of June 30, 2019. The Tribeca Enterprises revolving credit facility was fully drawn as of June 30, 2019 and 2018 and the loan outstanding included payments-in-kind (“PIK”) interest of $3,516 and $2,025 as of June 30, 2019 and 2018, respectively. PIK interest owed does not reduce the availability under the revolving credit facility. During the three months ended June 30, 2019, the Company accepted an offer to sell its 50% ownership interest in Tribeca Enterprises, including the outstanding loan and PIK interest, for total consideration of $18,000. The Company signed a letter of intent and, as a result, recorded an impairment charge of $8,133, which is reported as Earnings (loss) in equity method investments in the accompanying combined statement of operations for the year ended June 30, 2019. The impairment charge consisted of $3,016 in the carrying value of PIK interest and $5,117 in the carrying value of the equity method investment. On August 5, 2019, the Company contributed to Tribeca Enterprises the $18,000 of indebtedness under the revolving credit facility immediately prior to the sale of the Company’s equity capital in Tribeca Enterprises for $18,000.

In July 2014, MSG Networks sold Fuse to Fuse Media, Inc., and as part of the transaction MSG Networks received a 15% equity interest in Fuse Media LLC (“Fuse Media”) which was transferred to the Company in connection with the 2015 Distribution. In the third quarter of fiscal year 2017, certain Fuse Media warrant holders notified Fuse Media of their intent to exercise certain put options (which Fuse Media disputed). The purported exercise of the put options triggered an assessment of Fuse Media’s fair value. This assessment, which was performed during the third quarter of fiscal year 2017, resulted in unfavorable fair value measurements of Fuse Media. As a result, the Company evaluated whether or not an other-than-temporary impairment of its investment had occurred as of the third quarter of fiscal year 2017. This evaluation resulted in the Company recording a pre-tax non-cash impairment charge of $20,613 to write off the carrying value of its equity

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

investment in Fuse Media, which is reflected in loss in equity method investments in the accompanying combined statements of operations for the year ended June 30, 2017. Fuse Media filed for Chapter 11 bankruptcy protection in April 2019. Fuse Media emerged from bankruptcy on July 1, 2019 and the Company no longer has any ownership interest in Fuse Media.

In July 2018, the Company acquired a 30% interest in SACO, a global provider of high-performance LED video lighting and media solutions, for a total consideration of approximately $47,244. The Company is utilizing SACO as a preferred display technology provider for MSG Spheres and is benefiting from agreed-upon commercial terms. The total consideration consisted of a $42,444 payment at closing and a $4,800 deferred payment, which was made in October 2018. As of the acquisition date, the carrying amount of the investment was greater than the Company’s equity interest in the underlying net assets of SACO. As such, the Company allocated the difference to amortizable intangible assets of $25,350 and is amortizing these intangible assets on a straight-line basis over the expected useful lives ranging from 6 years to 12 years.

Equity Investment with Readily Determinable Fair Value

In addition to the investments discussed above, the Company holds an investment of 3,208 shares of the common stock of Townsquare. Townsquare is a media, entertainment and digital marketing solutions company that is listed on the New York Stock Exchange (“NYSE”) under the symbol “TSQ.” In accordance with ASC Topic 321, Investments — Equity Securities, this investment is measured at readily determinable fair value and is reported under Other assets in the accompanying combined balance sheets as of June 30, 2019 and 2018. See Note 9 for more information on the fair value of the investment in Townsquare.

In addition, the Company also has other investments in various sports and entertainment companies and related technologies, accounted for either under the equity method or at fair value.

The following is summarized financial information for all of the Company’s equity method investments as required by the guidance in SEC Regulation S-X Rule 4-08(g). The amounts shown below represent 100% of these equity method investments’ financial position and results of operations.

	June 30, 2019 (a)	June 30, 2018
Balance Sheet
Current assets	$83,635	$149,054
Noncurrent assets	341,457	414,247

	$425,092	$563,301

Current liabilities	$335,533	$116,695
Noncurrent liabilities	33,588	384,580
Noncontrolling interests	27,347	54,684
Shareholders’ equity	28,624	7,342

	$425,092	$563,301

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

	Years Ended June 30,
	2019 (a)	2018	2017
Results of Operations
Revenues	$305,145	$308,070	$328,533
Income (loss) from continuing operations	8,461	(19,016)	(24,767)
Net income (loss)	8,816	(19,016)	(24,767)
Net income (loss) attributable to controlling interest	5,281	(21,845)	(24,005)

(a)

Balance sheet information did not include equity method investees that were sold during the fiscal year 2019. For equity method investments that were sold in fiscal year 2019, the results of operations information included the activities for those equity method investees until the date of sale.

Note 6. Goodwill and Intangible Assets

The carrying amounts of goodwill and indefinite-lived intangible assets are $165,558 and $65,421, respectively, as of June 30, 2019 and 2018.

During the first quarter of fiscal year 2019, the Company performed its annual impairment test of goodwill and identifiable indefinite-lived intangible assets and determined that there were no impairments of goodwill identified for any of its reporting units and no impairment on indefinite-lived intangible assets as of the impairment test date.

The Company’s intangible assets subject to amortization are as follows:

June 30, 2019	Estimated Useful Lives	Gross	Accumulated Amortization	Net
Trade names	10 years to 25 years	$98,530	$(11,346)	$87,184
Venue management contracts	12 years to 25 years	79,000	(9,887)	69,113
Favorable lease assets (a)	1.5 years to 16 years	54,253	(10,382)	43,871
Non-compete agreements	5.75 years	9,000	(3,391)	5,609
Festival rights	15 years	8,080	(1,617)	6,463
Other intangibles	6 months to 15 years	6,717	(4,566)	2,151

		$255,580	$(41,189)	$214,391

June 30, 2018	Gross	Accumulated Amortization	Net
Trade names	$99,530	$(6,236)	$93,294
Venue management contracts	79,000	(5,324)	73,676
Favorable lease assets	54,253	(5,686)	48,567
Non-compete agreements	9,000	(1,826)	7,174
Festival rights	8,080	(1,078)	7,002
Other intangibles	6,717	(3,904)	2,813

	$256,580	$(24,054)	$232,526

(a)

Upon adoption of ASC Topic 842 on July 1, 2019, the Company will reclassify the favorable lease assets balance of $43,871, which was recognized in connection with the acquisition of Tao Group Hospitality, from Amortizable intangible assets, net, to Right-of-use lease assets. In addition, the Company will also reclassify unfavorable lease liability of $6,841, which is reported in Other liabilities in the accompanying combined balance sheet, to Right-of-use lease assets on July 1, 2019.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Amortization expense for intangible assets, excluding the amortization of favorable lease assets of $4,696, $4,874 and $812 for the years ended June 30, 2019, 2018 and 2017, respectively, which is reported in rent expense, was $13,439, $13,913, and $3,020 for the years ended June 30, 2019, 2018 and 2017, respectively.

The Company expects its aggregate annual amortization expense for existing intangible assets subject to amortization for each fiscal year from 2020 through 2024 to be as follows:

Fiscal year ending June 30, 2020	$17,012
Fiscal year ending June 30, 2021	$16,980
Fiscal year ending June 30, 2022	$16,829
Fiscal year ending June 30, 2023	$15,728
Fiscal year ending June 30, 2024	$14,572

Note 7. Property and Equipment

As of June 30, 2019 and 2018, property and equipment consisted of the following assets:

	June 30, 2019	June 30, 2018	Estimated Useful Lives
Land	$167,405	$170,578
Buildings	1,091,851	1,082,951	Up to 40 years
Equipment	318,301	299,476	1 year to 20 years
Aircraft	38,090	38,090	20 years
Furniture and fixtures	53,242	51,917	1 year to 10 years
Leasehold improvements	180,111	180,383	Shorter of term of lease or life of improvement
Construction in progress	232,390	83,187

	2,081,390	1,906,582
Less accumulated depreciation and amortization	(732,268)	(681,575)

	$1,349,122	$1,225,007

The increase in Construction in progress is primarily associated with the development and construction of MSG Spheres in Las Vegas and London. The property and equipment balances above included $32,238 and $9,377 of capital expenditure accruals as of June 30, 2019 and 2018, respectively, which are reflected under “Other accrued liabilities” in the accompanying combined balance sheets.

Depreciation and amortization expense on property and equipment was $95,904, $98,145 and $95,049 for the years ended June 30, 2019, 2018 and 2017, respectively.

Note 8. Commitments and Contingencies

Contractual Obligations and Off Balance Sheet Arrangements

The Company has various long-term noncancelable operating lease agreements, primarily for entertainment venues and office space expiring at various dates through 2038. Certain leases include renewal provisions at the Company’s option and provide for additional rent based on sales. The rent expense associated with such operating leases is recognized on a straight-line basis over the initial lease term. The difference between rent expense and rent paid is recorded as deferred rent. Rent expense including amortization of favorable lease assets and an unfavorable lease liability under these lease agreements totaled $57,037, $52,804 and $38,725 for the years ended June 30, 2019, 2018 and 2017, respectively.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

In addition, the Company has certain future cash payments required under contracts entered into by the Company in the normal course of business and outstanding letters of credit.

As of June 30, 2019, future minimum rental payments under leases having noncancelable initial lease terms, other cash payments required under contracts entered into by the Company in the normal course of business in excess of one year and outstanding letters of credit are as follows:

	Off-Balance Sheet Commitments				Contractual Obligations reflected on the Balance Sheet (d)
	Operating Leases (a)	Contractual Obligations	Letters of Credits (b)	Total (c)		Total (e)
Fiscal year ending June 30, 2020	$55,212	$2,712	$12,512	$70,436	$32,848	$103,284
Fiscal year ending June 30, 2021	54,215	500	—	54,715	5,000	59,715
Fiscal year ending June 30, 2022	54,434	38	—	54,472	6,250	60,722
Fiscal year ending June 30, 2023	50,594	—	—	50,594	10,000	60,594
Fiscal year ending June 30, 2024	39,053	—	—	39,053	12,500	51,553
Thereafter	123,358	—	—	123,358	—	123,358

	$376,866	$3,250	$12,512	$392,628	$66,598	$459,226

(a)

Includes contractually obligated minimum lease payments for operating leases having an initial noncancelable term in excess of one year for the Company’s venues, including the Tao Group Hospitality venues and various corporate offices.

(b)	Consist of letters of credit obtained by the Company as collateral for development of MSG Sphere in Las Vegas and lease agreements.
(c)

Off balance sheet arrangements disclosed in the table above do not include MSG Sphere related commitments that are not reflected on the balance sheet of $1,049,781. Such arrangements are associated with the development and construction of MSG Sphere in Las Vegas. The timing of the future cash payments disclosed is uncertain and may change as the development and construction of MSG Sphere in Las Vegas progresses.

(d)

Includes scheduled principal repayments required under the long-term debt outstanding as of June 30, 2019. See Note 10 for discussions of the Company’s principal repayment requirement under a term loan facility. In addition, the amounts on the table above do not include a repayment of $15,000 made by the Company in October 2019 under a revolving facility. Amount due in fiscal year 2020 also includes approximately $19,700 of payments related to commitments for MSG Sphere.

(e)

Pension obligations have been excluded from the table above as the timing of the future cash payments is uncertain. See Note 11 for information on the future funding requirements under our pension obligations.

In addition, see Note 5 for information on the revolving credit facilities provided by the Company to Tribeca Enterprises.

In connection with the Tao Group Hospitality acquisition, the Company has accrued contingent consideration as part of the purchase price. See Note 9 for further details of the amount recorded in the accompanying combined balance sheet as of June 30, 2019.

Under the terms of lease agreements and related guaranties, subsidiaries of the Company have certain operating requirements, with one of these subsidiaries being also required to meet a certain net worth obligation. In the event that these subsidiaries were to fail to meet the required obligations and were unable to avail themselves of the cure options, the landlord could terminate the lease.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The Company and a subsidiary of the Las Vegas Sands Corp. (“Sands”) entered into a 50-year ground lease in Las Vegas pursuant to which the Company has agreed to construct a large-scale venue. The Company has announced plans to construct an MSG Sphere on that site. The ground lease has no fixed rent; however, if certain return objectives are achieved, Sands will receive 25% of the after-tax cash flow in excess of such objectives.

The Company has the right to increase its equity interest in Tao Group Hospitality through a call right on the equity of the other Tao Group Hospitality equityholders after the fifth anniversary of the closing date (January 31, 2022) and prior to such date in certain events. The other Tao Group Hospitality equityholders have the right to put their equity interests in Tao Group Hospitality after the fifth anniversary of the closing and, in certain circumstances prior to the fifth anniversary. The put and call prices are at fair market value (or in certain circumstances, subject to a discount). Consideration paid upon exercise of such call right shall be, at the Company’s option, in cash, debt, or Class A common stock (of MSG prior to the Distribution and the Company following the Distribution), subject to certain limitations.

Legal Matters

The Company is a defendant in various lawsuits. Although the outcome of these lawsuits cannot be predicted with certainty (including the extent of available insurance, if any), management does not believe that resolution of these lawsuits will have a material adverse effect on the Company.

Note 9. Fair Value Measurements

The following table presents the Company’s assets that are measured at fair value on a recurring basis, which include cash equivalents, marketable securities and available-for-sale securities:

	Fair Value Hierarchy	June 30,
		2019	2018
Assets:
Commercial paper	I	$169,707	$147,098
Money market accounts	I	101,517	151,887
Time deposits	I	789,833	891,923
Equity investment with readily determinable fair value	I	17,260	20,756

Total assets measured at fair value		$1,078,317	$1,211,664

All assets listed above are classified within Level I of the fair value hierarchy as they are valued using observable inputs that reflect quoted prices for identical assets in active markets. The carrying amount of the Company’s commercial paper, money market accounts and time deposits approximates fair value due to their short-term maturities.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The carrying value and fair value of the Company’s financial instruments reported in the accompanying combined balance sheets are as follows:

	June 30, 2019		June 30, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Notes receivable, including interest accruals	$13,348	$13,348	$4,116	$4,116
Short-term investments (a)	108,416	108,416	—	—
Equity investment with readily determinable fair value (b)	17,260	17,260	20,756	20,756
Subordinated term loan receivable (c)	58,735	57,711	—	—
Liabilities
Long-term debt, including current portion (d)	55,000	54,883	109,313	111,588

(a)

The Company’s short-term investment is an U.K. pounds sterling denominated time deposit with a banking institution in London that has an original six-month maturity date from inception. See Note 2 for more information on this short-term investment.

(b)

Aggregate cost basis for the Company’s equity investment with readily determinable fair value in Townsquare, including transaction costs, was $23,222 as of June 30, 2019. The fair value of this investment is determined based on quoted market prices in an active market on the NYSE, which is classified within Level I of the fair value hierarchy. For the year ended June 30, 2019, the Company recorded an unrealized loss of $3,496 as a result of changes in the market value related to this investment. The unrealized loss is reported in Miscellaneous expense, net in the accompanying combined statement of operations.

(c)

In connection with the sale of the Company’s joint venture interest in AMSGE in December 2018, the $63,500 outstanding balance under the revolving credit facility extended by the Company to AMSGE was converted to a subordinated term loan with a maturity date of September 20, 2021. The subordinated loan was assumed by an affiliate of AMSGE. During the year ended June 30, 2019, the Company received a $4,765 principal repayment. The Company’s subordinated term loan receivable is classified within Level II of the fair value hierarchy as it is valued using quoted indices of similar securities for which the inputs are readily observable.

(d)

On May 23, 2019, Tao Group Intermediate Holdings LLC and Tao Group Operating LLC entered into a $40,000 five-year term loan facility and a $25,000 five-year revolving facility. The Company’s long-term debt is classified within Level II of the fair value hierarchy as it is valued using quoted indices of similar securities for which the inputs are readily observable. See Note 10 for more information and outstanding balances on this long-term debt.

Contingent Consideration Liabilities

In connection with the Tao Group Hospitality acquisition on January 31, 2017, the Company may be required to pay an earn-out of up to approximately $25,500, if certain performance conditions based upon earnings growth are met during the first five years following the transaction. The Company recorded $7,900 as the initial fair value of contingent consideration liabilities as a part of the purchase price. The fair value was estimated using a Monte-Carlo simulation model which included significant unobservable Level III inputs such as projected financial performance over the earn-out period (five years) along with estimates for market volatility and the discount rate applicable to potential cash payouts.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The following table provides a reconciliation of the contingent consideration liabilities in connection with the Tao Group Hospitality acquisition discussed above:

Balance as of June 30, 2018	$5,540
Change in fair value of contingent consideration (a)	(4,330)

Balance as of June 30, 2019	$1,210

(a)

The change in fair value of contingent consideration was recorded within Selling, general and administrative expenses in the accompanying combined statement of operations for the year ended June 30, 2019.

Note 10. Credit Facilities

Tao Credit Facilities

On May 23, 2019, Tao Group Intermediate Holdings LLC (“TAOIH” or “Intermediate Holdings”) and Tao Group Operating LLC (“TAOG” or “Senior Borrower”), entered into a credit agreement (the “Tao Senior Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and a letter of credit issuer, and the lenders party thereto. Together the Tao Senior Credit Agreement and a $49,000 intercompany subordinated credit agreement (the “Tao Subordinated Credit Agreement”) between a subsidiary of the Company and Tao Group Sub-Holdings LLC, a subsidiary of Tao Group Hospitality, replace the Senior Borrower’s prior credit agreement dated January 31, 2017 (“2017 Tao Credit Agreement”), which was terminated on May 23, 2019 in its entirety in accordance with its terms in connection with the repayment of all obligations thereunder from the proceeds of the Tao Senior Credit Agreement and the Tao Subordinated Credit Agreement as well as cash-on-hand. The balances and interest-related activities pertaining to the Tao Subordinated Credit Agreement have been eliminated in the combined financial statements in accordance with ASC Topic 810, Consolidation.

In connection with the early termination of the 2017 Tao Credit Agreement, the Company recorded $3,977 of loss on extinguishment of debt in the fourth quarter of fiscal year 2019, which is reported as Miscellaneous expense, net in the accompanying combined statements of operations for the year ended June 30, 2019. The loss on extinguishment of debt consisted of a write off of deferred financing costs and prepayment penalties paid in connection with the 2017 Tao Credit Agreement.

The Tao Senior Credit Agreement provides TAOG with senior secured credit facilities (the “Tao Senior Secured Credit Facilities”) consisting of: (i) an initial $40,000 term loan facility with a term of five years (the “Tao Term Loan Facility”) and (ii) a $25,000 revolving credit facility with a term of five years (the “Tao Revolving Credit Facility”). Up to $5,000 of the Tao Revolving Credit Facility is available for the issuance of letters of credit. All borrowings under the Tao Revolving Credit Facility, including, without limitation, amounts drawn under the revolving line of credit are subject to the satisfaction of customary conditions. The Tao Senior Secured Credit Facilities were obtained without recourse to the Company or any of its affiliates (other than TAOG, TAOIH and its subsidiaries as discussed below).

The Tao Senior Credit Agreement requires Intermediate Holdings to comply with a maximum total leverage ratio of 4.00:1.00 and a maximum senior leverage ratio of 3.00:1.00 from the closing date until December 31, 2021 and a maximum total leverage ratio of 3.50:1.00 and a maximum senior leverage ratio of 2.50:1.00 from and after December 31, 2021. In addition, there is a minimum fixed charge coverage ratio of 1.25:1.00 for TAOIH. As of June 30, 2019, TAOIH was in compliance with these financial covenants.

All obligations under the Tao Senior Credit Agreement are guaranteed by TAOIH and TAOIH’s existing and future direct and indirect domestic subsidiaries (other than (i) TAOG, (ii) domestic subsidiaries substantially

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

all of whose assets consist of controlled foreign corporations and (iii) subsidiaries designated as immaterial subsidiaries or unrestricted subsidiaries) (the “Tao Subsidiary Guarantors”, and together with TAOIH, the “Tao Guarantors”). All obligations under the Tao Senior Credit Agreement, including the guarantees of those obligations, are secured by substantially all of the assets of TAOG and each Guarantor (collectively, “Tao Collateral”), including, but not limited to, a pledge of the equity interests in TAOG held directly by TAOIH and the equity interests in each Tao Subsidiary Guarantor held directly or indirectly by TAOIH.

Borrowings under the Tao Senior Credit Agreement bear interest at a floating rate, which at the option of the Senior Borrower may be either (a) a base rate plus an additional rate ranging from 1.50% to 2.50% per annum (determined based on a total leverage ratio) (the “Base Rate”), or (b) a Eurocurrency rate plus an additional rate ranging from 2.50% to 3.50% per annum (determined based on a total leverage ratio) (the “Eurocurrency Rate”), provided that for the period following the closing date until the delivery of the compliance certificate for the fiscal quarter of TAOIH ending on or about June 30, 2019, the additional rate used in calculating the floating rate is (i) 1.50% per annum for borrowings bearing the Base Rate, and (ii) 2.50% per annum for borrowings bearing the Eurocurrency Rate. The Tao Senior Credit Agreement requires TAOG to pay a commitment fee of 0.50% in respect of the daily unused commitments under the Tao Revolving Credit Facility. TAOG is also required to pay customary letter of credit fees, as well as fronting fees, to banks that issue letters of credit pursuant to the Tao Senior Credit Agreement. The interest rate on the Tao Senior Credit Agreement as of June 30, 2019 was 4.89%. The outstanding amount drawn on the Tao Revolving Credit Facility was $15,000 as of June 30, 2019, which is reported under Long-term debt, net of deferred financing costs in the accompanying combined balance sheet. The Company subsequently repaid the $15,000 outstanding balance under the Tao Revolving Credit Facility in October 2019.

During the years ended June 30, 2019, 2018 and 2017, the Company made interest payments of $13,084, $11,278 and $775, respectively, under the Tao Senior Credit Agreement and 2017 Tao Credit Agreement.

In addition to the financial covenants described above, the Tao Senior Credit Agreement and related security agreements contain certain customary representations and warranties, affirmative covenants and events of default. The Tao Senior Credit Agreement contains certain restrictions on the ability of TAOIH, TAOG and its restricted subsidiaries to take certain actions as provided in (and subject to various exceptions and baskets set forth in) the Tao Senior Credit Agreement, including, without limitation, the following: (i) incurring additional indebtedness and contingent liabilities; (ii) creating liens on certain assets; (iii) making investments, loans or advances in or to other persons; (iv) paying dividends and distributions or repurchasing capital stock; (v) engaging in certain transactions with affiliates; (vi) amending specified agreements; (vii) merging or consolidating; (viii) making certain dispositions; and (ix) entering into agreements that restrict the granting of liens. Intermediate Holdings is subject to a customary passive holding company covenant.

Subject to customary notice and minimum amount conditions, TAOG may voluntarily prepay outstanding loans under the Tao Senior Credit Agreement at any time, in whole or in part, without premium or penalty (except for customary breakage costs with respect to Eurocurrency loans). The initial Tao Term Loan Facility amortizes quarterly in accordance with its terms from June 30, 2019 through March 31, 2024 with a final maturity date on May 23, 2024. TAOG is required to make mandatory prepayments on the Tao Term Loan Facility from the net cash proceeds of certain sales of assets (including Tao Collateral) or casualty insurance and/or condemnation recoveries (in each case, subject to certain reinvestment, repair or replacement rights) and the incurrence of certain indebtedness, subject to certain exceptions.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Excluding the outstanding balance of $15,000 under the Tao Revolving Credit Facility as of June 30, 2019 that was subsequently repaid in October 2019, long-term debt maturities over the next five years for the outstanding balance of $40,000 under the Tao Term Loan Facility(a) as of June 30, 2019 are:

Fiscal year ending June 30, 2020	$6,250
Fiscal year ending June 30, 2021	5,000
Fiscal year ending June 30, 2022	6,250
Fiscal year ending June 30, 2023	10,000
Fiscal year ending June 30, 2024	12,500
Thereafter	—

(a)

With respect to the balances and activities associated with the Tao Term Loan Facility and Tao Revolving Credit Facility above, the Company has elected to report the maturities on a current basis consistent with the Company’s consolidation policy. See Business Combinations and Noncontrolling Interests section under Note 2. Summary of Significant Accounting Policies for further discussion on consolidation of Tao Group Hospitality. In addition, the long-term debt maturities reported above did not include $637 of a note with respect to a loan received by BCE from its noncontrolling interest holder that is due in April 2021.

Deferred Financing Costs

The following table summarizes the presentation of the Tao Senior Credit Agreement and the related deferred financing costs as of June 30, 2019 and the 2017 Tao Credit Agreement and the related deferred financing cost as of June 30, 2018 in the accompanying combined balance sheets.

	June 30, 2019
	Tao Senior Secured Credit Facilities	Deferred Financing Costs (b)	Total
Current portion of long-term debt, net of deferred financing costs	$6,250	$(208)	$6,042
Long-term debt, net of deferred financing costs (a)	33,750	(831)	32,919

Total	$40,000	$(1,039)	$38,961

	June 30, 2018
	2017 Tao Credit Agreement	Deferred Financing Costs	Total
Current portion of long-term debt, net of deferred financing costs	$5,304	$(939)	$4,365
Long-term debt, net of deferred financing costs	104,009	(2,674)	101,335

Total	$109,313	$(3,613)	$105,700

(a)

In addition to the outstanding balance associated with the Tao Senior Credit Agreement disclosed above, the Company’s Long-term debt, net of deferred financing costs in the accompanying combined balance sheet as of June 30, 2019 also includes $637 of a note with respect to a loan received by BCE from its noncontrolling interest holder and $15,000 outstanding balance under the Tao Revolving Credit Facility.

(b)

With respect to the Tao Term Loan Facility, the deferred financing costs are amortized on a straight-line basis over the five-year term of the facility, which approximates the effective interest method.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The following table summarizes deferred financing costs, net of amortization, related to the Tao Revolving Credit Facility as reported on the accompanying combined balance sheet:

	June 30, 2019	June 30, 2018
Other current assets	$85	$102
Other assets	333	292

Note 11. Pension Plans and Other Postretirement Benefit Plan

Defined Benefit Pension Plans and Postretirement Benefit Plans

The Company sponsors a non-contributory, qualified cash balance retirement plan covering its non-union employees (the “Cash Balance Pension Plan”) and an unfunded non-contributory, non-qualified excess cash balance plan covering certain employees who participate in the underlying qualified plan (collectively, the “Cash Balance Plans”). Since March 1, 2011, the Cash Balance Pension Plan has also included the assets and liabilities of a frozen (as of December 31, 2007) non-contributory qualified defined benefit pension plan covering non-union employees hired prior to January 1, 2001. These plans are considered “Shared Plans” as previously defined.

The Company also sponsors an unfunded non-contributory, non-qualified defined benefit pension plan for the benefit of certain employees who participate in an underlying qualified plan which was merged into the Cash Balance Pension Plan on March 1, 2011 (the “Excess Plan”). As of December 31, 2007, the Excess Plan was amended to freeze all benefits earned through December 31, 2007 and to eliminate the ability of participants to earn benefits for future service under these plans. This plan is considered a Shared Plan.

The Cash Balance Plans were amended to freeze participation and future benefit accruals effective December 31, 2015 for all employees. Therefore, after December 31, 2015, no employee of the Company or MSG who was not already a participant may become a participant in the plans and no further annual pay credits will be made for any future year. Existing account balances under the plans will continue to be credited with monthly interest in accordance with the terms of the plans.

Lastly, the Company sponsors a non-contributory, qualified defined benefit pension plan covering certain of its union employees (the “Union Plan”). Benefits payable to retirees under the Union Plan are based upon years of Benefit Service (as defined in the Union Plan document).

The Cash Balance Plans, Union Plan, and Excess Plan are collectively referred to as the “Pension Plans.”

The Company also sponsors a contributory welfare plan which provides certain postretirement healthcare benefits to certain employees hired prior to January 1, 2001 who are eligible to commence receipt of early or normal benefits under the Cash Balance Pension Plan and their dependents, as well as certain union employees (“Postretirement Plan”).

For purposes of the combined financial statements it was determined that the Company was the obligor for these plans’ liabilities for the historical periods presented herein. Therefore, the combined financial statements reflect the full impact of the Shared Plans and Direct Plan on both the combined statements of operations and combined balance sheets. The pension expense related to employees of other MSG businesses participating in any of these plans is reflected as a contributory charge from the Company to MSG, resulting in a decrease to the expense recognized in the combined statements of operations.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The following table summarizes the projected benefit obligations, assets, funded status and the amounts recorded on the Company’s combined balance sheets as of June 30, 2019 and 2018, associated with the Pension Plans and Postretirement Plan based upon actuarial valuations as of those measurement dates.

	Pension Plans		Postretirement Plan
	June 30,		June 30,
	2019	2018	2019	2018
Change in benefit obligation:
Benefit obligation at beginning of period	$161,236	$166,003	$6,750	$5,734
Service cost	91	85	57	120
Interest cost	5,895	5,231	150	215
Actuarial loss (gain)	12,376	(3,153)	(572)	1,436
Benefits paid	(5,686)	(6,424)	(565)	(755)
Plan settlements paid	(343)	(506)	—	—
Other	—	—	(1,513)	—

Benefit obligation at end of period	173,569	161,236	4,307	6,750

Change in plan assets:
Fair value of plan assets at beginning of period	115,054	114,722	—	—
Actual return on plan assets	12,372	(2,498)	—	—
Employer contributions	11,568	9,760	—	—
Benefits paid	(5,686)	(6,424)	—	—
Plan settlements paid	(343)	(506)	—	—

Fair value of plan assets at end of period	132,965	115,054	—	—

Funded status at end of period	$(40,604)	$(46,182)	$(4,307)	$(6,750)

Amounts recognized in the combined balance sheets as of June 30, 2019 and 2018 consist of:

	Pension Plans		Postretirement Plan
	June 30,		June 30,
	2019	2018	2019	2018
Current liabilities (included in accrued employee related costs)	$(3,248)	$(3,319)	$(345)	$(373)
Non-current liabilities (included in defined benefit and other postretirement obligations)	(37,356)	(42,863)	(3,962)	(6,377)

	$(40,604)	$(46,182)	$(4,307)	$(6,750)

Accumulated other comprehensive loss, before income tax, as of June 30, 2019 and 2018 consists of the following amounts that have not yet been recognized in net periodic benefit cost:

	Pension Plans		Postretirement Plan
	June 30,		June 30,
	2019	2018	2019	2018
Actuarial loss	$(39,793)	$(37,989)	$(754)	$(1,331)
Prior service credit	—	—	—	7

	$(39,793)	$(37,989)	$(754)	$(1,324)

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The following table presents components of net periodic benefit cost for the Pension Plans and Postretirement Plan included in the accompanying combined statements of operations for the years ended June 30, 2019, 2018 and 2017. Service cost is recognized in direct operating expenses and selling, general and administrative expenses. All other components of net periodic benefit cost are reported in Miscellaneous expense, net.

	Pension Plans			Postretirement Plan
	Years Ended June 30,			Years Ended June 30,
	2019	2018	2017	2019	2018	2017
Service cost	$91	$85	$85	$57	$120	$122
Interest cost	5,895	5,231	4,956	150	215	156
Expected return on plan assets	(3,133)	(2,634)	(2,383)	—	—	—
Recognized actuarial loss	1,281	1,219	1,365	5	100	—
Amortization of unrecognized prior service credit	—	—	—	(7)	(37)	(48)
Settlement loss recognized (a)	52	87	—	—	—	—
Other	—	—	—	(1,513)	—	—

Net periodic benefit cost	$4,186	$3,988	$4,023	$(1,308)	$398	$230
Contributory charge to MSG for participation in the Shared Plans and allocation of costs related to the corporate employees	(692)	(724)	(815)	231	(77)	(49)

Net periodic benefit cost reported in combined statements of operations	$3,494	$3,264	$3,208	$(1,077)	$321	$181

(a)

For the years ended June 30, 2019 and 2018, lump-sum payments totaling $343 and $506, respectively, were distributed to vested participants of the non-qualified excess cash balance plan, triggering the recognition of settlement losses in accordance with ASC Topic 715. Due to these pension settlements, the Company was required to remeasure its pension plan liability as of June 30, 2019 and March 31, 2018 for the years ended June 30, 2019 and 2018, respectively. Discount rates used for the projected benefit obligation and interest cost were 3.75% and 3.18% as of June 30, 2019, respectively, and 3.53% and 2.16% as of March 31, 2018, respectively. Additionally, settlement charges of $52 and $87 were recognized in Miscellaneous expense, net for the years ended June 30, 2019 and 2018.

Other pre-tax changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended June 30, 2019, 2018 and 2017 are as follows:

	Pension Plans			Postretirement Plan
	Years Ended June 30,			Years Ended June 30,
	2019	2018	2017	2019	2018	2017
Actuarial gain (loss), net	$(3,137)	$(1,978)	$3,438	$572	$(1,437)	$589
Recognized actuarial loss	1,281	1,219	1,365	5	100	—
Recognized prior service credit	—	—	—	(7)	(37)	(48)
Settlement loss recognized	52	87	—	—	—	—

Total recognized in other comprehensive income (loss)	$(1,804)	$(672)	$4,803	$570	$(1,374)	$541

The estimated net loss for the Pension Plans and Postretirement Plan expected to be amortized from accumulated other comprehensive income (loss) and recognized as a component of net periodic benefit cost over the next fiscal year is $1,342 and $50, respectively.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Funded Status

The accumulated benefit obligation for the Pension Plans aggregated to $173,569 and $161,236 at June 30, 2019 and 2018, respectively. As of June 30, 2019 and 2018, each of the Pension Plans had accumulated benefit obligations and projected benefit obligations in excess of plan assets.

Pension Plans and Postretirement Plan Assumptions

Weighted-average assumptions used to determine benefit obligations (made at the end of the period) as of June 30, 2019 and 2018 are as follows:

	Pension Plans		Postretirement Plan
	June 30,		June 30,
	2019	2018	2019	2018
Discount rate	3.58%	4.19%	3.18%	4.06%
Healthcare cost trend rate assumed for next year	n/a	n/a	6.75%	7.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	n/a	n/a	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	n/a	n/a	2027	2027

Weighted-average assumptions used to determine net periodic benefit cost (made at the beginning of the period) for the years ended June 30, 2019, 2018 and 2017 are as follows:

	Pension Plans			Postretirement Plan
	Years Ended June 30,			Years Ended June 30,
	2019	2018	2017	2019	2018	2017
Discount rate - projected benefit obligation	4.19%	3.81%	3.61%	4.06%	3.54%	3.27%
Discount rate - service cost	4.25%	3.93%	3.74%	4.25%	3.83%	3.53%
Discount rate - interest cost	3.90%	3.32%	2.99%	3.67%	3.05%	2.72%
Expected long-term return on plan assets	3.72%	3.46%	3.38%	n/a	n/a	n/a
Healthcare cost trend rate assumed for next year	n/a	n/a	n/a	7.00%	7.25%	7.25%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	n/a	n/a	n/a	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	n/a	n/a	n/a	2027	2027	2026

The discount rates were determined (based on the expected duration of the benefit payments for the plans) from the Willis Towers Watson U.S. Rate Link: 40-90 Discount Rate Model as of June 30, 2019 and 2018 to select a rate at which the Company believed the plans’ benefits could be effectively settled. This model was developed by examining the yields on selected highly rated corporate bonds. The expected long-term return on plan assets is based on a periodic review and modeling of the plans’ asset allocation structures over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data, forward-looking economic outlook, and economic/financial market theory. The expected long-term rate of return was selected from within the reasonable range of rates determined by (i) historical real returns, net of inflation, for the asset classes covered by the investment policy and (ii) projections of inflation over the long-term period during which benefits are payable to plan participants.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Assumed healthcare cost trend rates are a key assumption used for the amounts reported for the Postretirement Plan. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	Increase (Decrease) in Total of Service and Interest Cost Components for the			Increase (Decrease) in Benefit Obligation at
	Years Ended June 30,			June 30,
	2019	2018	2017	2019	2018
One percentage point increase	$19	$37	$34	$335	$597
One percentage point decrease	(17)	(33)	(30)	(303)	(537)

Plan Assets and Investment Policy

The weighted-average asset allocation of the Pension Plans’ assets at June 30, 2019 and 2018 was as follows:

	June 30,
	2019	2018
Asset Classes (a):
Fixed income securities	81%	81%
Cash equivalents	19%	19%

	100%	100%

(a)	The Company’s target allocation for pension plan assets is 80% fixed income securities and 20% cash equivalents as of June 30, 2019.

Investment allocation decisions have been made by the Company’s Investment and Benefits Committee, which considers investment advice provided by the Company’s external investment consultant. The investment consultant takes into account expected long-term risks, returns, correlation, and other prudent investment assumptions when recommending asset classes and investment managers to the Company’s Investment and Benefits Committee. The investment consultant also considers the pension plans’ liabilities when making investment allocation recommendations. The Company’s Investment and Benefits Committee’s decisions are influenced by asset/liability studies conducted by the external investment consultant who combines actuarial considerations and strategic investment advice. The major investment categories of the pension plan assets are in cash equivalents and long duration fixed income securities that are marked-to-market on a daily basis. As a result, the pension plan assets are subjected to interest-rate risk, specifically to a rising interest rate environment, as the majority of the pension plan assets are invested in long duration fixed income securities. However, the pension plan assets are structured in an asset/liability framework, and consequently, an increase in interest rates would cause a corresponding decrease to the overall liability of the pension plans, thus creating a hedge against rising interest rates. Additional risks involving the asset/liability framework include earning insufficient investment returns to cover future pension plan liabilities and imperfect hedging of such liabilities. In addition, a portion of the long duration fixed income securities portfolio is invested in non-government securities that are subject to credit risk of the issuers who might default on interest and/or principal payments.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Investments at Estimated Fair Value

The cumulative fair values of the individual plan assets at June 30, 2019 and 2018 by asset class are as follows:

	Fair Value Hierarchy	June 30,
		2019	2018
Fixed income securities:
U.S. Treasury Securities	I	$26,238	$20,130
U.S. corporate bonds	II	68,968	61,381
Foreign issued corporate bonds	II	11,436	11,055
Municipal bonds	II	396	353
Money market accounts	I	25,927	22,135

Total investments measured at fair value		$132,965	$115,054

Contributions for Qualified Defined Benefit Pension Plans

During the year ended June 30, 2019, the Company contributed $11,000 to the Cash Balance Pension Plan and $225 to the Union Plan. The Company expects to contribute $7,000 and $260 to the Cash Balance Pension Plan and Union Plan, respectively, in fiscal year 2020.

Estimated Future Benefit Payments

The following table presents estimated future fiscal year benefit payments for the Pension Plans and Postretirement Plan:

	Pension Plans	Postretirement Plan
Fiscal year ending June 30, 2020	$14,050	$350
Fiscal year ending June 30, 2021	7,970	390
Fiscal year ending June 30, 2022	8,000	370
Fiscal year ending June 30, 2023	8,360	370
Fiscal year ending June 30, 2024	8,430	350
Fiscal years ending June 30, 2025 – 2029	44,680	1,820

Defined Contribution Pension Plans

The Company sponsors The Madison Square Garden 401(k) Savings Plan (the “401(k) Plan”) and the MSG S&E, LLC Excess Savings Plan (collectively referred to as the “Savings Plans”). The 401(k) Plan is a multiple employer plan. For the years ended June 30, 2019, 2018 and 2017, expenses related to the Savings Plans, excluding expenses related to MSG employees, that are included in the accompanying combined statements of operations were $8,372, $6,416 and $6,341, respectively. These amounts include $3,300, $2,752 and $3,401 of expenses related to Company’s corporate employees which were allocated to MSG during the years ended June 30, 2019, 2018 and 2017, respectively.

In addition, the Company sponsors The Madison Square Garden 401(k) Union Plan (the “Union Savings Plan”). The Union Savings Plan is a multiple employer plan. For the years ended June 30, 2019, 2018 and 2017, expenses related to the Union Savings Plan included in the accompanying combined statements of operations were $521, $533 and $646, respectively.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Multiemployer Plans

The Company contributes to a number of multiemployer defined benefit pension plans and multiemployer defined contribution pension plans that provide benefits to retired union-represented employees under the terms of collective bargaining agreements (“CBAs”).

Multiemployer Defined Benefit Pension Plans

The multiemployer defined benefit pension plans to which the Company contributes generally provide for retirement and death benefits for eligible union-represented employees based on specific eligibility/participant requirements, vesting periods and benefit formulas. The risks to the Company of participating in these multiemployer defined benefit pension plans are different from single-employer defined benefit pension plans in the following aspects:

•	Assets contributed to a multiemployer defined benefit pension plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to a multiemployer defined benefit pension plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

•

If the Company chooses to stop participating in some of these multiemployer defined benefit pension plans, the Company may be required to pay those plans an amount based on the Company’s proportion of the underfunded status of the plan, referred to as a withdrawal liability. However, cessation of participation in a multiemployer defined benefit pension plan and subsequent payment of any withdrawal liability is subject to the collective bargaining process.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The following table outlines the Company’s participation in multiemployer defined benefit pension plans for the years ended June 30, 2019, 2018 and 2017, and summarizes the contributions that the Company has made during each period. The “EIN” and “Pension Plan Number” columns provide the Employer Identification Number and the three-digit plan number for each applicable plan. The most recent Pension Protection Act zone status available as of June 30, 2019 and 2018 relates to the plan’s two most recent years ended which are indicated. Among other factors, plans in the red zone are generally less than 65% funded, plans in the orange zone are both less than 80% funded and have an accumulated funding deficiency or are expected to have a deficiency in any of the next six plan years, plans in the yellow zone are less than 80% funded, and plans in the green zone are at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates whether a funding improvement plan (“FIP”) for yellow/orange zone plans or a rehabilitation plan (“RP”) for red zone plans is either pending or has been implemented by the trustees of such plan. The zone status and any FIP or RP information is based on information that the Company received from the plan, and the zone status is as certified by the plan’s actuary. The last column lists the expiration date(s) or a range of expiration dates of the CBA to which the plans are subject. There are no other significant changes that affect such comparability.

			PPA Zone Status		FIP/RP Status Pending / Implemented	Madison Square Garden Contributions
			As of June 30,			Years Ended June 30,
Plan Name	EIN	Pension Plan Number	2019	2018		2019	2018	2017	Surcharge Imposed	Expiration Date of CBA
Pension Fund of Local No. 1 of I.A.T.S.E.	13-6414973	001	Green as of 12/31/2017	Green as of 12/31/2016	No	$2,529	$2,377	$2,325	No	6/30/2020 –5/1/2023
All Other Multiemployer Defined Benefit Pension Plans						3,234	3,055	3,044

						$5,763	$5,432	$5,369

The Company was listed in the following plans’ Form 5500’s as providing more than 5 percent of the total contributions for the following plans and plan years:

Fund Name	Year Contributions to Plan Exceeded 5 Percent of Total Contributions (As of Plan’s Year-End)
Pension Fund of Local No. 1 of I.A.T.S.E	December 31, 2017, 2016 and 2015
Pension Fund of Wardrobe Attendants Union Local 764	December 31, 2015
32BJ/Broadway League Pension Fund	December 31, 2017, 2016 and 2015
Treasurers and Ticket Sellers Local 751 Pension Fund	August 31, 2018, 2017 and 2016
I.A.T.S.E Local No. 33 Pension Trust Fund	December 31, 2017 and 2016

Multiemployer Defined Contribution Pension Plans

The Company contributed $6,699, $6,313 and $5,959 for the years ended June 30, 2019, 2018 and 2017, respectively, to multiemployer defined contribution pension plans.

Note 12. Share-based Compensation

Certain employees of the Company have historically participated in the share-based compensation plan of MSG (“MSG Employee Stock Plan”). The plan provides for discretionary grants of incentive stock options and non-qualified stock options, restricted shares, restricted stock units, performance stock units, stock appreciation

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

rights and other share-based awards. All awards granted under the plan will settle in shares of MSG’s Class A Common Stock, or, at the option of the Compensation Committee of the MSG Board of Directors, in cash. As such, all related equity account balances remained at the MSG level, with only the expenses for the awards provided to the Company’s direct employees, net of expenses related to the Company’s corporate employees who participate in the plans that were charged to MSG, recorded in the combined financial statements.

Share-based Compensation Expense

Share-based compensation expense is generally recognized straight-line over the vesting term of the award, which typically provides for three-year cliff or graded vesting subject to continued employment. For awards that are graded vesting and subject to performance conditions to satisfy tax deductibility for executive officers, in addition to continued employment, the Company uses the graded-vesting method to recognize share-based compensation expense.

Share-based compensation expense was recognized in the combined statements of operations as a component of direct operating expenses or selling, general and administrative expenses. The following table presents the share-based compensation expense recorded during the years ended June 30, 2019, 2018 and 2017.

	Years Ended June 30,
	2019	2018	2017
Nonperformance and performance based RSUs (a)	$31,509	$26,780	$22,182
Stock options	3,892	506	—

Total share-based compensation expense	$35,401	$27,286	$22,182

(a)

The share-based compensation expense reported for the years ended June 30, 2018 and 2017 includes expense associated with MSG Networks’ RSUs granted to the Company’s employees prior to the 2015 Distribution.

As of June 30, 2019, there was $81,424 of unrecognized compensation cost related to unvested restricted stock units and performance stock units, collectively referred to as “RSUs”, held by the Company’s employees. The cost is expected to be recognized over a weighted-average period of approximately 2.2 years for unvested RSUs. In addition, the Company had $26,823 of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over approximately 3.1 years as of June 30, 2019. For the year ended June 30, 2019, the Company capitalized $3,946 of share-based compensation expense. There were no costs related to share-based compensation that were capitalized for the years ended June 30, 2018 and 2017.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Restricted Stock Units Award Activity

The following table summarizes activity related to MSG’s RSUs held by the Company’s employees for the year ended June 30, 2019:

	Number of		Weighted- Average Fair Value Per Share At Date of Grant
	Nonperformance Based Vesting RSUs	Performance Based Vesting RSUs
Unvested award balance as of June 30, 2018	193	264	$192.04
Granted	151	157	$304.56
Vested	(115)	(46)	$184.24
Forfeited	(14)	(21)	$235.44

Unvested award balance as of June 30, 2019	215	354	$252.51

The fair value of RSUs that vested during the year ended June 30, 2019 was $48,416. Upon delivery, RSUs granted under the MSG Employee Stock Plan were net share-settled to cover the required statutory tax withholding obligations. To fulfill the employees’ statutory minimum tax withholding obligations for the applicable income and other employment taxes, 61 of these RSUs, with an aggregate value of $18,565, were retained by MSG.

The fair value of RSUs that vested during the years ended June 30, 2018 and 2017 was $74,857 and $15,810, respectively. The weighted-average fair value per share at grant date of RSUs granted during the years ended June 30, 2018 and 2017 was $213.99 and $172.11, respectively.

Stock Options Award Activity

The following table summarizes activity related to MSG’s stock options held by the Company’s employees for the year ended June 30, 2019:

	Number of	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
	Time Vesting Options
Balance as of June 30, 2018	94	$210.13
Granted	449	$349.57

Balance as of June 30, 2019	543	$325.47	7.06	$6,550

Exercisable as of June 30, 2019	31	$210.13	8.47	$2,183

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

During the year ended June 30, 2019, MSG granted 449 stock options that consisted of market priced stock options and premium priced stock options. The exercise prices of the premium priced stock options were set at a 10% and a 25% premium from the closing stock price at the date of grant. These stock options vest ratably over four years and are being expensed on a straight-line basis over the vesting period. The maximum contractual term is 7.5 years. Management calculated the fair value of the market priced options on the date of grant using the Black-Scholes option pricing model and the premium priced options using the Monte Carlo Simulation. The following are key assumptions used to calculate the weighted-average grant date fair value of the stock options:

	Market Price	10% Premium	25% Premium
Weighted-average grant date fair value	$79.99	$69.33	$55.64
Expected term	4.98 years	5.10 years	5.29 years
Expected volatility	22.11%	22.11%	22.11%
Risk-free interest rate	3.02%	3.11%	3.11%

The expected terms of the premium priced options were estimated using the simplified method but takes into account that the options are out-of-the-money at grant date and therefore likely to be exercised later. The risk-free interest rate for the premium priced options was determined using a 7.50 year rate, different from the 4.98 year rate used to determine the market priced stock options.

Note 13. Related Party Transactions

Members of the Dolan family are the controlling stockholders of Spinco, MSG, MSG Networks and AMC Networks Inc. (“AMC Networks”).

The Company has various agreements with MSG Networks, including an advertising sales representation agreement and a services agreement (the “Services Agreement”). Pursuant to the Services Agreement, which is effective July 1, 2018, the Company provides certain services to MSG Networks, such as information technology, accounts payable and payroll, human resources, and other corporate functions, as well as the executive support services described below, in exchange for service fees. In connection with the expiration of the Services Agreement on June 30, 2019, the Company entered into an interim agreement with MSG Networks, pursuant to which the parties are providing the same services on the same terms.

The Company shares certain executive support costs, including office space, executive assistants, security and transportation costs, for (i) the Company’s Executive Chairman and Chief Executive Officer with MSG Networks and (ii) the Company’s Vice Chairman with MSG Networks and AMC Networks.

On June 16, 2016, the Company entered into an arrangement with the Dolan Family Office, LLC (“DFO”), an entity owned and controlled by Charles F. Dolan, AMC Networks and MSG Networks providing for the sharing of certain expenses associated with executive office space which is available to James L. Dolan (the Executive Chairman, Chief Executive Officer and a director of the Company and MSG, the Executive Chairman and a director of MSG Networks, and a director of AMC Networks), Charles F. Dolan (the father of James L. Dolan and the Executive Chairman and a director of AMC Networks and a director of MSG and MSG Networks), and the DFO, which is controlled by Charles F. Dolan. Effective September 2018, the Company is no longer party to this arrangement.

The Company is a party to various Aircraft Support Services Agreements (the “Support Agreements”), pursuant to which the Company provides certain aircraft support services to entities controlled by (i) the Company’s Executive Chairman, Chief Executive Officer and a director, (ii) Charles F. Dolan, and (iii) Patrick F.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Dolan, the son of Charles F. Dolan and brother of James L. Dolan. On December 17, 2018, the Company terminated the agreement providing services to the entity controlled by Charles F. Dolan, and entered into a new agreement with Charles F. Dolan and certain of his children, who are siblings of James L. Dolan specifically: Thomas C. Dolan, Deborah Dolan-Sweeney, Patrick F. Dolan, Marianne Dolan Weber, and Kathleen M. Dolan, which provides substantially the same services as the prior agreement for a new aircraft.

The Company is party to reciprocal time sharing/dry lease agreements with each of (i) Quart 2C, LLC (“Q2C”), a company controlled by the Company’s Executive Chairman, Chief Executive Officer and a director, and Kristin A. Dolan, his spouse, and (ii) Charles F. Dolan, and Sterling Aviation, LLC, a company controlled by Charles F. Dolan (collectively, “CFD”), pursuant to which the Company has agreed from time to time to make its aircraft available to each of Q2C and CFD, and Q2C and CFD have agreed from time to time to make their aircraft available to the Company. Pursuant to the terms of the agreements, Q2C and/or CFD may lease on a non-exclusive, “time sharing” basis, the Company’s Gulfstream Aerospace G550 aircraft (the “G550 Aircraft”). On December 17, 2018, in connection with the purchase of a new aircraft (as noted above), the Company replaced the dry lease agreement with CFD with a new dry lease agreement with Sterling2k LLC, an entity owned and controlled by Deborah Dolan-Sweeney, the daughter of Charles F. Dolan and the sister of the Company’s Executive Chairman and Chief Executive Officer, which provides for the Company’s usage of the new aircraft.

On May 6, 2019 the Company entered into a dry lease agreement with Brighid Air, LLC (“Brighid Air”), a company owned and controlled by Patrick F. Dolan, the son of Charles F. Dolan and the brother of James L. Dolan, pursuant to which the Company may lease on a non-exclusive basis Brighid Air’s Bombardier BD100-1A10 Challenger 350 aircraft (the “Challenger”). In connection with the dry lease agreement, on May 6, 2019 the Company also entered into a Flight Crew Services Agreement (the “Flight Crew Agreement”) with the DFO, an entity owned and controlled by Charles F. Dolan, pursuant to which the Company may utilize pilots employed by DFO for purposes of flying the Challenger when the Company is leasing that aircraft under the Company’s dry lease agreement with Brighid Air.

The Company and each of MSG Networks and AMC Networks are party to certain aircraft time sharing agreements, pursuant to which the Company has agreed from time to time to make aircraft available to MSG Networks and/or AMC Networks for lease on a “time sharing” basis. Additionally, the Company, MSG Networks and AMC Networks have agreed on an allocation of the costs of certain helicopter use by their shared executives.

In addition to the aircraft arrangements described above, certain executives of the Company are party to aircraft time sharing agreements, pursuant to which the Company has agreed from time to time to make certain aircraft available for lease on a “time sharing” basis for personal use in exchange for payment of actual expenses of the flight (as listed in the agreement).

From time to time the Company enters into arrangements with 605, LLC. James L. Dolan, the Company’s Executive Chairman, Chief Executive Officer and a director, and his spouse, Kristin A. Dolan, own 50% of 605, LLC. Kristin A. Dolan is also the founder and Chief Executive Officer of 605, LLC. 605, LLC provides audience measurement and data analytics services to the Company and its subsidiaries in the ordinary course of business.

As of June 30, 2019, BCE had $637 of notes payable. See Note 10 for further information.

The Company also has certain arrangements with its nonconsolidated affiliates. See Note 5 for information on outstanding loans provided by the Company to its nonconsolidated affiliates. Additionally, the Company entered into certain commercial agreements with its nonconsolidated affiliates in connection with MSG Sphere. As of June 30, 2019, the Company recorded approximately $14,000 of capital expenditures in connection with services provided to the Company under these agreements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Revenues and Operating Expenses

The following table summarizes the composition and amounts of the transactions with the Company’s affiliates. These amounts are reflected in revenues and operating expenses in the accompanying combined statements of operations for the years ended June 30, 2019, 2018 and 2017:

	Years Ended June 30,
	2019	2018	2017
Revenues	$18,259	$16,187	$16,238
Operating expenses (credits):
Revenue sharing expenses	$145,723	$141,897	$128,616
Allocation of charges for venue usage to MSG	(47,093)	(48,728)	(54,137)
Corporate general and administrative expenses, net — MSG	(116,551)	(110,674)	(111,650)
Corporate general and administrative expenses, net — MSG Networks	(10,362)	(9,961)	(9,832)
Consulting fees	1,792	3,929	3,943
Advertising expenses	1,037	993	1,249
Other operating expenses (credits), net	(198)	647	(153)

Revenues

Revenues from related parties primarily consist of commissions earned in connection with the advertising sales representation agreement pursuant to which the Company has the exclusive right and obligation to sell MSG Networks’ advertising availabilities. In addition, amounts disclosed above include the Company’s share of revenues earned from sponsorship agreements that were entered into by MSG and include performance obligations satisfied by both the Company and MSG.

In addition, the Company and Tribeca Enterprises have a service agreement pursuant to which the Company provides marketing inventory, advertising sales and consulting services to Tribeca Enterprises for a fee. The Company is also a party to certain commercial arrangements with AMC Networks and its subsidiaries.

Revenue sharing expenses

Revenue for the Company’s suite license arrangements and venue signage and sponsorship agreements entered into by the Company is recorded on a gross basis. MSG’s share of the Company’s revenue related to such arrangements is recognized as a component of direct operating expenses. See Note 3 for more information.

Allocation of Charges for Venue Usage to MSG

For purposes of the Company’s combined financial statements, the Company allocates to MSG certain expenses for the usage of The Garden, which are reported as a reduction of direct operating expense in the accompanying combined statements of operations. See Note 2 for more information.

Corporate General and Administrative Expenses, net — MSG

Allocations of corporate overhead and shared services expense were recorded by both the Company and MSG for corporate and operational functions based on direct usage or the relative proportion of revenue, headcount or other measures of the Company or MSG. The Company’s corporate overhead expenses primarily related to centralized functions, including executive management, finance, treasury, tax, internal audit, legal, information technology, human resources and risk management functions.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Corporate General and Administrative Expenses, net — MSG Networks

The Company’s corporate overhead expenses that are charged to MSG Networks are primarily related to centralized functions, including executive compensation, finance, treasury, tax, internal audit, legal, information technology, human resources and risk management functions.

For the years ended June 30, 2019 and 2018, Corporate general and administrative expense, net — MSG Networks reflects charges from the Company to MSG Networks under the Services Agreement of $10,467 and $9,969, respectively. Furthermore, for the year ended June 30, 2017, Corporate general and administrative expense, net — MSG Networks reflects charges from the Company to MSG Networks under a transition services agreement (“TSA”) of $8,507, net of general and administrative costs charged to the Company by MSG Networks, under the TSA, which was replaced by the Services Agreement effective July 1, 2017.

Consulting Fees

On December 5, 2018, the Company’s joint venture interest in AMSGE was sold to Azoff Music, which resulted in the Company no longer being an owner of AMSGE (renamed The Azoff Company). Accordingly, The Azoff Company is not a related party of the Company, and thus the related party transactions disclosed herein that relate to AMSGE were recognized prior to December 5, 2018. Prior to the sale of AMSGE, the Company paid AMSGE and its nonconsolidated affiliates for advisory and consulting services that AMSGE and its nonconsolidated affiliates provided to the Company, and for the reimbursement of certain expenses in connection with such services. In the fourth quarter of fiscal year 2016, the Company paid $5,000 to AMSGE for work performed towards securing the right to lease property to be developed in Las Vegas. The Company began amortizing this cost during the three months ended September 30, 2018. That carrying amount is included in other assets in the accompanying combined balance sheets as of June 30, 2019 and 2018.

Advertising Expenses

The Company incurs advertising expenses for services rendered by its related parties, primarily MSG Networks, most of which are related to the utilization of advertising and promotional benefits by the Company.

Other Operating Expenses (Credits), net

The Company and its related parties enter into transactions with each other in the ordinary course of business. Amounts charged to the Company for other transactions with its related parties are net of amounts charged by the Company to the Knickerbocker Group, LLC, an entity owned by James L. Dolan, the Executive Chairman, Chief Executive Officer and a director of the Company and MSG, for office space equal to the allocated cost of such space and the cost of certain technology services. In addition, other operating expenses include net charges relating to (i) reciprocal aircraft arrangements between the Company and each of Q2C and CFD and (ii) time sharing agreements with MSG Networks and AMC Networks.

Nonoperating Expense

Miscellaneous expense, net includes a contributory charge to MSG related to the participation of MSG and corporate employees in the Shared Plans and Postretirement Plan, in the amounts $451, $777 and $839, for the years ended June 30, 2019, 2018 and 2017, respectively.

Cash Management

MSG uses a centralized approach to cash management and financing of operations. The Company and other MSG or MSG subsidiaries’ cash was available for use and was regularly “swept” historically. Transfers of cash

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

both to and from MSG are included as components of MSG investment on the combined statements of divisional equity. The main components of the net transfers (to)/from MSG are cash pooling/general financing activities, various expense allocations to/from MSG, and receivables/payables from/to MSG deemed to be effectively settled upon the distribution of the Company by MSG.

MSG Investment

All significant balances and transactions among Spinco and MSG and its subsidiaries, which include allocations of corporate general and administrative expenses, share-based compensation expense and other historical intercompany activities, are recorded as components of Divisional Equity. As the books and records of Spinco were not kept on a separate basis from MSG, the determination of the average net balance due to or from MSG is not practicable.

Note 14. Accumulated Other Comprehensive Loss

The following table details the components of accumulated other comprehensive loss:

	Pension Plans and Postretirement Plan	Cumulative Translation Adjustments	Unrealized Loss on Available-for-sale Securities	Accumulated Other Comprehensive Loss
Balance as of June 30, 2018	$(40,846)	$(502)	$(5,570)	$(46,918)
Reclassification of unrealized loss on available-for-sale securities (a)	—	—	5,570	5,570
Other comprehensive loss before reclassifications	(2,565)	(4,341)	—	(6,906)
Amounts reclassified from accumulated other comprehensive loss (b)	1,331	—	—	1,331

Other comprehensive loss	(1,234)	(4,341)	—	(5,575)

Balance as of June 30, 2019	$(42,080)	$(4,843)	$—	$(46,923)

	Pension Plans and Postretirement Plan	Cumulative Translation Adjustments	Unrealized Gain (Loss) on Available-for-sale Securities	Accumulated Other Comprehensive Loss
Balance as of June 30, 2017	$(39,408)	$—	$5,293	$(34,115)
Reclassification of stranded tax effects (c)	608	—	1,232	1,840
Other comprehensive loss before reclassifications	(3,415)	(502)	(12,095)	(16,012)
Amounts reclassified from accumulated other comprehensive loss (b)	1,369	—	—	1,369

Other comprehensive loss	(2,046)	(502)	(12,095)	(14,643)

Balance as of June 30, 2018	$(40,846)	$(502)	$(5,570)	$(46,918)

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

	Pension Plans and Postretirement Plan	Cumulative Translation Adjustments	Unrealized Gain on Available-for-sale Securities	Accumulated Other Comprehensive Loss
Balance as of June 30, 2016	$(42,611)	$—	$—	$(42,611)
Other comprehensive income before reclassifications, before income taxes	4,027	—	9,629	13,656
Amounts reclassified from accumulated other comprehensive loss, before income taxes (b)	1,317	—	—	1,317
Income tax expense	(2,141)	—	(4,336)	(6,477)

Other comprehensive income	3,203	—	5,293	8,496

Balance as of June 30, 2017	$(39,408)	$—	$5,293	$(34,115)

(a)

As of July 1, 2018, upon adoption of ASU No. 2016-01, the Company recorded a transition adjustment to reclassify accumulated other comprehensive loss associated with its investment in Townsquare in the amount of $2,466 pre-tax ($5,570, net of tax) to MSG investment. See Notes 2 and 9 for more information on the Company’s adoption of ASU No. 2016-01 related to its investment in Townsquare and its impact on the Company’s operating results for the year ended June 30, 2019.

(b)

Amounts reclassified from accumulated other comprehensive loss represent the amortization of net actuarial loss and net unrecognized prior service credit included in net periodic benefit cost, which is reflected in Miscellaneous expense, net in the accompanying combined statements of operations (see Note 11).

(c)

During the fourth quarter of 2018, the Company elected to early adopt ASU No. 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allowed the Company to reclassify the stranded income tax effects resulting from the Tax Cuts and Jobs Act from accumulated other comprehensive loss to MSG investment.

Note 15. Income Taxes

During the periods presented in the combined financial statements, the Company did not file separate income tax returns. The Company was included in the federal and state income tax returns of MSG for all periods presented. The income tax expense or benefit presented has been determined on a separate return basis as if the Company filed a separate income tax return.

Income tax expense (benefit) is comprised of the following components:

	Years Ended June 30,
	2019	2018	2017
Current expense:
State and other	$814	$440	$—

	814	440	—

Deferred benefit:
Federal	(350)	(17,288)	(5,090)
State and other	(21)	(13,982)	(2,721)

	(371)	(31,270)	(7,811)

Income tax expense (benefit)	$443	$(30,830)	$(7,811)

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The income tax expense (benefit) differs from the amount derived by applying the statutory federal rate to pre-tax loss principally due to the effect of the following items:

	Years Ended June 30,
	2019	2018	2017
Federal tax benefit at statutory federal rate (a)	$(6,236)	$(6,078)	$(42,148)
State income tax expense (benefit), net of federal effect	951	(2,741)	(11,368)
Change in the estimated applicable corporate tax rate used to determine deferred taxes	(454)	—	638
Impact of federal tax reform on deferred taxes (b)	—	33,852	—
Nondeductible officers’ compensation (c)	7,655	—	355
Noncontrolling interests	2,571	1,053	1,423
Change in valuation allowance (d)	(71)	(58,705)	48,898
Excess tax benefit related to share-based payment awards	(3,376)	(1,306)	—
Gains in other comprehensive income	—	—	(6,477)
Nondeductible expenses and other	(597)	3,095	868

Income tax expense (benefit)	$443	$(30,830)	$(7,811)

(a)

On December 22, 2017, the enactment of the Tax Cuts and Jobs Act (“TCJA”) significantly changed U.S. tax law and included a reduction in the corporate federal income tax rate from 35% to 21% effective January 1, 2018. Since the Company did not have any current federal tax expense for the year ended June 30, 2018, the federal rate of 21% was used for the entire year.

(b)

In connection with the enactment of the TCJA, during the year ended June 30, 2018, the Company remeasured deferred tax assets and deferred tax liabilities as of the beginning of the fiscal year 2018 to reflect the lower federal tax rate of 21%.

(c)

The TCJA included changes to Internal Revenue Code Section 162(m), including elimination of the exception for qualified performance-based compensation over the $1,000 annual limit. Accordingly, effective January 1, 2018, all compensation for certain officers in excess of $1,000 is generally nondeductible.

(d)

For the year ended June 30, 2018, the valuation allowance was revalued under provisions contained in the TCJA, including a reduction in the valuation allowance of $66,199 resulting from the change which provides that future federal NOLs have an unlimited carry forward period. This reduction in the valuation allowance was partially offset by an increase of $7,494 relating to current operations.

On December 22, 2017, new tax legislation, commonly referred to as the TCJA, was enacted, which significantly changed the existing U.S. tax laws, including a reduction in the corporate federal income tax rate from 35% to 21% effective January 1, 2018. During the second quarter of fiscal year 2018, the Company was required to recognize the effect of tax law changes in the period of enactment even though certain key aspects of the new law became effective January 1, 2018.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities at June 30, 2019 and 2018 are as follows:

	June 30,
	2019	2018
Deferred tax asset:
Net operating loss carryforwards	$121,525	$124,500
Tax credit carryforwards	6,190	785
Accrued employee benefits	30,627	36,765
Restricted stock units and stock options	12,280	11,422
Other	—	7,744

Total deferred tax assets	$170,622	$181,216
Less valuation allowance	(117,679)	(131,104)

Net deferred tax assets	$52,943	$50,112

Deferred tax liabilities:
Prepaid expenses	$(4,329)	$(3,603)
Investments	(10,921)	(16,211)
Property and equipment	(18,596)	(13,093)
Intangible and other assets	(40,220)	(40,550)
Other	(1,850)	—

Total deferred tax liabilities	$(75,916)	$(73,457)

Net deferred tax liability	$(22,973)	$(23,345)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company’s ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income to allow for the utilization of its NOLs and future deductible temporary differences. At this time, based on current facts and circumstances, management believes that it is more likely than not that the Company will not realize the benefit for a portion of its deferred tax asset. Accordingly, a partial valuation allowance has been recorded.

Certain adjustments to the net deferred tax liability will be recorded as adjustments to equity as of the Distribution date. Deferred tax assets and deferred tax liabilities presented have been measured using the estimated applicable corporate tax rates that differ from MSG historical rates primarily due to different state and local apportionment factors.

The Company has not recorded any liability for uncertain tax positions as of June 30, 2019 and 2018.

MSG was notified during the third quarter of fiscal year 2018 that the Internal Revenue Service (“IRS”) was commencing an examination of MSG’s federal income tax returns as filed for the tax year ended June 30, 2016. In October 2019, MSG was informed by the IRS that the audit resulted in no changes.

Note 16. Concentrations of Risk

Financial instruments that may potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are invested in commercial paper, money market accounts and time deposits. The Company monitors the financial institutions and money market funds where it invests its cash and cash equivalents with diversification among counterparties

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

to mitigate exposure to any single financial institution. The Company’s emphasis is primarily on safety of principal and liquidity and secondarily on maximizing the yield on its investments.

The following individual non-affiliated customers accounted for the following percentages of the Company’s combined accounts receivable balances:

	June 30,
	2019	2018
Customer A (a)	14%	4%

(a)	A receivable from Customer A as of June 30, 2019 is primarily due to timing of cash receipts.

The Company did not have any non-affiliated customer that represented 10% or more of its combined revenues for the years ended June 30, 2019, 2018 and 2017.

As of June 30, 2019, approximately 6,500 full-time and part-time employees, who represent approximately 58% of the Company’s workforce, are subject to CBAs. Approximately 14% are subject to CBAs that expired as of June 30, 2019 and approximately 37% are subject to CBAs that will expire by June 30, 2020 if they are not extended prior thereto.

Note 17. Acquisitions

BCE Acquisition

On July 1, 2016, in connection with the Company’s strategy to broaden its live experience offerings, the Company acquired a controlling interest in BCE, the entertainment production company that owns and operates the Boston Calling Music Festival. The Company acquired net tangible assets of $2,221. In addition, based on the purchase price allocation, the Company recognized $11,610 of amortizable intangible assets and $12,728 of goodwill, which are reflected on the Company’s combined balance sheets as of June 30, 2019 and 2018. See Note 6 for more information regarding the Company’s intangible assets and goodwill. The estimated fair value of the nonredeemable noncontrolling interest of $11,394 was recognized based on the present value of future cash flows, adjusted for the lack of control and lack of marketability associated with the nonredeemable noncontrolling interests and was classified within Level III of the fair value hierarchy as they were valued using unobservable inputs. An additional escrow payment in the amount of $1,750 was made for potential earn-out. The amounts of revenue and net income (excluding the impact of purchase price accounting adjustments of $905) of BCE since the acquisition date included in the Company’s combined statements of operations for the reporting period of fiscal year 2017 were approximately $16,000 and $1,500, respectively.

Tao Group Hospitality Acquisition

In connection with the Company’s strategy to broaden its portfolio of live offerings, on January 31, 2017 the Company entered into a transaction agreement pursuant to which it acquired a 62.5% common equity interest and a preferred equity interest in Tao Group Hospitality, which indirectly owns all of the equity of TAOG. Tao Group Hospitality is engaged in the management and operation of restaurants, nightlife and hospitality offerings. The initial purchase price of $178,627, including $8,746 to acquire preferred equity in Tao Group Hospitality, was net of cash acquired of $11,344 and subject to customary working capital adjustments. In addition, the Company will be responsible to pay an earn-out of up to approximately $25,500, if certain performance conditions based upon earnings growth are met during the first five years following the transaction. The Company recorded $7,900 as the initial fair value of contingent consideration liabilities as a part of the purchase price accounting. Subsequently, the fair value of contingent consideration liabilities was reduced by $4,330 and

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

$2,360 in fiscal year 2019 and 2018, respectively. See Note 9 for more information regarding the contingent consideration liabilities for the earn-out arisen from this acquisition.

The Company’s purchase price allocation for the Tao Group Hospitality presented below, includes measurement period adjustments (“MPAs”) of $1,610 and $7,227 in fiscal years 2018 and 2017, respectively, which primarily relate to accrued liabilities as of the acquisition date.

Cash and cash equivalents	$11,344
Accounts receivable	5,315
Prepaid expenses	1,167
Other current assets	41,009
Property and equipment	53,411
Amortizable intangible assets	238,253
Other assets	1,642
Accounts payable	(7,046)
Accrued expenses and other current liabilities	(37,390)
Long-term loan payable, net of deferred financing costs	(105,292)
Other long-term liabilities	(8,125)

Total identifiable net assets acquired	194,288
Goodwill (a)	88,583
Redeemable noncontrolling interests (b)	(85,000)

Total estimated consideration, including potential future contingent consideration	$197,871

(a)	Goodwill recognized in this acquisition is deductible for tax purposes.
(b)

The minority shareholders holding the remaining 37.5% of Tao Group Hospitality have various forms of put options that may be exercised upon the occurrence of certain conditions. If such an option is exercised prior to January 31, 2022, it would require the Company to purchase the equity of Tao Group Hospitality at fair market value (subject, in certain cases, to mandatory discounts) as determined by the parties or by a third-party appraisal pursuant to the terms of the Tao Group Hospitality operating agreement. If such an option is exercised after January 31, 2022, it would require Tao Group Hospitality to purchase the equity at fair market value as determined by the parties or by a third-party appraisal pursuant to the terms of the Tao Group Hospitality operating agreement. The Company may elect to satisfy this Tao Group Hospitality obligation through a sale of Tao Group Hospitality. In addition, the Company has a call option to purchase the remaining 37.5% equity of Tao Group Hospitality at fair market value after the fifth anniversary of the acquisition date, or earlier if certain conditions are met. Both put and call options can be settled at the Company’s discretion in cash, debt or Class A common stock (of MSG prior to the Distribution and the Company following the Distribution), subject to certain limitations. The ultimate amount paid upon the exercise of a put or call option will likely be different from the estimated fair value, given the calculations required pursuant to the Tao Group Hospitality operating agreement.

Amortizable intangible assets, goodwill, inventory, property and equipment, redeemable noncontrolling interests and the fair value of contingent consideration that arose from this acquisition were classified within Level III of the fair value hierarchy as they were valued using unobservable inputs, reflecting the Company’s best estimate of what hypothetical market participants would use to determine the value of acquired assets at the reporting date based on the best information available in the circumstances. When a determination is made to classify items within Level III of the fair value hierarchy, the evaluation is based upon the significance of the unobservable inputs to the overall fair value measurement. See Note 6 for more information regarding the

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Company’s intangible assets and goodwill and Note 9 for more information regarding the fair value of the Company’s contingent consideration liabilities arisen from this acquisition.

The initial estimated fair value of the redeemable noncontrolling interests at the time of acquisition was based on the option pricing method, adjusted for lack of marketability associated with the redeemable noncontrolling interests and was classified within Level III of the fair value hierarchy as they were valued using unobservable inputs. This methodology differs in important respects from, and is likely to generate a different result than, the calculations required pursuant to the Tao Group Hospitality operating agreement to determine the price paid upon a put or call of Tao Group Hospitality interests.

Unaudited Pro Forma Disclosure

See Note 2 for discussion of the Company’s consolidation of Tao Group Hospitality on a three-month lag basis. The amounts of revenues and net income (excluding the impact of purchase price accounting adjustments of $11,713) attributable to Tao Group Hospitality since the acquisition date included in the Company’s combined statements of operations for the fiscal year 2017 were $34,332 and $58, respectively. Tao Group Hospitality’s net income for the fiscal year 2017 includes recurring management fees of $833 due to the Company, which is eliminated in the Company’s combined financial statements, as well as interest expense of $1,702 associated with the 2017 Tao Credit Agreement and depreciation and amortization expense of $1,064.

The unaudited pro forma information presented below illustrates the estimated impact of the Tao Group Hospitality acquisition on the Company’s revenue and net income (loss) as if the acquisition, as described above, occurred on July 1, 2015. The unaudited pro forma information below includes the historical statements of operations of Tao Group Hospitality for the year ended March 31, 2017 combined with the Company’s combined statements of operations for the year ended June 30, 2017. Due to the nature of various pro forma adjustments, as discussed below, the pro forma results attributable to Tao Group Hospitality do not equal to what Tao Group Hospitality’s results would have been had Tao Group Hospitality reported on a stand-alone basis. Furthermore, the unaudited pro forma financial information presented below does not reflect any impact that may be achieved by the combined business, such as expected savings from the restructured management compensation at Tao Group Hospitality, and is presented for comparative purposes only. It is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated on July 1, 2015 or that may result in the future.

Revenues	$912,295
Net loss attributable to the Company	(100,265)

The historical financial information has been adjusted to reflect various purchase accounting adjustments, such as depreciation and amortization expenses associated with property and equipment and intangible assets, as well as pro forma interest expense adjustments to reflect the Company’s new capital structure related to the senior secured term loan facility and income taxes. In addition, the pro forma information for the year ended June 30, 2017 excludes the impact of the Company’s and Tao Group Hospitality’s acquisition-related expenses as these items would have been reflected in the year ended June 30, 2016 as if the acquisition had been completed on July 1, 2015.

Other Acquisition-Related Activities

For the year ended June 30, 2017, the Company recognized $7,153 of acquisition-related expenses in connection with the Tao Group Hospitality acquisition within selling, general and administrative expenses in the accompanying combined statements of operations.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

In addition, in connection with this transaction, TAOIH, a subsidiary of Tao Group Hospitality, TAOG and certain of its subsidiaries obtained the 2017 Tao Credit Agreement, which consisted of a five-year term senior secured term loan facility of $110,000 from a third-party group of lenders to fund the acquisition of Tao Group Hospitality and a senior secured revolving credit facility of up to $12,000 with a term of five years for working capital and general corporate purposes of TAOG. These credit facilities were provided without recourse to the Company or any of its affiliates (other than TAOIH and its subsidiaries). The 2017 Tao Credit Agreement was terminated on May 23, 2019 and replaced by Tao Senior Credit Agreement and Tao Subordinated Credit Agreement. See Note 10 for more information regarding these credit facilities.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

		(Additions) / Deductions
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended June 30, 2019
Allowance for doubtful accounts	$(777)	$(1,456)	$—	$419	$(1,814)
Deferred tax valuation allowance	(131,104)	(375)	13,800	—	(117,679)

	$(131,881)	$(1,831)	$13,800	$419	$(119,493)

Year ended June 30, 2018
Allowance for doubtful accounts	$(587)	$(561)	$—	$371	$(777)
Deferred tax valuation allowance (a)	(190,125)	58,212	809	—	(131,104)

	$(190,712)	$57,651	$809	$371	$(131,881)

Year ended June 30, 2017
Allowance for doubtful accounts	$(1,205)	$29	$—	$589	$(587)
Deferred tax valuation allowance	(145,739)	(44,371)	(15)	—	(190,125)

	$(146,944)	$(44,342)	$(15)	$589	$(190,712)

(a)

For the year ended June 30, 2018, the valuation allowance was revalued under provisions contained in the TCJA, including a reduction in the valuation allowance of $66,199 resulting from the change which provides that future federal NOLs have an unlimited carry forward period. This reduction in the valuation allowance was partially offset by an increase of $7,494 relating to current operations.

COMBINED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 (UNAUDITED)

AND JUNE 30, 2019 AND FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2018

(UNAUDITED)

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

COMBINED BALANCE SHEETS

(in thousands)

	December 31, 2019	June 30, 2019
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$997,677	$1,082,055
Restricted cash	17,898	10,010
Short-term investments	113,020	108,416
Accounts receivable, net	90,497	81,044
Net related party receivables	1,853	1,722
Prepaid expenses	32,982	24,067
Other current assets	44,284	39,430

Total current assets	1,298,211	1,346,744
Investments and loans to nonconsolidated affiliates	63,241	84,560
Property and equipment, net of accumulated depreciation and amortization of $779,319 and $732,268 as of December 31, 2019 and June 30, 2019, respectively	1,535,179	1,349,122
Right-of-use lease assets	240,728	—
Amortizable intangible assets, net	162,498	214,391
Indefinite-lived intangible assets	65,421	65,421
Goodwill	165,558	165,558
Other assets	49,157	89,963

Total assets	$3,579,993	$3,315,759

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND DIVISIONAL EQUITY
Current Liabilities:
Accounts payable	$40,703	$23,974
Net related party payables, current	28,530	18,911
Current portion of long-term debt, net of deferred financing costs	4,792	6,042
Accrued liabilities:
Employee related costs	62,530	82,411
Other accrued liabilities	107,170	88,614
Operating lease liabilities, current	50,829	—
Collections due to promoters	60,815	67,212
Deferred revenue	186,438	186,883

Total current liabilities	541,807	474,047
Related party payables, noncurrent	—	172
Long-term debt, net of deferred financing costs	31,160	48,556
Operating lease liabilities, noncurrent	189,127	—
Defined benefit and other postretirement obligations	33,255	41,318
Other employee related costs	17,270	15,703
Deferred tax liabilities, net	23,488	22,973
Other liabilities	54,971	59,525

Total liabilities	891,078	662,294

Commitments and contingencies (see Note 8)
Redeemable noncontrolling interests	66,223	67,627
Company Divisional Equity:
MSG Investment	2,638,955	2,618,971
Accumulated other comprehensive loss	(33,070)	(46,923)

Total Company divisional equity	2,605,885	2,572,048
Nonredeemable noncontrolling interests	16,807	13,790

Total divisional equity	2,622,692	2,585,838

Total liabilities, redeemable noncontrolling interests and divisional equity	$3,579,993	$3,315,759

See accompanying notes to combined financial statements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands)

	Six Months Ended December 31,
	2019	2018
Revenues (a)	$567,177	$582,366

Operating expenses:
Direct operating expenses (b)	339,773	348,539
Selling, general and administrative expenses (c)	173,784	147,879
Depreciation and amortization	54,075	54,838

Operating income (loss)	(455)	31,110
Other income (expense):
Earnings (loss) in equity method investments	(2,643)	20,012
Interest income (d)	13,583	14,033
Interest expense	(1,249)	(6,829)
Miscellaneous income (expense), net (e)	14,488	(8,731)

	24,179	18,485

Income from operations before income taxes	23,724	49,595
Income tax expense	(1,440)	(784)

Net income	22,284	48,811
Less: Net loss attributable to redeemable noncontrolling interests	(1,404)	(3,655)
Less: Net loss attributable to nonredeemable noncontrolling interests	(157)	(2,441)

Net income attributable to the Company	$23,845	$54,907

(a)	Includes revenues from related parties of $7,459 and $7,856 for the six months ended December 31, 2019 and 2018, respectively.
(b)	Includes net charges from related parties of $40,406 and $43,496 for the six months ended December 31, 2019 and 2018, respectively.
(c)	Includes net charges to related parties of $(65,758) and $(54,663) for the six months ended December 31, 2019 and 2018, respectively.
(d)	Includes interest income from nonconsolidated affiliates of $2,334 for the six months ended December 31, 2018.
(e)	Miscellaneous expense, net includes charges to related parties of $(111) and $(365) for the six months ended December 31, 2019 and 2018, respectively.

See accompanying notes to combined financial statements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(in thousands)

	Six Months Ended December 31,
	2019		2018
Net income		$22,284		$48,811

Other comprehensive income (loss), before income taxes:
Pension plans and postretirement plan:
Amounts reclassified from accumulated other comprehensive loss:
Amortization of actuarial loss included in net periodic benefit cost	$685		$656
Amortization of prior service credit included in net periodic benefit cost	—	685	(3)	653

Cumulative translation adjustments		13,168		(3,202)

Other comprehensive income (loss)		13,853		(2,549)

Comprehensive income		36,137		46,262
Less: Comprehensive loss attributable to redeemable noncontrolling interests		(1,404)		(3,655)
Less: Comprehensive loss attributable to nonredeemable noncontrolling interests		(157)		(2,441)

Comprehensive income attributable to the Company		$37,698		$52,358

See accompanying notes to combined financial statements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Six Months Ended December 31,
	2019	2018
Cash flows from operating activities:
Net income	$22,284	$48,811
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,075	54,838
Provision for deferred income taxes	515	534
Share-based compensation expense	20,458	19,203
Loss (earnings) in equity method investments, net of income distributions	2,643	(20,012)
Purchase accounting adjustments associated with leases	3,389	2,167
Unrealized (gain) loss on equity investment with readily determinable fair value	(14,725)	7,667
Other non-cash adjustments	1,837	212
Change in assets and liabilities:
Accounts receivable, net	(9,583)	(34,075)
Net related party receivables	(131)	(1,935)
Prepaid expenses and other assets	(22,612)	(22,887)
Accounts payable	16,729	4,908
Net related party payables	9,447	8,053
Accrued and other liabilities	21,220	(3,114)
Collections due to promoters	(6,397)	(29,444)
Deferred revenue	(2,947)	(10,234)
Operating lease right-of-use assets and lease liabilities	(602)	—

Net cash provided by operating activities	$95,600	$24,692

Cash flows from investing activities:
Capital expenditures	$(208,122)	$(78,923)
Proceeds from insurance recoveries	476	—
Purchase of short-term investments	(106,063)	—
Proceeds from maturity of short-term investment	106,587	—
Investments and loans to nonconsolidated affiliates	(63)	(52,064)
Proceeds from sale of nonconsolidated affiliate	18,000	125,000
Loan repayment received from subordinated debt	58,735	—
Cash received (paid) for notes receivable	750	(7,761)

Net cash used in investing activities	$(129,700)	$(13,748)

See accompanying notes to combined financial statements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

COMBINED STATEMENTS OF CASH FLOWS (Continued)

(Unaudited)

(in thousands)

	Six Months Ended December 31,
	2019	2018
Cash flows from financing activities:
Noncontrolling interest holders capital contribution	$2,000	$5,026
Distributions to noncontrolling interest holders	(535)	(259)
Loans from noncontrolling interest holders	—	606
Repayment of revolving credit facility	(15,000)	—
Principal repayment on long-term debt	(3,750)	(3,929)
Net transfers to MSG and MSG’s subsidiaries	(26,798)	(11,045)

Net cash used in financing activities	$(44,083)	$(9,601)

Effect of exchange rates on cash, cash equivalents and restricted cash	1,693	398

Net (decrease) increase in cash, cash equivalents and restricted cash	(76,490)	1,741
Cash, cash equivalents and restricted cash at beginning of period	1,092,065	1,232,356

Cash, cash equivalents and restricted cash at end of period	$1,015,575	$1,234,097

Non-cash investing and financing activities:
Capital expenditures incurred but not yet paid	$46,151	$6,569
Tenant improvement paid by landlord	$195	$11,114
Share-based compensation capitalized in property and equipment	$2,482	$—

See accompanying notes to combined financial statements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

COMBINED STATEMENTS OF DIVISIONAL EQUITY

AND REDEEMABLE NONCONTROLLING INTERESTS

(Unaudited)

(in thousands)

	Six Months Ended December 31, 2019
	MSG Investment	Accumulated Other Comprehensive Loss	Total Company Divisional Equity	Non - redeemable Noncontrolling Interests	Total Divisional Equity	Redeemable Noncontrolling Interests
Balance as of June 30, 2019	$2,618,971	$(46,923)	$2,572,048	$13,790	$2,585,838	$67,627
Net income (loss)	23,845	—	23,845	(157)	23,688	(1,404)
Other comprehensive income	—	13,853	13,853	—	13,853	—

Comprehensive income (loss)	—	—	37,698	(157)	37,541	(1,404)
Net decrease in MSG Investment	(3,861)	—	(3,861)	—	(3,861)	—
Contributions from noncontrolling interest holders	—	—	—	3,709	3,709	—
Distributions to noncontrolling interest holders	—	—	—	(535)	(535)	—

Balance as of December 31, 2019	$2,638,955	$(33,070)	$2,605,885	$16,807	$2,622,692	$66,223

	Six Months Ended December 31, 2018
	MSG Investment	Accumulated Other Comprehensive Loss	Total Company Divisional Equity	Non - redeemable Noncontrolling Interests	Total Divisional Equity	Redeemable Noncontrolling Interests
Balance as of June 30, 2018	$2,525,031	$(46,918)	$2,478,113	$11,505	$2,489,618	$76,684
Adoption of ASU No. 2016-01	(5,570)	5,570	—		—
Adoption of ASC Topic 606	33,669	—	33,669	—	33,669	—
Net income (loss)	54,907	—	54,907	(2,441)	52,466	(3,655)
Other comprehensive loss	—	(2,549)	(2,549)	—	(2,549)	—

Comprehensive income (loss)	—	—	52,358	(2,441)	49,917	(3,655)
Net increase in MSG Investment	8,159	—	8,159	—	8,159	—
Contributions from noncontrolling interest holders	—	—	—	5,244	5,244	—
Distributions to noncontrolling interest holders	—	—	—	—	—	(259)

Balance as of December 31, 2018	$2,616,196	$(43,897)	$2,572,299	$14,308	$2,586,607	$72,770

See accompanying notes to combined financial statements.

ENTERTAINMENT BUSINESS OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

All amounts included in the following Notes to Combined Financial Statements (Unaudited) are presented in thousands, except as otherwise noted.

All references to “notes” included in the following Notes to Combined Financial Statements (Unaudited) are notes to the Combined Financial Statements as of December 31, 2019 (Unaudited) and June 30, 2019 and for the six months ended December 31, 2019 and 2018 (Unaudited), unless stated otherwise.

Note 1. Description of Business and Basis of Presentation

The Proposed Distribution

At a meeting on November 7, 2019, the board of directors of The Madison Square Garden Company (together with its subsidiaries, “MSG”) authorized MSG’s management to proceed with pursuing the separation of the MSG entertainment business (including sports bookings) from its sports businesses. On November 21, 2019, the newly formed registrant, MSG Entertainment Spinco, Inc. (together with its subsidiaries, “Spinco” or the “Company”), was incorporated in the State of Delaware. The spin-off is expected to be completed through a tax-free pro rata distribution of all the common stock of Spinco (the “Distribution”) to MSG stockholders. Completion of the transaction is subject to various conditions, including final approval by the board of directors of MSG, approvals from the National Basketball Association and National Hockey League, receipt of a tax opinion from counsel and the effectiveness of the registration statement with the Securities and Exchange Commission (“SEC”). References to “Spinco” or the “Company” include the subsidiaries of MSG that will be subsidiaries of Spinco at the time of the Distribution.

Description of Business

The Company is a leader in live experiences comprised of iconic venues; marquee entertainment content; popular dining and nightlife offerings; and a premier music festival. Utilizing the Company’s powerful brands and live entertainment expertise, the Company delivers unique experiences that set the standard for excellence and innovation while forging deep connections with diverse and passionate audiences. The Company’s portfolio of venues includes: Madison Square Garden (“The Garden”), Hulu Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, the Forum in Inglewood, CA and The Chicago Theatre. In addition, the Company is constructing a state-of-the-art venue, MSG Sphere, in Las Vegas and plans to build a second MSG Sphere in London. The Company also includes the original production, the Christmas Spectacular Starring the Radio City Rockettes (“Christmas Spectacular”), as well as Boston Calling Events, LLC (“BCE”), the entertainment production company that owns and operates the Boston Calling Music Festival, and TAO Group Holdings LLC (“Tao Group Hospitality”) a hospitality group with globally recognized entertainment dining and nightlife brands.

The Company operates and reports its financial information as one segment. In making this determination, the Company (i) determines its Chief Operating Decision Maker (“CODM”), (ii) identifies and analyzes potential business components, (iii) identifies its operating segments, and (iv) determines whether there are multiple operating segments requiring presentation as reportable segments. The Company’s decision to report as one segment is based upon the following:

1)	its internal organizational structure;

2)	the manner in which its operations are managed; and

3)	the criteria used by the Company’s Executive Chairman and Chief Executive Officer, its CODM, to evaluate segment performance.

As part of the analysis in determining that the Company operates as one segment, the Company reviews the financial information that is provided to its CODM. While the Company’s CODM reviews total company

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

operating results to assess overall performance and allocate resources, discrete financial information at the business component level is not provided to the CODM on a disaggregated basis. Therefore, the Company presents its financial information as one segment.

A significant majority of the Company’s revenues and assets are attributed to or located in the United States and are primarily concentrated in the New York City metropolitan area.

Basis of Presentation

The combined financial statements of the Company (the “combined financial statements”) were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of MSG. These financial statements reflect the combined historical results of operations, financial position and cash flows of the Company in accordance with U.S. generally accepted accounting principles (“GAAP”) and SEC Staff Accounting Bulletin Topic 1-B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification, also referred to as the “Codification” or “ASC.”

Historically, separate financial statements have not been prepared for the Company and it has not operated as a stand-alone business from MSG. The combined financial statements include certain assets and liabilities that have historically been held by MSG or by other MSG subsidiaries but are specifically identifiable or otherwise attributable to the Company. All significant intercompany transactions between MSG and the Company have been included as components of MSG investment in the combined financial statements, as they are to be considered effectively settled upon effectiveness of the Distribution. The combined financial statements are presented as if the Spinco businesses had been combined for all periods presented. The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as immediately prior to the Distribution all of the assets and liabilities presented are wholly owned by MSG and are being transferred to Spinco at a carry-over basis.

The combined statements of operations include allocations for certain support functions that are provided on a centralized basis and not historically recorded at the business unit level by MSG, such as expenses related to executive management, finance, legal, human resources, government affairs, information technology, and venue operations, among others. As part of the Distribution, certain corporate and operational support functions are being transferred to Spinco and therefore, charges were reflected in order to properly burden all business units comprising MSG’s historical operations. These expenses have been allocated to MSG on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of combined revenues, headcount or other measures of Spinco or MSG, which is recorded as a reduction of either direct operating expenses or selling, general and administrative expense. In addition, certain of Spinco’s revenue contracts with its customers contain performance obligations that are fulfilled by both Spinco and MSG for suite license, sponsorship and venue signage arrangements. Revenue sharing expenses attributable to MSG have primarily been recorded on the basis of specific identification where possible, with the remainder allocated proportionately as a component of direct operating expenses within the combined statements of operations. See Note 3 to the audited combined financial statements included elsewhere in this information statement as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 (the “Audited Combined Annual Financial Statements”), for more information regarding the Company’s policy for recognition of suites, sponsorship and venue signage revenues.

Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses, are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred by the Company

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

and may not reflect its combined results of operations, financial position and cash flows had it been a stand-alone company during the periods presented. Actual costs that would have been incurred if Spinco had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The Company is unable to quantify the amounts that it would have recorded during the historical periods on a stand-alone basis as it is not practicable to do so. See Note 15 for more information regarding allocations of certain costs from the Company to MSG.

MSG uses a centralized approach to cash management and financing of operations. Cash is managed centrally with net earnings reinvested and working capital requirements met from existing liquid funds. The Company and MSG’s cash was available for use and was regularly “swept” historically. Most of the cash and cash equivalents held at the corporate level by MSG were attributed to Spinco for each of the periods presented, as such cash was held in accounts legally owned by Spinco. Therefore, such amounts were attributed to the combined balance sheets for each period presented. Transfers of cash both to and from MSG are included as components of MSG investment on the combined statements of divisional equity and redeemable noncontrolling interests.

MSG’s net investment in the Company has been presented as a component of divisional equity in the combined financial statements. Distributions made by MSG to the Company or to MSG from the Company are recorded as transfers to and from MSG, and the net amount is presented on the combined statements of cash flows as “Net transfers to/from MSG and MSG’s subsidiaries.”

Unaudited Interim Financial Statements

The accompanying interim combined financial statements have been prepared in accordance with U.S. GAAP for interim financial information and the instruction of Rule 10-01 of Regulation S-X, and should be read in conjunction with the Company’s Audited Combined Financial Statements. The combined financial statements as of December 31, 2019 and for the six months ended December 31, 2019 and 2018 presented herein are unaudited; however, in the opinion of management, the financial statements reflect all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the periods presented are not necessarily indicative of the results that might be expected for future interim periods or for the full year. The dependence on revenues from the Christmas Spectacular generally means it earns a disproportionate share of its revenues in the second quarter of the Company’s fiscal year.

Note 2. Accounting Policies

Principles of Combination

The combined financial statements of the Company include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to Spinco. All intracompany accounts within Spinco combined businesses have been eliminated. All significant intercompany transactions and balances between Spinco and MSG have been included in these combined financial statements as components of MSG investment. Expenses related to corporate allocations from Spinco to MSG prior to the Distribution are considered to be effectively settled in the combined financial statements at the time the transaction is recorded, with the offset recorded against MSG investment.

In addition, the combined financial statements of the Company include accounts from Tao Group Hospitality and BCE, in which the Company has controlling voting interests. The Company’s consolidation criteria are based on authoritative accounting guidance for voting interest, controlling interest or variable interest

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

entities. Tao Group Hospitality and BCE are consolidated with the equity owned by other shareholders shown as redeemable or nonredeemable noncontrolling interests in the accompanying combined balance sheets, and the other shareholders’ portion of net earnings (loss) and other comprehensive income (loss) shown as net income (loss) or comprehensive income (loss) attributable to redeemable or nonredeemable noncontrolling interests in the accompanying combined statements of operations and combined statements of comprehensive income (loss), respectively. See Note 2 to the Company’s Audited Combined Financial Statements for more information regarding the classification of redeemable noncontrolling interests of Tao Group Hospitality. In addition, Tao Group Hospitality’s results are reported on a three-month lag basis and Tao Group Hospitality reports on a fiscal year reflecting the retail calendar that ends on the last Sunday of the calendar year (containing 4-4-5 week calendar quarters). Accordingly, the Company’s results for the six months ended December 31, 2019 and 2018 include Tao Group Hospitality’s operating results from April 1, 2019 to September 29, 2019 and from April 2, 2018 to September 30, 2018, respectively. With the exception of the balances and activities pertaining to the Tao Group Hospitality’s credit agreements entered into in May 2019, which are recorded as of December 31, 2019 and June 30, 2019 and for the period ended December 31, 2019, as well as cash distributions, all other disclosures related to Tao Group Hospitality’s financial position are therefore reported as of September 29, 2019 and March 31, 2019, as applicable. See Note 10 for further discussion of Tao Group Hospitality’s credit agreements entered in May 2019.

Use of Estimates

The preparation of the accompanying combined financial statements in conformity with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, investments, goodwill, intangible assets, other long-lived assets, tax accruals and other liabilities. In addition, estimates are used in revenue recognition, income tax, performance and share-based compensation, depreciation and amortization, litigation matters and other matters, as well as in the valuation of contingent consideration and noncontrolling interests resulting from business combination transactions. Management believes its use of estimates in the financial statements to be reasonable.

Management evaluates its estimates on an ongoing basis using historical experience and other factors, including the general economic environment and actions it may take in the future. The Company adjusts such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management’s best judgment at a point in time and, as such, these estimates may ultimately differ from actual results. Changes in estimates resulting from weakness in the economic environment or other factors beyond the Company’s control could be material and would be reflected in the Company’s financial statements in future periods.

Recently Issued Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which supersedes existing guidance on accounting for leases in ASC Topic 840, Leases. ASU No. 2016-02, among other things, requires (i) lessees to account for leases as either finance leases or operating leases and generally requires all leases to be recorded on the balance sheet, including those leases classified as operating leases under previous accounting guidance, through the recognition of right-of-use assets and corresponding lease liabilities, and (ii) extensive qualitative and quantitative disclosures about leasing activities. The accounting applied by a lessor is largely unchanged from that applied under previous accounting guidance. In January 2018,

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

the FASB issued ASU No. 2018-01, Leases (Topic 842) — Land Easement Practical Expedient for Transition to Topic 842, which provides a lessee or lessor the option to not assess at transition whether existing land easements, not currently accounted for as leases under the current lease guidance, should be treated as leases under the new standard. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases and ASU No. 2018-11, Leases (Topic 842) Targeted improvements, which provides an additional (and optional) transition method whereby the new lease standard is applied at the adoption date and recognized as an adjustment to retained earnings.

The Company adopted ASU No. 2016-02 on July 1, 2019 and elected to apply the standard as of the beginning of the first quarter of fiscal year 2020 under the modified-retrospective transition approach. In connection with the adoption of this standard, the Company applied the package of practical expedients intended to ease transition for existing leases by not requiring the Company to reassess (i) its initial lease classification conclusions for existing or expired leases, (ii) whether an existing or expired contract is a lease or contains an embedded lease, and (iii) the capitalization of initial direct costs for existing or expired leases. In addition, the Company elected not to use “hindsight” in accordance with ASC Subtopic 842-10-65-1 (g) in assessing lease terms and impairment of right-of-use (“ROU”) assets for existing or expired leases under the new standard.

Upon adoption of this standard, the Company recorded initial (i) operating lease ROU assets of $259,840, (ii) current operating lease liabilities of $50,996, and (iii) long-term operating lease liabilities of $206,418. The Company did not record any adjustment to retained earnings. As of July 1, 2019, there were no material finance leases for which the Company was a lessee. See Note 6 for further details on disclosure required under ASC Topic 842.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses. ASU No. 2016-13 replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that will require the reflection of expected credit losses and will also require consideration of a broader range of reasonable and supportable information to determine credit loss estimates. In May 2019, the FASB issued ASU No. 2019-05, Targeted Transition Relief, which amends ASC Topic 326 to provide an option to irrevocably elect to measure certain individual financial assets at fair value instead of amortized cost. In November 2019, FASB issued ASU No. 2019-11 to provide clarification guidance in a number of areas, including: (i) expected recoveries for purchased financial assets with credit deterioration, (ii) transition relief for troubled debt restructuring, (iii) disclosures related to accrued interest receivables, and (iv) financial assets secured by collateral maintenance provisions. For most financial instruments, the standard will require the use of a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses, which will generally result in the earlier recognition of credit losses on financial instruments. This standard will be effective for the Company beginning in the first quarter of fiscal year 2021, with early adoption permitted. The Company is currently evaluating the impact this standard will have on its combined financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. ASU No. 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard will be effective for the Company beginning in the first quarter of fiscal year 2021 and is required to be applied prospectively. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of this standard is not expected to have a material impact on the Company’s combined financial statements.

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement as part of the FASB’s broader disclosure framework project. ASU No. 2018-13 removes, modifies and adds certain disclosures providing greater focus on requirements that clearly communicate the most important information to the users of the financial statements with respect to fair value measurements. The standard is effective for the Company beginning in the first quarter of fiscal year 2021, with early adoption permitted. Most of the disclosure requirements in ASU No. 2018-13 would need to be applied on a retrospective basis except for the guidance related to (i) unrealized gains and loss included in other comprehensive income, (ii) disclosure related to range and weighted average Level 3 unobservable inputs and (iii) narrative disclosure requirements on measurement uncertainty, which are required to be applied on a prospective basis. The adoption of this standard is not expected to have a material impact on the Company’s combined financial statements.

In August 2018, the FASB issued ASU No. 2018-14, Compensation-Retirement Benefits-Defined Benefit Plans — General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans. ASU No. 2018-14 removes certain disclosures that are not considered cost beneficial, clarifies certain required disclosures and adds additional disclosures. The standard will be effective for the Company in the fourth quarter of fiscal year 2021, with early adoption permitted. The amendments in ASU No. 2018-14 are required to be applied retrospectively. The Company is currently evaluating the impact this standard will have on its combined financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. ASU No. 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance also specifies that the balance sheet, income statement, and statement of cash flows presentation of capitalized implementation costs and the related amortization should align with the presentation of the hosting (service) element of the arrangement. The standard is effective for the Company in the first quarter of fiscal year 2021, with early adoption permitted. Entities have the option to apply the guidance prospectively to all implementation costs incurred after the date of adoption or retrospectively. The adoption of this standard is not expected to have a material impact on the Company’s combined financial statements.

In November 2018, the FASB issued ASU No. 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU No. 2018-17 amends the variable interest entities (“VIE”) guidance to align the evaluation of a decision maker’s or service provider’s fee in assessing a variable interest with the guidance in the primary beneficiary test. Specifically, indirect interests held by a related party that is under common control will now be considered on a proportionate basis, rather than in their entirety, when assessing whether the fee qualifies as a variable interest. The proportionate basis approach is consistent with the treatment of indirect interests held by a related party under common control when evaluating the primary beneficiary of a VIE. This effectively means that when a decision maker or service provider has an interest in a related party, regardless of whether they are under common control, it will consider that related party’s interest in a VIE on a proportionate basis throughout the VIE model, for both the assessment of a variable interest and the determination of a primary beneficiary. The standard will be effective for the Company in the first quarter of fiscal year 2021, with early adoption permitted. The amendments in ASU No. 2018-17 are required to be applied retrospectively. The adoption of this standard is not expected to have a material impact on the Company’s combined financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. ASU No. 2018-18 clarifies that certain transactions

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

between participants in a collaborative arrangement should be accounted for under ASC Topic 606 when the counterparty is a customer. In addition, ASU No. 2018-18 precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The standard will be effective for the Company in the first quarter of fiscal year 2021, with early adoption permitted. The amendments in ASU No. 2018-18 are required to be applied retrospectively to the date when the Company initially adopted ASC Topic 606. The Company is currently evaluating the impact this standard will have on its combined financial statements.

In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 — Financial Instruments. This ASU provides narrow-scope amendments to help apply these recent standards. The transition requirements and effective date of this ASU will be effective for the Company in the first quarter of fiscal year 2021 with early adoption permitted for certain amendments. The Company is currently evaluating the impact this standard will have on its combined financial statements.

In November 2019, the FASB issued ASU No. 2019-08, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements — Share-Based Consideration Payable to a Customer. This ASU requires that share-based payment awards issued to a customer in connection with a revenue arrangement be recorded as a reduction of the transaction price in revenue. The amount recorded as a reduction of the transaction price is measured using the grant-date fair value of the award and is classified in accordance with ASC Topic 718. Changes in the measurement of the share-based payments after the grant date that are due to the form of the consideration are not included in the transaction price and are recorded elsewhere in the statement of operations. The award is measured and classified under ASC Topic 718 for its entire life, unless the award is modified after it vests and the grantee is no longer a customer. The new guidance is effective for the Company in the first quarter of fiscal year 2021, with early adoption permitted. The adoption of this standard is not expected to have an impact on the Company’s combined financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU eliminates certain exceptions to the general approach in ASC Topic 740 and includes methods of simplification to the existing guidance. The new guidance is effective for the Company in the first quarter of fiscal year 2022, with early adoption permitted. The Company is currently evaluating the impact this standard will have on its combined financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments in this ASU clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. In addition, the amendments clarify the accounting for certain forward contracts and purchased options accounted for under Topic 815. The new guidance is effective for the Company in the first quarter of fiscal year 2021, with early adoption permitted. The Company is currently evaluating the impact this standard will have on its combined financial statements.

Note 3. Revenue Recognition

Contracts with Customers

All revenue recognized in the combined statements of operations is considered to be revenue from contracts with customers. For the six months ended December 31, 2019 and 2018, the Company did not have any material impairment losses on receivables or contract assets arising from contracts with customers.

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Disaggregation of Revenue

The following table disaggregates the Company’s revenue by major source based upon the timing of transfer of goods or services to the customer for the six months ended December 31, 2019 and 2018:

	Six Months Ended December 31,
	2019	2018
Event-related and entertainment dining and nightlife offerings (a)	$434,811	$437,945
Sponsorship, signage and suite licenses (b)	110,568	117,755
Other (c)	21,798	26,666

Total revenues from contracts with customers	$567,177	$582,366

(a)

Consists of (i) ticket sales and other ticket-related revenues, (ii) Tao Group Hospitality’s entertainment dining and nightlife offerings, (iii) venue license fees from third-party promoters, and (iv) food, beverage and merchandise sales. Event-related revenues and entertainment, dining and nightlife offerings are recognized at a point in time. As such, these revenues have been included in the same category in the table above.

(b)	See Note 3 to the Company’s Audited Combined Financial Statements for further details on the pattern of recognition of sponsorship, signage and suite license revenues.
(c)

Primarily consists of (i) advertising commission revenue from MSG Networks Inc. (“MSG Networks”), (ii) Tao Group Hospitality’s managed venue revenues, and (iii) revenues from Obscura’s third-party production business.

In addition to the disaggregation of the Company’s revenue by major source based upon the timing of transfer of goods or services to the customer disclosed above, the following table disaggregates the Company’s combined revenues by type of goods or services for the six months ended December 31, 2019 and 2018:

	Six Months Ended December 31,
	2019	2018
Ticketing and venue license fee revenues (a)	$261,116	$267,187
Sponsorship and signage, suite, and advertising commission revenues	122,958	130,231
Revenues from entertainment dining and nightlife offerings (b)	122,862	116,323
Food, beverage and merchandise revenues	50,645	50,747
Other (c)	9,596	17,878

Total revenues from contracts with customers	$567,177	$582,366

(a)

Amounts include ticket sales, including other ticket-related revenue, and venue license fees from the company’s events such as (i) concerts, (ii) the presentation of the Christmas Spectacular, and (iii) other live entertainment and sporting events. In addition, the amount for the six months ended December 31, 2018 included revenues from the booking agreement with the Wang Theatre, which expired in February 2019.

(b)	Primarily consist of revenues from (i) entertainment dining and nightlife offerings and (ii) venue management agreements.
(c)

Amounts include revenues from Obscura’s third-party production business, which decreased significantly for the six months ended December 31, 2019 as compared to the prior year period due to the Company’s

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

decision to wind down Obscura’s third-party production business to focus those resources on the MSG Sphere development.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed receivables, contract assets and contract liabilities on the combined balance sheets. The following table provides information about contract balances from the Company’s contracts with customers as of December 31, 2019 and June 30, 2019.

	December 31, 2019	June 30, 2019
Receivables from contracts with customers, net (a)	$90,678	$81,170
Contract assets, current (b)	10,979	6,873
Deferred revenue, including non-current portion (c)	194,273	197,047

(a)

Receivables from contracts with customers, which are reported in Accounts receivable, net and Net related party receivables in the Company’s combined balance sheets, represent the Company’s unconditional rights to consideration under its contracts with customers. As of December 31, 2019 and June 30, 2019, the Company’s receivables from contracts with customers above included $181 and $126, respectively, related to various related parties. See Note 15 for further details on these related party arrangements.

(b)

Contract assets, which are reported as Other current assets in the Company’s combined balance sheets, primarily relate to the Company’s rights to consideration for goods or services transferred to the customer, for which the Company does not have an unconditional right to bill as of the reporting date. Contract assets are transferred to accounts receivable once the Company’s right to consideration becomes unconditional.

(c)

Deferred revenue primarily relates to the Company’s receipt of consideration from customers in advance of the Company’s transfer of goods or services to those customers. Deferred revenue is reduced and the related revenue is recognized once the underlying goods or services are transferred to a customer. Revenue recognized for the six months ended December 31, 2019 relating to the deferred revenue balance as of June 30, 2019 was $148,386.

Transaction Price Allocated to the Remaining Performance Obligations

The following table depicts the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2019. This primarily relates to performance obligations under sponsorship and suite license arrangements. In developing the estimated revenue, the Company applies the allowable practical expedient and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Fiscal Year 2020 (remainder)	$115,794
Fiscal Year 2021	190,968
Fiscal Year 2022	148,630
Fiscal Year 2023	85,231
Fiscal Year 2024	58,786
Thereafter	128,180

$727,589

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 4. Cash, Cash Equivalents and Restricted Cash

The following table provides a summary of the amounts recorded as cash, cash equivalents and restricted cash.

	As of
	December 31, 2019	June 30, 2019	December 31, 2018	June 30, 2018
Captions on the combined balance sheets:
Cash and cash equivalents	$997,677	$1,082,055	$1,226,078	$1,225,645
Restricted cash (a)	17,898	10,010	8,019	6,711

Cash, cash equivalents and restricted cash on the combined statements of cash flows	$1,015,575	$1,092,065	$1,234,097	$1,232,356

(a)	See Note 2 to the Company’s Audited Combined Financial Statements for more information regarding the nature of restricted cash.

Note 5. Investments and Loans to Nonconsolidated Affiliates

The Company’s investments and loans to nonconsolidated affiliates which are accounted for under the equity method of accounting and equity investments without readily determinable fair values in accordance with ASC Topic 323, Investments — Equity Method and Joint Ventures and ASC Topic 321, Investments — Equity Securities, respectively, consisted of the following:

	Ownership Percentage	Investment	Loan	Total
December 31, 2019
Equity method investments:
SACO Technologies Inc. (“SACO”)	30%	$41,997	$—	$41,997
Others		7,910	—	7,910
Equity investments without readily determinable fair values (a)		13,334	—	13,334

Total investments and loans to nonconsolidated affiliates		$63,241	$—	$63,241

June 30, 2019
Equity method investments:
SACO	30%	$44,321	$—	$44,321
Tribeca Enterprises LLC (“Tribeca Enterprises”) (b)	50%	—	18,000	18,000
Others		8,372	—	8,372
Equity investments without readily determinable fair values (a)		13,867	—	13,867

Total investments and loans to nonconsolidated affiliates		$66,560	$18,000	$84,560

(a)

In accordance with the ASC Topic 321, Investments — Equity Securities, the Company applies the measurement alternative to its equity investments without readily determinable fair values. The Company recorded an impairment charge of $533 for the six months ended December 31, 2019. See Note 5 to the Company’s Audited Combined Financial Statements for more information regarding the application of the measurement alternative.

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(b)

On August 5, 2019, immediately prior to the sale of the Company’s equity capital in Tribeca Enterprises for $18,000, the Company contributed the $18,000 of indebtedness under the Company’s revolving credit facility to the Company’s equity capital in Tribeca Enterprises.

Equity Investment with Readily Determinable Fair Value

In addition to the investments discussed above, the Company holds an investment of 3,208 shares of the common stock of Townsquare Media, Inc. (“Townsquare”). Townsquare is a media, entertainment and digital marketing solutions company that is listed on the New York Stock Exchange (“NYSE”) under the symbol “TSQ.” In accordance with ASC Topic 321, Investments — Equity Securities, this investment is measured at readily determinable fair value and is reported under Other assets in the accompanying combined balance sheets as of December 31, 2019 and June 30, 2019. See Note 9 for more information on the fair value of the investment in Townsquare.

Note 6. Leases

The Company’s leases primarily consist of certain live-performance venues, entertainment dining and nightlife venues, corporate office space, storage and, to a lesser extent, office and other equipment. The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the lease term is assessed based on the date when the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancellable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain not to exercise, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the combined statements of operations and combined statements of cash flows over the lease term.

For leases with a term exceeding 12 months, a lease liability is recorded on the Company’s combined balance sheet at lease commencement reflecting the present value of the fixed minimum payment obligations over the lease term. A corresponding ROU asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received.

The Company includes fixed payment obligations related to non-lease components in the measurement of ROU assets and lease liabilities, as the Company has elected to account for lease and non-lease components together as a single lease component. ROU assets associated with finance leases are presented separate from operating leases ROU assets and are included within Property and equipment, net on the Company’s combined balance sheet. For purposes of measuring the present value of the Company’s fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in the underlying leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment surrounding the associated lease.

For operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For finance leases, the initial ROU asset is depreciated on a straight-line basis over the lease term, along with recognition of interest expense associated with accretion of the lease liability, which is ultimately reduced by the related fixed payments. For leases with a term of 12 months or less (“short-term leases”), any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

combined balance sheet. Variable lease costs for both operating and finance leases, if any, are recognized as incurred and such costs are excluded from lease balances recorded on the combined balance sheet. In addition, the Company excluded its ground lease with Las Vegas Sands Corp. (“Sands”) associated with MSG Sphere in Las Vegas from the ROU asset and lease liability balance recorded on the combined balance sheet as the ground lease will have no fixed rent. Under the ground lease agreement, Sands will receive priority access to purchase tickets to events at the venue for inclusion in hotel packages or other uses, as well as certain rent-free use of the venue to support its Expo Center business. However, if certain return objectives are achieved, Sands will receive 25% of the after-tax cash flow in excess of such objectives. The ground lease is for a term of 50 years.

As of December 31, 2019, the Company’s existing operating leases, which are recorded on the accompanying financial statements, have remaining lease terms ranging from one month to 18.75 years. In certain instances, leases include options to renew, with varying option terms in each case. The exercise of lease renewal options is generally at the Company’s discretion and is considered in the Company’s assessment of the respective lease term. The Company’s lease agreements do not contain material residual value guarantees or material restrictive covenants.

The following table summarizes the ROU assets and lease liabilities recorded on the Company’s combined balance sheet as of December 31, 2019:

	Line Item in the Company’s Combined Balance Sheet
Right-of-use assets:
Operating leases	Right-of-use lease assets	$240,728
Lease liabilities:
Operating leases, current	Operating lease liabilities, current	$50,829
Operating leases, noncurrent	Operating lease liabilities, noncurrent	189,127

Total lease liabilities		$239,956

The following table summarizes the activity recorded within the Company’s combined statement of operations for the six months ended December 31, 2019:

	Line Item in the Company’s Combined Statement of Operations
Operating lease cost	Direct operating expenses	$16,307
Operating lease cost	Selling, general and administrative expenses	9,718
Short-term lease cost	Direct operating expenses	348
Variable lease cost	Direct operating expenses	2,457
Variable lease cost	Selling, general and administrative expenses	26

Total lease cost		$28,856

Supplemental Information

For the six months ended December 31, 2019, cash paid for amounts included in the measurement of lease liabilities was $27,009 and the Company had no ROU assets obtained in exchange for new operating lease liabilities.

The weighted average remaining lease term for operating leases recorded on the accompanying combined balance sheet as of December 31, 2019 was 6.6 years. The weighted average discount rate was 9.47% as of December 31, 2019 and represented the Company’s estimated incremental borrowing rate, assuming a secured borrowing, based on the remaining lease term at the time of either (i) adoption of the standard or (ii) the period in which the lease term expectation was modified.

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Maturities of operating lease liabilities as of December 31, 2019 are as follows:

Fiscal Year 2020 (remainder)	$27,548
Fiscal Year 2021	54,213
Fiscal Year 2022	54,290
Fiscal Year 2023	49,965
Fiscal Year 2024	38,329
Thereafter	126,228

Total lease payments	350,573
Less imputed interest	110,617

Total lease liabilities (a)	$239,956

(a)	Operating lease payments exclude minimum lease payments related to a location associated with the entertainment dining and nightlife offerings as the Company has not yet taken possession of the space.

Note 7. Goodwill and Intangible Assets

The carrying amounts of goodwill and indefinite-lived intangible assets are $165,558 and $65,421, respectively, as of December 31, 2019 and June 30, 2019. During the first quarter of fiscal year 2020, the Company performed its annual impairment test of goodwill and indefinite-lived intangible assets and determined that there were no impairments of goodwill identified for any of its reporting units and no impairment on indefinite-lived intangible assets as of the impairment test date.

The Company’s intangible assets subject to amortization are as follows:

December 31, 2019	Gross	Accumulated Amortization	Net
Trade names	$97,530	$(13,710)	$83,820
Venue management contracts	79,000	(12,169)	66,831
Favorable lease assets (a)	—	—	—
Non-compete agreements	9,000	(4,174)	4,826
Festival rights	8,080	(1,885)	6,195
Other intangibles	4,217	(3,391)	826

	$197,827	$(35,329)	$162,498

June 30, 2019	Gross	Accumulated Amortization	Net
Trade names	$98,530	$(11,346)	$87,184
Venue management contracts	79,000	(9,887)	69,113
Favorable lease assets (a)	54,253	(10,382)	43,871
Non-compete agreements	9,000	(3,391)	5,609
Festival rights	8,080	(1,617)	6,463
Other intangibles	6,717	(4,566)	2,151

	$255,580	$(41,189)	$214,391

(a)	Upon adoption of ASC Topic 842, the Company also reclassified favorable lease assets net balance of $43,871, which was recognized in connection with the acquisition of Tao Group Hospitality, from

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Amortizable intangible assets, net, to Right-of-use lease assets in the accompanying combined balance sheet as of July 1, 2019. In addition, the Company also reclassified unfavorable lease liability of $6,841, which was reported in Other liabilities in the accompanying combined balance sheet, to Right-of-use lease assets as of July 1, 2019.

For the six months ended December 31, 2019 and 2018, amortization expense for intangible assets, excluding the amortization of favorable lease assets of $2,393 for the six months ended December 31, 2018, which is reported in rent expense, was $8,022 and $6,300, respectively.

Note 8. Commitments and Contingencies

Commitments

As more fully described in Note 8 to the Company’s Audited Combined Financial Statements, the Company’s commitments consist primarily of long-term noncancelable operating lease agreements primarily for Company venues, including Tao Group Hospitality venues, and various corporate offices. The Company adopted ASU No. 2016-02, Leases (Topic 842), on July 1, 2019. As a result, the contractual obligations related to future lease payments, which were historically reported as off-balance sheet commitments, are now reflected on the combined balance sheet as lease liabilities as of December 31, 2019. See Note 6 for more details about the lease liabilities. Except as described above with respect to lease accounting, the Company did not have any material changes in its contractual obligations since the end of fiscal year 2019 other than activities in the ordinary course of business.

In connection with the acquisition of Tao Group Hospitality, the Company has accrued contingent consideration as part of the purchase price allocation. See Note 9 for further details of the amount recorded in the accompanying combined balance sheet as of December 31, 2019.

Legal Matters

The Company is a defendant in various lawsuits. Although the outcome of these lawsuits cannot be predicted with certainty (including the extent of available insurance, if any), management does not believe that resolution of these lawsuits will have a material adverse effect on the Company.

Note 9. Fair Value Measurements

The following table presents the Company’s assets that are measured at fair value on a recurring basis, which include cash equivalents and an equity investment with readily determinable fair value:

	Fair Value Hierarchy	December 31, 2019	June 30, 2019
Assets:
Commercial Paper	I	$169,239	$169,707
Money market accounts	I	194,807	101,517
Time deposits	I	620,613	789,833
Equity investment with readily determinable fair value	I	31,985	17,260

Total assets measured at fair value		$1,016,644	$1,078,317

All assets listed above are classified within Level I of the fair value hierarchy as they are valued using observable inputs that reflect quoted prices for identical assets in active markets. The carrying amount of the

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Company’s commercial paper, money market accounts and time deposits approximates fair value due to their short-term maturities.

The carrying value and fair value of the Company’s financial instruments reported in the accompanying combined balance sheets are as follows:

	December 31, 2019		June 30, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Notes receivable (a)	$12,560	$12,560	$13,348	$13,348
Short-term investments (a)	113,020	113,020	108,416	108,416
Equity investment with readily determinable fair value (b)	31,985	31,985	17,260	17,260
Subordinated term loan receivable (c)	—	—	58,735	57,711
Liabilities
Long-term debt, including current portion (d)	$36,250	$36,486	$55,000	$54,883

(a)

The Company’s notes receivable are invested with banking institutions as collateral for issuances of letters of credit. In addition, the Company’s short-term investments consist of investments that (i) have original maturities of greater than three months and (ii) can be converted into cash by the Company within one year. The Company’s notes receivable and short-term investments are carried at cost, including interest accruals, which approximate fair value and are classified within Level III of the fair value hierarchy.

(b)

Aggregate cost basis for the Company’s equity investment with readily determinable fair value in Townsquare, including transaction costs, was $23,222 as of December 31, 2019. The fair value of this investment is determined based on quoted market prices in an active market on the NYSE, which is classified within Level I of the fair value hierarchy. For the six months ended December 31, 2019 and 2018, the Company recorded an unrealized gain (loss) of $14,725 and $(7,667), respectively, as a result of changes in the market value related to this investment. The unrealized gain (loss) is reported in Miscellaneous income (expense), net in the accompanying combined statement of operations.

(c)

In connection with the sale of the Company’s joint venture interest in Azoff MSG Entertainment LLC (“AMSGE”) in December 2018, the $63,500 outstanding balance under the revolving credit facility extended by the Company to AMSGE was converted to a subordinated term loan with an original maturity date of September 21, 2021. The subordinated loan was assumed by an affiliate of AMSGE. During the year ended June 30, 2019, the Company received a $4,765 principal repayment. In December 2019, the Company received a $58,735 principal repayment for the remaining outstanding balance. The Company’s subordinated term loan receivable as of June 30, 2019 was classified within Level II of the fair value hierarchy as it was valued using quoted indices of similar securities for which the inputs were readily observable.

(d)

On May 23, 2019, Tao Group Intermediate Holdings LLC and Tao Group Operating LLC entered into a $40,000 five-year term loan facility and a $25,000 five-year term revolving facility. The Company’s long-term debt is classified within Level II of the fair value hierarchy as it is valued using quoted indices of similar securities for which the inputs are readily observable. See Note 10 for more information and outstanding balances on this long-term debt.

Contingent Consideration Liabilities

In connection with the Tao Group Hospitality acquisition (see Note 9 to the Company’s Audited Combined Financial Statements), the Company recorded certain contingent consideration liabilities at fair value as part of

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

the preliminary purchase price allocation. As of December 31, 2019 and June 30, 2019, the fair value of contingent consideration liabilities in connection with the Tao Group Hospitality acquisition was $1,210.

Note 10. Credit Facilities

TAO Credit Facilities

On May 23, 2019, TAO Group Intermediate Holdings LLC (“TAOIH” or “Intermediate Holdings”) and Tao Group Operating LLC (“TAOG” or “Senior Borrower”), entered into a credit agreement (the “Tao Senior Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and a letter of credit issuer, and the lenders party thereto. Together the Tao Senior Credit Agreement and a $49,000 intercompany subordinated credit agreement (the “Tao Subordinated Credit Agreement”) between a subsidiary of the Company and Tao Group Sub-Holdings LLC, a subsidiary of Tao Group Hospitality replaced the Senior Borrower’s prior credit agreement dated January 31, 2017 (“2017 Tao Credit Agreement”). The 2017 Tao Credit Agreement was terminated on May 23, 2019 in its entirety in accordance with its terms as a result of the repayment of all obligations thereunder from the proceeds of the Tao Senior Credit Agreement and the Tao Subordinated Credit Agreement as well as cash-on-hand. During the six months ended December 31, 2019, Tao Group Hospitality repaid $5,000 under the Tao Subordinated Credit Agreement. The balances and interest-related activities pertaining to the Tao Subordinated Credit Agreement have been eliminated in the combined financial statements in accordance with ASC Topic 810, Consolidation.

The Tao Senior Credit Agreement provides TAOG with senior secured credit facilities (the “Tao Senior Secured Credit Facilities”) consisting of: (i) an initial $40,000 term loan facility with a term of five years (the “Tao Term Loan Facility”) and (ii) a $25,000 revolving credit facility with a term of five years (the “Tao Revolving Credit Facility”). Up to $5,000 of the Tao Revolving Credit Facility is available for the issuance of letters of credit. All borrowings under the Tao Revolving Credit Facility, including, without limitation, amounts drawn under the revolving line of credit are subject to the satisfaction of customary conditions. The Tao Senior Secured Credit Facilities were obtained without recourse to the Company or any of its affiliates (other than TAOG, TAOIH and its subsidiaries as discussed below).

The Tao Senior Credit Agreement requires Intermediate Holdings to comply with a maximum total leverage ratio of 4.00:1.00 and a maximum senior leverage ratio of 3.00:1.00 from the closing date until December 31, 2021 and a maximum total leverage ratio of 3.50:1.00 and a maximum senior leverage ratio of 2.50:1.00 from and after December 31, 2021. In addition, there is a minimum fixed charge coverage ratio of 1.25:1.00 for TAOIH. As of December 31, 2019, TAOIH was in compliance with these financial covenants.

All obligations under the Tao Senior Credit Agreement are guaranteed by TAOIH and TAOIH’s existing and future direct and indirect domestic subsidiaries (other than (i) TAOG, (ii) domestic subsidiaries substantially all of whose assets consist of controlled foreign corporations and (iii) subsidiaries designated as immaterial subsidiaries or unrestricted subsidiaries) (the “Tao Subsidiary Guarantors”, and together with TAOIH, the “Tao Guarantors”). All obligations under the Tao Senior Credit Agreement, including the guarantees of those obligations, are secured by substantially all of the assets of TAOG and each Guarantor (collectively, “Tao Collateral”), including, but not limited to, a pledge of the equity interests in TAOG held directly by TAOIH and the equity interests in each Tao Subsidiary Guarantor held directly or indirectly by TAOIH.

Borrowings under the Tao Senior Credit Agreement bear interest at a floating rate, which at the option of the Senior Borrower may be either (a) a base rate plus an additional rate ranging from 1.50% to 2.50% per annum (determined based on a total leverage ratio) (the “Base Rate”), or (b) a Eurocurrency rate plus an additional rate ranging from 2.50% to 3.50% per annum (determined based on a total leverage ratio) (the “Eurocurrency Rate”).

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

The Tao Senior Credit Agreement requires TAOG to pay a commitment fee of 0.50% in respect of the daily unused commitments under the Tao Revolving Credit Facility. TAOG is also required to pay customary letter of credit fees, as well as fronting fees, to banks that issue letters of credit pursuant to the Tao Senior Credit Agreement. The interest rate on the Tao Senior Credit Agreement as of December 31, 2019 was 4.30%. The outstanding amount drawn on the Tao Revolving Credit Facility was $15,000 as of June 30, 2019, which is reported under Long-term debt, net of deferred financing costs in the accompanying combined balance sheet. In addition to scheduled repayments required under the Tao Term Loan Facility, Tao Group Hospitality repaid the $15,000 outstanding balance under the Tao Revolving Credit Facility during the six months ended December 31, 2019. There was no borrowing under the Tao Revolving Credit Facility as of December 31, 2019.

During the six months ended December 31, 2019 and 2018, the Company made interest payments of $1,218 and $5,489, respectively, under the Tao Senior Credit Agreement and the 2017 Tao Credit Agreement.

In addition to the financial covenants described above, the Tao Senior Credit Agreement and related security agreements contain certain customary representations and warranties, affirmative covenants and events of default. The Tao Senior Credit Agreement contains certain restrictions on the ability of TAOIH, the TAOG and its restricted subsidiaries to take certain actions as provided in (and subject to various exceptions and baskets set forth in) the Tao Senior Credit Agreement, including, without limitation, the following: (i) incurring additional indebtedness and contingent liabilities; (ii) creating liens on certain assets; (iii) making investments, loans or advances in or to other persons; (iv) paying dividends and distributions or repurchasing capital stock; (v) engaging in certain transactions with affiliates; (vi) amending specified agreements; (vii) merging or consolidating; (viii) making certain dispositions; and (ix) entering into agreements that restrict the granting of liens. Intermediate Holdings is subject to a customary passive holding company covenant.

Subject to customary notice and minimum amount conditions, TAOG may voluntarily prepay outstanding loans under the Tao Senior Credit Agreement at any time, in whole or in part, without premium or penalty (except for customary breakage costs with respect to Eurocurrency loans). The initial Tao Term Loan Facility amortizes quarterly in accordance with its terms from June 30, 2019 through March 31, 2024 with a final maturity date on May 23, 2024. TAOG is required to make mandatory prepayments on the Tao Term Loan Facility from the net cash proceeds of certain sales of assets (including Tao Collateral) or casualty insurance and/or condemnation recoveries (in each case, subject to certain reinvestment, repair or replacement rights) and the incurrence of certain indebtedness, subject to certain exceptions.

See Note 10 to the Company’s Audited Combined Financial Statements for more information regarding the Company’s debt maturities for the Tao Senior Secured Credit Facilities.

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Deferred Financing Costs

The following table summarizes the presentation of the Tao Term Loan Facility and the related deferred financing costs in the accompanying combined balance sheets as of December 31, 2019 and June 30, 2019.

	December 31, 2019
	Tao Term Loan Facility	Deferred Financing Costs	Total
Current portion of long-term debt, net of deferred financing costs	$5,000	$(208)	$4,792
Long-term debt, net of deferred financing costs (a)	31,250	(727)	30,523

Total	$36,250	$(935)	$35,315

	June 30, 2019
	Tao Term Loan Facility	Deferred Financing Costs	Total
Current portion of long-term debt, net of deferred financing costs	$6,250	$(208)	$6,042
Long-term debt, net of deferred financing costs (a)	33,750	(831)	32,919

Total	$40,000	$(1,039)	$38,961

(a)

In addition to the outstanding balance associated with the Tao Term Loan Facility disclosed above, the Company’s Long-term debt, net of deferred financing costs in the accompanying combined balance sheets also includes $637 related to a note with respect to a loan received by BCE from its noncontrolling interest holder that is due in April 2021 as of December 31, 2019 and June 30, 2019, and $15,000 outstanding balance under the Tao Revolving Credit Facility as of June 30, 2019.

The following table summarizes deferred financing costs, net of amortization, related to the Tao Revolving Credit Facility as reported on the accompanying combined balance sheet:

	December 31, 2019	June 30, 2019
Other current assets	$85	$85
Other assets	290	333

Note 11. Pension Plans and Other Postretirement Benefit Plan

See Note 11 to the Company’s Audited Combined Financial Statements for more information regarding the Company’s defined benefit pension plans (“Pension Plans”), postretirement benefit plan (“Postretirement Plan”), The Madison Square Garden 401(k) Savings Plan and the MSG Sports & Entertainment, LLC Excess Savings Plan (collectively, the “Savings Plans”), and The Madison Square Garden 401(k) Union Plan (the “Union Savings Plan”). The Company’s Pension Plans and Postretirement Plan are considered “Shared Plans” as previously defined.

Defined Benefit Pension Plans and Postretirement Benefit Plan

The following table presents components of net periodic benefit cost for the Pension Plans and Postretirement Plan included in the accompanying combined statements of operations for the six months ended December 31, 2019 and 2018. Service cost is recognized in direct operating expenses and selling, general and

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

administrative expenses. All other components of net periodic benefit cost are reported in Miscellaneous expense, net.

	Pension Plans		Postretirement Plan
	Six Months Ended December 31,		Six Months Ended December 31,
	2019	2018	2019	2018
Service cost	$48	$40	$35	$55
Interest cost	2,656	2,946	55	115
Expected return on plan assets	(2,659)	(1,563)	—	—
Recognized actuarial loss	680	636	5	20
Amortization of unrecognized prior service credit	—	—	—	(3)

Net periodic benefit cost	$725	$2,059	$95	$187
Contributory charge to MSG for participation in the Shared Plans and allocation of costs related to the corporate employees (a)	(102)	(344)	(16)	(33)

Net periodic benefit cost reported in combined statements of operations	$623	$1,715	$79	$154

(a)

The pension expense related to employees of other MSG businesses participating in any of these plans is reflected as a contributory charge from the Company to MSG, resulting in a decrease to the expense recognized in the combined statements of operations.

Defined Contribution Pension Plans

For the six months ended December 31, 2019 and 2018, expenses related to the Savings Plans and Union Savings Plan included in the accompanying combined statements of operations are as follows:

Savings Plans (a)		Union Savings Plan
Six Months Ended December 31,		Six Months Ended December 31,
2019	2018	2019	2018
$4,595	$4,091	$53	$48

(a)	These amounts include $1,752 and $1,630 of expenses related to the Company’s corporate employees which were allocated to MSG during the six months ended December 31, 2019 and 2018, respectively.

Note 12. Share-based Compensation

See Note 12 to the Company’s Audited Combined Financial Statements for more information regarding MSG’s 2015 Employee Stock Plan (the “MSG Employee Stock Plan”).

For the six months ended December 31, 2019 and 2018, share-based compensation expense was $20,458 and $19,203, respectively. In addition, capitalized share-based compensation expense was $2,482 for the six months ended December 31, 2019. There were no costs related to share-based compensation that were capitalized for the six months ended December 31, 2018. These amounts reflect only the expenses for the awards provided to the Company’s direct employees, net of expenses related to the Company’s Corporate employees who participate in the MSG Employee Stock Plan that were charged to MSG.

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Restricted Stock Units Award Activity

The following table summarizes activity related to MSG’s restricted stock units and performance restricted stock units, collectively referred to as “RSUs,” held by the Company’s employees for the six months ended December 31, 2019:

	Number of		Weighted- Average Fair Value Per Share at Date of Grant
	Nonperformance Based Vesting RSUs	Performance Based Vesting RSUs
Unvested award balance, June 30, 2019	215	354	$252.51
Granted (a)	112	112	$246.51
Vested	(96)	(119)	$212.43
Forfeited	(6)	(11)	$261.49

Unvested award balance, December 31, 2019	225	336	$265.23

(a)

Includes incremental performance based RSUs (“PRSUs”) that were historically reported at a target payout of 100%. Upon meeting the performance objectives, the number of PRSUs vested at 105.5% of target.

The fair value of RSUs that vested during the six months ended December 31, 2019 was $55,482. Upon delivery, RSUs granted under the MSG Employee Stock Plan were net share-settled to cover the required statutory tax withholding obligations. To fulfill the employees’ required statutory tax withholding obligations for the applicable income and other employment taxes, 98 of these RSUs, with an aggregate value of $25,415 were retained by MSG.

The fair value of RSUs that vested during the six months ended December 31, 2018 was $46,273. The weighted-average fair value per share at grant date of RSUs granted during the six months ended December 31, 2018 was $306.11.

Stock Options Award Activity

The following table summarizes activity related to MSG’s stock options held by the Company’s employees for the six months ended December 31, 2019:

	Number of Time Vesting Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance as of June 30, 2019	543	$325.47
Granted	—	$—

Balance as of December 31, 2019	543	$325.47	6.55	$7,887

Exercisable as of December 31, 2019	175	$299.67	6.87	$5,258

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 13. Accumulated Other Comprehensive Loss

The following table details the components of accumulated other comprehensive loss:

	Six Months Ended December 31, 2019
	Pension Plans and Postretirement Plan	Cumulative Translation Adjustments	Unrealized Gain (Loss) on Available-for-sale Securities (b)	Accumulated Other Comprehensive Loss
Balance as of June 30, 2019	$(42,080)	$(4,843)	$—	$(46,923)
Other comprehensive income before reclassifications	—	13,168	—	13,168
Amounts reclassified from accumulated other comprehensive loss (a)	685	—	—	685

Other comprehensive income (loss)	685	13,168	—	13,853

Balance as of December 31, 2019	$(41,395)	$8,325	$—	$(33,070)

	Six Months Ended December 31, 2018
	Pension Plans and Postretirement Plan	Cumulative Translation Adjustments	Unrealized Gain (Loss) on Available-for-sale Securities (b)	Accumulated Other Comprehensive Loss
Balance as of June 30, 2018	$(40,846)	$(502)	$(5,570)	$(46,918)
Reclassification of unrealized loss on available-for-sale securities	—	—	5,570	5,570
Other comprehensive income (loss) before reclassifications	—	(3,202)	—	(3,202)
Amounts reclassified from accumulated other comprehensive loss (a)	653	—	—	653

Other comprehensive income (loss)	653	(3,202)	—	(2,549)

Balance as of December 31, 2018	$(40,193)	$(3,704)	$—	$(43,897)

(a)

Amounts reclassified from accumulated other comprehensive loss represent the amortization of net actuarial loss and net unrecognized prior service credit included in net periodic benefit cost, which is reflected under Miscellaneous income (expense), net in the accompanying combined statements of operations.

(b)

As of July 1, 2018, upon adoption of ASU No. 2016-01, the Company recorded a transition adjustment to reclassify accumulated other comprehensive loss associated with its investment in Townsquare in the amount of $2,466 pre-tax ($5,570, net of tax) to MSG Investment. See Note 9 for more information related to the investment in Townsquare and its impact on the Company’s operating results for the six months ended December 31, 2019 and 2018, which is reflected under Miscellaneous income (expense), net in the accompanying combined statements of operations.

Note 14. Income Taxes

During the periods presented in the combined financial statements, the Company did not file separate income tax returns. The Company was included in the federal and state income tax returns of MSG for all periods presented. The income tax expense or benefit presented has been determined on a separate return basis as if the Company filed a separate income tax return.

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Income tax expense for the six months ended December 31, 2019 of $1,440 differs from income tax expense derived from applying the statutory federal rate of 21% to pretax income primarily due to a tax benefit related to a decrease in valuation allowance of $8,922 and excess tax benefit related to share-based compensation awards of $2,481, partially offset by state income tax expense of $4,323 and tax expense from nondeductible officers’ compensation of $2,550.

Income tax expense for the six months ended December 31, 2018 of $784 differs from income tax expense derived from applying the statutory federal rate of 21% to pretax income primarily due to a tax benefit related to a decrease in valuation allowance of $20,870 and excess tax benefit related to share-based compensation awards of $3,475, partially offset by (i) state income tax expense of $7,856, (ii) tax expense from nondeductible officers’ compensation of $4,718, and (iii) tax expense related to noncontrolling interest of $1,280.

MSG was notified during the third quarter of fiscal year 2018 that the Internal Revenue Service (“IRS”) was commencing an audit of the federal income tax return for the year ended June 30, 2016. In October 2019, MSG was informed by the IRS that the audit resulted in no changes.

Note 15. Related Party Transactions

Members of the Dolan family are the controlling stockholders of Spinco, MSG, MSG Networks and AMC Networks Inc. (“AMC Networks”).

The Company has various agreements with MSG Networks, including an advertising sales representation agreement and a services agreement (the “Services Agreement”). Pursuant to the Services Agreement, which was effective July 1, 2018, the Company provides certain services to MSG Networks, such as information technology, accounts payable and payroll, human resources, and other corporate functions, as well as the executive support services described below, in exchange for service fees. The Services Agreement expired on June 30, 2019. The Company entered into an interim agreement with MSG Networks, pursuant to which the parties are providing the same services on the same terms.

The Company shares certain executive support costs, including office space, executive assistants, security and transportation costs, for (i) the Company’s Executive Chairman and Chief Executive Officer with MSG Networks and (ii) the Company’s Vice Chairman with MSG Networks and AMC Networks.

On June 16, 2016, the Company entered into an arrangement with the Dolan Family Office, LLC (“DFO”), an entity owned and controlled by Charles F. Dolan, AMC Networks and MSG Networks providing for the sharing of certain expenses associated with executive office space which is available to James L. Dolan (the Executive Chairman, Chief Executive Officer and a director of the Company and MSG, the Executive Chairman and a director of MSG Networks, and a director of AMC Networks), Charles F. Dolan (the father of James L. Dolan and the Executive Chairman and a director of AMC Networks and a director of MSG and MSG Networks), and the DFO which is controlled by Charles F. Dolan. Effective September 2018, the Company is no longer party to this arrangement.

The Company is a party to various Aircraft Support Services Agreements (the “Support Agreements”), pursuant to which the Company provides certain aircraft support services to entities controlled by (i) the Company’s Executive Chairman, Chief Executive Officer and a director, (ii) Charles F. Dolan, and (iii) Patrick F. Dolan, the son of Charles F. Dolan and brother of James L. Dolan. On December 17, 2018, the Company terminated the agreement providing services to the entity controlled by Charles F. Dolan, and entered into a new agreement with Charles F. Dolan and certain of his children, who are siblings of James L. Dolan, specifically: Thomas C. Dolan, Deborah Dolan-Sweeney, Patrick F. Dolan, Marianne Dolan Weber, and Kathleen M. Dolan, which provides substantially the same services as the prior agreement for a new aircraft.

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

In addition, the Company is party to reciprocal time sharing/dry lease agreements with each of (i) Quart 2C, LLC (“Q2C”), a company controlled by the Company’s Executive Chairman, Chief Executive Officer and a director, and Kristin A. Dolan, his spouse, and (ii) Charles F. Dolan and Sterling Aviation, LLC, a company controlled by Charles F. Dolan (collectively, “CFD”), pursuant to which the Company has agreed from time to time to make its aircraft available to each of Q2C and CFD, and Q2C, and CFD have agreed from time to time to make their aircraft available to the Company. Pursuant to the terms of the agreements, Q2C and/or CFD may lease on a non-exclusive, “time sharing” basis, the Company’s Gulfstream Aerospace G550 aircraft (the “G550 Aircraft”). On December 17, 2018, in connection with the purchase of a new aircraft (as noted above), the Company replaced the dry lease agreement with CFD with a new dry lease agreement with Sterling2k LLC, an entity owned and controlled by Deborah Dolan-Sweeney, the daughter of Charles F. Dolan and the sister of the Company’s Executive Chairman and Chief Executive Officer, which provides for the Company’s usage of the new aircraft on the same terms as the prior agreement.

On May 6, 2019, the Company entered into a dry lease agreement with Brighid Air, LLC (“Brighid Air”), a company owned and controlled by Patrick F. Dolan, the son of Charles F. Dolan and the brother of the Company’ Executive Chairman, Chief Executive Officer and a director, pursuant to which the Company may lease on a non-exclusive basis Brighid Air’s Bombardier BD100-1A10 Challenger 350 aircraft (the “Challenger”). In connection with the dry lease agreement, on May 6, 2019 the Company also entered into a Flight Crew Services Agreement (the “Flight Crew Agreement”) with DFO, an entity owned and controlled by Charles F. Dolan, pursuant to which the Company may utilize pilots employed by DFO for purposes of flying the Challenger when the Company is leasing that aircraft under the Company’s dry lease agreement with Brighid Air.

The Company and each of MSG Networks and AMC Networks are party to certain aircraft time sharing agreements, pursuant to which the Company has agreed from time to time to make aircraft available to MSG Networks and/or AMC Networks for lease on a “time sharing” basis. Additionally, the Company, MSG Networks and AMC Networks have agreed on an allocation of the costs of certain helicopter use by their shared executives.

In addition to the aircraft arrangements described above, certain executives of the Company are party to aircraft time sharing agreements, pursuant to which the Company has agreed from time to time to make certain aircraft available for lease on a “time sharing” basis for personal use in exchange for payment of actual expenses of the flight (as listed in the agreement).

From time to time the Company enters into arrangements with 605, LLC. James L. Dolan, the Company’s Executive Chairman, Chief Executive Officer and a director, and his spouse, Kristin A. Dolan, own 50% of 605, LLC. Kristin A. Dolan is also the founder and Chief Executive Officer of 605, LLC. 605, LLC provides audience measurement and data analytics services to the Company and its subsidiaries in the ordinary course of business.

As of December 31, 2019 and June 30, 2019, BCE had $637 of notes payable. See Note 10 for further information.

The Company has also entered into certain commercial agreements with its nonconsolidated affiliates in connection with MSG Sphere. For the six months ended December 31, 2019, the Company recorded approximately $7,370 of capital expenditures in connection with services provided to the Company under these agreements.

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Revenues and Operating Expenses (Credits)

The following table summarizes the composition and amounts of the transactions with the Company’s affiliates. These amounts are reflected in revenues and operating expenses in the accompanying combined statements of operations for the six months ended December 31, 2019 and 2018:

	Six Months Ended December 31,
	2019	2018
Revenues	$7,459	$7,856
Operating expenses (credits):
Revenue sharing expenses	$65,502	$69,193
Allocation of charges for venue usage to MSG	(22,104)	(22,753)
Corporate general and administrative expenses, net — MSG	(63,813)	(54,480)
Corporate general and administrative expenses, net — MSG Networks	(5,204)	(5,276)
Consulting fees	—	1,792
Advertising expenses	144	346
Other operating expenses (credit), net	123	11

Revenues

Revenues from related parties primarily consist of commissions earned in connection with the advertising sales representation agreement pursuant to which the Company has the exclusive right and obligation to sell MSG Networks’ advertising availabilities. In addition, amounts disclosed above include the Company’s share of revenues earned from sponsorship agreements that were entered into by MSG and include performance obligations satisfied by both the Company and MSG.

In addition, the Company and Tribeca Enterprises have a service agreement pursuant to which the Company provides marketing inventory, advertising sales and consulting services to Tribeca Enterprises for a fee. On August 5, 2019, the Company sold its equity capital in Tribeca Enterprises. Accordingly, Tribeca Enterprises is no longer a related party of the Company, and thus the related party transactions disclosed herein that relate to Tribeca Enterprises were recognized prior to August 5, 2019. The Company is also a party to certain commercial arrangements with AMC Networks and its subsidiaries.

Revenue sharing expenses

Revenue for the Company’s suite license arrangements and venue signage and sponsorship agreements entered into by the Company is recorded on a gross basis. MSG’s share of the Company’s revenue related to such arrangements is recognized as a component of direct operating expenses. See Note 3 to the Company’s Audited Combined Financial Statements for more information.

Allocation of Charges for Venue Usage to MSG

For purposes of the Company’s combined financial statements, the Company allocates to MSG certain expenses for the usage of The Garden, which are reported as a reduction of direct operating expense in the accompanying combined statements of operations. See Note 2 to the Company’s Audited Combined Financial Statements for more information.

Corporate General and Administrative Expenses, net — MSG

Allocations of corporate overhead and shared services expense were recorded by both the Company and MSG for corporate and operational functions based on direct usage or the relative proportion of revenue,

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

headcount or other measures of the Company or MSG. The Company’s corporate overhead expenses primarily related to centralized functions, including executive management, finance, treasury, tax, internal audit, legal, information technology, human resources and risk management functions.

Corporate General and Administrative Expenses, net — MSG Networks

The Company’s corporate overhead expenses that are charged to MSG Networks are primarily related to centralized functions, including executive compensation, finance, treasury, tax, internal audit, legal, information technology, human resources and risk management functions.

For the six months ended December 31, 2019 and 2018, Corporate general and administrative expenses, net — MSG Networks reflects charges from the Company to MSG Networks under the Services Agreement of $5,282 and $5,287, respectively.

Consulting Fees

On December 5, 2018, the Company’s joint venture interest in AMSGE was sold to Azoff Music, which resulted in the Company no longer being an owner of AMSGE (renamed The Azoff Company). Accordingly, The Azoff Company is not a related party of the Company, and thus the related party transactions disclosed herein that relate to AMSGE were recognized prior to December 5, 2018. Prior to the sale of AMSGE, the Company paid AMSGE and its nonconsolidated affiliates for advisory and consulting services that AMSGE and its nonconsolidated affiliates provide to the Company, and for the reimbursement of certain expenses in connection with such services.

Advertising Expenses

The Company incurs advertising expenses for services rendered by its related parties, primarily MSG Networks, most of which are related to the utilization of advertising and promotional benefits by the Company.

Other Operating Expenses, net

The Company and its related parties enter into transactions with each other in the ordinary course of business. Amounts charged to the Company for other transactions with its related parties are net of amounts charged by the Company to the Knickerbocker Group, LLC, an entity owned by James L. Dolan, the Executive Chairman, Chief Executive Officer and a director of the Company and MSG, for office space equal to the allocated cost of such space and the cost of certain technology services. In addition, other operating expenses include net charges relating to (i) reciprocal aircraft arrangements between the Company and each of Q2C and CFD and (ii) time sharing agreements with MSG Networks and AMC Networks.

Nonoperating Expense

Miscellaneous expense, net includes a contributory charge to MSG related to the participation of MSG and corporate employees in the Shared Plans and Postretirement Plan, in the amounts $111 and $365, for the six months ended December 31, 2019 and 2018, respectively.

Cash Management

MSG uses a centralized approach to cash management and financing of operations. The Company and other MSG or MSG subsidiaries’ cash was available for use and was regularly “swept” historically. Transfers of cash

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NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

both to and from MSG are included as components of MSG investment on the combined statements of divisional equity and redeemable noncontrolling interests. The main components of the net transfers (to)/from MSG are cash pooling/general financing activities, various expense allocations to/from MSG, and receivables/payables from/to MSG deemed to be effectively settled upon the distribution of the Company by MSG.

MSG Investment

All significant balances and transactions among Spinco and MSG and its subsidiaries, which include allocations of corporate general and administrative expenses, share-based compensation expense and other historical intercompany activities, are recorded as components of Divisional Equity. As the books and records of Spinco were not kept on a separate basis from MSG, the determination of the average net balance due to or from MSG is not practicable.

Note 16. Subsequent Event

On January 22, 2020, the Company acquired an additional 15% of common equity interest in Tao Group Hospitality from its noncontrolling interest holders through an issuance of shares of the MSG’s Class A Common Stock. The Company now owns 77.5% of common equity interest in Tao Group Hospitality.